Form 20-F
period 2021-12-31
Brookfield Business Corp
filed 2022-03-30
CIK 1871130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-41313
Brookfield Business Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
250 Vesey Street, 15th Floor
New York, NY 10281
United States
(Address of principal executive offices)
A.J. Silber
250 Vesey Street, 15th Floor
New York, NY 10281
United States
Tel: (212) 417-7000
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Exchangeable Subordinate Voting Shares	BBUC	New York Stock Exchange, Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
73,008,085 Class A Exchangeable Subordinate Voting Shares as of March 18, 2022
One Class B Multiple Voting Share as of March 18, 2022
25,934,120 Class C Non-Voting Shares as of March 18, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).        Yes ☐ No ☒

Brookfield Business Corporation	i

ii	Brookfield Business Corporation

INTRODUCTION AND USE OF CERTAIN TERMS
We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F all financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
In this Form 20-F, unless the context suggests otherwise, references to “we”, “us”, “our” and “our company” mean Brookfield Business Corporation together with all of its subsidiaries. References to “Brookfield Business Partners” means the partnership collectively with Holding LP, the Holding Entities and the operating businesses (but excluding our company). References to “our group” mean, collectively, our company and Brookfield Business Partners. Unless the context suggests otherwise, in this Form 20-F references to:
•“articles” means the notice of articles and articles of our company;
•“assets under management” mean assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;
•“backlog” represents an estimate of revenues to be recognized in future financial periods from contracts currently secured. Backlog is not indicative of future revenues, as we cannot guarantee that the revenues projected in our backlog will be realized or that it will exceed cost and generate profit. Projects may remain in our backlog for an extended period of time. Furthermore, variations in projects may occur with respect to contracts included in our backlog that could reduce the dollar amount of our backlog and the revenues and profits that we eventually realize;
•“BBUC” means Brookfield Business Corporation;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“BRK Ambiental” means BRK Ambiental Participações S.A.;
•“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Inc.;
•“Brookfield Brazil” means Brookfield Brasil Asset Management Investmentos Ltda.;
•“Brookfield Business Partners” means the partnership collectively with Holding LP, the Holding Entities, and any other direct or indirect subsidiary of a Holding Entity (but excluding our company);
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Business” means the initial services and industrial operations acquired by our company immediately prior to the special distribution, consisting of Healthscope, Multiplex, BRK Ambiental and a portion of its indirect interest in Westinghouse;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of our company and “class B share” means any one of them;
•class C shares” means the class C non-voting shares in the capital of our company and “class C share” means any one of them;
•“CODM” means Chief Operating Decision Maker;
•“company” means Brookfield Business Corporation;
•“consortium” means our company and the various institutional clients of Brookfield Asset Management;
•“CRA” means the Canada Revenue Agency;
•“distribution date” means March 15, 2022;

Brookfield Business Corporation	1

•“DTC” means the Depository Trust Company;
•“ESG” means environmental, social and governance;
•“exchangeable shares” means the class A exchangeable subordinate voting shares of BBUC;
•“general partner of the partnership” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management;
•“Healthscope” means Healthscope Pty Limited;
•“Holding Entities” means the primary holding subsidiaries of the Holding LP, from time to time, through which it indirectly holds all of our interests in our operating businesses, including Brookfield BBP Canada Holdings Inc., Brookfield BBP US Holdings LLC and Brookfield BBP Bermuda Holdings Limited;
•“Holding LP” means Brookfield Business L.P.;
•“Holding LP Limited Partnership Agreement” means the amended and restated limited partnership agreement of the Holding LP;
•“IASB” means the International Accounting Standards Board;
•“IBOR” means interbank offered rate;
•“IFRIC 23” means IFRIC 23, Uncertainty over Income Tax Treatments;
•“IFRS” means the International Financial Reporting Standards as issued by the IASB;
•“IFRS 3” means IFRS 3, Business combinations;
•“IFRS 8” means IFRS 8, Operating segments;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance contracts;
•“incentive distribution” means the distribution payable to holders of Special LP Units as described under “Related Party Transactions-Incentive Distributions”;
•“LIBOR” means the London Interbank offered rate;
•“Licensing Agreement” means the licensing agreement which the partnership and the Holding LP have entered into;
•“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;
•“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;
•“MD&A” means the management’s discussion and analysis of financial conditions and results of operations;
•“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;
•“Multiplex” means Multiplex Global Limited;
•“NI 51-102” means National Instrument 51-102-Continuous Disclosure Obligations;
•“Non-Resident Subsidiaries” means the subsidiaries of Holding LP that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act;
•“Non-U.S. Holder” means a beneficial owner of one or more exchangeable shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes;
•“NRC” means the U.S. Nuclear Regulatory Commission;
•“NYSE” means New York Stock Exchange;
•“Oaktree” means Oaktree Capital Group, LLC together with its affiliates;

2	Brookfield Business Corporation

•“Oaktree Accounts” means Oaktree-managed funds and accounts;
•“OEM” means original equipment manufacturer;
•“operating businesses” means the businesses in which the Holding Entities hold interests and that directly or indirectly hold our operations and assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;
•“our operations” means the business services and industrial operations we own;
•“PAA” means Price-Anderson Act;
•“partnership” means Brookfield Business Partners L.P., except as the context otherwise requires;
•“partnership limited partnership agreement” means the amended and restated limited partnership agreement of the partnership;
•“PRI” means Principles for Responsible Investment;
•“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;
•“Redemption-Exchange Units” means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;
•“Relationship Agreement” means the relationship agreement dated June 1, 2016 by and among Brookfield, the partnership, Holding LP, the Holding Entities and the Service Providers as amended in connection with the special distribution;
•“Rights Agreement” means the right agreement dated as of March 15, 2022, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association;
•“RFR” means risk-free interest rate;
•“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;
•“Service Recipients” means our company, the partnership, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“SOFR” means secured overnight financing rate;
•“SONIA” means Sterling Overnight Index Average;
•“shareholder” means a holder of exchangeable shares;
•“special distribution” means the special distribution of exchangeable shares on March 15, 2022 by the partnership to holders of units of record as of March 7, 2022, as further described in Item 4.A., “History and Development of Our Company”;
•“Special LP Units” means special limited partnership units of the Holding LP;
•“Tax Act” means the Income Tax Act (Canada), together with the regulation thereunder;
•“TCFD” means the Task Force on Climate-related Financial Disclosures;

Brookfield Business Corporation	3

•“TSX” means the Toronto Stock Exchange;
•“unitholders” means the holders of the partnership’s units;
•“units” or “LP Units” means the non-voting publicly traded limited partnership units of the partnership;
•“U.S. Holder” means a beneficial owner of one or more of our exchangeable shares that is for U.S. federal tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; and
•“Westinghouse” means Westinghouse Electric Company.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to United States dollars, references to “£” are to British Pounds, references to “€” are to Euros and references to “C$” are to Canadian dollars.

4	Brookfield Business Corporation

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our limited operating history;
•the impact or unanticipated impact of general economic, political and market factors in the countries in which our group does business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic and any SARS-CoV-2 variants (collectively, “COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates, global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including dispositions;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the effect of applying future accounting changes;
•the ability to appropriately manage human capital;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which our group operates;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;

Brookfield Business Corporation	5

•the redemption of exchangeable shares by the company at any time or upon notice from the holder of the class B shares;
•the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
In addition, our future results may be impacted by various government-mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See Item 3.D., “Risk Factors - Risks Relating to our Operations Generally - Risks Relating to the COVID-19 Pandemic” in this Form 20-F.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. We therefore expect that the market price of the exchangeable shares will be impacted by the market price of units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Business Partners in its continuous disclosure filings. Copies of the partnership’s continuous disclosure filings will be available electronically on EDGAR on the SEC’s website at www.sec.gov or SEDAR at www.sedar.com.
These risk factors and others are discussed in detail in this Form 20-F, under the heading “Risk Factors”. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this Form 20-F are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of government mandated economic restrictions resulting from the COVID-19 pandemic in certain jurisdictions in which we operate. These forward-looking statements and information are made as of the date of this Form 20-F.

6	Brookfield Business Corporation

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A. [RESERVED]
3.B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D. RISK FACTORS
Your holding of exchangeable shares of our company involves substantial risks. The following summarizes some, but not all of the risks provided below. You should carefully consider the following risk factors in addition to the other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the value of your exchangeable shares would likely suffer. Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. In addition to carefully considering the risk factors contained in this Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Business Partners’ business and an investment in units, described in the partnership’s annual report on Form 20-F.
Risks Relating to our Company
•Risks relating to the intended structural equivalence of the exchangeable shares with the units.
•Risks relating to our lack of separate operating history, including our ability to maintain effective internal controls.
•Risks related to our company’s status as a “foreign private issuer” under U.S. securities laws.
•Risks relating to our company’s future operations.
•Risks relating to our company’s completion of new acquisitions.
•Risks relating to the possibility of our company becoming an investment company under U.S. securities laws.
Risks Relating to the Exchangeable Shares
•Risks relating to our group’s ability to redeem our exchangeable shares at any time.
•Risks relating to the trading price of our exchangeable shares relative to the units.
•Risks relating to the liquidity and de-listing of our exchangeable shares.
•Risks relating to possible future dilution of units upon the exchange of our exchangeable shares.
•Risks relating to additional issuances of exchangeable shares and/or units, or other securities that have rights and privileges that are more favorable than the rights and privileges afforded to our shareholders.
•Risks relating to the possibility that any dividends received by the holders of our exchangeable shares may not be equal to the distributions paid on the units.
•Risks relating to foreign currency exchanges.
•Risks relating to differing laws in effect in Canada and Bermuda.

Brookfield Business Corporation	7

Risks Relating to our Business Services Operations
•Risks relating to the healthcare services business and its dependence on revenues from private health insurance funds and its relationships with accredited medical practitioners.
•Risks relating to the healthcare services operations reliance on suppliers and skilled labor.
•Risks relating to indemnification for our healthcare services operations.
•Risks relating to operating costs and maintaining operations of the healthcare services operations.
•Risks relating to the cyclical nature of the construction market.
•Risks relating to the unpredictable award of new contracts in the construction market.
•Risks relating to reduced profits or losses under contracts if costs increase above estimates.
•Risks relating to performance guarantees and operating under various types of construction-related contracts.
•Risks relating to macroeconomic factors and climate change affecting our construction operations.
Risks Relating to our Infrastructure Services Operations
•Risks relating to the public perception of nuclear power.
•Risks related to nuclear power plants, the nuclear power industry and our nuclear technology services operations, including nuclear services regulation.
Risks Relating to our Industrials Operations
•Risks relating to our water, wastewater and industrial water treatment businesses in Brazil.
•Risks relating to the dependence on supplies of raw materials.
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.
Risks Relating to our Relationship with Brookfield and Brookfield Business Partners
•Risks relating to senior executives of Brookfield exercising influence over our company.
•Risks relating to our reliance on Brookfield’s ability to identify and present our company with acquisitions.
•Risks relating to our dependence on Brookfield and its personnel under our arrangements with Brookfield.
•Risks relating to Brookfield and Brookfield Business Partners’ control over a significant percentage of our outstanding securities.
•Risks relating to Brookfield’s lack of fiduciary duty to our shareholders or the partnership’s unitholders.
•Risks relating to our organizational, ownership and operational management structure potentially creating conflicts of interest.
Risks Related to Taxation
•Risks related to United States, Canadian and Bermuda taxation, and the effects thereof on our business.

8	Brookfield Business Corporation

Risks Relating to our Operations Generally
•Risks relating to completion of new acquisitions and changes to the scale and scope of our group’s operations.
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the COVID-19 pandemic.
•Risks relating to Russia’s ongoing military conflict with Ukraine.
•Risks related to our group’s indebtedness and our group’s ability to distribute equity.
•Risks relating to our group’s access to the credit and capital markets and our group’s ability to raise capital.
•Risks relating to the structure of our group’s operations and our level of control over our group’s operations.
Risks Relating to our Company
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and therefore we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit, and each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. Our group currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. As a result, the business operations of Brookfield Business Partners, and the market price of the units, are expected to have a significant impact on the market price of the exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Exchangeable shareholders will have no ability to control or influence the decisions or business of Brookfield Business Partners. You should therefore carefully consider the risk factors applicable to Brookfield Business Partners’ business and an investment in units, as described in the partnership’s Annual Report. For additional information regarding Brookfield Business Partners, see Item 7.B., “Related Party Transactions - Brookfield Business Partners”.
Our company is a newly formed corporation with limited separate operating history and the historical information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
Our company was formed on June 21, 2021 and has only recently commenced its activities. Although our assets and operating businesses have been under Brookfield Business Partners’ control prior to the formation of our company, their combined results have not previously been reported on a stand-alone basis and any historical and pro forma financial statements may not be indicative of our future financial condition or operating results and will make it difficult to assess our ability to operate profitably and pay dividends to our shareholders.
The material assets of our company consist solely of interests in our operating subsidiaries.
Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from our operating businesses to provide our company with the funds necessary to meet our financial obligations. Our operating businesses are legally distinct from our company and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to satisfy their own working capital requirements and service any debt obligations before making distributions to our company.

Brookfield Business Corporation	9

Our company is a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although our company is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and we are permitted to follow certain home country corporate governance practices (being Bermuda and British Columbia for the partnership and the company, respectively) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards (being Bermuda and British Columbia for the partnership and the company, respectively); however, as our company is externally managed by the Service Providers pursuant to the Master Services Agreement and is a foreign private issuer, we will not have a compensation committee. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively), as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
Our company’s operations in the future may be different than our current business.
Our company’s current operations consist of interests in Healthscope, Westinghouse, Multiplex and BRK Ambiental, representing a portion of Brookfield Business Partners’ operations. Brookfield Business Partners currently has four operating segments: (i) business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, financing services, and other businesses; (ii) infrastructure services, which includes services to the nuclear power generation industry and offshore oil production industry, and access, forming and shoring solutions and specialized services; (iii) industrials, which includes automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and (iv) corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield. Brookfield Business Partners and our company may own interests in other operating subsidiaries in the future. The risks associated with the operations of Brookfield Business Partners, or our future operations, may differ from those associated with the Business.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our group’s operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our group’s strategy involves seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to our group. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage our company and integrate acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by our company, thereby resulting in a dispute.

10	Brookfield Business Corporation

Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940, or the Investment Company Act (and similar legislation in other jurisdictions) and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for our company to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for our company to operate as contemplated. Agreements and arrangements between and among our company and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our company (including our operating subsidiaries), the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of the exchangeable shares.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of the exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, the partnership routinely excludes recently acquired companies from its evaluation of internal controls. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If our company were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of our company. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Brookfield Business Corporation	11

Risks Relating to the Exchangeable Shares
Our company may redeem the exchangeable shares at any time without the consent of the holders.
Our board of directors, in its sole discretion and for any reason, and without the consent of holders of exchangeable shares, may elect to redeem all of the then outstanding exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date. In the event of such redemption, holders of exchangeable shares will no longer own a direct interest in our company and will become unitholders of the partnership or receive cash based on the value of a unit, even if such holders desired to remain holders of exchangeable shares. Such redemption could occur at a time when the trading price of the exchangeable shares is greater than the trading price of the units, in which case holders would receive units (or its cash equivalent) with a lower trading price. See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Redemption by Issuer”.
In the event that an exchangeable share held by a holder is redeemed by our company or exchanged by the holder, the holder will be considered to have disposed of such exchangeable share for Canadian income tax purposes. See Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations” for more information.
Holders of exchangeable shares do not have a right to elect whether to receive cash or units upon a liquidation, exchange or redemption event. Rather, our group has the right to make such election in its sole discretion.
In the event that (i) there is a liquidation, dissolution or winding up of our company or the partnership, (ii) our company or the partnership exercises its right to redeem (or cause the redemption of) all of the then outstanding exchangeable shares, or (iii) a holder of exchangeable shares requests an exchange of exchangeable shares, holders of exchangeable shares shall be entitled to receive one unit per exchangeable share held (subject to adjustment to reflect certain capital events described in this Form 20-F and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company or the partnership) or its cash equivalent. The form of payment will be determined at the election of our group so a holder will not know whether cash or units will be delivered in connection with any of the events described above. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.
Any holder requesting an exchange of their exchangeable shares for which our company or the partnership elects to provide units in satisfaction of the exchange amount may experience a delay in receiving such units, which may affect the value of the units the holder receives in an exchange.
Each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder”. In the event cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the units after that date will not affect the amount of cash received. However, any holder whose exchangeable shares are exchanged for units will not receive such units for up to ten (10) business days after the applicable request is received. During this period, the market price of units may decrease. Any such decrease would affect the value of the unit consideration to be received by the holder of exchangeable shares on the effective date of the exchange.

12	Brookfield Business Corporation

The partnership is required to maintain an effective registration statement in the United States in order to exchange any exchangeable shares for units. If a registration statement with respect to the units issuable upon any exchange, redemption or acquisition of exchangeable shares (including in connection with any liquidation, dissolution or winding up of our company) is not current or is suspended for use by the SEC, no exchange or redemption of exchangeable shares for units may be effected during such period.
The exchangeable shares may not trade at the same price as the units.
Although each exchangeable share is structured with the intention of providing an economic return that is equivalent to one unit (subject to adjustment to reflect certain capital events), there can be no assurance that the market price of exchangeable shares is equal to the market price of units at any time. If our company redeems the exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the exchangeable shares is greater than the trading price of the units, holders will receive units (or its cash equivalent) with a lower trading price. Factors that could cause differences in such market prices may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;
•actual or perceived differences in distributions to holders of exchangeable shares versus holders of the units, including as a result of any legal prohibitions;
•business developments or financial performance or other events or conditions that may be specific to only Brookfield Business Partners or our company; and
•difficulty in the exchange mechanics between exchangeable shares and units, including any delays or difficulties experienced by the transfer agent in processing the exchange requests.
If a sufficient number of exchangeable shares are exchanged for units, then the exchangeable shares may be de-listed.
If a sufficient amount of exchangeable shares are exchanged for units following the special distribution, or our company exercises our redemption right at any time including if the total number of exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one unit (subject to adjustment to reflect certain capital events described in this Form 20-F), or its cash equivalent (the form of payment to be determined at the election of our group), a de-listing of the exchangeable shares would have a significant adverse effect on the liquidity of the exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.
The market price of the exchangeable shares and units may be volatile, and holders of exchangeable shares and/or units may lose a significant portion of their investment due to drops in the market price of exchangeable shares and/or units.
The market price of the exchangeable shares and the units may be volatile and holders of such securities may not be able to resell their securities at or above the implied price at which they acquired such securities due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company or Brookfield Business Partners’ operating performance or prospects. Specific factors that may have a significant effect on the market price of the exchangeable shares and the units include:
•changes in stock market analyst recommendations or earnings estimates regarding the exchangeable shares or units, other companies and partnerships that are comparable to our company or Brookfield Business Partners or are in the industries that they serve;
•with respect to the exchangeable shares, changes in the market price of the units, and vice versa;
•actual or anticipated fluctuations in our company and partnership’s operating results or future prospects;
•reactions to public announcements by our company and Brookfield Business Partners;
•strategic actions taken by our company or Brookfield Business Partners;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from pandemics, war, incidents of terrorism and responses to such events; and
•sales of such securities by our company, Brookfield Business Partners or significant stockholders.

Brookfield Business Corporation	13

Exchanges of exchangeable shares for units may negatively affect the market price of the units, and additional issuances of exchangeable shares would be dilutive to the units.
Each exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company in the future will be exchangeable for units, and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
We or the partnership may issue additional shares or units in the future, including in lieu of incurring indebtedness, which may dilute holders of our equity securities. We or the partnership may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our equity holders.
Subject to the terms of any of our securities then outstanding, we may issue additional securities, including exchangeable shares, class B shares, class C shares, preferred shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Subject to the terms of any of our securities then outstanding, our board of directors is able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board of directors may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.
Similarly, under the partnership’s limited partnership agreement, the partnership’s general partner may issue additional partnership securities, including units, preferred units, options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the board of the partnership’s general partner may determine. Subject to the terms of any of the partnership securities then outstanding, the board of the partnership’s general partner is able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in the partnership’s profits, losses and dividends, any rights to receive the partnership’s assets upon its dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of the partnership securities then outstanding, the board of the partnership’s general partner may use such authority to issue such additional partnership securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the units.
The sale or issuance of a substantial number of our exchangeable shares, the units or other equity securities of our company or the partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. We cannot predict the effect that future sales or issuances of our exchangeable shares, units or other equity securities would have on the market price of our exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.

14	Brookfield Business Corporation

Our company cannot assure you that it will be able to pay dividends equal to the levels currently paid by the partnership and holders of exchangeable shares may not receive dividends equal to the distributions paid on the units and, accordingly, may not receive the intended economic equivalence of those securities.
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one unit (subject to adjustment to reflect certain capital events). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. However, dividends are at the discretion of our board and unforeseen circumstances (including legal prohibitions) may prevent the same dividends from being paid on each security. Accordingly, there can be no assurance that dividends and distributions will be identical for each exchangeable share and unit, respectively, in the future, which may impact the market price of these securities. Dividends on our exchangeable shares may not equal the levels currently paid by the partnership for various reasons, including, but not limited to, the following:
•our company may not have enough unrestricted funds to pay such dividends due to changes in our company’s cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in which amounts to make any future dividends will be dependent on then-existing conditions, including our company’s financial conditions, earnings, legal requirements, including limitations under British Columbia law, restrictions on our company’s borrowing agreements that limit our ability to pay dividends and other factors we deem relevant; and
•our company may desire to retain cash to improve our credit profile or for other reasons.
Non-U.S. shareholders are subject to foreign currency risk associated with our company’s dividends.
A significant number of our shareholders reside in countries where the U.S. dollar is not the functional currency. Our dividends are denominated in U.S. dollars but are settled in the local currency of the shareholder receiving the dividend. For each non-U.S. shareholder, the value received in the local currency from the dividend will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency is adversely affected.
Our articles and the partnership’s limited partnership agreement provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit the ability of shareholders of our company and unitholders of the partnership to obtain a favorable judicial forum for disputes with directors, officers or employees.
Our articles provide, and the partnership’s limited partnership agreement provide, that, unless our company or the partnership consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision does not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive the company and the partnership’s compliance with federal securities laws of the United States and the rules and regulations thereunder.

Brookfield Business Corporation	15

The choice of forum provision contained in the company’s articles and the partnership’s limited partnership agreement may limit a company shareholder’s or limited partnership unitholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company, the partnership or their directors, officers or other employees, which may discourage such lawsuits against the company, the partnership and their directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to the company and the partnership could find the choice of forum provision contained in the company’s articles and the partnership’s limited partnership agreement to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada (including in the Province of British Columbia) and Bermuda, and other courts within the United States, reach a similar determination regarding the choice of forum provision contained in the company’s articles and the partnership’s limited partnership agreement. If the relevant court were to find the choice of forum provision contained in the company’s articles or the partnership’s limited partnership agreement to be inapplicable or unenforceable in an action, the company and the partnership may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect their business, financial condition and operating results.
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.
Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See Item 10.B., “Memorandum and Articles of Association - Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
The Rights Agreement will terminate on the fifth anniversary of the distribution date.
The Rights Agreement will terminate on the fifth anniversary of the distribution date, unless otherwise terminated earlier pursuant to its terms. After such date, holders of exchangeable shares will no longer have the benefit of the protections provided for by the Rights Agreement and will be reliant solely on the rights provided for in our company’s articles. In the event that our company or the partnership fails to satisfy a request for exchange after the expiry of the Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights. See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder” and Item 7.B., “Related Party Transactions - Relationship with Brookfield - Rights Agreement”.
U.S. investors in our exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against our company and our board of directors and the Service Providers.
The company was established under the laws of the Province of British Columbia, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers are located outside of the United States. Certain of our directors and officers and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers and the Service Providers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers and the Service Providers. It may also not be possible to enforce against our company, or our directors and officers and the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

16	Brookfield Business Corporation

Risks Relating to our Business Services Operations
The majority of the revenues from our healthcare services operations are derived from private health insurance funds.
The profitability of our healthcare services operations is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services operations. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services operations, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services operations. Healthscope continues to incur additional costs in the current environment related to increased health and safety measures associated with the global pandemic. We can provide no assurance regarding the impact of these costs on our future results.
Our healthcare services operations are reliant on relationships with accredited medical practitioners.
Accredited medical practitioners prefer to work at hospitals which, amongst other things, provide high quality facilities, equipment and nursing staff, exceptional clinical safety outcomes and which are conveniently located. Accredited medical practitioners could cease to practice or stop referring patients to our facilities if the hospitals become a less attractive place to work. Our healthcare services operations are subject to rising costs, particularly labor costs associated with attracting and retaining key personnel. Nursing labor is the most significant cost in our hospital operations. Any increase in cost or tightening of supply of accredited medical practitioners or nursing labor is likely to adversely impact the financial and operational performance of our healthcare services operations.
Our healthcare services operations are reliant on suppliers and skilled labor and have been impacted by COVID-19.
The ability of our healthcare services operations to compete and grow is dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the healthcare services operations will be successful in maintaining its supply of skilled labor, equipment, parts and components. COVID-19 and the measures taken in place to address COVID-19, including temporary lockdowns, have and continue to have an impact on our healthcare services operations’ ability to effectively manage skilled labor and facility staffing. In addition, our healthcare services operations have been impacted by the reduction in demand for elective surgeries as a result of the pandemic. We can provide no assurance that our healthcare services operations will have adequate staffing and resume full activity levels to the extent and timeframe we have anticipated.
If we do not have adequate indemnification for our healthcare services, it could adversely affect our healthcare services operations and financial condition.
Current or former patients may commence or threaten litigation for medical negligence against our healthcare services operations. Subject to indemnity insurance arrangements, future medical malpractice litigation, or threatened litigation, could have an adverse impact on the financial performance and position and future prospects of our healthcare services operations. Insurance coverage is maintained by our healthcare services operations consistent with industry practice, including public liability and medical malpractice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any coverage will be adequate and available to cover all or any future claims.
Certain risks are inherent in the private hospital and healthcare provider industry.
Changes in the operating costs (including costs for maintenance, insurance, and those related to the onset and ongoing nature of COVID-19), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services operations to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services operations.
Our construction operations are vulnerable to the cyclical nature of the construction market.
The demand for our construction operations is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operations derives from residential, commercial and office projects in Australia and the U.K. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors.

Brookfield Business Corporation	17

Our revenues and earnings from our construction operations are largely dependent on the award of new contracts which we do not directly control.
A substantial portion of the revenues and earnings of our construction operations is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our construction operations’ revenues is generated from large projects, the results of our construction operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.
Our construction operations may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operations are performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses.
If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operations. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operations fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operations. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
•difficulties related to the performance of our clients, partners, subcontractors, suppliers or other third parties;
•changes in local laws or difficulties or delays in obtaining permits, rights of way or approvals;
•unanticipated technical problems, including design or engineering issues;
•insufficient or inadequate project execution tools and systems needed to record, track, forecast and control cost and schedule;
•unforeseen increases in, or failures to, properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them;
•delays or productivity issues caused by weather conditions;
•incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and
•project modifications creating unanticipated costs or delays.
These risks tend to be exacerbated for longer-term contracts because there is an increased risk that the circumstances under which we based our original cost estimates or project schedules will change with a resulting increase in costs. In many of these contracts, we may not be able to obtain compensation for additional work performed or expenses incurred, and if a project is not executed on schedule, we may be required to pay liquidated damages. In addition, these losses may be material and can, in some circumstances, equal or exceed the full value of the contract. In such circumstances, the financial condition, results of operations and cash flow of our construction operations could be negatively impacted.

18	Brookfield Business Corporation

We enter into performance guarantees which may result in future payments.
In the ordinary course of our construction operations, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operations.
Our construction operations operate under various types of contracts.
Our construction operations perform under a variety of contract types, including lump sum, guaranteed maximum price, cost reimbursable, schedule of rates, managing contractor, construction management and design-build. Some forms of construction contracts carry more risk than others. We attempt to maintain a diverse mix of contracts to prevent overexposure to the risk profile of any particular contractual structure; however, conditions influencing both private sector and public authority clients may alter the mix of available projects and contractual structures that our construction operations undertake.
In most instances, our construction operations guarantee to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operations’ financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.
Entitlement to contractual relief for increased costs and/or extension of time to complete work due to the direct and indirect impacts of the COVID-19 pandemic vary across the many contracts that our construction operations have entered into. Some contracts provide full relief, while others are vague or silent or explicitly limit the client’s obligation to provide relief. From the outset of the COVID-19 pandemic, our construction operations have pursued and continues to pursue various contractual entitlement mechanisms to recover increased costs and/or extend timeframes to complete work. Whether we succeed in recovering such increased costs and extending such timeframes may depend on factors that vary on a project-by-project basis, including contract type, contract language, client receptiveness, and the probability of and extent to which the COVID-19 pandemic impacts project execution.
Our construction operations are highly impacted by macroeconomic factors.
Our construction operations profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to the COVID-19 pandemic. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operations, would typically be the largest single driver of our construction operations’ growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected.
The COVID-19 pandemic is expected to continue to impact our construction operations’ ability to fully achieve its business objectives until there is greater dissemination of effective mass-produced vaccines worldwide and a broader and sustained relaxation of public health measures. The ongoing uncertainties regarding the mid- to long-term economic impact of the COVID-19 pandemic, a prolonged economic downturn in the markets in which we operate, related constraints on public sector funding, including as a result of government deficits due to unprecedented fiscal and monetary stimulus measures to bolster the economy in response to the impacts of the COVID-19 pandemic, and the ultimate ability of government action to contribute to an economic rebound will continue to impact our construction operations’ clients and its business in 2022 and beyond and may have a significant adverse impact on our construction operations.
Climate change and transitioning to a lower carbon economy may impact our construction operations.
Many of our construction operations’ activities are performed outdoors. The probability and unpredictability of extreme weather events and other associated incidents may continue to increase due to climate change and we may continue to see longer-term shifts in climate patterns. Increases in the severity and/or frequency of weather conditions due to climate change such as earthquakes, hurricanes, tornadoes, fires, floods, droughts and similar events, may cause more regular and severe interruptions in our construction operations. Severe weather events may also impact the availability and cost of raw materials and may impact the raw materials supply chain and disrupt key manufacturing facilities.

Brookfield Business Corporation	19

In addition, the transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Our construction operations’ private and/or public-sector clients may shift their infrastructure priorities due to changes in project funding, regulatory requirements or public perception. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand in some sectors with opportunities in others, forming strategic partnerships and pursuing sustainable innovations. Government action to address climate change may involve economic instruments such as carbon and energy consumption taxes, restrictions on economic sectors, such as cap-and-trade, increasing efficiency standards and more stringent regulation and reporting of greenhouse gas emissions that could also impact our construction operations’ current or potential clients operating in industries that extract, distribute and transport fossil fuels.
Risks Relating to our Infrastructure Services Operations
We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and our group.
Our infrastructure services business includes nuclear technology services operations, which is a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and nuclear technology services operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and nuclear technology services operations.
Nuclear power plant operations are also potentially subject to disruption by a nuclear accident. A future accident at a nuclear reactor anywhere in the world could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, each of which could have a material adverse impact on our group.
Furthermore, accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials or technological changes could reduce the demand for nuclear services.
Our nuclear technology services operations are highly regulated by U.S. and foreign governments, including under the U.S. Nuclear Regulatory Commission, the U.S. Department of Energy, as well as state and foreign laws, and could be significantly impacted by changes in government policies and priorities.
The international nuclear fuel and power industries are heavily regulated and impacted by government policies. Our nuclear technology services operations are subject to regulation by the U.S. Nuclear Regulatory Commission, or NRC. The NRC and other regulators have granted licenses to certain of our facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, as amended, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on our nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our nuclear technology services operations’ business, financial condition, and results of operations.
Certain of our nuclear technology services operations are subject to U.S. Department of Energy regulations and contractual requirements, and certain of our facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect our nuclear technology services operations’ business, financial condition, and results of operations.
Changes in U.S. or foreign government policies and priorities can impact our nuclear technology services operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect our nuclear technology services’ business, financial condition, and results of operations.

20	Brookfield Business Corporation

Nuclear power plants, and the products and services our business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
Our nuclear technology services operations produces highly sophisticated products and provides specialized services that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods, and accordingly a catastrophic product failure or similar event could have a significant impact on our nuclear technology services operations. While our products and services meet rigorous quality standards, there can be no assurance that we or our customers or other third parties will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts, that could result in potential product, safety, regulatory or environmental risks.
A failure of the nuclear power industry to expand could adversely affect our nuclear technology services operations.
The expansion of nuclear power depends on the pace of deployment and there are substantial uncertainties about the pace of these deployments. In addition, nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for nuclear energy.
If the nuclear power industry fails to expand, or if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason, it would adversely affect our nuclear technology services operations and its results of operations, financial condition and prospects and could impact the market price of the exchangeable shares.
We may experience increased costs and decreased cash flows due to compliance with regulations related to nuclear services regulations.
Risks associated with nuclear projects, due to their size, construction duration and complexity, may be increased by new and modified permit, licensing and regulatory approvals and requirements that can be even more stringent and time consuming than similar processes for conventional construction projects. Our nuclear technology services operations and its customers are subject to numerous regulations, including the applicable U.S. regulatory bodies, such as the NRC, and non-U.S. regulatory bodies, such as the International Atomic Energy Agency and the EU, which can have a substantial effect on our service provider to the nuclear power generation industry. Delays in receiving necessary approvals, permits or licenses, failure to maintain sufficient compliance programs, or other problems encountered during construction (including changes to such regulatory requirements) could significantly increase our costs and have an adverse effect on our results of operations, financial position and cash flows. In the event of non-compliance, regulatory agencies may increase regulatory oversight, impose fines or shut down our group’s operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these bodies could necessitate substantial capital and other expenditures.
If we do not have adequate indemnification for our nuclear services, it could adversely affect our nuclear technology services operations and financial condition.
The Price-Anderson Nuclear Industries Indemnity Act, commonly called the PAA, is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. Our nuclear technology services operations also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws.

Brookfield Business Corporation	21

Risks Relating to our Industrials Operations
There are risks associated with our water, wastewater and industrial water treatment businesses in Brazil.
Our water and wastewater operations subject our group to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:
•The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.
•Our water and wastewater operations will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.
•In the event that water contamination occurs, there may be injury, damage or loss of life to our customers, employees or others, in addition to government enforcement actions, litigation, adverse publicity and reputational damage.
•Water and wastewater businesses may be subject to organized efforts to convert their assets to public ownership and operation through exercise of the governmental power of eminent domain, or another similar authorized process. Moreover, there is a risk that any efforts to resist may be costly, distracting or unsuccessful.
•Water related businesses are subject to extensive governmental economic regulation including with respect to the approval of rates.
Our industrial manufacturing operations are dependent on supplies of raw materials and results of operations could deteriorate if that supply is substantially disrupted for an extended period.
Raw material supply factors such as allocations, economic cyclicality, seasonality, pricing, quality, timeliness of delivery, transportation and warehousing costs may affect the raw material sourcing decisions we make. In the event of significant unanticipated increase in demand for our products, we may in the future be unable to manufacture certain products in a quantity sufficient to meet customer demand in any particular period without an adequate supply of raw materials.
The various raw materials used in our industrial operations are sourced and traded throughout the world and are subject to pricing volatility. Although we try to manage our exposure to raw material price volatility through the pricing of our products, there can be no assurance that the industry dynamics will allow our group to continue to reduce our exposure by passing on raw material price increases to our customers.
The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect our water and wastewater operations in Brazil.
Political and economic conditions directly affect our water and wastewater operations and can result in a material adverse effect on our water and wastewater operations’ business, financial condition and results of operations. Macroeconomic policies imposed by the Brazilian government can have a significant impact on Brazilian companies or companies with significant operations in Brazil.
We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact any such changes may have on our water and wastewater operations in Brazil. Our water and wastewater operations, operating results, financial condition and prospects may all be affected by any change in the macroeconomic conditions in Brazil.

22	Brookfield Business Corporation

Risks Relating to our Relationship with Brookfield and Brookfield Business Partners
Brookfield exercises substantial influence over our group and our group is highly dependent on the Service Providers.
Brookfield, directly and indirectly, holds approximately 64.7% of our exchangeable shares. In addition, Brookfield Business Partners, which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our group after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in our group. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our business, financial condition and results of operations.
Brookfield has no obligation to source acquisition opportunities for our group and our group may not have access to all acquisitions that Brookfield identifies.
Our group’s ability to grow depends on Brookfield’s ability to identify and present our group with acquisition opportunities. Brookfield established the partnership to be Brookfield’s flagship company for its services and industrial operations. However, Brookfield has no obligation to source acquisition opportunities for our group. In addition, Brookfield has not agreed to commit to our group any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, including:
•It is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which we are entitled;
•The same professionals within Brookfield’s organization that are involved in sourcing acquisitions that are suitable for our group are responsible for sourcing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for our group;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for our group. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our group’s acquisition strategy and, therefore may not be suitable for our group, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for our group and will limit its ability to participate in certain acquisitions; and
•In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our group’s liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that our group may be pursuing or otherwise considering at the relevant time, our group’s interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for our group, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Business Partners, Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

Brookfield Business Corporation	23

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our company’s own interests and the interests of Brookfield Business Partners.
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield- sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by our company or indirectly by our company through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
We rely on related parties for a portion of our revenues, particularly in respect of our construction services operations.
We may enter into contracts for services or other engagements with related parties, including Brookfield. For example, our construction services business provides construction services to properties owned and operated by Brookfield. We are subject to risks as a result of our reliance on these related parties, including the risk that the business terms of our arrangements with them are not as fair to our company and that our management is subject to potential conflicts of interest that may not be resolved in our favor. In addition, if our transactions with these related parties cease, it could have a material adverse effect on our business, financial condition and results of operations.
The departure of some or all of Brookfield’s professionals could prevent our company and Brookfield Business Partners from achieving their objectives.
Our group depends on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our group’s future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our group’s ability to achieve its objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our group’s ability to achieve its objectives. The Master Services Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to our company or on our group’s behalf.
Brookfield’s and Brookfield Business Partners’ ownership position of our company entitles them to a significant percentage of our dividends, and Brookfield may increase its ownership relative to other shareholders.
Brookfield owns, directly and indirectly, approximately 64.7% of our exchangeable shares, entitling it to all dividends exchangeable shareholders will receive. In addition, Brookfield Business Partners owns all of the issued and outstanding class B shares, which represent a 75% voting interest, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in our company. Brookfield Business Partners’ ownership of class C shares entitles it to receive dividends as and when declared by our board of directors. Accordingly, Brookfield and Brookfield Business Partners’ ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders or the partnership’s unitholders.
None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature.

24	Brookfield Business Corporation

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and Brookfield Business Partners, on the other hand. For example, our board of directors mirrors the board of the general partner of the partnership, except that our board has two additional non-overlapping board members to assist our company with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren will initially serve as the non-overlapping members of our board of directors of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board of directors prior to the special distribution. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. In certain instances, the interests of Brookfield or Brookfield Business Partners may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
Brookfield, directly and indirectly, holds approximately 64.7% of our exchangeable shares. In accordance with our articles, the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares (which carry one vote per exchangeable share), and except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Brookfield Business Partners, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. As a result, Brookfield is able to control the election and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercises substantial influence over our company.
In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. We reimburse Holding LP for our proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (which following the completion of the special distribution will include the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities.
BPEG, or Brookfield Private Equity Holdings LP, a subsidiary of Brookfield, also receives incentive distributions from Holdings LP based on the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the incentive distribution threshold, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by the number of units and other economically equivalent securities of the Service Recipients (including our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.
During the fourth quarter of 2021, the volume weighted average price per unit was $47.30, which was above the previous incentive distribution threshold of $44.64, resulting in an incentive distribution of $78 million for the quarter. For the year ended December 31, 2021, the total incentive distribution was $157 million. In order to account for the dilutive effect of the special distribution, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) exchangeable share for every two (2) units. Accordingly, the resulting new incentive distribution threshold is $31.53. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.

Brookfield Business Corporation	25

Brookfield Business Partners’ arrangements with Brookfield, which applies to our company, were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of Brookfield Business Partners’ arrangements with Brookfield, that apply to our company, were effectively determined by Brookfield. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with our company, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.
The liability of the Service Providers is limited under our arrangements with them and we and the other Service Recipients have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to our company than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our company takes in following or declining to follow their advice or recommendations. In addition, under the partnership’s limited partnership agreement, the liability of the general partner of the partnership and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under the Master Services Agreement is similarly limited, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, our company and the other Service Recipients, including Brookfield Business Partners, have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to our company and our shareholders.
The role and ownership of Brookfield may change, and control of the partnership, general partner of the partnership or our company may change, without unitholder or shareholder consent.
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our group, and Brookfield may sell the units or exchangeable shares that it holds in the partnership or our group. Brookfield may also sell or transfer all or part of its interests in the Service Providers without the approval of our group or holders of units or exchangeable shares, which could result in changes to the management of our group and its current growth strategy. The general partner of the partnership may also transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the shareholder of the general partner of the partnership may sell or transfer all or part of its shares in the general partner. Unitholder or shareholder consent will not be sought in either case. If a new owner were to acquire ownership of the general partner of the partnership and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over management of our group and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions.
Additionally, we cannot predict with any certainty the effect that any changes in ownership level of Brookfield of our group or any transfer in the control of our company or the general partner of the partnership would have on the trading price of the exchangeable shares or our ability to raise capital or make acquisitions in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.
Brookfield may increase its ownership of the partnership, Holding LP and/or our company relative to other unitholders and shareholders.
Brookfield currently holds approximately 48% of the issued and outstanding interests in Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 64.7% of the issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).

26	Brookfield Business Corporation

Brookfield may also reinvest incentive distributions or dividends in exchange for Redemption-Exchange Units, units, or exchangeable shares, class B shares or class C shares of our company. Additional units of Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. Brookfield may also purchase additional units or exchangeable shares in the market. Any of these events may result in Brookfield increasing its ownership of our group or our company.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of thirty (30) days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated by our group for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the general partner of the partnership is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B., “Related Party Transactions - Relationship Agreement” and Item 7.B., “Related Party Transactions - Licensing Agreement” for more details.
We guarantee certain debt obligations of Brookfield Business Partners, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
A wholly-owned subsidiary of our company has agreed to fully and unconditionally guarantee Brookfield Business Partners’ obligations under the partnership’s $2,075 million bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield. In addition, our company may provide additional guarantees of Brookfield Business Partners’ debt or debt-like obligations in the future, thereby causing us to become liable for such obligations. As a result of the guarantees, our company is exposed to the credit risk of Brookfield Business Partners. If Brookfield Business Partners is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B., “Related Party Transactions - Credit Support”.
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group, as well as Brookfield, Brookfield Accounts that our group may be invested in, directly or indirectly, and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities; (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our group and Brookfield Accounts that we are invested in, without making such opportunities available to our group or those Brookfield Accounts; and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.

Brookfield Business Corporation	27

Our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our group and/or Brookfield Accounts that we may be invested in, directly or indirectly, which could adversely impact our group’s (direct and/or direct) investments.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our company and/or Brookfield Accounts that our group may be invested in directly or indirectly.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our group and/or Brookfield Accounts that we may be invested in, directly or indirectly, and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our group, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group may be invested in, directly or indirectly, restrictions on transactions by our group and/or Brookfield Accounts that our group may be invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others.
Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that our group may be invested in, directly or indirectly, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and Oaktree may decide, at any time and without notice to our group or our securityholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our company and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our company and/or Brookfield Accounts that our group is invested in. The breach or failure of information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our group’s business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. See Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties” for more information.

28	Brookfield Business Corporation

Risks Related to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of the partnership, our company, the Holding Entities and the operating businesses and, as a consequence, the value of the Brookfield Business Partners assets and the ability of the partnership and our company to make distributions to unitholders and holders of exchangeable shares, respectively.
The Brookfield Business Partners structure, including the structure of the Holding Entities and the operating businesses, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Business Partners operates. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the ability of the partnership and our company to make distributions to unitholders and holders of exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Business Partners entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
We may be exposed to transfer pricing risks.
To the extent that the partnership, our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.
We believe that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s-length arrangement. However, no assurance can be given in this regard.
United States
The exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, the exchange of exchangeable shares for units by a U.S. Holder may result in the U.S. federal income taxation of any gain realized by the U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of units by Brookfield pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend,” applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by the U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a distribution equal to the amount of cash and the fair market value of property received (such as units), taxable under the rules generally applicable to distributions on stock of a corporation.

Brookfield Business Corporation	29

In general, if the partnership satisfies an exchange request by delivering units to a U.S. Holder pursuant to the partnership’s exercise of the partnership call right, then the U.S. Holder’s exchange of exchangeable shares for units will qualify as tax-free under Section 721(a) of the Code, unless, at the time of such exchange, the partnership (i) is a publicly traded partnership treated as a corporation or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the Code. In the case described in (i) or (ii) of the preceding sentence, a U.S. Holder may recognize gain upon the exchange. We understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently expects that a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the Code. Accordingly, we understand that the general partner of the partnership currently expects a U.S. Holder’s exchange of exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If Section 721(a) of the Code does not apply, then a U.S. Holder who exchanges exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right will be treated as if the holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.
Even if a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right qualifies as tax-free under Section 721(a) of the Code, the U.S. Holder will be subject to special rules that may result in the recognition of additional taxable gain or income. Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of built-in gain by the partnership. Under Section 737 of the Code, the U.S. Holder could be required to recognize built-in gain if the partnership were to distribute any property of the partnership other than money (or, in certain circumstances, exchangeable shares) to such former holder of exchangeable shares within seven years of exercise of the partnership call right. Under Section 707(a) of the Code, the U.S. Holder could also be required to recognize built-in gain if the partnership were to make distributions (other than “operating cash flow distributions,” unless another exception were to apply) to the U.S. Holder within two years of exercise of the partnership call right. If a distribution to a U.S. Holder within two years of the transfer of exchangeable shares in exchange for units is treated as part of a deemed sale transaction under Section 707(a) of the Code, the U.S. Holder will recognize gain or loss in the year of the transfer of exchangeable shares in exchange for units, and, if the U.S. Holder has already filed a tax return for such year, the holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
For a more complete discussion of the U.S. federal income tax consequences of the exchange of exchangeable shares for units, see Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to U.S. Holders - Ownership and Disposition of Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and U.S. Holders should consult their tax advisers regarding such consequences in light of their particular circumstances.
Canada
Canadian federal income tax considerations described herein may be materially and adversely impacted by certain events.
If BBUC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading “Item 10.E., “Taxation” – Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects. In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.

30	Brookfield Business Corporation

Risks Relating to our Operations Generally
Our group may acquire distressed companies and these acquisitions may subject our group to increased risks, including the incurrence of additional legal or other expenses.
As part of our group’s acquisition strategy, our group may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spin-offs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, our group fails to identify issues specific to a company or the environment in which our company operates, our group may be forced to later write down or write off assets, restructure our group’s operations, or incur impairment or other charges that may result in other reporting losses.
As a consequence of our group’s role as an acquirer of distressed companies, our group may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if our group is not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or our group may have controlling or influential positions in these companies.
Our group operates in a highly competitive market for acquisition opportunities.
Our group’s acquisition strategy is dependent to a significant extent on Brookfield’s ability to identify acquisition opportunities that are suitable for our group. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to our group. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we compete for equity capital from institutional partners and other equity providers, including Brookfield, and our ability to consummate acquisitions is dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for our group with respect to acquisition opportunities.
We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield is able to identify and make acquisitions on our group’s behalf that are consistent with our objectives or that generate attractive returns for our shareholders and the partnership’s unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.
Our group may be unable to complete acquisitions, dispositions and other transactions as planned.
Our group’s acquisitions, dispositions and other transactions typically are subject to a number of closing conditions, including, as applicable, securing the requisite financing to complete the transaction and obtaining any required security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our group’s control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our group’s acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, our group may need to modify or delay or, in some cases, terminate these transactions altogether (which may result in the payment of significant break-up fees), the market value of our group’s respective securities may significantly decline, and our group may not be able to achieve the expected benefits of the transactions.

Brookfield Business Corporation	31

Risks associated with the COVID-19 pandemic.
The rapid spread of COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our group’s businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Our group may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, construction delays, the government mandated closure of certain of our group’s businesses, the inability for certain of our group’s businesses to operate, increased operating costs, slowdowns in disproportionately affected sectors (e.g., real estate and construction) and/or the reduced demand for products and services offered by certain of our group’s businesses, any and all of which would be expected to result in lower revenues for the group and negatively affect our group’s financial performance. Our group also has some risk that our group’s contract counterparties could fail to meet their obligations to our group as a result of the economic impact on them associated with COVID-19.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the partnership or for how long any disruptions are likely to continue. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:
•the risk of a material reduction in demand for the products and services of our portfolio companies due to job losses and associated financial hardship, or changes in consumer behavior, which may lead to a decline in revenues;
•issues delivering certain products and services, due to supply chain disruptions and the impact of business closures, travel restrictions and other steps taken in response to COVID-19;
•increased challenges collecting revenues or other accounts receivable;
•slowdowns in real estate and construction markets upon which certain of our businesses are dependent;
•labor and supply shortages arising out of COVID-19 illnesses, particularly in our healthcare services operations;
•potential challenges identifying acquisition opportunities in the context of continued economic uncertainty, entering into, or consummating, proposed acquisitions on acceptable terms or anticipated timelines, or at all; and
•potential challenges accessing credit and capital markets.
The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including uncertainties relating to the roll-out of multiple COVID-19 vaccines in the countries in which our company operates, new information which may emerge concerning the severity of COVID-19 (including any new COVID-19 variants) and additional government actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Risks relating to Russia’s ongoing military conflict with Ukraine
In February 2022, Russian forces launched a military operation in Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s military operations and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business.
The consolidated financial statements of our company as at and for the twelve months ended December 31, 2021 include assets, revenues and accounts receivable in Ukraine relating to our nuclear services operations that are not material to the company. However, as the conflict in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.
Our group uses leverage and such indebtedness may result in our group or our group’s operating subsidiaries being subject to certain covenants that restrict our group’s ability to engage in certain types of activities or to make distributions to equity.
Many of our group’s operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including for acquisitions. The total quantum of exposure to debt within our group is significant, and we may become more leveraged in the future.

32	Brookfield Business Corporation

Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that our group is unable to realize fair value for the assets in a sale.
Our group’s credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.
Our group may not be able to access the credit and capital markets at the times and in the amounts needed to satisfy capital expenditure requirements, to fund new acquisitions or otherwise.
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for our group. We have revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition.
Some of our group’s operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing shareholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
Our businesses rely on continued access to capital to fund new acquisitions and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of capital. Such a misjudgment could result in negative financial consequences or, in extreme cases, bankruptcy.
Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to our group or any of our operating subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
Our group’s operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our group’s operations and the trading price of the exchangeable shares and the units could be further adversely impacted.

Brookfield Business Corporation	33

The demand for products and services provided by our operating businesses is, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the products and/or services provided by our operating businesses. In particular, the sectors in which we operate are highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and end-use markets. We are unable to predict the future course of industry variables or the strength, pace or sustainability of the global economic recovery and the effects of government intervention. Negative economic conditions, such as an economic downturn, a prolonged recovery period or disruptions in the financial markets, could have a material adverse effect on our businesses, financial condition or results or operations.
Political instability and unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose our group to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for our group and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member — e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
It is unclear how the withdrawal of the U.K. from the E.U. may impact the economics of the U.K., the E.U. countries and other nations where we operate. Brexit continues to significantly disrupt the free movement of goods, services, and people between the U.K. and the E.U. and may result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. Any of these effects of Brexit, among others, could adversely affect our financial position, results of operations or cash flows. While we have not experienced any material financial impact from Brexit on our businesses to date, we cannot predict its future implications.
Unforeseen political events in markets where our group’s operating subsidiaries own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian, and European markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting our group and our managed entities could be exacerbated by political events, including those in the U.S., Brazil, Australia, Europe and elsewhere.
All of our group’s operating businesses are subject to changes in government policy and legislation.
Our group’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as by regulatory changes or administrative practices, over which our group has no control such as: the regulatory environment related to our group’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including changes to the administration of the London Interbank Offered Rate, or LIBOR; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our group’s operating businesses are located or conduct business or the countries in which the customers of our group’s operating businesses are located or conduct business or both.
It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect our group. The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating businesses. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. Similarly, on June 23, 2016, the U.K. voted in favor of exiting the European Union, or Brexit. In January 2020, the U.K. exited the E.U., which has caused, and is anticipated to continue to cause, volatility in the financial markets generally, which may in turn have a material adverse effect on our business, financial condition and results of operations.

34	Brookfield Business Corporation

Alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that our group owns and operates. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our businesses, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
A business disruption may adversely affect our financial condition and results of operations.
Our businesses are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics (such as the ongoing COVID-19 pandemic), terrorism, war and telecommunication failures. Any of these events that cause interruptions in our operations, or the operations at any of our portfolio companies, could result in a material disruption to our businesses. If we are unable to recover from a business disruption effectively or on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.
We are subject to foreign currency risk and our use of or failure to use derivatives to hedge certain financial positions may adversely affect the performance of our group’s operations.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operating businesses pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions, and certain of our operating businesses have revenues denominated in currencies different from U.S. dollars, which is utilized in our financial reporting, thus exposing our group to currency risk. Fluctuations in currency exchange rates or a significant depreciation in the value of certain foreign currencies (for example, the Brazilian real) could reduce the value of cash flows generated by our operating businesses or could make it more expensive for our customers to purchase our services, and could have a material adverse effect on our business, financial condition and results of operations.
When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. However, a significant portion of this risk may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the derivative transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and similar laws in other jurisdictions impose rules and regulations governing federal and other governmental oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on our group. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the composition of the risks we hedge.
It can be very difficult or expensive to obtain the insurance we need for our business operations.
We maintain insurance both as a corporate risk management strategy and in some cases to satisfy the requirements of contracts entered into in the course of our group’s operations. Although in the past we have generally been able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future, or that such insurance can be economically secured. We monitor the financial health of the insurance companies from which we procure insurance, but if any of our third party insurers fail, abruptly cancel our coverage or otherwise cannot satisfy their insurance requirements to our group, then our overall risk exposure and operational expenses could be increased and some of our business operations could be interrupted.
Performance of our group’s operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Certain of our group’s current operations have workforces that are unionized or that in the future may become unionized and, as a result, are or will be required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating business were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labor costs and restrictions on its ability to maximize the efficiency of its operations, which could have the potential to adversely impact our financial condition.

Brookfield Business Corporation	35

In addition, in some jurisdictions where our group has operations, labor forces have a legal right to strike which may have an impact on our group’s operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption which impacted our group’s ability to operate business.
Our group’s operations are exposed to occupational health and safety and accident risks.
Our group’s operations are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss, including, for example, resulting from related litigation. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.
Our group’s operations are subject to increasingly stringent laws and regulations governing health and safety matters. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public could expose us or our operating businesses to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, which have the potential to adversely impact our group’s financial condition. Furthermore, where our group does not control a business, we have a limited ability to influence their health and safety practices and outcomes.
We are subject to litigation risks that could result in significant liabilities that could adversely affect our group’s operations.
We are at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of our assets or our future financial performance. We could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. We may also be subject to professional liability claims, particularly in our healthcare services business, wherein current or former patients may commence or threaten litigation for medical negligence or malpractice. Such claims could result in damage awards in excess of the limits of available insurance coverage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our group.
In addition, under certain circumstances, we may ourselves commence litigation. There can be no assurance that litigation, once begun, would be resolved in our favor.
We will also be exposed to risk of litigation by third parties or government regulators if our management is alleged to have committed an act or acts of gross negligence, willful misconduct or dishonesty or breach of contract or organizational documents or to violate applicable law. In such actions, we would likely be obligated to bear legal, settlement and other costs (which may exceed our available insurance coverage).
We may have operations in jurisdictions with less developed legal systems, which could create potential difficulties in obtaining effective legal redress.
Some of our group’s operations are located in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, our group could be faced with potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.
In addition, in some jurisdictions, the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licenses required or desirable for, or agreements entered into in connection with, businesses in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, permits or approvals (or applications for licenses, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.
We do not control all of the businesses in which we own interests and therefore we may not be able to realize some or all of the benefits that we expect to realize from those interests.
We do not have control of certain of the businesses in which we own interests and we may take non-controlling positions in other businesses in the future. Such businesses may make financial or other decisions that we do not agree with. Because we do not have the ability to exercise control over such businesses, we may not be able to realize some or all of the benefits that we expect to realize from our ownership interests in them, including, for example, expected distributions. In addition, we must rely on the internal controls and financial reporting controls of such businesses and their failure to maintain effective controls or comply with applicable standards may adversely affect our group.

36	Brookfield Business Corporation

From time to time, we may have significant interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on our financial condition and results of operations.
From time to time, we may hold significant interests in public companies, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.
We are exposed to the risk of environmental damage and costs associated with compliance with environmental laws.
Our group’s operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage, or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear services operations and our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our group’s operations. All of these risks could require our group to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
We are exposed to the risk of increasingly onerous environmental legislation and the broader impacts of climate change.
With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. For example, many jurisdictions in which our group operates and invests are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that demand for some of the commodities supplied by certain of our group’s operations will be reduced. The nature and extent of future regulation in the various jurisdictions in which our group’s operations are situated is uncertain but is expected to become more complex and stringent.
Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.
It is difficult to assess the impact of any such changes on our group. These changes may result in increased costs to our group’s operations that may not be able to be passed onto customers and may have an adverse impact on prospects for growth of some of our group’s businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to our group’s operations (and the costs of such regulations are not able to be fully passed on to consumers), our financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.
We are also subject to a wide range of laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our group’s operations are, or were, conducted. These laws and regulations may have a detrimental impact on our group’s financial performance through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating businesses and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.
Our group’s operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage.

Brookfield Business Corporation	37

Some of our current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our group’s operations and may subject our group to additional obligations.
An integral part of our strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements.
Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our group’s operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements, any of which could be exercised outside of our control and accordingly could have an adverse impact on our group.
Our group relies on the use of technology, which may not be able to accommodate our group’s growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs.
Our group operates in businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions as well as the machinery and other equipment used in certain parts of our group’s operations. In addition, our group’s businesses rely on telecommunication services to interface with their business networks and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our group’s operations. Our group relies on this technology functioning as intended. Our group’s information systems and technology may not continue to be able to accommodate our group’s growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on our group.
Our group relies heavily on our group’s financial, accounting, communications and other data processing systems. Our group’s businesses collect, store and use large amounts of sensitive information through our group’s information technology systems, such as our healthcare services business, which handles confidential health information of patients. Our group’s information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our group’s proprietary information or to client or third-party data stored on our group’s systems, destruction of our group’s data or disability, degradation or sabotage of our group’s systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. Our group cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our group’s business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. Further, machinery and equipment used by our group’s operating businesses may fail due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow.

38	Brookfield Business Corporation

We may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, inadequate or failed internal processes or systems, or from external events.
Brookfield, the partnership and our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act of 1977 and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act.
Different laws that are applicable to our group and our operating businesses may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, restrictions on our group’s operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating business.

Brookfield Business Corporation	39

ITEM 4. INFORMATION ON OUR COMPANY
4.A. HISTORY AND DEVELOPMENT OF OUR COMPANY
Our company is a Canadian corporation incorporated on June 21, 2021 under, and governed by, the laws of British Columbia, Canada. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning the partnership’s operations in a corporate entity. While our operations are primarily located in Australia, the United Kingdom, the United States and Brazil, shareholders will, on economic terms, have exposure to all regions BBU operates in as a result of the exchange feature attaching to the exchangeable shares.
On March 15, 2022, the partnership completed the special distribution of exchangeable shares to holders of units of record on March 7, 2022. Please refer to the prospectus document filed on SEDAR and with the SEC on March 1, 2022 for more details on the special distribution. On November 29, 2021, our company acquired the Business from certain of the partnership’s subsidiaries. The partnership directly and indirectly controlled the Business prior to November 29, 2021 and continues to control the Business through its interests in our company. See Item 5.A., “Operating Results - Continuity of Interest”.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). Our company will target to pay dividends per exchangeable share that are identical to the distribution on each unit, and each exchangeable share will be exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. The partnership may elect to satisfy its exchange obligation by acquiring such tendered exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Adjustments to Reflect Certain Capital Events”. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. We therefore expect that the market price of exchangeable shares will be impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the units under the governing documents of our company and the partnership and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of our company) and the redemption right of our company. These material differences are described in the section entitled Item 10.B., “Memorandum and Articles of Association - Comparison of Rights of Holders of Exchangeable Shares and Units”.
Further, the exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by the partnership. Dividends on each exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. The partnership’s ownership of class C shares entitle it to receive dividends as and when declared by our board of directors. The holders of the exchangeable shares are entitled to one vote for each exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in our articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield. Our initial operations consist of certain services and industrial operations acquired from Brookfield Business Partners, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. See Item 4.B., “Business Overview” for further details.
The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

40	Brookfield Business Corporation

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbu.brookfield.com/bbuc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings will be available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, our or the partnership’s website does not form part of this annual report on Form 20-F. See also Item 10.H., “Documents on Display”.

Brookfield Business Corporation	41

4.B. BUSINESS OVERVIEW
Overview
Our company is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by Brookfield Business Partners as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield. Our operations consist of certain services and industrial operations acquired from Brookfield Business Partners, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and our water and wastewater service provider in Brazil.
Although our company represents only a subset of Brookfield Business Partners’ current investments, each exchangeable share has been structured to provide an economic return equivalent to one unit. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the combined business performance of our group as a whole and the market price of the units in a manner that should result in the market price of the exchangeable shares tracking the market price of the units. In making an investment decision relating to our securities, you should carefully consult the documents prepared by the partnership.
Operating Segments
We have three operating segments which are organized based on how management views business activities within particular sectors:
(i) Business services, including healthcare services and construction services;
(ii) Infrastructure services, which includes global nuclear technology services; and
(iii) Industrials, which includes water and wastewater operations in Brazil.
The tables below provide a breakdown of total assets of $15.9 billion as at December 31, 2021 and revenues of $9.6 billion for the year ended December 31, 2021 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
Business services	$7,122	$5,736
Infrastructure services	5,762	3,274
Industrials	3,036	639
Total	$15,920	$9,649

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
United Kingdom	$1,107	$1,310
United States of America	4,117	1,591
Europe	968	921
Australia	5,776	4,414
Brazil	3,047	655
Other	905	758
Total	$15,920	$9,649
We seek to build value through enhancing operating cash flows, pursuing an acquisition strategy and opportunistically recycling capital to grow our existing businesses and make new acquisitions. We look to ensure that our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.

42	Brookfield Business Corporation

We plan to grow by primarily acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors.
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will monetize businesses and recycle capital, but we will have the ability to own and operate businesses for the long-term.
Business services
Our business services segment principally provides essential services relating to (i) healthcare and (ii) construction wherein we have the ability to leverage the operational expertise and scale of the broader Brookfield platform. Our focus is on building high-quality businesses benefiting from barriers to entry through scale and predictable, recurring cash flows and where quality of service and/or a global footprint are competitive differentiators. In keeping with our overall strategy, we seek to pursue accretive acquisitions to grow our existing businesses and create new ones and to opportunistically make investments where our operational footprint provides us with an advantage in doing so.
Many of our clients consist of corporations. These customers are often large credit-worthy counterparties thereby reducing risks to cash flow streams. The goodwill that we have created with our customers gives us the ability to generate future business through the cross-selling of other services, particularly in connection with global clients, where consistency of performance on a global basis is important. Some of our business services activities are seasonal in nature and affected by the general level of economic activity and related volume of services purchased by our clients.
Healthcare services
Our Australian healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 42 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
Construction services
Our construction operations are a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. Our construction operations operate primarily in Australia and the U.K. across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
A significant portion of revenue from our construction operations are generated from large projects and results can fluctuate quarterly and annually depending on the timing of project awards and the commencement and progress of work under contracts already awarded. We believe the financial strength and stability of our construction operations and the mature and robust risk management processes we have adopted position us to effectively service our current client base and attract new clients. Generally, we are required to post between 5% and 10% of contract value as performance security under our contracts. The guarantees and bonds issued to clients are typically secured by indemnities against subcontractors. At December 31, 2021, our backlog of construction projects was approximately $7.5 billion, with 94% in Australia and the U.K.
Our client base includes both private and public-sector entities which, combined with our geographical spread, provides some protection against market fluctuations driven by economic cycles. Growth prospects differ from region to region. In Australia, we have strong market positions in Sydney, Melbourne, Perth and Brisbane with opportunities for growth in other large regional centers of Canberra and Adelaide. In the U.K., we believe our most compelling growth opportunity is to increase our market share in private sector work, primarily in the commercial and residential spaces in London, as well as future opportunities in social infrastructure. We have now established our business in Ontario, Canada with a strong focus on the Toronto residential and commercial markets. In the Middle East, we have proactively reduced the scale of our operations and have now reached practical completion on all projects.

Brookfield Business Corporation	43

Infrastructure services
Our infrastructure services segment comprises a global provider of services to the nuclear power generation industry.
Service provider to the nuclear power generation industry
Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a significant majority of its earnings from recurring refueling and maintenance services. We are the OEM or technology provider for approximately 50% of global commercial nuclear power plants and provide services to approximately two thirds of the world’s operating fleet. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
We generate revenues through the entire life of the nuclear power plant, with products and services that include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
Most of the profitability from our nuclear technology services operations are generated by the core operating plants business and is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality given the planned timing of the outage cycles at customer plants. The majority of fuel operations revenues are generated as we make shipments to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants, manufacture equipment instrumentation and control systems for new power plants and perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.
Industrials
Our industrials segment consists of water and wastewater services in Brazil.
Water and wastewater operations
Our water and wastewater operations in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater, to a broad range of residential and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or-pay contracts throughout Brazil. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
We generate revenues from developing and operating water systems that source, treat, and distribute water to customers and sewage systems that collect and treat sewage prior to its return to the environment. Generally, a concession contract will define the coverage rates, service levels and other specific metrics that the municipality is seeking to achieve. We bid the required tariff or payment to meet our targeted rate of return, while also considering any capital expenditures required to achieve the targets. Operating revenue is generally derived from direct billing to end users based on consumption or from government payments related to public concession contracts. Construction revenue is generally derived from the development of water and sewage projects, specifically the formation of new infrastructure or the expansion and/or improvement of existing infrastructure.
Our Growth Strategy
We seek to build value through enhancing operating cash flows, pursuing an acquisition strategy and opportunistically recycling capital to grow our existing businesses and make new acquisitions. We look to ensure that our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
We plan to grow by primarily acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platforms, provide insight into global trends to source acquisitions that are not available or obvious to competitors.

44	Brookfield Business Corporation

We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will monetize businesses and recycle capital opportunistically, but we will have the ability to own and operate businesses for the long-term.
Intellectual Property
Brookfield Business Partners, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. We are automatically entitled to the benefits and certain obligations under this licensing agreement by virtue of the fact that our company is a controlled subsidiary of the partnership. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate this licensing agreement effective immediately upon termination of our Master Services Agreement.
Governmental, Legal and Arbitration Proceedings
Our group may be named as a party in various claims and legal proceedings which arise during the normal course of our business. Our group has not been in the previous 12 months and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company’s financial position or profitability, nor is our company aware of any such proceedings that are pending or threatened.
Employees
Our company will not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Business Partners or for its benefit under our Master Services Agreement. The Master Services Agreement was amended to contemplate our company receiving similar services.
Our operating subsidiaries currently employ approximately 35,000 individuals globally, including within Australia, Brazil, the United States and Europe.
Environmental, Social and Governance Management
We believe environmental, social and governance, or ESG, integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.
As described under Item 7.B., “Related Party Transactions - Management Services”, Brookfield will provide services to us under the Master Services Agreement. At Brookfield, sound ESG practices are integral to building resilient businesses and creating long-term value for our investors and stakeholders. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s ESG principles:
Ensure the well-being and safety of employees
•Employee Well-Being: Meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing non-discriminatory hiring practices.
•Health & Safety: Aim to have zero serious safety incidents within our businesses by working towards consistent health and safety principles across the organization.
Be good stewards in the communities in which we operate
•Community Engagement: Engage with community groups that might be affected to ensure that their interests, safety and well-being are appropriately integrated into decision-making.
•Philanthropy: Empower employees to participate in and give back to communities.
Mitigate the impact of our operations on the environment
•Environmental Stewardship: Strive to minimize environmental impacts and improve efficient use of resources over time.
Conduct business according to the highest ethical and legal/regulatory standards

Brookfield Business Corporation	45

•Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business.
•Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
ESG and the investment lifecycle
Our group considers ESG factors throughout the investment lifecycle. We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In line with PRI’s reporting process, Brookfield looks forward to preparing for its first official PRI reporting submission, which will take place in 2023.
During the initial evaluation and due diligence of an acquisition, internal and external operating expertise are utilized as required to identify ESG risks and opportunities. Key factors typically considered during a review of a potential acquisition include, but are not limited to bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvement opportunities. To further ensure that all relevant ESG risks and opportunities are considered, guidance from the Sustainability Accounting Standards Board, a globally recognized standard-settings organization for ESG information, is formally incorporated into our Investment ESG Due Diligence Guidelines. To ensure ESG considerations are integrated in the due diligence phase, the investment team reports regularly to the investment committee, with respect to ESG considerations.
Post-acquisition, our group creates a tailored integration plan that, among other things, ensures any material ESG-related matters are prioritized. ESG risks and opportunities are actively managed by the senior management teams within all our operations with support from the investment and operations team. This allows local management to draw on and apply local expertise, which provides valuable insight given our wide range of assets and locations, while leveraging best practices across operations.
Given the size of our group’s operations, a significant number of ESG initiatives are undertaken on an annual basis. Below are a few examples of key initiatives.
Environmental initiatives
Our operations continuously strive to mitigate the impact of their operations on the environment. As an example, our global construction services operations became the first construction company in Canada to commit to the Science Based Targets Initiative (SBTI) and have its greenhouse gas emissions reduction target of 63% by 2035 approved by the SBTI.
Another area of focus is climate change mitigation and adaptation. Our group’s operations include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency. During 2020, our group advanced alignment with the TCFD, a globally recognized framework for assessing climate change risks and opportunities. We have assessed our practices against TCFD recommendations and are following an implementation roadmap for continued progress in our alignment.
Social initiatives
Brookfield’s commitment to a positive, open, and inclusive work environment in all operations globally creates an environment that encourages strong relationships, provides an environment conducive to people development and enables the business to benefit from diverse perspectives, further enhancing the ability to add value. In addition to having a positive impact on the communities in which we operate, our group is involved in philanthropic and other community activities including making donations, in cash or supplies. Our group is committed to workplace diversity, including but not limited to, providing opportunities and support to promote diversity of gender, culture, geography, and skills. We are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. To further our progress in this area, Brookfield has created an internal Global Diversity Advisory Group. The mandate of our group is to provide insight into the concerns, challenges, and successes around attracting and retaining members of diverse backgrounds and other underrepresented groups and find ways to increase engagement with these groups.

46	Brookfield Business Corporation

Employee health, safety and security is integral to business success. Our group targets zero serious safety incidents and encourages a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, a Safety Steering Committee is established at the corporate level to facilitate sharing of best practices and promote appropriate governance structures. In addition, our group conducts due diligence to assess the safety culture as well as the design and implementation of safety management systems at companies being considered for acquisition. Post-acquisition, observations and improvement opportunities are provided to portfolio company management for implementation.
Governance initiatives
We maintain high governance standards across our operations and have governance frameworks in place for businesses in which our group has a controlling interest. Our governance standards are designed to meet or exceed the requirements of any jurisdiction in which we operate and include three noteworthy components among others:
•Code of Business: each business is responsible for ensuring that its existing practices are consistent with our Code of Business.
•Anti-Bribery and Corruption Policy: each business is responsible for ensuring they have a zero-tolerance approach to bribery, including facilitation payments.
•Ethics Hotline: each business is responsible for ensuring they have a whistle-blower hotline in operation and they take measures to ensure that every employee is aware of the existence and purpose of the hotline.
In addition to the above, our group also adheres to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. Stringent personal trading policies are in place that exceed standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making processes.
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. Our group continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices.
Facilities
Our company’s head office is at 250 Vesey Street, 15th Floor, New York, NY 10281 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The partnership’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +1 441 294 3304.
Our group’s operations are primarily located in Australia, Europe, the United States, and Brazil. In total, we lease and own approximately 7.8 million square feet and 5.6 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 7.9 million square feet of office, manufacturing and warehouse facilities in Europe and the United States related to our nuclear technology services operations;
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services operations;
•Approximately 0.3 million square feet of offices primarily in Australia and Europe related to our construction services operations; and
•Approximately 0.2 million square feet of offices in Brazil related to our water and wastewater operations.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.
Emerging Markets Operations
Brookfield and its predecessor corporations have invested in Brazil for over 100 years and Brookfield Business Partners has been invested in Brazil since 2017, with our water and wastewater operations. Brookfield Business Partners employ a number of key practices in managing the various risks associated with the emerging markets in which they operate, including Brazil. These practices include the following:

Brookfield Business Corporation	47

Oversight of Subsidiaries. Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, our water and wastewater operations. A majority of the equity interests in the operation are held in an entity externally managed by Brookfield Brazil, a subsidiary of Brookfield. Our group has the right to remove Brookfield Brazil as the manager at any time.
Transfer of Funds. Brookfield, by virtue of its control of our water and wastewater operations, may cause the operation to make distributions to us.
Local Management and Advisors. Our operations are staffed by some personnel seconded from Brookfield to the operation and resident in the local jurisdiction, which ensures a degree of oversight and control in the day-to-day operations which would not be present in a passive investment. We also retain advisors, including legal advisors, with knowledge of the local laws and regulations. Some of these advisors are employees of ours, and others are external counsel who work in the foreign jurisdiction and are fluent in English and the local languages, familiar with the local laws, and resident or formerly resident in the local jurisdictions.
Internal Audit. As part of our internal audit plan, each year our internal auditor conducts an on-site internal audit with respect to specific matters as instructed by our audit committee. The results of the internal audit are reviewed and discussed by our audit committee as appropriate.
Strategic Direction. Our board of directors and the board of directors of the general partner of the partnership are responsible for reviewing the strategic business plans, corporate objectives, acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively, including those that occur relating to our water and wastewater operations.
In addition to the above practices, many of Brookfield Business Partners’ directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and our company are composed of directors residing in Canada, Bermuda, the United States and the United Kingdom who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our subsidiaries in Brazil and elsewhere in the world.
4.C. ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our group. All ownership is 100% unless otherwise indicated.

48	Brookfield Business Corporation

64.7% BBUC exchangeable shares (approximate)
Brookfield Asset Management Inc. (Ontario)
Brookfield Business Partners Limited ("BBU General Partner") (Bermuda)
LP Interest (1) 32.5% (approximate)
GP Interest
Special LP Units (1)
Public
LP Interest (1) 67.5% (approximate)
Redemption-Exchange Units (1) 47.8% (approximate)
35.3% BBUC exchangeable shares (approximate)
Brookfield Business Partners L.P. (the "partnership") (Bermuda)
Managing General Partner Units 52.2% (approximate)
Brookfield Business L.P. (2) ("Holding LP") (Bermuda)
Holding Entities
Brookfield BBP Canada Holdings Inc. ("CanHoldco") (Ontario)
Brookfield BBP Bermuda Holdings Limited ("Bermuda HoldCo") (Bermuda)
Brookfield BBP US Holdings LLC ("US HoldCo") (Delaware)
Class B and Class C Shares
Brookfield Business Corporation ("our company") (British Columbia)
17% (approximate) (3)
27% (approximate) (3)
Westinghouse Electric Company ("Westinghouse") (Delaware)
BBUC Holdings Inc ("BBUC Canada HoldCo") (Ontario)
Healthscope Pty Limited ("Healthscope") (Australia)
28% (approximate) (4)
26% (approximate) (5)
BRK Ambiental Participacoes S.A. ("BRK Ambiental) (Brazil)
BBUC Bermuda Holdco Limited ("BBUC Bermuda HoldCo") (Bermuda)
Multiplex Global Limited ("Multiplex") (United Kingdom)

Brookfield Business Corporation	49

(1)Public holders of the units currently own approximately 67.5% of the units of the partnership and Brookfield currently owns approximately 32.5% of the units. The partnership’s sole direct investment is a managing general partnership interest in Holding LP. Brookfield also owns a limited partnership interest in Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent 47.7% of the units on a fully diluted basis. The Redemption-Exchange Units are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. The Special LP units entitle the holder to receive incentive distributions.
(2)Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.
(3)The partnership indirectly holds a 17% economic interest in Westinghouse and our company indirectly holds an additional 27% economic interest in Westinghouse. In addition, a subsidiary of our company is party to a voting agreement with affiliates of Brookfield that provides our company with 100% voting control of Westinghouse. As a result, our company consolidates Westinghouse from an accounting point of view.
(4)Our company indirectly holds a 28% economic interest in Healthscope. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 100% voting control. As a result, our company consolidates Healthscope from an accounting point of view.
(5)Our company indirectly holds a 26% economic interest in BRK Ambiental. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 70% voting control. As a result, our company consolidates BRK Ambiental from an accounting point of view.
The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
Business services
Multiplex Global Limited	United Kingdom	100%	100%
Healthscope Pty Ltd.	Australia	100%	28%
Infrastructure services
Westinghouse Electric Company	United States	100%	27%
Industrials
BRK Ambiental Participações S.A.	Brazil	70%	26%
Brookfield Business Corporation
Our company is a Canadian corporation established by Brookfield Business Partners as a vehicle to own and operate certain services and industrials operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one unit of the partnership or its cash equivalent and structured with the intention of providing an economic return equivalent to one unit. We acquired our operating subsidiaries from Brookfield Business Partners. Following completion of the special distribution, through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Brookfield Business Partners L.P.
The partnership is a Bermuda exempted limited partnership that was established on January 18, 2016 under the provisions of the Bermuda Partnership Acts. The partnership’s registered head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3309.
The partnership is Brookfield’s flagship public company for its business services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. The partnership is positioned to provide unitholders with the opportunity to benefit from Brookfield’s global presence, operating experience, execution capabilities and relationships.

50	Brookfield Business Corporation

The Service Provider and Brookfield
The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide management and administration services pursuant to the Master Services Agreement. See Item 6.A., “Directors and Senior Management - Our Management” for more information on Brookfield and these arrangements.
4.D. PROPERTY, PLANTS AND EQUIPMENT
See Item 4.B., “Business Overview”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

Brookfield Business Corporation	51

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
Introduction
This MD&A included in Item 5.A. of this Form 20-F of our company and subsidiaries (collectively, the “company”, or “we”, or “our”), covers the financial position of our company as at December 31, 2021 and December 31, 2020, and results of operations for the years ended December 31, 2021, 2020, and 2019. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2021 and December 31, 2020, and each of the years in the three years ended December 31, 2021 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
On November 29, 2021, a subsidiary of the partnership transferred its direct and indirect interests in Healthscope, Multiplex, BRK Ambiental, a portion of its indirect interest in Westinghouse and a related receivable to our company for consideration which included non-interest bearing demand promissory notes of our company of $1,860 million and approximately 7 million common shares of our company (the “BBUC Reorganization”).
On March 15, 2022, the partnership completed a special distribution whereby unitholders of the partnership as of March 7, 2022 received one exchangeable share for every two units held.
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by the Holding LP, or the Holding LP Distribution, to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 34.9 million exchangeable shares and (ii) the partnership received approximately 38.2 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units, excluding Brookfield held approximately 35.3% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, hold an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, hold an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in the company.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit, and each exchangeable share will be exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our group as a whole. In addition to carefully considering the disclosures made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://www.bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.

52	Brookfield Business Corporation

Continuity of Interests
On November 29, 2021, our company acquired the Business from the partnership. The partnership directly and indirectly controlled the Business prior to November 29, 2021 and will continue to control the Business through its interests in our company. Accordingly, our company and its financial position and results of operations have been reflected using the partnership’s historical carrying values.
To reflect this continuity of interests, this MD&A provides comparative information of our company for the periods prior to the acquisition of the Business. Accordingly, the financial information for the periods prior to November 29, 2021 are presented based on the historical financial information for our company as previously reported by the partnership. For the period after acquisition of the Business from the partnership, the results are based on the actual results of our company. As the partnership holds all of the common shares of our company, which is the only class of equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the acquisition of the Business.
Basis of Presentation
The audited annual consolidated financial statements of the company have been prepared in accordance with IFRS as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The audited annual consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
For the periods prior to the BBUC Reorganization, the financial statements include a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that were contributed to our company effective November 29, 2021. Effective November 29, 2021, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to the acquisition of the Business, our company is no longer allocated general corporate expenses of the partnership. In connection with the completion of the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services currently provided to the partnership by the Service Providers. Our company is responsible for reimbursing the partnership for its proportionate share of the base management fee paid for by the partnership pursuant to the Master Services Agreement.
Overview of our Business
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one unit of the partnership or its cash equivalent and structured with the intention of providing an economic return equivalent to one unit. Through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Operating Segments
We have three operating segments which are organized based on how management views business activities within particular sectors:
(i)Business services, including healthcare services and construction operations;
(ii)Infrastructure services, including nuclear technology services; and
(iii)Industrials, including water and wastewater services.

Brookfield Business Corporation	53

The table below provides a breakdown by operating segment of total assets of $15.9 billion as at December 31, 2021 and of total revenues of $9.6 billion for the year ended December 31, 2021.

Operating segments	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2021	December 31, 2021
Business services	$7,122	$5,736
Infrastructure services	5,762	3,274
Industrials	3,036	639
Total	$15,920	$9,649
Business services
Our healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 42 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity. We own an approximate 28% economic interest in this operation.
The profitability of our healthcare services operations is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services operations. Changes to operating costs related to the onset and ongoing nature of COVID-19 as well as our ability to manage skilled labor and facility staffing during periods of temporary lockdown may impact the profitability of our healthcare services operations.
Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design, program, procurement and construction for a defined price. Most construction activity is typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Profitability of our construction operations is closely tied to the general state of the economy in those geographic areas in which we operate, all of which have experienced and continue to experience varying degrees of adverse impacts due to the COVID-19 pandemic. In addition, entitlement to contractual relief for increased costs and/or extension of time to complete work due to the direct and indirect impacts of the COVID-19 pandemic vary across the many contracts that our construction operations have entered into. From the outset of the COVID-19 pandemic, our construction operations have pursued and continue to pursue various contractual entitlement mechanisms to recover increased costs and/or extend timeframes to complete work.
Infrastructure services
Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a significant majority of its earnings from recurring refueling and maintenance services. We are the original equipment manufacturer (OEM) or technology provider for approximately 50% of global commercial nuclear power plants and provide services to approximately two thirds of the world’s operating fleet. Decades of technological innovation have supported the build out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia. We own an approximate 27% economic interest in this operation.

54	Brookfield Business Corporation

Most of the profitability is generated by the core operating plants business and is driven by recurring refueling and maintenance outages. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect that there will be some inter-year and intra-year seasonality given the planned timing of the outage cycles at customer plants. The majority of fuel operations revenue is generated as shipments are made to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants, manufacture equipment and instrumentation, and control systems for new power plants and perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
On March 15, 2022, our nuclear technology services operations entered into an agreement to acquire a services business which provides technical services to the nuclear sector and select strategic adjacencies. The acquisition is expected to close during 2022.
Industrials
Our water and wastewater operations are a leading private sanitation provider in Brazil, include collection, treatment and distribution of water and wastewater, to a broad range of residential and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or-pay contracts throughout Brazil. We operate under the BRK Ambiental brand and provide services that benefit more than 16 million people in over 100 municipalities in Brazil. We own an approximate 26% economic interest in this operation.
We generate revenues from developing and operating water systems that source, treat, and distribute water to customers and sewage systems that collect and treat sewage prior to its return to the environment. Generally, a concession contract will define the coverage rates, service levels and other specific metrics that the municipality is seeking to achieve. We bid the required tariff or payment to meet our targeted rate of return, while also considering any capital expenditures required to achieve the targets. Operating revenue is generally derived from direct billing to end users based on consumption or from government payments related to public concession contracts. Construction revenue is generally derived from the development of water and sewage projects, specifically the formation of new infrastructure or the expansion and/or improvement of existing infrastructure.
Our water and wastewater operations subject our company to the risks and uncertainties incidental to the ownership and operation of such businesses in Brazil, including restrictions imposed by the government on water usage in response to a regional or seasonal drought, significant capital expenditure requirements or governmental economic regulation.

Brookfield Business Corporation	55

OPERATING RESULTS
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the years ended December 31, 2021, 2020 and 2019. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Revenues	$9,649	$9,606	$9,903
Direct operating costs	(8,801)	(8,853)	(9,058)
General and administrative expenses	(282)	(313)	(336)
Interest income (expense), net	(401)	(405)	(396)
Equity accounted income (loss), net	5	3	22
Impairment expense, net	—	—	(131)
Gain (loss) on acquisitions/dispositions, net	—	55	13
Other income (expense), net	(89)	(234)	(142)
Income (loss) before income tax	81	(141)	(125)
Income tax (expense) recovery
Current	(33)	(27)	(77)
Deferred	45	41	68
Net income (loss)	$93	$(127)	$(134)
Attributable to:
Brookfield Business Partners	$36	$(164)	$(128)
Non-controlling interests	57	37	(6)
	$93	$(127)	$(134)
Comparison of the years ended December 31, 2021 and December 31, 2020
For the year ended December 31, 2021, the company reported net income of $93 million, of which $36 million of net income was attributable to Brookfield Business Partners. For the year ended December 31, 2020, net loss was $127 million, with $164 million of net loss attributable to Brookfield Business Partners. The increase in net income was primarily due to increased contributions from our business services segment.
Revenues
For the year ended December 31, 2021, revenues increased by $43 million to $9,649 million, compared to $9,606 million for the year ended December 31, 2020. Revenues from our industrials segment increased by $122 million, primarily due to increased concession revenues at our water and wastewater operations. Revenues from our infrastructure services segment increased by $2 million as a result of strong performance driven by higher volumes at our nuclear technology services. This was partially offset by a decrease in revenues from our business services segment by $81 million, primarily due to $210 million lower contributions from our construction operations partially offset by $129 million higher contributions from our healthcare services as demand for elective surgeries remained strong despite the ongoing disruptive impact of lockdowns and restrictions imposed during the year.
Direct operating costs
For the year ended December 31, 2021, direct operating costs decreased by $52 million to $8,801 million, compared to $8,853 million for the year ended December 31, 2020. The decrease was primarily due to lower activity at our construction operations, partially offset by increased costs incurred at our water and wastewater operations.
General and administrative expenses
For the year ended December 31, 2021, general and administrative (“G&A”) expenses decreased by $31 million to $282 million, compared to $313 million for the year ended December 31, 2020. The decrease in G&A expenses was primarily due to ongoing cost savings initiatives at our nuclear technology services operations.

56	Brookfield Business Corporation

Interest income (expense), net
For the year ended December 31, 2021, net interest expense decreased by $4 million to $401 million, compared to $405 million for the year ended December 31, 2020.
Other income (expense), net
For the year ended December 31, 2021, net other expense decreased by $145 million to $89 million, compared to net other expense of $234 million for the year ended December 31, 2020. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2021, the components of other income (expense), net include $70 million of business separation expenses, stand-up costs and restructuring charges, $8 million in transaction costs, $13 million of net gain on debt extinguishment/modification, and $24 million of other expenses. For the year ended December 31, 2020, the components of other income (expense), net include $25 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $64 million of business separation expenses, stand-up costs and restructuring charges, $31 million in transaction costs, and $30 million of other expenses.
Comparison of the years ended December 31, 2020 and December 31, 2019
For the year ended December 31, 2020, the company reported a net loss of $127 million, of which $164 million of net loss was attributable to common equity. This compares to the year ended December 31, 2019, where the company reported a net loss of $134 million, of which $128 million of net loss was attributable to common equity. The decrease in net loss was primarily attributable to an increased contribution attributable to a full year of results from our healthcare services operations, which was acquired in the second quarter of 2019.
Revenues
For the year ended December 31, 2020, revenues decreased by $297 million to $9,606 million, compared to $9,903 million for the year ended December 31, 2019. Within our industrials segment, revenues decreased by $228 million, driven primarily by the impact of foreign exchange at our water and wastewater operations which reduced revenues by $158 million combined with the sale of the industrial water treatment assets, which occurred in the third quarter of 2019. Within our infrastructure services segment, revenues decreased by $78 million, which was partially offset by a $9 million increase in revenues within our business services segment.
Direct operating costs
For the year ended December 31, 2020, direct operating costs decreased by $205 million to $8,853 million, compared to $9,058 million for the year ended December 31, 2019. This was driven by decreased activity at our construction operations, combined with the impact of foreign exchange movements at our water and wastewater operations. These factors were partially offset by a full year of contributions from our healthcare services operations, which was acquired in the second quarter of 2019.
General and administrative expenses
For the year ended December 31, 2020, G&A expenses decreased by $23 million to $313 million, compared to $336 million for the year ended December 31, 2019. G&A expenses decreased primarily due to a full year of contributions from our healthcare services operations, which was acquired in the second quarter of 2019.
Interest income (expense), net
For the year ended December 31, 2020, net interest expense increased by $9 million to $405 million, compared to $396 million for the year ended December 31, 2019. The increase was primarily due to an increased interest expense of $40 million from a full year of contributions related to the borrowings at our healthcare services operations, which was acquired in the second quarter of 2019, partially offset by interest savings driven by a refinancing of debt at our nuclear technology services operations and the impact of foreign exchange at our water and wastewater operations.

Brookfield Business Corporation	57

Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2020, net gain on acquisitions/dispositions increased by $42 million to $55 million, compared to $13 million for the year ended December 31, 2019. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sale of the pathology business at our healthcare services operations, which occurred in the fourth quarter of 2020. For the year ended December 31, 2019, net gain on acquisitions/disposition comprised the net gains realized at our water and wastewater operations due to the sale of industrial water treatment assets, which occurred in the third quarter of 2019.
Other income (expense), net
For the year ended December 31, 2020, net other expense increased by $92 million to $234 million, compared to net other expense of $142 million for the year ended December 31, 2019. For the year ended December 31, 2020, the components of other income (expense), net include $25 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $64 million of business separation expenses, stand-up costs and restructuring charges, $31 million in transaction costs, and $30 million of other expenses. For the year ended December 31, 2019, the components of other income (expense), net include $20 million of net gains on debt extinguishment/modification, $127 million of business separation expenses, stand-up costs and restructuring charges, $2 million in transaction costs, and $7 million of other net recoveries.
Summary of Results
Quarterly results
    Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS)
Revenues	$2,488	$2,340	$2,452	$2,369	$2,420	$2,453	$2,322	$2,411
Direct operating costs	(2,195)	(2,162)	(2,269)	(2,175)	(2,187)	(2,275)	(2,131)	(2,260)
General and administrative expenses	(66)	(74)	(80)	(62)	(84)	(71)	(83)	(75)
Interest income (expense), net	(96)	(106)	(100)	(99)	(123)	(103)	(84)	(95)
Equity accounted income (loss), net	2	2	—	1	1	1	1	—
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	55	—	—	—
Other income (expense), net	(43)	(19)	(38)	11	(53)	(49)	(107)	(25)
Income (loss) before income tax	90	(19)	(35)	45	29	(44)	(82)	(44)
Income tax (expense) recovery
Current	7	(9)	(8)	(23)	(5)	(13)	(7)	(2)
Deferred	24	7	—	14	(1)	15	10	17
Net income (loss)	$121	$(21)	$(43)	$36	$23	$(42)	$(79)	$(29)
Attributable to:
Brookfield Business Partners	$36	$1	$(12)	$11	$3	$(24)	$(64)	$(79)
Non-controlling interests	85	(22)	(31)	25	20	(18)	(15)	50
	$121	$(21)	$(43)	$36	$23	$(42)	$(79)	$(29)
____________________________________
(1)Common equity is attributable to the partnership prior to the BBUC reorganization and subsequently as a result of the partnership holding all the issued and outstanding common shares issued by our company. Please refer to Note 2 (b) Basis of Presentation and Significant Accounting Policies of the Notes to the Consolidated Financial Statements, for further details.
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. The majority of cyclical fluctuations are driven by our nuclear technology services operations which generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel; revenues are also impacted quarter-over-quarter based on volume of fuel shipments.

58	Brookfield Business Corporation

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2021 and December 31, 2020:

			Change
(US$ MILLIONS)	December 31, 2021	December 31, 2020	December 2021 vs December 2020
Assets
Cash and cash equivalents	$894	$777	$117
Financial assets	349	560	(211)
Accounts and other receivable, net	2,281	2,302	(21)
Inventory, net	580	713	(133)
Other assets	920	877	43
Property, plant and equipment	4,036	4,318	(282)
Deferred income tax assets	348	341	7
Intangible assets	4,226	4,365	(139)
Equity accounted investments	70	73	(3)
Goodwill	2,216	2,331	(115)
Total assets	$15,920	$16,657	$(737)
Liabilities and equity
Liabilities
Accounts payable and other	$7,191	$8,248	$(1,057)
Loan payable to Brookfield Business Partners	1,860	—	1,860
Non-recourse borrowings in subsidiaries of the company	5,246	5,189	57
Deferred income tax liabilities	487	514	(27)
	$14,784	$13,951	$833
Equity
Brookfield Business Partners	$(516)	$1,227	$(1,743)
Non-controlling interests	1,652	1,479	173
	1,136	2,706	(1,570)
Total liabilities and equity	$15,920	$16,657	$(737)
Financial assets
Financial assets decreased by $211 million to $349 million as at December 31, 2021, compared to $560 million as at December 31, 2020. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to lower restricted cash following the acquisition of a concession at our water and wastewater operations.
The following table presents financial assets by segment as at December 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
December 31, 2021	$72	$263	$14	$349
December 31, 2020	$48	$273	$239	$560
Accounts receivable and other, net
Accounts receivable and other, net decreased by $21 million to $2,281 million as at December 31, 2021, compared to $2,302 million as at December 31, 2020. The decrease was primarily due to lower activity at our construction operations partially offset by higher customer billings at our nuclear technology services operations from strong performance in the fourth quarter of 2021 due to higher fuel deliveries and activity levels during the fall outage season.

Brookfield Business Corporation	59

Inventory, net
Inventory, net decreased by $133 million to $580 million as at December 31, 2021, compared to $713 million as at December 31, 2020. The decrease was primarily due to fuel deliveries at our nuclear technology services operations.
Property, plant & equipment (PP&E) and intangible assets
PP&E decreased by $282 million to $4,036 million as at December 31, 2021, compared to $4,318 million as at December 31, 2020. The decrease was primarily due to the amortization of PP&E of $341 million, combined with the impact of foreign exchange of $222 million which is primarily attributable to our healthcare services operations, partially offset by the net additions of PP&E of $298 million. As at December 31, 2021, PP&E included $409 million of right-of-use assets.
Intangible assets decreased by $139 million to $4,226 million as at December 31, 2021, compared to $4,365 million as at December 31, 2020. The decrease was primarily due to amortization expense of $262 million partially offset by additions to water and sewage concessions at our water and wastewater operations.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and equipment refurbishment, tooling and new fuel design at our nuclear technology services operations. In addition, we include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2021 were $146 million and $509 million, respectively, compared to $192 million and $241 million, respectively, for the year ended December 31, 2020.
Deferred income tax assets
Deferred income tax assets increased by $7 million to $348 million as at December 31, 2021, compared to $341 million as at December 31, 2020.
Goodwill
Goodwill decreased by $115 million to $2,216 million as at December 31, 2021, compared to $2,331 million as at December 31, 2020. The decrease was primarily due to foreign exchange movements at our healthcare services and construction operations.
Accounts payable and other
Accounts payable and other decreased by $1,057 million to $7,191 million as at December 31, 2021, compared to $8,248 million as at December 31, 2020. The decrease was primarily due to a pension obligation remeasurement in our nuclear technology services operations, a decrease in accounts payable in our construction operations, and a decrease in other liabilities following the acquisition of a concession in our water and wastewater operations.
Loan payable to Brookfield Business Partners
On November 29, 2021, a subsidiary of the partnership transferred its direct and indirect interests in our healthcare services, constructions operations, and water and wastewater operations, a portion of its indirect interest in our nuclear technology services operations and a related receivable to our company for consideration which included promissory notes of our company of $1,860 million. The promissory note was settled as part of the special distribution on March 15, 2022.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $27 million to $487 million as at December 31, 2021, compared to $514 million as at December 31, 2020.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in Item 5.B., “Liquidity and Capital Resources”.

60	Brookfield Business Corporation

Segment Analysis
Our operations are organized into three operating segments which are regularly reviewed by the CODM for the purpose of reviewing the results of the company. The key measure used by the CODM in assessing performance is adjusted net operating income, reported in accordance with IFRS 8 - Operating segments, and is calculated as revenues less direct operating costs (excluding depreciation and amortization expense), less general and administrative expenses of our operating businesses.
Business services
The following table presents adjusted net operating income in our business services segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted net operating income	$332	$243	$207
The following table presents equity attributable to common equity for our business services segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Total assets	$7,122	$7,562
Total liabilities	5,177	5,648
Non-controlling interests	889	906
Brookfield Business Partners	1,056	1,008
Total equity	$1,945	$1,914
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted net operating income in our business services segment for the year ended December 31, 2021 was $332 million, representing an increase of $89 million compared to $243 million for the year ended December 31, 2020. The increase in adjusted net operating income was primarily due to our construction operations that benefited from normalized productivity and project execution in Australia and the U.K. as well as increased contributions from our healthcare services operations as demand for elective surgeries remained strong despite the ongoing disruptive impact of lockdowns and restrictions on surgical activity throughout 2021.
Comparison of the years ended December 31, 2020 and December 31, 2019
Adjusted net operating income in our business services segment for the year ended December 31, 2020 was $243 million, representing an increase of $36 million compared to $207 million for the year ended December 31, 2019. The increase in adjusted net operating income was due to a full year of contributions from our healthcare services operations, which was acquired in the second quarter of 2019. Our healthcare services operations continued to operate in an elevated cost environment, but with the easing of restrictions on elective surgeries in Australia, activity levels at our hospitals returned to normal towards the end of 2020. This increase was partially offset by reduced adjusted net operating income at our construction operations driven by decreased project activity. Construction activity levels across the business’s projects sites improved following the impact of economic shutdowns and restrictions at customer sites at the beginning of 2020.
Infrastructure services
The following table presents adjusted net operating income in our infrastructure services segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted net operating income	$683	$651	$623

Brookfield Business Corporation	61

The following table presents equity attributable to common equity for our infrastructure services segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Total assets	$5,762	$5,830
Total liabilities	5,718	6,122
Non-controlling interests	34	(213)
Brookfield Business Partners	10	(79)
Total equity	$44	$(292)
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted net operating income in our infrastructure services segment for the year ended December 31, 2021 was $683 million, representing an increase of $32 million compared to $651 million for the year ended December 31, 2020. The increase was due to higher contributions from our nuclear technology services operations due to higher fuel deliveries and activity levels during the fall outage season combined with strong execution on new plant projects and ongoing cost savings initiatives.
Comparison of the Years Ended December 31, 2020 and December 31, 2019
Adjusted net operating income in our infrastructure services segment for the year ended December 31, 2020 was $651 million, representing an increase of $28 million compared to $623 million for the year ended December 31, 2019. This increase was due to higher contributions from our nuclear technology services operations. Our nuclear technology services operations contributed strong performance during the year and the business’s execution on new plant projects and strong cost management more than offset the impact of limited maintenance deferrals at customer sites.
Industrials
The following table presents adjusted net operating income in our industrials segment for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Adjusted net operating income	$180	$158	$225
The following table presents equity attributable to common equity for our industrials segment as at December 31, 2021, 2020 and 2019:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Total assets	$3,036	$3,265
Total liabilities	2,029	2,181
Non-controlling interests	729	786
Brookfield Business Partners	278	298
Total equity	$1,007	$1,084
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted net operating income in our industrials segment for the year ended December 31, 2021 was $180 million, representing an increase of $22 million compared to $158 million for the year ended December 31, 2020. The increase was primarily due to increased concession revenues from our water and wastewater operations due to the addition of new customer connections as a result of ongoing organic network expansion and contribution from the recently acquired Maceiό concession.
Comparison of the years ended December 31, 2020 and December 31, 2019
Adjusted net operating income in our industrials segment for the year ended December 31, 2020 was $158 million, representing a decrease of $67 million compared to $225 million for the year ended December 31, 2019. The decrease was due to lower contributions from our water and wastewater operations, primarily resulting from the impact of foreign exchange movements.

62	Brookfield Business Corporation

Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Twelve Months Ended December 31,
IFRS Measures	2021	2020	2019
Revenues	$46,587	$37,635	$43,032
Net income (loss)	2,153	580	434

(US$ MILLIONS)	As of
IFRS Measures	December 31, 2021	December 31, 2020
Total assets	$64,219	$54,746
Total liabilities	51,219	43,409
Total partnership capital	13,000	11,337

(US$ MILLIONS)	Twelve Months Ended December 31,
Non-IFRS Measure	2021	2020	2019
Adjusted EBITDA(1)	$1,761	$1,384	$1,213
____________________________________
(1)The partnership’s definition of these non-IFRS financial measures are included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2021 and December 31, 2020:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Total
December 31, 2021	$988	$2,879	$1,379	$5,246
December 31, 2020	$1,007	$2,908	$1,274	$5,189

Brookfield Business Corporation	63

As at December 31, 2021, the outstanding non-recourse borrowings in subsidiaries of the company were $5,246 million compared to $5,189 million as at December 31, 2020. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Term loans	$3,761	$3,962
Project financing	518	503
Notes and debentures	835	724
Credit facilities	132	—
Total non-recourse borrowings in subsidiaries	$5,246	$5,189
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities, ranging from on demand to 20 years. Borrowings increased by $57 million between December 31, 2021 and December 31, 2020, primarily due to net increased borrowings at our water and wastewater operations.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. These borrowings are not subject to financial maintenance covenants, with the exception of certain non-recourse borrowings at our healthcare services operations and our water and wastewater operations which are subject to fixed charge coverage and leverage ratios. For the year ended December 31, 2021, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all other material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
Prior to the distribution date, the partnership provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
On February 4, 2022, Brookfield entered into an agreement to subscribe for up to $1 billion of 6% perpetual preferred equity securities of the partnership, our company or our respective subsidiaries. Brookfield will have the right to cause the partnership or our company to redeem the preferred securities at par to the extent of any net proceeds received by the partnership or our company from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Prior to the distribution date, our company also entered into two credit facilities with the partnership, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and the partnership with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the equity commitment and credit facilities for working capital purposes, and we may use the proceeds from the equity commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Dividend Policy
The board may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. Our company will target to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the units and target that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of the units. We intend to commence paying dividends on our exchangeable shares on the first distribution payment date for the units occurring after the date of the special distribution.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

64	Brookfield Business Corporation

Comparison of the years ended December 31, 2021, 2020 and 2019
As at December 31, 2021, we had cash and cash equivalents of $894 million, compared to $777 million as at December 31, 2020 and $792 million as at December 31, 2019. The net cash flows for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Cash flow provided by (used in) operating activities	$618	$514	$753
Cash flow provided by (used in) financing activities	14	(293)	3,561
Cash flow provided by (used in) investing activities	(478)	(235)	(4,130)
Effect of foreign exchange rates on cash	(37)	(1)	(9)
Net change in cash classified within assets held for sale	—	—	(57)
Change in cash and cash equivalents	$117	$(15)	$118
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2021 was $618 million compared to $514 million provided for the year ended December 31, 2020. The cash provided by operating activities during the year ended December 31, 2021 was primarily attributable to the cash generated by our nuclear technology services operations and our healthcare services operations.
Total cash flow provided by operating activities for the year ended December 31, 2020 was $514 million, compared to $753 million provided for the year ended December 31, 2019. The cash provided by operating activities during the year ended December 31, 2020 was primarily attributable to cash generated at our nuclear technology services operations.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $14 million for the year ended December 31, 2021, compared to $293 million cash flow used in financing activities for the year ended December 31, 2020. During the year ended December 31, 2021, cash flow provided by financing activities was primarily due to proceeds, net of repayments from borrowings at our water and wastewater operations, partially offset by distributions to non-controlling interests, net of capital provided, which were primarily attributable to dividends paid from our nuclear technology services operations.
Total cash flow used in financing activities was $293 million for the year ended December 31, 2020, compared to $3,561 million cash flow provided by financing activities for the year ended December 31, 2019. During the year ended December 31, 2020, cash flow used in financing activities was primarily due to net repayments of borrowings and distributions to non-controlling interests, net of capital provided, which were primarily attributable to dividends paid from our nuclear technology services operations.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $478 million for the year ended December 31, 2021, compared to $235 million for the year ended December 31, 2020. Our investing activities were primarily related to the acquisition of property, plant and equipment and intangible assets within our water and wastewater operations and our nuclear technology services operations. This was partially offset by the release of restricted cash within our water and wastewater operations.
Total cash flow used in investing activities was $235 million for the year ended December 31, 2020, compared to $4,130 million for the year ended December 31, 2019. Our investing activities were primarily related to the acquisition of property, plant and equipment and intangible assets within our nuclear technology services operations and our water and wastewater operations, as well as additions to restricted cash accounts within our water and wastewater operations. This was partially offset by the cash proceeds received through our healthcare services operations from the sale of its pathology business during the year ended December 31, 2020.
Market Risks
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

Brookfield Business Corporation	65

Financial instruments held by the company that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to decrease net income by $2 million, and a 10 basis point decrease in interest rates is expected to increase net income by $2 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by an increase of $6 million if interest rates increase, and a decrease of $6 million if interest rates decrease.
Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar and the Brazilian real. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of its foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on net income and other comprehensive income of a 10% increase to the exchange rate relative to the U.S. dollar:

	2021		2020		2019
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$60	$(9)	$86	$(5)	$44	$(3)
USD/CAD	2	3	1	(1)	1	(1)
USD/BRL	28	—	30	—	33	—
USD/GBP	(19)	6	18	4	60	18
USD/Other	19	(21)	9	(9)	14	24
Related Party Transactions
We entered into a number of related party transactions with Brookfield and the partnership as described in Note 1 and Note 23 in our consolidated financial statements as at December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, 2020 and 2019.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing our company’s consolidated financial statements are outlined below.

66	Brookfield Business Corporation

Due to the circumstances surrounding the global economic shutdown, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of December 31, 2021. The company has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at December 31, 2021. The company continues to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 included in this Form 20-F.
Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
Determination of control
The company consolidates an investee when it controls the investee, with control existing if, and only if, the company has power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use that power over the investee to affect the amount of the company’s returns.
In determining if the company has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the company the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the company to appoint directors. The company enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements (“IFRS 10”)). In assessing if the company has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the company’s voting interest differs from the ownership interest in an investee. In determining if the company has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the company is an investor as to whether the company is a principal or agent and whether another entity with decision making rights is acting as the company’s agent. If it is determined that the company is acting as an agent, as opposed to a principal, the company does not control the investee.
Common control transactions
IFRS 3 does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.
Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including the determination of the company’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its fair value less costs of disposal or value in use.

Brookfield Business Corporation	67

Revenue recognition
Judgment is applied where certain of the company’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the creditworthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the licensed nuclear facilities serviced by the company. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Uncertainty of income tax treatments
The company applies IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
Other
    Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill, respectively; and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
Future Changes in Accounting Policies
(i)    Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
(ii)    Amendments to IAS 12 - Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
(iii)    Amendments to IAS 37

68	Brookfield Business Corporation

These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The company is currently assessing the impact of these amendments.
(iv)    Amendments to IFRS 10 and IAS 28 - Investments in associates and joint ventures (“IAS 28”)
The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The company is currently assessing the impact of these amendments.
(v)    Amendments to IFRS 3 - Business combinations - Reference to conceptual framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of these amendments.
(vi)    IFRS 9 - Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendment.
There are currently no other future changes to IFRS with potential impacts on the company.
New Accounting Policies Adopted
(i)    IFRS 9, IAS 39, IFRS 7 and IFRS 16 amendments for IBOR reform
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR effective for June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021. The company is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps and to update hedge designations.

Brookfield Business Corporation	69

The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•To require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the consolidated financial statements of the company. The company intends to use the practical expedients in future periods when they become applicable.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2021, the total outstanding amount was approximately $1.9 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
As described elsewhere in this Form 20-F, immediately prior to the completion of the special distribution, a wholly-owned subsidiary of our company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under the partnership’s $2,075 million bilateral credit facilities and its $1 billion revolving acquisition credit facility with Brookfield.
Contractual Obligations
An integral part of our company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.

70	Brookfield Business Corporation

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2021:

	Payments as at December 31, 2021
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$5,382	$93	$573	$4,277	$439
Lease liabilities	803	71	63	129	540
Interest expense	838	204	199	383	52
Decommissioning liabilities	732	4	—	—	728
Pension obligations	3,509	80	84	268	3,077
Total	$11,265	$452	$919	$5,058	$4,836
Price Range and Trading Volume of Listed Units
The units are listed and posted for trading on the TSX under the symbol “BBU.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2021
January 1, 2021 - March 31, 2021	$35.18	$28.81	5,863,767
April 1, 2021 - June 30, 2021	37.96	30.90	3,801,507
July 1, 2021 - September 30, 2021	38.79	31.46	3,570,330
October 1, 2021 - December 31, 2021	41.46	35.82	3,874,955

2020
January 1, 2020 - March 31, 2020	39.40	17.13	5,479,604
April 1, 2020 - June 30, 2020	31.24	19.97	4,487,693
July 1, 2020 - September 30, 2020	29.06	21.75	5,052,338
October 1, 2020 - December 31, 2020	32.66	24.54	4,939,696

2019
January 1, 2019 - March 31, 2019	33.85	25.73	5,500,145
April 1, 2019 - June 30, 2019	34.66	31.17	4,013,452
July 1, 2019 - September 30, 2019	33.02	26.39	4,958,973
October 1, 2019 - December 31, 2019	35.50	31.84	3,101,678

Brookfield Business Corporation	71

The units are listed and posted for trading on the NYSE under the symbol “BBU”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2021
January 1, 2021 - March 31, 2021	$28.46	$22.72	1,478,937
April 1, 2021 - June 30, 2021	31.52	24.94	1,480,117
July 1, 2021 - September 30, 2021	31.50	24.84	1,472,892
October 1, 2021 - December 31, 2021	33.36	28.11	805,924

2020
January 1, 2020 - March 31, 2020	30.09	11.94	3,015,426
April 1, 2020 - June 30, 2020	23.56	14.26	2,461,201
July 1, 2020 - September 30, 2020	22.20	16.48	2,007,564
October 1, 2020 - December 31, 2020	25.67	18.65	1,727,479

2019
January 1, 2019 - March 31, 2019	25.63	19.14	1,338,869
April 1, 2019 - June 30, 2019	26.62	23.27	1,922,618
July 1, 2019 - September 30, 2019	25.35	20.03	2,819,438
October 1, 2019 - December 31, 2019	27.42	24.19	2,026,630
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D. TREND INFORMATION
See Item 5.A., “Operating Results”.
5.E. CRITICAL ACCOUNTING ESTIMATES
See Item 5.B., “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgements”.

72	Brookfield Business Corporation

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning our board of directors:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner (2) Toronto, Ontario, Canada (Not Independent)	73	Board Chair and Director	Vice Chairman, Brookfield Asset Management
David Court (3)(4) Toronto, Ontario, Canada (Independent)	65	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Not Independent)	59	Director	Managing Partner, VectoIQ
David Hamill (4) (5) Eastern Heights, Queensland, Australia (Independent)	64	Director	Corporate Director
Anne Ruth Herkes (4) Berlin, Germany (Independent)	65	Director	Corporate Director
John Lacey (4) Thornhill, Ontario, Canada (Independent)	78	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (5) Pembroke Parish, Bermuda (Independent)	61	Director	Chairman and Owner of New Venture Holdings
Michael Warren Washington, District of Columbia (Independent)	54	Director	Managing Director of Albright Stonebridge Group
Patricia Zuccotti (5) Kirkland, Washington, USA (Independent)	74	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 250 Vesey Street, 15th Floor, New York NY, 10281.
(2)Chair of the board.
(3)Serves as the non-overlapping board member to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren will initially serve as the non-overlapping members of the board of directors. Mr. Court has served on the board of directors of the general partner of the partnership until he resigned from such board of directors in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI-61-101, Mr. Court will not be considered an independent director under MI-61-101 for purposes of service on a special committee to consider such transaction.
(4)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(5)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert. Our audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.

Brookfield Business Corporation	73

Set forth below is biographical information for our directors.
Jeffrey Blidner. Mr. Blidner is a Vice Chairman of Brookfield Asset Management responsible for strategic planning and fundraising. Mr. Blidner is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of the general partner of Brookfield Renewable Partners L.P., a director of the general partner of Brookfield Property Partners L.P., a director of the general partner of Brookfield Infrastructure Partners L.P. and a director of Brookfield Asset Management. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner of a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
David Court. Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation and a member of the National Geographic International Council of Advisors, a trustee of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Stephen Girsky. Mr. Girsky is a Managing Partner of VectoIQ, an independent advisory firm based in New York, and serves on the board of directors of United States Steel Corporation, Drive.ai, an autonomous driving software company, and Valens Semiconductor Ltd. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky also served as Chairman of Adam Opel AG Supervisory Board and was President of General Motors Europe. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a partner at ELC European Leadership Consulting GmbH, a management coaching company and senior advisor at eightyLEO Holding GmbH, a New Space company. Ms. Herkes is also Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich, and chairs its audit and nomination committees. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the strategy and the remuneration and nomination committees. Ms. Herkes has over 30 years of professional experience in politics, diplomacy, and economic affairs in Europe, U.S., Japan and Qatar. She previously served as State Secretary at the German Federal Ministry for Economic Affairs and Energy, and as German Ambassador to Qatar.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd. and a director of Whittington Investments Ltd. Mr. Lacey also serves as a consultant to the Chairman of the Board of George Weston Ltd., a Canadian food processing and distribution company, and Loblaw Companies Limited, a Canadian food retailer. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
Don Mackenzie. Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well-established privately-owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queens University and a Master of Business Administration from Schulich School of Business of York University.

74	Brookfield Business Corporation

Michael Warren. Mr. Warren is Managing Director of Albright Stonebridge Group, part of Dentons Global Advisors. Mr. Warren serves on the boards of a number of institutional investors. He is a Trustee of the District of Columbia Retirement Board, D.C.’s public pension fund, where he served two terms as Chairman and currently serves as Vice Chair of the Investment Committee. He serves on the Board of Trustees of the Commonfund, a Connecticut-based institutional investment firm that manages $24 billion in assets. In 2010, Mr. Warren was appointed by President Obama to serve as a member of the Board of Directors of the Overseas Private Investment Corporation (OPIC), the U.S. development finance institution, where he chairs the Audit Committee. Mr. Warren graduated from Yale University and from Balliol College, University of Oxford, where he was a Rhodes Scholar. He serves on the Yale School of Management’s Board of Advisors and on the Yale President’s Council for International Activities.
Patricia Zuccotti. Ms. Zuccotti is a director of Brookfield Renewable Partners L.P., where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Our Management
The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our operating segments which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	56	33	23	Chief Executive Officer
Jaspreet Dehl	45	23	11	Chief Financial Officer
Set forth below is biographical information for Mr. Madon and Ms. Dehl.
Cyrus Madon. Mr. Madon is a Managing Partner of Brookfield Asset Management, Head of Brookfield’s Private Equity Group and Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the U.K.
Jaspreet Dehl. Ms. Dehl is the Chief Financial Officer of our company. Ms. Dehl is also a Managing Partner of Brookfield Asset Management. Since joining Brookfield in 2011, Ms. Dehl has held a number of senior finance positions, including within Brookfield’s Private Equity Group and in Brookfield’s Private Funds Group. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Services practice at Deloitte, specializing in corporate restructuring services and transaction execution services to private equity clients. Ms. Dehl is a Chartered Professional Accountant and holds a bachelor’s degree in economics from Wilfrid Laurier University.
6.B. COMPENSATION
Except for the non-overlapping directors, the directors of our company also serve as directors of the general partner of the partnership. Each overlapping director (other than Mr. Jeffrey Blidner) receives an annual retainer of $15,000 for serving on the board of the company (in addition to the $150,000 each director is paid for serving as a director of the general partner of the partnership). The general partner of the partnership does not pay any compensation in connection with Mr. Blidner’s board service. The chair of the audit committee receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), and the lead independent director of the partnership receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director).

Brookfield Business Corporation	75

The non-overlapping directors who will not serve as a director of the general partner of the partnership will receive an annual retainer of $165,000 for their service on the board and its committees, and reimbursement of expenses incurred in attending meetings.
Our company currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B., “Related Party Transactions - Management Services”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals including the Brookfield employees identified in the table under Item 6.A., “Directors and Senior Management”, are not compensated by our group or the general partner of the partnership. Instead, they continue to be compensated by Brookfield.
Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to the general partner of the partnership, our group or any of our group’s subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.
6.C. BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our company’s board, including matters relating to the size, independence and composition of our board the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are intended to mirror the practices of the partnership and are governed by our company’s articles and policies adopted by our board of directors. Our company’s board is responsible for exercising the management, control, power and authority of our company except as required by applicable law or the articles. The following is a summary of certain provisions of articles and policies that affect our company’s governance.
Size, independence and composition of the board of directors
The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to the articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE. Our company’s board mirrors the board of the general partner of the partnership, except that there are two additional non-overlapping board members who will assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. David Court and Michael Warren will initially serve as the non-overlapping members of the board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 until his resignation in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI-61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Lead independent director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with shareholders or other stakeholders of our company.
Shareholders and other interested parties may communicate with any member of the board, including its chair, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.

76	Brookfield Business Corporation

Term Limits and Board Renewal
The governance and nominating committee reviews and assesses the qualifications of candidates to join the board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the board and the need for renewal and fresh perspectives.
The board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the board can help us adapt to a changing business environment.
As such, our governance and nominating committee reviews the composition of the board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate.
Board of Directors Diversity Policy
We have adopted a board diversity policy and are committed to enhancing the diversity of the board. The diversity policy is informed by our company’s and the partnership’s deep roots in many global jurisdictions and belief that our board of directors should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.
All board of director appointments will be based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic background influences succession planning and is a criterion in adding new members to our board of directors. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The governance and nominating committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The Board has an ongoing gender diversity target of ensuring at least two independent directors are women.
Of our nine (9) directors, seven (7) are independent, two (2) are female (each of whom is an independent director). Accordingly, 22% of such directors are women, and women represent 29% of such independent directors.
Election and removal of directors
The board is elected by the shareholders and each of the current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board may be filled and additional directors may be added by a resolution of the shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders. A director will be automatically removed from the board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. Brookfield Business Partners, through its ownership of class B shares, will have a 75% voting interest in our company and will be able to control the election and removal of directors serving on the board.
Action by the board of directors
Our board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our board of directors will hold a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Brookfield Business Corporation	77

Transactions requiring approval by the governance and nominating committee
Our company’s independent directors have approved a conflicts management policy which addresses the approval requirement and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:
•the dissolution of our company;
•any material amendment to the Master Services Agreement, the partnership’s limited partnership agreement, Holding LP’s limited partnership agreement or the articles of our company;
•any material service agreement or other arrangement pursuant to which Brookfield is paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
•acquisitions by our company from, and dispositions by our company to, Brookfield;
•co-investments by our company with Brookfield;
•approval of the protocol governing the allocation of employees between our company and the Service Providers;
•any other material transaction involving our company and Brookfield (including the partnership); and
•termination of, or any determinations regarding indemnification under, the Master Services Agreement.
Our company’s conflicts management policy requires certain transactions including those described above to be approved by a majority of our company’s independent directors. Pursuant to our conflicts management policy, independent directors may grant approvals for any such transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby.
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.
Transactions in which a director has an interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board. Such disclosure may take the form of a general notice given to the board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our company at the time it is approved.
Transactions requiring shareholder approval
Shareholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable corporate laws, securities laws and stock exchanges rules.
Corporate Governance Disclosure
The board encourages sound corporate governance practices designed to promote the well-being and ongoing development of our company, including advancing the best interests of our company.
The board is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board is also of the view that these policies and practices are consistent with the requirements of the NYSE and the applicable provisions under the Sarbanes-Oxley Act.

78	Brookfield Business Corporation

Board of Directors
Mandate of the Board of Directors
The board oversees the management of our company’s affairs directly and through two existing standing committees. The responsibilities of the board and each committee are set out in written charters, which are reviewed and approved annually.
In fulfilling its mandate, the board is, among other things, responsible for the following:
•assessing the principal risks of our company’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•reviewing and approving the reports issued to the shareholders, including annual and interim financial statements; and
•promoting the effective operation of the board.
Meetings of the Board of Directors
The board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. The board is responsible for its agenda. Prior to each board meeting, the chair of the board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.
Other Directorships
The following directors of our company are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to our company and the general partner of the partnership:
•Jeffrey Blidner: Brookfield Asset Management Inc., and the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation), and Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation);
•David Court: Canadian Tire Corporation;
•Stephen Girsky: Clarios International, Inc. and Nikola Motor Company;
•David Hamill: Dalrymple Bay Infrastructure Management Pty Ltd.;
•Michael Warren: Walker & Dunlop, Inc. and Maximus Inc.; and
•Patricia Zuccotti: Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation).
Director Orientation and Education
New directors are provided with comprehensive information about our company and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.
The board receives annual operating plans for each of our strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of our various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our affiliates. Directors are regularly briefed to help better understand industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
Director Expectations
The board has adopted a Charter of Expectations for Directors, which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations our company places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.

Brookfield Business Corporation	79

A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of its affiliates is required to disclose the nature of his or her interest to the full board. Directors are also expected to submit their resignations to the Chair of the board if they have been absent without leave from three consecutive meetings of the board or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the company or their ability to serve as director.
Committees of the Board of Directors
The board believes that its committees assist in the effective functioning of the board and help ensure that the views of independent directors are effectively represented.
The board has two committees:
•the audit committee; and
•the governance and nominating committee.
The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the board. Special committees may be formed from time to time as required to review particular matters or transactions. Our company will not have a compensation committee as compensation will be determined by Brookfield, as employer of the personnel who carry out the management and activities of our infrastructure business. While the board retains overall responsibility for corporate governance matters, the audit committee and the governance and nominating committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.
Audit Committee
The board is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee is responsible for assisting and advising the board with matters related to:
•accounting and financial reporting processes;
•the integrity and audits of our company’s financial statements;
•compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of our company’s independent accountants.
The audit committee is also responsible for engaging our company’s independent accountants, reviewing the plans and results of each audit engagement with such independent accountants, approving professional services provided by such independent accountants, considering the range of audit and non-audit fees charged by such independent accountants and reviewing the adequacy of our company’s internal accounting controls.
The board has adopted a written policy on auditor independence, or the pre-approval policy. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the audit committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:
•bookkeeping or other services related to our company’s accounting records or financial statements;
•financial information systems design and implementation;
•appraisal or valuation services, fairness opinions or contribution-in-kind reports;
•actuarial services;
•internal audit outsourcing;
•management functions or human resources;
•broker/dealer, investment adviser, underwriting, securities, or investment banking services
•legal services and expert services unrelated to the audit; and
•certain tax services.

80	Brookfield Business Corporation

The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.
The audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.
Governance and Nominating Committee
The board is required to establish and maintain at all times a governance and nominating committee that operates pursuant to a written charter. The governance and nominating committee is required to consist of a majority of independent directors.
The governance and nominating committee has approved a conflicts management policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions.
The governance and nominating committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our company’s shareholders. The governance and nominating committee is also responsible for assisting and advising the board with respect to matters relating to the general operation of the board, the governance of our company and the performance of its board and individual directors. The governance and nominating committee is also responsible for reviewing and making recommendations to the board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.
Board of Directors, Committees and Director Evaluation
The board believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the governance and nominating committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The chair of the board also holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.
Board of Directors and Management Responsibilities
The board has developed a written position description for the chair, which sets out the chair’s key responsibilities, including duties relating to chairing board meetings, setting board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.
The board has also developed a written position description for each of the chair of the audit committee and the chair of the governance and nominating committee which sets out key responsibilities, including, as applicable, duties relating to reviewing and approving the agenda for each committee meeting, presiding over all committee meetings, consulting or meeting with the chair or others as part of the agenda and meeting preparation process, reporting to the board on committee activities and presenting recommendations on matters requiring board approval.
The board has also developed a written position for the lead independent director of our company which sets out key responsibilities, including duties relating to corporate governance matters, the activities of the other independent directors, consulting and communicating directly with shareholders of our company and other stakeholders when appropriate, chairing private sessions of independent directors following every board meeting, and calling meetings of independent directors if necessary.
The board has also developed a written position description for the chief executive officer which sets out the key responsibilities of the chief executive officer, including duties relating to managing the business and affairs of our company, presenting a business plan to the board for approval annually, establishing and maintaining risk assessment processes and procedures, proposing operating plans to the board annually, and acting as a primary spokesperson for our company.

Brookfield Business Corporation	81

Code of Business
Our board of directors has adopted a Code of Business, which incorporates a Positive Work Environment Policy and provides guidelines to ensure that all employees, including directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code of Business to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code of Business throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code of Business through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The audit committee is to be notified of any significant reports of activities that are not consistent with the Code of Business by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the governance and nominating committee and/or the board of such reports.
The board promotes the highest ethical business conduct. The board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.
Personal Trading Policy
Brookfield has adopted a personal trading policy, or the Brookfield Trading Policy, that applies to directors and employees of Brookfield and its controlled public affiliates, including the partnership and our company. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and our company and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and our company. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Our company intends to adopt a personal trading policy substantially similar to the Brookfield Trading Policy that will apply to the directors and officers of our company and our subsidiaries.
Indemnification and Limitations on Liability
Articles
Under our articles and subject to the BCBCA, our company is required to indemnify each individual (each an “eligible party”) who is or was a director or officer of our company and each individual who is or was a director or officer of an affiliate of our company and such individual’s heirs and legal personal representatives against all judgments, penalties and fines to which such person is or may be liable, and our company must, after the final disposition of a proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
Subject to any restrictions in the BCBCA, our company may agree to indemnify and may indemnify any person (including an eligible party) against judgments, penalties and fines and pay expenses incurred in connection with the performance of services by that person for our company.
Insurance
Our company has the benefit of insurance coverage under which the directors are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our company, including certain liabilities under securities laws.

82	Brookfield Business Corporation

Compensation
Except for the non-overlapping directors, the directors of our company also serve as directors of the general partner of the partnership. Such overlapping directors will receive an annual retainer of $15,000 for their service on the board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors receive an annual retainer of $125,000 for serving on the board of the general partner of the partnership. The members of the audit committee, including the chair of the audit committee, receive an additional $10,000 per year for serving in such positions. The chair of the audit committee also receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), and the lead independent director of the partnership receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director). Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of our company or the general partner of the partnership.
The non-overlapping directors who will not serve as a director of the general partner of the partnership will receive an annual retainer of $140,000 for their service on the board and its committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the governance and nominating committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
The company does not have any employees, other than employees of our operating subsidiaries. Our group has entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arranges for other service providers to provide day-to-day management and administrative services for our group and the other Service Recipients.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals will not be compensated by our company. Instead, they will continue to be compensated by Brookfield.
Director Share Ownership Requirements
We believe that the directors of our company can better represent our shareholders if they have economic exposure to our company themselves. We expect that directors hold sufficient exchangeable shares and/or units of the partnership such that the acquisition costs of our exchangeable shares or units of the partnership held by such directors, in the aggregate, meets the Ownership Requirement, which is equal to at least two times their aggregate annual retainer for serving as a director of our company or the general partner of the partnership, as applicable, as determined by the board from time to time.
Directors are required to purchase our exchangeable shares and/or units of the partnership on an annual basis with an acquisition cost equal to not less than 40% of their aggregate annual retainer until the Ownership Requirement has been met. Our directors are required to achieve the Ownership Requirement within five years of joining the board (or the board of directors of the general partner of the partnership). In the event of an increase in the aggregate annual retainer, directors will have two years following the date of the change in the aggregate annual retainer to comply with the Ownership Requirement. In the case of directors who have served on the board (or the board of the general partner of the partnership) less than five years at the date of the change in the aggregate annual retainer, such directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in the aggregate annual retainer.

Brookfield Business Corporation	83

Management Diversity
Our company is externally managed by the Service Providers, and accordingly, our company does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Providers are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. The Service Providers’ focus begins at recruitment, continues in leadership training programs, diversity is woven into our policies and procedures, and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, the Service Providers also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities. To further our progress in this area, Brookfield has created an internal Global Diversity Advisory Group. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.
6.D. EMPLOYEES
Our company does not have any employees. Our company has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
As at December 31, 2021, our consolidated operating companies had approximately 35,000 employees, including approximately 9,000 employees in our infrastructure services segment, approximately 20,000 in our business services segment, and approximately 6,000 employees in our industrials segment. Our employees are primarily based in the U.S. (15%), Brazil (18%), the U.K. (4%), Europe (7%), and Australia (54%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
6.E. SHARE OWNERSHIP
Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our exchangeable shares representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 73,008,085 exchangeable shares of our company outstanding. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield, who beneficially owns or controls or directs, directly or indirectly, more than 5% of our units on a fully exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at March 15, 2022, 6,388 of our outstanding exchangeable shares were held by holders of record in the U.S., not including exchangeable shares of our company held of record by DTC. As at March 15, 2022, DTC was the holder of record of 9,444,576 exchangeable shares.
As at March 15, 2022, 46,930,451 of our outstanding exchangeable shares were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 15, 2022, CDS was the holder of record of 16,703,764 exchangeable shares.

84	Brookfield Business Corporation

The following table presents information regarding the beneficial ownership of our exchangeable shares, as at March 15, 2022, by each person or entity that beneficially owns 5% or more of our exchangeable shares.

	Exchangeable Shares Beneficially Owned (1)(2)(3)
Name and Address	Number	Percentage
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	47,244,877	64.7%	(1)
____________________________________
(1)Brookfield holds the exchangeable shares it beneficially owns through wholly-owned subsidiaries. BAM Class B Partners Inc., or BAM Partners, is the trustee of a trust established under the laws of Ontario, or the BAM Partnership, which is the sole owner of all of the class B limited voting shares of Brookfield, or the BAM Class B Shares. The BAM Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield and, as such, BAM Partners may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the exchangeable shares held by Brookfield. Therefore, BAM Partners may be deemed to have indirect beneficial ownership of the exchangeable shares held by Brookfield. However, BAM Partners and the BAM Partnership expressly disclaim beneficial ownership of such exchangeable shares.
(2)Brookfield acquired the exchangeable shares set forth below in connection with completion of the special distribution. Immediately prior to the special distribution, the partnership held all of the exchangeable shares.
(3)The percentages shown are based on 73,008,085 exchangeable shares outstanding as of March 15, 2022.
7.B. RELATED PARTY TRANSACTIONS
Brookfield
Brookfield is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale, multifaceted transactions across a wide spectrum of sectors and geographies.
As a leading global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional partners.
We believe that our ongoing relationship with Brookfield provides us and Brookfield Business Partners with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
Relationship Agreement
The partnership, Holding LP, the Holding Entities, the Service Providers and Brookfield have entered into the Relationship Agreement, which governs aspects of the relationship among them. Our company, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that our group serves as the flagship public company for its services and industrial operations and the primary entity through which Brookfield owns and operates these businesses on a global basis.

Brookfield Business Corporation	85

An integral part of our group’s strategy is to pursue acquisitions through consortium arrangements with institutional partners, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that our group operates and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. Brookfield has agreed that it will offer our group the opportunity to take up Brookfield’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition of services and industrial operations that are suitable for us, subject to certain limitations. Our group expects to invest in and/or alongside funds created, managed and sponsored by Brookfield. To the extent that our group invests in or alongside funds created, managed or sponsored by Brookfield, our group may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of our group’s capital that is comparable to the base management fee payable pursuant to our Master Services Agreement. In this case, the base management fee payable for each quarter pursuant to the Master Services Agreement generally will be reduced on a dollar-for-dollar basis by our group’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The payment of base management fees under such other arrangements will not have any impact on the incentive distribution amount that Brookfield may be entitled to receive from Holding LP. Brookfield may be entitled to performance or incentive distributions in respect of funds created, managed or sponsored by Brookfield, and we may invest in or alongside such funds. To the extent that any Holding Entity or any operating business pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions payable in respect of our group’s Special LP Units will be reduced in an equitable manner to avoid duplication of distributions; however, any such comparable performance or incentive distribution will not result in a reduction to the base management fee payable pursuant to the Master Services Agreement.
Under the terms of the Relationship Agreement, the partnership, Holding LP and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.
Our group’s ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to our group and our group’s ability to take advantage of opportunities is subject to a number of limitations such as our group’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our group’s strategy, limitations arising from the tax and regulatory regimes that govern our group’s affairs and certain other restrictions. Under the terms of the Relationship Agreement, the partnership, Holding LP and the Holding Entities have acknowledged and agreed that, subject to providing our group the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. The partnership, Holding LP and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our group’s objectives or may acquire services and industrial operations that could be considered appropriate acquisitions for our group, and that Brookfield may have financial incentives to assist those other entities over our group. If any of the Service Providers determines that an opportunity is not suitable for our group, Brookfield may still pursue such opportunity on its own behalf. The partnership, Holding LP and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities businesses; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes services and industrial operations provided that the original purpose of the investment was not to acquire a controlling interest in such services and industrial operations; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute services and industrial operations. See above under Item 3.D., “Risk Factors - Risks Relating to Our Relationship with Brookfield and Brookfield Business Partners”.

86	Brookfield Business Corporation

Due to the foregoing, our group expects to compete from time to time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our group’s business. This includes not only the allocation of acquisition opportunities but also the allocation of capital investment (e.g., co-investment) within such opportunities. Brookfield allocates co-investment opportunities on a case-by-case basis as they arise. Brookfield may, without notice to us, determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain other affiliates of Brookfield or other third parties pursuant to contracts or informal arrangements with such persons. For example, under one of these arrangements Brookfield may offer an initial priority allocation of each co-investment opportunity located outside of the United States and Canada to certain person(s), without making the opportunity to co-invest in such transaction available to us. In such a scenario, we would be less likely to be offered co-investment opportunities outside of the United States and Canada (or may be offered lesser amounts of such co-investment opportunities) than we might otherwise have received in the absence of such arrangements. In sum, we do not have any contractual or other right with respect to co-investment opportunities and should not expect that we will be offered any co-investment opportunities except in the sole discretion of Brookfield.
In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide our group with acquisition opportunities, as described above.
Pursuant to the Relationship Agreement, Brookfield has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
•voted in favor of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held; and
•voted in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets; (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (iv) any issuance of shares, units or other securities, including debt securities; or (v) any commitment or agreement to do any of the foregoing.
For these purposes, the relevant entity may maintain, from time to time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.
Under the Relationship Agreement, the partnership, Holding LP and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to our group for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.
Management Services
The Service Providers currently provide to our group management services pursuant to the Master Services Agreement. In addition, Brookfield and its affiliates also provide management services to certain of our group’s operating subsidiaries. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP Limited Partnership Agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services.

Brookfield Business Corporation	87

Other Services and Arrangements
Brookfield may provide to our company services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See below under Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Rights Agreement
Brookfield entered into the Rights Agreement with the rights agent pursuant to which Brookfield has agreed that, until the fifth anniversary of the distribution date, upon an exchange of exchangeable shares, if our company has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfy, the obligations pursuant to our articles to exchange such exchangeable shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. Under the Master Services Agreement, so long as Brookfield is a party to the Rights Agreement, Brookfield shall have a consent right prior to the issuance by our company of any exchangeable shares, subject to certain exceptions.
Appointment of Rights Agent; Term
The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the exchangeable shares. Pursuant to and subject to the terms and conditions set forth in our articles, a holder of exchangeable shares may request to exchange each exchangeable share, or subject exchangeable share, for one unit per exchangeable share held (subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our group — see Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchange by Holder - Adjustments to Reflect Certain Capital Events” below). Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, such unit or cash amount. Pursuant to the Rights Agreement, Brookfield has agreed that, in the event that, on the applicable specified exchange date with respect to any subject exchangeable shares, (i) our company has not satisfied its obligation under our articles by delivering the unit or cash amount and (ii) the partnership has not, upon its election in its sole and absolute discretion, acquired such subject exchangeable share from the holder thereof and delivered the unit or cash amount, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such subject exchangeable shares for the unit amount or the cash amount. The holders of exchangeable shares have a right to receive the unit amount or the cash amount in such circumstances, which we refer to as the secondary exchange rights.
The secondary exchange rights are a part of the terms of the exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the exchangeable shares. The obligations of the rights agent under the Rights Agreement became effective on the distribution date.
This Rights Agreement will terminate on the fifth anniversary of the distribution date, unless otherwise terminated pursuant to its terms as described below.
As at the date of the Rights Agreement, Brookfield represents and warrants that Brookfield has the financial capacity to pay and perform its obligations under the Rights Agreement.
Satisfaction of Secondary Exchange Rights
In accordance with the Rights Agreement, Brookfield has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in our articles. The rights agent has agreed to establish a collateral account, and Brookfield will contribute an amount of cash or securities in accordance with the Rights Agreement (as further described below) in order to enable the rights agent to exchange subject exchangeable shares for the cash amount or the unit amount in accordance with the Rights Agreement.

88	Brookfield Business Corporation

In accordance with our articles, our company is required to deliver a notice, or the company notice, to the rights agent and Brookfield on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject exchangeable shares have been satisfied. The company notice must set forth the unit amount and the cash amount for such subject exchangeable shares and any necessary wire transfer or other delivery instructions. Brookfield may provide notice to the rights agent by the business day immediately following receipt of the company notice, providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount. If the rights agent has not received such notice from Brookfield, the rights agent must exchange the subject exchangeable shares for a number of units held in the collateral account equal to the unit amount and promptly, and in any event within two (2) business days, deliver such units from the collateral account to the holder of the subject exchangeable shares. If there are not enough units in the collateral account to satisfy the unit amount with respect to one or more of such subject exchangeable shares, the rights agent will exchange such subject exchangeable shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject exchangeable shares.
If the holder of subject exchangeable shares has not received the units amount or the cash amount by the specified exchange date, the holder of subject exchangeable shares may deliver, or cause to be delivered, a notice, or the exchanging exchangeable shareholder notice, to the rights agent and Brookfield. The exchanging exchangeable shareholder notice must set forth the number of such subject exchangeable shares and any necessary wire transfer or other delivery instructions and be in a format that is acceptable to the rights agent. As promptly as practicable and in an event on or prior to the next business day following receipt of the exchanging exchangeable shareholder notice, Brookfield will provide notice to the rights agent (i) setting forth the unit amount and the cash amount for such subject exchangeable shares and (ii) either (a) providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject exchangeable share. Brookfield is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second business day following receipt by the rights agent of such instruction by Brookfield, the exchanging exchangeable shareholder notice and the subject exchangeable shares, the rights agent will exchange such subject exchangeable shares for the unit amount from the collateral account or, if there are not enough units in the collateral account, for the cash amount from the collateral account.
With respect to any exchange of subject exchangeable shares, Brookfield may elect to instruct the rights agent to exchange the subject exchangeable shares for the cash amount. If Brookfield makes such an election and there is not a sufficient amount of cash in the collateral account, Brookfield must deposit the required amount into the collateral account simultaneously with such election.
In connection with the exercise by a holder of the secondary exchange right with respect to any subject exchangeable shares held through the Depository Trust Company, or DTC, such holder will deliver to the rights agent such subject exchangeable shares pursuant to DTC’s applicable procedures. In addition, such holder will deliver to the rights agent via e-mail on the business day prior to delivery of such subject exchangeable shares a copy of the exchanging exchangeable shareholder notice, if applicable.
Receipt of Subject Exchangeable Shares; Withholding
Holders of subject exchangeable shares will deliver such shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject exchangeable shares, the holder of such subject exchangeable shares will not be entitled to exercise its secondary exchange rights with respect to such shares. Each holder of subject exchangeable shares will pay to Brookfield the amount of any tax withholding due upon the exchange of such shares and, in the event Brookfield elects to acquire some or all of the subject exchangeable shares in exchange for the cash amount, will authorize Brookfield to retain a portion of the cash amount to satisfy tax withholding obligations. If Brookfield elects to acquire some or all of the subject exchangeable shares in exchange for the unit amount, Brookfield may elect to either satisfy the amount of any tax withholding by retaining units with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by Brookfield, which amounts will be treated as a loan by Brookfield to the holder of the subject exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
Units Record Date
Each former holder of subject exchangeable shares who receives the unit amount is deemed to have become the owner of the units as of the date upon which such subject exchangeable shares are duly surrendered in accordance with the Rights Agreement.

Brookfield Business Corporation	89

Collateral Account
Brookfield has established one or more non-interest bearing trust accounts to be administered by the rights agent, or the collateral account(s). At all times on and after the date of issuance of any exchangeable shares by our company, Brookfield will ensure that the aggregate of (i) the units in or issuable pursuant to any convertible securities in the collateral account, or the collateral account unit balance, and (ii) the number of units equal to the aggregate amount of cash in the collateral account divided by the value of a unit, or the collateral cash balance and, together with the collateral account unit balance, the collateral account balance, will at all times be equal to or exceed the number of units that is equal to the product of the total number of exchangeable shares outstanding (excluding those owned by Brookfield or its affiliates) multiplied by the conversion factor in accordance with our articles, or the required collateral account balance.
If the collateral account balance is at any time less than the required collateral account balance, Brookfield will, within two (2) business days, deposit or cause to be deposited into the collateral account either (i) a number of units or any security convertible into or redeemable for units (other than exchangeable shares), or the unit convertibles, or (ii) an amount of cash or cash equivalents, in each case in an amount necessary to cause the collateral account balance to be at least equal to the required collateral account balance. To the extent that conversion or redemption of a unit convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties will be borne by Brookfield or its affiliates, and must either be satisfied directly by Brookfield or such affiliates or will be deemed to reduce the collateral account balance. Brookfield must keep the rights agent informed of the collateral account balance and the required collateral account balance in writing on a regular basis, and must inform the rights agent in writing within two (2) business days of any change in the collateral account balance or the required collateral account balance for any reason, including as a result of an adjustment to the conversion factor pursuant to our articles.
Brookfield and its affiliates will not be entitled to withdraw any unit or unit convertible from the collateral account, except (i) if the collateral account balance exceeds the required collateral account balance, either as a result of a change in the conversion factor pursuant to our articles or a decrease in the number of exchangeable shares outstanding (excluding exchangeable shares held by Brookfield or its affiliates) or (ii) upon the deposit by Brookfield or its affiliates of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the units withdrawn.
If the collateral account contains any amount of cash in lieu of units, such cash amount is required to be no less than the product of the required collateral account balance minus the collateral account unit balance, multiplied by one hundred and twenty-five percent (125%) of the value of a unit, or the required collateral account cash balance. If at any time the collateral account cash balance is less than the required collateral account cash balance, Brookfield will within two (2) business days cause to be deposited cash or cash equivalents in the collateral account in an amount sufficient to cause the collateral account cash balance to be at least equal to the required collateral account cash balance.
Brookfield and its affiliates will not be entitled to withdraw any cash or cash equivalents from the collateral account, except (i) to the extent the collateral account cash balance is greater than one hundred and twenty percent (120%) of the required collateral account cash balance or (ii) upon the deposit in the collateral account of a corresponding number of units or unit convertibles.
Registration of Units
Brookfield has agreed that if a shelf registration statement has not been effective for five (5) consecutive business days with respect to all of the units in the collateral account, including units issuable from time to time upon conversion of or redemption for unit convertibles, and the transfer of such units from the collateral account to a holder of subject exchangeable shares, Brookfield will cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all units (including units issuable from time to time upon conversion of or redemption for unit convertibles) held in the collateral account at such time; provided, however, no such deposit is required to the extent all of the units in the collateral account, including units issuable from time to time upon conversion of or redemption for unit convertibles, and the transfer of such units from the collateral account to a holder of subject exchangeable shares, are registered under an effective shelf registration statement.
Under Canadian securities laws, the special distribution prospectus qualified the delivery by Brookfield of units to holders of exchangeable shares in connection with the secondary exchange rights. The partnership has been granted relief from the requirements of MI 61-101 for any related party transactions of the partnership and its subsidiaries with our company, and our company has been granted relief from the requirements of MI 61-101 for any related party transactions of our company with the partnership or any of its subsidiaries.

90	Brookfield Business Corporation

Termination or Amendment
The Rights Agreement will terminate automatically on the earliest of (i) the date on which there are no exchangeable shares outstanding, other than exchangeable shares owned by Brookfield or its affiliates and (ii) the fifth anniversary of distribution date. Brookfield may not, without the affirmative vote of holders of at least two-thirds (2∕3rds) of the outstanding exchangeable shares not held by Brookfield, voting as a class, and the approval of a majority of the independent directors of our company, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement. After the expiry of the Rights Agreement, holders of exchangeable shares will continue to have all of the rights provided for in our company’s articles but will no longer be entitled to rely on the secondary exchange rights.
Registration Rights Agreement
Our company, the partnership and Brookfield have entered into a registration rights agreement, or the Registration Rights Agreement, comparable to the registration rights agreement previously existing between Brookfield and the partnership. Under the Registration Rights Agreement, our company agrees that, upon the request of Brookfield, our company will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of our exchangeable shares held by Brookfield. In the Registration Rights Agreement, we agree to pay expenses in connection with such registration and sales and indemnify Brookfield for material misstatements or omissions in the registration statement.
Incentive Distributions
Brookfield is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 52% interest in Holding LP through Managing General Partner Units held by the partnership. As a result of holding Special LP Units, Brookfield is entitled to receive from Holding LP incentive distributions calculated as (A) 20% of the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the “incentive distribution threshold”, which as of December 31, 2021 was $47.30, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by (B) the number of units and other economically equivalent securities of the Service Recipients (which includes our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of the units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of the units on the principal stock exchange for the units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in the market value of the units during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by Brookfield from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “incentive distribution threshold” is exceeded. The incentive distribution threshold will be adjusted in accordance with Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for Brookfield to manage our group in a way that helps us achieve our group’s goal of creating value for our shareholders and the partnership’s unitholders through capital appreciation while providing a modest distribution yield.
During the fourth quarter of 2021, the volume weighted average price per unit was $47.30, which was above the previous incentive distribution threshold of $44.64, resulting in an incentive distribution of $78 million for the quarter. For the year ended December 31, 2021, the total incentive distribution was $157 million. In order to account for the dilutive effect of the special distribution, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) exchangeable share for every two (2) units. Accordingly, based on the current incentive distribution threshold of $47.30 per unit, the resulting new incentive distribution threshold is $31.53. In addition, when calculating the market value of the units for the first quarter of 2022, all trading data prior to the date of the special distribution will be reduced by one-third in order to account for the dilutive effect of the special distribution.
Our company is responsible for reimbursing Holding LP for its proportionate share of the base management fee but is not be required to reimburse Holding LP for any portion of any incentive distributions. Our company’s proportionate share of the base management fee is calculated on the basis of the value of our company’s business relative to that of the partnership. See also Item 7.B., “Related Party Transactions - Management Services”. As noted above, our company was established to provide an economic return equivalent to units of the partnership and, accordingly, our exchangeable shares are treated as if they trade equivalently to units for purposes of calculating the amount payable as incentive distributions. Brookfield Business Partners may in the future revisit the manner in which incentive distributions are calculated, including if the trading prices of the units and our exchangeable shares diverge.

Brookfield Business Corporation	91

Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our articles and other arrangements with Brookfield. See Item 7.B., “Related Party Transactions - Management Services” and Item 6.C., “Board Practices - Indemnification and Limitations on Liability”.
Licensing Agreement
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement that Brookfield Business Partners has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.
The Licensing Agreement may be terminated by Brookfield Business Partners upon thirty (30) days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of the Master Services Agreement or with respect to any licensee upon thirty (30) days’ prior written notice of termination if any of the following occurs:
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of thirty (30) days after written notice of termination of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
A termination of the Licensing Agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensee.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with the partnership pursuant to which Brookfield agreed to subscribe for up to $1 billion of 6% perpetual preferred equity securities of our company, the partnership, or the group’s respective subsidiaries. Proceeds will be available for our company or the partnership to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause our company or the partnership to redeem certain preferred securities at par to the extent that our company or the partnership have available cash, including any net proceeds received by our company or the partnership from any issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Other Transactions with Brookfield
From time to time, Brookfield and its related entities may purchase securities offered by our group.

92	Brookfield Business Corporation

Conflicts of Interest and Fiduciary Duties
As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors, geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our group’s clients) investment and asset management activities. As such, our group’s organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our group and our group’s securityholders, on the one hand, and Brookfield and/or other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), clients’ (including our group’s) on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our group). The discussion below sets out certain of these conflicts of interest but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and (B) with a conflicts management policy that has been approved by our directors that are independent of Brookfield, and the directors of the partnership’s general partner that are independent from Brookfield. The conflicts management policy was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. As it is not possible to predict all of the types of conflicts that may arise, the conflicts management policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third party validation and approvals. The policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favorable to us, the Brookfield Accounts in which we invest or our shareholders.
As described elsewhere herein, our group may pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this section to our group’s acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts.
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for our group and to allocate such opportunities among our group, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our group’s investment mandate, including Brookfield Accounts that invest in business services, industrial operations and related assets, and in which our group generally expects to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our shareholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to our group) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, infrastructure, renewable power or technology-focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them, including other Brookfield Accounts that invest in business assets and in which we generally expect to be a significant investor such as Brookfield Capital Partners V and our Brookfield Special Investments program. In addition, Brookfield has provided, and will in the future provide (without notice to our group’s securityholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not us) or to other persons pursuant to contractual or other arrangements. As a result, in certain cases,, Brookfield Accounts will compete with, or have priority over, our group in respect of investment opportunities, and opportunities that would otherwise be suitable for our group will not be made available to our group, our group will receive a smaller allocation of such opportunities than would otherwise have been the case, or our group may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).

Brookfield Business Corporation	93

The question of whether a particular opportunity is suitable and/or appropriate for our group, and to the extent it is the amount of such opportunity to be allocated to our group, is highly subjective and will be made in Brookfield’s sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our group’s investments and related operations); (ii) the amount of capital available for investment; (iii) principles of diversification of assets (including whether our group will participate in the opportunity through our group’s investment in Brookfield Accounts); (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our group; (v) the nature of potential acquirers upon disposition; (vi) our expected future capacity; (vii) cash and liquidity needs (including our group’s interest in preserving capital in order to secure other opportunities and/or to meet other obligations); (viii) the availability of other appropriate or similar investment opportunities (including other opportunities that our group may be pursuing or otherwise considering at the relevant time); and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). The factors considered by Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. As a result, there are likely to be differences in the overall performance of our group, Brookfield and Brookfield Accounts that have overlapping investment mandates.
In allocating investment opportunities among our group, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our group), Brookfield will face certain potential conflicts of interest between the interests of our group, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our group, where Brookfield is entitled to higher fees from Brookfield Accounts than from our group, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our group’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.
Allocation of Broken-Deal Expenses. Our group will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisors (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our group, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

94	Brookfield Business Corporation

Co-Investment Opportunities and Expenses. Because of the scale of typical services and industrial operations acquisitions, our group offers portions of certain acquisition opportunities for co-investment. In addition, because our group’s strategy includes completing acquisitions through Brookfield Accounts, our group will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, our group expects to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity, us and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for us or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to us or the relevant Brookfield Account. Brookfield may determine, on behalf of our company, that our company will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign our right to participate in a co-investment opportunity to any other individual or entity. In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to our company and other similarly situated investors) pursuant to contracts or other arrangements with such investor or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which such investor or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
In our group’s capacity as a co-investor, our group will typically bear its pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our group’s co-investments and, in certain cases, our group may be required to pay our group’s pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by our group (in connection with co-investment opportunities that our group offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro rata portion of which will be borne by our group through our group’s investment in the Brookfield Account.
Other Activities of Our Investment Personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for our group are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for our group, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to our group. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our group or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Related-Party Investor (as defined below)).
Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.

Brookfield Business Corporation	95

Investments by Brookfield Personnel. Brookfield Personnel are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for our group. To reduce the possibility of (i) potential conflicts between our group’s investment activities and those of Brookfield Personnel and (ii) our group being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our group’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.
Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that we and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside us and other Brookfield Accounts. There is no formal informational barrier between the Related-Party Investor and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially adversely affect our group’s (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our group’s (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among other things, in connection with the allocation of investment opportunities and the timing of execution of investments.
Warehousing Investments. From time to time, Brookfield will “warehouse” certain investments on our group’s behalf, i.e., Brookfield will make an investment on our behalf and transfer it to our group at a later date at cost, plus a pre-agreed interest rate, after our group has raised sufficient capital, including financing to support the acquisition. Similarly, from time to time our group will warehouse one or more investments for a Brookfield Account which our group is invested (or expects to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and our group cannot find another buyer for the investment, our group would be forced to retain the investment, the value of which may have increased or declined.
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our group’s conflicts policy, our group may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of our independent directors and/or the directors of the general partner of the partnership that are independent of Brookfield and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, and there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favorable to our group as a party to any such transaction.

96	Brookfield Business Corporation

Terms of an Investment by Our Company May Benefit or Disadvantage Brookfield or a Brookfield Account. In making decisions with regard to certain potential investments by our group (or by a Brookfield Account in which our group is invested), Brookfield faces certain conflicts of interest between the interests of our group (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Related-Party Investor and/or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our group. Subject to applicable law and our group’s conflicts policy, Brookfield from time to time causes our group to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Related-Party Investor or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Related-Party Investor or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time our group makes debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our group invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our group, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, our group may pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Related-Party Investor or a Brookfield Account is invested, which results in a benefit to Brookfield, the Related-Party Investor or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Related-Party Investor’s or a Brookfield Account’s profitability, Brookfield could take its own, the Related-Party Investor’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our group’s behalf.
Investments with Related Parties. In certain circumstances, our group will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (i) enter into a joint transaction with our group; (ii) be borrowers of certain investments or lenders in respect of our group; or (iii) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to conflicts described herein not existed. Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our group’s positions) and equity securities (either common or preferred). It is possible that our group will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another. The interests of Brookfield or Brookfield Accounts in such investments could differ from our group’s interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than our group.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different targeted rates of return. As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from our group’s (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/ or acquiring or disposing of its interests at different times than our group). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group has invested, even though such actions or inaction could adversely affect our group. For example, if an issuer in which our group has an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to our group and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our group’s holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which our group holds loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by our group. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as our group, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our group, even though taking such interests into account could adversely affect our group.

Brookfield Business Corporation	97

In addition, from time to time our group and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price our group would have paid if it had acquired only the assets our group ultimately retains. Furthermore, from time to time our group and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, our group may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time our group provides for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our company. Likewise, from time to time Brookfield Account(s) in which our group is invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our group (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, our group (or the Brookfield Account in which our group is invested, as applicable) will be contractually obligated to satisfy their share even if our group (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation) to refer investment opportunities to our group, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our group will in certain circumstances benefit such Brookfield Accounts.
In situations in which our group invests alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment.
These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, our group could sustain (direct or indirect) losses during periods where Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (i) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (ii) are separated from Brookfield pursuant to an information barrier; or (iii) do not coordinate or consult with Brookfield with respect to investment decisions, or together, non-controlled affiliates. Such non-controlled affiliates may have investment mandates that overlap with our group’s investment objectives and conflicts are likely to arise therefrom. For example, from time to time such non-controlled affiliates or investment vehicles managed by such non-controlled affiliates will pursue investment opportunities which are suitable for our group but which are not made available to our group or such Brookfield Accounts since such non-controlled affiliates do not consult with and/or are not controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our group. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.
Arrangements with Brookfield. Our group’s relationship with Brookfield involves a number of arrangements, including the Master Services Agreement and the Relationship Agreement, pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our group’s operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our group’s investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

98	Brookfield Business Corporation

Fees for Services. Our group (or portfolio companies that our group is directly or indirectly invested in) may be retained to perform certain services to Brookfield, Brookfield Accounts and/or companies and assets they are invested in that would otherwise be provided by third parties. To the extent our group provides such services, our group will generally be compensated (a) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by (i) persons engaged in the same or substantially similar activities or (ii) Brookfield in its provision of the same or substantially similar services to one or more third parties, or the customary rates; provided that, if customary rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), (b) at such other rates for the relevant services approved by our independent directors and/or the directors of the general partner of the partnership that are independent of Brookfield. In determining customary rates, Brookfield will seek to determine what one or more comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the customary rate at such time, and may base its determination on one or more factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to one or more third parties, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by our group will not be less than those charged by certain similarly situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by our group, then our group may be obligated to continue to provide the applicable service at a below-market rate.
In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our group and/or portfolio companies that our group is directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our group’s (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long-term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by our group or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following: (i) market compensation studies or guidance provided by third parties; (ii) recent market hires made by the relevant portfolio company for comparable positions; (iii) the employee’s peers at Brookfield and the portfolio company; and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our group) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group and/or portfolio companies in which our group is (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our group and/or our group’s portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or portfolio companies in which our group is (directly or indirectly) invested may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, enure exclusively to Brookfield and/or such personnel (and not our group and/or our group’s portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our group and/or our group’s portfolio companies. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

Brookfield Business Corporation	99

Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies (as well as third party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies. In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our group, the Brookfield Accounts in which our group is invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause our group, Brookfield Accounts in which our group is invested or our group’s direct or indirect portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with our group. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to our group. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our group’s securityholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our group’s investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our group’s investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that our group will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).
Related Party Transactions. Our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our group to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the independent directors of the general partner of the partnership or our company or our group’s securityholders. These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, our group and our group’s portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our group’s capabilities and is an integral part of our group’s operations.

100	Brookfield Business Corporation

Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for our group. Conversely, information Brookfield has or acquires in connection with our group’s activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our group’s investment and operations activities. In some cases, this trading will result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our group, or result in Brookfield or a Brookfield Account benefiting from our group’s investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our group’s ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or our group if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our group, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict our group, Brookfield or Brookfield Accounts in their activities with respect to such information.
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our group’s benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group in accordance with such analysis and models. In the event Brookfield elects not to share certain information with our group, our group may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to our group.
Material Non-Public Information; Trading Restrictions. From time to time, our group’s ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our group, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our group and regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that would limit our group’s ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield Personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our group’s behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information. This will adversely affect our group’s ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our group are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our group, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, our company and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.

Brookfield Business Corporation	101

Client and Other Relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our group’s business activities without providing our group with an opportunity to participate, which results in the allocation of Brookfield’s resources, personnel and acquisition and business opportunities to others that compete with our group. In addition, certain portfolio companies in which our group, Brookfield and/or Brookfield Accounts are invested in may provide investment banking and other advisory services to third parties with respect to assets in which our group is invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our group’s interests, and our group generally will compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our group’s arrangements with them, and our group has agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our group’s securityholders.
Valuation of Our Investments. Brookfield performs certain valuation services related to our group’s securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our group than for itself or a Brookfield Account, including because our group, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our group’s and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our group’s portfolio companies without regard to the impact on our group of such activities. In particular, Brookfield’s Public Securities Group, or “PSG”, manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither our group nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our group with our group, and our group will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our group’s investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from our group (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than our group). As a result of the information sharing barrier, our group’s investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our group’s securityholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.
Oaktree. Brookfield owns approximately 62% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.

102	Brookfield Business Corporation

It is expected that our group and our group’s portfolio companies, as well as Brookfield, Brookfield Accounts that our group is invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, our group’s portfolio companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our group and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our group’s and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we are invested in, but which are not made available to our group or those Brookfield Accounts. Our group and Brookfield Accounts that our group are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we are invested in with Brookfield, and our group and Brookfield Accounts that our group are invested in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we are invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that our group are invested in without the consent of the clients or Brookfield. From time to time, our group and/or Brookfield Accounts that our group is invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by our group and/or Brookfield Accounts that our group are invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by our group and/or Brookfield Accounts that we are invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our group’s (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that our group is invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that our group is invested in), which could adversely impact our group’s (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that our group is invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). Our group and/or Brookfield Accounts that our group is invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that our group is invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that our group is invested in any information regarding its activities, strategies and/or views.

Brookfield Business Corporation	103

Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to our group or our group’s securityholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that our group is invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that we are invested in.
As noted under “Related Party Transactions” above, our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, our group (including our group’s portfolio companies and portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions.”
These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in our (direct and indirect) portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Oaktree, or be the same as those that other Oaktree Accounts’ portfolio companies receive from the counterparty. In some circumstances, our group’s (direct and indirect) portfolio companies may receive better terms from an Oaktree Account portfolio company than from an independent counterparty. In other cases, these terms may be worse.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to our group, Brookfield Accounts that we are invested in and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Each such engagement will be in accordance with disclosures set out herein or in the applicable Brookfield Account’s offering documents.
In addition, Oaktree may from time to time engage our group or our group’s (direct or indirect) portfolio companies to provide services to Oaktree Accounts and/or their portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement.

104	Brookfield Business Corporation

Third Party Service Providers. Our group’s service providers or service providers of our group’s portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) securityholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with our group and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that our group is directly or indirectly invested in. These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for our group given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts and we will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and our group, on the other hand, in determining whether to engage such service providers. Further, our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by our group, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.
Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to us and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide other services (e.g., consulting services) at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution over another. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered.
Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our group’s portfolio companies (as well as from our group, Brookfield or Brookfield Accounts in which our group is invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our group’s direct and indirect portfolio companies and/or our group or Brookfield Accounts in which our group is invested generally will be treated as expenses of our group or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our group, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our group’s returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield related email addresses and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to our group and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by securityholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.
Diverse Interests. The various types of investors in and beneficiaries of our group, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for our group, Brookfield will generally consider our group’s investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to our group or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Brookfield Business Corporation	105

Furthermore, our group and any entities with which our group co-invests generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for our group and our group’s securityholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to our group (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our group’s interests. Our company’s directors, the directors of the partnership’s general partner or Brookfield have made (and will likely make) decisions on our group’s behalf for reputational reasons that may not be directly aligned with the interests of our group’s securityholders or consistent with the determination our directors, the directors of the partnership’s general partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our group’s behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our group’s behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group could affect our directors, the directors of the partnership’s general partner, Brookfield, Brookfield Accounts or their activities.
Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by our group. These companies may themselves represent appropriate investment opportunities for our group or may compete with our group for investment opportunities.
Excess Funds Liquidity Arrangement with Related Parties. Our group has an arrangement in place with Brookfield pursuant to which our group lends Brookfield excess funds from time to time and it lends our group funds from time to time. This arrangement is intended to enhance the use of excess funds between our group and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating/investment activities and/or to pay down higher cost capital), providing (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
Brookfield, in its capacity as our group’s investment manager, determines when it is appropriate for our group to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our group will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our group. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our group (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our group or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts our group lends to or borrows from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed and/or loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by the governance and nominating Committee of the board and the directors of the general partner of the partnership in accordance with our group’s protocol for resolving potential conflicts of interest.
See above under Item 3.D., “Risk Factors - Risks Relating to Our Relationship with Brookfield and Brookfield Business Partners”.

106	Brookfield Business Corporation

As noted above, activities and transactions that give rise to potential conflicts of interests between our group and our group’s securityholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with the conflicts management policy. The conflicts management policy was put in place in recognition of the benefit to our group of our group’s relationship with Brookfield and our group’s intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the policy focuses on addressing the principal activities that give rise to potential and/or actual conflicts of interests, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our group’s conflicts management policy may be amended from time to time at the discretion of the general partner of the partnership and our company. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our group’s securities and our operations.
Pursuant to the conflicts management policy, certain conflicts of interest do not require the approval of our independent directors and/or the directors of the partnership’s general partner, provided they are addressed in accordance with pre-approved parameters. Brookfield is required to seek the prior approval of our independent directors and/or the directors of the partnership’s general partner that are independent from Brookfield for certain transactions, including, among others, for the following matters / activities: (i) subject to certain exceptions, acquisitions by our group from, and dispositions by our group to, Brookfield and Brookfield Accounts; (ii) acquisitions whereby our group and Brookfield are purchasing different assets as part of a single transaction; (iii) investing in a Brookfield Account; (iv) the dissolution of our company or the partnership; (v) any material amendment to the Master Services Agreement or the Relationship Agreement or the limited partnership agreement of the partnership or the articles of our company; (v) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (vi) termination of, or any determinations regarding indemnification under the Master Services Agreement, the limited partnership agreement of the partnership or the articles of our company; and (vii) any other material transaction involving our group and Brookfield. Pursuant to the conflicts management policy, our independent directors and the directors of the partnership’s general partner that are independent from Brookfield have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities that involve conflicts of interest, including any of the transactions listed above, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with pre-approved guidelines, policies or parameters.
In addition, the conflicts management policy provides that acquisitions that are carried out jointly by our group and Brookfield, or in the context of a Brookfield Account that our group participates in, be carried out on the basis that the consideration paid by our group be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our group’s proportionate investment, or in respect of an acquisition made solely by our group, must be credited in the manner contemplated by the Master Services Agreement, the limited partnership agreement of the partnership or the articles of our company where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policies also provide that in transactions involving (i) an acquisition by our group of an asset from Brookfield or (ii) the purchase by our group and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.
In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer.

Brookfield Business Corporation	107

Relationship with Brookfield Business Partners
The partnership believes that certain investors in certain jurisdictions may be dissuaded from investing in the partnership because of the tax reporting framework that results from investing in units of a Bermuda-exempted limited partnership. Creating our company, a corporation, and distributing our exchangeable shares, with each share having been structured with the intention of providing an economic return equivalent to one unit, is intended to achieve the following objectives:
•Provide investors that would not otherwise invest in our group through the partnership with an opportunity to gain access to our group’s globally diversified portfolio of high-quality services and industrial operations.
•Provide investors with the flexibility to own through the ownership of an exchangeable share of our company, the economic equivalent of a unit because of the ability to exchange into a unit or its cash equivalent and our company’s target to pay dividends per exchangeable share that are identical to the distributions on each unit.
•Provide investors with a tax reporting framework that may be favored by investors in some jurisdictions over the tax reporting framework provided by an investment in the partnership, which we believe may attract new investors who will benefit from investing in our business.
•Create a company that we expect to be eligible for inclusion in several indices, which may be attractive to certain investors.
•Provide our group with a greater securityholder base, thereby creating enhanced liquidity for our group’s securityholders.
•Create a company that will provide our group with the ability to access new capital pools.
Each exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). Our company targets paying dividends per exchangeable share that are identical to the distributions on each unit, and each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. Therefore, we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. Brookfield Business Partners holds a 75% voting interest in our company through its holding of our class B shares, and owns all of our class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.
In order to effect the special distribution, our company acquired its Business from Brookfield Business Partners. The following agreements and arrangements were entered into between our company and Brookfield Business Partners to create our company, while keeping it as a part of our group.
Credit Support
The partnership has bilateral credit facilities in the amount of $2,075 million backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2026.
In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion until April 27, 2023, which amount was recently temporarily increased from $500 million in connection with the Scientific Games Lottery Acquisition. The permitted borrowing will revert to $500 million for the period from April 27, 2023 until the maturity date. The credit facility is currently guaranteed by the partnership. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026.

108	Brookfield Business Corporation

A wholly-owned subsidiary of our company agree to fully and unconditionally guarantee the obligations of Brookfield Business Partners under the partnership’s $2,075 million bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with the partnership pursuant to which Brookfield agreed to subscribe for up to $1 billion of 6% perpetual preferred equity securities of our company, the partnership or our respective subsidiaries. Proceeds will be available for our company or the partnership to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause our company or the partnership to redeem the preferred securities at par to the extent of any net proceeds received by our company or the partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Subscription Agreement
Our company will enter into subscription agreements with the partnership from time to time, pursuant to which our company will subscribe for such number of units necessary to satisfy our obligations in respect of requests for exchange made by exchangeable shareholders, as and when they arise, or a redemption of our exchangeable shares by our company, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by our transfer agent, or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Credit Facilities
Our company is party to two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Business Partners and the other will constitute an operating credit facility that will permit Brookfield Business Partners to borrow up to $1 billion from our company. As of the date of this 20-F, no amounts are currently drawn under these credit facilities.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar LIBOR (until LIBOR is replaced with the applicable term Secured Overnight Financing Rate that is published by the Federal Reserve Bank of New York), or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Equity Commitment
Brookfield Business Partners has provided our company with an equity commitment in the amount of $2 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control our company and has the ability to elect a majority of our board of directors.
The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility. As discussed above, our company also has credit facilities with Brookfield Business Partners for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the equity commitment and credit facilities for working capital purposes, and we may use the proceeds from the equity commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Voting Agreements
Our group has determined that it is desirable for our company to have control over certain of the entities through which we hold our interest in Healthscope, Westinghouse and BRK Ambiental, referred to as the “BBUC Voting Agreements”.

Brookfield Business Corporation	109

Each of the BBUC Voting Agreements provides a subsidiary of our company with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which our company holds our interest in Healthscope, Westinghouse and BRK Ambiental. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of our company. As a result of the BBUC Voting Agreements, the company consolidates each of Healthscope, Westinghouse and BRK Ambiental from an accounting point of view.
Conflicts of Interest
In order to effect the special distribution, our company acquired its Business from Brookfield Business Partners. In addition, as described above, a number of agreements and arrangements were entered into between our company and Brookfield Business Partners to create our company, while keeping it as a part of our group. Given our ownership structure, the rationale for our formation and because each exchangeable share is structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of our company and Brookfield Business Partners will typically be aligned.
However, conflicts of interest might arise between our company and Brookfield Business Partners. In order to assist our company in addressing such conflicts, our board of directors includes two non-overlapping directors. David Court and Michael Warren will initially serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between our company and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces our ownership structure, the rationale for our formation and the economic equivalence between the exchangeable shares and units. We will not generally consider it a conflict for our company and Brookfield Business Partners to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
Indebtedness of Directors and Executive Officers
To our knowledge, no current or former director, officer of employee of our company, nor any associate or affiliate of any of them is or was indebted to our company at any time.
7.C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18. “Financial Statements”.
8.B. SIGNIFICANT CHANGES
Not applicable.
ITEM 9. THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
Our exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
9.B. PLAN OF DISTRIBUTION
Not applicable.
9.C. MARKETS
See Item 9.A., “Offer and Listing Details”.
9.D. SELLING SHAREHOLDERS
Not applicable.

110	Brookfield Business Corporation

9.E. DILUTION
Not applicable.
9.F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. SHARE CAPITAL
Not applicable.
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR SHARE CAPITAL
Our authorized share capital consists of (i) an unlimited number of exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series), which, together with the class A senior preferred shares, we refer to as the preferred shares.
As of December 31, 2021, 7,345,846 retractable common shares were issued and outstanding.
As of March 18, 2022, 73.0 million exchangeable shares, one class B share, 25.9 million class C shares and no preferred shares are issued and outstanding. Brookfield Business Partners holds indirectly all of the class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield, directly and indirectly, holds approximately 64.7% of our exchangeable shares.
Exchangeable Shares
The following description of exchangeable shares sets forth certain general terms and provisions of exchangeable shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s articles. Each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a unit. Consequently, we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of exchangeable shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.
Holders of exchangeable shares hold an aggregate 25% voting interest in our company.
Dividends
The holders of exchangeable shares are entitled to receive dividends as and when declared by our board of directors subject to the special rights of the holders of all classes and series of the preferred shares and any other shares ranking senior to the exchangeable shares with respect to priority in payment of dividends. Our company will target to pay dividends per exchangeable share that are identical to the distributions on each unit.
Subject to the prior rights of holders of all classes and series of preferred shares at the time outstanding having prior rights as to dividends, and in preference to the class C shares, each exchangeable share entitles its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor (which initially shall be one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) determined in accordance with the articles and in effect on the record date of such dividend, which we refer to as the exchangeable dividend. See below “Adjustments to Reflect Certain Capital Events”. The record and payment dates for the dividends on the exchangeable shares, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the distributions upon the units.

Brookfield Business Corporation	111

If the full amount of an exchangeable dividend is not declared and paid concurrently with a distribution on the units, then the undeclared or unpaid amount of such exchangeable dividend shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been earned, declared or authorized. Any exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable, which we refer to as unpaid dividends. All exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the class C shares. The holders of exchangeable shares shall not be entitled to any dividends from our company other than the exchangeable dividends.
Exchange by Holder
Holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described below in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of our group). Holders of exchangeable shares that hold such shares through a broker must contact their brokers to request an exchange on their behalf. Holders of exchangeable shares that are registered holders must contact the transfer agent and follow the process described below.
Each holder of exchangeable shares who wishes to exchange one or more of his or her exchangeable shares for units or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, deliver to the tendering holder of exchangeable shares, in accordance with instructions set forth in the notice of exchange, one unit per exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by our company or the partnership as described below in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of our company). Upon completion of the exchange of any exchangeable shares as described herein, the holder of exchangeable shares who has exchanged their exchangeable shares will have no further right, with respect to any exchangeable shares so exchanged, to receive any dividends on exchangeable shares with a record date on or after the date on which such exchangeable shares are exchanged. Unitholders of the partnership are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentence.
Notwithstanding the paragraph above, when a notice of exchange has been delivered to each of the company and the partnership and, until such time as the Rights Agreement is terminated, Brookfield, by the transfer agent on behalf of a tendering holder of exchangeable shares, we will promptly, and in any event, within one (1) business day after receipt thereof, deliver to each of Brookfield and the partnership a written notification of our receipt of such notice of exchange setting forth the identity of the holder of exchangeable shares who wishes to exchange such exchangeable shares and the number of exchangeable shares to be exchanged. The partnership may elect to satisfy our exchange obligation by acquiring all of the tendered exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by our company or the partnership as described below in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of the partnership). If the partnership elects to satisfy our exchange obligation, it shall, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to our transfer agent of its intention to satisfy the exchange obligation and shall satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by our transfer agent by delivering to such holder of exchangeable shares the units or its cash equivalent. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
In the event that a tendering holder of exchangeable shares has not received the number of units or its cash equivalent (the form of payment to be determined by us or the partnership in each of their sole discretion) in satisfaction of the tendered exchangeable shares, then such tendering holder of exchangeable shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the Rights Agreement until the fifth anniversary of the distribution date. In this scenario, the tendered exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. See Item 7.B., “Related Party Transactions - Rights Agreement” for a further description of the Rights Agreement. The partnership agrees to indemnify Brookfield, in its capacity as selling securityholder, for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any units delivered by Brookfield pursuant to the Rights Agreement.

112	Brookfield Business Corporation

No Fractional Units. No fractional units will be issued or delivered upon exchange of exchangeable shares. In lieu of any fractional units to which the tendering holder of exchangeable shares would otherwise be entitled at our group’s election, our group will pay an amount in cash equal to the unit value on the trading day immediately preceding the exchange date multiplied by such fraction of a unit.
Conversion of Tendered Exchangeable Shares. Brookfield Business Partners will be entitled at any time to have any or all exchangeable shares acquired by Brookfield Business Partners converted into class C shares on a one-for-one basis. With each acquisition by the partnership of exchangeable shares and/or the election by the partnership to convert these acquired shares for class C shares, the partnership’s indirect ownership interest in our company will increase.
Adjustments to Reflect Certain Capital Events. The conversion factor (which initially is one) is subject to adjustment in accordance with our company’s articles to reflect certain capital events, including (i) if the partnership or our company declares or pays a distribution to its unitholders consisting wholly or partly of units or a dividend to its shareholders consisting wholly or partly of exchangeable shares, as applicable, without a corresponding distribution or dividend, as applicable, being declared or paid by the other entity; (ii) if the partnership or our company splits, subdivides, reverse-splits or combines its outstanding units or exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if the partnership or our company distributes any rights, options or warrants to all or substantially all holders of its units or exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire units or exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for units or exchangeable shares), as applicable, without a corresponding distribution of rights, options or warrants by the other entity; (iv) if the partnership distributes to all or substantially all holders of units evidences of its indebtedness or assets (including securities), or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (v) if the partnership or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the units (but excluding for all purposes any exchange or tender offer to exchange units for exchangeable shares or any other security economically equivalent to units), to the extent that the cash and value of any other consideration included in the payment per unit exceeds certain thresholds.
Redemption by Issuer
Our board of directors will have the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.
Upon any such redemption event, the holders of exchangeable shares shall be entitled to receive pursuant to such redemption one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any redemption event, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.

Brookfield Business Corporation	113

Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of all classes and series of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares that has submitted a notice of the exercise of the exchange rights described above or any holder of class C shares that has submitted a notice of class C retraction, in each case at least ten (10) days prior to the date of the liquidation, dissolution or winding up, and (ii) any holder of class B shares that has submitted a notice of retraction at least thirty (30) days prior to the date of the liquidation, dissolution or winding up), the holders of exchangeable shares shall be entitled to an amount in cash per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) equal to the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up, plus all unpaid dividends, if any. If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, (i) our company may elect to redeem all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”), plus all unpaid dividends, if any, and (ii) the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) plus all unpaid dividends, if any. Unitholders are not entitled to vote on any such redemption of the exchangeable shares by our company or on the partnership’s exercise of the overriding call right described in the preceding sentences.
Automatic Redemption upon Liquidation of the Partnership
Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares will be automatically redeemed by us, in our sole and absolute discretion, on the day prior to the liquidation, dissolution or winding up of the partnership. In such case, each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any such redemption, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) plus all unpaid dividends, if any. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of the partnership. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Conversion to Class C Shares
The partnership, or any of its controlled subsidiaries, are entitled to convert each held exchangeable share to a class C share on a one-for-one basis, subject to adjustment.
Book-Based System
The exchangeable shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS Clearing and Depository Services Inc., or CDS, or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.

114	Brookfield Business Corporation

Treatment of Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, unless such offer is extended to holders of exchangeable shares and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares, unless such offer is extended to holders of units. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See above “Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
Choice of Forum for U.S. Securities Act Claims
The articles of our company provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of class B shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of class B shares is entitled to cast a number of votes per class B share equal to: (i) the number that is three times the number of exchangeable shares then issued and outstanding divided by (ii) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.
Dividends
Except as provided in the following sentence, the holders of class B shares are not entitled to receive dividends. In the event a dividend is declared and paid on the exchangeable shares consisting of exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the class B shares consisting of class B shares.
Liquidation
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of all classes and series of preferred shares and after the payment in full of the amount due to the holders of exchangeable shares described above under the section entitled “Liquidation”, the holders of class B shares are entitled to be paid out of the assets of our company, and in preference to the class C shares, an amount in cash per class B share equal to the value of one unit per class B share held (subject to adjustment to effect certain capital events as described above in “Adjustments to Reflect Certain Capital Events”) based on the NYSE closing price on the trading day immediately preceding announcement of such liquidation, dissolution or winding up. At any time no class C shares are outstanding, holders of class B shares are entitled to receive the remaining assets of the company after satisfying the prior rights of holders of all classes of preferred shares, exchangeable shares and any other shares ranking in priority or rateably with the class B shares.

Brookfield Business Corporation	115

Redemption by Holder
Holders of class B shares have the right to tender all or a portion of their class B shares for cash for each class B share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have thirty (30) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The class B shares may only be transferred to the partnership or persons controlled by the partnership.
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of a class C share is entitled to notice of, and to attend, any meetings of shareholders of the company, but is not otherwise entitled to vote at any such meetings.
Dividends
The holders of class C shares are entitled to receive dividends as and when declared by our board of directors subject to the special rights of the holders of all classes and series of the preferred shares, exchangeable shares any other shares ranking senior to the class C shares with respect to priority in payment of dividends.
Subject to the prior rights of holders of all classes and series of preferred shares and the exchangeable shares at the time outstanding having prior rights as to dividends, each class C share entitles its holder to dividends as and when declared by our board of directors, which we refer to as the class C dividend. The record and payment dates for the dividends or other distributions upon the class C shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for the dividends or other distributions upon the units.
In the event a dividend is declared and paid on the exchangeable shares consisting of exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the class C shares consisting of class C shares.
Liquidation
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of preferred shares and after the payment in full of the amount due to the holders of exchangeable shares described above under the section entitled “Liquidation” and the holders of class B shares described above under the section entitled “Class B Shares - Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.
Redemption by Holder
At any time after the distribution date, holders of class C shares shall have the right to tender all or a portion of their class C shares for cash in an amount for each class C share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have ten (10) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The class C shares may only be transferred to the partnership or persons controlled by the partnership.
Preferred Shares
The following description of preferred shares sets forth certain general terms and provisions of class A senior preferred shares and class B junior preferred shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.

116	Brookfield Business Corporation

Priority
Each series of exchangeable senior preferred shares ranks on a parity with every other series of class A senior preferred shares with respect to dividends and return of capital, and each series of class B junior preferred shares ranks on a parity with every other series of class B junior preferred shares with respect to dividends and return of capital. The preferred shares are entitled to a preference over the exchangeable shares, the class B shares, the class C shares and any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs. The class A senior preferred shares are entitled to preference over the class B junior preferred shares for all such matters.
Directors’ Right to Issue in One or More Series
The preferred shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, our board of directors shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in our articles or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares as the case may be, of such series.
Voting
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of preferred shares, the holders of such preferred shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of our shareholders.
Amendment with Approval of Holder of Preferred Shares
The rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of such class of preferred shares given as hereinafter specified and subject to applicable law.
Approval of Holders of Preferred Shares
The approval of the holders of a class of preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of preferred shares as a class or in respect of any other matter requiring the consent of the holders of such class of preferred shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of preferred shares or passed by the affirmative vote of at least two-thirds (2∕3rds) of the votes cast at a meeting of the holders of such class of preferred shares duly called for that purpose.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by applicable law as in force at the time of the meeting and those, if any, prescribed by our articles with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of preferred shares as a class, or at any joint meeting of the holders of two or more series of a class of preferred shares, each holder of such class of preferred shares entitled to vote thereat shall have one vote in respect of each such preferred share held.
COMPARISON OF RIGHTS OF HOLDERS OF OUR EXCHANGEABLE SHARES AND THE PARTNERSHIP’S UNITS
Our company is a corporation existing under British Columbia law. The partnership is an exempted limited partnership existing under Bermuda law. The rights of holders of exchangeable shares are governed by the BCBCA and our company’s articles. The rights of holders of the units are governed by the partnership’s limited partnership agreement and certain provisions of Bermuda law.
The following comparison is a summary of certain material differences between the rights of holders of exchangeable shares and holders of the units under the governing documents of our company and the partnership and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the BCBCA, (ii) the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the Bermuda Partnership Act 1902, (iii) our company’s articles, (iv) the partnership’s limited partnership agreement as amended from time to time and (v) the bye-laws of the partnership’s general partner.

Brookfield Business Corporation	117

This section does not include a complete description of all of the differences between the rights of holders of exchangeable shares and holders of the units, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the partnership’s annual report on Form 20-F, when filed, as well as the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of our company and the partnership, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

EXCHANGEABLE SHARES	UNITS
Corporate Governance	Our company is a corporation formed under the laws of the Province of British Columbia. The rights of holders of exchangeable shares are governed by the BCBCA and the company’s articles.	The partnership is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The partnership’s limited partnership agreement provides for the management and control of the partnership by a general partner, the partnership’s general partner.

The partnership’s interests consist of the general partner unit, which represents the general partnership interest, and the units, representing limited partnership interests in the partnership, and any additional partnership interests representing limited partnership interests that it may issue in the future.
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares have been and will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

Subject to our articles, including the terms of the shares then outstanding, our board of directors has broad rights to issue additional shares (including new classes of shares and options, rights, warrants, and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by our board of directors in its sole discretion.	The partnership’s general partner has broad rights to cause the partnership to issue additional partnership interests and may cause the partnership to issue additional partnership interests (including new classes of partners hip interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the partnership’s general partner in its sole discretion, all without the approval of the partnership’s limited partners.

118	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Voting Rights
Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares, will vote together and not as separate classes. Each holder of an exchangeable share will be entitled to cast one vote per exchangeable share on all matters submitted to a vote. On each such matter, the holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. As Brookfield Business Partners holds all of the class B shares, it holds 75% of the votes eligible to be cast on all matters where the exchangeable shares and class B shares vote together.

At any time that no exchangeable shares are outstanding and for any vote held only in respect of the class B shares, the holder of the class B shares will be entitled to cast one vote per class B share. At any time that no exchangeable shares are outstanding, quorum will be at least one holder of class B shares.
Limited partners are not entitled to vote on matters relating to the partnership, although holders of units are entitled to consent to certain matters with respect to certain amendments to the partnership’s limited partnership agreement and certain matters with respect to the withdrawal of the partnership’s general partner. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units. In addition to their rights under the partnership’s limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules.
Size of Board	Our company’s board is set at nine (9) directors. Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may m be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for two additional non-overlapping directors to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren currently serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the general partner of the partnership since February 2018 and resign from such board of directors in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.

Brookfield Business Corporation	119

	EXCHANGEABLE SHARES	UNITS
Election and Removal of Directors	Our company’s board is elected by our shareholders and each of our current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on our board of directors may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by our company’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of our company and does not promptly resign. A director will be automatically removed from our board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director pursuant to the BCBCA.	The partnership’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the partnership’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the partnership’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of the partnership’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the partnership’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

120	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments	Our company may from time to time amend, modify or repeal any provision contained in the articles of our company in a manner authorized by the BCBCA.

Under the BCBCA, alteration of the articles generally requires authorization by either court order, by a two-thirds (2/3rds) vote of all voting shares or by the methods specified in our company’s articles. Certain alterations to matters such as changes to company name or address or a change in directors will not require authorization by the above-mentioned methods. Specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of such class or series, will entitle the affected class or series to consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Under the BCBCA, our company may resolve to alter its articles by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in our articles or if neither the BCBCA or our articles specify the type of resolution, by a two-thirds (2/3rds) vote of all voting shares; provided however, if such alteration would prejudice or interfere with the rights of a particular class or series, such class or series must consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.	Amendments to the partnership’s limited partnership agreement may be proposed only by or with the consent of the partnership’s general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the partnership’s general partner must seek approval of a majority of outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

No amendment may be made that would: (i) enlarge the obligations of any limited partner without its consent, except any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the partnership to, the partnership’s general partner or any of its affiliates without the consent of the partnership’s general partner, which may be given or withheld in its sole discretion. The provision of the partnership’s limited partnership agreement preventing the amendments having the effects described in clauses (i) and (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

Subject to applicable law, the partnership’s general partner may generally make amendments to the partnership’s limited partnership agreement without the approval of any limited partner to reflect: (i) a change in the name of the partnership, the location of its registered office or its registered agent; (ii) the admission, substitution or withdrawal of partners in accordance with the partnership’s limited partnership agreement; (iii) a change that the partnership’s general partner determines is reasonable and necessary or appropriate for the partnership to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the partnership’s general partner to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; (iv) an amendment that the partnership’s general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

Brookfield Business Corporation	121

EXCHANGEABLE SHARES	UNITS

(v) an amendment that is necessary, in the opinion of the partnership’s counsel, to prevent the partnership or the partnership’s general partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act, or similar legislation in other jurisdictions; (vi) an amendment that the partnership’s general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities; (vii) any amendment expressly permitted in the partnership’s limited partnership agreement to be made by the partnership’s general partner acting alone; (viii) an amendment effected, necessitated or contemplated by a merger or consolidation of the partnership with one or more persons in accordance with the provisions of the partnership’s limited partnership agreement; (ix) any amendment that the partnership’s general partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the partnership’s limited partnership agreement; (x) a change in the partnership’s fiscal year and related changes; or (xi) any other amendments substantially similar to any of the matters described in (i) through (x) above.

In addition, the partnership’s general partner may make amendments to the partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the partnership’s general partner: (i) do not adversely affect the partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect; (ii) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; (iii) are necessary or appropriate to facilitate the trading of the units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading; (iv) are necessary or appropriate for any action taken by the partnership’s general partner relating to splits or combinations of units under the provisions of the partnership’s limited partnership agreement; or (v) are required to effect the intent expressed in the Registration Statement (as defined in the partnership’s limited partnership agreement) or the intent of the provisions of the partnership’s limited partnership agreement or are otherwise contemplated by the partnership’s limited partnership agreement.

122	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
The partnership’s general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described in the preceding two paragraphs should occur. No other amendments to the partnership’s limited partnership agreement will become effective without the approval of holders of at least 90% of the units, unless the partnership obtains an opinion of counsel to the effect that the amendment will not (i) cause the partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the partnership’s general partner has not made the election described below under the section entitled “Qualification”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.
Special Meetings of the Shareholders	A special meeting of the shareholders for any purpose or purposes may be called only by the company board on a date not less than twenty-one (21) days nor more than two (2) months after the sending of the notice of the meeting to each shareholder of record entitled to vote at such meeting.	The partnership’s general partner may call special meetings of the limited partners at a time and place outside of Canada determined by the partnership’s general partner on a date not less than ten (10) days nor more than sixty (60) days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the partnership’s general partner (which may not be less than ten (10) nor more than sixty (60) days before the meeting) are entitled to notice of any meeting.
Written Consent in Lieu of Meeting	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2∕3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.	Written consents may be solicited only by or on behalf of the partnership’s general partner. Any such consent solicitation may specify that any written consents must be returned to the partnership within the time period, which may not be less than twenty (20) days, specified by the partnership’s general partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the partnership’s general partner may set a record date, which may be not less than ten (10) nor more than sixty (60) days before the date by which record holders are requested in writing by the partnership’s general partner to provide such consents. Only those holders of partnership interests on the record date established by the partnership’s general partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Brookfield Business Corporation	123

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

To the fullest extent permitted by law, our company will indemnify any present or former director or officer of our company (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred.

Subject to any restrictions in the BCBCA, our company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for our company.

Our company may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by our company the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by our company within sixty (60) days after the receipt by our company of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).

Our company will not indemnify any present or former director or officer of our company for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is specifically prohibited under the BCBCA.	Under the partnership’s limited partnership agreement, the partnership is required to indemnify to the fullest extent permitted by law the partnership’s general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of the partnership and any other person designated by the partnership’s general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the partnership’s general partner will not constitute a breach of the partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. The partnership’s limited partnership agreement requires the partnership to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The partnership’s general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. Under the partnership’s general partner’s bye-laws, the partnership’s general partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders, employees or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from

124	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s general partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The partnership’s general partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Dividends and Distributions	Pursuant to the articles and subject to the prior rights of holders of all classes and series of preferred shares at the time outstanding having prior rights as to dividends, each exchangeable share will entitle its holder to the exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor determined in accordance with the articles and in effect on the record date of such dividend (which conversion factor will initially be one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership). See above, “Adjustments to Reflect Certain Capital Events”. The record and payment dates for the dividends upon the exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the units.

If the full amount of an exchangeable dividend is not declared and paid concurrent with a distribution on the units, then the undeclared or unpaid amount of such exchangeable dividend shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been declared or authorized. Any exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable, which we refer to as unpaid dividends.

All exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the class C shares. Share dividends, if any, paid on the exchangeable shares and class C shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in exchangeable shares to holders of the exchangeable shares and in class C shares to holders of the class C shares.

The holders of exchangeable shares shall not be entitled to any dividends from our company other than the exchangeable dividends.	Distributions to partners of the partnership will be made in accordance with their Percentage Interests (as defined in the limited partnership agreement of the partnership) only as determined by the general partner in its sole discretion. However, the general partner will not be permitted to cause the partnership to make a distribution if the partnership does not have sufficient cash on hand to make the distribution, the distribution would render the partnership insolvent, or if, in the opinion of the general partner, the distribution would leave the partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

The general partner has sole authority to determine whether the partnership will make distributions and the amount and timing of these distributions.

Brookfield Business Corporation	125

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	At any time after the distribution date, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See above, “Adjustments to Reflect Certain Capital Events”.

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See above, “Adjustments to Reflect Certain Capital Events”.	N/A

126	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer	Our board of directors will have the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described above under “Redemption by Issuer”. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which the company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.

Upon any such redemption event, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See above, “Adjustments to Reflect Certain Capital Events”.

	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such liquidation, dissolution or winding up of the partnership (the form of payment to be determined at the election of our company) plus all unpaid dividends. See above, “Adjustments to Reflect Certain Capital Events”.	N/A
Qualification	N/A	If the partnership’s general partner determines in its sole discretion that it is no longer in the partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the partnership’s general partner may elect to treat partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Business Corporation	127

	EXCHANGEABLE SHARES	UNITS
Liquidation	Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See above, “Adjustments to Reflect Certain Capital Events”. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

The partnership will be dissolved upon the withdrawal of the partnership’s general partner as the general partner of the partnership (unless a successor entity becomes the general partner pursuant to the partnership’s limited partnership agreement) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the partnership or an order to wind-up or liquidate the partnership’s general partner without the appointment of a successor in compliance with the partnership’s limited partnership agreement. The partnership will be reconstituted and continue without dissolution if within thirty (30) days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if the partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.

Conversion	At any time the partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A

128	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of exchangeable shares may apply to court for an order where the affairs of our company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of our company that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of our company to enforce a right, duty or obligation owed to our company that could be enforced by our company itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the partnership’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of the partnership, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a unit.
Takeover Bids, Issuer Bids and Tender Offers	The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units unless such offer has been extended to holders of exchangeable shares.	The units are not exchangeable shares and will not be treated as exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of units will not be entitled to participate in an offer or bid made to acquire the exchangeable shares unless such offer has been extended to holders of units.
Choice of Forum for U.S. Securities Act Claims	Our company’s articles provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	The limited partnership agreement of the partnership will be amended on the closing of the special distribution to provide that unless the partnership consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

Brookfield Business Corporation	129

10.C. MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by us, (ii) have been entered into by Brookfield Business Partners or Brookfield in connection with the special distribution, or (iii) are otherwise material to our company:
1.Rights Agreement, dated March 15, 2022, between Brookfield and Wilmington Trust, National Association, described under the heading Item 7.B.,“Related Party Transactions - Rights Agreement”;
2.Registration Rights Agreement, dated March 15, 2022, between our company, the partnership and Brookfield Asset Management Inc., described under the heading Item 7.B., “Related Party Transactions - Registration Rights Agreement”;
3.Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management, the partnership, the Holding LP, the Holding Entities and the Service Providers described under the heading Item 7.B., “Related Party Transactions - Relationship Agreement”;
4.First amendment to the Relationship Agreement, dated March 15, 2022, by and among Brookfield, the partnership, Holding LP, the Holding Entities and the Service Providers, described under Item 7.B., “Related Party Transactions - Relationship Agreement”;
5.Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners, and the Holding LP as described under the heading Item 7.B., “Related Party Transactions - Licensing Agreement”;
6.Credit Agreement, dated as of March 15, 2022, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, described under the heading Item 7.B., “Related Party Transactions - Credit Facilities”;
7.Credit Agreement, dated March 15, 2022, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, described under the heading Item 7.B., “Related Party Transactions - Credit Facilities”;
8.Promissory Note, dated as of March 9, 2022, issued by Brookfield BBP Canada Holdings Inc.;
9.Equity Commitment Agreement, dated as of March 15, 2022, between our company and Brookfield BBP Canada Holdings Inc., described under the heading Item 7.B., “Related Party Transactions - Equity Commitment”;
10.Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., Brookfield Business L.P. and the other parties thereto described under the heading Item 7.B., “Related Party Transactions - Management Services”;
11.First amendment to the Master Services Agreement, dated as of March 15, 2022, by and among Brookfield, the Service Recipients and the Service Providers, described under the heading Item 7.B., “Related Party Transactions - Management Services”;
12.Fourth Amended and Restated Credit Agreement, dated as of March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc. described under the heading Item 7.B., “Related Party Transactions - Credit Facilities”;
13.Guarantee, dated as of March 15, 2022, by BBUC Holdings Inc., in favor of certain global party lenders to the partnership’s $2,075 million bilateral credit facilities, described under the heading Item 7.B., “Related Party Transactions - Credit Support”; and
14.Brookfield Commitment Agreement, dated February 4, 2022, between Brookfield and the partnership, described under the heading Item 7.B., “Related Party Transactions - Brookfield Commitment Agreement”.
Copies of the agreements noted above are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
10.D. EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities, except as otherwise described in this 20-F under Item 10.E., “Taxation”.

130	Brookfield Business Corporation

10.E. TAXATION
The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of exchangeable shares as of the date hereof. Shareholders are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in exchangeable shares.
Certain Material U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership, and disposition of units set forth in Item 10.E.,“Taxation - Certain Material U.S. Federal Income Tax Considerations” and Item 3.D., “Risk Factors - Risks Related to Taxation” in the partnership’s annual report on Form 20-F. The following discussion is limited as described in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F and as described herein.
This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of our company, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to holders of units of the partnership. The actual tax consequences of the ownership and disposition of exchangeable shares will vary depending on your individual circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of exchangeable shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership holds exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold exchangeable shares should consult their own tax advisers.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of exchangeable shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
Partnership Status of the Partnership and Holding LP
Each of the partnership and Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Brookfield Business Corporation	131

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. The partnership is publicly traded. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
We understand that the general partner of the partnership intends to manage the affairs of the partnership and Holding LP so that the partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, we understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for United States federal income tax purposes, the remainder of this summary assumes that the partnership and Holding LP will be treated as partnerships for U.S. federal income tax purposes.
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences for holders of exchangeable shares relating to the ownership and disposition of exchangeable shares will depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
Consequences to U.S. Holders
Ownership and Disposition of Exchangeable Shares
Taxation of Distributions. Subject to the discussion below under the heading “- Passive Foreign Investment Company Considerations,” the gross amount of a distribution paid to a U.S. Holder with respect to exchangeable shares (including amounts withheld to pay Canadian withholding taxes) will be included in the holder’s gross income as a dividend to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its exchangeable shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares traded on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a “passive foreign investment company” (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.
Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to exchangeable shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

132	Brookfield Business Corporation

Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares. Subject to the discussion below under the headings “- Exercise of the Partnership Call Right” and “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of exchangeable shares equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as units) received. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or units by Brookfield pursuant to the Rights Agreement, or (ii) whose exchange request is satisfied by the delivery of cash by the partnership pursuant to the exercise of the partnership call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of units pursuant to the partnership’s exercise of the partnership call right, see the discussion below under the heading “- Exercise of the Partnership Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or units by our company is described in the following paragraph.
A redemption or exchange of exchangeable shares satisfied by our company will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the exchangeable shares, you may be required to take into account not only the exchangeable shares and other equity interests in our company that you actually own, but also other equity interests in our company that you constructively own within the meaning of Section 318 of the Code. If you own (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercise no control over our company’s corporate affairs, you may be entitled to sale or exchange treatment on a redemption or exchange of the exchangeable shares if you experience a reduction in your equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If you meet none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to the rules described above under the heading “- Taxation of Distributions”. The amount of the distribution will be equal to the amount of cash, if any, and the fair market value of property received (such as units). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder that redeems or exchanges exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its tax adviser regarding the tax treatment of a redemption or exchange, including the calculation of the holder’s tax basis in any remaining exchangeable shares in the event of a redemption or exchange that is treated as a distribution.
Exercise of the Partnership Call Right. The partnership has the right to acquire exchangeable shares directly from a shareholder under certain circumstances in exchange for units or cash (the “partnership call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for cash pursuant to the exercise of the partnership call right, see the discussion above under the heading “- Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares”.
The U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the Code. For the exchange to so qualify, the partnership (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the Code. With respect to the classification of the partnership as a partnership, see the discussion above under the heading “- Partnership Status of the Partnership and Holding LP”.

Brookfield Business Corporation	133

Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership which would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.
Based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently does not expect a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right to be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the Code. Thus, we understand that the general partner of the partnership currently expects such exchange to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If the partnership were an investment company immediately following the exchange of exchangeable shares for units by a U.S. Holder pursuant to the exercise of the partnership call right, and such exchange were to result in diversification of interests with respect to the U.S. Holder, then Section 721(a) of the Code would not apply with respect to the holder, and the holder would be treated as if the holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.
Even if a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right qualifies as tax-free under Section 721(a) of the Code, the U.S. Holder will be subject to special rules that may result in the recognition of additional taxable gain or income. Under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of built-in gain by the partnership. If Section 704(c)(1) of the Code applies with respect to a U.S. Holder, and the holder fails to disclose to the partnership its basis in exchangeable shares exchanged for units pursuant to the exercise of the partnership call right, then, solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the Code, we understand that the general partner of the partnership intends to use a reasonable method to estimate the holder’s basis in the exchangeable shares exchanged for units pursuant to the exercise of the partnership call right. To ensure compliance with Section 704(c) of the Code, such estimated basis could be lower than a U.S. Holder’s actual basis in its exchangeable shares. As a result, the amount of gain reported by the partnership to the IRS with respect to the U.S. Holder in connection with such subsequent transfers could be greater than the correct amount.

134	Brookfield Business Corporation

If Section 704(c)(1) does not apply as a result of any such subsequent transfers by the partnership or Holding LP of exchangeable shares transferred by a U.S. Holder for units in an exchange qualifying as tax-free under Section 721(a) of the Code, then the U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its exchangeable shares deferred as a result of such exchange under other provisions of the Code. Under Section 737 of the Code, the U.S. Holder could be required to recognize built-in gain if the partnership were to distribute any property of the partnership other than money (or, in certain circumstances, exchangeable shares) to such former holder of exchangeable shares within seven years of exercise of the partnership call right. Under Section 707(a) of the Code, the U.S. Holder could also be required to recognize built-in gain in certain circumstances. Section 707(a) of the Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made by a partnership to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for “operating cash flow distributions.” For this purpose, an “operating cash flow distribution” is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the “net cash flow from operations” (as defined in the applicable Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner’s percentage interest in overall partnership profits for that year or the partner’s percentage interest in overall partnership profits for the life of the partnership. If a distribution to a U.S. Holder within two years of the transfer of exchangeable shares in exchange for units is treated as part of a deemed sale transaction under Section 707(a) of the Code, the U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) the U.S. Holder’s adjusted tax basis in the exchangeable shares deemed to have been sold. Such gain or loss will be recognized in the year of the transfer of exchangeable shares in exchange for units, and, if the U.S. Holder has already filed a tax return for such year, the holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
If Section 721(a) of the Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and none of the special provisions described in the two preceding paragraphs applies, then the U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “- Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by the U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by the holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its tax adviser regarding the manner in which gain or loss should be determined in the holder’s particular circumstances and the holder’s holding period in units received in exchange for exchangeable shares.
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of units received in exchange for exchangeable shares, see the discussion in Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and each U.S. Holder should consult its tax adviser regarding such consequences in light of the holder’s particular circumstances.
Passive Foreign Investment Company Considerations. Certain adverse tax consequences could apply to a U.S. Holder if our company is treated as a PFIC for any taxable year during which the U.S. Holder holds exchangeable shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.
Based on its current and expected income, assets, and activities, our company does not expect to be a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether our company is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our company’s income and assets from time to time, there can be no assurance that our company will not be considered a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.

Brookfield Business Corporation	135

If our company were a PFIC for any taxable year during which a U.S. Holder held exchangeable shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through the holder’s ownership of exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to elect to treat its interest in our company as a “qualified electing fund” (“QEF election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that our company or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with regard to the holder’s ownership and disposition of exchangeable shares.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult its tax advisers regarding the applicability of this tax to its income and gains in respect of exchangeable shares.
Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their tax advisers regarding the information reporting obligations, if any, with respect to their ownership and disposition of exchangeable shares.
Information Reporting and Backup Withholding. Distributions on exchangeable shares made to a U.S. Holder and proceeds from the sale or other disposition of exchangeable shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

136	Brookfield Business Corporation

Consequences to Non-U.S. Holders
Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally should not be subject to U.S. federal income tax. Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a controlled foreign corporation, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their tax advisers regarding the application of these special rules.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP, OUR COMPANY, AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder who as beneficial owner and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BBUC and the partnership and (ii) holds the exchangeable shares as capital property. Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BBUC’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the proposed amendments, and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary assumes that at all relevant times (i) the exchangeable shares will be listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX), (ii) not more than 50% of the fair market value of an exchangeable share or a unit is attributable to one or more properties each of which is real property in Canada, a “Canadian resource property” or a “timber resource property”, and (iii) all or substantially all of the property of BBUC and the units of the partnership will not be “taxable Canadian property” (each as defined in the Tax Act). This summary also assumes that neither the partnership nor BBUC is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.
Following the special distribution, our company will qualify as a “mutual fund corporation” as defined in the Tax Act. Our company intends to file the necessary election under the Tax Act so that it will be deemed to be a “public corporation” effective from the beginning of its first taxation year, and therefore can qualify as a mutual fund corporation throughout its first taxation year. To maintain its “mutual fund corporation” status, BBUC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. BBUC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which exchangeable shares are outstanding and this summary assumes that will be the case. If BBUC was to cease to qualify as a “mutual fund corporation”, material adverse tax consequences to it and the holders may arise.

Brookfield Business Corporation	137

This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares as a “tax shelter investment”; (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules; (iii) that reports its “Canadian tax results” in a currency other than Canadian currency; (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units or the exchangeable shares (each as defined in the Tax Act); or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BBUC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation concerning the tax consequences to any particular holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective holders should consult their own tax advisors with respect to an investment in the exchangeable shares having regard to their particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of an exchangeable share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable share (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
Dividends on the Exchangeable Shares
Taxable dividends received on the exchangeable shares by a resident holder will be included in computing the resident holder’s income.
Dividends on the exchangeable shares received by a resident holder who is an individual will be included in computing the resident holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BBUC designates the dividends as “eligible dividends”. There may be limitations on BBUC’s ability to designate taxable dividends as eligible dividends.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the corporation’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the exchangeable shares will be deductible in computing its taxable income only if either:
(a)the specified financial institution did not acquire the exchangeable shares in the ordinary course of its business; or
(b)at the time of receipt of the taxable dividends by the specified financial institution,
(i)the exchangeable shares are listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX); and

138	Brookfield Business Corporation

(ii)dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by
A.the specified financial institution; or
B.the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.
Holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of exchangeable shares held by such holders.
A resident holder of the exchangeable shares which is a corporation other than a “private corporation” or a “financial intermediary corporation” (each as defined in the Tax Act) will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any taxable dividends received by it on the exchangeable shares to the extent that such taxable dividends are deductible in computing its taxable income.
A resident holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the exchangeable shares, to the extent that such dividends are deductible in computing its taxable income. Where Part IV.1 tax also applies to a taxable dividend received by a corporation, the rate of Part IV tax payable by the corporation is reduced by the rate of Part IV.1 tax.
The amount of any dividend that BBUC elects to pay from its “capital gains dividend account” (as defined in the Tax Act), or a capital gains dividend, received by a resident holder of the exchangeable shares from BBUC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
Having regard to the dividend policy of BBUC, a resident holder acquiring exchangeable shares may become taxable on income or capital gains accrued or realized before such holder acquired such exchangeable shares.
Taxable dividends or capital gains dividends paid to a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to BBUC (whether on a redemption by BBUC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition.
In general, one-half of a capital gain realized by a resident holder in a taxation year must be included in income as a taxable capital gain. One-half of a capital loss realized by a resident holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.
The amount of any capital loss realized by a resident holder that is a corporation on the disposition of an exchangeable share may be reduced by the amount of any dividends received or deemed to be received by the resident holder on such exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.

Brookfield Business Corporation	139

A taxable capital gain realized by a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
The cost to a resident holder of a unit received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations”.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the exchangeable shares will be qualified investments under the Tax Act for a trust governed by a tax-free savings account (“TFSA”), registered disability savings plan (“RDSP”), registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), or a registered education savings plan (“RESP”).
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BBUC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BBUC. Generally, such holder, annuitant or subscriber, as the case may be, will not have a significant interest in BBUC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BBUC or of any corporation that is related to BBUC (for purposes of the Tax Act). Holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holder, annuitant or subscriber.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property” for purposes of such rules, in their particular circumstances.
Taxation of Holders Not Resident in Canada
The following portion of the summary is generally applicable to a holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the exchangeable shares in a business carried on in Canada (a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Dividends on the Exchangeable Shares
Dividends, other than capital gains dividends, paid or credited on the exchangeable shares or deemed to be paid or credited on the exchangeable shares to a non-resident holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention between Canada and the country in which the non-resident holder is resident.

140	Brookfield Business Corporation

The same Canadian withholding tax consequences apply to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BBUC unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BBUC’s “TCP gains balance” is the amount of BBUC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act). BBUC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A non-resident holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of exchangeable shares unless the exchangeable shares are “taxable Canadian property” of the non-resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.
Generally, the exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time provided that BBUC is a mutual fund corporation unless, at any particular time during the sixty (60)-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BBUC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the exchangeable shares was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A holder of exchangeable shares that also holds one or more units will generally meet the condition in (a) above; however, BBUC does not expect that the condition in (b) will be met.
BBUC expects that at all relevant times, all or substantially all of its property and the units of the partnership will not be “taxable Canadian property”.
Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the exchangeable shares may be deemed to be “taxable Canadian property.” Non-resident holders for whom exchangeable shares may constitute “taxable Canadian property” should consult their own tax advisors.
The cost to a non-resident holder of a unit received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a non-resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the non-resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see the section titled Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations”.
Bermuda Tax Considerations
In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to our company or any of its operations until March 31, 2035. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of our company.

Brookfield Business Corporation	141

Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
10.F. DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G. STATEMENT BY EXPERTS
Not applicable.
10.H. DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the general partner of the partnership’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbu.brookfield.com/bbuc.
In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
10.I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B., “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

142	Brookfield Business Corporation

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Patricia Zuccotti possesses specific accounting and financial management expertise and that she is an audit committee financial expert as defined by the SEC and is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
ITEM 16B. CODE OF ETHICS
Our company has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of our company, the partnership, the general partner of the partnership, any officers or employees of the general partner of the partnership and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com/bbuc.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.

Brookfield Business Corporation	143

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the period ended December 31, 2021:

	December 31, 2021		December 31, 2020		December 31, 2019
(US$ MILLIONS, except as noted)	USD	%	USD	%	USD	%
Audit fees (1)	$757	100%	$—	—%	$—	—%
Audit-related fees	—	—%	—	—%	—	—%
Tax fees	—	—%	—	—%	—	—%
Total	$757	100%	$—	—%	$—	—%
____________________________________
(1)Audit fees relate to annual fees for the audits of our company, including its subsidiaries.
The audit committee of our company pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. As of the date of this Form 20-F, we have not repurchased any of our exchangeable shares.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of corporations under the NYSE Listing Standards, except that we do not have a compensation committee and compensation decisions are made by the governance and nominating committee and/or the Service Providers, as applicable.
ITEM 16H. MINING SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

144	Brookfield Business Corporation

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19. EXHIBITS

Brookfield Business Corporation	145

Number	Description
1.1	Notice of Articles and Articles of Incorporation of Brookfield Business Corporation(1)
2.1	Description of Securities*
4.1	Rights Agreement, dated as of March 15, 2022, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association (2)
4.2	Registration Rights Agreement, dated as of March 15, 2022, between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Asset Management Inc.(3)
4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc., dated June 1, 2016 (4)
4.4.	Amendment to the Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc.(5)
4.5	Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P. (6)
4.6	Guarantee, dated as of March 15, 2022, by BBUC Holdings Inc. in favor of certain global party lenders (7)
4.7	Credit Agreement, dated as of March 15, 2022, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower (8)
4.8	Credit Agreement, dated as of March 15, 2022, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower (9)
4.9	Promissory Note, dated as of March 9, 2022, by Brookfield BBP Canada Holdings Inc. (10)
4.10
Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc.(11)

4.11	Equity Commitment Agreement, dated as of March 15, 2022, between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc.(12)
4.12	Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., Brookfield Business L.P. and the other parties thereto (13)
4.13	First Amendment to the Master Services Agreement, dated as of March 15, 2022, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers (14)
4.14	Commitment Agreement, dated as of February 4, 2022, between Brookfield Asset Management Inc. and Brookfield Business Partners L.P. (15)
8.1	List of subsidiaries of Brookfield Business Corporation (incorporated by reference to Item 4.C., Organizational Structure)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter of Brookfield Business Corporation*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
____________________________________
* Filed herewith.
(1)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(2)Incorporated by reference to Exhibit 99.2 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(3)Incorporated by reference to Exhibit 99.3 to our company’s Current Report on Form 6-K filed on March 21, 2022.

146	Brookfield Business Corporation

(4)Incorporated by reference to Exhibit 99.5 to Brookfield Business Partners L.P.’s Form 6-K filed on June 22, 2016.
(5)Incorporated by reference to Exhibit 99.13 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(6)Incorporated by reference to Exhibit 99.8 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016.
(7)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(8)Incorporated by reference to Exhibit 99.5 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(9)Incorporated by reference to Exhibit 99.6 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(10)Incorporated by reference to Exhibit 99.7 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(11)Incorporated by reference to Exhibit 99.8 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(12)Incorporated by reference to Exhibit 99.9 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(13)Incorporated by reference to Exhibit 99.3 to Brookfield Business Partners L.P.’s Form 6-K, filed on June 22, 2016.
(14)Incorporated by reference to Exhibit 99.10 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(15)Incorporated by reference to Exhibit 99.11 to our company’s Current Report on Form 6-K, filed on March 21, 2022.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Corporation	147

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Senior Vice President
Date: March 29, 2022

148	Brookfield Business Corporation

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Corporation as at December 31, 2021 and 2020 and for each of the years in the three years ended December 31, 2021	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
Audited Consolidated Financial Statements of Brookfield Business Corporation

F-2	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Business Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.
Goodwill — Refer to Notes 2(n) and 12 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at each of its healthcare services and construction operations cash generating units (“CGU”) (included within the business services segment) involves assessing if the carrying amount, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue projections, perpetuity growth rates and discount rates. The goodwill balance was $2,216 million as of December 31, 2021, of which $2,019 million was allocated to the Company’s healthcare services and construction operations CGUs. The recoverable amount of each of the healthcare services and construction operations CGUs exceeded their respective carrying amounts therefore no impairment was recognized
We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of each CGU, specifically the forecasts of future revenues, perpetuity growth rates and discount rates. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the two CGUs included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue projections and perpetuity growth rates made by management.
•Evaluated the reasonableness of management’s forecasts of future revenues by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Comparing forecasts to historical results, the Board approved business plan, available macroeconomic and market specific information, and considering the impact of contradictory evidence identified through other audit procedures, as appropriate.

Brookfield Business Corporation	F-3

•With the assistance of fair value specialists, evaluated the reasonableness of the perpetuity growth rates against actual results, applicable market data, and industry and macroeconomic benchmarks, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates, benchmarking the assumptions against publicly available information and developing a range of independent estimates based on market data and comparing those to the discount rates selected by management, as appropriate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2022

We have served as the company’s auditor since 2021.

F-4	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	3	$894	$777
Financial assets	4	88	319
Accounts and other receivable, net	5	1,602	1,631
Inventory, net	6	580	713
Other assets	8	702	723
		3,866	4,163
Financial assets	4	261	241
Accounts and other receivable, net	5	679	671
Other assets	8	218	154
Property, plant and equipment	10	4,036	4,318
Deferred income tax assets	17	348	341
Intangible assets	11	4,226	4,365
Equity accounted investments	13	70	73
Goodwill	12	2,216	2,331
		$15,920	$16,657
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$3,716	$4,152
Loan payable to Brookfield Business Partners	23	1,860	—
Non-recourse borrowings in subsidiaries of the company	16	53	114
		5,629	4,266
Accounts payable and other	14	3,475	4,096
Non-recourse borrowings in subsidiaries of the company	16	5,193	5,075
Deferred income tax liabilities	17	487	514
		$14,784	$13,951
Equity
Brookfield Business Partners (1)		$(516)	$1,227
Non-controlling interests	9	1,652	1,479
		1,136	2,706
		$15,920	$16,657
____________________________________
(1)Common equity is attributable to the partnership prior to the BBUC reorganization and subsequently as a result of the partnership holding all the issued and outstanding common shares issued by our company. Please refer to Note 2 (b) Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS)	Notes	2021	2020	2019
Revenues	22	$9,649	$9,606	$9,903
Direct operating costs	19	(8,801)	(8,853)	(9,058)
General and administrative expenses		(282)	(313)	(336)
Interest income (expense), net		(401)	(405)	(396)
Equity accounted income (loss), net	13	5	3	22
Impairment expense, net	10, 12	—	—	(131)
Gain (loss) on acquisitions/dispositions, net	7	—	55	13
Other income (expense), net		(89)	(234)	(142)
Income (loss) before income tax		81	(141)	(125)
Income tax (expense) recovery
Current	17	(33)	(27)	(77)
Deferred	17	45	41	68
Net income (loss)		$93	$(127)	$(134)
Attributable to:
Brookfield Business Partners		$36	$(164)	$(128)
Non-controlling interests	9	57	37	(6)
		$93	$(127)	$(134)

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2021	2020	2019
Net income (loss)		$93	$(127)	$(134)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(214)	(127)	(51)
Net investment and cash flow hedges	3	132	(44)	(61)
Taxes on the above items	17	(13)	(8)	1
Reclassification to profit or loss		46	44	10
		(49)	(135)	(101)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	28	264	(90)	(95)
Taxes on the above items	17	(12)	4	1
Total other comprehensive income (loss)		203	(221)	(195)
Comprehensive income (loss)		$296	$(348)	$(329)
Attributable to:
Brookfield Business Partners		$83	$(205)	$(172)
Non-controlling interests		213	(143)	(157)
		$296	$(348)	$(329)

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2021	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
Net income (loss)	—	36	—	—	36	57	93
Other comprehensive income (loss)	—	—	—	47	47	156	203
Total comprehensive income (loss)	—	36	—	47	83	213	296
Contributions	52	—	—	—	52	10	62
Distributions	—	(18)	—	—	(18)	(50)	(68)
Ownership changes (2)	—	—	—	—	—	—	—
Reorganization (3)	(1,860)	—	—	—	(1,860)	—	(1,860)
Balance as at December 31, 2021	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Balance as at January 1, 2020	$1,880	$(508)	$439	$(414)	$1,397	$1,768	$3,165
Net income (loss)	—	(164)	—	—	(164)	37	(127)
Other comprehensive income (loss)	—	—	—	(41)	(41)	(180)	(221)
Total comprehensive income (loss)	—	(164)	—	(41)	(205)	(143)	(348)
Contributions	87	—	—	—	87	112	199
Distributions	—	(94)	—	—	(94)	(257)	(351)
Ownership changes (2)	—	36	6	—	42	(1)	41
Balance as at December 31, 2020	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
____________________________________
(1)See Note 18 for additional information.
(2)Includes gains or losses on changes in ownership interests of subsidiaries.
(3)See Note 1 for additional information.

F-8	Brookfield Business Corporation

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2019	$1,585	$(260)	$412	$(370)	$1,367	$1,536	$2,903
Net income (loss)	—	(128)	—	—	(128)	(6)	(134)
Other comprehensive income (loss)	—	—	—	(44)	(44)	(151)	(195)
Total comprehensive income (loss)	—	(128)	—	(44)	(172)	(157)	(329)
Contributions	295	—	16	—	311	34	345
Distributions	—	(120)	—	—	(120)	(326)	(446)
Ownership changes (2)	—	—	11	—	11	(64)	(53)
Acquisition of interest	—	—	—	—	—	745	745
Balance as at December 31, 2019	$1,880	$(508)	$439	$(414)	$1,397	$1,768	$3,165
____________________________________
(1)See Note 18 for additional information.
(2)Includes gains or losses on changes in ownership interests of subsidiaries.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-9

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2021	2020	2019
Operating Activities
Net income (loss)		$93	$(127)	$(134)
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	(1)	(1)	(18)
Impairment expense, net	10, 11, 12	—	—	131
Depreciation and amortization expense		603	585	520
Gain on acquisitions/dispositions, net	7	—	(55)	(13)
Provisions and other items		81	189	28
Deferred income tax expense (recovery)	17	(45)	(41)	(68)
Changes in non-cash working capital, net	27	(113)	(36)	307
Cash from operating activities		618	514	753
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		484	1,103	4,402
Repayment of non-recourse borrowings in subsidiaries of the company		(296)	(1,105)	(1,029)
Proceeds from other financing		57	55	—
Repayment of other financing		(114)	(100)	(42)
Lease liability repayment		(94)	(71)	(67)
Capital provided by others who have interests in operating subsidiaries		—	111	751
Capital paid to others who have interests in operating subsidiaries		—	—	(10)
Distributions to others who have interests in operating subsidiaries		(41)	(255)	(324)
Contributions provided from (distributions to) parent		18	(31)	(120)
Cash from (used in) financing activities		14	(293)	3,561
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(7)	(23)	(4,320)
Property, plant and equipment and intangible assets		(728)	(477)	(407)
Financial assets and other		—	(2)	(6)
Equity accounted investments		(2)	—	—
Dispositions
Subsidiaries, net of cash disposed		—	372	209
Property, plant and equipment and intangible assets		9	9	21
Financial assets and other		7	1	206
Net settlement of hedges		1	120	—
Restricted cash and deposits		242	(235)	167
Cash (used in) investing activities		(478)	(235)	(4,130)
Cash and cash equivalents
Change during the period		154	(14)	184
Impact of foreign exchange		(37)	(1)	(9)
Net change in cash reclassified as assets held for sale		—	—	(57)
Balance, beginning of year		777	792	674
Balance, end of year		$894	$777	$792
Supplemental cash flow information is presented in Note 27

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
a)    Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (“BBUC” or the “company”), is an owner and operator of services and industrial operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Business Partners. The partnership, the company and respective subsidiaries, are referred to collectively as the group. Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of BBUC and the partnership. The partnership holds all the issued and outstanding common equity of the company as at December 31, 2021. The registered head office of Brookfield Business Corporation is 250 Vesey Street, New York, NY, United States.
On November 29, 2021, a subsidiary of the partnership transferred its direct and indirect interests in Healthscope Pty Limited (“Healthscope”), Multiplex Global Limited (“Multiplex”), BRK Ambiental Participações S.A. (“BRK Ambiental”), a portion of its indirect interest in Westinghouse Electric Company (“Westinghouse”) and a related receivable to our company for consideration which included $1,860 million of non-interest bearing demand promissory notes of the company, and approximately 7 million common shares of the company (the “BBUC reorganization”). The BBUC reorganization represents a transaction between entities under common control and was accounted for in accordance with the company’s accounting policy election with respect to common control transactions provided in Note 2 (ac)(iii). The promissory note was settled as part of the special distribution of BBUC, refer to Note 26, Subsequent Events for additional information.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Board of Directors of the company on March 29, 2022.
(b)Basis of presentation
The consolidated financial statements are prepared on a going concern basis.
For the periods prior to the BBUC reorganization, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to the company. During this period, all of the assets and liabilities presented were controlled by the partnership. Subsequent to the BBUC reorganization, the assets and liabilities were transferred to the company at their carrying values. All intercompany balances, transactions, revenues and expenses within the company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. These allocated general corporate costs are being recognized in general and administrative expenses on the consolidated statements of operating results. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect the company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented.
Subsequent to the BBUC reorganization, the company is no longer allocated general corporate expenses of the parent company.

Brookfield Business Corporation	F-11

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Continuity of interests
As described above, the company was established on June 21, 2021 by the partnership. As part of the BBUC reorganization, the partnership contributed the businesses and a related receivable to the company in exchange for $1,860 million of non-interest bearing demand promissory notes of the company, and approximately 7 million common shares of the company. The partnership directly and indirectly controlled the company prior to the BBUC reorganization and continues to control the company subsequent to the BBUC reorganization through its interests in the company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the company. In accordance with the company’s and the partnership’s accounting policy, the company has reflected the businesses in the consolidated statements of financial position and financial performance using the partnership’s carrying values prior to the BBUC reorganization.
To reflect this continuity of interests, these consolidated financial statements provide comparative information of the company for the periods prior to the BBUC reorganization, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to the company have been reflected prospectively from the date of the contribution and have not been reflected in the results of operations or financial position of the company prior to the BBUC reorganization, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to the BBUC reorganization is presented based on the historical financial information for the company as previously reported by the partnership. For the period after the BBUC reorganization, the results are based on the actual results of the company, including the impact of contractual relationships created or modified in association with the contribution of the businesses to the company. As the partnership holds all of the common shares of the company, which is the only class of shares of the company presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the BBUC reorganization.
“Reorganization” as shown in the consolidated statements of changes in equity represents the elimination of the businesses’ capital upon transfer of the businesses to the company, net of a deemed distribution representing the difference between the net assets of the businesses acquired and the consideration paid by the company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flows as a financing activity.
(d)Interests in other entities
(i)    Subsidiaries
These financial statements include the accounts of the company and subsidiaries over which the company has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the company obtained control, and continue to be consolidated until the date when control is lost. The company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in company capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about the wholly-owned subsidiaries of the company as at December 31, 2021 and 2020:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2021	2020	2021	2020
Business services
Construction operations	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%

F-12	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

The following table presents details of non-wholly-owned subsidiaries of the company:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2021	2020	2021	2020
Business services
Healthcare services operations	Healthscope Pty Ltd.	Australia	100%	100%	28%	28%
Infrastructure services
Nuclear technology services operations	Westinghouse Electric Company	United States	100%	100%	27%	27%
Industrials
Water and wastewater operations	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
(ii)    Associates and joint ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting for equity accounted investments on the consolidated statements of financial position.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2 (l).
(e)Foreign currency translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries and equity accounted investments determines its own functional currency and items included in the financial statements of each subsidiary and equity accounted investment are measured using that functional currency. The company’s subsidiaries have functional currencies other than the U.S. dollar consisting of Australian dollars, Brazilian reais, and British pounds.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity.
On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

Brookfield Business Corporation	F-13

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Foreign currency denominated monetary assets and liabilities are translated using the exchange rate prevailing at the reporting date and non-monetary assets and liabilities are measured at their historic cost and translated at the exchange rate on the transaction date. Revenues and expenses are measured at average exchange rates during the period. Gains or losses on translation of these items are included in the consolidated statements of operating results.
(f)Business combinations
Business acquisitions, in which control is acquired, are accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”), other than those between entities under common control.
The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the company in exchange for control of the acquiree. Transaction costs are recognized in the consolidated statements of operating results as incurred and included in other income (expense), net.
Where applicable, the consideration for each acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently remeasured.
Where a business combination is achieved in stages, the company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the company attains control. The resulting gain or loss, if any, is recognized in the consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) are reclassified to the consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, the company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
The measurement period is the period from the date of acquisition to the date the company obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is a maximum of one year subsequent to the acquisition date.
If, after reassessment, the company’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”).
(g)Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits, and short-term investments with original maturities of three months or less.
(h)Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for credit losses.

F-14	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(i)Inventory, net
Inventory, net, is valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.
(j)Related party transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the financial statements. Related party transactions are further described in Note 23.
(k)Property, plant, equipment, or PP&E
PP&E, which includes right-of-use assets, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Depreciation on PP&E is calculated so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery, equipment and vessels are depreciated over their expected useful lives on a straight-line basis. Right-of-use assets are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
(l)Asset impairment
At each reporting date, the company assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount of the asset determined as the higher of the estimated fair value less costs of disposal or the value in use of the asset is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(m)Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The company’s intangible assets comprise primarily water and sewage concession rights, brand names, computer software, customer relationships, proprietary technology and product development costs.

Brookfield Business Corporation	F-15

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less any accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets acquired separately. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 40 years
Brand names	Up to 20 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Proprietary technology	Up to 20 years
Product development costs	Up to 5 years
Certain of the company’s intangible assets have an indefinite life, as described in Note 11, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of operating results when the asset is derecognized.
(n)Goodwill
Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the identifiable assets and liabilities acquired. Goodwill is allocated to the cash-generating unit or units to which it relates. The company identifies cash-generating units as identifiable groups of assets whose cash inflows are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment on an annual basis or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to impairment expense, net in the consolidated statements of operating results in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(o)Revenue from contracts with customers
Construction services
The company’s construction services business provides end-to-end design and development solutions under contracts with its customers. The company recognizes revenues on these contracts over a period of time. The company uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 15 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.

F-16	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. For variable consideration, revenues are only recognized to the extent that it is highly probable that a significant reversal in the amount of revenues recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Healthcare services
The fees and related costs for providing healthcare services are recognized over the time period in which the services are provided.
Nuclear technology services operations
Revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The company uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Water and wastewater operations
Revenues from the provision of water and wastewater services are recognized over time as the provision of water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
Revenues from construction are determined and recognized using the percentage of completion method by means of the addition of the profit margin to the related costs incurred on an accrual basis.
(p)Contract work in progress
The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included in accounts and other receivable, net on the consolidated statements of financial position. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability in accounts payable and other.
Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with performance obligations satisfied over time, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.
(q)Financial instruments and hedge accounting
Classification and measurement
The table below summarizes the company’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

Brookfield Business Corporation	F-17

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	Amortized cost / FVTPL / FVOCI	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the company
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________
(1) Derivatives are classified and measured at FVTPL except those designated in hedging relationships.
The classification of financial instruments depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The company maintains a portfolio of marketable securities comprising equity and debt securities. Marketable securities are recognized at fair value on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss (“FVTPL”) or other comprehensive income (“FVOCI”). For investments in debt instruments, subsequent measurement will depend on the business model for which the investments are held and the cash flow characteristics of the debt instruments.
At initial recognition, the company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at FVTPL are expensed in other income (expense), net in the consolidated statements of operating results.
Financial assets carried at amortized cost are measured based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.
Derivatives and hedging activities
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks, interest rate risks and commodity price risks. Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

F-18	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(i)Items classified as hedges
Net investment hedges
Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.
Cash flow hedges
Unrealized gains and losses on commodity contracts designated as hedges of commodity price fluctuations are included in equity as a cash flow hedge when the commodity price risk relates to inputs to production of inventory. Upon settlement of the commodity contracts designated as cash flow hedges, the realized gains and losses are reclassified from equity into inventory as a basis adjustment. The impact of the commodity contracts designated as cash flow hedges is recognized in profit or loss when the inventory is sold.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.
Unrealized gains and losses on forward currency contracts designated as hedges of the company’s exposure to foreign currency risk in forecast transactions and firm commitments are included in equity as a cash flow hedge. The amounts accumulated in equity are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.
(ii)Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in other income (expense), net on the consolidated statements of operating results.
(r)Interest income
Interest from interest-bearing assets and liabilities not measured at fair value through profit or loss is recognized as interest income using the effective interest method. The effective interest rate (“EIR”) is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
(s)Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Brookfield Business Corporation	F-19

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
Level 3 -	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Further information on fair value measurements is available in Note 4.
(t)Income taxes
Income tax expense represents the sum of the tax accrued in the period and deferred income tax.
(i)Current income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.
(ii)Deferred income taxes
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments, and interests in joint ventures, except where the company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which the company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the company intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

F-20	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(u)Provisions
Provisions are recognized when the company has a present obligation either legal or constructive as a result of a past event, it is probable that the company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position with a corresponding expense recorded in other income (expense), net in the consolidated statements of operating results.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
(i)Provisions for defects
Provisions made for defects are based on a standard percentage charge of the aggregate contract value of completed construction projects and represents a provision for potential latent defects that generally manifest over a period of time following practical completion.
Claims against the company are also recorded as part of provisions for defects when it is probable that the company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
(ii)Decommissioning liabilities
Certain of the company’s subsidiaries record decommissioning liabilities related to the requirement to remediate the property where operations are conducted.
The company recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to other income (expense), net in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.
(iii)Provisions for onerous contracts
Present obligations arising from onerous contracts are recognized as provisions in accounts payable and other, and measured at the present value of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. An onerous contract is considered to exist where the company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Brookfield Business Corporation	F-21

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(v)Earnings per share
Earnings per share have not been presented in the consolidated financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share.
(w)Pensions and other post-employment benefits
Certain of the company’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
Certain of the company’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, the company recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in the consolidated statements of financial position. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management’s best estimate of salary escalation, retirement ages of employees and their expected future longevity.
For the purposes of calculating the expected return on plan assets, the plan assets are measured at fair value.
The company recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.
(x)Assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, neither of property, plant and equipment and intangible assets are depreciated or amortized.
(y)Segments
The company’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (the “CODM”) to assess performance and make decisions regarding resource allocation. The company has assessed the CODM to be the Chief Executive Officer and Chief Financial Officer. The company’s operating segments are business services, infrastructure services and industrials.
(z)Leases
The company accounts for leases under IFRS 16, Leases (“IFRS 16”). When the company is a lessee, the company assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

F-22	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed lease payments, including in-substance fixed payments, less any lease incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and (v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The company remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when: (i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; (ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or (iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The company applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2 (l).
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are recorded in direct operating costs on the consolidated statements of operating results.
When the company is a lessor, a lease is classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, the company recognizes a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases are recognized into income on a straight-line or other systematic basis.
(aa)Government assistance
The company applies IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for government grants and other government assistance received by its subsidiaries. Government grants are recognized when there is reasonable assurance that the assistance will be received and the company will comply with all relevant conditions. The company recognizes government grants in the consolidated statements of operating results on a systematic basis over the periods in which the company recognizes expenses for which the grants were provided.
(ab)Critical accounting judgments and key sources of estimation uncertainty
The preparation of the company’s financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Brookfield Business Corporation	F-23

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing the company’s financial statements are outlined below.
(i)Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
(ii)Determination of control
The company consolidates an investee when it controls the investee, with control existing if, and only if, the company has power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use that power over the investee to affect the amount of the company’s returns.
In determining if the company has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the company the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the company to appoint directors. The company enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements (“IFRS 10”)). In assessing if the company has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the company’s voting interest differs from the ownership interest in an investee. In determining if the company has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the company is an investor as to whether the company is a principal or agent and whether another entity with decision making rights is acting as the company’s agent. If it is determined that the company is acting as an agent, as opposed to a principal, the company does not control the investee.
(iii)Common control transactions
IFRS 3 does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor’s financial statements.
(iv)Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including the determination of the company’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its fair value less costs of disposal or value in use.

F-24	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(v)Revenue recognition
Judgment is applied where certain of the company’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
(vi)Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the creditworthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
(vii)Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the licensed nuclear facilities serviced by the company. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(viii)Uncertainty of income tax treatments
The company applies IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(ix)Other
Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill, respectively; and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
(ac)Future changes in accounting policies
(i)    Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
(ii)    Amendments to IAS 12 - Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.

Brookfield Business Corporation	F-25

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(iii)    Amendments to IAS 37
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The company is currently assessing the impact of these amendments.
(iv)    Amendments to IFRS 10 and IAS 28 - Investments in associates and joint ventures (“IAS 28”)
The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The company is currently assessing the impact of these amendments.
(v)    Amendments to IFRS 3 - Business combinations - Reference to conceptual framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of these amendments.
(vi)    IFRS 9 - Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendment.
There are currently no other future changes to IFRS with potential impacts on the company.

F-26	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(ad)New accounting policies
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2021.
(i)    IFRS 9, IAS 39, IFRS 7 and IFRS 16 amendments for IBOR reform
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR effective for June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021. The company is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps and to update hedge designations.
The amendments provide temporary relief which address the financial reporting effects when an interbank offered rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).
The amendments include the following practical expedients:
•To require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
•Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued; and
•Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the consolidated financial statements of the company. The company intends to use the practical expedients in future periods when they become applicable.
NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatility as applicable.

Brookfield Business Corporation	F-27

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$894	$894
Accounts and other receivable, net (current and non-current)	—	—	2,281	2,281
Other assets (current and non-current) (1)	—	—	427	427
Financial assets (current and non-current) (2)	1	84	264	349
Total (3)	$1	$84	$3,866	$3,951
Financial liabilities
Accounts payable and other (2) (4)	$4	$90	$4,158	$4,252
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	5,246	5,246
Total	$4	$90	$9,404	$9,498
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $493 million.
(2)Refer to Hedging Activities in Note 3(a) below.
(3)Total financial assets include $1,392 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenues, work in progress, and post-employment benefits of $2,939 million.
Included in cash and cash equivalents as at December 31, 2021 is $704 million of cash (2020: $548 million) and $190 million of cash equivalents (2020: $229 million).
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$777	$777
Accounts and other receivable, net (current and non-current)	—	—	2,302	2,302
Other assets (current and non-current) (1)	—	—	481	481
Financial assets (current and non-current) (2)	3	52	505	560
Total (3)	$3	$52	$4,065	$4,120
Financial liabilities
Accounts payable and other (4)	$5	$232	$4,619	$4,856
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	5,189	5,189
Total	$5	$232	$9,808	$10,045
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $396 million.
(2)Refer to Hedging Activities in Note 3(a) below.
(3)Total financial assets include $1,584 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenues, work in progress, and post-employment benefits of $3,392 million.

F-28	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(a)Hedging activities
The company uses foreign exchange contracts to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2021, pre-tax net gain of $62 million (2020: net gain of $80 million, 2019: net loss of $12 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2021, there was a derivative asset balance of $30 million (2020: $1 million) and derivative liability balance of $13 million (2020: $47 million) relating to derivative contracts designated as net investment hedges.
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the year ended December 31, 2021, pre-tax net gain of $70 million (2020: net loss of $124 million, 2019: net loss of $49 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2021, there was an unrealized derivative asset balance of $54 million (2020: $51 million) and derivative liability balance of $76 million (2020: $185 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments not in a hedging relationship are measured at fair value, with changes in fair value recognized in the consolidated financial statements of operating results.
In accordance with the fair value hierarchy of financial instruments, the derivatives are considered Level 2. As at December 31, 2021, the company reported $85 million (2020: $55 million) of derivative assets and $94 million (2020: $237 million) of derivative liabilities.
(b)Fair value hierarchical levels — financial instruments
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2021	Carrying value December 31, 2020	Valuation technique(s) and key input(s)
Derivative assets	$85	$55	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Derivative liabilities	$94	$237	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the consolidated statements of financial position where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at December 31, 2021, $nil of financial assets (2020: $42 million) and $nil of financial liabilities (2020: $3 million) were offset in the consolidated statements of financial position related to derivative financial instruments.

Brookfield Business Corporation	F-29

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 4. FINANCIAL ASSETS

(US$ MILLIONS)	2021	2020
Current
Restricted cash	$47	$299
Derivative contracts	40	19
Loans and notes receivable	1	1
Total current	$88	$319
Non-current
Restricted cash	209	204
Derivative contracts	45	36
Loans and notes receivable	7	1
Total non-current	$261	$241
NOTE 5. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2021	2020
Current, net	$1,602	$1,631
Non-current, net
Accounts receivable	46	48
Retainer on customer contract	61	68
Billing rights	572	555
Total non-current, net	$679	$671
Total	$2,281	$2,302
Non-current billing rights primarily represent unbilled rights arising at the water and wastewater operations of the company from revenues earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts receivable balance as at December 31, 2021 was $231 million (December 31, 2020: $244 million), and the retention balance included in the non-current accounts receivable balance as at December 31, 2021 was $61 million (December 31, 2020: $68 million).
The amount of accounts and other receivables written down for bad debts was as follows:

(US$ MILLIONS)	2021	2020	2019
Loss allowance - beginning	$65	$60	$38
Add: increase in allowance	22	20	34
Deduct: bad debt write offs	(18)	(7)	(12)
Foreign currency translation and other	(5)	(8)	—
Loss allowance - ending	$64	$65	$60

F-30	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 6. INVENTORY, NET

(US$ MILLIONS)	2021	2020
Raw materials and consumables	$245	$254
Work in progress	139	119
Finished goods and other	196	340
Carrying amount of inventories	$580	$713
The amount of inventory written down was as follows:

(US$ MILLIONS)	2021	2020	2019
Inventory obsolescence provision - beginning	$12	$20	$19
Add: increase in provision	2	3	2
Deduct: inventory obsolescence write off	(4)	(12)	(1)
Impact of foreign exchange	—	1	—
Inventory obsolescence provision - ending	$10	$12	$20
NOTE 7. DISPOSITIONS
For the year ended December 31, 2021, the company recognized net gains on dispositions of $nil (2020: $55 million; 2019: $13 million).
(a)Dispositions completed in 2021
There are no material dispositions for the year ended December 31, 2021.
(b)Dispositions completed in 2020
Business services - New Zealand pathology business
In November 2020, the company’s healthcare services operations completed the sale of its New Zealand pathology business for gross proceeds of $390 million, resulting in a $55 million pre-tax gain recognized by the company.
(c)Dispositions completed in 2019
Industrials - Water and wastewater services
In September 2019, the company’s water and wastewater operations completed the sale of certain assets and liabilities related to its industrial water treatment business segment for proceeds of approximately $220 million, resulting in a $16 million pre-tax gain recognized by the company.

Brookfield Business Corporation	F-31

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 8. OTHER ASSETS

(US$ MILLIONS)	2021	2020
Current
Work in progress (1)	$427	$481
Prepayments and other assets	274	232
Assets held for sale	1	10
Total current	$702	$723
Non-current
Prepayments and other assets	218	154
Total non-current	$218	$154
____________________________________
(1)See Note 15 for additional information.
NOTE 9. NON-WHOLLY-OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2021 and 2020 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2021, 2020 and 2019 from the company’s investments in material non-wholly-owned subsidiaries:

	Year ended December 31, 2021
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$2,483	$11,118	$2,313	$9,006	$5,944	$76	$219	$57	$(50)	$1,652

	Year ended December 31, 2020
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$2,574	$11,531	$2,543	$9,522	$5,691	$49	$(222)	$37	$(257)	$1,479

	Year ended December 31, 2019
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Total	$5,157	$1	$(193)	$(6)	$(326)	$1,768

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
    The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the company’s consolidated statements of financial position:

(US$ MILLIONS)	2021	2020
Non-controlling interests related to material non-wholly-owned subsidiaries
Business services	$889	$905
Infrastructure services	34	(213)
Industrials	729	787
Total non-controlling interests in material non-wholly-owned subsidiaries	$1,652	$1,479
NOTE 10. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Others	Right-of-use assets	Total assets
Gross carrying amount
Balance at January 1, 2020	$72	$2,253	$1,004	$535	$540	$4,404
Additions (cash and non-cash)	—	25	167	13	72	277
Dispositions	—	(2)	(64)	(21)	(62)	(149)
Acquisitions through business combinations	—	3	11	—	3	17
Transfers and assets reclassified as held for sale (1)	—	26	19	(73)	—	(28)
Foreign currency translation and other	14	290	55	22	15	396
Balance at December 31, 2020	$86	$2,595	$1,192	$476	$568	$4,917
Additions (cash and non-cash)	—	76	172	6	61	315
Dispositions	—	(9)	(119)	(3)	(24)	(155)
Transfers and assets reclassified as held for sale (1)	—	(4)	(2)	4	(1)	(3)
Foreign currency translation and other	(5)	(159)	(42)	(23)	(25)	(254)
Balances at December 31, 2021	$81	$2,499	$1,201	$460	$579	$4,820
Accumulated depreciation and impairment
Balance at January 1, 2020	$—	$(55)	(197)	(19)	(66)	(337)
Depreciation/depletion/impairment expense	—	(60)	(164)	(25)	(86)	(335)
Dispositions	—	4	37	10	36	87
Transfers and assets reclassified as held for sale (1)	—	16	(5)	7	—	18
Foreign currency translation and other	—	(12)	(15)	(2)	(3)	(32)
Balances at December 31, 2020 (2)	$—	$(107)	$(344)	$(29)	$(119)	$(599)
Depreciation/depletion/impairment expense	—	(67)	(171)	(19)	(84)	(341)
Dispositions	—	4	111	2	21	138
Transfers and assets reclassified as held for sale (1)	—	(16)	2	—	—	(14)
Foreign currency translation and other	—	8	10	2	12	32
Balance at December 31, 2021 (2)	$—	$(178)	$(392)	$(44)	$(170)	$(784)
Net book value
December 31, 2020	$86	$2,488	$848	$447	$449	$4,318
December 31, 2021	$81	$2,321	$809	$416	$409	$4,036
____________________________________
(1)Includes assets that were reclassified as held for sale and subsequently disposed. See Note 7 and Note 8 for additional information.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
As at December 31, 2021, PP&E included approximately $409 million (2020: $449 million) of right-of-use assets and $3 million (2020: $2 million) of assets subject to operating leases in which the company is a lessor. During the year ended December 31, 2021, additions to right-of-use assets from acquisitions and new lease contracts were $61 million (2020: $75 million), and depreciation expense of $84 million (2020: $86 million).
The right-of-use assets and assets subject to operating leases in which the company is a lessor by class of underlying asset as at December 31, 2021 and the depreciation expense of right-of-use assets by class of underlying asset for the year ended December 31, 2021 are outlined below:

	Year ended December 31, 2021
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Others	Total
Lessee
Right-of-use assets	$2	$365	$42	$—	$409
Depreciation expense	—	(69)	(15)	—	$(84)
Lessor
Assets subject to operating leases	—	—	3	—	$3

	Year ended December 31, 2020
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Others	Total
Lessee
Right-of-use assets	$1	$398	$49	$1	$449
Depreciation expense	—	(73)	(12)	(1)	$(86)
Lessor
Assets subject to operating leases	—	—	2	—	$2

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 11. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software, patents, trademarks and proprietary technology	Brand names (1)	Other	Total assets
Gross carrying amount:
Balance at January 1, 2020	$1,968	$436	$1,920	$297	$392	$5,013
Additions	496	—	14	—	36	546
Acquisitions through business combinations	—	7	—	—	7	14
Dispositions	—	(67)	(5)	—	(101)	(173)
Foreign currency translation	(429)	5	20	—	(6)	(410)
Balances at December 31, 2020	$2,035	$381	$1,949	$297	$328	$4,990
Additions	165	1	77	—	47	290
Dispositions	—	—	(1)	—	(1)	(2)
Foreign currency translation	(145)	(8)	(21)	—	(17)	(191)
Balance at December 31, 2021	$2,055	$374	$2,004	$297	$357	$5,087
Accumulated amortization and impairment
Balance at January 1, 2020	$(159)	$(132)	$(193)	$—	$(19)	$(503)
Amortization expense	(59)	(30)	(136)	—	(24)	(249)
Dispositions	—	67	3	—	16	86
Foreign currency translation	37	7	(4)	—	1	41
Balances at December 31, 2020	$(181)	$(88)	$(330)	$—	$(26)	$(625)
Amortization expense	(71)	(30)	(143)	—	(18)	(262)
Dispositions	—	—	2	—	—	2
Foreign currency translation	14	3	5	—	2	24
Balance at December 31, 2021	$(238)	$(115)	$(466)	$—	$(42)	$(861)
Net book value
December 31, 2020	$1,854	$293	$1,619	$297	$302	$4,365
December 31, 2021	$1,817	$259	$1,538	$297	$315	$4,226
____________________________________
(1)Includes indefinite life intangible assets with a carrying value of $297 million (2020: $297 million).
The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets, and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have expiration dates that range from 2037 to 2056 at which point the underlying concessions assets will be returned to the various grantors.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The proprietary technology within the company’s nuclear technology services operations pertains to developed technology that has the potential to provide competitive advantages and product differentiation. The developed technology was valued at the date the company acquired its nuclear technology services operations using an excess earnings method and a relief-from-royalty method to determine the after-tax cash flows associated to the portfolio of products and processes provided by the business. The technology includes fuel products, components and services, plant designs, as well as engineering and other services to the owners and operators of power plants. These services consist of production and services, field services, reactor services, pump and motor services and engineering services. The proprietary technology acquired was assessed to have an estimated useful life of 15 years.
The customer relationships of the company’s nuclear technology services operations pertain to strong and continuing relationships with many of the company’s customers within the nuclear power generation industry. Due to relatively high barriers to entry, regulatory requirements and the time required to recreate relationships due to the bidding and proposal process within the nuclear power generation industry, existing customer relationships are expected to provide a future source of cash flows. The nuclear technology services operations’ customer relationships were valued at the date the company acquired its nuclear technology services operations using the cost replacement approach to estimate the cost to recreate the existing customer base. The customer relationships acquired were assessed to have estimated useful lives of up to 15 years.
The brand names of the nuclear technology services operations pertain to the recognition of its trade name which carries a strong reputation in the industry and positive brand recognition. The brand has an indefinite useful life and was valued at the date the company acquired its nuclear technology services operations using the income approach.
NOTE 12. GOODWILL

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$2,331	$2,346
Acquisitions through business combinations	6	9
Dispositions	—	(215)
Foreign currency translation	(121)	191
Balance at end of year	$2,216	$2,331
Goodwill is allocated to the following segments as at December 31, 2021 and 2020:

(US$ MILLIONS)	2021	2020
Business services	$2,019	$2,137
Infrastructure services	197	194
Industrials	—	—
Total	$2,216	$2,331
To determine whether goodwill is impaired, the company compares the carrying amount of its cash generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the company's cash generating units are primarily determined by calculating their value in use. For each cash generating unit, this involves estimating expected future cash flows, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates and perpetuity growth rates which individually range from 2.5% to 7.0%, 8.0% to 13.0%, and 1.5% to 3.0%, respectively. These assumptions and inputs are forecasted over a period of 5 years and are based on internal management budgets, reflective of historical experience and macroeconomic expectations. As at December 31, 2021 and 2020, the recoverable amounts of each cash generating unit exceeded their respective carrying amounts and accordingly no goodwill impairment has been recorded.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of equity accounted investments as at December 31, 2021 and 2020:

(US$ MILLIONS, except as noted)	Economic interest		Voting interest		Carrying value
	2021	2020	2021	2020	2021	2020
Business services	49% - 70%	49% - 70%	49% - 70%	49% - 50%	$11	$11
Infrastructure services	25% - 33%	25% - 33%	25% - 33%	25% - 33%	8	7
Industrials	50%	50%	50%	50%	51	55
Total					$70	$73
The following table represents the change in the balance of equity accounted investments:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$73	$91
Additions	1	—
Dispositions	—	(2)
Share of net income	5	3
Distributions received	(4)	(4)
Foreign currency translation	(5)	(15)
Balance at end of period	$70	$73
For the year ended December 31, 2021, the company received total distributions from equity accounted investments of $4 million (2020: $4 million).
The following tables present the gross assets and liabilities of the company’s equity accounted investments:

	Year ended December 31, 2021
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$308	$1	$309	$302	$—	$302	$7
Infrastructure services	47	2	49	22	—	22	27
Industrials	45	249	294	22	171	193	101
Total	$400	$252	$652	$346	$171	$517	$135

	Year Ended December 31, 2020
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$289	$1	$290	$287	$—	$287	$3
Infrastructure services	40	3	43	24	—	24	19
Industrials	30	231	261	29	122	151	110
Total	$359	$235	$594	$340	$122	$462	$132

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Certain equity accounted investments are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables present the gross amounts of revenues, net income and other comprehensive income from the company’s equity accounted investments for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$13	$4	$—	$4
Infrastructure services	150	6	—	6
Industrials	80	1	—	1
Total	$243	$11	$—	$11

	Year ended December 31, 2020
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$42	$3	$—	$3
Infrastructure services	145	4	—	4
Industrials	68	—	—	—
Total	$255	$7	$—	$7

	Year ended December 31, 2019
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$49	$2	$—	$2
Infrastructure services	135	48	—	48
Industrials	89	6	—	6
Total	$273	$56	$—	$56

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2021	2020
Current:
Accounts payable	$1,360	$1,403
Accrued and other liabilities (1)	410	409
Lease liabilities	68	66
Financial liabilities (2)	126	400
Work in progress (3)	1,397	1,539
Provisions and decommissioning liabilities (4)	355	335
Total current	$3,716	$4,152
Non-current:
Accounts payable	$84	$79
Accrued and other liabilities (1)	520	750
Lease liabilities	401	440
Financial liabilities (2)	1,787	2,043
Work in progress (3)	1	23
Provisions and decommissioning liabilities (4)	682	761
Total non-current	$3,475	$4,096
____________________________________
(1)Includes post-employment benefits of $446 million ($14 million current and $432 million non-current) as at December 31, 2021 and $674 million ($16 million current and $658 million non-current) as at December 31, 2020. See Note 28 for additional information.
(2)Includes financial liabilities of $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 (2020: $1,847 million) related to the sale and leaseback of hospitals.
(3)See Note 15 for additional information.
(4)Decommissioning liabilities result primarily from the nuclear technology services operations of the company. The liability represents the estimated cost to reclaim and abandon the asset and takes into account the estimated timing of the cost to be incurred in future periods. The liability was determined using a risk rate of 1.9% (2020: 1.7%) and an inflation rate of 3.0% (2020: 3.0%).
Included within accounts payable and other is $469 million (2020: $506 million) of lease liabilities as at December 31, 2021. During the year ended December 31, 2021, $27 million (2020: $28 million) of interest expense on lease liabilities was incurred.
The company’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 25.
Uncertain Tax Position
In May 2021, the Australian Taxation Office (ATO) provided the healthcare services operations of the company with conclusions of an internal ATO review related to a historical tax matter. The healthcare services operations disagrees with the conclusions and lodged an objection with the ATO in August 2021. As at December 31, 2021, the ATO internal review was pending resolution. The company is regularly subject to information requests and audit activities by revenue authorities. The outcome of these reviews depends upon various factors which may result in further tax payments or refunds of tax payments already made. Provisions for potential further payments will be recognized if a present obligation in relation to a tax liability is assessed as probable and can be reliably estimated and measured using the guidance in IFRIC 23.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the change in the provision balances for the company:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2020	$323	$104	$527	$954
Additional provisions recognized	—	19	148	167
Reduction arising from payments/derecognition	(3)	(16)	(155)	(174)
Accretion expenses	8	—	—	8
Change in discount rate	91	—	—	91
Change in other estimates	5	12	—	17
Transfers to held for sale	—	—	(9)	(9)
Net foreign currency exchange differences	3	4	35	42
Balance at December 31, 2020	$427	$123	$546	$1,096
Additional provisions recognized	—	39	151	190
Reduction arising from payments/derecognition	(8)	(35)	(137)	(180)
Accretion expenses	9	—	—	9
Change in discount rate	(30)	—	(7)	(37)
Change in other estimates	(10)	(14)	18	(6)
Net foreign currency exchange differences	(3)	(4)	(28)	(35)
Balance at December 31, 2021	$385	$109	$543	$1,037
NOTE 15. CONTRACTS IN PROGRESS
A summary of the company’s contracts in progress is presented below:

(US$ MILLIONS)	2021	2020	2019
Contract costs incurred to date	$21,290	$26,351	$22,911
Profit recognized to date (less recognized losses)	1,760	1,467	1,833
	23,050	27,818	24,744
Less: progress billings	(24,021)	(28,899)	(25,714)
Contract work in progress (liability)	$(971)	$(1,081)	$(970)
Comprising:
Amounts due from customers — work in progress (1)	$427	$481	$498
Amounts due to customers — creditors (2)	(1,398)	(1,562)	(1,468)
Net work in progress	$(971)	$(1,081)	$(970)
____________________________________
(1)The change in the balance from December 31, 2020 was due to billed amounts of $6,416 million, additions to work in progress of $6,372 million, acquisitions through business combinations of $1 million, dispositions of $nil and the remaining $11 million due to foreign exchange changes.
(2)The change in the balance from December 31, 2020 was due to recognized revenue of $4,867 million, additions to work in progress of $4,713 million, acquisitions through business combinations of $nil, dispositions of $nil and the remaining $10 million due to foreign exchange changes.

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 16. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total borrowings
2022	$3	$30	$60	$93
2023	2	30	541	573
2024	1,014	30	109	1,153
2025	—	2,880	155	3,035
2026	—	—	89	89
Thereafter	—	—	439	439
Total - Principal repayments	$1,019	$2,970	$1,393	$5,382
Total - Deferred financing costs and other	$(31)	$(91)	$(14)	$(136)
Total - December 31, 2021	$988	$2,879	$1,379	$5,246
Total - December 31, 2020	$1,007	$2,908	$1,274	$5,189
Total borrowings as at December 31, 2021 were $5,246 million (2020: $5,189 million).
Some of the company’s subsidiaries have credit facilities in which they borrow and repay on a monthly basis. These movements have been shown on a net basis in the consolidated statements of cash flows.
The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The company’s operations are currently in compliance with all material covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
The weighted average interest rates and terms of total borrowings are as follows:

	Weighted average rate		Weighted average term (years)		Total
(US$ MILLIONS, except as noted)	2021	2020	2021	2020	2021	2020
Business services	4.3%	4.7%	2.4	3.4	$988	$1,007
Infrastructure services	3.4%	3.9%	3.6	4.6	2,879	2,908
Industrials	8.3%	7.1%	7.6	8.5	1,379	1,274
Total	4.8%	4.8%	4.4	5.3	$5,246	$5,189
Total borrowings by currency are as follows:

(US$ MILLIONS, except as noted)	December 31, 2021	Local currency	December 31, 2020	Local currency
U.S. dollars	$2,878	$2,878	$2,908	$2,908
Brazilian reals	1,379	7,695	1,274	6,622
Australian dollars	985	1,357	994	1,292
Other	4	2	13	29
Total	$5,246		$5,189

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 17. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense include the following for the years ended December 31:

(US$ MILLIONS)	2021	2020	2019
Current income tax expense (recovery)	$33	$27	$77
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(22)	(47)	(68)
Recovery arising from previously unrecognized tax assets	(23)	—	—
Change of tax rates and imposition of new legislations	—	6	—
Deferred income tax expense (recovery)	(45)	(41)	(68)
Total income taxes	$(12)	$(14)	$9
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the company’s subsidiaries operate.
The company’s effective tax rate is different from the company’s composite income tax rate due to the following differences set out below:

	2021	2020	2019
Composite income tax rate	26%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	3	15	7
International operations subject to different tax rates	(25)	(16)	(19)
Taxable income attributable to non-controlling interests	—	—	(3)
Derecognition (Recognition) of deferred tax assets	(28)	(14)	24
Non-recognition of the benefit of current year’s tax losses	—	—	(26)
Change in tax rates and imposition of new legislation	3	3	(12)
Other	7	(5)	(5)
Effective income tax rate	(14)%	10%	(7)%

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Deferred income tax assets and liabilities as at December 31, 2021 and 2020 relate to the following:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Non-capital losses (Canada)	$2	$9
Losses (U.S.)	—	126
Losses (International)	255	60
Difference in basis	(396)	(368)
Total net deferred tax (liability) asset	$(139)	$(173)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$348	$341
Deferred income tax liabilities	(487)	(514)
Total net deferred tax (liability) asset	$(139)	$(173)
The deferred income tax movements are as follows:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Opening net deferred tax (liability) asset	$(173)	$(370)
Recognized in income	45	41
Recognized in other comprehensive income	(24)	(4)
Other (1)	13	160
Net deferred tax (liability) asset	$(139)	$(173)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(US$ MILLIONS)	December 31, 2021	December 31, 2020
After three years from reporting date	$33	$32
Do not expire	364	353
Total	$397	$385
The components of the income taxes in other comprehensive income for the years ended December 31, 2021, 2020, and 2019 are set out below:

(US$ MILLIONS)	2021	2020	2019
Net investment hedges	$5	$13	$(2)
Cash flow hedges	7	(5)	1
Pension plan actuarial changes	12	(4)	(1)
Total deferred tax expense (recovery) in other comprehensive income	$24	$4	$(2)

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Parent Company

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(371)	$(84)	$(455)
Other comprehensive income (loss)	(69)	116	47
Balance as at December 31, 2021	$(440)	$32	$(408)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(343)	$(71)	$(414)
Other comprehensive income (loss)	(28)	(13)	(41)
Balance as at December 31, 2020	$(371)	$(84)	$(455)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(340)	$(30)	$(370)
Other comprehensive income (loss)	(3)	(41)	(44)
Balance as at December 31, 2019	$(343)	$(71)	$(414)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 19. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 23. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provides management services under the Master Services Agreement with Brookfield.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2021, 2020, and 2019:

(US$ MILLIONS)	2021	2020	2019
Inventory costs	$1,158	$1,256	$1,091
Subcontractor and consultant costs	3,358	3,532	4,208
Concession construction materials and labor costs	235	163	229
Depreciation and amortization expense	603	585	520
Compensation	2,557	2,444	2,005
Other direct costs	890	873	1,005
Total	$8,801	$8,853	$9,058

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Total lease expenses relating to short-term and low-value leases included in direct operating costs for the year ended December 31, 2021 were $10 million (2020: $10 million) and $8 million (2020: $9 million), respectively. Expected credit loss provisions on financial assets are included within other direct costs.
NOTE 20. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the company’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2021, the total outstanding amount was approximately $1.9 billion (2020: approximately $1.7 billion). The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.
The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2021 could result in a material settlement liability to the company.
NOTE 21. CONTRACTUAL COMMITMENTS
(a)Lease liabilities
As at December 31, 2021 and 2020, the undiscounted maturity analysis for the company’s lease obligations is as follows:

	2021
(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liabilities	$71	$192	$540	$803
Total lease liabilities	$71	$192	$540	$803

	2020
(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Lease liabilities	$78	$209	$428	$715
Total lease liabilities	$78	$209	$428	$715
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the company’s segment revenues by type of revenues for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$5,709	$3,274	$639	$9,622
Other revenues	27	—	—	27
Total revenues	$5,736	$3,274	$639	$9,649

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$5,743	$3,270	$517	$9,530
Other revenues	74	2	—	76
Total revenues	$5,817	$3,272	$517	$9,606

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$5,806	$3,350	$745	$9,901
Other revenues	2	—	—	2
Total revenues	$5,808	$3,350	$745	$9,903
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the company’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$2,012	$1,374	$399	$3,785
Services transferred over a period of time	3,697	1,900	240	5,837
Total revenues from contracts with customers	$5,709	$3,274	$639	$9,622

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,835	$1,381	$303	$3,519
Services transferred over a period of time	3,908	1,889	214	6,011
Total revenues from contracts with customers	$5,743	$3,270	$517	$9,530

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,063	$1,376	$511	$2,950
Services transferred over a period of time	4,743	1,974	234	6,951
Total revenues from contracts with customers	$5,806	$3,350	$745	$9,901

F-46	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Revenues by geography
The table below summarizes the company’s total revenues for the years ended December 31, 2021, 2020, and 2019:

(US$ MILLIONS)	2021	2020	2019
United Kingdom	$1,310	$1,024	$1,394
United States of America	1,591	1,700	1,609
Europe	921	875	875
Australia	4,414	4,223	3,909
Brazil	655	530	754
Other	758	1,254	1,362
Total revenues	$9,649	$9,606	$9,903
The tables below summarize the company’s segment revenues by geography for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$1,085	$225	$—	$1,310
United States of America	—	1,591	—	1,591
Europe	—	921	—	921
Australia	4,390	—	—	4,390
Brazil	—	16	639	655
Other	234	521	—	755
Total revenues from contracts with customers	$5,709	$3,274	$639	$9,622
Other revenues	$27	$—	$—	$27
Total revenues	$5,736	$3,274	$639	$9,649

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$810	$213	$—	$1,023
United States of America	—	1,700	—	1,700
Europe	—	875	—	875
Australia	4,153	—	—	4,153
Brazil	—	13	517	530
Other	780	469	—	1,249
Total revenues from contracts with customers	$5,743	$3,270	$517	$9,530
Other revenues	$74	$2	$—	$76
Total revenues	$5,817	$3,272	$517	$9,606

Brookfield Business Corporation	F-47

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$1,125	$265	$—	$1,390
United States of America	—	1,609	—	1,609
Europe	—	876	—	876
Australia	3,909	—	—	3,909
Brazil	—	9	745	754
Other	772	591	—	1,363
Total revenues from contracts with customers	$5,806	$3,350	$745	$9,901
Other revenues	$2	$—	$—	$2
Total revenues	$5,808	$3,350	$745	$9,903
(d)Lease income
The leases in which the company is a lessor are operating in nature. Lease income from operating leases totaled $7 million for the year ended December 31, 2021 (2020: $5 million). The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt for the year ended December 31, 2021 and 2020:

(US$ MILLIONS)	1 Year	2-5 Years	5+ Years	Total
Total - December 31, 2021	$6	$17	$10	$33
Total - December 31, 2020	$5	$15	$12	$32
(e)Remaining performance obligations
Business services
At the company’s construction operations, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. As at December 31, 2021, the company’s backlog of construction projects was approximately $7.5 billion (2020: $5.6 billion).
Infrastructure services
The company’s nuclear technology services operations had remaining backlog of approximately $9.3 billion as at December 31, 2021 (2020: $9.9 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The company expects to recognize most of this amount within the next 10 years.
Industrials
The company’s water and wastewater operations are party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2021, the remaining performance obligations were approximately $8.9 billion (2020: $9.5 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average term of 24 years.
NOTE 23. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield. Other related parties of the company represent Brookfield’s subsidiaries and operating entities.
Since inception, the partnership has had a management agreement (the “Master Services Agreement”) with a subsidiary of Brookfield (the “Service Provider”).

F-48	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities.
Prior to the BBUC reorganization, the company’s consolidated financial statements include general corporate expenses of the parent company which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in the company’s consolidated statements of operating results. Key decision makers of the company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Subsequent to the BBUC reorganization, the company is no longer allocated general corporate expenses of the parent company. Following the completion of the special distribution, the functions which the allocated general corporate expenses related to will be provided through the amended and restated master services agreement, among the Service Recipients (as defined therein), Brookfield, the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated statements of operating results.
The Base Management Fee allocated to the company was $24 million for the year ended December 31, 2021 (2020: $24 million, 2019: $22 million). The allocation was based on the company’s pro rata share of equity.
Brookfield has entered into indemnity agreements with the company related to certain projects in the Middle East region. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
The following table summarizes other transactions the company has entered into with related parties:

	Year ended December 31,
(US$ MILLIONS)	2021	2020	2019
Transactions during the period
Revenues (1)	$418	$609	$450
____________________________________
(1)Within the business services segment, the company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2021	December 31, 2020
Balances at end of period:
Accounts and other receivable, net	$106	$117
Accounts payable and other	5	5
Loan payable to Brookfield Business Partners (1)	1,860	—
____________________________________
(1)On November 29 2021, the company issued a non-interest bearing demand promissory note of $1,860 million to a subsidiary of the partnership in connection with the BBUC reorganization. See Note 1 for additional details.

Brookfield Business Corporation	F-49

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 24. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, and other price risks), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the company’s derivative positions as at December 31, 2021 and 2020 were as follows:

(US$ MILLIONS, except as noted)	2021	2020
Foreign exchange contracts	$3,504	$3,096
Interest rate derivatives	4,384	4,432
	$7,888	$7,528
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the company as at December 31, 2021 and 2020. The notional amounts as at December 31, 2021 and 2020 include both buy and sell contracts.

	Notional amount (U.S. Dollars)		Average exchange rate
	2021	2020	2021	2020
Foreign exchange contracts
Australian dollars	$476	$305	1.37	1.48
Brazilian real	1	—	5.02	—
British pounds	699	985	0.75	0.74
Canadian dollars	99	33	1.26	1.27
European Union euros	742	122	0.87	0.81
Japanese yen	10	4	113.76	103.28
Swedish krona	1,475	1,647	9.08	8.58
Other	2	—
	$3,504	$3,096
Other Information Regarding Derivative Financial Instruments

F-50	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the notional amounts underlying derivative instruments by term to maturity as at December 31, 2021 and the comparative notional amounts as at December 31, 2020, for both derivatives that are classified as fair value through profit of loss and derivatives that qualify for hedge accounting:

	2021				2020
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$1,131	$—	$—	$1,131	$853
Elected for hedge accounting
Foreign exchange contracts	1,183	1,190	—	2,373	2,243
Interest rate derivatives	—	4,384	—	4,384	4,432
	$2,314	$5,574	$—	$7,888	$7,528
NOTE 25. FINANCIAL RISK MANAGEMENT
The company recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the company is exposed to the following risks: capital risk, commodity price risk, liquidity risk, market risk (i.e. interest rate risk and foreign currency risk), and credit risk. The following is a description of these risks and how they are managed:
(a)Capital risk management
The capital structure of the company consists of non-recourse borrowings in subsidiaries of the company, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2021	2020
Non-recourse borrowings in subsidiaries of the company	$5,246	$5,189
Cash and cash equivalents	(894)	(777)
Net debt	4,352	4,412
Total equity	1,136	2,706
Total capital and net debt	$5,488	$7,118
Net debt to capitalization ratio	79%	62%
The company manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the company, ensuring a diversity of funding sources as well as managing its maturity profile. The company also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate its currency risk.
The company’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, the company will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The company will seek to raise additional equity if it believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 16, the company has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The company does not have any market capitalization covenants attached to any of its borrowings, and the company is in compliance with its externally imposed capital requirements.

Brookfield Business Corporation	F-51

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(b)Liquidity risk management
The company maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to fund acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding acquisition opportunities as they arise. The operating subsidiaries of the company also generate liquidity by accessing capital markets on an opportunistic basis.
The following tables detail the contractual maturities for the company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the company can be required to repay. The tables include both interest and principal cash flows:

	December 31, 2021
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$3,273	$271	$367	$1,724	$5,635
Interest-bearing liabilities	296	772	4,661	491	6,220
Lease liabilities	71	63	129	540	803
____________________________________
(1)Excludes $1,483 million of decommissioning liabilities, other provisions, post-employment benefits, $17 million of deferred revenue, $1,860 million of loan payable to Brookfield Business Partners and $13 million of related party loans and notes.

	December 31, 2020
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$3,729	$276	$544	$1,899	$6,448
Interest-bearing liabilities	389	340	5,220	519	6,468
Lease liabilities	78	66	143	428	715
___________________________________
(1)Excludes $1,770 million of decommissioning liabilities, other provisions, post-employment benefits and $18 million of intercompany loans and notes payable.
(c)Market risk management
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
Financial instruments held by the company that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.

F-52	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(d)Interest rate risk management
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 10 basis point increase in interest rates is expected to decrease net income by $2 million, and a 10 basis point decrease in interest rates is expected to increase net income by $2 million. A 10 basis point change in interest rates is expected to impact other comprehensive income by an increase of $6 million if interest rates increase, and a decrease of $6 million if interest rates decrease.
(e)Foreign currency risk management
Changes in currency rates will impact the carrying value of financial instruments and the company’s net investment and cash flows denominated in currencies other than the U.S. dollar. The company enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The tables below set out the company’s currency exposure as at December 31, 2021 and 2020:

	December 31, 2021
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$1,438	$1,026	$454	$65	$237	$341	$305	$3,866
Non-current assets	3,322	5,093	384	56	283	2,696	220	12,054
	$4,760	$6,119	$838	$121	$520	$3,037	$525	$15,920

Liabilities
Current liabilities	$3,096	$1,173	$854	$82	$101	$198	$125	$5,629
Non-current liabilities	3,857	3,144	69	10	103	1,833	139	9,155
	$6,953	$4,317	$923	$92	$204	$2,031	$264	$14,784

Non-controlling interests	(262)	878	(13)	14	168	729	138	1,652
Net investment attributable to Brookfield Business Partners	$(1,931)	$924	$(72)	$15	$148	$277	$123	$(516)

	December 31, 2020
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$366	$921	$747	$93	$262	$604	$1,170	$4,163
Non-current assets	3,429	5,419	509	51	126	2,662	298	12,494
	$3,795	$6,340	$1,256	$144	$388	$3,266	$1,468	$16,657

Liabilities
Current liabilities	$795	$1,140	$895	$99	$169	$473	$695	$4,266
Non-current liabilities	4,327	3,327	65	11	125	1,707	123	9,685
	$5,122	$4,467	$960	$110	$294	$2,180	$818	$13,951

Non-controlling interests	(607)	921	119	22	68	788	168	1,479
Net investment attributable to Brookfield Business Partners	$(720)	$952	$177	$12	$26	$298	$482	$1,227

Brookfield Business Corporation	F-53

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The net income impact to the company of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	December 31, 2021
	OCI attributable to shareholders, before taxes		Pre-tax income attributable to shareholders
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(60)	$60	$9	$(9)
Canadian dollar	(2)	2	(3)	3
Brazilian real	(28)	28	—	—
British pound	19	(19)	(6)	6
Other	(19)	19	21	(21)

	December 31, 2020
	OCI attributable to shareholders, before taxes		Pre-tax income attributable to shareholders
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(86)	$86	$5	$(5)
Canadian dollar	(1)	1	1	(1)
Brazilian real	(30)	30	—	—
British pound	(18)	18	(4)	4
Other	(9)	9	9	(9)

	December 31, 2019
	OCI attributable to shareholders, before taxes		Pre-tax income attributable to shareholders
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(44)	$44	$3	$(3)
Canadian dollar	(1)	1	1	(1)
Brazilian real	(33)	33	—	—
British pound	(60)	60	(18)	18
Other	(14)	14	(24)	24
(f)Credit risk management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
The company assesses the creditworthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The company also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. All of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The company does not have any significant credit risk exposure to any single counterparty.

F-54	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 26. SEGMENT INFORMATION
The company’s operations are organized into three operating segments which are regularly reviewed by the CODM for the purpose of assessing its performance. The key measure used by the CODM in assessing the operating performance of the company is adjusted net operating income. Adjusted net operating income is calculated as revenues less direct operating costs (excluding depreciation and amortization expense), less general and administrative expenses of the operating businesses.
The tables below provide each segment’s results in the format that the CODM organizes reporting segments to assess performance. The tables below reconcile to the IFRS consolidated financial statements on a line by line basis.

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$5,736	$3,274	$639	$9,649
Direct operating costs (1)	(5,289)	(2,477)	(432)	(8,198)
General and administrative expenses (2)	(115)	(114)	(27)	(256)
Adjusted net operating income	332	683	180	1,195
Unallocated corporate expenses (2)				(26)
Depreciation and amortization expense (1)				(603)
Interest expense, net				(401)
Equity accounted income (loss), net				5
Other income (expense), net				(89)
Income (loss) before income tax				81
Income tax (expense) recovery:
Current				(33)
Deferred				45
Net income (loss)				$93
Attributable to:
Brookfield Business Partners				36
Non-controlling interests				57
Net income (loss)				$93
____________________________________
(1)The sum of these amounts equates to direct operating costs of $8,801 million as per the consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $282 million as per the consolidated statements of operating results.

Brookfield Business Corporation	F-55

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$5,817	$3,272	$517	$9,606
Direct operating costs (1)	(5,454)	(2,477)	(337)	(8,268)
General and administrative expenses (2)	(120)	(144)	(22)	(286)
Adjusted net operating income	243	651	158	1,052
Unallocated corporate expenses (2)				(27)
Depreciation and amortization expense (1)				(585)
Interest expense, net				(405)
Equity accounted income (loss), net				3
Gain on acquisitions/dispositions, net				55
Other income (expenses), net				(234)
Income (loss) before income tax				(141)
Income tax (expense) recovery:
Current				(27)
Deferred				41
Net income (loss)				(127)
Attributable to:
Brookfield Business Partners				(164)
Non-controlling interests				37
Net income (loss)				$(127)
____________________________________
(1)The sum of these amounts equates to direct operating costs of $8,853 million as per the consolidated statements of operating results.
(2)The sum of these amounts equates to general administrative expenses of $313 million as per the consolidated statements of operating results.

F-56	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$5,808	$3,350	$745	$9,903
Direct operating costs (1)	(5,511)	(2,545)	(482)	(8,538)
General and administrative expenses (2)	(90)	(182)	(38)	(310)
Adjusted net operating income	207	623	225	1,055
Unallocated corporate expenses (2)				(26)
Depreciation and amortization expense (1)				(520)
Interest expense, net				(396)
Equity accounted income (loss), net				22
Impairment expense, net				(131)
Gain on acquisitions/dispositions, net				13
Other income (expense), net				(142)
Income (loss) before income tax				(125)
Income tax (expense) recovery:
Current				(77)
Deferred				68
Net income (loss)				(134)
Attributable to:
Brookfield Business Partners				(128)
Non-controlling interests				(6)
Net income (loss)				$(134)
____________________________________
(1)The sum of these amounts equates to direct operating costs of $9,058 million as per the consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $336 million as per the consolidated statements of operating results.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets attributable to each segment.
The following is an analysis of the company’s assets by reportable operating segment as at December 31, 2021 and 2020:

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Total assets	$7,122	$5,762	$3,036	$15,920

	As at December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Total assets	$7,562	$5,830	$3,265	$16,657

Brookfield Business Corporation	F-57

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the company’s non-current assets by geography:

(US$ MILLIONS)	2021	2020
Australia	$5,093	$5,419
United States of America	3,102	3,276
Brazil	2,706	2,662
Europe	495	520
United Kingdom	539	480
Other	119	137
Total non-current assets	$12,054	$12,494
____________________________________
(1)Non-current assets comprise financial assets, property, plant and equipment, intangible assets, equity accounted investments, goodwill and other non-current assets.
NOTE 27. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2021	2020	2019
Interest paid	$324	$313	$303
Income taxes paid	$87	$9	$44
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the company’s lease contracts were $144 million (2020: $121 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2021	2020	2019
Accounts receivable	$(81)	$(9)	$214
Inventory	114	127	33
Prepayments and other	20	25	99
Accounts payable and other	(166)	(179)	(39)
Changes in non-cash working capital, net	$(113)	$(36)	$307
The following table presents the change in the balance of liabilities arising from financing activities as at December 31, 2021:

(US$ MILLIONS)	2021	2020
Balance at beginning of year	$5,189	$5,290
Cash flows	187	(2)
Non-cash changes:
Foreign currency translation	(153)	(106)
Fair value	(24)	(44)
Other changes	47	51
Balance at end of year	$5,246	$5,189

F-58	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 28. POST-EMPLOYMENT BENEFITS
The company maintains several defined benefit pension plans within its subsidiaries. These plans are administered in various countries, the most significant of which is in the U.S. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.
The following table shows the changes in the present value of the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets as at December 31, 2021 and 2020.

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2021	2020	2021	2020
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$2,377	$2,151	$52	$53
Service cost	20	14	1	2
Interest cost	54	62	2	2
Participant contributions	2	2	3	3
Foreign currency exchange differences	(28)	32	—	—
Actuarial (gain) loss due to financial assumption changes	(89)	212	(3)	2
Actuarial (gain) loss due to demographic assumption changes	16	(19)	(9)	—
Actuarial experience adjustments	(6)	4	(3)	(3)
Benefits paid from plan assets	(113)	(69)	—	—
Benefits paid from employer	(12)	(12)	(6)	(6)
Defined benefit obligation at end of year	$2,221	$2,377	$37	$52

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(1,755)	$(1,618)	$—	$—
Interest income	(41)	(48)	—	—
Return on plan assets (excluding interest income)	(170)	(109)	—	—
Foreign currency exchange differences	7	(15)	—	—
Employer contributions	(58)	(51)	(3)	(4)
Participant contributions	(2)	(2)	(3)	(3)
Benefits paid from plan assets	113	69	—	—
Benefits paid from employer	12	12	6	6
Administrative expenses paid from plan assets	7	7	—	—
Fair value of plan assets at end of year	$(1,887)	$(1,755)	$—	$—
Net asset at end of year	$(75)	$—	$—	$—
Net liability at end of year	$409	$622	$37	$52
The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

Brookfield Business Corporation	F-59

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2021:

(US$ MILLIONS)	United States of America	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,647	$574	$2,221
Fair value of plan assets	(1,424)	(463)	(1,887)
Net liability	$223	$111	$334

Post-employment benefits
Defined benefit obligation	$32	$5	$37
Fair value of plan assets	—	—	—
Net liability	$32	$5	$37
The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2020:

(US$ MILLIONS)	United States of America	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,851	$526	$2,377
Fair value of plan assets	(1,364)	(391)	(1,755)
Net liability	$487	$135	$622

Post-employment benefits
Defined benefit obligation	$46	$6	$52
Fair value of plan assets	—	—	—
Net liability	$46	$6	$52

F-60	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Amounts recognized in respect of these defined benefit and post-employment plans during the year are as follows:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2021	2020	2021	2020
Amounts recognized in profit and loss
Current service cost	$20	$14	$1	$2
Net interest expense	13	15	2	2
Administrative expense	7	7	—	—
Total expense recognized in profit and loss	$40	$36	$3	$4

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$(170)	$(108)	$—	$—
Actuarial (gains) and losses arising from changes in demographic assumptions	16	(19)	(9)	—
Actuarial (gains) and losses arising from changes in financial assumptions	(89)	213	(3)	3
Actuarial (gains) and losses arising from experience adjustments	(6)	4	(3)	(3)
Total expense (gain) recognized in other comprehensive income	$(249)	$90	$(15)	$—
Total expense (gain) recognized in comprehensive income	$(209)	$126	$(12)	$4
The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.
The defined benefit pension plans and post-employment plans expose the company to certain actuarial risks such as investment risk, interest rate risk, and compensation risk. The present value of the defined benefit pension plan and post-employment plan obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. The company mitigates this investment risk by establishing a sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2021:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$41	$—	$—	$41
Equity instruments	16	636	—	652
Debt instruments	249	803	105	1,157
Real Estate	—	37	—	37
Total plan assets	$306	$1,476	$105	$1,887
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of insurance rights and equity and debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.

Brookfield Business Corporation	F-61

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2020:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$13	$—	$—	$13
Equity instruments	1,218	112	—	1,330
Debt instruments	15	243	154	412
Total plan assets	$1,246	$355	$154	$1,755
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within an investment fund. The assets are valued by the fund administrator.
(2)Level 3 assets consist of debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.
Significant Assumptions
The company annually reevaluates assumptions and estimates used in projecting the defined benefit and post-employment plan liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-employment plan liabilities in the company’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

	2021	2020
Discount rate	1.0% to 3.0%	0.4% to 2.7%
Rate of compensation increase	0.0% to 2.7%	0.0% to 2.7%
Post-employment plan

	2021	2020
Discount rate	2.9% to 5.3%	2.5% to 3.6%
Health care cost trend on covered charges:
Immediate trend rate	3.5% to 4.0%	3.5% to 4.0%
Ultimate trend rate	3.5% to 4.0%	3.5% to 4.0%
These assumptions have a significant impact on the defined benefit and post-employment plan liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2021:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(320)	1%	$393
Rate of compensation increase	1%	21	1%	(19)

Post-employment plan
Discount rate	1%	$(4)	1%	$5
Health care cost trend rates	1%	1	1%	(1)

F-62	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2020:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(386)	1%	$424
Rate of compensation increase	1%	$34	1%	$(21)

Post-employment plan
Discount rate	1%	$(6)	1%	$8
Health care cost trend rates	1%	$2	1%	$(1)
The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2021 and December 31, 2020, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-employment plan obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes future planned benefit payments under defined benefit and post-employment plans as at December 31, 2021:

(US$ MILLIONS)	Defined benefit pension plan	Post-employment plan	Total
2022	$78	$3	$81
2023	82	2	84
2024	86	2	88
2025	88	2	90
2026	90	2	92
Thereafter	3,032	45	3,077
Total	$3,456	$56	$3,512
NOTE 29. SUBSEQUENT EVENTS
On March 15, 2022, the group completed a special distribution (the “special distribution”) whereby Brookfield Business Partners L.P unitholders of record as of March 7, 2022 received one class A exchangeable subordinated voting share of BBUC (“exchangeable shares”) for every two units held.
Prior to the special distribution, the company amended its articles of incorporation to provide for the exchangeable shares, class B shares and class C shares. See Note 29 (i) and (ii) below for further details. A subsidiary of the partnership contributed cash of $221 million to the company in exchange for a non-interest bearing demand promissory note of the company. The company issued 73.1 million exchangeable shares and cash to the subsidiary of the partnership to settle the $221 million non-interest bearing demand promissory note along with the $1,860 million of non-interest bearing demand promissory notes issued in November 2021. The approximate 7 million common shares of the company were converted into 25.8 million class C shares and the subsidiary of the partnership subscribed for one class B share of the company for nominal consideration. The subsidiary of the partnership then distributed the exchangeable shares to Brookfield Business L.P. (“Holding LP”).

Brookfield Business Corporation	F-63

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Holding LP (the “Holding LP Distribution”), of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 34.9 million exchangeable shares and (ii) the partnership received approximately 38.2 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle the partnership to all of the residual value in the company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, holds an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, hold an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in the company.
The following describes the agreements resulting from the special distribution:
i)Class A exchangeable subordinate voting shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
The BBUC Board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
The exchangeable shares of BBUC are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BBUC”.
ii)Class B shares and class C shares
At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, both class B shares and class C shares will be classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and will be presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial instruments: presentation.
iii)Credit facilities
Prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility will permit the company to borrow up to $1 billion from Brookfield Business Partners and the other will constitute an operating credit facility that will permit Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

F-64	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
iv)Equity Commitment
Prior to the completion of the special distribution, Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield will provide management services to the company pursuant to the partnership’s existing master services agreement, or the Master Services Agreement. There will be no change in how the base management fee and incentive distribution fees are calculated, though the company is responsible for reimbursing the partnership for its proportionate share of the total base management fee. The company’s proportionate share of the base management fee will be calculated on the basis of the value of our company’s business relative to that of the partnership.
Further details of the Master Services Agreements are described in Note 23, Related Party Transactions.
vi)Credit guarantee agreement
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of the partnership under the partnership’s $2,075 million bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.

Brookfield Business Corporation	F-65