Form 20-F
period 2022-12-31
Brookfield Business Corp
filed 2023-03-17
CIK 1871130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
72,955,585 Class A Exchangeable Subordinate Voting Shares as of December 31, 2022
One Class B Multiple Voting Share as of December 31, 2022
25,934,121 Class C Non-Voting Shares as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
In this Form 20-F, we use the following terms to refer to our businesses, which is also the same manner in which the partnership refers to these businesses:
•“our construction operations” means our interest in Multiplex;
•“our dealer software and technology services operations” means our interest in CDK Global;
•“our healthcare services operations” means our interest in Healthscope;
•“our nuclear technology services operations” means our interest in Westinghouse; and,
•“our water and wastewater operations” means our interest in BRK Ambiental.
Unless the context suggests otherwise, in this Form 20-F references to:
•“articles” means the notice of articles and articles of our company;
•“Asset Management Company” means Brookfield Asset Management ULC, which is 75% owned by Brookfield Corporation and 25% owned by Brookfield Asset Management;
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
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“BBUC” means Brookfield Business Corporation;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“BRK Ambiental” means BRK Ambiental Participações S.A.;
•“Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.) and any affiliate of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
•“Brookfield Brazil” means Brookfield Brasil Asset Management Investmentos Ltda.;
•“Brookfield Business Partners” means the partnership collectively with Holding LP, the Holding Entities, and any other direct or indirect subsidiary of a Holding Entity (but excluding our company);

Brookfield Business Corporation	1

•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“Business” means the initial operations acquired by our company immediately prior to the special distribution, consisting of Healthscope, Multiplex, BRK Ambiental and a portion of its indirect interest in Westinghouse;
•“CDK Global” means CDK Global, Inc.;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of our company and “class B share” means any one of them;
•“class C shares” means the class C non-voting shares in the capital of our company and “class C share” means any one of them;
•“CODM” means Chief Operating Decision Maker;
•“company” means Brookfield Business Corporation;
•“CRA” means the Canada Revenue Agency;
•“distribution date” means March 15, 2022;
•“DTC” means the Depository Trust Company;
•“ESG” means environmental, social and governance;
•“exchangeable shares” means the class A exchangeable subordinate voting shares of BBUC;
•“general partner of the partnership” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“Healthscope” means Healthscope Limited;
•“Holding Entities” means the primary holding subsidiaries of the Holding LP, through which it indirectly holds all of our interests in our operating businesses, including Brookfield BBP Canada Holdings Inc., Brookfield BBP US Holdings LLC and Brookfield BBP Bermuda Holdings Limited;
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
•“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;
•“LIBOR” means the London Interbank offered rate;
•“Licensing Agreement” means the licensing agreement which the partnership and the Holding LP have entered into with Brookfield, pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo;

2	Brookfield Business Corporation

•“Managing General Partner Units” means the general partner interests in the Holding LP having the rights and obligations specified in the Holding LP Limited Partnership Agreement;
•“Master Services Agreement” means the master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Corporation who are parties thereto;
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
•“our operations” means our collective operating subsidiaries we own, including our construction operations, our dealer software and technology services operations, our healthcare services operations, our nuclear technology services operations, and our water and wastewater operations;
•“PAA” means Price-Anderson Nuclear Industries Indemnity Act;
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
•“Rights Agreement” means the rights agreement dated March 15, 2022, by and between Brookfield Asset Management (now known as Brookfield Corporation) and Wilmington Trust, National Association;
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“SEC” means the U.S. Securities and Exchange Commission;

Brookfield Business Corporation	3

•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management (Barbados) Inc., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Canadian Business Advisor L.P., Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisors Limited, which are wholly-owned subsidiaries of Brookfield Corporation, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Business Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;
•“Service Recipients” means our company, the partnership, the Holding LP, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“shareholder” means a holder of exchangeable shares;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“SONIA” means Sterling Overnight Index Average;
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
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Corporation and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in United States dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to United States dollars, references to “£” are to British Pounds, references to “€” are to Euros, references to “C$” are to Canadian dollars, references to “A$” are to Australian dollars and references to “R$” are to Brazilian Reais.

4	Brookfield Business Corporation

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would”, and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our limited operating history;
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;

Brookfield Business Corporation	5

•the redemption of exchangeable shares by the company at any time or upon notice from the holder of the class B shares;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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
These risk factors and others are discussed in detail in this Form 20-F, under the heading “Risk Factors”. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this Form 20-F are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. These forward-looking statements and information are made as of the date of this Form 20-F.

6	Brookfield Business Corporation

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A [RESERVED]
3.B CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D RISK FACTORS
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
•Risks relating to our company’s completion of new acquisitions and changes to the scale and scope of our operations.
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

Risks Relating to our Operations
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
•Risks relating to our dealer software and technology services operations.
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
•Risks relating to the public perception of nuclear power.
•Risks relating to our water and wastewater operations in Brazil.
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
Risks Relating to our Operations Generally
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the accuracy of our management’s assumptions and estimates.
•Risks relating to Russia’s ongoing invasion of Ukraine.
•Risks related to our group’s indebtedness and our group’s ability to distribute equity.
•Risks relating to our group’s access to the credit and capital markets and our group’s ability to raise capital.
•Risks relating to the structure of our group’s operations and our level of control over our group’s operations.
•Risks relating to our technology and information systems.

8	Brookfield Business Corporation

Risks Relating to our Company
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and therefore we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit, and each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. Our group currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. As a result, the business operations of Brookfield Business Partners, and the market price of the units, are expected to have a significant impact on the market price of the exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Exchangeable shareholders will have no ability to control or influence the decisions or business of Brookfield Business Partners. You should therefore carefully consider the risk factors applicable to Brookfield Business Partners’ business and an investment in units, as described in the partnership’s Annual Report. For additional information regarding Brookfield Business Partners, see Item 7.B, “Related Party Transactions - Brookfield Business Partners”.
Our company is a newly formed corporation with limited separate operating history and the historical information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
Our company was formed on June 21, 2021 and has a limited operating history. Although our assets and operating businesses have been under Brookfield Business Partners’ control prior to the formation of our company, their combined results have not previously been reported on a stand-alone basis and any historical and pro forma financial statements may not be indicative of our future financial condition or operating results and will make it difficult to assess our ability to operate profitably and pay dividends to our shareholders.
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

Brookfield Business Corporation	9

Our company’s operations in the future may be different than our current business.
Our company’s current operations consist of interests in Healthscope, CDK Global, Westinghouse, Multiplex and BRK Ambiental, representing a portion of Brookfield Business Partners’ operations. Brookfield Business Partners currently has four operating segments: (i) business services, including residential mortgage insurance services, healthcare services, road fuels operations, construction services, entertainment operations, non-bank financial services including an Australian residential mortgage lender, real estate services and other businesses; (ii) infrastructure services, which includes lottery operations, modular building leasing services, nuclear technology services, offshore oil services, and work access services; (iii) industrials, which includes advanced energy storage operations, engineered components manufacturing and other manufacturing, water and wastewater services, natural gas production and other energy services, graphite electrode operations and a variety of other industrial operations; and (iv) corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield. Brookfield Business Partners and our company may own interests in other operating subsidiaries in the future. The risks associated with the operations of Brookfield Business Partners, or our future operations, may differ from those associated with our company’s current operations.
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
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets and regulatory regimes in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by our company, thereby resulting in a dispute.
Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for our company to operate as contemplated.
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

10	Brookfield Business Corporation

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of the exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. In addition, the partnership routinely excludes recently acquired companies from its evaluation of internal controls. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If our company were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of our company. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Risks Relating to the Exchangeable Shares
Our company may redeem the exchangeable shares at any time without the consent of the holders.
Our board of directors, in its sole discretion and for any reason, and without the consent of holders of exchangeable shares, may elect to redeem all of the then outstanding exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board of directors, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date. In the event of such redemption, holders of exchangeable shares will no longer own a direct interest in our company and will become unitholders of the partnership or receive cash based on the value of a unit, even if such holders desired to remain holders of exchangeable shares. Such redemption could occur at a time when the trading price of the exchangeable shares is greater than the trading price of the units, in which case holders would receive units (or its cash equivalent) with a lower trading price. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Redemption by Issuer”.
In the event that an exchangeable share held by a holder is redeemed by our company or exchanged by the holder, the holder will be considered to have disposed of such exchangeable share for Canadian income tax purposes. See Item 10.E, “Taxation - Certain Material Canadian Federal Income Tax Considerations” for more information.
Holders of exchangeable shares do not have a right to elect whether to receive cash or units upon a liquidation, exchange or redemption event. Rather, our group has the right to make such election in its sole discretion.
In the event that (i) there is a liquidation, dissolution or winding up of our company or the partnership, (ii) our company or the partnership exercises its right to redeem (or cause the redemption of) all of the then outstanding exchangeable shares, or (iii) a holder of exchangeable shares requests an exchange of exchangeable shares, holders of exchangeable shares shall be entitled to receive one unit per exchangeable share held (subject to adjustment to reflect certain capital events described in this Form 20-F and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company or the partnership) or its cash equivalent. The form of payment will be determined at the election of our group so a holder will not know whether cash or units will be delivered in connection with any of the events described above. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.

Brookfield Business Corporation	11

Any holder requesting an exchange of their exchangeable shares for which our company or the partnership elects to provide units in satisfaction of the exchange amount may experience a delay in receiving such units, which may affect the value of the units the holder receives in an exchange.
Each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder”. In the event cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the units after that date will not affect the amount of cash received. However, any holder whose exchangeable shares are exchanged for units will not receive such units for up to ten (10) business days after the applicable request is received. During this period, the market price of units may decrease. Any such decrease would affect the value of the unit consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
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
If a sufficient number of exchangeable shares are exchanged for units following the special distribution, or our company exercises our redemption right at any time including if the total number of exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one unit (subject to adjustment to reflect certain capital events described in this Form 20-F), or its cash equivalent (the form of payment to be determined at the election of our group), a de-listing of the exchangeable shares would have a significant adverse effect on the liquidity of the exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.

12	Brookfield Business Corporation

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
Each exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company in the future will be exchangeable for units, and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
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

Brookfield Business Corporation	13

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
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one unit (subject to adjustment to reflect certain capital events). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. However, dividends are at the discretion of our board and unforeseen circumstances (including legal prohibitions) may prevent the same dividends from being paid on each security. Accordingly, there can be no assurance that dividends and distributions will be identical for each exchangeable share and unit, respectively, in the future, which may impact the market price of these securities. Dividends on our exchangeable shares may not equal the levels currently paid by the partnership for various reasons, including, but not limited to, the following:
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

14	Brookfield Business Corporation

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
Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See Item 10.B, “Memorandum and Articles of Association - Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
The Rights Agreement will terminate on the fifth anniversary of the distribution date.
The Rights Agreement will terminate on the fifth anniversary of the distribution date, unless otherwise terminated earlier pursuant to its terms. After such date, holders of exchangeable shares will no longer have the benefit of the protections provided for by the Rights Agreement and will be reliant solely on the rights provided for in our company’s articles. In the event that our company or the partnership fails to satisfy a request for exchange after the expiry of the Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder” and Item 7.B, “Related Party Transactions - Relationship with Brookfield - Rights Agreement”.
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

Brookfield Business Corporation	15

Risks Relating to our Operations
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
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services operations to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services operations.
There are risks associated with our dealer software and technology services operations.
Our group’s dealer software and technology services operations faces intense competition. If our group does not continue to respond quickly to technological developments or customers’ shifting technological requirements or to compete effectively against other providers of technology solutions to automotive retailers, OEMs and other participants in the automotive retail industry, it could have a material adverse effect on our group’s business, results of operations and financial condition. The industry is highly fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new solutions.
Although the automotive retail industry is fragmented, a relatively small number of OEMs, consolidated retailer groups and retailer associations exert significant influence over the market acceptance of automotive retail products and services due to their concentrated purchasing activity, their endorsement or recommendation of specific products and services and/or their ability to define technical standards and certifications. If our group is unable to establish, maintain or grow relationships with these key industry participants, our group’s dealer software and technology services operations may not perform as well as anticipated, which may adversely affect our group’s results of operations.

16	Brookfield Business Corporation

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
•delays or productivity issues caused by weather conditions;
•incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and
•project modifications creating unanticipated costs or delays.

Brookfield Business Corporation	17

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
Our construction operations profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to the COVID-19 pandemic and by rising inflationary pressures. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operations, would typically be the largest single driver of our construction operations’ growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In recessionary periods or periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected.
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

18	Brookfield Business Corporation

We and our customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect our customers and our group.
Our nuclear technology services operations operate in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect our customers and nuclear technology services operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers’ and nuclear technology services operations.
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
The international nuclear fuel and power industries are heavily regulated and impacted by government policies. Our nuclear technology services operations are subject to regulation by the U.S. Nuclear Regulatory Commission, or NRC. The NRC and other regulators have granted licenses to certain of our facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, as amended, the NRC regulations and conditions of licenses, certificates of compliance or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on our nuclear technology services operations’ business, financial condition and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our nuclear technology services operations’ business, financial condition and results of operations.
Certain of our nuclear technology services operations are subject to U.S. Department of Energy regulations and contractual requirements, and certain of our facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect our nuclear technology services operations’ business, financial condition and results of operations.
Changes in U.S. or foreign government policies and priorities can impact our nuclear technology services operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect our nuclear technology services operations’ business, financial condition and results of operations.
Nuclear power plants and the products and services our business provides are highly sophisticated and specialized, and a major product failure or similar event could adversely affect our business, reputation, financial position and results of operations.
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

Brookfield Business Corporation	19

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
The PAA is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear industry. Our nuclear technology services operations also offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, we could be held liable for damages, regardless of fault. Although we expect to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on our results of operations and financial condition.
There are risks associated with our water and wastewater operations in Brazil.
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
•Water related businesses are subject to extensive governmental economic regulation including with respect to the approval of rates.

20	Brookfield Business Corporation

Our group’s industrial manufacturing operations are dependent on supplies of raw materials and results of operations could deteriorate if that supply is substantially disrupted for an extended period.
Raw material supply factors such as allocations, economic cyclicality, seasonality, pricing, quality, timeliness of delivery, transportation and warehousing costs may affect the raw material sourcing decisions we make. In the event of significant unanticipated increase in demand for our group’s products, we may in the future be unable to manufacture certain products in a quantity sufficient to meet customer demand in any particular period without an adequate supply of raw materials.
The various raw materials used in our group’s industrial operations are sourced and traded throughout the world and are subject to pricing volatility. Although we try to manage our group’s exposure to raw material price volatility through the pricing of our group’s products, there can be no assurance that the industry dynamics will allow our group to continue to reduce our group’s exposure by passing on raw material price increases to our customers.
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
Brookfield, directly and indirectly, holds approximately 64.8% of our exchangeable shares. In addition, Brookfield Business Partners, which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our group after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in our group. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, being subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our business, financial condition and results of operations.
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

Brookfield Business Corporation	21

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
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for our group. Our focus is on assets where we believe that our operations-oriented strategy can be deployed to create value in our services and industrial operations. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying business or managing the underlying assets may not be consistent with our group’s acquisition strategy and, therefore may not be suitable for our group, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for our group and will limit its ability to participate in certain acquisitions; and
•In addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our group’s liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that our group may be pursuing or otherwise considering at the relevant time, our group’s interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for our group, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, consortium or partnership such as Brookfield Business Partners, Brookfield Property Partners, Brookfield Infrastructure Partners, Brookfield Renewable Partners and one or more Brookfield-sponsored private funds or other investment vehicles or programs.
In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our company’s own interests and the interests of Brookfield Business Partners.
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield- sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D, “Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by our company or indirectly by our company through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
We rely on related parties for a portion of our revenues, particularly in respect of our construction operations.
We may enter into contracts for services or other engagements with related parties, including Brookfield. For example, our construction operations provides construction services to properties owned and operated by Brookfield. We are subject to risks as a result of our reliance on these related parties, including the risk that the business terms of our arrangements with them are not as fair to our company and that our management is subject to potential conflicts of interest that may not be resolved in our favor. In addition, if our transactions with these related parties cease, it could have a material adverse effect on our business, financial condition and results of operations.
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

22	Brookfield Business Corporation

Brookfield’s and Brookfield Business Partners’ ownership position of our company entitles them to a significant percentage of our dividends, and Brookfield may increase its ownership relative to other shareholders.
Brookfield owns, directly and indirectly, approximately 64.8% of our exchangeable shares, entitling it to all dividends exchangeable shareholders will receive. In addition, Brookfield Business Partners owns all of the issued and outstanding class B shares, which represent a 75% voting interest, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in our company. Brookfield Business Partners’ ownership of class C shares entitles it to receive dividends as and when declared by our board of directors. Accordingly, Brookfield and Brookfield Business Partners’ ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
Brookfield, directly and indirectly, holds approximately 64.8% of our exchangeable shares. In accordance with our articles, the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares (which carry one vote per exchangeable share), and except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Brookfield Business Partners, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. As a result, Brookfield is able to control the election and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercises substantial influence over our company.

Brookfield Business Corporation	23

In addition, the Service Providers, subsidiaries of the Asset Management Company provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. We reimburse Holding LP for our proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (which following the completion of the special distribution will include the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities.
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
During the fourth quarter of 2022, the volume weighted average price per unit was $19.36, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2022, there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.
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

24	Brookfield Business Corporation

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
Brookfield currently holds approximately 48.3% of the issued and outstanding interests in Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 65.7% of the issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
Brookfield may also reinvest incentive distributions or dividends in exchange for Redemption-Exchange Units, units or exchangeable shares, class B shares or class C shares of our company. Additional units of Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. Brookfield may also purchase additional units or exchangeable shares in the market. Any of these events may result in Brookfield increasing its ownership of our group or our company.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of thirty (30) days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated by our group for any other reason, including if the Service Providers or Brookfield experience a change of control, and there is no fixed term to the agreement. In addition, because the general partner of the partnership is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B, “Related Party Transactions - Relationship Agreement” and Item 7.B, “Related Party Transactions - Licensing Agreement” for more details.

Brookfield Business Corporation	25

We guarantee certain debt obligations of Brookfield Business Partners, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
A wholly-owned subsidiary of our company has agreed to fully and unconditionally guarantee Brookfield Business Partners’ obligations under the partnership’s $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield. In addition, our company may provide additional guarantees of Brookfield Business Partners’ debt or debt-like obligations in the future, thereby causing us to become liable for such obligations. As a result of the guarantees, our company is exposed to the credit risk of Brookfield Business Partners. If Brookfield Business Partners is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B, “Related Party Transactions - Credit Support”.
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group, as well as Brookfield, Brookfield Accounts that our group may be invested in, directly or indirectly, and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities; (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our group and Brookfield Accounts that we are invested in, directly or indirectly, without making such opportunities available to our group or those Brookfield Accounts; and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our group and/or Brookfield Accounts that we may be invested in, directly or indirectly, which could adversely impact our group’s (direct and/or direct) investments. For more information, see Item 7.B, “Related Party Transactions – Conflicts of Interest and Fiduciary Duties – Oaktree”.
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

26	Brookfield Business Corporation

Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that our group may be invested in, directly or indirectly, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and Oaktree may decide, at any time and without notice to our group or our security holders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our company and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our company and/or Brookfield Accounts that our group is invested in. The breach or failure of information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our group’s business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree” .
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

Brookfield Business Corporation	27

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

28	Brookfield Business Corporation

For a more complete discussion of the U.S. federal income tax consequences of the exchange of exchangeable shares for units, see “Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to U.S. Holders - Ownership and Disposition of Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and U.S. Holders should consult their tax advisers regarding such consequences in light of their particular circumstances.
Canada
Canadian federal income tax considerations described herein may be materially and adversely impacted by certain events.
If BBUC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading “Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects. In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.
Risks Relating to our Operations Generally
Our group may acquire distressed companies and these acquisitions may subject our group to increased risks, including the incurrence of additional legal or other expenses.
As part of our group’s acquisition strategy, our group may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spin-offs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, our group fails to identify issues specific to a company or the environment in which our company operates, our group may be forced to later write down or write off assets, restructure our group’s operations or incur impairment or other charges that may result in other reporting losses.
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

Brookfield Business Corporation	29

Our group’s business and results of operations depend on the accuracy of our management’s assumptions and estimates, and our group could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.
Our group makes and relies on certain assumptions and estimates regarding many matters related to our group’s businesses, including valuations, interest rates, investment returns, expenses and operating costs, tax assets and liabilities, tax rates, business mix, surrender activity, mortality and contingent liabilities. Our group also uses these assumptions and estimates to make decisions crucial to our group’s business operations. Similarly, our group’s management teams make similar assumptions and estimates in planning and measuring the performance of our group’s asset management business. In addition, certain investments and other assets and liabilities of our group’s asset management business and our group’s business operations must be, or at our election are, measured at fair value the determination of which involves the use of various assumptions and estimates and considerable judgment. The factors influencing these various assumptions and estimates cannot be calculated or predicted with certainty, and if our assumptions and estimates differ significantly from actual outcomes and results, our business, financial condition, results of operations, liquidity and cash flows may be materially and adversely affected.
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
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Since our group and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our group and the transaction constitutes a “related party transaction” of our group as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. Closing of the transaction remains subject to certain regulatory approvals and other customary closing conditions. Although we expect to satisfy all closing conditions on the terms contemplated and consummate the transaction in the second half of 2023, we can provide no assurance that the proposed sale of our nuclear technology services operations will be completed on the anticipated timeframe and terms contemplated, or at all.
Risks relating to Russia’s ongoing invasion of Ukraine
In February 2022, Russia invaded Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s invasion and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business.
The consolidated financial statements of our company as at and for the twelve months ended December 31, 2022 include assets, revenues and accounts receivable in Ukraine relating to our nuclear services operations that are not material to the company. However, as the conflict in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.

30	Brookfield Business Corporation

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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our group’s investments. Increases in interest rates could also make it more difficult to locate and consummate private equity and other investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Capital markets are volatile, and there may be times when our group might not be able to access those markets at attractive rates, or at all, when completing an investment.
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
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for our group. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition.
Some of our group’s operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issuance of additional equity would be dilutive to existing shareholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
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

Brookfield Business Corporation	31

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
The demand for products and services provided by our operating businesses is, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the products and/or services provided by our operating businesses. In particular, the sectors in which we operate are highly cyclical, and we are subject to cyclical fluctuations in global economic conditions and end-use markets. We are unable to predict the future course of industry variables or the strength, pace or sustainability of the global economic recovery and the effects of government intervention. Negative economic conditions, such as an economic downturn, a prolonged global inflationary period, a prolonged period of higher interest rates or a prolonged recovery period or disruptions in the financial markets, could have a material adverse effect on our businesses, financial condition or results or operations.
Our group’s operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that our group operates or invests in have increased significantly in 2022, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. However, any sustained upward trajectory in the inflation rate would have an impact on our group’s operating businesses and our group’s investors, and could impact our group’s ability to source suitable investment opportunities, match or exceed prior investment strategy performance or raise additional fee-generating assets under management. Our group continues to monitor inflationary pressures in the jurisdictions our group operates or invests in and assess any potential effects on our group’s operations operating businesses and investments.
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
The transition period following the U.K.’s formal departure from the E.U. ended on December 31, 2020, and E.U. law no longer applies in the U.K. There remains uncertainty related to the post-Brexit relationship between the U.K. and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for our business services and industrial operations and the broader European economy and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business, financial position, results of operations and cash flows.

32	Brookfield Business Corporation

Unforeseen political events in markets where our group’s operating subsidiaries own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian and European markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting our group and our managed entities could be exacerbated by political events, including those in the U.S., Brazil, Australia, Europe and elsewhere.
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
It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes may adversely affect our group. The Financial Conduct Authority in the U.K. (the “FCA”) ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified SOFR as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly used USD LIBOR settings until June 30, 2023, and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
We have a limited portion of outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of which future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2022, none of our company`s floating rate borrowings have been adversely impacted by these reforms, but could be in the future.
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
Our businesses are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics, terrorism, war and telecommunication failures. Any of these events that cause interruptions in our operations, or the operations at any of our portfolio companies, could result in a material disruption to our businesses. If we are unable to recover from a business disruption effectively or on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.

Brookfield Business Corporation	33

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
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and similar laws in other jurisdictions impose rules and regulations governing federal and other governmental oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on our group. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation or the composition of the risks we hedge.
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
Our group’s operations are subject to increasingly stringent laws and regulations governing health and safety matters. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public, could expose us or our operating businesses to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, which have the potential to adversely impact our group’s financial condition. Furthermore, where our group does not control a business, we have a limited ability to influence their health and safety practices and outcomes.

34	Brookfield Business Corporation

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

Brookfield Business Corporation	35

We are exposed to the risk of environmental damage and costs associated with compliance with environmental laws.
Our group’s operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our nuclear services operations and our Brazilian operations, which include the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of nuclear manufacturing and processing facilities and cleanup of contaminated sites could have an impact on our group’s operations. All of these risks could require our group to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
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
Our group’s operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage. In addition to the physical risks associated with climate change, we are also subject to transition risks, which include those risks related to the impact of climate- and ESG-related legislation and regulation, as well as risks arising from climate-related business trends.

36	Brookfield Business Corporation

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect our group and also materially increase our group’s regulatory compliance burden. Our group also faces business trend-related climate risks. Certain investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in our company. Moreover, certain investors have demonstrated increased activism with respect to public companies, including by urging them to take certain actions that could adversely impact the value of a business, or refrain from taking certain actions that could improve the value of a business. Increased investor focus and activism related to ESG and similar matters may constrain our group’s capital raising opportunities. Our group’s reputation and investor relationships could be damaged as a result of our group’s involvement in certain industries, operating businesses or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions our group makes to continue to conduct or change our group’s activities in response to considerations relating to climate change.
Some of our current operations are structured as joint ventures, partnerships and consortiums or structured arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our group’s operations and may subject our group to additional obligations.
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
Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions, or in the case of a structured investment, by agreement with the target’s management team. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the business being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that business, financial or management decisions are made with which we do not agree or the management of the operating business at issue may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield. Our group may also, together with institutional partners, make structured preferred equity or debt investments (“structured investments”) in businesses that Brookfield considers attractive but which have certain downside risks, usually because the applicable business, asset class or technology is at an early stage of development. While these structured investments provide a secure, downside protected entry point into new assets classes and businesses, they do not give operational control to Brookfield or to our group.
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
Our group relies on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our group’s growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our group’s businesses and results of operations.
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

Brookfield Business Corporation	37

Our group relies heavily on our group’s financial, accounting, communications and other data processing systems. Our group’s businesses collect, store and use large amounts of sensitive information through our group’s information technology systems, such as our healthcare services business, which handles confidential health information of patients. Our group’s information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our group’s proprietary information or to client or third-party data stored on our group’s systems, destruction of our group’s data or disability, degradation or sabotage of our group’s systems, often through the introduction of computer viruses, cyber-attacks and other means, and could originate from a wide variety of sources, including internal or unknown third parties. Our group cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our group’s business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our group’s contractual or other legal obligations regarding such data or intellectual property or a violation of our group’s privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm.
If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. Our group has become increasingly reliant on third party service providers for certain aspects of our group’s business, including for the administration of certain funds our group manages, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our group’s businesses, including a disruption involving electronic communications or other services used by our group, our vendors or third parties with whom we conduct business, may have an adverse impact on our group’s ability to continue to operate our group’s businesses without interruption which could have a material adverse effect on our group. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own group’s data centers. These risks also increase to the extent our group engages in operations in jurisdictions with which our group is not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, our group generally has less control over the delivery of such third-party services, and as a result, our group may face disruptions to our group’s ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that our group engages could result in cascading systems failures for our group.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject our group to enforcement risks and reputational damage.
Our group is subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our group’s investors, employees, contractors and other counterparties and third parties. Our group’s compliance obligations include those in laws and regulations in jurisdictions globally, including those relating to foreign data collection and privacy laws, including, for example, the General Data Protection Regulation in the European Union. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, our group frequently has privacy compliance requirements as a result of our group’s contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our group’s privacy obligations in the ordinary course of conducting our group’s business in the U.S., Canada and internationally.
While our group has taken various measures and made significant efforts and investment to ensure that our group’s policies, processes and systems are both robust and compliant with these obligations, our group’s potential liability remains, particularly given the continued and rapid development of privacy laws and regulations around the world, and increased criminal and civil enforcement actions and private litigation. Any inability, or perceived inability, by our group to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our group’s business and operations, a loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for our group to comply with such laws and regulations continues to increase and become a significant compliance workstream.
Risks associated with the COVID-19 pandemic.
Our group’s business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our operations.

38	Brookfield Business Corporation

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our group’s control.
The ongoing prevalence of COVID-19, the emergence and progression of new variants and the actions taken in response to COVID-19 by government authorities across various geographies in which our group and our group’s businesses operate have interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that our group employs to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
The longer-term economic impacts of COVID-19 will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe variant strains of COVID-19; additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions; and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our group’s business, financial position, results of operations or cash flows.
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
ITEM 4. INFORMATION ON OUR COMPANY
4.A HISTORY AND DEVELOPMENT OF OUR COMPANY
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
On March 15, 2022, the partnership completed the special distribution of exchangeable shares to holders of units of record on March 7, 2022. Please refer to the prospectus document filed on SEDAR and with the SEC on March 1, 2022 for more details on the special distribution. On November 29, 2021, our company acquired the Business from certain of the partnership’s subsidiaries. The partnership directly and indirectly controlled the Business prior to November 29, 2021 and continues to control the Business through its interests in our company. See Item 5.A, “Operating Results - Continuity of Interest”.

Brookfield Business Corporation	39

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events). Our company will target to pay dividends per exchangeable share that are identical to the distribution on each unit, and each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. The partnership may elect to satisfy our company’s exchange obligation by acquiring such tendered exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Adjustments to Reflect Certain Capital Events”. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. We therefore expect that the market price of exchangeable shares will be impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of exchangeable shares and holders of the units under the governing documents of our company and the partnership and applicable law, such as the right of holders of exchangeable shares to request an exchange of their exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of our company) and the redemption right of our company. These material differences are described in the section entitled Item 10.B, “Memorandum and Articles of Association - Comparison of Rights of Holders of Exchangeable Shares and Units”.
Further, the exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by Brookfield Business Partners. Dividends on each exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Brookfield Business Partners’ ownership of class C shares entitles it to receive dividends as and when declared by our board of directors. The holders of the exchangeable shares are entitled to one vote for each exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in our articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield. Our initial operations consisted of certain services and industrial operations acquired from Brookfield Business Partners, which include a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Subsequent to the special distribution, our company acquired CDK Global, a leading provider of technology services and software solutions. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. See Item 4.B, “Business Overview” for further details.
The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
On July 6, 2022, our company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. Our company received 100% of the voting rights, which provides our company with control, and accordingly, we have consolidated the business for financial reporting purposes. Our expected economic ownership after finalization of syndication to institutional partners is approximately 20%.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbu.brookfield.com/bbuc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings will be available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, our or the partnership’s website does not form part of this annual report on Form 20-F. See also Item 10.H, “Documents on Display”.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.

40	Brookfield Business Corporation

4.B BUSINESS OVERVIEW
Overview
Our company is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by Brookfield Business Partners. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning the partnership’s operations in a corporate entity.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield and to continue serving as an effective alternative investment vehicle of the partnership. Our operations consist of certain services and industrial operations acquired from Brookfield Business Partners, which include dealer software and technology services; a global nuclear technology services provider; a healthcare services business with operations in Australia; a water and wastewater service provider in Brazil; and a construction services business with operations primarily in the United Kingdom and Australia.
Our company is a controlled subsidiary of the partnership. The partnership is responsible for making all investment decisions on our behalf. And although our company represents only a subset of our group’s current investments, each exchangeable share has been structured to provide an economic return equivalent to one unit. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the combined business performance of our group as a whole and the market price of the units in a manner that should result in the market price of the exchangeable shares tracking the market price of the units. In making an investment decision relating to our securities, you should carefully consult the documents prepared by the partnership.

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2022	December 31, 2022
United Kingdom	$886	$911
United States	14,925	2,982
Europe	1,031	894
Australia	5,483	4,228
Brazil	3,635	887
Other	1,416	696
Total	$27,376	$10,598
Upon the partnership’s recommendation and allocation of opportunities to us, we seek acquisition opportunities in sectors with similar attributes to our current business and in which an operations-oriented approach to create value can be deployed. Once an acquisition is made, we strive to ensure that each business has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operations, product margins and cash flows. At the same time, we ensure that the performance of the portfolio as a whole is consistent with the business and related objectives established and communicated by the partnership.
Revenue Sources
We operate globally, with a predominant focus on the United States, Australia, the United Kingdom and Brazil and our services focus on providing end-to-end solutions to customers in both the public and private sector in each of the sectors served.
We generate revenue from the following services:
•Cloud-based, software as a service (“SaaS”) solutions to dealerships and Original Equipment Manufacturers (“OEMs”) across automotive and related industries in the United States;
•Nuclear technology services to the global nuclear power generation industry;
•The operation of 39 private hospitals in Australia;
•Private sanitation services, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers in Brazil; and,
•Global construction services with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure.

Brookfield Business Corporation	41

Our Growth Strategy
Our growth strategy is consistent with that of the partnership as our company is an alternative investment vehicle of the partnership and is controlled by the partnership. We seek to build value by enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
We plan to grow by primarily acquiring positions of control or significant influence in businesses at attractive valuations and by enhancing earnings of the businesses we operate. In addition to pursuing accretive acquisitions within our current operations, we will opportunistically pursue transactions wherein our expertise, or the broader Brookfield platform, provide insight into global trends to source acquisitions that are not available or obvious to competitors.
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will monetize assets and recycle capital opportunistically, but we will have the ability to own and operate businesses for the long-term.
On May 27, 2022, our nuclear technology operations completed the acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business. In February 2023, the business completed the sale of BHI Energy’s power delivery business.
On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global, a leading provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity.
On October 11, 2022, we entered into an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of BHI Energy’s power delivery business. The transaction is expected to close in the second half of 2023, subject to certain closing conditions, including regulatory approval and other customary conditions.
Intellectual Property
Brookfield Business Partners, as licensee, is automatically entitled to the benefits and certain obligations under the Licensing Agreement by virtue of the fact that our company is a controlled subsidiary of Brookfield Business Partners. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement.
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
Environmental, Social and Governance Management
The company believes that environmental, social and governance (“ESG”) integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long term perspective and in an ethical manner. Accordingly, we have a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.
As described under Item 7.B, “Related Party Transactions - Management Services”, Brookfield will provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our company’s ESG principles:
•Mitigate the impact of our operations on the environment:
•Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
•Support the goal of net zero GHG emissions by 2050 or sooner.

42	Brookfield Business Corporation

•Ensure the well-being and safety of employees:
•Foster a positive work environment based on respect for human rights, valuing diversity and no tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of zero serious safety incidents.
•Be good corporate citizens:
•Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices:
•Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
•Maintain strong stakeholder relationships through transparency and active engagement.
ESG and the investment lifecycle
The company considers ESG factors throughout the investment lifecycle. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify ESG risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for ESG information, into our Investment ESG Due Diligence Guidelines. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, bribery and corruption risks, health and safety risks, ethical considerations and environmental matters. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure ESG considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement to the Investment Committee at the time of approval.
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters identified in the due diligence process are prioritized. We hold onboarding sessions with the management teams of newly acquired operations to detail the ESG implementation framework. It is the responsibility of the management teams within each of our operations to manage ESG risks and opportunities and report key ESG performance information for assessment at regular intervals. Our operations team provides support to the management teams of our operations as needed, including providing additional ESG resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.
To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In line with PRI’s reporting process, Brookfield will be preparing for our first official PRI reporting submission, which will take place in 2023.
Environmental initiatives
The company recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long term sustainable success. Through our relationship with Brookfield, we are a supporter of the TCFD and the Paris Agreement. As a recent signatory to the NZAM initiative, Brookfield has made a commitment to net zero emissions by 2050 by implementing science-based approaches and standardized methodologies through which to deliver these commitments.
Social initiatives
Employee health, safety and security are integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. As part of the onboarding process, we conduct comprehensive health and safety assessments which include a review of safety systems and safety culture. Serious safety incidents within operating companies are reported to our senior management on a real time basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.

Brookfield Business Corporation	43

We strive to have a diverse workforce that encourages new perspectives and ongoing development, ultimately fostering an environment that enables all employees to succeed. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively seek talent that aligns with our culture and can grow and develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by considering a diverse slate of candidates. With our focus on diversity, we are developing objective and unbiased criteria for each role to evaluate all candidates and ensure there is balanced representation within our interview and hiring teams.
Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committee
(ii)Ethics Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Conduct
In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We also maintain a stringent personal trading policy that exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. Our company continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices.
Facilities
Our company’s head office is at 250 Vesey Street, 15th Floor, New York, NY 10281 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The partnership’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +1 441 294 3304.
Our group’s operations are primarily located in Australia, Europe, the United States, and Brazil. In total, we lease and own approximately 9.8 million square feet and 4.1 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 7.7 million square feet of office, manufacturing and warehouse facilities in Europe and the United States related to our nuclear technology services operations;
•Approximately 4.9 million square feet of hospitals in Australia related to our healthcare services operations;
•Approximately 0.7 million square feet of offices primarily in the United States related to our dealer software and technology services operations;
•Approximately 0.2 million square feet of offices primarily in Australia and Europe related to our construction operations; and
•Approximately 0.2 million square feet of offices in Brazil related to our water and wastewater operations.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.

44	Brookfield Business Corporation

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
4.C ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our group. All ownership is 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

Brookfield Business Corporation	45

64.8% BBUC exchangeable shares (approximate)
Brookfield Corporation ("Brookfield Corporation") (Ontario)
Brookfield Business Partners Limited ("BBU General Partner") (Bermuda)
LP Interest (2) 33.6% (approximate)
GP Interest(1)
Public
Special LP Units (2)
LP Interest (2) 66.4% (approximate)
Redemption-Exchange Units (2) 48.3% (approximate)
35.2% BBUC exchangeable shares (approximate)
Brookfield Business Partners L.P. (the "partnership") (Bermuda)
Brookfield Business L.P. (3) ("Holding LP") (Bermuda)
Managing General Partner Units 51.7% (approximate)
Holding Entities
Brookfield BBP Canada Holdings Inc. ("CanHoldco") (Ontario)
Brookfield BBP Bermuda Holdings Limited ("Bermuda HoldCo") (Bermuda)
Brookfield BBP US Holdings LLC ("US HoldCo") (Delaware)
Class B and Class C Shares
Brookfield Business Corporation ("our company") (British Columbia)
17% (approximate) (4)
27% (approximate) (4)
Westinghouse Electric Company ("Westinghouse") (Delaware)
BBUC Holdings Inc ("BBUC Canada HoldCo") (Ontario)
Healthscope Pty Limited ("Healthscope") (Australia)
28% (approximate) (5)
26% (approximate) (6)
BRK Ambiental Participacoes S.A. ("BRK Ambiental) (Brazil)
BBUC Bermuda Holdco Limited ("BBUC Bermuda HoldCo") (Bermuda)
Multiplex Global Limited ("Multiplex") (United Kingdom)
CDK Global Inc. ("CDK Global") (Delaware)
29% (approximate) (7)

____________________________________
(1)Brookfield’s general partner interest is held through Brookfield Business Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.

46	Brookfield Business Corporation

(2)Public holders of the units currently own approximately 66.4% of the units of the partnership and Brookfield currently owns approximately 33.6% of the units. The partnership’s sole direct investment is a managing general partnership interest in Holding LP. Brookfield also owns a limited partnership interest in Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent 48.3% of the units on a fully diluted basis. The Redemption-Exchange Units are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. The Special LP units entitle the holder to receive incentive distributions.
(3)Holding LP currently owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield currently has an aggregate of 1% of the votes of each of the three entities.
(4)The partnership indirectly holds a 17% economic interest in Westinghouse and our company indirectly holds an additional 27% economic interest in Westinghouse. In addition, a subsidiary of our company is party to a voting agreement with affiliates of Brookfield that provides our company with 100% voting control of Westinghouse. As a result, our company consolidates Westinghouse from an accounting point of view.
(5)Our company indirectly holds a 28% economic interest in Healthscope. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 100% voting control. As a result, our company consolidates Healthscope from an accounting point of view.
(6)Our company indirectly holds a 26% economic interest in BRK Ambiental. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 70% voting control. As a result, our company consolidates BRK Ambiental from an accounting point of view.
(7)Our company indirectly holds a 29% economic interest in CDK Global. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 100% voting control. As a result, our company consolidates CDK Global from an accounting point of view. Our expected economic ownership after finalization of syndication to institutional partners is approximately 20%.
The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
CDK Global, Inc.(1)	United States	100%	29%
Westinghouse Electric Company	United States	100%	27%
Healthscope Limited	Australia	100%	28%
BRK Ambiental Participações S.A.	Brazil	70%	26%
Multiplex Global Limited	United Kingdom	100%	100%
____________________________________
(1)We expect our economic ownership after finalization of syndications to institutional partners to be approximately 20%.
Brookfield Business Corporation
Our company is a Canadian corporation established by Brookfield Business Partners as a vehicle to own and operate services and operations on a global basis and an alternative vehicle for investors who prefer investing in our operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one unit of the partnership or its cash equivalent and structured with the intention of providing an economic return equivalent to one unit. We acquired our operating subsidiaries from Brookfield Business Partners. Following completion of the special distribution, through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Brookfield Business Partners L.P.
The partnership is a Bermuda exempted limited partnership that was established on January 18, 2016 under the provisions of the Bermuda Partnership Acts. The partnership’s registered head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and its telephone number is +1 441-294-3309.
The partnership is Brookfield’s flagship public company for its services and operations and the primary entity through which Brookfield owns and operates these businesses on a global basis. The partnership is positioned to provide unitholders with the opportunity to benefit from Brookfield’s global presence, operating experience, execution capabilities and relationships.

Brookfield Business Corporation	47

The Service Provider and Brookfield
The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide management and administration services pursuant to the Master Services Agreement. See Item 6.A, “Directors and Senior Management - Our Management” for more information on Brookfield and these arrangements.
4.D PROPERTY, PLANTS, AND EQUIPMENT
See Item 4.B, “Business Overview”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F of our company covers the financial position of our company as at December 31, 2022 and 2021, and results of operations for the years ended December 31, 2022, 2021, and 2020. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021, and 2020 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS as issued by the IASB.
On November 29, 2021, a subsidiary of the partnership transferred its direct and indirect interests in Healthscope, Multiplex, BRK Ambiental, a portion of its indirect interest in Westinghouse and a related receivable to our company for consideration which included non-interest bearing demand promissory notes of our company of approximately $1.9 billion and approximately 7 million common shares of our company (the “BBUC Reorganization”). The non-interest bearing demand promissory notes to a subsidiary of the partnership were settled on March 15, 2022, as part of the special distribution.
On March 15, 2022, the partnership completed a special distribution whereby unitholders of the partnership as of March 7, 2022 received one exchangeable share for every two units held.
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by the Holding LP, or the Holding LP Distribution, to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 35 million exchangeable shares and (ii) the partnership received approximately 38 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25% voting interest in our company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, hold an approximate 16% voting interest in our company. Holders of exchangeable shares, excluding Brookfield, hold an approximate 9% aggregate voting interest in our company. Together, Brookfield and Brookfield Business Partners hold an approximate 91% voting interest in our company.

48	Brookfield Business Corporation

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership (subject to adjustment to reflect certain capital events). Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit of the partnership, and each exchangeable share will be exchangeable at the option of the holder for one unit of the partnership (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our group as a whole. In addition to carefully considering the disclosures made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://www.bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Continuity of Interests
The partnership directly and indirectly controlled the Business prior to the BBUC Reorganization and continues to control the Business through its interests in our company. To reflect this continuity of interests, this MD&A provides comparative information of our company for the periods prior to the BBUC Reorganization. Accordingly, the financial information for the periods prior to November 29, 2021 are presented based on the historical financial information for our company as previously reported by the partnership. For the period after the BBUC Reorganization, the results are based on the actual results of our company. As the partnership holds all of the class C shares of our company, net income and equity attributable to common equity have been allocated to Brookfield Business Partners prior to and after the BBUC Reorganization.
Basis of Presentation
The audited annual consolidated financial statements of the company have been prepared in accordance with IFRS as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The audited annual consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control. Certain comparative figures have been reclassified to conform to the current year`s presentation.
For the periods prior to the BBUC Reorganization, the financial statements include a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that were contributed to our company. Effective November 29, 2021, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to, or the benefit received by, our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to the BBUC Reorganization, our company is no longer allocated general corporate expenses of the partnership. In connection with the completion of the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services currently provided to Brookfield Business Partners by the Service Providers. Our company is responsible for reimbursing Brookfield Business Partners for its proportionate share of the base management fee paid for by the partnership pursuant to the Master Services Agreement.
Segment Change
Our company was established by the partnership to expand its investor base, provide our group with access to larger capital pools and allow an investor that would not otherwise invest in a Bermuda limited partnership to access the returns of the partnership through a corporate structure.

Brookfield Business Corporation	49

Upon the special distribution, our company had three operating segments known as business services, infrastructure services and industrials as the businesses contributed to us by the partnership were, up until that time, managed on a similar basis within the partnership. Since the special distribution was completed and as our company has evolved as a controlled subsidiary of the partnership, our reporting infrastructure has been refined to provide our CODM, who continues to be the CODM of the partnership, with the necessary information to allow resource allocation decisions and segment performance assessments to be conducted at an entity-level only. The underlying business objective of our company is to provide investors with an investment vehicle that provides equivalent returns to that of the partnership through a Canadian corporation. Consequently, our CODM’s review of company financial information is conducted solely to ensure that the nature of our business and the financial performance of our investments continue to make our company a viable investment vehicle in alignment with that objective. The manner in which our CODM makes resource allocation decisions and assesses segment performance at a partnership level remains unchanged.
As a consequence of these changes, our company no longer segregates its business for internal reporting and the CODM evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements.
Overview of our Business
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one unit of the partnership or its cash equivalent and structured with the intention of providing an economic return equivalent to one unit of the partnership. Through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. Consistent with the partnership, we seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows. Our goal is to generate returns primarily through capital appreciation with a modest distribution yield, and to continue serving as an effective alternative investment vehicle of the partnership.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses.
Our company had total assets of $27.4 billion as at December 31, 2022 and total revenues of $10.6 billion for the year ended December 31, 2022.

50	Brookfield Business Corporation

OPERATING RESULTS
Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(US$ MILLIONS)	2022	2021	2020
Revenues	$10,598	$9,649	$9,606
Direct operating costs	(9,466)	(8,801)	(8,853)
General and administrative expenses	(372)	(282)	(313)
Interest income (expense), net	(742)	(401)	(405)
Equity accounted income (loss), net	13	5	3
Impairment reversal (expense), net	(21)	—	—
Gain (loss) on acquisitions/dispositions, net	—	—	55
Remeasurement of exchangeable and class B shares	836	—	—
Other income (expense), net	(175)	(89)	(234)
Income (loss) before income tax	671	81	(141)
Income tax (expense) recovery
Current	(88)	(33)	(27)
Deferred	493	45	41
Net income (loss)	$1,076	$93	$(127)
Attributable to:
Brookfield Business Partners	$911	$36	$(164)
Non-controlling interests	165	57	37
	$1,076	$93	$(127)
Comparison of the years ended December 31, 2022 and December 31, 2021
For the year ended December 31, 2022, net income was $1,076 million, with $911 million of net income attributable to Brookfield Business Partners. For the year ended December 31, 2021, net income was $93 million, with $36 million of net income attributable to Brookfield Business Partners. Net income increased primarily due to the remeasurement of gains recognized on exchangeable and class B shares which are classified as liabilities in accordance with IFRS, and a deferred income tax recovery in our nuclear technology services operations.
Revenues
For the year ended December 31, 2022, revenues increased by $949 million to $10,598 million, compared to $9,649 million for the year ended December 31, 2021. Our dealer software and technology services operations acquired in the third quarter of 2022 contributed revenues of $889 million. Revenues from our nuclear technology services operations increased by $521 million primarily due to contributions from add-on acquisitions completed during the year. Revenues from our water and wastewater operations increased by $232 million, supported by organic growth from recently constructed concession assets and higher pricing due to the inflation indexation of our contracts. These factors were partially offset by a decrease in revenues from our construction operations primarily driven by lower contributions in the first half of the year due to the impact of severe wet weather on our operations in Australia combined with reduced contributions from our healthcare services operations as a result of government mandated restrictions in the first quarter of 2022 on elective surgeries in Victoria and New South Wales.
Direct operating costs
For the year ended December 31, 2022, direct operating costs increased by $665 million to $9,466 million, compared to $8,801 million for the year ended December 31, 2021. The increase was primarily due to contributions from our dealer software and technology services operations acquired during the third quarter of 2022, combined with contributions from add-on acquisitions at our nuclear technology services operations, partially offset by decreased costs at our construction operations due to lower activity.

Brookfield Business Corporation	51

General and administrative expenses
For the year ended December 31, 2022, general and administrative expenses increased by $90 million to $372 million, compared to $282 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to contributions from our dealer software and technology services operations acquired during the third quarter of 2022, combined with contributions from add-on acquisitions in our nuclear technology services operations.
Interest income (expense), net
For the year ended December 31, 2022, interest expense, net increased by $341 million to $742 million, compared to $401 million for the year ended December 31, 2021. The increase was primarily due to acquisitions completed during the year, including add-on acquisitions completed at our nuclear technology services operations, combined with higher interest expense at our water and wastewater operations.
Other income (expense), net
For the year ended December 31, 2022, other expense, net increased by $86 million to $175 million, compared to $89 million for the year ended December 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2022, the components of other income (expense), net include $132 million of business separation expenses, stand-up costs and restructuring charges, $80 million in transaction costs, partially offset by $10 million of net gains on the sale of property, plant and equipment, and $27 million of other income. For the year ended December 31, 2021, the components of other income (expense), net include $70 million of business separation expenses, stand-up costs and restructuring charges, $8 million in transaction costs, $13 million of net gain on debt extinguishment/modification, and $24 million of other expenses.
Comparison of the years ended December 31, 2021 and December 31, 2020
For the year ended December 31, 2021, the company reported net income of $93 million, of which $36 million of net income was attributable to Brookfield Business Partners. For the year ended December 31, 2020, net loss of $127 million, of which $164 million of net loss was attributable to Brookfield Business Partners. The increase in net income was primarily due to increased contributions from our construction operations.
Revenues
For the year ended December 31, 2021, revenues increased by $43 million to $9,649 million, compared to $9,606 million for the year ended December 31, 2020. Revenues from our water and wastewater operations increased by $122 million, driven by increased concession revenues. Revenues from our healthcare services operations increased by $129 million as demand for elective surgeries remained strong despite the impact of lockdowns and restrictions imposed during 2021. Revenues from our construction services operations decreased by $210 million primarily due to lower construction activity.
Direct operating costs
For the year ended December 31, 2021, direct operating costs decreased by $52 million to $8,801 million, compared to $8,853 million for the year ended December 31, 2020. The decrease was primarily due to lower activity at our construction operations, partially offset by increased costs incurred at our water and wastewater operations.
General and administrative expenses
For the year ended December 31, 2021, general and administrative expenses decreased by $31 million to $282 million, compared to $313 million for the year ended December 31, 2020. The decrease was primarily due to ongoing cost savings initiatives at our nuclear technology services operations.
Interest income (expense), net
For the year ended December 31, 2021, net interest expense decreased by $4 million to $401 million, compared to $405 million for the year ended December 31, 2020.

52	Brookfield Business Corporation

Other income (expense), net
For the year ended December 31, 2021, other expense, net decreased by $145 million to $89 million, compared to $234 million for the year ended December 31, 2020. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2021, the components of other income (expense), net include $70 million of business separation expenses, stand-up costs and restructuring charges, $8 million of transaction costs, $13 million of net gain on debt extinguishment/modification and $24 million of other expenses. For the year ended December 31, 2020, the components of other income (expense), net include $25 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $64 million of business separation expenses, stand-up costs and restructuring charges, $31 million in transaction costs, and $30 million of other expenses.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS)
Revenues	$3,124	$2,905	$2,318	$2,251	$2,488	$2,340	$2,452	$2,369
Direct operating costs	(2,727)	(2,604)	(2,110)	(2,025)	(2,195)	(2,162)	(2,269)	(2,175)
General and administrative expenses	(103)	(129)	(72)	(68)	(66)	(74)	(80)	(62)
Interest income (expense), net	(254)	(248)	(133)	(107)	(96)	(106)	(100)	(99)
Equity accounted income (loss), net	7	3	2	1	2	2	—	1
Impairment reversal (expense), net	(21)	—	—	—	—	—	—	—
Remeasurement of exchangeable and Class B shares	182	126	696	(168)	—	—	—	—
Other income (expense), net	(65)	(43)	(24)	(43)	(43)	(19)	(38)	11
Income (loss) before income tax	143	10	677	(159)	90	(19)	(35)	45
Income tax (expense) recovery
Current	(28)	(27)	(17)	(16)	7	(9)	(8)	(23)
Deferred	43	48	390	12	24	7	—	14
Net income (loss)	$158	$31	$1,050	$(163)	$121	$(21)	$(43)	$36
Attributable to:
Brookfield Business Partners	$194	$92	$789	$(164)	$36	$1	$(12)	$11
Non-controlling interests	(36)	(61)	261	1	85	(22)	(31)	25
	$158	$31	$1,050	$(163)	$121	$(21)	$(43)	$36
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. The majority of cyclical fluctuations are driven by our nuclear technology services operations which generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel; revenues are also impacted quarter-over-quarter based on volume of fuel shipments. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Brookfield Business Corporation	53

Review of Consolidated Financial Position
The following table is a summary of the consolidated statements of financial position as at December 31, 2022 and 2021:

			Change
(US$ MILLIONS)	December 31, 2022	December 31, 2021	December 2022 vs December 2021
Assets
Cash and cash equivalents	$736	$894	$(158)
Financial assets	497	349	148
Accounts and other receivable, net	3,191	2,281	910
Inventory, net	635	580	55
Other assets	1,466	920	546
Property, plant and equipment	3,765	4,036	(271)
Deferred income tax assets	626	348	278
Intangible assets	9,295	4,226	5,069
Equity accounted investments	251	70	181
Goodwill	6,914	2,216	4,698
Total assets	$27,376	$15,920	$11,456
Liabilities and equity
Liabilities
Accounts payable and other	$7,639	$9,051	$(1,412)
Non-recourse borrowings in subsidiaries of the company	12,913	5,246	7,667
Exchangeable and class B shares	1,237	—	1,237
Deferred income tax liabilities	1,516	487	1,029
	$23,305	$14,784	$8,521
Equity
Brookfield Business Partners	$359	$(516)	$875
Non-controlling interests	3,712	1,652	2,060
	4,071	1,136	2,935
Total liabilities and equity	$27,376	$15,920	$11,456
Financial assets
Financial assets increased by $148 million to $497 million as at December 31, 2022, compared to $349 million as at December 31, 2021. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the acquisition of our dealer software and technology services operations and gains on derivative assets at our nuclear technology services operations.
Accounts and other receivable, net
Accounts receivable and other, net increased by $910 million to $3,191 million as at December 31, 2022, compared to $2,281 million as at December 31, 2021. The increase was primarily due to accounts and other receivables acquired through the acquisition of our dealer software and technology services operations and the add-on acquisitions at our nuclear technology services operations completed during the year as well as a loan receivable from Brookfield of $460 million recorded during the year.
Inventory, net
Inventory, net increased by $55 million to $635 million as at December 31, 2022, compared to $580 million as at December 31, 2021. The increase was primarily due to higher inventory in our nuclear technology services operations due to add-on acquisitions completed during the year.

54	Brookfield Business Corporation

Property, plant & equipment (PP&E) and intangible assets
PP&E decreased by $271 million to $3,765 million as at December 31, 2022, compared to $4,036 million as at December 31, 2021. The decrease was primarily due to the impact of foreign exchange movements driven by the weakening of the Australian dollar relative to the U.S. dollar during the period, partially offset by higher PP&E of $152 million in connection with the acquisition of our dealer software and technology services operations and add-on acquisitions completed at our nuclear technology services operations. As at December 31, 2022, PP&E included $418 million of right-of-use assets.
Intangible assets increased by $5,069 million to $9,295 million as at December 31, 2022, compared to $4,226 million as at December 31, 2021. The increase was primarily due to intangible assets acquired through the acquisition of our dealer software and technology services operations and add-on acquisitions completed at our nuclear technology services operations.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operations and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations. In addition, we included additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2022 were $192 million and $387 million, respectively (2021: $146 million and $509 million, 2020: $192 million and $241 million).
Deferred income tax assets
Deferred income tax assets increased by $278 million to $626 million as at December 31, 2022, compared to $348 million as at December 31, 2021. The increase was primarily due to the recognition of previously unrecognized deferred tax assets at our nuclear technology services operations.
Goodwill
Goodwill increased by $4,698 million to $6,914 million as at December 31, 2022, compared to $2,216 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations and the add-on acquisitions at our nuclear technology services operations.
Accounts payable and other
Accounts payable and other decreased by $1,412 million to $7,639 million as at December 31, 2022, compared to $9,051 million as at December 31, 2021. The balance in the prior year included loans payable to Brookfield Business Partners in connection with the BBUC Reorganization which were settled as part of the special distribution on March 15, 2022. The remaining decrease in accounts payable and other was partially offset by the acquisition of our dealer software and technology services operations.
Deferred income tax liabilities
Deferred income tax liabilities increased by $1,029 million to $1,516 million as at December 31, 2022, compared to $487 million as at December 31, 2021. The increase was primarily due to the recognition of deferred tax liabilities associated with the acquisition of our dealer software and technology services operations.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources”.

Brookfield Business Corporation	55

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

(US$ MILLIONS)	Year Ended December 31,
IFRS Measures	2022	2021	2020
Revenues	$57,545	$46,587	$37,635
Net income (loss)	355	2,153	580

(US$ MILLIONS)	As of
IFRS Measures	December 31, 2022	December 31, 2021
Total assets	$89,498	$64,219
Total liabilities	71,033	51,219
Total partnership capital	18,465	13,000

(US$ MILLIONS)	Year Ended December 31,
Non-IFRS Measure	2022	2021	2020
Adjusted EBITDA(1)	$2,335	$1,761	$1,384
____________________________________
(1)The partnership’s definition of these non-IFRS financial measures are included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
5.B LIQUIDITY AND CAPITAL RESOURCES
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
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations, monetizations of mature businesses, and access to public and private capital markets.
As at December 31, 2022, the outstanding non-recourse borrowings in subsidiaries of the company were $12,913 million compared to $5,246 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	December 31, 2022	December 31, 2021
Term loans	$8,595	$3,761
Project financing	587	518
Notes and debentures	1,705	835
Credit facilities (1)	2,026	132
Total non-recourse borrowings in subsidiaries	$12,913	$5,246
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

56	Brookfield Business Corporation

We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities, ranging from on demand to 22 years. Borrowings increased by $7,667 million between December 31, 2021 and December 31, 2022, primarily due to borrowings raised to partially fund the acquisition of our dealer software and technology operations that was completed in the third quarter of 2022, combined with net increased borrowings at our nuclear technology services operations and our water and wastewater operations.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Certain of our borrowings are subject to financial maintenance covenants, including fixed charge coverage and leverage ratios. For the year ended December 31, 2022, the financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to ensure compliance. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio companies to monitor performance against such covenant requirements.
The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at December 31, 2022, the amount subscribed from our company was $nil and the amount subscribed from other subsidiaries of Brookfield Business Partners was $1,475 million. Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
The board may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. Our company targets to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the units and targets that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of the units.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, asset monetizations borrowings and proceeds from potential future debt issues or equity offerings, if required.
Comparison of the years ended December 31, 2022, 2021 and 2020
As at December 31, 2022, we had cash and cash equivalents of $736 million, compared to $894 million as at December 31, 2021 and $777 million as at December 31, 2020. The net cash flows for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Cash flow provided by (used in) operating activities	$181	$618	$514
Cash flow provided by (used in) financing activities	8,913	14	(293)
Cash flow provided by (used in) investing activities	(9,230)	(478)	(235)
Effect of foreign exchange rates on cash	(22)	(37)	(1)
Change in cash and cash equivalents	$(158)	$117	$(15)

Brookfield Business Corporation	57

Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2022 was $181 million compared to $618 million provided for the year ended December 31, 2021. The cash provided by operating activities during the year ended December 31, 2022 was primarily attributable to the cash generated by our nuclear technology services operations, our construction operations and our healthcare services operations. This was partially offset by changes in non-cash working capital, transaction costs, and other non-recurring payments as a result of the acquisition of our dealer software and technology services operations.
Total cash flow provided by operating activities for the year ended December 31, 2021 was $618 million, compared to $514 million provided for the year ended December 31, 2020. The cash provided by operating activities during the year ended December 31, 2021 was primarily attributable to cash generated at our nuclear technology services operations and our healthcare services operations.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $8,913 million for the year ended December 31, 2022, compared to $14 million cash flow provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, cash flow provided by financing activities primarily related to cash proceeds raised to fund the acquisition of our dealer software and technology services through non-recourse borrowings and capital contributions from non-controlling interests. Other contributing factors include the net increased borrowings at our nuclear technology services operations and our water and wastewater operations. Distributions to non-controlling interests and Brookfield Business Partners were $1,178 million and $82 million, respectively, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations.
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
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $9,230 million for the year ended December 31, 2022, compared to $478 million for the year ended December 31, 2021. Our investing activities were primarily related to cash used for the acquisition of our dealer software and technology services operations. Other contributing factors included cash used for the add-on acquisitions at our nuclear technology services operations and capital expenditures within our water and wastewater operations, our nuclear technology services operations, our dealer software and technology services operations and our healthcare services operations.
Total cash flow used in investing activities was $478 million for the year ended December 31, 2021, compared to $235 million for the year ended December 31, 2020. Our investing activities were primarily related to capital expenditures within our water and wastewater operations and our nuclear technology services operations. This was partially offset by the release of restricted cash within our water and wastewater operations.
Market Risks
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates and foreign currency exchange rates.
Financial instruments held by the company that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in interest rates. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease net income by $45 million, and a 50 basis point decrease in interest rates is expected to increase net income by $45 million. A 50 basis point change in interest rates is expected to impact other comprehensive income by an increase of $40 million if interest rates increase, and a decrease of $40 million if interest rates decrease.

58	Brookfield Business Corporation

Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar and the Brazilian real. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact to the company of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the same currency as the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of the company’s foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on pre-tax net income and other comprehensive income attributable to Brookfield Business Partners of a 10% increase to the exchange rate relative to the U.S. dollar:

	2022		2021		2020
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$69	$(15)	$60	$(9)	$86	$(5)
USD/CAD	(2)	3	2	3	1	(1)
USD/BRL	29	—	28	—	30	—
USD/EUR	15	(12)	12	(11)	3	(3)
USD/Other	2	(5)	(12)	(4)	24	(2)
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B of this Form 20-F as well as in Note 1 and Note 26 in our consolidated financial statements included in this Form 20-F.
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
Critical judgments made by management and utilized in the normal course of preparing our company’s annual consolidated financial statements are outlined below.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 included in this Form 20-F.
Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the company will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.

Brookfield Business Corporation	59

Determination of control
The company consolidates an investee when it controls the investee, with control existing if, and only if, the company has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the company’s returns.
In determining if the company has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the company the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the company to appoint directors. The company enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the company has exposure or rights to variable returns from its involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the company’s voting interest differs from the ownership interest in an investee. In determining if the company has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the company is an investor as to whether the company is a principal or agent and whether another entity with decision making rights is acting as the company’s agent. If it is determined that the company is acting as an agent, as opposed to a principal, the company does not control the investee.
Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including the determination of the company’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
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
Judgment is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The company applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
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

60	Brookfield Business Corporation

these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Uncertainty of income tax treatments
The company applies IFRIC 23, Uncertainty over income tax treatments. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the company to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the company’s subsidiaries.
New Accounting Policies Adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
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
The company adopted these amendments on January 1, 2022 and the adoption did not have an impact on the company’s consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The company adopted these amendments on January 1, 2022 and the adoption did not have an impact on the company’s consolidated financial statements.
Future Changes in Accounting Policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments on the consolidated financial statements.

Brookfield Business Corporation	61

(ii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The company does not anticipate the application of these amendments to result in any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impact on the company.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $1.7 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.3 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
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

62	Brookfield Business Corporation

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2022:

	Payments as at December 31, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$13,280	$452	$2,931	$4,066	$5,831
Lease liabilities	809	96	79	144	490
Interest expense	4,932	1,066	956	2,129	781
Decommissioning liabilities	719	3	—	—	716
Pension obligations	3,832	87	88	278	3,379
Exchangeable and class B shares	1,237	1,237	—	—	—
Total	$24,809	$2,941	$4,054	$6,617	$11,197
Price Range and Trading Volume of Listed Units
The units are listed and posted for trading on the TSX under the symbol “BBU.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2022
January 1, 2022 - March 31, 2022	$39.67	$31.47	4,565,331
April 1, 2022 - June 30, 2022	39.00	26.07	4,800,668
July 1, 2022 - September 30, 2022	34.05	24.20	3,082,234
October 1, 2022 - December 31, 2022	31.26	20.94	5,077,730

2021
January 1, 2021 - March 31, 2021	$35.18	$28.81	5,863,767
April 1, 2021 - June 30, 2021	37.96	30.90	3,801,507
July 1, 2021 - September 30, 2021	38.79	31.46	3,570,330
October 1, 2021 - December 31, 2021	41.46	35.82	3,874,955

2020
January 1, 2020 - March 31, 2020	$39.40	$17.13	5,479,604
April 1, 2020 - June 30, 2020	31.24	19.97	4,487,693
July 1, 2020 - September 30, 2020	29.06	21.75	5,052,338
October 1, 2020 - December 31, 2020	32.66	24.54	4,939,696

2019
January 1, 2019 - March 31, 2019	$33.85	$25.73	5,500,145
April 1, 2019 - June 30, 2019	34.66	31.17	4,013,452
July 1, 2019 - September 30, 2019	33.02	26.39	4,958,973
October 1, 2019 - December 31, 2019	35.50	31.84	3,101,678

Brookfield Business Corporation	63

The units are listed and posted for trading on the NYSE under the symbol “BBU”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume

2022
January 1, 2022 - March 31, 2022	$31.50	$24.71	1,426,798
April 1, 2022 - June 30, 2022	31.27	20.26	2,413,217
July 1, 2022 - September 30, 2022	26.50	18.48	999,887
October 1, 2022 - December 31, 2022	23.11	15.29	1,830,249

2021
January 1, 2021 - March 31, 2021	$28.46	$22.72	1,478,937
April 1, 2021 - June 30, 2021	31.52	24.94	1,480,117
July 1, 2021 - September 30, 2021	31.50	24.84	1,472,892
October 1, 2021 - December 31, 2021	33.36	28.11	805,924

2020
January 1, 2020 - March 31, 2020	$30.09	$11.94	3,015,426
April 1, 2020 - June 30, 2020	23.56	14.26	2,461,201
July 1, 2020 - September 30, 2020	22.20	16.48	2,007,564
October 1, 2020 - December 31, 2020	25.67	18.65	1,727,479

2019
January 1, 2019 - March 31, 2019	$25.63	$19.14	1,338,869
April 1, 2019 - June 30, 2019	26.62	23.27	1,922,618
July 1, 2019 - September 30, 2019	25.35	20.03	2,819,438
October 1, 2019 - December 31, 2019	27.42	24.19	2,026,630
5.C RESEARCH AND DEVELOPMENT PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgements”.

64	Brookfield Business Corporation

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Jeffrey Blidner (2) Toronto, Ontario, Canada (Not Independent)	74	Board Chair and Director	Vice Chair, Brookfield Asset Management
David Court (3)(4) Toronto, Ontario, Canada (Independent)	66	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Not Independent)	60	Director	Managing Partner, VectoIQ
David Hamill (4) (5) Eastern Heights, Queensland, Australia (Independent)	65	Director	Corporate Director
Anne Ruth Herkes (4) Munich, Germany (Independent)	66	Director	Corporate Director
John Lacey (4) Thornhill, Ontario, Canada (Independent)	79	Lead Independent Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (5) Pembroke Parish, Bermuda (Independent)	62	Director	Chairman and Owner of New Venture Holdings
Michael Warren (3) Washington, District of Columbia (Independent)	55	Director	Managing Director of Albright Stonebridge Group
Patricia Zuccotti (5) Kirkland, Washington, USA (Independent)	75	Director	Corporate Director
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

Brookfield Business Corporation	65

Set forth below is biographical information for our directors.
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Asset Management and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), Chair of the general partner of the partnership and Chair of the partnership. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and is Chair of the general partner of Brookfield Property Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Stephen Girsky. Mr. Girsky is a Managing Partner of VectoIQ, an independent advisory firm based in New York. Mr. Girsky is the Chairman of the Board of Directors at Nikola Motor Company, a publicly traded company that designs and manufactures electric components, drivetrains and vehicles. Mr. Girsky also serves on the board of directors of the partnership. He consulted for Brookfield on its acquisition of Clarios International, Inc. (“Clarios”), a leading automotive battery company, and serves on the Board and is Chair of the ESG and Risk Management Committee for Clarios. Mr. Girsky was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley, and served in a number of capacities at General Motors Co., including the office of Vice Chairman. Mr. Girsky holds a Bachelor of Science in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of the partnership. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company and a Senior Advisor with Rivada Space Networks GmbH, a new space company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the board of Asia House, an independent think tank and advisory service in London. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of the partnership.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., Doncaster Foundation and a director of Whittington Investments Ltd. Mr. Lacey also serves on the board of directors of the partnership. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited and TELUS Corporation.
Don Mackenzie. Mr. Mackenzie is the Chairman and Owner of New Venture Holdings, a well-established privately-owned holding company with operating company and real estate investments in Bermuda and Canada. Mr. Mackenzie also serves on the board of directors of the partnership. Prior to moving to Bermuda in 1990, Mr. Mackenzie worked in the software and sales sector. Mr. Mackenzie acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Mr. Mackenzie has a Bachelor of Commerce from Queens University and a Master of Business Administration from Schulich School of Business of York University.

66	Brookfield Business Corporation

Michael Warren. Mr. Warren is the Managing Director of Albright Stonebridge Group (“ASG”). He served as ASG’s Managing Principal from 2013 to 2017 and as Principal from 2009 to 2013. Prior to ASG, Mr. Warren served as the Chief Operating Officer and Chief Financial Officer of Stonebridge International from 2004 to 2009, where he managed operations, business development, finance, and personnel portfolios. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren serves on the board of the Board of Trustees and the risk & audit committees at Commonfund, Board of Directors of Walker & Dunlop, Inc, the Board of Directors of MAXIMUS. He serves as a Trustee of Yale University and is a member of the Yale Corporation Investment Committee. Mr. Warren formerly served as a Trustee of the District of Columbia Retirement Board and as a member of the Board of Directors of the United States Overseas Private Investment Corporation. Mr. Warren received degrees from Yale University and Oxford University where he was a Rhodes Scholar.
Patricia Zuccotti. Ms. Zuccotti is a director of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation), where she is the Chair of the Audit Committee. Ms. Zuccotti also serves on the board of directors of the partnership, where she is the Chair of the Audit Committee. She served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our businesses which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	57	34	24	Chief Executive Officer
Jaspreet Dehl	46	24	12	Chief Financial Officer
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
Jaspreet Dehl. Ms. Dehl is the Chief Financial Officer of our company. Ms. Dehl is also a Managing Partner of Brookfield Asset Management. Since joining Brookfield in 2011, Ms. Dehl has held a number of senior finance positions, including within Brookfield’s Private Equity Group and in Brookfield’s Private Funds Group. Prior to joining Brookfield, Ms. Dehl was part of the Financial Advisory Services practice at Deloitte, specializing in corporate restructuring services and transaction execution services to private equity clients. Ms. Dehl is a Chartered Professional Accountant and holds a bachelor’s degree in economics from Wilfrid Laurier University. In 2022, Ms. Dehl received the distinction of Fellow (FCPA) by the Chartered Professional Accountant's Association of Ontario.

Brookfield Business Corporation	67

6.B COMPENSATION
Except for the non-overlapping directors, the directors of our company also serve as directors of the general partner of the partnership. Each overlapping director (other than Mr. Jeffrey Blidner) receives an annual retainer of $15,000 for serving on the board of the company (in addition to the $150,000 each director is paid for serving as a director of the general partner of the partnership). The general partner of the partnership does not pay any compensation in connection with Mr. Blidner’s board service. The chair of the audit committee receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), and the lead independent director of the partnership receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director). In addition, in 2022, John Lacey received an additional $50,000 and each of David Hamill and Anne Ruth Herkes received an additional $35,000 for serving on the special committee of directors that was formed to consider the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P.
The non-overlapping directors who do not serve as a director of the general partner of the partnership will receive an annual retainer of $165,000 for their service on the board and its committees, and reimbursement of expenses incurred in attending meetings.
Our company currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities. The fees payable to the Service Providers under our Master Services Agreement are set forth under Item 7.B, “Related Party Transactions - Management Services”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals including the Brookfield employees identified in the table under Item 6.A, “Directors and Senior Management”, are not compensated by our group or the general partner of the partnership. Instead, they continue to be compensated by Brookfield.
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
6.C BOARD PRACTICES
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
Size, independence and composition of the board of directors
The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to the articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE. Our company’s board mirrors the board of the general partner of the partnership, except that there are two additional non-overlapping board members who will assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. David Court and Michael Warren serve as the non-overlapping members of the board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 until his resignation in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI-61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
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

68	Brookfield Business Corporation

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

Brookfield Business Corporation	69

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
•any material service agreement or other arrangement pursuant to which Brookfield is paid a fee or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
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

70	Brookfield Business Corporation

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
Other Directorships
The following directors of our company are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to our company and the general partner of the partnership:
•Jeffrey Blidner: Brookfield Corporation, and the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation), and Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation);
•David Court: Canadian Tire Corporation, Limited;
•Stephen Girsky: Clarios International, Inc. and Nikola Motor Company;
•David Hamill: Dalrymple Bay Infrastructure Management Pty Ltd.;
•Michael Warren: Walker & Dunlop, Inc. and Maximus Inc.; and
•Patricia Zuccotti: the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation).
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

Brookfield Business Corporation	71

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
•broker/dealer, investment adviser, underwriting, securities, or investment banking services
•legal services and expert services unrelated to the audit; and
•certain tax services.

72	Brookfield Business Corporation

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
The board has also developed a written position for the lead independent director of our company which sets out key responsibilities, including duties relating to corporate governance matters, the activities of the other independent directors, consulting and communicating directly with shareholders of our company and other stakeholders when appropriate, chairing private sessions of independent directors following every board meeting and calling meetings of independent directors if necessary.
The board has also developed a written position description for the chief executive officer which sets out the key responsibilities of the chief executive officer, including duties relating to managing the business and affairs of our company, presenting a business plan to the board for approval annually, establishing and maintaining risk assessment processes and procedures, proposing operating plans to the board annually and acting as a primary spokesperson for our company.

Brookfield Business Corporation	73

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

74	Brookfield Business Corporation

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
Management Diversity
Our company is externally managed by the Service Providers, and accordingly, our company does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography and skills. The Service Providers are also deeply aware of the benefits that diversity and inclusion add to a workplace and the ability to achieve better business outcomes. The Service Providers’ focus begins at recruitment, continues in leadership training programs, diversity is woven into our policies and procedures and is emphasized on a daily basis as part of our culture. In addition to having a diverse employee base, the Service Providers also seek to leverage the benefits of diversity by upholding an inclusive environment that encourages contribution from all individuals and provides equal development and advancement opportunities. To further our progress in this area, Brookfield has created an internal Global Diversity Advisory Group. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.
6.D EMPLOYEES
Our company does not have any employees. Our company has entered into a Master Services Agreement with the Service Providers, pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
As at December 31, 2022, our consolidated operating companies had approximately 38,000 employees. Our employees are primarily based in the U.S. (28%), Brazil (17%), the U.K. (4%), Europe (9%) and Australia (36%). Our company believes that its employees are critical to its success and its relationships with its employees and with any labor organizations that represent its employees are good.
6.E SHARE OWNERSHIP
Our directors and officers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our exchangeable shares representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at the date of this Form 20-F, there are 72,955,091 exchangeable shares of our company outstanding. To our knowledge, as at the date of this Form 20-F, there is no person or company, other than Brookfield and OMERS Administration Corporation, who beneficially owns, controls or directs, directly or indirectly, more than 5% of our company on a fully exchanged basis (based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act).
As at March 3, 2023, 6,106 of our outstanding exchangeable shares were held by holders of record in the U.S., not including exchangeable shares of our company held of record by DTC. As at March 3, 2023, DTC was the holder of record of 13,807,585 exchangeable shares.

Brookfield Business Corporation	75

As at March 3, 2023, 12,077,388 of our outstanding exchangeable shares were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 3, 2023, CDS was the holder of record of 47,061,630 exchangeable shares.
The following table presents information regarding the beneficial ownership of our exchangeable shares by each person or entity that beneficially owns 5% or more of our exchangeable shares (based on reports filed under Section 13 of the Exchange Act):

	Exchangeable Shares Beneficially Owned (1)(2)(3)
Name and Address	Number	Percentage
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	47,244,877	64.8%	(1)
OMERS Administration Corporation
900-100 Adelaide Street West
Toronto, Ontario M5H 0E2	6,019,681	8.3%	(4)
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
(3)The percentages shown are based on 72,955,091 exchangeable shares outstanding as at the date of this 20-F.
(4)Based on the Schedule 13G filed by OMERS Administration Corporation on February 13, 2023, OMERS Administration Corporation holds an aggregate 6,019,681 of our exchangeable shares, representing approximately 8.3% of the total 72,955,585 exchangeable shares outstanding, as of December 31, 2022.
7.B RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts. Brookfield shares are listed on the NYSE and TSX under the symbols “BN” and “BN.A”, respectively.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our vision of our group being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors - Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results - Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 1 and Note 26 to our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, respectively.

76	Brookfield Business Corporation

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

Brookfield Business Corporation	77

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
Master Services Agreement
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

78	Brookfield Business Corporation

Incentive Distributions
The Asset Management Company is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 51.7% interest in Holding LP through Managing General Partner Units held by the partnership. As a result of holding Special LP Units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (A) 20% of the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the “incentive distribution threshold”, which as of December 31, 2022 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by (B) the number of units and other economically equivalent securities of the Service Recipients (which includes our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of the units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of the units on the principal stock exchange for the units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in the market value of the units during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “incentive distribution threshold” is exceeded. The incentive distribution threshold will be adjusted in accordance with Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and the partnership’s shareholders through capital appreciation while providing a modest distribution yield.
During the fourth quarter of 2022, the volume weighted average price per unit was $19.36, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2022 there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.
Our company is responsible for reimbursing Holding LP for its proportionate share of the base management fee but is not required to reimburse Holding LP for any portion of any incentive distributions. Our company’s proportionate share of the base management fee is calculated on the basis of the value of our company’s business relative to that of the partnership. See also Item 7.B., “Related Party Transactions - Management Services”. As noted above, our company was established to provide an economic return equivalent to units of the partnership and, accordingly, our exchangeable shares are treated as if they trade equivalently to units for purposes of calculating the amount payable as incentive distributions. Brookfield Business Partners may in the future revisit the manner in which incentive distributions are calculated, including if the trading prices of the units and our exchangeable shares diverge.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with the partnership, which was amended on May 5, 2022, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2022, the amount subscribed from the company was $nil and the amount subscribed from other subsidiaries of the partnership was $1,475 million. Brookfield will have the right to cause our company or the partnership to redeem certain preferred securities at par to the extent that our company or the partnership have available cash, including any net proceeds received by our company or the partnership from any issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
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

Brookfield Business Corporation	79

Appointment of Rights Agent; Term
The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the exchangeable shares. Pursuant to and subject to the terms and conditions set forth in our articles, a holder of exchangeable shares may request to exchange each exchangeable share, or subject exchangeable share, for one unit per exchangeable share held (subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our group — see Item 10.B., “Memorandum and Articles of Association - Description of Our Share Capital - Exchange by Holder - Adjustments to Reflect Certain Capital Events” below)). Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, such unit or cash amount. Pursuant to the Rights Agreement, Brookfield has agreed that, in the event that, on the applicable specified exchange date with respect to any subject exchangeable shares, (i) our company has not satisfied its obligation under our articles by delivering the unit or cash amount and (ii) the partnership has not, upon its election in its sole and absolute discretion, acquired such subject exchangeable share from the holder thereof and delivered the unit or cash amount, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such subject exchangeable shares for the unit amount or the cash amount. The holders of exchangeable shares have a right to receive the unit amount or the cash amount in such circumstances, which we refer to as the secondary exchange rights.
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

80	Brookfield Business Corporation

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

Brookfield Business Corporation	81

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
Licensing Agreement
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement that Brookfield Business Partners has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Other than the limited license under the Licensing Agreement, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.

82	Brookfield Business Corporation

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
Conflicts of Interest and Fiduciary Duties
Conflict of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which we invest.

Brookfield Business Corporation	83

Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
As described further below under “Management and Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of our independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to our group, Brookfield Accounts in which we invest or our shareholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our group.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

84	Brookfield Business Corporation

Our group will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside our group. As a result, our group will consolidate the underlying assets of such other Brookfield-managed vehicles into our group’s financial records and calculation of its assets under management, despite the fact that our group does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by our group for purposes of completing its own financial records, and will not reimburse our group for the expenses associated with such calculation and preparation. See “Voting Agreement” section above for more information.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of our group and Brookfield Accounts in which we invest, and will compete with and/or have priority over our group (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with our group (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments; (ii) secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Growth Partners; (iii) registered funds or investment vehicles that invest across different pools of private equity and private equity-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates. It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield believes is fair and reasonable taking into account various factors including (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of our group (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to our group (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Account(s), (vi) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by our group (or a Brookfield Account in which we invest) and such other Account(s), (vii) the availability of other appropriate or similar investment opportunities and/or (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, investment-specific, timing and similar considerations).

Brookfield Business Corporation	85

The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses (i)-(viii) above.
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to the board of directors or the shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest).
Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities may be allocated to our group (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.

86	Brookfield Business Corporation

In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which we invest may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or of the independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of our group and Brookfield Accounts in which we invest.

Brookfield Business Corporation	87

•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
•Allocation of Co-Investments. Investing in our group (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and shareholders will not have any right to receive co-investments. Shareholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to our group.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, our group (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts. However, Brookfield may determine, on behalf of our group, that our group will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield also may assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.

88	Brookfield Business Corporation

In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances our group (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including our group) may participate in co‑investment opportunities at different times (e.g., our group (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors.
In the event Brookfield and/or our group participates in a co-investment opportunity, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the shareholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group, and (b) our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.

Brookfield Business Corporation	89

Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which we invest and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our exchangeable shares through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant investor (whether our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to our group (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).

90	Brookfield Business Corporation

In certain situations, our group (or the Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where our group (or the Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent our group (or the Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or the Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, our group (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or the Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, our group (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), Brookfield could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients could influence the decisions made by Brookfield with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. our group, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for market share or other matters.

Brookfield Business Corporation	91

In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with our group’s or Brookfield Accounts’ in which we invest and conflicts are likely arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
CONFLICTS RELATING TO INVESTMENTS
As noted throughout this Form 20-F, our group is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including our group and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
•Advice to Other Brookfield Accounts May Conflict with our group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts and/or Brookfield that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

92	Brookfield Business Corporation

In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and our group (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within Brookfield may take views, and make decisions or recommendations, that are different than other areas of Brookfield. Different portfolio management teams within Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data and Information Sharing” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of our group (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, our group (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of our group (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to our group (or a Brookfield Account in which we invest).
•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of our group and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among our group and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to our group are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.

Brookfield Business Corporation	93

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including our group and Brookfield Accounts in which we invest).
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including our group and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our group (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside our group (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.

94	Brookfield Business Corporation

As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of our group’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by our group or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict our group (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.
In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of our group or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for our group (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.
While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of our group and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of our group, Brookfield Accounts in which we invest and/or any portfolio companies.

Brookfield Business Corporation	95

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our group, other Brookfield Accounts, their portfolio companies or shareholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our group and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which could result in our group (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.

96	Brookfield Business Corporation

Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of our group (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the shareholders or the board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

Brookfield Business Corporation	97

Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of our group (or of a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than our group (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, our group (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.

98	Brookfield Business Corporation

Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of our group, the Brookfield Account in which we are invested, our portfolio companies or the shareholders, which may materially and adversely affect our group, the Brookfield Account in which we are invested and our portfolio companies, and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by our group or a Brookfield Account in which we are invested at a loss, including loss of the entire investment.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.

Brookfield Business Corporation	99

As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, the our interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including our group and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group and/or a Brookfield Account in which we are invested has a position. our group and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of our group and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by our group or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, our group and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

100	Brookfield Business Corporation

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).
•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring our group’s investments and other operations, while also taking into account the interests of our group as a whole.
From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by our group (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such shareholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
•Restrictions on our group’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing our group and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on our group.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.

Brookfield Business Corporation	101

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by our group or the shareholders.
•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.

102	Brookfield Business Corporation

•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that our group and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside our group and other Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that our group’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our shareholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.
•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
It is expected that Brookfield, Brookfield Accounts (including our group and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.

Brookfield Business Corporation	103

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Our group and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we invest in with Brookfield, and our group and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact our group and/or Brookfield Accounts that we invest in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). our group and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

104	Brookfield Business Corporation

Brookfield and Oaktree may decide, at any time and without notice to our group or our shareholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
As noted in “Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “Transactions with Portfolio Companies.”
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.

Brookfield Business Corporation	105

•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
Brookfield, in its capacity as our service provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our group will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our group. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our group (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our group or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.

106	Brookfield Business Corporation

Conflicts of interest arising for Brookfield under this arrangement have been approved by our independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our group, including access to financing arrangements and investment opportunities, and our group supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of our group and Brookfield Accounts in which we invest.
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by the independent directors.
Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for our group than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our shareholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of our group (or a Brookfield Account in which we invest).

Brookfield Business Corporation	107

•Warehoused Investments and Initial Investments. Brookfield (or our group) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
Certain conflicts of interest are inherent in the foregoing transactions between Brookfield or our group and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or our group, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or our group acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or our group regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or our group. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or our group, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of our group (or a Brookfield Account in which we invest).
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in the these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

108	Brookfield Business Corporation

•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial.

Brookfield Business Corporation	109

The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group (or a Brookfield Account in which we are invested). Furthermore, providing services or products to our group (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.

110	Brookfield Business Corporation

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to our group’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, our group (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) our group (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between our group (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of our group (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that our group (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).

Brookfield Business Corporation	111

Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to our group (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to our group (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to our group (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among our group (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage our group to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that our group would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments of Employees,” and “Insurance” subsections in the Potential Conflicts of Interest section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

112	Brookfield Business Corporation

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of our group (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.

Brookfield Business Corporation	113

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to our group (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in our group (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by our group (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which we invest) (or among our group (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.

114	Brookfield Business Corporation

•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a particular business need.
Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the independent directors or shareholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).

Brookfield Business Corporation	115

Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or shareholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to our group or the shareholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or shareholders and will not be subject to the Affiliate Service Rates.
There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.

116	Brookfield Business Corporation

•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including our group), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including our group) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by our group or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, our group, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation. Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of our group or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the independent directors in the Conflicts Protocols, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
In addition, Brookfield can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with our group, its shareholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of our group or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our group, its shareholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by our group (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from our group (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while our group (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to our shareholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this 20-F), see “Management and Resolution of Conflicts—Management and Resolution of Conflicts Generally” below.

Brookfield Business Corporation	117

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to our group rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our capabilities, as well as those of Brookfield Accounts and portfolio companies. This relationship is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies which would not exist but for our affiliation with Brookfield.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for our group (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, our group or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by our group (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.

118	Brookfield Business Corporation

In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.
Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.

Brookfield Business Corporation	119

In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met by the group during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
•Investment Platforms. Our group (or a Brookfield Account in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by our group (or a Brookfield Account in which we are invested), other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom our group (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside our group (or a Brookfield Account in which we invest).

120	Brookfield Business Corporation

Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.
Our group (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for our group (or a Brookfield Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of our group (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.
In addition, our group and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside our group or Brookfield Accounts that we are invested in. our group or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account will be contractually obligated to satisfy its share even if our group or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace our group or another Brookfield Account as the guarantor.

Brookfield Business Corporation	121

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to our group and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our group and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our group and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our group and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our group).
•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which we are invested) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that our group (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents. See also “Risk Factors – Valuation Risk”.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from our group and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of our group and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.

122	Brookfield Business Corporation

•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which we invest) (including policies covering our group, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by the Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.

Brookfield Business Corporation	123

To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to our group (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to our group (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to our group (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including our group (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to our group and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
Brookfield on behalf of our group (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in our group as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by our group and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
In making investment decisions for our group or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of our group (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of our group (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by our group or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.

124	Brookfield Business Corporation

Further, in connection with our group’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular shareholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of our group and of Brookfield Accounts in which we invest. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of our group and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.
•Internal Audit. BAM and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
OTHER CONFLICTS
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.
•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from our group and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged our group or a Brookfield Account in which we are invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to our group (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages our group or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing our group (or the Brookfield Account) to make additional payments or distributions, as applicable; however, our group (or the Brookfield Account) will not be charged interest in connection with any such underpayment.

Brookfield Business Corporation	125

MANAGEMENT AND RESOLUTION OF CONFLICTS
•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between our group (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the shareholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to our group (and Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of our group (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to our group (and Brookfield Accounts in which we invest) or the shareholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this 20-F, Brookfield is not required to and generally does not expect to seek approval from the board of directors or from other shareholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this 20-F) unless required by applicable law or as otherwise set out in this 20-F or the governing documents. By acquiring exchangeable shares (and Brookfield Accounts in which we invest), each shareholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.

126	Brookfield Business Corporation

The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to Brookfield or its respective affiliates or are deemed immaterial In addition, as the Brookfield Activities and the investment program of our group (and Brookfield Accounts in which we invest) develop and change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding the Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing exchangeable shares. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
CONFLICTS OF INTEREST WITH BROOKFIELD BUSINESS PARTNERS
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
BBUC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BBUC with persons other than our partnership or any of our partnership’s subsidiaries, provided that, amongst other conditions, BBUC complies with the requirements of MI 61-101 for each such related party transaction of BBUC as though our partnership entered into such other related party transaction directly.
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
•Create a company that we expect to be eligible for inclusion in several indices, which may be attractive to certain investors.
•Provide our group with a greater securityholder base, thereby creating enhanced liquidity for our group’s securityholders.
•Create a company that will provide our group with the ability to access new capital pools.

Brookfield Business Corporation	127

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
Credit Support
The partnership has bilateral credit facilities in the amount of $2.3 billion backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2027.
In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1.0 billion until April 27, 2023, which amount was temporarily increased in 2022 from $500 million in connection with the Scientific Games Lottery Acquisition. The permitted borrowing will revert to $500 million for the period from April 27, 2023 until the maturity date. The credit facility is currently guaranteed by the partnership. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR (until LIBOR is replaced with the applicable term SOFR that is published by the Federal Reserve Bank of New York), base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR (or SOFR, as applicable) or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026.
A wholly-owned subsidiary of our company agreed to fully and unconditionally guarantee the obligations of Brookfield Business Partners under the partnership’s $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with our group, which was amended on May 5, 2022, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership. As at December 31, 2022, the amount subscribed from the company was $nil and the amount subscribed from other subsidiaries of the partnership was $1,475 million. Brookfield will have the right to cause our company or the partnership to redeem the preferred securities at par to the extent of any net proceeds received by our company or the partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
As at December 31, 2022, the company had a loan payable of $228 million to Brookfield Business Partners included in accounts payable and other. The loan is non-interest bearing and is payable on demand.
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

128	Brookfield Business Corporation

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
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar LIBOR (until LIBOR is replaced with the applicable term SOFR that is published by the Federal Reserve Bank of New York), or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the same rate of interest. As at December 31, 2022, the amount outstanding on deposit is approximately $25 million in which our company is the lender, and $nil deposit in which our company is the borrower.
Deposit Agreement
We have in place a deposit agreement with Brookfield whereby Brookfield may place funds on deposit with our company. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points. As at December 31, 2022, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2022, we paid interest expense of $nil on this deposit.
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
Voting Agreements
Our group has determined that it is desirable for our company to have control over certain of the entities through which we hold our interest in CDK Global, Healthscope, Westinghouse and BRK Ambiental, referred to as the “BBUC Voting Agreements”.
Each of the BBUC Voting Agreements provides a subsidiary of our company with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which our company holds our interest in CDK Global, Healthscope, Westinghouse and BRK Ambiental. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of our company. As a result of the BBUC Voting Agreements, the company consolidates each of CDK Global, Healthscope, Westinghouse and BRK Ambiental from an accounting point of view.

Brookfield Business Corporation	129

Agreement to Sell our Nuclear Technology Services Operations
On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Since our group and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our group and the transaction constitutes a “related party transaction” of our group as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. Closing of the transaction remains subject to certain regulatory approvals and other customary closing conditions. Although we expect to satisfy all closing conditions on the terms contemplated and consummate the transaction in the second half of 2023, we can provide no assurance that the proposed sale of our nuclear technology services operations will be completed on the anticipated timeframe and terms contemplated, or at all.
7.C INTEREST OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18. “Financial Statements”.
8.B SIGNIFICANT CHANGES
See Item 3, Item 4 “Information on our Company ” and Item 5 “Operating and Financial Review and Prospects ” for additional information.
ITEM 9. THE OFFER AND LISTING
9.A OFFER AND LISTING DETAILS
Our exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
See Item 9.A, “Offer and Listing Details”.
9.D SELLING SHAREHOLDERS
Not applicable.
9.E DILUTION
Not applicable.
9.F EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
Not applicable.

130	Brookfield Business Corporation

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
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
As of the date of this Form 20-F, approximately 73.0 million exchangeable shares, one class B share, 25.9 million class C shares and no preferred shares are issued and outstanding. Brookfield Business Partners holds indirectly all of the class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield, directly and indirectly, holds approximately 64.8% of our exchangeable shares.
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
Dividends
The holders of exchangeable shares are entitled to receive dividends as and when declared by our board of directors subject to the special rights of the holders of all classes and series of the preferred shares and any other shares ranking senior to the exchangeable shares with respect to priority in payment of dividends. Our company targets to pay dividends per exchangeable share that are identical to the distributions on each unit.
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

Brookfield Business Corporation	131

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
In the event that a tendering holder of exchangeable shares has not received the number of units or its cash equivalent (the form of payment to be determined by us or the partnership in each of their sole discretion) in satisfaction of the tendered exchangeable shares, then such tendering holder of exchangeable shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the Rights Agreement until the fifth anniversary of the distribution date. In this scenario, the tendered exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. See Item 7.B, “Related Party Transactions - Rights Agreement” for a further description of the Rights Agreement. The partnership agrees to indemnify Brookfield, in its capacity as selling securityholder, for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any units delivered by Brookfield pursuant to the Rights Agreement.
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

132	Brookfield Business Corporation

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

Brookfield Business Corporation	133

Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of all classes and series of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares that has submitted a notice of the exercise of the exchange rights described above or any holder of class C shares that has submitted a notice of class C retraction, in each case at least ten (10) days prior to the date of the liquidation, dissolution or winding up, and (ii) any holder of class B shares that has submitted a notice of retraction at least thirty (30) days prior to the date of the liquidation, dissolution or winding up, the holders of exchangeable shares shall be entitled to an amount in cash per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) equal to the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up, plus all unpaid dividends, if any. If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
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

134	Brookfield Business Corporation

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

Brookfield Business Corporation	135

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

136	Brookfield Business Corporation

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

Brookfield Business Corporation	137

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
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares have been and will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

Subject to our articles, including the terms of the shares then outstanding, our board of directors has broad rights to issue additional shares (including new classes of shares and options, rights, warrants and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by our board of directors in its sole discretion.	The partnership’s general partner has broad rights to cause the partnership to issue additional partnership interests and may cause the partnership to issue additional partnership interests (including new classes of partners hip interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the partnership’s general partner in its sole discretion, all without the approval of the partnership’s limited partners.

138	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Voting Rights
Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares, will vote together and not as separate classes. Each holder of an exchangeable share is entitled to cast one vote per exchangeable share on all matters submitted to a vote. On each such matter, the holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. As Brookfield Business Partners holds all of the class B shares, it holds 75% of the votes eligible to be cast on all matters where the exchangeable shares and class B shares vote together.

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
Size of Board	Our company’s board is set at nine (9) directors. Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may m be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for two additional non-overlapping directors to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren currently serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the general partner of the partnership since February 2018 and resign from such board of directors in March 2022. If in the 12 months following the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Court will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.

Brookfield Business Corporation	139

	EXCHANGEABLE SHARES	UNITS
Election and Removal of Directors	Our company’s board is elected by our shareholders and each of our current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on our board of directors may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by our company’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of our company and does not promptly resign. A director will be automatically removed from our board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director pursuant to the BCBCA.	The partnership’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the partnership’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the partnership’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of the partnership’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the partnership’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

140	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments	Our company may from time to time amend, modify or repeal any provision contained in the articles of our company in a manner authorized by the BCBCA.

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

Brookfield Business Corporation	141

EXCHANGEABLE SHARES	UNITS

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

142	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
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

Brookfield Business Corporation	143

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

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

144	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
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

The holders of exchangeable shares shall not be entitled to any dividends from our company other than the exchangeable dividends.	Distributions to partners of the partnership will be made in accordance with their Percentage Interests (as defined in the limited partnership agreement of the partnership) only as determined by the general partner in its sole discretion. However, the general partner will not be permitted to cause the partnership to make a distribution if the partnership does not have sufficient cash on hand to make the distribution, the distribution would render the partnership insolvent, or if, in the opinion of the general partner, the distribution would leave the partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

The general partner has sole authority to determine whether the partnership will make distributions and the amount and timing of these distributions.

Brookfield Business Corporation	145

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	At any time after the distribution date, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See above, “Adjustments to Reflect Certain Capital Events”.

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See above, “Adjustments to Reflect Certain Capital Events”.	N/A

146	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer	Our board of directors will have the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described above under “Redemption by Issuer”. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which the company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.

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

	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such liquidation, dissolution or winding up of the partnership (the form of payment to be determined at the election of our company) plus all unpaid dividends. See above, “Adjustments to Reflect Certain Capital Events”.	N/A
Qualification	N/A	If the partnership’s general partner determines in its sole discretion that it is no longer in the partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the partnership’s general partner may elect to treat partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Business Corporation	147

	EXCHANGEABLE SHARES	UNITS
Liquidation	Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See above, “Adjustments to Reflect Certain Capital Events”. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Conversion	At any time the partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A

148	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of exchangeable shares may apply to court for an order where the affairs of our company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of our company that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of our company to enforce a right, duty or obligation owed to our company that could be enforced by our company itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the partnership’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of the partnership, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a unit.
Takeover Bids, Issuer Bids and Tender Offers	The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units unless such offer has been extended to holders of exchangeable shares.	The units are not exchangeable shares and will not be treated as exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of units will not be entitled to participate in an offer or bid made to acquire the exchangeable shares unless such offer has been extended to holders of units.
Choice of Forum for U.S. Securities Act Claims	Our company’s articles provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	The limited partnership agreement of the partnership will be amended on the closing of the special distribution to provide that unless the partnership consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

Brookfield Business Corporation	149

10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by us, (ii) have been entered into by Brookfield Business Partners or Brookfield in connection with the special distribution, or (iii) are otherwise material to our company:
1.Rights Agreement, dated March 15, 2022, between Brookfield and Wilmington Trust, National Association, described under the heading Item 7.B,“Related Party Transactions - Rights Agreement”;
2.Registration Rights Agreement, dated March 15, 2022, between our company, the partnership and Brookfield Asset Management Inc. (now known as Brookfield Corporation), described under the heading Item 7.B, “Related Party Transactions - Registration Rights Agreement”;
3.Relationship Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), the partnership, the Holding LP, the Holding Entities and the Service Providers, described under the heading Item 7.B, “Related Party Transactions - Relationship Agreement”;
4.First amendment to the Relationship Agreement, dated March 15, 2022, by and among Brookfield, the partnership, Holding LP, the Holding Entities and the Service Providers, described under Item 7.B, “Related Party Transactions - Relationship Agreement”;
5.Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners and the Holding LP, described under the heading Item 7.B, “Related Party Transactions - Licensing Agreement”, described under the heading Item 7.B, “Related Party Transactions - Management Services”;
6.Credit Agreement, dated March 15, 2022, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
7.Credit Agreement, dated March 15, 2022, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
8.Promissory Note, dated March 9, 2022, issued by Brookfield BBP Canada Holdings Inc.;
9.Equity Commitment Agreement, dated March 15, 2022, between our company and Brookfield BBP Canada Holdings Inc., described under the heading Item 7.B, “Related Party Transactions - Equity Commitment”;
10.Master Services Agreement, dated June 1, 2016, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Business Partners L.P., Brookfield Business L.P. and the other parties thereto, described under the heading Item 7.B, “Related Party Transactions - Management Services”;
11.First amendment to the Master Services Agreement, dated March 15, 2022, by and among Brookfield, the Service Recipients and the Service Providers, described under the heading Item 7.B, “Related Party Transactions - Management Services”;
12.Fourth Amended and Restated Credit Agreement, dated March 15, 2022, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc., described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
13.Guarantee, dated March 15, 2022, by BBUC Holdings Inc., in favor of certain global party lenders to the partnership’s $2,075 million bilateral credit facilities, described under the heading Item 7.B, “Related Party Transactions - Credit Support”;
14.Brookfield Commitment Agreement, dated February 4, 2022, as amended on May 5, 2022, between Brookfield and the partnership, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”; and
15.Equity Purchase Agreement by and among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P., Cameco Corporation and Brookfield Business Partners L.P., dated October 11, 2022, described under the heading Item 7.B, “Related Party Transactions - Management Services”;
Copies of the agreements noted above are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.

150	Brookfield Business Corporation

10.D EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities, except as otherwise described in this 20-F under Item 10.E, “Taxation”.
10.E TAXATION
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
Certain Material U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership and disposition of units set forth in Item 10.E,“Taxation - Certain Material U.S. Federal Income Tax Considerations” and Item 3.D, “Risk Factors - Risks Related to Taxation” in the partnership’s annual report on Form 20-F. The following discussion is limited as described in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F and as described herein.
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

Brookfield Business Corporation	151

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
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. The units of the partnership are publicly traded. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
We understand that the general partner of the partnership intends to manage the affairs of the partnership and Holding LP so that the partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, we understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for United States federal income tax purposes.
The remainder of this summary assumes that the partnership and Holding LP will be treated as partnerships for U.S. federal income tax purposes.
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences for holders of exchangeable shares relating to the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
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
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a “passive foreign investment company” (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.

152	Brookfield Business Corporation

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
Sale, Redemption, Exchange, or Other Taxable Disposition of Exchangeable Shares. Subject to the discussion below under the headings “- Exercise of the Partnership Call Right” and “- Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of exchangeable shares equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as units) received. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
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

Brookfield Business Corporation	153

Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded, and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.
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

154	Brookfield Business Corporation

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
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of units received in exchange for exchangeable shares, see the discussion in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and each U.S. Holder should consult its tax adviser regarding such consequences in light of the holder’s particular circumstances.
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

Brookfield Business Corporation	155

Subject to certain elections described below, if our company were a PFIC for any taxable year during which a U.S. Holder held exchangeable shares, gain recognized by the U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through the holder’s ownership of exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to elect to treat its interest in our company as a “qualified electing fund” (“QEF election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement from our company and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “mark-to-market election”). Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that our company or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.
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

156	Brookfield Business Corporation

Consequences to Non-U.S. Holders
Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally should not be subject to U.S. federal income tax. Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a controlled foreign corporation for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their tax advisers regarding the application of these special rules.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP, OUR COMPANY, AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES.
Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder who as beneficial owner and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BBUC and the partnership and (ii) holds the exchangeable shares as capital property (a “holder”). Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BBUC’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”) and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
Management of BBUC believes that BBUC currently qualifies as a “mutual fund corporation” for purposes of the Tax Act. Our company filed the necessary election under the Tax Act so that it is deemed to be a “public corporation” effective from the beginning of its first taxation year, and therefore qualified as a mutual fund corporation throughout its first taxation year. To maintain its “mutual fund corporation” status, BBUC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. BBUC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which exchangeable shares are outstanding and this summary assumes that will be the case. If BBUC was to cease to qualify as a “mutual fund corporation”, material adverse tax consequences to it and the holders may arise.

Brookfield Business Corporation	157

This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares as a “tax shelter investment”; (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules; (iii) that reports its “Canadian tax results” in a currency other than Canadian currency; (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units or the exchangeable shares (each as defined in the Tax Act); or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BBUC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed to acquire exchangeable shares.
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
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or is deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable share (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
Dividends on the Exchangeable Shares
Taxable dividends received on the exchangeable shares by a resident holder will be included in computing the resident holder’s income.
Dividends on the exchangeable shares received by a resident holder that is an individual will be included in computing the resident holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BBUC designates the dividends as “eligible dividends”. There may be limitations on BBUC’s ability to designate taxable dividends as eligible dividends.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.

158	Brookfield Business Corporation

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
Resident holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of exchangeable shares held by such resident holders.
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
The amount of any dividend that BBUC elects to pay from its “capital gains dividend account” as defined in the Tax Act (a “capital gains dividend”) received by a resident holder of the exchangeable shares from BBUC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
Having regard to the dividend policy of BBUC, a resident holder acquiring exchangeable shares may become taxable on income or capital gains accrued or realized before such resident holder acquired such exchangeable shares.
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

Brookfield Business Corporation	159

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
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments. Resident holders are advised to consult with their own tax advisors in this regard.
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
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BBUC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BBUC. Generally, such holder, annuitant or subscriber, as the case may be, will not have a significant interest in BBUC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BBUC or of any corporation that is related to BBUC (for purposes of the Tax Act). Holders, annuitants or subscribers should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holders, annuitants or subscribers.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property” for purposes of such rules, in their particular circumstances.

160	Brookfield Business Corporation

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
The same Canadian withholding tax consequences apply to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BBUC unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BBUC’s “TCP gains balance” is the amount of BBUC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act), minus an amount of certain dividends paid previously relating to such net capital gains. BBUC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
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
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see the section titled Item 10.E., “Taxation - Certain Material Canadian Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F.

Brookfield Business Corporation	161

10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENTS BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

162	Brookfield Business Corporation

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Excluded from our evaluation were controls over financial reporting at CDK Global, Inc. acquired on July 6, 2022, our nuclear technology services operations’ acquisitions of a Spanish engineering and outage services business and BHI Energy, Inc. on March 10, 2022 and May 27, 2022, respectively. The financial statements of these businesses constitute approximately 41% of total assets, 104% of net assets, 16% of revenues and 12% of net income of the consolidated financial statements of our company as of and for the year ended December 31, 2022.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

Brookfield Business Corporation	163

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
ITEM 16B. CODE OF ETHICS
Our company has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of our company, the partnership, the general partner of the partnership, any officers or employees of the general partner of the partnership and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com/bbuc. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the period ended December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$6.9	53%	$0.8	100%
Audit-related fees	5.9	45%	—	—%
Tax fees	0.3	2%	—	—%
Total	$13.1	100%	$0.8	100%
____________________________________
(1)Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the company, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.
(2)Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, audits in connection with acquisitions, attest services that are not required for the company’s statutory audit, and consultation concerning financial accounting and reporting standards.
(3)Tax fees are principally for assistance in tax compliance and tax advisory services.
The audit committee of our company pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

164	Brookfield Business Corporation

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In August 2022, the TSX accepted a notice of our company’s intention to commence its normal course issuer bid in connection with our exchangeable shares, which permits our company to repurchase up to 3,647,810 issued and outstanding exchangeable shares. The price to be paid for our exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by our company, and all purchases will be made through the facilities of the TSX and the NYSE or other designated exchanges and alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 17, 2022 and are required to terminate on August 16, 2023 or earlier should our company have completed its repurchases prior to such date. For the year ended December 31, 2022, our company made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.

Period	Total Number of Exchangeable Shares Purchased	Average Price Paid per Exchangeable Share (US$)	Total Number of Exchangeable Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Exchangeable Shares that May Yet Be Purchased Under the Plans or Programs
August 17 - December 31, 2022	—	$—	—	3,647,810
ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of corporations under the NYSE Listing Standards, except that we do not have a compensation committee and compensation decisions are made by the governance and nominating committee and/or the Service Providers, as applicable.
ITEM 16H. MINING SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Brookfield Business Corporation	165

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Notice of Articles and Articles of Brookfield Business Corporation(1)
2.1	Description of Securities(16)
4.1	Rights Agreement by and between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Wilmington Trust, National Association, dated March 15, 2022(2)
4.2
Registration Rights Agreement between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated March 15, 2022(3)

4.3	Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated June 1, 2016(4)
4.4.	Amendment to the Relationship Agreement between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation), dated March 15, 2022(5)
4.5	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P, dated May 24, 2016(6)
4.6	Guarantee by BBUC Holdings Inc. in favor of certain global party lenders, dated March 15, 2022(7)
4.7	Credit Agreement between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, dated March 15, 2022(8)
4.8	Credit Agreement between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, dated March 15, 2022(9)
4.9	Promissory Note by Brookfield BBP Canada Holdings Inc., dated March 9, 2022(10)
4.10
Fourth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and BPEG US Inc., dated March 15, 2022(11)

4.11	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022(12)
4.12
Master Services Agreement by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Business Partners L.P., Brookfield Business L.P. and the other parties thereto, dated June 1, 2016(13)

4.13
First Amendment to the Master Services Agreement by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), the Service Recipients and the Service Providers, dated March 15, 2022(14)

4.14	Commitment Agreement between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Brookfield Business Partners L.P., dated February 4, 2022(15)
4.15	First Amendment to Commitment Agreement between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Brookfield Business Partners L.P., dated May 5, 2022(17)
4.16
Equity Purchase Agreement by and among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P., Cameco Corporation and Brookfield Business Partners L.P., dated October 11, 2022(18)

8.1	List of subsidiaries of Brookfield Business Corporation (incorporated by reference to Item 4.C., “Organizational Structure”)
12.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Cyrus Madon, Chief Executive Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*

166	Brookfield Business Corporation

13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter of Brookfield Business Corporation*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
(12)Incorporated by reference to Exhibit 99.9 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(13)Incorporated by reference to Exhibit 99.3 to Brookfield Business Partners L.P.’s Form 6-K, filed on June 22, 2016.
(14)Incorporated by reference to Exhibit 99.10 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(15)Incorporated by reference to Exhibit 99.11 to our company’s Current Report on Form 6-K, filed on March 21, 2022.
(16)Incorporated by reference to Exhibit 2.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on March 29, 2022.
(17)Incorporated by reference to Exhibit 99.4 to the company’s Current Report on Form 6-K filed on May 13, 2022.
(18)Incorporated by reference to Exhibit 99.1 to the company’s Current Report on Form 6-K filed on October 18, 2022.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Corporation	167

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director
Date: March 17, 2023

168	Brookfield Business Corporation

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Corporation as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022	F-1

Brookfield Business Corporation	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
Audited Consolidated Financial Statements of Brookfield Business Corporation

F-2	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Business Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of Business – Refer to Notes 2(e) and 3(a) to the financial statements
Critical Audit Matter Description
The Company acquired CDK Global, Inc. during the year. When the business was acquired, the Company assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Company accounted for the business combination using the acquisition method of accounting. The purchase price of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the area with the greatest level of measurement uncertainty for the acquisition was a contingent litigation liability within accounts payable and other. Auditing this estimate required a high degree of auditor judgment and this resulted in an increased extent of audit effort.

Brookfield Business Corporation	F-3

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimate made by management in the acquisition of the business included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of the contingent litigation liability.
•Evaluated the reasonableness of management’s valuation of the contingent litigation liability through inquiries with management, internal and external legal counsel, review of supporting documentation and the consideration of evidence related to previously settled matters and other public information.
Goodwill — Refer to Notes 2(n) and 12 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at each of its healthcare services and construction operations cash generating units (“CGU”) involves assessing if the carrying amount of a CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue projections, perpetuity growth rates and discount rates. Goodwill of $1,898 million was allocated to the Company’s healthcare services and construction operations CGUs. The recoverable amount of each of the healthcare services and construction operations CGUs exceeded their respective carrying amounts therefore no impairment was recognized.
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
◦Comparing forecasts to historical results, the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
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
March 17, 2023

We have served as the company’s auditor since 2021.

F-4	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Brookfield Business Corporation
Opinion on Internal Controls over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 17, 2023, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at CDK Global, Inc. acquired on July 6, 2022, its nuclear technology services operations’ acquisitions of a Spanish engineering and outage services business and BHI Energy, Inc. on March 10, 2022 and May 27, 2022, respectively, whose financial statements constitute 41% of total assets, 104% of net assets, 16% of revenues and 12% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at CDK Global, Inc., the Spanish engineering and outage services business and BHI Energy, Inc.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 17, 2023

Brookfield Business Corporation	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$736	$894
Financial assets	5	80	88
Accounts and other receivable, net	7	2,303	1,602
Inventory, net	8	635	580
Other assets	10	1,126	702
		4,880	3,866
Non-Current Assets
Financial assets	5	417	261
Accounts and other receivable, net	7	888	679
Other assets	10	340	218
Property, plant and equipment	12	3,765	4,036
Deferred income tax assets	19	626	348
Intangible assets	13	9,295	4,226
Equity accounted investments	15	251	70
Goodwill	14	6,914	2,216
		$27,376	$15,920
Liabilities and Equity
Current Liabilities
Accounts payable and other	16	$4,333	$5,576
Non-recourse borrowings in subsidiaries of the company	18	415	53
Exchangeable and class B shares	6	1,237	—
		5,985	5,629
Non-Current Liabilities
Accounts payable and other	16	3,306	3,475
Non-recourse borrowings in subsidiaries of the company	18	12,498	5,193
Deferred income tax liabilities	19	1,516	487
		$23,305	$14,784
Equity
Brookfield Business Partners (1)	25	$359	$(516)
Non-controlling interests	11	3,712	1,652
		4,071	1,136
		$27,376	$15,920
____________________________________
(1)Common equity is attributable to the partnership both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b), for further details.

The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS)	Notes	2022	2021	2020
Revenues	24	$10,598	$9,649	$9,606
Direct operating costs	21	(9,466)	(8,801)	(8,853)
General and administrative expenses		(372)	(282)	(313)
Interest income (expense), net		(742)	(401)	(405)
Equity accounted income (loss), net	15	13	5	3
Impairment reversal (expense), net	12	(21)	—	—
Gain (loss) on acquisitions/dispositions, net	9	—	—	55
Remeasurement of exchangeable and class B shares	6	836	—	—
Other income (expense), net		(175)	(89)	(234)
Income (loss) before income tax		671	81	(141)
Income tax (expense) recovery
Current	19	(88)	(33)	(27)
Deferred	19	493	45	41
Net income (loss)		$1,076	$93	$(127)
Attributable to:
Brookfield Business Partners (1)		$911	$36	$(164)
Non-controlling interests	11	165	57	37
		$1,076	$93	$(127)
____________________________________
(1)Net income (loss) is attributable to Brookfield Business Partners both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.
(2)Earnings per share have not been presented in the consolidated financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”). See Note 2(b) for further details.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2022	2021	2020
Net income (loss)		$1,076	$93	$(127)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(69)	$(214)	$(127)
Net investment and cash flow hedges	4	319	132	(44)
Taxes on the above items	19	(37)	(13)	(8)
Reclassification to profit or loss		(13)	46	44
		200	(49)	(135)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	13	264	(90)
Taxes on revaluation of pension obligations	19	4	(12)	4
		217	203	(221)
Comprehensive income (loss)		$1,293	$296	$(348)
Attributable to:
Brookfield Business Partners (1)		$984	$83	$(205)
Non-controlling interests		309	213	(143)
		$1,293	$296	$(348)
____________________________________

(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	911	—	—	911	165	1,076
Other comprehensive income (loss)	—	—	—	73	73	144	217
Total comprehensive income (loss)	—	911	—	73	984	309	1,293
Contributions	7	—	—	—	7	432	439
Distributions	—	(81)	—	—	(81)	(1,178)	(1,259)
Ownership changes	—	—	(35)	—	(35)	628	593
Acquisition of interest	—	—	—	—	—	1,869	1,869
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at December 31, 2022	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Balance as at January 1, 2021	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
Net income (loss)	—	36	—	—	36	57	93
Other comprehensive income (loss)	—	—	—	47	47	156	203
Total comprehensive income (loss)	—	36	—	47	83	213	296
Contributions	52	—	—	—	52	10	62
Distributions	—	(18)	—	—	(18)	(50)	(68)
Ownership changes	—	—	—	—	—	—	—
Reorganization (3)	$(1,860)	$—	$—	$—	$(1,860)	$—	$(1,860)
Balance as at December 31, 2021	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
____________________________________
(1)See Note 20 for additional information.
(2)See Note 1(b) for additional information.
(3)See Note 1 for additional information.

Brookfield Business Corporation	F-9

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2020	$1,880	$(508)	$439	$(414)	$1,397	$1,768	$3,165
Net income (loss)	—	(164)	—	—	(164)	37	(127)
Other comprehensive income (loss)	—	—	—	(41)	(41)	(180)	(221)
Total comprehensive income (loss)	—	(164)	—	(41)	(205)	(143)	(348)
Contributions	87	—	—	—	87	112	199
Distributions	—	(94)	—	—	(94)	(257)	(351)
Ownership changes (2)	—	36	6	—	42	(1)	41
Balance as at December 31, 2020	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
____________________________________
(1)See Note 20 for additional information.
(2)Includes gains or losses on changes in ownership interests of subsidiaries.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2022	2021	2020
Operating Activities
Net income (loss)		$1,076	$93	$(127)
Adjusted for the following items:
Equity accounted earnings, net of distributions	15	3	(1)	(1)
Impairment expense, net		21	—	—
Depreciation and amortization expense	21	892	603	585
Gain on acquisitions/dispositions, net	9	—	—	(55)
Provisions and other items		81	81	189
Deferred income tax expense (recovery)	19	(493)	(45)	(41)
Remeasurement of exchangeable and class B shares	6	(836)	—	—
Changes in non-cash working capital, net	29	(563)	(113)	(36)
Cash from (used in) operating activities		181	618	514
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		8,994	484	1,103
Repayment of non-recourse borrowings in subsidiaries of the company		(1,364)	(296)	(1,105)
Proceeds from other financing		101	57	55
Repayment of other financing		(85)	(114)	(100)
Lease liability repayment		(96)	(94)	(71)
Capital provided by others who have interests in operating subsidiaries	25	2,218	—	111
Distributions to exchangeable shareholders	6	(14)	—	—
Proceeds received from loan with Brookfield Business Partners	1, 26	955	—	—
Repayment and issuance of loans with Brookfield Business Partners	1, 26	(536)	—	—
Distributions to others who have interests in operating subsidiaries	11	(1,178)	(41)	(255)
Contributions from (distributions to) Brookfield Business Partners	25, 26	(82)	18	(31)
Cash from (used in) financing activities		8,913	14	(293)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(8,743)	(7)	(23)
Property, plant and equipment and intangible assets		(655)	(728)	(477)
Financial assets and other		(3)	—	(2)
Equity accounted investments		—	(2)	—
Dispositions
Subsidiaries, net of cash disposed		—	—	372
Property, plant and equipment and intangible assets		33	9	9
Financial assets and other		—	7	1
Net settlement of hedges		134	1	120
Restricted cash and deposits		4	242	(235)
Cash from (used in) investing activities		(9,230)	(478)	(235)
Cash and cash equivalents
Change during the period		(136)	154	(14)
Impact of foreign exchange		(22)	(37)	(1)
Balance, beginning of year		894	777	792
Balance, end of year		$736	$894	$777
Supplemental cash flow information is presented in Note 29.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-11

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
a)    Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (“BBUC” or the “company”), is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries, are referred to collectively as the group. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the group. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at December 31, 2022. The registered head office of Brookfield Business Corporation is 250 Vesey Street, New York, NY, United States. The Class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN). Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
b)    Special Distribution of the Company
On March 15, 2022, the group completed a special distribution (the “special distribution”) whereby Brookfield Business Partners L.P. unitholders of record as of March 7, 2022 received one exchangeable share for every two LP Units held.
Prior to the special distribution, the company amended its articles of incorporation to provide for the exchangeable shares, class B shares and class C shares. See Note 1 b) (i) and (ii) below for further details. The approximate 7 million common shares of the company were converted into approximately 26 million class C shares and a subsidiary of the partnership subscribed for one class B share of the company for nominal consideration. The conversion of common equity to class C shares is shown as “Special distribution” in the consolidated statements of changes in equity and represents the value of the share capital which relates to the class C shares. Prior to filing the articles of amendment, a subsidiary of the partnership contributed cash of $271 million to the company in exchange for a non-interest bearing demand promissory note of the company. The company issued approximately 73 million exchangeable shares and $50 million cash to the subsidiary of the partnership to settle the $271 million non-interest bearing demand promissory note along with the approximately $1.9 billion of non-interest bearing demand promissory notes issued in November 2021 (the “BBUC reorganization loans”). The subsidiary of the partnership then distributed the exchangeable shares to Brookfield Business L.P. (“Holding LP”).
Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Holding LP (the “Holding LP Distribution”) of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 35 million exchangeable shares and (ii) the partnership received approximately 38 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle Brookfield Business Partners to all of the residual value in the company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares held an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, held an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners held an approximate 91% voting interest in the company.

F-12	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following describes the agreements resulting from the special distribution:
(i)Class A exchangeable subordinate voting shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one LP Unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP Unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
The company has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
(ii)Class B shares and class C shares
At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of an LP Unit. Due to this cash redemption feature, both class B shares and class C shares will be classified as financial liabilities. However, the class C shares, the most subordinated class of all of the company’s common shares, meet certain qualifying criteria and will be presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial instruments: presentation (“IAS 32”).
(iii)Credit facilities
The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other credit agreement permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder may, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
(iv)Equity commitment
Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided by (i) in the case of a subscription for class C shares, the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, or (ii) in the case of a subscription for preferred shares, $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the company’s board of directors (the “Board of Directors”).
(v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to Brookfield Business Partners’ existing master services agreement, or the Master Services Agreement. There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for reimbursing Brookfield Business Partners for its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of Brookfield Business Partners.
Further details of the Master Services Agreement is described in Note 26.

Brookfield Business Corporation	F-13

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(vi)Credit guarantee agreement
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Board of Directors on March 17, 2023.
(b)Basis of presentation
The consolidated financial statements are prepared on a going concern basis. Certain comparative figures have been reclassified to conform to the current year’s presentation.
In advance of the special distribution, interests in the businesses were transferred to the company on November 29, 2021 (the “BBUC reorganization”). For the periods prior to the BBUC reorganization, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to the company. During this period, all of the assets and liabilities presented were controlled by Brookfield Business Partners. Upon the BBUC reorganization, the assets and liabilities were transferred to the company at their carrying values. All intercompany balances, transactions, revenues and expenses within the company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. These allocated general corporate costs were recognized in general and administrative expenses on the consolidated statements of operating results. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect the company’s financial position, operations and cash flows for future periods, nor do they reflect the financial position, results of operations and cash flows that would have been realized had the company been a stand-alone entity during the periods presented.
Subsequent to the BBUC reorganization, the general corporate expenses of the parent company were no longer allocated to the company.
Consolidation
These consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Earnings per Share
The company’s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 6, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares.
Segment Change
The company was established by the partnership to expand its investor base, provide the group with access to larger capital pools and allow an investor that would not otherwise invest in a Bermuda limited partnership to access the returns of the partnership through a corporate structure.

F-14	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Upon the special distribution, the company had three operating segments known as business services, infrastructure services and industrials as the businesses contributed to the company by the partnership were, up until that time, managed on a similar basis within the partnership. Since the special distribution was completed and as the company has evolved as a controlled subsidiary of the partnership, the reporting infrastructure has been refined to provide the Chief Operating Decision Maker (“CODM”), who continues to be the CODM of the partnership, with the necessary information to allow resource allocation decisions and segment performance assessments to be conducted at an entity-level only. The underlying business objective of the company is to provide investors with an investment vehicle that provides equivalent returns to that of the partnership through a Canadian corporation. Consequently, the CODM’s review of company financial information is conducted solely to ensure that the nature of the business and the financial performance of the investments continue to make the company a viable investment vehicle in alignment with that objective. The manner in which our CODM makes resource allocation decisions and assesses segment performance at a partnership level remains unchanged.
As a consequence of these changes, the company no longer segregates its business for internal reporting and the CODM evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements.
The following table summarizes the company’s total non-current assets by geography as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
United States	$13,321	$3,102
Australia	4,824	5,093
Brazil	3,246	2,706
Europe	498	495
United Kingdom	450	539
Other	157	119
Total non-current assets	$22,496	$12,054
Further summary on the company’s total revenues by geography for the years ended December 31, 2022, 2021, and 2020 is available in Note 24 (b).
Continuity of Interests
As described above, the company was established on June 21, 2021 by the partnership. As part of the BBUC reorganization, the partnership contributed the businesses and a related receivable to the company in exchange for $1.9 billion of non-interest bearing demand promissory notes of the company and approximately 7 million common shares of the company. The partnership directly and indirectly controlled the company prior to the BBUC reorganization and continues to control the company subsequent to the BBUC reorganization through its interests in the company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the company. In accordance with the company’s and the partnership’s accounting policy for business combinations under common control, the company has reflected the businesses in the consolidated statements of financial position and financial performance using the partnership’s carrying values prior to the BBUC reorganization.

Brookfield Business Corporation	F-15

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
To reflect this continuity of interests, these consolidated financial statements provide comparative information of the company for the periods prior to the BBUC reorganization, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to the company have been reflected prospectively from the date of the BBUC reorganization and have not been reflected in the results of operations or financial position of the company prior to the BBUC reorganization, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to the BBUC reorganization is presented based on the historical financial information for the company as previously reported by the partnership. For the period after the BBUC reorganization, the results are based on the actual results of the company, including the impact of contractual relationships created or modified in association with the BBUC reorganization. As Brookfield Business Partners holds all of the class C shares of the company, which is the only class of shares of the company presented as equity, net income and equity attributable to common equity have been allocated to Brookfield Business Partners prior to and after the BBUC reorganization.
(c)Interests in other entities
(i)Subsidiaries
These consolidated financial statements include the accounts of the company and subsidiaries over which the company has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the company obtained control, and continue to be consolidated until the date when control is lost. The company controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about the wholly-owned subsidiaries of the company as at December 31, 2022 and 2021:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2022	2021	2022	2021
Construction operations	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%

F-16	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents details of material non-wholly owned subsidiaries of the company as at December 31, 2022 and 2021:

Business type	Name of entity	Country of incorporation	Voting interest(1)		Economic interest
			2022	2021	2022	2021
Healthcare services	Healthscope Limited	Australia	100%	100%	28%	28%
Dealer software and technology services (2)(3)	CDK Global Inc.	United States	100%	—%	29%	—%
Nuclear technology services	Westinghouse Electric Company	United States	100%	100%	27%	27%
Water and wastewater operations	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
____________________________________
(1)The company has entered into voting arrangements that provide the company with the ability to direct the relevant activities of the investee. The company controls these investees given that the company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The company exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the company’s voting interest differs from the ownership interest in an investee. The following were considered to determine whether the company controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.
(2)See Note 3 for additional information.
(3)The company’s economic ownership after finalization of syndications to institutional partners is expected to be approximately 20%.
(ii)Associates and joint ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures in the consolidated financial statements using the equity method.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the fair value of the investee’s identifiable assets and liabilities, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the fair value of the investee’s identifiable assets and liabilities, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2 (k).
(d)Foreign currency translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries and equity accounted investments determines its own functional currency and items included in the consolidated financial statements of each subsidiary and equity accounted investment are measured using that functional currency.

Brookfield Business Corporation	F-17

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(e)Business combinations
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
Where applicable, the consideration for each acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as assets or liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently remeasured.
Where a business combination is achieved in stages, the company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the company attains control. The resulting gain or loss, if any, is recognized in the consolidated statements of operating results or consolidated statements of other comprehensive income (loss). Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) shall be recognized on the same basis as would be required if the company had disposed directly of the previously held equity interest.
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
Contingent consideration acquired in a business combination is initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, the contingent consideration is measured at fair value and changes in fair value are recognized in profit or loss in accordance with IFRS 9.

F-18	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(f)Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits, and short-term investments with original maturities of three months or less.
(g)Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.
(h)Inventory, net
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
(i)Related party transactions
In the normal course of operations, the company enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 26.
(j)Property, plant and equipment, or PP&E
PP&E, which includes right-of-use assets, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Depreciation on PP&E is calculated so as to recognize in the consolidated statements of income the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery and equipment are depreciated over their expected useful lives on a straight-line basis. Right-of-use assets are depreciated over the period of the lease or estimated useful life, whichever is shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
(k)Asset impairment
At each reporting date, the company assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological progress. An impairment is recognized if the recoverable amount of the asset, determined as the higher of the estimated fair value less costs of disposal or the value in use, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Brookfield Business Corporation	F-19

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(l)Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The company’s intangible assets comprise primarily water and sewage concession rights, brand names, trademarks, computer software, customer relationships, proprietary technology and product development costs.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less any accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets acquired separately. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 40 years
Brand and trademarks	Up to 20 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Proprietary technology	Up to 20 years
Certain of the company’s intangible assets have an indefinite life, as described in Note 13, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in the period in which the impairment is identified. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously. Any impairment losses or subsequent reversals are recorded in the consolidated statements of operating results in impairment reversal (expense), net.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any and the carrying amount of the asset and are recognized in the consolidated statements of operating results in other income (expense), net when the asset is derecognized.
(m)Goodwill
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(n)Revenues from contracts with customers
Construction services
The company’s construction services business provides end-to-end design and development solutions under contracts with its customers. The company recognizes revenues on these contracts over a period of time. The company uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 17 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. Claims are accounted for as variable considerations only when it is highly probably that revenue will not reverse in the future. Revenue from contract modifications are treated as variable consideration when changes to the contract are approved by the customer but the price is not agreed or is not fixed.
Dealer software and technology services
The majority of revenue generated by the company’s dealer software and technology services operations is from contracts with multiple performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The company is required to develop its best estimate of standalone selling price for each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach.
The company’s dealer software and technology services operations primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management Systems (“DMSs”) and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support;
•Interrelated services such as installation, initial training, and data updates.
SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. Under these arrangements the customer obtains access to the software which resides and is maintained on the managed servers of the dealer software and technology operations of the company. The customer does not obtain the right to take possession of the software therefore these arrangements are determined not to include a software license. The support, maintenance and hosting services are not distinct from the SaaS and other hosted services within the context of the contract and are provided over the same period and have the same pattern of transfer of control, and therefore are combined and recognized as a single performance obligation. Setup activities such as installation, initial training and data updates that must be undertaken to fulfill the contract are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.
Revenue for SaaS and other hosted service arrangements are recognized ratably over the duration of the contract. The company’s obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the company’s dealer software and technology operations has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the company’s dealer software and technology operations transfers control evenly over the duration of the contract.

Brookfield Business Corporation	F-21

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Healthcare services
Revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the company is entitled to in exchange for those goods or services. The company has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
The company has two types of performance obligations: hospital services and hospital management services. For hospital services, revenue for each surgical and non-surgical service provided to a patient is recognized over the period from admission of the patient to discharge. For hospital management services, revenue from management fee income is recognized in accordance with the relevant agreement.
Nuclear technology services
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
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The company includes in its contract estimates additional revenue for submitted contract modifications or claims against the customer or others when the company believes that it has an enforceable right to the modification or claim, the amount can be estimated reliably, and its realization is probable. The company includes incentive fees in the estimated transaction price when there is a basis to reasonably estimate the amount of the fee.
Water and wastewater operations
Revenues from the provision of water and wastewater services are recognized over time as the provision of water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
Revenues from construction are determined and recognized using an input method based on the costs incurred on an accrual basis plus an applicable profit margin.
(o)Contract work in progress
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(p)Financial instruments and hedge accounting
Classification and measurement
The table below summarizes the company’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	Amortized cost / FVTPL / FVOCI	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the company
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
Exchangeable and class B shares	Amortized cost	Exchangeable and class B shares
____________________________________
(1)Derivative assets and liabilities are classified and measured at FVTPL except those designated in hedging relationships.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Fair value hedges
Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities are measured at fair value with changes in fair value recorded in profit or loss against the fair value changes recorded in profit or loss corresponding to the hedged item.
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
(ii)Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on derivatives not designated as hedges are recorded in other income (expense), net on the consolidated statements of operating results.

F-24	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(q)Interest income
Interest from interest-bearing assets and liabilities not measured at FVTPL is recognized as interest income using the effective interest method. The effective interest rate is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
(r)Fair value measurement
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
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 –	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
Level 3 –	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Further information on fair value measurements is available in Note 5.
(s)Income taxes
Income tax expense represents the sum of the current tax accrued in the period and deferred income tax.
(i)Current income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.
(ii)Deferred income taxes
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(t)Provisions
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(u)Earnings per share
Earnings per share have not been presented in the consolidated financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33.
(v)Pensions and other post-employment benefits
Certain of the company’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
Certain of the company’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, the company recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other, respectively, in the consolidated statements of financial position. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
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
(w)Assets held for sale
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
(x)Leases
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The company applies IAS 36, Impairment of assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2 (k).
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
(y)Government assistance
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
(z)Critical accounting judgments and key sources of estimation uncertainty
The preparation of the company’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing the company’s annual consolidated financial statements are outlined below.

F-28	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(i)Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the company will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
(ii)Determination of control
The company consolidates an investee when it controls the investee, with control existing if, and only if, the company has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the company’s returns.
In determining if the company has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the company the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power, and the ability for the company to appoint directors. The company enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the company has exposure or rights to variable returns from its involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the company’s voting interest differs from the ownership interest in an investee. In determining if the company has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the company is an investor as to whether the company is a principal or agent and whether another entity with decision making rights is acting as the company’s agent. If it is determined that the company is acting as an agent, as opposed to a principal, the company does not control the investee.
(iii)Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
(iv)Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including the determination of the company’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
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
Judgment is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The company applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.

Brookfield Business Corporation	F-29

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(vi)Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
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
(viii)Uncertainty of income tax treatments
The company applies IFRIC 23, Uncertainty over income tax treatments. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(ix)Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the company to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the company’s subsidiaries.
(aa)New accounting policies adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
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
The company adopted these amendments on January 1, 2022 and the adoption did not have an impact on the company’s consolidated financial statements.

F-30	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The company adopted this amendment on January 1, 2022 and the adoption did not have an impact on the company’s consolidated financial statements.
(ab)Future changes in accounting policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments on the consolidated financial statements.
(ii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The company does not anticipate the application of these amendments to result into any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impacts on the company.
NOTE 3. ACQUISITION OF BUSINESS
When determining the basis of accounting for the company’s investees, the company evaluates the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the company has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the consideration transferred for acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in 2022
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The company received 100% of the voting rights, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks, and developed technology. Other items included $301 million of cash and cash equivalents, $375 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The company’s results from operations for the period ended December 31, 2022 include revenues of $889 million and $42 million of net loss attributable to Brookfield Business Partners from the acquisition. If the acquisition had been effective January 1, 2022, the company would have recorded revenues of $1.8 billion and a net loss of $107 million attributable to Brookfield Business Partners for the year ended December 31, 2022.

Brookfield Business Corporation	F-31

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the company’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The company received 100% of the voting rights through its nuclear technology operations, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the company’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the consolidated statements of operating results.
The company’s results from operations for the period ended December 31, 2022 include revenues of $649 million and net loss of $11 million attributable to Brookfield Business Partners from the acquisition. If the acquisition had been effective January 1, 2022, the company would have recorded revenues of $1.1 billion and net loss of $12 million attributable to Brookfield Business Partners for the year ended December 31, 2022.
Spanish engineering and outages services business
In March 2022, the company’s nuclear technology services operations closed the acquisition of a Spanish engineering and outage services business for cash consideration of $23 million, subject to purchase price adjustments, and accounted for the transaction as a business combination under IFRS 3.
(b)Acquisitions completed in 2021
There were no significant acquisitions during the year ended December 31, 2021.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
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

F-32	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$736	$736
Accounts and other receivable, net (current and non-current)	—	—	3,191	3,191
Other assets (current and non-current) (1)	—	—	435	435
Financial assets (current and non-current) (2)	20	208	269	497
Total (3)	$20	$208	$4,631	$4,859
Financial liabilities
Accounts payable and other (2) (4)	$3	$70	$4,684	$4,757
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	12,913	12,913
Exchangeable and class B shares (5)	—	—	1,237	1,237
Total	$3	$70	$18,834	$18,907
____________________________________
(1)Excludes prepayments, assets held for sale and other assets of $1,031 million.
(2)FVOCI includes $208 million of derivative assets and $70 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $2,150 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,882 million.
(5)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 25 for additional information.
Included in cash and cash equivalents as at December 31, 2022 is $522 million of cash (2021: $704 million) and $214 million of cash equivalents (2021: $190 million).

Brookfield Business Corporation	F-33

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2021:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$894	$894
Accounts and other receivable, net (current and non-current)	—	—	2,281	2,281
Other assets (current and non-current) (1)	—	—	427	427
Financial assets (current and non-current) (2)	1	84	264	349
Total (3)	$1	$84	$3,866	$3,951
Financial liabilities
Accounts payable and other (4)	$4	$90	$6,018	$6,112
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	5,246	5,246
Total	$4	$90	$11,264	$11,358
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $493 million.
(2)FVOCI includes $84 million of derivative assets and $89 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $1,392 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,939 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2022, a pre-tax net gain of $90 million (2021: net gain of $62 million, 2020: net gain of $80 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2022, there was a derivative asset balance of $nil (2021: $30 million) and derivative liability balance of $28 million (2021: $13 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2022, a pre-tax net gain of $229 million (2021: net gain of $70 million, 2020: net loss of $124 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2022, there was an unrealized derivative asset balance of $208 million (2021: $54 million) and derivative liability balance of $42 million (2021: $76 million) relating to the derivative contracts designated as cash flow hedges.

F-34	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Fair value hierarchical levels — financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2022 and 2021:

	2022			2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$214	$—	$—	$85	$—
Other financial assets	14	—	—	—	—	—
	$14	$214	$—	$—	$85	$—
Financial liabilities
Derivative liabilities	$—	$71	$—	$—	$94	$—
Other financial liabilities	—	—	2	—	—	—
	$—	$71	$2	$—	$94	$—
There were no transfers between levels during the year ended December 31, 2022.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2022	Carrying value December 31, 2021	Valuation technique(s) and key input(s)
Derivative assets	$214	$85	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Derivative liabilities	$71	$94	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Level 3 assets and liabilities measured at fair value on a recurring basis include $2 million (2021: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

Brookfield Business Corporation	F-35

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2022	2021
Current
Restricted cash	$44	$47
Derivative assets	34	40
Loans and notes receivable	2	1
Total current	$80	$88
Non-current
Restricted cash	$215	$209
Derivative assets	180	45
Loans and notes receivable	8	7
Other financial assets	14	—
Total non-current	$417	$261
NOTE 6. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair value. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
During the year ended December 31, 2022, there were 52,500 exchangeable shares exchanged for LP Units. As at December 31, 2022, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, $16.96 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the consolidated statements of operating results. During the year ended December 31, 2022, $14 million of dividends were declared and paid on the outstanding exchangeable shares of the company and included in interest income (expense), net in the consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares, and class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance at January 1, 2022	—	—	$—
Share issuance	73,088,510	1	2,077
Converted to class C shares	(80,425)	—	(2)
Shares exchanged to LP Units	(52,500)	—	(2)
Remeasurement (gains) losses	—	—	(836)
Balance at December 31, 2022	72,955,585	1	$1,237
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 25 for further details related to class C shares.

F-36	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 7. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2022	2021
Current, net	$2,303	$1,602
Non-current, net
Accounts receivable	137	46
Retainer on customer contract	70	61
Billing rights	681	572
Total non-current, net	$888	$679
Total	$3,191	$2,281
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operations in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2022 was $142 million (2021: $231 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Loss allowance - beginning	$64	$65
Add: increase in allowance	46	22
Deduct: bad debt write offs	(33)	(18)
Foreign currency translation and other	—	(5)
Loss allowance - ending	$77	$64
NOTE 8. INVENTORY, NET

(US$ MILLIONS)	2022	2021
Raw materials and consumables	$270	$245
Work in progress	155	139
Finished goods and other	210	196
Carrying amount of inventories	$635	$580
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Inventory obsolescence provision - beginning	$10	$12
Add: increase in provision	7	2
Deduct: inventory obsolescence write off	(1)	(4)
Impact of foreign exchange	(2)	—
Inventory obsolescence provision - ending	$14	$10

Brookfield Business Corporation	F-37

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 9. DISPOSITIONS
For the year ended December 31, 2022, the company did not recognize any gains or losses on dispositions (2021: $nil, 2020: gains of $55 million).
Dispositions completed in 2020
In November 2020, the company’s healthcare services operations completed the sale of its New Zealand pathology business for gross proceeds of $390 million, resulting in a $55 million pre-tax gain recognized by the company.
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	2022	2021
Current
Work in progress (1)	$435	$427
Prepayments and other assets	391	274
Assets held for sale (2)	300	1
Total current	$1,126	$702
Non-current
Prepayments and other assets	$340	$218
Total non-current	$340	$218
____________________________________
(1)See Note 17 for additional information.
(2)Includes certain assets at the company’s nuclear services technology operations related to BHI Energy which were classified as assets held for sale at December 31, 2022.
NOTE 11. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2022 and 2021 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2022, 2021, and 2020 from the company’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2022
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$3,237	$21,559	$3,313	$16,296	$7,441	$205	$223	$165	$(1,178)	$3,712

	Year ended December 31, 2021
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$2,483	$11,118	$2,313	$9,006	$5,944	$76	$219	$57	$(50)	$1,652

F-38	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Total	$5,691	$49	$(222)	$37	$(257)	$1,479
NOTE 12. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Others	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2021	$86	$2,595	$1,192	$476	$568	$4,917
Additions (cash and non-cash)	—	76	172	6	61	315
Dispositions	—	(9)	(119)	(3)	(24)	(155)
Transfers and assets reclassified as held for sale (1)	—	(4)	(2)	4	(1)	(3)
Foreign currency translation and other (2)	(5)	(159)	(42)	(23)	(25)	(254)
Balance at December 31, 2021	$81	$2,499	$1,201	$460	$579	$4,820
Additions (cash and non-cash)	—	95	198	3	90	386
Dispositions	(8)	—	(19)	(1)	(29)	(57)
Acquisitions through business combinations (3)	1	18	80	15	38	152
Transfers and assets reclassified as held for sale (1)	(9)	(12)	(51)	(1)	(6)	(79)
Foreign currency translation and other (2)	(2)	(302)	(54)	(25)	(29)	(412)
Balances at December 31, 2022	$63	$2,298	$1,355	$451	$643	$4,810
Accumulated depreciation and impairment
Balance at January 1, 2021	$—	$(107)	(344)	(29)	(119)	(599)
Depreciation and impairment expense	—	(67)	(171)	(19)	(84)	(341)
Dispositions	—	4	111	2	21	138
Transfers and assets reclassified as held for sale (1)	—	(16)	2	—	—	(14)
Foreign currency translation and other	—	8	10	2	12	32
Balance at December 31, 2021	$—	$(178)	$(392)	$(44)	$(170)	$(784)
Depreciation and impairment expense	—	(63)	(168)	(26)	(89)	(346)
Dispositions	—	—	13	—	23	36
Transfers and assets reclassified as held for sale (1)	—	—	6	—	1	7
Foreign currency translation and other	—	14	13	5	10	42
Balances at December 31, 2022	$—	$(227)	$(528)	$(65)	$(225)	$(1,045)
Net book value
December 31, 2021	$81	$2,321	$809	$416	$409	$4,036
December 31, 2022	$63	$2,071	$827	$386	$418	$3,765
____________________________________
(1)See Note 10 for additional information.
(2)Includes a decrease of $167 million (2021: decrease of $37 million) in capitalized costs associated with decommissioning certain assets at the company’s nuclear technology services operations primarily as a result of updates to the discount rate used.
(3)See Note 3 for additional information.

Brookfield Business Corporation	F-39

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The right-of-use assets by class of underlying asset as at December 31, 2022 and the depreciation/impairment expense recognized on right-of-use assets by class of underlying asset for the year ended December 31, 2022 are outlined below:

	Year ended December 31, 2022
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$2	$379	$37	$418
Depreciation/impairment expense	—	(51)	(38)	$(89)

	Year ended December 31, 2021
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$2	$365	$42	$409
Depreciation/impairment expense	—	(69)	(15)	$(84)

F-40	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 13. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (1)	Other	Total
Gross carrying amount
Balance at January 1, 2021	$2,035	$381	$1,949	$297	$328	$4,990
Additions	165	1	77	—	47	290
Dispositions	—	—	(1)	—	(1)	(2)
Foreign currency translation	(146)	(8)	(21)	—	(16)	(191)
Balances at December 31, 2021	$2,054	$374	$2,004	$297	$358	$5,087
Additions	256	—	114	—	69	439
Acquisitions through business combinations (2)	—	4,185	710	295	27	5,217
Dispositions	(1)	—	—	—	—	(1)
Assets reclassified as held for sale (3)	(19)	(140)	—	—	—	(159)
Foreign currency translation	142	(12)	(15)	—	(5)	110
Balance at December 31, 2022	$2,432	$4,407	$2,813	$592	$449	$10,693
Accumulated amortization and impairment
Balance at January 1, 2021	$(181)	$(88)	$(330)	$—	$(26)	$(625)
Amortization and impairment expense	(71)	(30)	(143)	—	(18)	(262)
Dispositions	—	—	2	—	—	2
Foreign currency translation	15	3	5	—	1	24
Balances at December 31, 2021	$(237)	$(115)	$(466)	$—	$(43)	$(861)
Amortization and impairment expense	(96)	(217)	(214)	(11)	(23)	(561)
Dispositions	2	—	—	—	—	2
Assets reclassified as held for sale (3)	10	19	—	—	—	29
Foreign currency translation	(16)	3	5	—	1	(7)
Balance at December 31, 2022	$(337)	$(310)	$(675)	$(11)	$(65)	$(1,398)
Net book value
December 31, 2021	$1,817	$259	$1,538	$297	$315	$4,226
December 31, 2022	$2,095	$4,097	$2,138	$581	$384	$9,295
____________________________________
(1)Includes indefinite life intangible assets with a carrying value of $297 million (2021: $297 million).
(2)See Note 3 for additional information.
(3)See Note 10 for additional information.
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

Brookfield Business Corporation	F-41

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The proprietary technology within the company pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the company’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the company’s nuclear technology services operations and dealer software and technology services operations, assessed to have estimated useful lives ranging between 10 – 15 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the company through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the company’s nuclear technology services operations, and dealer software and technology services operations. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2022, $297 million of the company’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives of up to 20 years.
Customer relationships pertain to strong and continuing relationships with many of the company’s customers which contribute to the revenues and cash flows generated by the company’s respective operations. The company has recognized customer relationships from acquisitions of its nuclear technology services operations, and dealer software and technology services operations. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. A cost replacement approach was used to estimate the cost to recreate the existing customer base at the company’s nuclear technology services operations. The customer relationships acquired were assessed to have estimated useful lives ranging between 15 – 30 years.
NOTE 14. GOODWILL

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$2,216	$2,331
Acquisitions through business combinations (1)	4,836	6
Assets reclassified as held for sale	(11)	—
Foreign currency translation	(127)	(121)
Balance at end of year	$6,914	$2,216
____________________________________
(1)See Note 3 for additional information.
To determine whether goodwill is impaired, the company compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the company’s cash-generating units are primarily determined by calculating their value in use. For each cash generating unit, this involves estimating expected future cash flows, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates and perpetuity growth rates which individually range from 6.8% to 13.3%, 7.8% to 10.8%, and 2.3% to 3.0%, respectively. These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations. As at December 31, 2022 and 2021, the recoverable amounts of each cash-generating unit exceeded their respective carrying amounts and accordingly no goodwill impairment has been recorded. At the company’s healthcare services operations, no impairments were recorded in the year, however, an increase in the discount rate used of 30 basis points or a decrease in the perpetuity growth rate assumption of 30 basis points from the rate used would result in an impairment.
Goodwill is allocated to the following cash-generating units as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Dealer software and technology services operations	$4,580	$—
Healthcare services operations	1,310	1,397
Other operations	1,024	819
Total	$6,914	$2,216

F-42	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 15. EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of equity accounted investments as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	2021
Economic interest (%)	18% – 50%	25% – 70%
Voting interest (%)	18% – 50%	25% – 70%
Carrying value	$251	$70
The following table presents the change in the equity accounted investment balance for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$70	$73
Acquisitions through business combinations (1)	184	—
Additions	—	1
Share of net income	13	5
Distributions received	(16)	(4)
Foreign currency translation	—	(5)
Balance at end of period	$251	$70
____________________________________
(1)See Note 3 for additional information.
The following tables present the gross assets and liabilities of the company’s equity accounted investments as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Current assets	$446	$400
Non-current assets	688	252
Total assets	1,134	652

Current liabilities	392	346
Non-current liabilities	194	171
Total liabilities	586	517
Total net assets	$548	$135
Certain equity accounted investments are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

Brookfield Business Corporation	F-43

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present the gross amounts of revenues, net income and other comprehensive income from the company’s equity accounted investments for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Revenues	$378	$243	$255

Net income	36	11	7
Other comprehensive income	—	—	—
Total comprehensive income	$36	$11	$7
NOTE 16. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2022	2021
Current
Accounts payable	$1,253	$1,360
Accrued and other liabilities (1)	805	410
Lease liabilities	76	68
Financial liabilities (2)	145	126
Work in progress (3)	1,175	1,397
Provisions and decommissioning liabilities (4)	609	355
Liabilities held for sale	42	—
Loan payable to Brookfield Business Partners	228	—
BBUC reorganization loans	—	1,860
Total current	$4,333	$5,576
Non-current
Accounts payable	$84	$84
Accrued and other liabilities (1)	573	520
Lease liabilities	423	401
Financial liabilities (2)	1,694	1,787
Work in progress (3)	49	1
Provisions and decommissioning liabilities (4)	483	682
Total non-current	$3,306	$3,475
____________________________________
(1)Includes post-employment benefits of $385 million ($14 million current and $371 million non-current) as at December 31, 2022 and $446 million ($14 million current and $432 million non-current) as at December 31, 2021. See Note 30 for additional information.
(2)Includes financial liabilities of $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(3)See Note 17 for additional information.
(4)Includes decommissioning liabilities of $221 million (2021: $385 million) primarily from the company’s nuclear technology services operations. The liability was determined using a discount rate of 4.0% (2021: 1.9%) and an inflation rate of 3.0% (2021: 3.0%).
Included within accounts payable and other at December 31, 2022 was $499 million of lease liabilities (2021: $469 million). Interest expense on lease liabilities was $26 million for the year ended December 31, 2022 (2021: $27 million).

F-44	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
In May 2021, the Australian Taxation Office (“ATO”) provided the company’s healthcare services operations with conclusions of an internal ATO review related to a historical tax matter. The company’s healthcare services operations disagreed with the conclusions and lodged an objection with the ATO in August 2021. In September 2022, the matter was resolved and settled.
The company’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 28.
The following table presents the change in the provision balances for the years ended December 31, 2022, and 2021:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2021	$427	$123	$546	$1,096
Additional provisions recognized	—	39	151	190
Reduction arising from payments/derecognition	(8)	(35)	(137)	(180)
Accretion expenses	9	—	—	9
Change in discount rate	(30)	—	(7)	(37)
Change in other estimates	(10)	(14)	18	(6)
Foreign currency translation	(3)	(4)	(28)	(35)
Balance at December 31, 2021	$385	$109	$543	$1,037
Additional provisions recognized	—	20	466	486
Reduction arising from payments/derecognition	(3)	(43)	(174)	(220)
Accretion expenses	8	—	—	8
Change in discount rate	(182)	—	(12)	(194)
Change in other estimates	14	(6)	1	9
Foreign currency translation	(1)	(6)	(27)	(34)
Balance at December 31, 2022	$221	$74	$797	$1,092
NOTE 17. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2022	2021	2020
Contract costs incurred to date	$21,014	$21,290	$26,351
Profit recognized to date (less recognized losses)	2,044	1,760	1,467
	23,058	23,050	27,818
Less: progress billings	(23,847)	(24,021)	(28,899)
Contract work in progress (liability)	$(789)	$(971)	$(1,081)
Comprising:
Amounts due from customers — work in progress (1)	$435	$427	$481
Amounts due to customers — creditors (2)	(1,224)	(1,398)	(1,562)
Net work in progress	$(789)	$(971)	$(1,081)
____________________________________
(1)The change in the balance from December 31, 2021 was due to billed amounts of $2,612 million, additions to work in progress of $2,608 million, and an increase of $12 million from other changes.
(2)The change in the balance from December 31, 2021 was due to recognized revenue of $1,394 million, additions to work in progress of $1,278 million, and a decrease of $58 million from other changes.

Brookfield Business Corporation	F-45

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 18. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Total borrowings
2023	$452
2024	2,931
2025	3,519
2026	102
2027	445
Thereafter	5,831
Total - principal repayments	$13,280
Deferred financing costs and other accounting adjustments	(367)
Total - December 31, 2022	$12,913
Total - December 31, 2021	$5,246
Current and non-current non-recourse borrowings in subsidiaries of the company as at December 31, 2022, net of deferred financing costs and other accounting adjustments were $415 million and $12,498 million, respectively (2021: $53 million and $5,193 million, respectively). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
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
The company’s operations are currently in compliance with all covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
The following table summarizes the weighted average interest rates and terms of non-recourse borrowings in subsidiaries of the company as at December 31, 2022 and 2021:

	Weighted average rate (%)		Weighted average term (years)		Total
(US$ MILLIONS, except as noted)	2022	2021	2022	2021	2022	2021
Total	8.7%	4.8%	5.1	4.4	$12,913	$5,246
The following table summarizes the non-recourse borrowings in subsidiaries of the company by currency as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	Local currency		2021	Local currency
U.S. dollars	$10,244		$10,244	$2,878		$2,878
Brazilian reais	1,692	R$	8,826	1,379	R$	7,695
Australian dollars	949	A$	1,393	985	A$	1,357
Other	28			4
Total	$12,913			$5,246

F-46	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 19. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Current income tax expense (recovery)	$88	$33	$27
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(84)	(22)	(47)
Recovery arising from previously unrecognized tax assets	(392)	(23)	—
Change in tax rates and imposition of new legislation	(17)	—	6
Deferred income tax expense (recovery)	(493)	(45)	(41)
Total income tax expense (recovery)	$(405)	$(12)	$(14)
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the company’s subsidiaries operate.
The company’s effective income tax rate is different from the company’s composite income tax rate due to the following differences set out below:

(%)	2022	2021	2020
Composite income tax rate	26%	26%	27%
Increase (reduction) in rate resulting from:
Non-taxable remeasurement adjustments on Exchangeable and Class B shares	(32)	3	15
International operations subject to different tax rates	2	(25)	(16)
Derecognition (Recognition) of deferred tax assets	(59)	(28)	(14)
Non-recognition of the benefit of current year’s tax losses	4	—	—
Change in tax rates and imposition of new legislation	(2)	3	3
Other	1	7	(5)
Effective income tax rate	(60)%	(14)%	10%

Brookfield Business Corporation	F-47

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Deferred income tax assets and liabilities as at December 31, 2022 and 2021 relate to the following:

(US$ MILLIONS)	2022	2021
Non-capital losses (Canada)	$6	$2
Losses (U.S.)	160	—
Losses (International)	308	255
Difference in basis	(1,364)	(396)
Total net deferred tax (liability) asset	$(890)	$(139)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$626	$348
Deferred income tax liabilities	(1,516)	(487)
Total net deferred tax (liability) asset	$(890)	$(139)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2022	2021
Opening net deferred tax (liability) asset	$(139)	$(173)
Recognized in income	493	45
Recognized in other comprehensive income	(33)	(24)
Other (1)	(1,211)	13
Net deferred tax (liability) asset	$(890)	$(139)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
After three years from reporting date	$24	$33
No expiry	225	364
Total	$249	$397
The components of the income taxes in other comprehensive income for the years ended December 31, 2022, 2021, and 2020 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Available-for-sale securities	$(8)	$—	$—
Net investment hedges	2	5	13
Cash flow hedges	43	7	(5)
Pension plan actuarial changes	(4)	12	(4)
Total deferred tax expense (recovery) in other comprehensive income	$33	$24	$4

F-48	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the years ended December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	(18)	91	73
Balance as at December 31, 2022	$(458)	$123	$(335)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(371)	$(84)	$(455)
Other comprehensive income (loss)	(69)	116	47
Balance as at December 31, 2021	$(440)	$32	$(408)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(343)	$(71)	$(414)
Other comprehensive income (loss)	(28)	(13)	(41)
Balance as at December 31, 2020	$(371)	$(84)	$(455)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 26. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provides management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2022, 2021, and 2020:

(US$ MILLIONS)	2022	2021	2020
Inventory costs	$1,144	$1,158	$1,256
Subcontractor and consultant costs	2,863	3,358	3,532
Concession construction materials and labor costs	323	235	163
Depreciation and amortization expense	892	603	585
Compensation	3,180	2,557	2,444
Other direct costs	1,064	890	873
Total	$9,466	$8,801	$8,853

Brookfield Business Corporation	F-49

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in direct operating costs for the year ended December 31, 2022 were $11 million (2021: $10 million) and $8 million (2021: $8 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the company’s operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $1.7 billion (2021: approximately $1.9 billion). The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The company is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2022 could result in a material settlement liability to the company.
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2022.
(b)Lease liabilities
The following table summarizes the company’s undiscounted maturity schedule for lease obligations as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease obligations
Less than 1 year	$96	$71
1 to 5 years	223	192
5+ years	490	540
Total	$809	$803
NOTE 24. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,
(US$ MILLIONS)	2022	2021	2020
Timing of revenue recognition
Goods and services provided at a point in time	$3,877	$3,785	$3,519
Services transferred over a period of time	6,697	5,837	6,011
Total revenues from contracts with customers	10,574	9,622	9,530
Other revenue	24	27	76
Total revenues	$10,598	$9,649	$9,606

F-50	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the years ended December 31, 2022, 2021, and 2020:

(US$ MILLIONS)	2022	2021	2020
United Kingdom	$911	$1,310	$1,024
United States	2,982	1,591	1,700
Europe	894	921	875
Australia	4,228	4,414	4,223
Brazil	887	655	530
Other	696	758	1,254
Total revenues	$10,598	$9,649	$9,606
(c)Lease income
The leases in which the company is a lessor are operating in nature. Total lease income from operating leases totaled $6 million for the year ended December 31, 2022 (2021: $7 million). The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease earnings receivable
Less than 1 year	$8	$6
2 to 5 years	22	17
5+ years	11	10
Total	$41	$33
(d)Remaining performance obligations
At the company’s construction operations, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2022, the company’s backlog of construction projects was approximately $5.7 billion (2021: $7.5 billion).
The company’s dealer software and technology services operations had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.5 billion. The company expects to recognize most of this amount within the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the company has the right to invoice.
The company’s nuclear technology services operations had remaining backlog of approximately $9.2 billion as at December 31, 2022 (2021: $9.3 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The company expects to recognize most of this amount within the next 10 years.
The company’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2022, the remaining performance obligations were approximately $10.4 billion (2021: approximately $8.9 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.

Brookfield Business Corporation	F-51

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 25. EQUITY
The following table provides a continuity of the company’s outstanding common equity for the year ended December 31, 2022:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance at January 1, 2022	—	$—
Share issuance	25,853,695	735
Converted from exchangeable shares	80,425	2
Balance at December 31, 2022	25,934,120	$737
In connection with the special distribution, the company issued approximately 73 million exchangeable shares, 1 class B share and approximately 26 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 6 for further details related to exchangeable shares and class B shares.
The value of share capital, upon issuance of the class C shares was determined to be $28.41 based on the opening price of an LP Unit on March 15, 2022, the date of the special distribution.
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company represent Brookfield Corporation’s subsidiaries and operating entities.
Prior to the BBUC reorganization, the company’s consolidated financial statements include general corporate expenses of Brookfield Business Partners which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in the company’s consolidated statements of operating results. Key decision makers of the company are employees of Brookfield. However, the consolidated financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
    Subsequent to the BBUC reorganization, the company is no longer allocated general corporate expenses of Brookfield Business Partners. Following the completion of the special distribution, the functions which the allocated general corporate expenses related to will be provided through the amended and restated Master Services Agreement, among the Service Recipients (as defined therein), Brookfield, the Service Providers (as defined therein) and others.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Business Partners pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities.

F-52	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The company reimburses Brookfield Business Partners for its proportionate share of the base management fee. The base management fee attributable to the company for the year ended December 31, 2022 was $15 million (2021: $24 million, 2020: $24 million). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated statements of operating results.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the group’s investment mandate. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
Brookfield has entered into indemnity agreements with the company related to certain projects that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). As at December 31, 2022, the amount subscribed from the company was $nil and the amount subscribed from Brookfield Business Partners was $1,475 million. Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a 10-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility permits the company to borrow up to $1 billion from Brookfield Business Partners and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at December 31, 2022, the amount outstanding on deposit is $25 million receivable from Brookfield Business Partners included in accounts and other receivable, net (2021: $nil).
    In connection with the special distribution, Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at December 31, 2022, the net deposit from Brookfield was $nil and the company incurred interest expense of $nil for the year ended December 31, 2022 on these deposits.
    A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at December 31, 2022, the company had a loan payable of $228 million to Brookfield Business Partners included in accounts payable and other, and a loan receivable from Brookfield of approximately $460 million included in accounts and other receivable, net. The loan payable is non-interest bearing and payable on demand, and the loan receivable accrues interest at the company’s cost of capital and is due on demand.
Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties for the years ended December 31, 2022, 2021 and 2020:

Brookfield Business Corporation	F-53

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Transactions during the period
Revenues (1)	$220	$418	$609
Interest income	11	—	—
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2022	December 31, 2021
Balances at end of period:
Accounts and other receivable, net	$602	$106
Accounts payable and other (1)	269	1,865
____________________________________
(1)On November 29 2021, the company issued a non-interest bearing demand promissory note of $1,860 million to a subsidiary of the partnership in connection with the BBUC reorganization, which was settled on March 15, 2022 as part of the special distribution. See Note 1 for additional details.
NOTE 27. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk), and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The following table summarizes the aggregate notional amounts of the company’s derivative positions as at December 31, 2022 and 2021:

(US$ MILLIONS)	December 31, 2022	December 31, 2021
Foreign exchange contracts	$2,529	$3,504
Cross currency swaps	110	—
Interest rate derivatives	3,846	4,384
	$6,485	$7,888
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the company as at December 31, 2022 and 2021. The notional amounts as at December 31, 2022 and 2021 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2022	2021	2022	2021
Foreign exchange contracts
Australian dollars	$387	$476	1.58	1.37
British pounds	263	699	0.82	0.75
Canadian dollars	106	99	1.35	1.26
Euros	640	742	0.94	0.87
Swedish krona	1,086	1,475	9.78	9.08
Other	47	13
	$2,529	$3,504

F-54	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying derivative instruments by term to maturity as at December 31, 2022 and the comparative notional amounts as at December 31, 2021, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2022				2021
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$1,022	$—	$—	$1,022	$1,131
Designated for hedge accounting
Foreign exchange contracts	412	1,095	—	1,507	2,373
Cross currency swaps	—	110	—	110	—
Interest rate derivatives	—	3,846	—	3,846	4,384
	$1,434	$5,051	$—	$6,485	$7,888
NOTE 28. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the company consists of non-recourse borrowings in subsidiaries of the company, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2022	2021
Non-recourse borrowings in subsidiaries of the company	$12,913	$5,246
Cash and cash equivalents	(736)	(894)
Net debt	12,177	4,352
Total equity	4,071	1,136
Total capital	$16,248	$5,488
Net debt to capital ratio	75%	79%
The company manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the company, ensuring a diversity of funding sources as well as managing its maturity profile. The company also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate currency risk.
The company’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large-scale development projects and acquisitions, the company will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The company will seek to raise additional equity if it believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 18, the company has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The company does not have any market capitalization covenants attached to any of its borrowings, and the company is in compliance with all covenant requirements.

Brookfield Business Corporation	F-55

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Risk Management
The company recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the company is exposed to the following risks: liquidity risk, market risk (i.e. interest rate risk and foreign currency risk) and credit risk. The following is a description of these risks and how they are managed:
(a)Liquidity risk
The company maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to fund acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting scheduled debt repayments and payment of debt service obligations, funding required capital expenditures and funding acquisitions as they arise. The operating subsidiaries of the company also generate liquidity by accessing capital markets on an opportunistic basis.
The following tables detail the contractual maturities for the company’s financial liabilities as at December 31, 2022 and 2021. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the company can be required to repay. The tables include both interest and principal cash flows:

	2022
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$3,311	$275	$389	$1,623	$5,598
Interest-bearing liabilities	1,517	3,887	6,195	6,612	18,211
Lease liabilities	96	79	144	490	809
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $1,841 million.

	2021
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$3,273	$271	$367	$1,724	$5,635
Interest-bearing liabilities	296	772	4,661	491	6,220
Lease liabilities	71	63	129	540	803
___________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, deferred revenue, and related party loans and notes payable of $3,373 million.
(b)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates and foreign currency exchange rates.
Financial instruments held by the company that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
Interest rate risk

F-56	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2022, a 50 basis points increase or decrease in interest rates would have the following impact on the company’s net income and other comprehensive income (loss) on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2022	$45	$(45)	$(40)	$40
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the company’s net investment and cash flows denominated in currencies other than the U.S. dollar. The company enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar
The following tables summarize the company’s currency exposure as at December 31, 2022 and 2021:

	2022
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$2,463	$930	$379	$88	$324	$390	$306	$4,880
Non-current assets	13,591	4,824	340	61	284	3,219	177	22,496
	$16,054	$5,754	$719	$149	$608	$3,609	$483	$27,376

Liabilities
Current liabilities	$3,512	$981	$770	$81	$155	$364	$122	$5,985
Non-current liabilities	11,724	3,038	92	72	100	2,194	100	17,320
	$15,236	$4,019	$862	$153	$255	$2,558	$222	$23,305

Non-controlling interests	1,798	837	(33)	12	208	757	133	3,712
Net investment attributable to Brookfield Business Partners	$(980)	$898	$(110)	$(16)	$145	$294	$128	$359

Brookfield Business Corporation	F-57

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the company’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$15	$(15)	$(69)	$69
Canadian dollar	(3)	3	2	(2)
Brazilian real	—	—	(29)	29
Euro	12	(12)	(15)	15
Other	5	(5)	(2)	2

	December 31, 2021
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$9	$(9)	$(60)	$60
Canadian dollar	(3)	3	(2)	2
Brazilian real	—	—	(28)	28
Euro	11	(11)	(12)	12
Other	4	(4)	12	(12)

	December 31, 2020
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$5	$(5)	$(86)	$86
Canadian dollar	1	(1)	(1)	1
Brazilian real	—	—	(30)	30
Euro	3	(3)	(3)	3
Other	2	(2)	(24)	24
(c)Credit risk
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Net interest paid (received)	$677	$324	$313
Net income taxes paid (received)	52	87	9
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the company’s lease contracts for the year ended December 31, 2022 were $146 million (2021: $144 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Accounts receivable	$208	$(81)	$(9)
Inventory	(67)	114	127
Prepayments and other	(12)	20	25
Accounts payable and other	(692)	(166)	(179)
Changes in non-cash working capital, net	$(563)	$(113)	$(36)
The following table presents the change in the balance of non-recourse borrowings in subsidiaries of the company arising from financing activities as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$5,246	$5,189
Cash flows	7,629	187
Non-cash changes:
Acquisitions of subsidiaries	99	—
Foreign currency translation	22	(153)
Fair value	—	(24)
Other changes	(83)	47
Balance at end of year	$12,913	$5,246

F-60	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 30. POST-EMPLOYMENT BENEFITS
The company maintains several defined benefit pension plans within its subsidiaries. These plans are administered in various countries, the most significant of which is in the United States. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.
The following table shows the changes in the present value of the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets as at December 31, 2022 and 2021.

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2022	2021	2022	2021
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$2,221	$2,377	$37	$52
Service cost	14	20	1	1
Interest cost	58	54	1	2
Participant contributions	1	2	2	3
Foreign currency exchange differences	(8)	(28)	—	—
Actuarial (gain) loss due to financial assumption changes	(600)	(89)	(8)	(3)
Actuarial (gain) loss due to demographic assumption changes	(1)	16	—	(9)
Actuarial experience adjustments	32	(6)	3	(3)
Benefits paid from plan assets	(67)	(113)	—	—
Benefits paid from employer	(11)	(12)	(7)	(6)
Defined benefit obligation at end of year	$1,639	$2,221	$29	$37

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(1,887)	$(1,755)	$—	$—
Interest income	(49)	(41)	—	—
Return on plan assets (excluding interest income)	561	(170)	—	—
Foreign currency exchange differences	44	7	—	—
Employer contributions	(36)	(58)	(5)	(3)
Participant contributions	(1)	(2)	(2)	(3)
Benefits paid from plan assets	67	113	—	—
Benefits paid from employer	11	12	7	6
Administrative expenses paid from plan assets	7	7	—	—
Fair value of plan assets at end of year	$(1,283)	$(1,887)	$—	$—
Net asset at end of year	$—	$(75)	$—	$—
Net liability at end of year	$356	$409	$29	$37
The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

Brookfield Business Corporation	F-61

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables summarize the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2022:

(US$ MILLIONS)	United States	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,310	$329	$1,639
Fair value of plan assets	(1,030)	(253)	(1,283)
Net liability	$280	$76	$356

Post-employment benefits
Defined benefit obligation	$24	$5	$29
Fair value of plan assets	—	—	—
Net liability	$24	$5	$29
The following table summarizes the defined benefit pension plan and post-employment plan obligations and the fair values of plan assets by geography as at December 31, 2021:

(US$ MILLIONS)	United States	Other	Total
Defined benefit pension plan
Defined benefit obligation	$1,647	$574	$2,221
Fair value of plan assets	(1,424)	(463)	(1,887)
Net liability	$223	$111	$334

Post-employment benefits
Defined benefit obligation	$32	$5	$37
Fair value of plan assets	—	—	—
Net liability	$32	$5	$37

F-62	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables summarize the amounts recognized in respect of these defined benefit pension plans and post-employment plans during the years ended December 31, 2022 and 2021:

	Defined benefit pension plan		Post-employment plan
(US$ MILLIONS)	2022	2021	2022	2021
Amounts recognized in profit and loss
Current service cost	$14	$20	$1	$1
Net interest expense	9	13	1	2
Administrative expense	7	7	—	—
Total expense recognized in profit and loss	$30	$40	$2	$3

Amounts recognized in other comprehensive income
Return on plan assets (excluding amounts included in net interest expense)	$561	$(170)	$—	$—
Actuarial (gains) and losses arising from changes in demographic assumptions	(1)	16	—	(9)
Actuarial (gains) and losses arising from changes in financial assumptions	(600)	(89)	(8)	(3)
Actuarial (gains) and losses arising from experience adjustments	32	(6)	3	(3)
Total expense (gain) recognized in other comprehensive income	$(8)	$(249)	$(5)	$(15)
Total expense (gain) recognized in comprehensive income	$22	$(209)	$(3)	$(12)
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
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2022:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$41	$—	$—	$41
Equity instruments	12	484	—	496
Debt instruments	174	517	20	711
Real estate	1	34	—	35
Total plan assets	$228	$1,035	$20	$1,283
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
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Significant Assumptions
The company annually re-evaluates assumptions and estimates used in projecting the defined benefit and post-employment plan liabilities. These assumptions and estimates may affect the carrying value of the defined benefit and post-employment plan liabilities in the company’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:
Defined benefit plan

	2022	2021
Discount rate	3.8% to 5.1%	1.0% to 3.0%
Rate of compensation increase	0.0% to 3.5%	0.0% to 2.7%
Post-employment plan

	2022	2021
Discount rate	5.1% to 6.4%	2.9% to 5.3%
Health care cost trend on covered charges:
Immediate trend rate	4.0% to 4.3%	3.5% to 4.0%
Ultimate trend rate	4.0% to 4.3%	3.5% to 4.0%
These assumptions have a significant impact on the defined benefit and post-employment plan liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2022:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Defined benefit pension plan
Discount rate	1%	$(161)	1%	$196
Rate of compensation increase	1%	5	1%	(4)

Post-employment plan
Discount rate	1%	$(3)	1%	$3
Health care cost trend rates	1%	1	1%	(1)

F-64	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2022 and December 31, 2021, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit and post-employment plan obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes future planned benefit payments under defined benefit and post-employment plans as at December 31, 2022:

(US$ MILLIONS)	Defined benefit pension plan	Post-employment plan	Total
2023	$85	$2	$87
2024	86	2	88
2025	89	2	91
2026	91	2	93
2027	93	2	95
Thereafter	3,336	45	3,381
Total	$3,780	$55	$3,835
NOTE 31. SUBSEQUENT EVENTS
(a)Distribution
On February 2, 2023 the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.
(b)Other
On February 10, 2023, the company’s nuclear technology services operations completed the sale of BHI Energy’s power delivery business for consideration of approximately $270 million, subject to post-closing purchase price adjustments, that was previously classified as held for sale as of December 31, 2022.

Brookfield Business Corporation	F-65