Form 20-F
period 2023-12-31
Brookfield Business Corp
filed 2024-03-01
CIK 1871130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
A.J. Silber
250 Vesey Street, 15th Floor
New York, NY 10281
United States
Tel: (212) 417-7000
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Exchangeable Subordinate Voting Shares	BBUC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
72,954,450 Class A Exchangeable Subordinate Voting Shares as of December 31, 2023
One Class B Multiple Voting Share as of December 31, 2023
25,934,121 Class C Non-Voting Shares as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
In this Form 20-F, we use the following terms to refer to our operations, which is also the same manner in which the partnership refers to these operations:
•“our construction operation” means our interest in Multiplex;
•“our dealer software and technology services operation” means our interest in CDK Global;
•“our healthcare services” means our interest in Healthscope; and
•“our water and wastewater operation” means our interest in BRK Ambiental.
Unless the context suggests otherwise, in this Form 20-F references to:
•“articles” means the notice of articles and articles of our company;
•“Asset Management Company” means Brookfield Asset Management ULC, which is approximately 75% owned by Brookfield Corporation and approximately 25% owned by Brookfield Asset Management;
•“assets under management” means assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“BBUC” means Brookfield Business Corporation;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“BRK Ambiental” means BRK Ambiental Participações S.A.;
•“Brookfield” means Brookfield Corporation and any subsidiary of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures, co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles, Brookfield proprietary accounts and similar arrangements) collectively with the Related-Party Investor;
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
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“CDK Global” means CDK Global II LLC;
•“CDOR” means the Canadian Dollar Offered Rate;

Brookfield Business Corporation	1

•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of our company and “class B share” means any one of them;
•“class C shares” means the class C non-voting shares in the capital of our company and “class C share” means any one of them;
•“CODM” means Chief Operating Decision Maker;
•“CRA” means the Canada Revenue Agency;
•“DTC” means the Depository Trust Company;
•“ESG” means environmental, social and governance;
•“exchangeable shares” means the class A exchangeable subordinate voting shares of BBUC;
•“general partner of the partnership” means Brookfield Business Partners Limited, a wholly-owned subsidiary of Brookfield Corporation;
•“Healthscope” means Healthscope Pty Ltd.;
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
•“Master Services Agreement” means the amended and restated master services agreement dated January 23, 2024 among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield who are parties thereto;
•“MD&A” means the management’s discussion and analysis of financial conditions and results of operations;
•“MI 61-101” means Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;
•“Multiplex” means Multiplex Global Limited;

2	Brookfield Business Corporation

•“NIST” means National Institute of Standards and Technology;
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
•“our business” means our business of owning and operating certain services and operations, both directly and through other intermediary entities;
•“our company” means Brookfield Business Corporation;
•“our initial operations” means the initial operations acquired by our company immediately prior to the special distribution, consisting of Healthscope, Multiplex, BRK Ambiental and Westinghouse;
•“our nuclear technology services operations” means our prior interest in Westinghouse;
•“our operations” means our collective operating subsidiaries we own, including our construction operation, our dealer software and technology services operation, our healthcare services, and our water and wastewater operation;
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
•“Related-Party Investor” means an investment vehicle in which certain executives and former executives of Brookfield own a substantial majority whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG;
•“Relationship Agreement” means the amended and restated relationship agreement dated January 23, 2024 by and among Brookfield, the partnership, Holding LP, the Holding Entities and the Service Providers;
•“Rights Agreement” means the rights agreement dated March 15, 2022, by and between Brookfield Corporation and Wilmington Trust, National Association;
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“SEC” means the U.S. Securities and Exchange Commission;

Brookfield Business Corporation	3

•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Services SRL, Brookfield Private Capital (DIFC) Limited, Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisor Limited, which are wholly-owned subsidiaries of Brookfield, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by a Service Provider from time to time to act as a Service Provider pursuant to our Master Services Agreement;
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
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“SONIA” means Sterling Overnight Index Average;
•“special distribution” means the special distribution of exchangeable shares on March 15, 2022 by the partnership to holders of units of record as of March 7, 2022, as further described in Item 4.A, “History and Development of Our Company”;
•“special distribution date” means March 15, 2022;
•“Special LP Units” means special limited partnership units of the Holding LP;
•“Tax Act” means the Income Tax Act (Canada), together with the regulation thereunder;
•“TCFD” means the Task Force on Climate-related Financial Disclosures;
•“TSX” means the Toronto Stock Exchange;
•“unitholders” means the holders of the partnership’s units;
•“units” or “LP Units” means the non-voting limited partnership units of the partnership;
•“U.S. Exchange Act” means U.S. Securities Exchange Act of 1934, as amended;
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
•“U.S. Securities Act” means U.S. Securities Act of 1933, as amended; and
•“Westinghouse” means Westinghouse Electric Company.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
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
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•political instability and unfamiliar cultural factors;
•changes to our credit ratings;
•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•our group’s reliance on computerized business systems, which could expose our group to cyber-attacks;
•changes in government policy and legislation;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;

Brookfield Business Corporation	5

•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our group’s operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our operating businesses;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over our group;
•the lack of an obligation of Brookfield to source acquisition opportunities to our group;
•the departure of some or all of Brookfield’s professionals;
•the Master Services Agreement and our group’s other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our shareholders;
•conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been with unrelated parties;
•the limited liability of, and our company’s indemnification of, the Service Providers;
•control of our company, the partnership or the general partner of the partnership may change without unitholder or shareholder consent;
•Brookfield may increase its ownership in our company;
•our company is not entitled to terminate the Master Services Agreement and the general partner of the partnership may be unable or unwilling to do so;
•Brookfield’s relationship with Oaktree;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•our company may become regulated as an investment company under the Investment Company Act;
•the effectiveness of our internal controls over financial reporting;
•the market price of the exchangeable shares and units may be volatile;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the exchangeable shares;
•limits on shareholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgements against our group;
•changes in tax law and practice; and
•other risks and factors detailed in this Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.
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

6	Brookfield Business Corporation

of the partnership’s continuous disclosure filings will be available electronically on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) on the SEC’s website at www.sec.gov or SEDAR+ at www.sedarplus.ca.
In light of these risks, uncertainties and assumptions, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. These risks, uncertainties and assumptions could cause our actual results and our plans and strategies to vary from our forward-looking statements or information. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this special note in mind as you read this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.

Brookfield Business Corporation	7

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
Risks Relating to our Operations Generally
•Risks relating to the cyclical nature of our operations and general economic conditions.
•Risks relating to identifying acquisition opportunities and acquiring distressed companies.
•Risks relating to the accuracy of our management’s assumptions and estimates.
•Risks relating to our group’s indebtedness and our group’s ability to distribute equity.
•Risks relating to our group’s access to the credit and capital markets and our group’s ability to raise capital.
•Risks relating to the structure of our group’s operations and our level of control over our group’s operations.
•Risks relating to our technology and information systems.
Risks Relating to our Operations
•Risks relating to our healthcare services and its dependence on revenues from private health insurance funds and its relationships with accredited medical practitioners.
•Risks relating to our healthcare services reliance on suppliers and skilled labor.
•Risks relating to indemnification for our healthcare services.
•Risks relating to operating costs and maintaining operations of our healthcare services.
•Risks relating to our dealer software and technology services operation.
•Risks relating to the unpredictable award of new contracts in the construction market.
•Risks relating to reduced profits or losses under contracts if costs increase above estimates.
•Risks relating to performance guarantees and operating under various types of construction-related contracts.

8	Brookfield Business Corporation

•Risks relating to macroeconomic factors and climate change affecting our construction operation.
•Risks relating to our water and wastewater operation in Brazil.
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
•Risks relating to our ability to maintain effective internal controls.
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
Risks Relating to Taxation
•Risks relating to United States, Canadian and Bermuda taxation, and the effects thereof on our business.
Risks Relating to our Operations Generally
Our group’s operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization,

Brookfield Business Corporation	9

decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our group’s operations and the trading price of the exchangeable shares and the units could be further adversely impacted.
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
Our group’s operating businesses are impacted by heightened inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses.
A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital initiatives.
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

10	Brookfield Business Corporation

competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to our group. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. To finance our acquisitions, we compete for equity capital from institutional partners and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital, which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for our group with respect to acquisition opportunities.
We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our group’s behalf that are consistent with our objectives or that generate attractive returns for our shareholders and the partnership’s unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.
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

Brookfield Business Corporation	11

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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our group’s investments. Increases in interest rates could also make it more difficult to locate and consummate private equity and other investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. In addition, certain of our group’s financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase our group’s cost of capital and adversely affect our group’s ability to fund its liquidity and capital needs and the growth of the business. If our group is unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, our group may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case.
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
General economic and business conditions that impact the debt or equity markets could impact the availability and cost of credit for our group. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our equity value.
Some of our group’s operations require significant capital expenditures, and proposed acquisitions often require significant financing. If we are unable to generate enough cash to finance necessary capital expenditures and to fund acquisitions through existing liquidity and/or operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. Our group’s ability to obtain debt or equity financing to fund our group’s growth, and our group’s ability to refinance existing corporate and non-recourse indebtedness on favorable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our group’s assets, lenders’ and investors’ assessment of our group’s credit risk and investor appetite for investments in infrastructure, industrials and business services in general and in our partnership’s securities in particular. If our group is unable to refinance our indebtedness on favorable terms or at all, our group would be required to repay our group’s indebtedness with cash on hand or with cash flows from our group’s operations. The issuance of additional equity would be dilutive to existing shareholders at the time. Any additional indebtedness would increase our group’s leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
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

12	Brookfield Business Corporation

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
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose our group to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for our group and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member – e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
The transition period following the United Kingdom’s formal departure from the E.U. ended on December 31, 2020, and E.U. law no longer applies in the United Kingdom. There remains uncertainty related to the post-Brexit relationship between the United Kingdom and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for our business services and industrial operations and the broader European economy and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business, financial position, results of operations and cash flows.
Unforeseen political events in markets where our group’s operating subsidiaries own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazilian, Australian and European markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting our group and our managed entities could be exacerbated by political events, including those in the United States, Brazil, Australia, Europe and elsewhere.
All of our group’s operating businesses are subject to changes in government policy and legislation.
Our group’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as by regulatory changes or administrative practices, over which our group has no control such as: the regulatory environment related to our group’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our group’s operating businesses are located or conduct business or the countries in which the customers of our group’s operating businesses are located or conduct business or both.
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

Brookfield Business Corporation	13

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
Performance of our group’s operating businesses may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
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
In addition, in some jurisdictions where our group has operations, labor forces have a legal right to strike which may have an impact on our group’s operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption which impacted our group’s business.
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

14	Brookfield Business Corporation

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
Our group is, from time to time, involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of our assets or our future financial performance. We could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. We may also be subject to professional liability claims, particularly in our healthcare services business, wherein current or former patients may commence or threaten litigation for medical negligence or malpractice. Such claims could result in damage awards in excess of the limits of available insurance coverage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our group.
In addition, under certain circumstances, we may ourselves commence litigation. There can be no assurance that litigation, once begun, would be resolved in our favor.
Our group will also be exposed to risk of litigation by third parties or government regulators if our management is alleged to have committed an act or acts of gross negligence, willful misconduct or dishonesty or breach of contract or organizational documents or to violate applicable law. In such actions, we would likely be obligated to bear legal, settlement and other costs (which may exceed our available insurance coverage).
Our group may have operations in jurisdictions with less developed legal systems, which could create potential difficulties in obtaining effective legal redress.
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
Our group does not control all of the businesses in which we own interests and therefore we may not be able to realize some or all of the benefits that we expect to realize from those interests.
Our group does not have control of certain of the businesses in which we own interests and we may take non-controlling positions in other businesses in the future. Such businesses may make financial or other decisions that we do not agree with. Because we do not have the ability to exercise control over such businesses, we may not be able to realize some or all of the benefits that we expect to realize from our ownership interests in them, including, for example, expected distributions. In addition, we must rely on the internal controls and financial reporting controls of such businesses and their failure to maintain effective controls or comply with applicable standards may adversely affect our group.
From time to time, we may have significant interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on our financial condition and results of operations.
From time to time, our group may hold significant interests in public companies, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.

Brookfield Business Corporation	15

We are exposed to the risk of environmental damage and costs associated with compliance with environmental laws.
Our group’s operating businesses are involved in using, handling or transporting substances that are toxic, radioactive, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could pose a health risk to humans or wildlife, cause property damage or result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. For example, such risks are present in our water and wastewater operations, which includes the largest private water and sewage treatment operations in Brazil. In addition, some of our operating businesses may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost overruns on projects. In addition to fines, these laws and regulations sometimes require evaluation and registration or the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. Certain of our current industrial manufacturing operations are also subject to increasingly stringent environmental laws and regulations relating to our current and former properties, neighboring properties and our current raw materials, products and operations. Governmental requirements relating to the protection of the environment, including solid waste management, air quality and water quality could have an impact on our group’s operations. All of these risks could require our group to incur costs or become the basis of new or increased liabilities that could be material and could have the potential to significantly impact our value or financial performance.
Our group is exposed to the risk of increasingly onerous environmental legislation and the broader impacts of climate change.
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
Our group is also subject to a wide range of laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our group’s operations are, or were, conducted. These laws and regulations may have a detrimental impact on our group’s financial performance through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating businesses and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.
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

16	Brookfield Business Corporation

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
Some of our group’s current operations are structured as joint ventures, partnerships and consortiums or structured arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our group’s operations and may subject our group to additional obligations.
An integral part of our group’s strategy is to participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield. We generally owe fiduciary duties to our partners in our joint venture and partnership arrangements.
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

Brookfield Business Corporation	17

Our group relies heavily on our group’s financial, accounting, communications and other data processing systems. Our group’s businesses collect, store and use large amounts of sensitive information through our group’s information technology systems, such as our healthcare services, which handles confidential health information of patients. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Such attacks may result in, and in some instances in the past involved, attempts to gain unauthorized access to our group’s proprietary information or to client or third-party data stored on our group’s systems, destroy our group’s data or disable, degrade or sabotage our group’s systems, including through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. Our group cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our group’s business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our group’s contractual or other legal obligations regarding such data or intellectual property or a violation of our group’s privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
If our information systems and other technology are compromised, do not operate or are disabled, such could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. Our group has become increasingly reliant on third party service providers for certain aspects of our group’s business, including for the administration of certain funds our group manages, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our group’s businesses, including a disruption involving electronic communications or other services used by our group, our vendors or third parties with whom we conduct business, may have an adverse impact on our group’s ability to continue to operate our group’s businesses without interruption which could have a material adverse effect on our group. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own group’s data centers. These risks also increase to the extent our group engages with vendors and third parties in jurisdictions with which our group is not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, our group generally has less control over the delivery of such third-party services, and as a result, our group may face disruptions to our group’s ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that our group engages could result in cascading systems failures for our group. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject our group to enforcement risks and reputational damage.
Our group is subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our group’s investors, employees, contractors and other counterparties and third parties. Our group’s compliance obligations include those in laws and regulations in jurisdictions globally, including those relating to foreign data collection and privacy laws, including, for example, the General Data Protection Regulation in the European Union. Other countries where we operate are enacting or amending data protection, AI and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, our group frequently has privacy compliance requirements as a result of our group’s contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our group’s privacy obligations in the ordinary course of conducting our group’s business in the U.S., Canada and internationally.
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

18	Brookfield Business Corporation

Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for our group to comply with such laws and regulations continues to increase and become a significant compliance workstream.
Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.
Brookfield, the partnership and our company and our operating businesses are subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
Brookfield, the partnership, our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), the Canadian Criminal Code and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies' transactions. Similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery, anti-corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. The policies and procedures we have implemented to comply with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by us or our operating businesses.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. Our group invests in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
Our group is also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our group’s business, including servicing existing investors, finding new investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada) and E.U. sanctions, may also impose restrictions or requirements on our group or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with sanctions imposed by other jurisdictions, such as the U.S. Beginning in February 2022, the United States and other countries began imposing sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.

Brookfield Business Corporation	19

In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.
Risks Relating to our Operations
The majority of the revenues from our healthcare services are derived from private health insurance funds.
The profitability of our healthcare services is influenced by its ability to reach ongoing commercial agreements with private health insurance funds. A failure to reach a satisfactory commercial agreement with any key private health insurance fund has the potential to negatively impact the financial and operational performance of our healthcare services. Additionally, a deterioration in the economic climate, changes to economic incentives, annual increases in private health insurance premiums and other factors may affect the participation rate or the level of private health insurance coverage of members in private health insurance funds. This has the potential to reduce demand for our healthcare services, resulting in decreased revenues. If the profitability of private health insurance funds deteriorates, there is a risk of increased pricing pressures on private hospital operators such as our healthcare services.
Our healthcare services are reliant on relationships with accredited medical practitioners.
Accredited medical practitioners prefer to work at hospitals which, amongst other things, provide high quality facilities, equipment and nursing staff, exceptional clinical safety outcomes and which are conveniently located. Accredited medical practitioners could cease to practice or stop referring patients to our facilities if the hospitals become a less attractive place to work. Our healthcare services are subject to rising costs, particularly labor costs associated with attracting and retaining key personnel. Nursing labor is the most significant cost in our hospital operations. Any increase in cost or tightening of supply of accredited medical practitioners or nursing labor is likely to adversely impact the financial and operational performance of our healthcare services.
If we do not have adequate indemnification for our healthcare services, it could adversely affect our healthcare services and financial condition.
Current or former patients may commence or threaten litigation for medical negligence against our healthcare services. Subject to indemnity insurance arrangements, future medical malpractice litigation, or threatened litigation, could have an adverse impact on the financial performance and position and future prospects of our healthcare services. Insurance coverage is maintained by our healthcare services consistent with industry practice, including public liability and medical malpractice. However, no assurance can be given that such insurance will be available in the future on commercially reasonable terms or that any coverage will be adequate and available to cover all or any future claims.
Certain risks are inherent in the private hospital and healthcare provider industry.
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services to generate revenues. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services.

20	Brookfield Business Corporation

There are risks associated with our dealer software and technology services operation.
Our group’s dealer software and technology services operation faces intense competition. If our group does not continue to respond quickly to technological developments or customers’ shifting technological requirements or to compete effectively against other providers of technology solutions to automotive retailers, OEMs and other participants in the automotive retail industry, it could have a material adverse effect on our group’s business, results of operations and financial condition. The industry is highly fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new solutions.
Although the automotive retail industry is fragmented, a relatively small number of OEMs, consolidated retailer groups and retailer associations exert significant influence over the market acceptance of automotive retail products and services due to their concentrated purchasing activity, their endorsement or recommendation of specific products and services and/or their ability to define technical standards and certifications. If our group is unable to establish, maintain or grow relationships with these key industry participants, our group’s dealer software and technology services operation may not perform as well as anticipated, which may adversely affect our group’s results of operations.
Our construction operation is vulnerable to the cyclical nature of the construction market.
The demand for our construction operation is dependent upon the existence of projects with engineering, procurement, construction and management needs. For example, a substantial portion of the revenues from our construction operation derives from residential, commercial and office projects in Australia and the United Kingdom. Capital expenditures by our clients may be influenced by factors such as prevailing economic conditions and expectations about economic trends, technological advances, consumer confidence, domestic and international political, military, regulatory and economic conditions and other similar factors. We have experienced slowdowns in our construction operation, impacted by inflationary pressures and reduced demand for new buildings.
Our revenues and earnings from our construction operation is largely dependent on the award of new contracts which we do not directly control.
A substantial portion of the revenues and earnings of our construction operation is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a client’s decision to not proceed with the development of a project, governmental approvals, financing contingencies and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a client’s perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be inclined to take greater or unusual risks or agree to terms and conditions in a contract that we might not deem acceptable. Because a significant portion of our construction operation revenues are generated from large projects, the results of our construction operation can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenues may not be derived from awarded projects as quickly as anticipated.
Our construction operation may experience reduced profits or losses under contracts if costs increase above estimates.
Generally, our construction operation is performed under contracts that include cost and schedule estimates in relation to our services. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our clients, thereby resulting in reduced profits or in losses.

Brookfield Business Corporation	21

If a contract is significant or there are one or more events that impact a contract or multiple contracts, cost overruns could have a material impact on our reputation or our financial results, negatively impacting the financial condition, results of operations or cash flow of our construction operation. A portion of our ongoing construction projects are in fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Reimbursable contract types, such as those that include negotiated hourly billing rates, may restrict the kinds or amounts of costs that are reimbursable, therefore exposing us to risk that we may incur certain costs in executing these contracts that are above our estimates and not recoverable from our clients. If our construction operation fail to accurately estimate the resources and time necessary for these types of contracts, or fail to complete these contracts within the timeframes and costs we have agreed upon, there could be a material impact on the financial results as well as reputation of our construction operation. Risks under our construction contracts which could result in cost overruns, project delays or other problems can also include:
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
These risks tend to be exacerbated for longer-term contracts because there is an increased risk that the circumstances under which we based our original cost estimates or project schedules will change with a resulting increase in costs. In many of these contracts, we may not be able to obtain compensation for additional work performed or expenses incurred, and if a project is not executed on schedule, we may be required to pay liquidated damages. In addition, these losses may be material and can, in some circumstances, equal or exceed the full value of the contract. In such circumstances, the financial condition, results of operations and cash flow of our construction operation could be negatively impacted.
We enter into performance guarantees which may result in future payments.
In the ordinary course of our construction operation, we enter into various agreements providing performance assurances and guarantees to clients on behalf of certain unconsolidated and consolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The performance guarantees have various expiration dates ranging from mechanical completion of the project being constructed to a period extending beyond contract completion in certain circumstances. Any future payments under a performance guarantee could negatively impact the financial condition, results of operations and cash flow of our construction operation.
Our construction operation operates under various types of contracts.
Our construction operation performs under a variety of contract types, including lump sum, guaranteed maximum price, cost reimbursable, schedule of rates, managing contractor, construction management and design-build. Some forms of construction contracts carry more risk than others. We attempt to maintain a diverse mix of contracts to prevent overexposure to the risk profile of any particular contractual structure; however, conditions influencing both private sector and public authority clients may alter the mix of available projects and contractual structures that our construction operation undertakes.
In most instances, our construction operation guarantees to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operation’s financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.

22	Brookfield Business Corporation

Our construction operation may be highly impacted by macroeconomic factors.
Our construction operation’s profitability is closely tied to the general state of the economy in those geographic areas in which we operate including North America, Europe, Australia and the Middle East, all of which have experienced and continue to experience varying degrees of adverse impacts due to general economic conditions and by rising inflationary pressures. More specifically, the demand for construction and infrastructure development services, which is the principal component of our construction operation, would typically be the largest single driver of our construction operation growth and profitability. In periods of strong economic growth, there is generally an increase in the number of opportunities available in the construction and infrastructure development industry as capital spending increases. In recessionary periods or periods of weak economic growth, the demand for our construction operation services from private sector and public authority clients may be adversely affected.
Climate change and transitioning to a lower carbon economy may impact our construction operation.
Many of our construction operation’s activities are performed outdoors. The probability and unpredictability of extreme weather events and other associated incidents may continue to increase due to climate change and we may continue to see longer-term shifts in climate patterns. Increases in the severity and/or frequency of weather conditions due to climate change such as earthquakes, hurricanes, tornadoes, fires, floods, droughts and similar events, may cause more regular and severe interruptions in our construction operation. Severe weather events may also impact the availability and cost of raw materials and may impact the raw materials supply chain and disrupt key manufacturing facilities.
In addition, the transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Our construction operation’s private and/or public-sector clients may shift their infrastructure priorities due to changes in project funding, regulatory requirements or public perception. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand in some sectors with opportunities in others, forming strategic partnerships and pursuing sustainable innovations. Government action to address climate change may involve economic instruments such as carbon and energy consumption taxes, restrictions on economic sectors, such as cap-and-trade, increasing efficiency standards and more stringent regulation and reporting of greenhouse gas emissions that could also impact our construction operation’s current or potential clients operating in industries that extract, distribute and transport fossil fuels.
There are risks associated with our water and wastewater operation in Brazil.
Our water and wastewater operation subjects our group to the risks incidental to the ownership and operation of such businesses in Brazil, any of which may adversely affect our financial condition, results of operations and cash flows, including the following risks:
•The government may impose restrictions on water usage as a response to regional or seasonal drought, which may result in decreased use of water services, even if our water supplies are sufficient to serve our customers. Moreover, reductions in water consumption, including changed consumer behavior, may persist even after drought restrictions are repealed and the drought has ended.
•Our water and wastewater operation will require significant capital expenditures and may suffer if we fail to secure appropriate funding to make investments, or if we experience delays in completing major capital expenditure projects.
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

Brookfield Business Corporation	23

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
The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect our water and wastewater operation in Brazil.
Political and economic conditions directly affect our water and wastewater operation and can result in a material adverse effect on our water and wastewater operation business, financial condition and results of operations. Macroeconomic policies imposed by the Brazilian government can have a significant impact on Brazilian companies or companies with significant operations in Brazil.
We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact any such changes may have on our water and wastewater operation in Brazil. Our water and wastewater operation’s operating results, financial condition and prospects may all be affected by any change in the macroeconomic conditions in Brazil.
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

24	Brookfield Business Corporation

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
We rely on related parties for a portion of our revenues, particularly in respect of our construction operation.
We may enter into contracts for services or other engagements with related parties, including Brookfield. For example, our construction operation provides construction services to properties owned and operated by Brookfield. We are subject to risks as a result of our reliance on these related parties, including the risk that the business terms of our arrangements with them are not as fair to our company and that our management is subject to potential conflicts of interest that may not be resolved in our favor. In addition, if our transactions with these related parties cease, it could have a material adverse effect on our business, financial condition and results of operations.
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

Brookfield Business Corporation	25

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and Brookfield Business Partners, on the other hand. For example, our board of directors mirrors the board of the general partner of the partnership, except that our board has two additional non-overlapping board members to assist our company with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren serve as the non-overlapping members of our board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board of directors prior to the special distribution. In certain instances, the interests of Brookfield or Brookfield Business Partners may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of dividends by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
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
In addition, the Service Providers, subsidiaries of the Asset Management Company provide management services to our company pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the total capitalization of our group. We pay our proportionate share of such fee. For purposes of calculating the base management fee, the total capitalization of our group is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units), plus the value of securities of the other Service Recipients (which following the completion of the special distribution will include the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities.
BPEG Manager Holdings LP, a subsidiary of Brookfield, also receives incentive distributions from Holdings LP based on the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the incentive distribution threshold, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by the number of units and other economically equivalent securities of the Service Recipients (including our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.
During the fourth quarter of 2023, the volume weighted average price per unit was $15.48, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2023, there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and

26	Brookfield Business Corporation

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

Brookfield Business Corporation	27

Brookfield may increase its ownership of the partnership, Holding LP and/or our company relative to other unitholders and shareholders.
Brookfield currently holds approximately 48.4% of the issued and outstanding interests in Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 65.9% of the issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).
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

28	Brookfield Business Corporation

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
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that our group is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our company and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our company and/or Brookfield Accounts that our group is invested in. The breach or failure of information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our group’s business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B, “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

Brookfield Business Corporation	29

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
Although our company is subject to the periodic reporting requirements of the U.S. Exchange Act, the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the U.S. Exchange Act, and we are permitted to follow certain home country corporate governance practices (being Bermuda and British Columbia for the partnership and the company, respectively) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards (being Bermuda and British Columbia for the partnership and the company, respectively); however, as our company is externally managed by the Service Providers pursuant to the Master Services Agreement and is a foreign private issuer, we will not have a compensation committee. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively), as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
Our company’s operations in the future may be different than our current business.
Our company’s current operations consist of interests in Healthscope, CDK Global, Multiplex and BRK Ambiental, representing a portion of Brookfield Business Partners’ operations. Brookfield Business Partners currently has four operating segments: (i) business services, including residential mortgage insurance services, healthcare services, road fuels operation, construction operation, entertainment operation, non-bank financial services including an Australian residential mortgage lender, real estate services and other businesses; (ii) infrastructure services, which includes lottery services operations, modular building

30	Brookfield Business Corporation

leasing services, offshore oil services, and work access services; (iii) industrials, which includes advanced energy storage operation, engineered components manufacturing and other manufacturing, water and wastewater operation, natural gas production and other energy services, graphite electrode operation and a variety of other industrial operations; and (iv) corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield. Brookfield Business Partners and our company may own interests in other operating subsidiaries in the future. The risks associated with the operations of Brookfield Business Partners, or our future operations, may differ from those associated with our company’s current operations.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our group’s operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our group’s strategy involves seeking acquisition opportunities. For example, a number of our group’s current operations have only recently been acquired. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage our company and integrate acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
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
As a public company in the U.S. and Canada, we are subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act, as well as corresponding laws in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and

Brookfield Business Corporation	31

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

32	Brookfield Business Corporation

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
•with respect to the exchangeable shares, changes in the market price of the units, and vice versa;
•actual or anticipated fluctuations in our company and partnership’s operating results or future prospects;

Brookfield Business Corporation	33

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
Subject to the terms of any of our securities then outstanding, our group may issue additional securities, including exchangeable shares, class B shares, class C shares, preferred shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Subject to the terms of any of our securities then outstanding, our board of directors is able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board of directors may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.
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

34	Brookfield Business Corporation

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
Our articles provide, and the partnership’s limited partnership agreement provide, that, unless our company or the partnership consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of these provisions, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision does not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive the company and the partnership’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
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

Brookfield Business Corporation	35

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
The Rights Agreement will terminate on the fifth anniversary of the special distribution date.
The Rights Agreement will terminate on the fifth anniversary of the special distribution date, unless otherwise terminated earlier pursuant to its terms. After such date, holders of exchangeable shares will no longer have the benefit of the protections provided for by the Rights Agreement and will be reliant solely on the rights provided for in our company’s articles. In the event that our company or the partnership fails to satisfy a request for exchange after the expiry of the Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder” and Item 7.B, “Related Party Transactions - Relationship with Brookfield - Rights Agreement”.
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
To the extent that the partnership, our company, the Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included in or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.
We believe that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s-length arrangement. However, no assurance can be given in this regard.

36	Brookfield Business Corporation

United States
The exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, a U.S. Holder’s exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by the U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of units by Brookfield pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend,” applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by the U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a distribution equal to the amount of cash and the fair market value of property received (such as units), taxable under the rules generally applicable to distributions on stock of a corporation.
In general, if the partnership satisfies an exchange request by delivering units to a U.S. Holder pursuant to the partnership’s exercise of the partnership call right, then the U.S. Holder’s exchange of exchangeable shares for units will qualify as tax-free under Section 721(a) of the Code, unless, at the time of such exchange, the partnership (i) is a publicly traded partnership treated as a corporation for U.S. federal income tax purposes or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the Code. In the case described in (i) or (ii) of the preceding sentence, a U.S. Holder may recognize gain upon the exchange. We understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently expects that a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the Code. Accordingly, we understand that the general partner of the partnership currently expects a U.S. Holder’s exchange of exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If Section 721(a) of the Code does not apply, then a U.S. Holder who exchanges exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right will be treated as if the holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.
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

Brookfield Business Corporation	37

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
If BBUC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects. In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.
ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
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
On March 15, 2022, the partnership completed the special distribution of exchangeable shares to holders of units of record on March 7, 2022. Please refer to the prospectus document filed on SEDAR+ and with the SEC on March 1, 2022 for more details on the special distribution. On November 29, 2021, our company acquired our initial operations from certain of the partnership’s subsidiaries. The partnership directly and indirectly controlled the Business prior to November 29, 2021 and continues to control the Business through its interests in our company. See Item 5.A, “Operating Results - Continuity of Interest”.
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

38	Brookfield Business Corporation

have no voting rights. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield. Our initial operations consisted of certain services and industrial operations acquired from Brookfield Business Partners, which included a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Subsequent to the special distribution, our company acquired CDK Global, a leading provider of technology services and software solutions. On October 11, 2022, our company entered into an agreement to sell our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. On November 7, 2023, our company completed the sale of our nuclear technology services operation. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. See Item 4.B, “Business Overview” for further details.
The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
We are subject to the informational requirements of the U.S. Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bbu.brookfield.com/bbuc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings will be available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, our or the partnership’s website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.
Senior Management and Board Changes
In February 2024, we announced the appointment of Anuj Ranjan as Chief Executive Officer. Mr. Ranjan was previously the Global Head of Business Development for Brookfield Asset Management and President of Brookfield Asset Management’s Private Equity business, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Ranjan succeeds Cyrus Madon, who was named Executive Chairman of our board of directors. As Executive Chairman, Mr. Madon will offer guidance and strategic direction to Mr. Ranjan as he leads the growth of our company. Jeffrey Blidner, who previously served as Chair of the board of directors, stepped down from that role and continues as a member of the board of directors.
4.B BUSINESS OVERVIEW
Overview
Our company is a Canadian corporation established on June 21, 2021 under the laws of British Columbia by Brookfield Business Partners. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning the partnership’s operations in a corporate entity.
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield and to continue serving as an effective alternative investment vehicle of the partnership. Our operations consist of certain services and industrial operations, which include dealer software and technology services operation; a healthcare services business with operations in Australia; a water and wastewater service provider in Brazil; and a construction services business with operations primarily in the United Kingdom and Australia.
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

Brookfield Business Corporation	39

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2023	December 31, 2023
United Kingdom	$449	$864
United States	9,455	1,734
Australia	4,878	3,848
Brazil	4,337	934
Other	2,063	303
Total	$21,182	$7,683
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
We generate revenue from the following services:
•Cloud-based, software as a service (“SaaS”) solutions to dealerships and OEMs across automotive and related industries in the United States;
•The operation of 38 private hospitals in Australia;
•Private sanitation providers, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers in Brazil; and,
•Global construction services with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure.
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
We offer a long-term ownership structure to companies whose management teams are seeking additional sources of capital but prefer not to be public as a standalone business. From time to time, we will recycle capital opportunistically, but we will have the ability to own and operate businesses for the long term.
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

40	Brookfield Business Corporation

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
Environmental, Social and Governance Management
The company believes that environmental, social and governance (“ESG”) integration is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long term perspective and in an ethical manner. Accordingly, our group has a long history of incorporating ESG principles and practices into both our investment decisions and underlying business operations.
As described under Item 7.B, “Related Party Transactions - Management Services”, Brookfield will provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of ESG principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our company’s ESG principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
◦Support the goal of net-zero GHG emissions by 2050 or sooner.
•Ensure the well-being and safety of employees
◦Foster a positive work environment based on respecting human rights, valuing diversity and exhibiting no tolerance for workplace discrimination, violence or harassment.
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents.
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
◦Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
◦Maintain strong stakeholder relationships through transparency and active engagement.
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
Post-acquisition, we create a tailored integration plan that, among other things, ensures any material ESG-related matters identified in the due diligence process as requiring action and monitoring throughout our ownership. We hold onboarding sessions with the management teams of newly acquired operations to detail the ESG implementation framework. It is the responsibility of

Brookfield Business Corporation	41

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
To formally demonstrate our ongoing commitment to responsible investment and ESG integration, Brookfield became a signatory to the United Nations-supported PRI in early 2020. In 2023, Brookfield submitted its inaugural assessment in line with PRI’s reporting process.
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
We strive to have a diverse workforce that encourages new perspectives and ongoing development, ultimately fostering an environment that enables all employees to succeed. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively seek talent that aligns with our culture and can grow and develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by considering a diverse slate of candidates. With our focus on diversity, we are developing objective criteria for each role to evaluate all candidates and ensure there is diverse representation within our recruitment teams.
Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committees
(ii)Ethics Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Conduct
In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We have also adopted Brookfield’s personal trading policy that we believe exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.
In recent years, data privacy and cybersecurity have become key governance priorities for global companies. Our company continues to focus on strengthening our risk mitigation in this area through several measures. For example, we have established an information security program to protect the confidentiality, integrity and availability of information assets. This program is based on an internationally recognized framework and encompasses a wide range of elements from vulnerability scanning of our data systems to improving employees’ cybersecurity awareness through training. The effectiveness of the program is measured through both internal and third-party audits as part of our ongoing commitment to adopting sound governance practices. See Item 16.K, “Cybersecurity”.

42	Brookfield Business Corporation

Facilities
Our company’s head office is at 250 Vesey Street, 15th Floor, New York, NY 10281 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The partnership’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +1 441 294 3304.
Our company’s operations are primarily located in the United States, the United Kingdom, Australia, and Brazil. In total, we lease and own approximately 5.7 million square feet and 0.5 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services;
•Approximately 0.7 million square feet of offices primarily in the United States related to our dealer software and technology services operation;
•Approximately 0.2 million square feet of offices primarily in Australia and United Kingdom related to our construction operation; and
•Approximately 0.2 million square feet of offices in Brazil related to our water and wastewater operation.
Our leases expire at various times during the coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate continuing and expanding of our operations.
Emerging Markets Operations
Brookfield and its predecessor corporations have invested in Brazil for over 100 years and Brookfield Business Partners has been invested in Brazil since 2017, with our water and wastewater operation. Brookfield Business Partners employs a number of key practices in managing the various risks associated with the emerging markets in which they operate, including Brazil. These practices include the following:
Oversight of Subsidiaries. Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, our water and wastewater operation. A majority of the equity interests in the operation are held in an entity externally managed by Brookfield Brazil, a subsidiary of Brookfield. Our group has the right to remove Brookfield Brazil as the manager at any time.
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
Strategic Direction. Our board of directors and the board of directors of the general partner of the partnership are responsible for reviewing the strategic business plans, corporate objectives, acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively, including those that occur relating to our water and wastewater operation.
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

Brookfield Business Corporation	43

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

64.8% BBUC exchangeable shares
Brookfield Corporation ("Brookfield Corporation") (Ontario)
Brookfield Business Partners Limited ("BBU General Partner") (Bermuda)
LP Interest (2) 33.9%
GP Interest(1)
Public
Special LP Units (2)
LP Interest (2) 66.1%
Redemption-Exchange Units (2) 48.4%
35.2% BBUC exchangeable shares (approximate)
Brookfield Business Partners L.P. (the "partnership") (Bermuda)
Brookfield Business L.P. (3) ("Holding LP") (Bermuda)
Managing General Partner Units 51.6%
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
28% (approximate) (4)
26% (approximate) (5)
BRK Ambiental Participacoes S.A. ("BRK Ambiental) (Brazil)
BBUC Bermuda Holdco Limited ("BBUC Bermuda HoldCo") (Bermuda)
Multiplex Global Limited ("Multiplex") (United Kingdom)
CDK Global Inc. ("CDK Global") (Delaware)
26% (approximate) (6)

44	Brookfield Business Corporation

____________________________________
(1)Brookfield’s general partner interest is held through BBU General Partner, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)Public holders of the units currently own approximately 66.1% of the units of the partnership and Brookfield currently owns approximately 33.9% of the units. The partnership’s sole direct investment consists of Managing General Partner Units of Holding LP, through which the partnership holds all its interests in its operating businesses. Any time one unit is issued by the partnership, including any time one exchangeable share is exchanged by the holder thereof for a unit, Holding LP issues a corresponding Managing General Partner Unit to the partnership so that the aggregate number of LP Units and general partner units of the partnership outstanding remains equal to the number of Managing General Partner Units outstanding. Brookfield also owns a limited partnership interest in Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent 48.4% of the units assuming exchange of the Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. The Special LP units entitle the holder to receive incentive distributions.
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
(6)Our company indirectly holds a 26% economic interest in CDK Global. In addition, a subsidiary of our company is party to voting agreements with affiliates of Brookfield that provide our company with 100% voting control.
The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
CDK Global II LLC	United States	100%	26%
Healthscope Pty Ltd	Australia	100%	28%
BRK Ambiental Participações S.A.	Brazil	70%	26%
Multiplex Global Limited	United Kingdom	100%	100%
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

Brookfield Business Corporation	45

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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F of our company covers the financial position of our company as at December 31, 2023 and 2022, and results of operations for the years ended December 31, 2023, 2022, and 2021. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022, and 2021 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS.
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
On November 7, 2023, we completed the sale of our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the company, for total consideration of approximately $3.8 billion, net of transaction closing costs.
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

46	Brookfield Business Corporation

its cash equivalent (the form of payment to be determined at the election of our company), as more fully described in this Form 20-F. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our group as a whole. In addition to carefully considering the disclosures made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://www.bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.
Continuity of Interests
The partnership directly and indirectly controlled our initial operations prior to the BBUC Reorganization and continues to control our initial operations through its interests in our company. To reflect this continuity of interests, this MD&A provides comparative information of our company for the periods prior to the BBUC Reorganization. Accordingly, the financial information for the periods prior to November 29, 2021 are presented based on the historical financial information for our company as previously reported by the partnership. For the period after the BBUC Reorganization, the results are based on the actual results of our company. As the partnership holds all of the class C shares of our company, net income and equity attributable to common equity have been allocated to Brookfield Business Partners prior to and after the BBUC Reorganization.
Basis of Presentation
The audited annual consolidated financial statements of the company have been prepared in accordance with IFRS. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The audited annual consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
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
Subsequent to the BBUC Reorganization, our company is no longer allocated general corporate expenses of the partnership. Pursuant to the Master Services Agreement, our company receives management services comparable to the services currently provided to Brookfield Business Partners by the Service Providers. Our company is responsible for its proportionate share of the base management fee paid for by the partnership pursuant to the Master Services Agreement.

Brookfield Business Corporation	47

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
Our company had total assets of $21.2 billion as at December 31, 2023 and total revenues of $7.7 billion for the year ended December 31, 2023.
OPERATING RESULTS
Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Continuing operations
Revenues	$7,683	$6,803	$6,375
Direct operating costs	(6,794)	(6,163)	(5,983)
General and administrative expenses	(268)	(203)	(167)
Interest income (expense), net	(878)	(523)	(210)
Equity accounted income (loss), net	3	8	3
Impairment reversal (expense), net	(606)	(21)	—
Gain (loss) on acquisitions/dispositions, net	87	—	—
Remeasurement of exchangeable and class B shares	(264)	836	—
Other income (expense), net	126	(75)	(1)
Income (loss) before income tax	(911)	662	17
Income tax (expense) recovery
Current	(167)	(59)	(29)
Deferred	95	93	24
Net income (loss) from continuing operations	$(983)	$696	$12
Discontinued operations
Net income (loss) from discontinued operations	3,812	380	81
Net income (loss)	$2,829	$1,076	$93
Attributable to:
Brookfield Business Partners	$519	$911	$36
Non-controlling interests	2,310	165	57
	$2,829	$1,076	$93
Comparison of the years ended December 31, 2023 and December 31, 2022
For the year ended December 31, 2023, net loss from continuing operations was $983 million, compared to a net income of $696 million for the year ended December 31, 2022. The decrease in net income from continuing operations was primarily due to remeasurement losses on the exchangeable shares and impairment expenses recognized within our healthcare services.

48	Brookfield Business Corporation

For the year ended December 31, 2023, net income from discontinued operations was $3,812 million, compared to a net income of $380 million for the year ended December 31, 2022. The increase in net income from discontinued operations was primarily due to the gain on the disposition of our nuclear technology services operation.
For the year ended December 31, 2023, net income was $2,829 million, with $519 million of net income attributable to Brookfield Business Partners. For the year ended December 31, 2022, net income was $1,076 million, with $911 million of net income attributable to Brookfield Business Partners. The increase was primarily due to the factors described above.
Revenues
For the year ended December 31, 2023, revenues increased by $880 million to $7,683 million, compared to $6,803 million for the year ended December 31, 2022. The increase was primarily due to a full period of contributions from our dealer software and technology services operation which was acquired in the third quarter of 2022 and growth of subscription revenues, combined with increased revenues at our water and wastewater operation due to contributions from recently constructed concession assets and higher pricing due to the inflation indexation of our contracts.
Direct operating costs
For the year ended December 31, 2023, direct operating costs increased by $631 million to $6,794 million, compared to $6,163 million for the year ended December 31, 2022. The increase was primarily due to a full period of contributions from our dealer software and technology services operation which was acquired during the third quarter of 2022, combined with higher costs at our water and wastewater operation.
General and administrative expenses
For the year ended December 31, 2023, general and administrative expenses increased by $65 million to $268 million, compared to $203 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to a full period of contributions from our dealer software and technology services operation which was acquired during the third quarter of 2022.
Interest income (expense), net
For the year ended December 31, 2023, interest expense, net increased by $355 million to $878 million, compared to $523 million for the year ended December 31, 2022. The increase was primarily due to higher interest rates, combined with a full period of contributions from our dealer software and technology services operation acquired in the prior year of approximately $245 million. Interest expense includes $18 million of dividends accrued on exchangeable shares.
Impairment reversal (expense), net
For the year ended December 31, 2023, net impairment expense was $606 million. This primarily relates to an impairment of goodwill recognized within our healthcare services due to revised expectations of hospital admissions and operating costs.
Other income (expense), net
For the year ended December 31, 2023, other income, net increased by $201 million to $126 million, compared to $75 million of other expense, net for the year ended December 31, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2023, the components of other income (expense), net include $270 million of net gains on debt extinguishment and modifications, $71 million of business separation expenses, stand-up costs and restructuring charges, $9 million in transaction costs, and $64 million of other expense. For the year ended December 31, 2022, the components of other income (expense), net include $94 million of business separation expenses, stand-up costs and restructuring charges, $27 million in transaction costs, partially offset by $5 million of net gains on the sale of property, plant and equipment, and $41 million of other income.

Brookfield Business Corporation	49

Income tax (expense) recovery
For the year ended December 31, 2023, current income tax expense increased by $108 million to $167 million, compared to $59 million for the year ended December 31, 2022. Deferred tax recovery increased by $2 million to $95 million for the year ended December 31, 2023, compared to $93 million for the year ended December 31, 2022. The increase in current income tax expense was primarily due to an increase in profitability and realized gains within our dealer software and technology services operation. The increase in deferred tax recovery was primarily due to the reduction of the deferred tax liability recognized on acquisition of our dealer software and technology services operation, partially offset by the remeasurement of liabilities related to certain leased hospitals within our healthcare services.
Comparison of the years ended December 31, 2022 and December 31, 2021
For the year ended December 31, 2022, net income from continuing operations increased by $684 million to $696 million, compared to $12 million for the year ended December 31, 2021. The increase in net income from continuing operations was primarily due to remeasurement gains on the exchangeable shares and class B shares which are classified as liabilities in accordance with IFRS.
For the year ended December 31, 2022, net income from discontinued operations increased by $299 million to $380 million, compared to $81 million for the year ended December 31, 2021. The increase in net income from discontinued operations was primarily due to a deferred income tax recovery in our nuclear technology services operation.
For the year ended December 31, 2022, net income was $1,076 million, with $911 million of net income attributable to Brookfield Business Partners. For the year ended December 31, 2021, net income was $93 million, with $36 million of net income attributable to Brookfield Business Partners.
Revenues
For the year ended December 31, 2022, revenues increased by $428 million to $6,803 million, compared to $6,375 million for the year ended December 31, 2021. Our dealer software and technology services operation acquired in the third quarter of 2022 contributed revenues of $889 million. Revenues from our water and wastewater operation increased by $232 million, supported by organic growth from recently constructed concession assets and higher pricing due to the inflation indexation of our contracts. These factors were partially offset by a decrease in revenues from our construction operation primarily driven by lower contributions in the first half of the year due to the impact of severe wet weather at our construction sites in Australia combined with reduced contributions from our healthcare services as a result of government mandated restrictions in the first quarter of 2022 on elective surgeries in Victoria and New South Wales.
Direct operating costs
For the year ended December 31, 2022, direct operating costs increased by $180 million to $6,163 million, compared to $5,983 million for the year ended December 31, 2021. The increase was primarily due to contributions from our dealer software and technology services operation acquired during the third quarter of 2022, partially offset by decreased costs at our construction operation due to lower activity.
General and administrative expenses
For the year ended December 31, 2022, general and administrative expenses increased by $36 million to $203 million, compared to $167 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to contributions from our dealer software and technology services operation acquired during the third quarter of 2022.
Interest income (expense), net
For the year ended December 31, 2022, interest expense, net increased by $313 million to $523 million, compared to $210 million for the year ended December 31, 2021. The increase was primarily due to acquisitions completed during the year, combined with higher interest expense at our water and wastewater operation.

50	Brookfield Business Corporation

Other income (expense), net
For the year ended December 31, 2022, other expense, net increased by $74 million to $75 million, compared to $1 million for the year ended December 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2022, the components of other income (expense), net include $94 million of business separation expenses, stand-up costs and restructuring charges, $27 million in transaction costs, partially offset by $5 million of net gains on the sale of property, plant and equipment, and $41 million of other income. For the year ended December 31, 2021, the components of other income (expense), net include $11 million of business separation expenses, stand-up costs and restructuring charges, and $10 million of other income.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2023				2022
(US$ MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$1,946	$1,964	$1,908	$1,865	$1,906	$1,929	$1,516	$1,452
Direct operating costs	(1,749)	(1,760)	(1,669)	(1,616)	(1,704)	(1,712)	(1,385)	(1,362)
General and administrative expenses	(78)	(66)	(63)	(61)	(67)	(60)	(41)	(35)
Interest income (expense), net	(206)	(227)	(233)	(212)	(194)	(187)	(82)	(60)
Equity accounted income (loss), net	2	1	2	(2)	5	2	1	—
Impairment reversal (expense), net	(602)	1	(6)	1	(21)	—	—	—
Gain (loss) on acquisitions/dispositions, net	—	—	87	—	—	—	—	—
Remeasurement of exchangeable and Class B shares	(392)	148	101	(121)	182	126	696	(168)
Other income (expense), net	47	(52)	170	(39)	(43)	(24)	(7)	(1)
Income (loss) before income tax	(1,032)	9	297	(185)	64	74	698	(174)
Income tax (expense) recovery
Current	(5)	(40)	(112)	(10)	(13)	(26)	(10)	(10)
Deferred	1	71	10	13	46	38	—	9
Net income (loss) from continuing operations	$(1,036)	$40	$195	$(182)	$97	$86	$688	$(175)
Discontinued operations:
Net income (loss) from discontinued operations	3,885	(33)	(37)	(3)	61	(55)	362	12
Net income (loss)	$2,849	$7	$158	$(185)	$158	$31	$1,050	$(163)
Attributable to:
Brookfield Business Partners	$454	$97	$108	$(140)	$194	$92	$789	$(164)
Non-controlling interests	2,395	(90)	50	(45)	(36)	(61)	261	1
	$2,849	$7	$158	$(185)	$158	$31	$1,050	$(163)
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Brookfield Business Corporation	51

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2023 and 2022:

			Change
(US$ MILLIONS)	December 31, 2023	December 31, 2022	December 2023 vs December 2022
Assets
Cash and cash equivalents	$772	$736	$36
Financial assets	224	497	(273)
Accounts and other receivable, net	3,569	3,191	378
Inventory, net	61	635	(574)
Other assets	737	1,466	(729)
Property, plant and equipment	2,743	3,765	(1,022)
Deferred income tax assets	221	626	(405)
Intangible assets	6,931	9,295	(2,364)
Equity accounted investments	222	251	(29)
Goodwill	5,702	6,914	(1,212)
Total assets	$21,182	$27,376	$(6,194)
Liabilities and equity
Liabilities
Accounts payable and other	$4,818	$7,639	$(2,821)
Non-recourse borrowings in subsidiaries of the company	8,823	12,913	(4,090)
Exchangeable and class B shares	1,501	1,237	264
Deferred income tax liabilities	1,280	1,516	(236)
	$16,422	$23,305	$(6,883)
Equity
Brookfield Business Partners	$880	$359	$521
Non-controlling interests	3,880	3,712	168
	4,760	4,071	689
Total liabilities and equity	$21,182	$27,376	$(6,194)
Financial assets
Financial assets decreased by $273 million to $224 million as at December 31, 2023, compared to $497 million as at December 31, 2022. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The decrease was primarily due to the disposition of our nuclear technology services operation in the fourth quarter of 2023, partially offset by a receivable recognized at our dealer software and technology services operation related to the sale of its non-core division servicing the heavy equipment sector.
Accounts and other receivable, net
Accounts receivable and other, net increased by $378 million to $3,569 million as at December 31, 2023, compared to $3,191 million as at December 31, 2022. The increase was primarily due to a loan receivable from the partnership related to the distribution of proceeds on the sale of our nuclear technology services operation, partially offset by $508 million of accounts and other receivable, net derecognized upon disposition of our nuclear technology services operation in November 2023.
Inventory, net
Inventory, net decreased by $574 million to $61 million as at December 31, 2023, compared to $635 million as at December 31, 2022. The decrease was primarily due to the disposition of our nuclear technology services operation in the fourth quarter of 2023.

52	Brookfield Business Corporation

Property, plant & equipment (PP&E) and intangible assets
PP&E decreased by $1,022 million to $2,743 million as at December 31, 2023, compared to $3,765 million as at December 31, 2022. The decrease was primarily due to dispositions of $1,080 million related to the sale of our nuclear technology services operation in the fourth quarter of 2023, combined with regular depreciation expense of $317 million and unfavorable impacts of foreign exchange of $47 million partially offset by net additions to PP&E of $422 million. As at December 31, 2023, PP&E included $245 million of right-of-use assets.
Intangible assets decreased by $2,364 million to $6,931 million as at December 31, 2023, compared to $9,295 million as at December 31, 2022. The decrease was primarily due to dispositions of $2,253 million related to the sale of our nuclear technology services operation in the fourth quarter of 2023 and the sale of a non-core division in our dealer software and technology services operation during the second quarter of 2023, combined with regular amortization expense of $711 million, partially offset by additions to intangible assets of $409 million and the impact of foreign exchange of $191 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services. In addition, we included additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2023 were $176 million and $433 million, respectively (2022: $192 million and $387 million, 2021: $146 million and $509 million).
Deferred income tax assets
Deferred income tax assets decreased by $405 million to $221 million as at December 31, 2023, compared to $626 million as at December 31, 2022. The decrease was primarily due to the derecognition of deferred tax assets on the disposition of our nuclear technology services operation in the fourth quarter of 2023, combined with the remeasurement of liabilities associated with certain leased hospitals within our healthcare services.
Goodwill
Goodwill decreased by $1,212 million to $5,702 million as at December 31, 2023, compared to $6,914 million as at December 31, 2022. The decrease was primarily due to dispositions of $577 million primarily the sale of our nuclear technology services operation in the fourth quarter of 2023 and the sale of a non-core division in our dealer software and technology services operation during the second quarter of 2023, combined with an impairment expense of $599 million related to our healthcare services due to revised expectations of hospital admissions and operating costs.
Accounts payable and other
Accounts payable and other decreased by $2,821 million to $4,818 million as at December 31, 2023, compared to $7,639 million as at December 31, 2022. The balance in the prior year included loans payable to Brookfield Business Partners in connection with the BBUC Reorganization which were settled as part of the special distribution on March 15, 2022. The remaining decrease in accounts payable and other was primarily due to the disposition of our nuclear technology services operation, combined with the remeasurement of liabilities related to certain leased hospitals within our healthcare services following the extinguishment of historical failed sale leaseback arrangements and the concurrent recognition of new failed sale leaseback arrangements with different counterparties for the same hospitals.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $236 million to $1,280 million as at December 31, 2023, compared to $1,516 million as at December 31, 2022. The decrease was primarily due to the reduction of deferred tax liabilities recognized on the acquisition of our dealer software and technology services operation.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources”.

Brookfield Business Corporation	53

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

(US$ MILLIONS)	Year Ended December 31,
IFRS Measures	2023	2022	2021
Revenues	$55,068	$57,385	$46,587
Net income (loss)	3,777	240	2,153

(US$ MILLIONS)	As of
IFRS Measures	December 31, 2023	December 31, 2022
Total assets	$82,385	$89,250
Total liabilities	63,853	70,821
Total partnership capital	18,532	18,429

(US$ MILLIONS)	Year Ended December 31,
Non-IFRS Measure	2023	2022	2021
Adjusted EBITDA(1)	$2,491	$2,254	$1,761
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
As at December 31, 2023, the outstanding non-recourse borrowings in subsidiaries of the company were $8,823 million compared to $12,913 million as at December 31, 2022. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	December 31, 2023	December 31, 2022
Term loans	$4,729	$8,595
Notes and debentures	2,817	1,705
Project financing	924	587
Credit facilities (1)	353	2,026
Total non-recourse borrowings in subsidiaries	$8,823	$12,913
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

54	Brookfield Business Corporation

The following table presents non-recourse borrowings in subsidiaries of the company as at December 31, 2023 due over the next five years:

(US$ MILLIONS)	Total borrowings
2024	$796
2025	135
2026	114
2027	1,363
2028	279
Thereafter	6,374
Total - principal repayments	$9,061
Deferred financing costs and other accounting adjustments	(238)
Total - December 31, 2023	$8,823
Total - December 31, 2022	$12,913
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities, ranging from less than one year to 23 years. Borrowings decreased by $4,090 million between December 31, 2022 and December 31, 2023, primarily due to scheduled debt repayments combined with the disposition of our nuclear technology services operation.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of our operations are currently in compliance with or have obtained waivers related to all material covenant requirements and the company continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at December 31, 2023, the amount subscribed from our company was $nil and the amount subscribed from other subsidiaries of Brookfield Business Partners was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed with proceeds from the sale of our nuclear technology services operation. The remaining capacity available on the commitment agreement with Brookfield is $25 million. Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
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

Brookfield Business Corporation	55

Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, asset monetizations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
Comparison of the years ended December 31, 2023, 2022 and 2021
As at December 31, 2023, we had cash and cash equivalents of $772 million, compared to $736 million as at December 31, 2022 and $894 million as at December 31, 2021. The net cash flows for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Cash flow provided by (used in) operating activities	$138	$181	$618
Cash flow provided by (used in) financing activities	(3,926)	8,913	14
Cash flow provided by (used in) investing activities	3,787	(9,230)	(478)
Effect of foreign exchange rates on cash	37	(22)	(37)
Change in cash and cash equivalents	$36	$(158)	$117
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2023 was $138 million compared to $181 million provided for the year ended December 31, 2022. The cash provided by operating activities during the year ended December 31, 2023 was primarily attributable to the cash generated by our dealer software and technology services operation and nuclear technology services operation. This was partially offset by changes in non-cash working capital due to timing of receivables and payables at our nuclear technology services operation.
Total cash flow provided by operating activities for the year ended December 31, 2022 was $181 million, compared to $618 million provided for the year ended December 31, 2021. The cash provided by operating activities during the year ended December 31, 2022 was primarily attributable to cash generated by our nuclear technology services operation, our construction operation and our healthcare services. This was partially offset by changes in non-cash working capital, transaction costs, and other non-recurring payments as a result of the acquisition of our dealer software and technology services operation.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $3,926 million for the year ended December 31, 2023, compared to $8,913 million cash flow provided by financing activities for the year ended December 31, 2022. During the year ended December 31, 2023, our financing activities included distributions to others who have interests in operating subsidiaries of $3,039 million, which were primarily related to distributions of proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation, combined with distributions of proceeds from the syndication of investments to institutional investors. Financing activities also included net repayments on borrowings of $474 million, which comprised primarily repayments at our dealer software and technology services operation, and lease liability repayments of $107 million. This was partially offset by capital provided by others who have interests in operating subsidiaries of $1,185 million for the year ended December 31, 2023, which was primarily related to contributions from investors at our dealer software and technology services operation and our healthcare services.
Total cash flow provided by financing activities was $8,913 million for the year ended December 31, 2022, compared to $14 million cash flow provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, cash flow provided by financing activities primarily related to cash proceeds raised to fund the acquisition of our dealer software and technology services operation through non-recourse borrowings and capital contributions from non-controlling interests. Other contributing factors include the net increased borrowings at our nuclear technology services operation and our water and wastewater operation. Distributions to non-controlling interests and Brookfield Business Partners were $1,178 million and $82 million, respectively, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operation.

56	Brookfield Business Corporation

Cash flow provided by (used in) investing activities
Total cash flow provided by investing activities was $3,787 million for the year ended December 31, 2023, compared to cash flow used in investing activities of $9,230 million for the year ended December 31, 2022. Our cash flows provided by investing activities were primarily related to dispositions completed during the period including net proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation. This was partially offset by the acquisition of property, plant and equipment and intangible assets of $634 million within our water and wastewater operation and our healthcare services.
Total cash flow used in investing activities was $9,230 million for the year ended December 31, 2022, compared to $478 million for the year ended December 31, 2021. Our investing activities were primarily related to cash used for the acquisition of our dealer software and technology services operation. Other contributing factors included cash used for the add-on acquisitions at our nuclear technology services operation and capital expenditures within our water and wastewater operation, our nuclear technology services operation, our dealer software and technology services operation and our healthcare services.
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
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in interest rates. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease net income by $12 million, and a 50 basis point decrease in interest rates is expected to increase net income by $12 million. A 50 basis point change in interest rates is expected to impact other comprehensive income by an increase of $36 million if interest rates increase, and a decrease of $36 million if interest rates decrease.
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
The table below outlines the impact on pre-tax net income and other comprehensive income attributable to Brookfield Business Partners of a 10% increase to the exchange rate relative to the U.S. dollar:

	2023		2022		2021
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$50	$—	$69	$(15)	$60	$(9)
USD/CAD	6	—	(2)	3	2	3
USD/BRL	2	—	29	—	28	—
USD/EUR	—	—	15	(12)	12	(11)
USD/Other	(8)	—	2	(5)	(12)	(4)

Brookfield Business Corporation	57

Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B “Related Party Transactions” of this Form 20-F as well as in Note 1 and Note 27 in our consolidated financial statements included in this Form 20-F.
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
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included in this Form 20-F.
Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, customer attrition rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the company will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
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

58	Brookfield Business Corporation

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
Revenue recognition
Judgment is applied when certain of the company’s subsidiaries measure the progress towards complete satisfaction of the performance obligations applicable to a contract when accounting for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
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
Uncertainty of income tax treatments
The company applies IFRIC 23. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
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
New Accounting Policies Adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023
(i)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The company adopted this amendment on January 1, 2023 and the adoption did not have a material impact on the company’s consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which

Brookfield Business Corporation	59

become effective for annual reporting periods beginning on or after January 1, 2023 The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the company’s consolidated financial statements.
Future Changes in Accounting Policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impact on the company.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2023, the total outstanding amount was approximately $1.2 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
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
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.

60	Brookfield Business Corporation

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
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2023:

	Payments as at December 31, 2023
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$9,061	$796	$135	$1,756	$6,374
Lease liabilities	539	55	42	94	348
Interest expense	6,735	746	728	2,243	3,018
Obligations under agreements	67	45	9	13	—
Exchangeable and class B shares	1,501	1,501	—	—	—
Total	$17,903	$3,143	$914	$4,106	$9,740

Brookfield Business Corporation	61

Price Range and Trading Volume of Listed Units
The units are listed and posted for trading on the TSX under the symbol “BBU.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2023
January 1, 2023 - March 31, 2023	$29.81	$22.13	4,164,835
April 1, 2023 - June 30, 2023	27.05	21.92	3,628,475
July 1, 2023 - September 30, 2023	25.40	20.00	2,119,911
October 1, 2023 - December 31, 2023	28.15	16.86	2,565,354

2022
January 1, 2022 - March 31, 2022	$39.67	$31.47	4,565,331
April 1, 2022 - June 30, 2022	39.00	26.07	4,800,668
July 1, 2022 - September 30, 2022	34.05	24.20	3,082,234
October 1, 2022 - December 31, 2022	31.26	20.94	5,077,730

2021
January 1, 2021 - March 31, 2021	$35.18	$28.81	5,863,767
April 1, 2021 - June 30, 2021	37.96	30.90	3,801,507
July 1, 2021 - September 30, 2021	38.79	31.46	3,570,330
October 1, 2021 - December 31, 2021	41.46	35.82	3,874,955

2020
January 1, 2020 - March 31, 2020	$39.40	$17.13	5,479,604
April 1, 2020 - June 30, 2020	31.24	19.97	4,487,693
July 1, 2020 - September 30, 2020	29.06	21.75	5,052,338
October 1, 2020 - December 31, 2020	32.66	24.54	4,939,696

2019
January 1, 2019 - March 31, 2019	$33.85	$25.73	5,500,145
April 1, 2019 - June 30, 2019	34.66	31.17	4,013,452
July 1, 2019 - September 30, 2019	33.02	26.39	4,958,973
October 1, 2019 - December 31, 2019	35.50	31.84	3,101,678

62	Brookfield Business Corporation

The units are listed and posted for trading on the NYSE under the symbol “BBU”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume

2023
January 1, 2023 - March 31, 2023	$22.34	$16.16	1,110,487
April 1, 2023 - June 30, 2023	20.47	16.23	636,706
July 1, 2023 - September 30, 2023	19.21	14.89	531,527
October 1, 2023 - December 31, 2023	22.72	12.22	777,226

2022
January 1, 2022 - March 31, 2022	$31.50	$24.71	1,426,798
April 1, 2022 - June 30, 2022	31.27	20.26	2,413,217
July 1, 2022 - September 30, 2022	26.50	18.48	999,887
October 1, 2022 - December 31, 2022	23.11	15.29	1,830,249

2021
January 1, 2021 - March 31, 2021	$28.46	$22.72	1,478,937
April 1, 2021 - June 30, 2021	31.52	24.94	1,480,117
July 1, 2021 - September 30, 2021	31.50	24.84	1,472,892
October 1, 2021 - December 31, 2021	33.36	28.11	805,924

2020
January 1, 2020 - March 31, 2020	$30.09	$11.94	3,015,426
April 1, 2020 - June 30, 2020	23.56	14.26	2,461,201
July 1, 2020 - September 30, 2020	22.20	16.48	2,007,564
October 1, 2020 - December 31, 2020	25.67	18.65	1,727,479

2019
January 1, 2019 - March 31, 2019	$25.63	$19.14	1,338,869
April 1, 2019 - June 30, 2019	26.62	23.27	1,922,618
July 1, 2019 - September 30, 2019	25.35	20.03	2,819,438
October 1, 2019 - December 31, 2019	27.42	24.19	2,026,630
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgments”.

Brookfield Business Corporation	63

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Cyrus Madon Oakville, Ontario, Canada (Not Independent)	58	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	75	Director	Vice Chair, Brookfield Corporation
David Court (2)(3) Toronto, Ontario, Canada (Independent)	67	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Not Independent)	61	Director	Chief Executive Officer, Nikola Corporation
David Hamill (3) (4) Ipswich, Queensland, Australia (Independent)	66	Director	Corporate Director
Anne Ruth Herkes (3) Munich, Germany (Independent)	67	Director	Corporate Director
John Lacey (3) Thornhill, Ontario, Canada (Independent)	80	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (4) Pembroke Parish, Bermuda (Independent)	63	Director	Chairman and Owner of New Venture Holdings
Michael Warren (2) Washington, District of Columbia (Independent)	56	Director	Managing Director of Albright Stonebridge Group
Patricia Zuccotti (4) Kirkland, Washington, USA (Independent)	76	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 250 Vesey Street, 15th Floor, New York NY, 10281.
(2)Serves as the non-overlapping board member to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. Mr. Court has served on the board of directors of the general partner of the partnership until he resigned from such board of directors in March 2022.
(3)Member of the governance and nominating committee. John Lacey is the chair of the governance and nominating committee.
(4)Member of the audit committee. Patricia Zuccotti is the chair of the audit committee and is our audit committee financial expert. Our audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 — Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.

64	Brookfield Business Corporation

Set forth below is biographical information for our directors.
Cyrus Madon. Mr. Madon is the Executive Chairman of our board of directors and the board of directors of the partnership. Mr. Madon is also a Managing Partner of Brookfield Asset Management and the Executive Chairman of Brookfield Asset Management’s Private Equity Group. Mr. Madon previously served as the Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom. Mr. Madon holds a Bachelor of Commerce degree from Queen’s University and is on the board of the C.D. Howe Institute.
Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation). He also serves as a director of the BBU General Partner, Brookfield Corporation, the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and is Chair of the general partner of Brookfield Property Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
David Court. Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of Canadian Tire Corporation, a director of PSP Investments, a member of the National Geographic International Council of Advisors, a trustee of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Stephen Girsky. Mr. Girsky is president and CEO of Nikola Corporation, a publicly traded company that designs zero-emissions transportation and energy supply and infrastructure solutions. Mr. Girsky served as managing director of VectoIQ, LLC, an independent advisory firm based in New York. He served as president and CEO of VectoIQ Acquisition Corp. I, from January 2018 until the consummation of its business combination with Nikola Corporation. Mr. Girsky served in a number of capacities at General Motors Co., including Vice Chairman, and was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley. He is on the board of directors at Nikola Corporation, BBUC, and Clarios. Mr. Girsky previously served on the board of directors of U.S. Steel and General Motors. He also served as the lead director of Dana Holdings Corp. Mr. Girsky received a Bachelor of Science degree in mathematics from the University of California at Los Angeles and a Master of Business Administration from the Harvard Business School. Mr. Girsky is not considered an independent director because of his role consulting for Brookfield on its acquisition of Clarios.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill also serves on the board of directors of the partnership. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill also serves on the board of directors of Dalrymple Bay Infrastructure Limited. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of the partnership.

Brookfield Business Corporation	65

John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., Doncaster Foundation and a director of Whittington Investments Ltd. Mr. Lacey also serves on the board of directors of the partnership. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., and TELUS Corporation.
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
Michael Warren. Mr. Warren is the Managing Director of the Global Innovation and Growth Group of Albright Stonebridge Group (“ASG”), part of the Dentons Global Advisor. He served as ASG’s Managing Principal from 2013 to 2017 and as Principal from 2009 to 2013. Prior to ASG, Mr. Warren served as the Chief Operating Officer and Chief Financial Officer of Stonebridge International from 2004 to 2009, where he managed operations, business development, finance, and personnel portfolios. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren serves on the board of Brookfield Business Partners, the Board of Trustees, and the risk & audit committees at Commonfund, Board of Directors of Walker & Dunlop, Inc, the Board of Directors of MAXIMUS, and the Board of Directors of Ripple Labs. He serves as a Trustee of Yale University and is a member of the Yale Corporation Investment Committee. Mr. Warren formerly served as a Trustee of the District of Columbia Retirement Board (“DCRB”) and as a member of the Board of Directors of the United States Overseas Private Investment Corporation (“OPIC”). Mr. Warren received degrees from Yale University and Balliol College at Oxford University where he was a Rhodes Scholar.
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
Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is owned approximately 75% by Brookfield Corporation and approximately 25% by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our businesses which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
In February 2024, we announced the appointment of Anuj Ranjan as Chief Executive Officer. Mr. Ranjan was previously the Global Head of Business Development for Brookfield Asset Management and President of Brookfield Asset Management’s Private Equity business, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Ranjan succeeds Cyrus Madon, who was named Executive Chairman of our board of directors. As Executive Chairman, Mr. Madon will offer guidance and strategic direction to Mr. Ranjan as he leads the growth of our company. Jeffrey Blidner, who previously served as Chair of the board of directors, stepped down from that role and continues as a member of the board of directors.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	58	35	25	Executive Chairman
Anuj Ranjan	45	24	18	Chief Executive Officer
Jaspreet Dehl	47	25	13	Chief Financial Officer

66	Brookfield Business Corporation

Set forth below is biographical information for Mr. Ranjan and Ms. Dehl. Mr. Madon’s biographical information is included in the biographical information for directors section above.
Anuj Ranjan. Mr. Ranjan is the Chief Executive Officer of our company. He also serves as a Managing Partner of Brookfield Asset Management. Mr. Ranjan joined Brookfield in 2006 and has held various positions within Brookfield and its affiliates, including in the areas of mergers & acquisitions, private equity and real estate. He also established Brookfield Asset Management’s India and Middle East operations. Prior to joining Brookfield, Mr. Ranjan was a principal at a real estate investment firm. Mr. Ranjan holds a Master of Business Administration degree from Ivey Business School at Western University and Bachelor of Science degree from the University of Alberta.
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
6.B COMPENSATION
Except for the non-overlapping directors, the directors of our company also serve as directors of the BBU General Partner. Each overlapping director (other than Messrs. Cyrus Madon and Jeffrey Blidner) receives an annual retainer of $15,000 for serving on the board of the company (in addition to the $150,000 each director is paid for serving as a director of the BBU General Partner). The general partner of the partnership does not pay any compensation in connection with Messrs. Madon’s or Blidner’s board service. The chair of the audit committee receives $20,000 for serving as the chair of the audit committee of the BBU General Partner (no additional amount is paid for serving as our audit committee chair), and the lead independent director of the partnership receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director). In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as directors of the BBU General Partner, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and the other Brookfield-managed entity.
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
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. However, these individuals including the Brookfield employees identified in the table under Item 6.A, “Directors and Senior Management”, are not compensated by our group or the BBU General Partner. Instead, they continue to be compensated by Brookfield.
Pursuant to our Master Services Agreement, there may be instances in which an employee of Brookfield provides services in addition to those contemplated by our Master Services Agreement to the BBU General Partner, our group or any of our group’s subsidiaries, or vice versa. In such cases, all or a portion of the compensation paid to an employee who provides services to the other party may be allocated to such other party.

Brookfield Business Corporation	67

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
Size, independence and composition of the board of directors
The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to the articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE. Our company’s board mirrors the board of the general partner of the partnership, except that there are two additional non-overlapping board members who assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. David Court and Michael Warren serve as the non-overlapping members of the board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 until his resignation in March 2022.
If the death, resignation or removal of an independent director results in our board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Lead independent director
Our independent directors have selected John Lacey to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the Executive Chairman of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with shareholders or other stakeholders of our company.
Shareholders and other interested parties may communicate with any member of the board, including its Executive Chairman, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
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

68	Brookfield Business Corporation

All board of director appointments will be based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic background influences succession planning and is a criterion in adding new members to our board of directors. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The governance and nominating committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The Board has an ongoing gender diversity target of ensuring at least 30% of the directors are women. We intend to fulfill the gender diversity target when the next vacancy on the Board is filled.
Of our ten (10) directors, seven (7) are independent, two (2) are female (each of whom is an independent director). Accordingly, 20% of such directors are women, and women represent 29% of such independent directors.
Election and removal of directors
The board is elected by the shareholders and each of the current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board may be filled and additional directors may be added by a resolution of the shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders. A director will be automatically removed from the board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. The partnership, through its ownership of class B shares, will have a 75% voting interest in our company and will be able to control the election and removal of directors serving on the board.
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
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.

Brookfield Business Corporation	69

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
Meetings of the Board of Directors
The board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. The board is responsible for its agenda. Prior to each board meeting, the Executive Chairman of the board discusses agenda items for the meeting with Brookfield. At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent.
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

70	Brookfield Business Corporation

Director Expectations
The BBU General Partner’s board of directors has adopted a Charter of Expectations for Directors, which applies to non-Brookfield-employed directors, which outlines the basic duties and responsibilities of directors and the expectations our company places on them in terms of professional and personal competencies, performance, behavior, security ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of non-Brookfield-employed directors in stakeholder engagement and the requirement of directors to attend board meetings and review meeting materials in advance.
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of its affiliates is required to disclose the nature of his or her interest to the full board. Directors are also expected to submit their resignations to the Executive Chairman of the board if they have been absent without leave from three consecutive meetings of the board or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the company or their ability to serve as director.
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
•the qualifications, performance and independence of our company’s independent accountants; and
•data protection, privacy and cybersecurity program.
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

Brookfield Business Corporation	71

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
Board of Directors, Committees and Director Evaluation
The board believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the governance and nominating committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The Executive Chairman of the board also holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.

72	Brookfield Business Corporation

Board of Directors and Management Responsibilities
The board has developed a written position description for the Chair of the board (now renamed as Executive Chairman), which sets out the Executive Chairman’s key responsibilities, including duties relating to chairing board meetings, setting board meeting agendas, ensuring that all directors receive the information required for the performance of their duties, ensuring that appropriate committee structures are in place, working with the chief executive officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning.
The board has also developed a written position description for each of the chair of the audit committee and the chair of the governance and nominating committee which sets out key responsibilities, including, as applicable, duties relating to reviewing and approving the agenda for each committee meeting, presiding over all committee meetings, consulting or meeting with the Executive Chairman or others as part of the agenda and meeting preparation process, reporting to the board on committee activities and presenting recommendations on matters requiring board approval.
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
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including our company and the partnership. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, our company and the partnership and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, our company and the partnership. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Our company has adopted the Brookfield Trading Policy that applies to our company’s and the partnership’s directors and officers and the officers and directors of their respective subsidiaries. See Item 16J., “Insider Trading Policies”.

Brookfield Business Corporation	73

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

74	Brookfield Business Corporation

As at December 31, 2023, our consolidated operating companies had approximately 25,000 employees. These employees are primarily based in the United States (14%), Brazil (24%), the United Kingdom (3%) and Australia (55%). Our company believes that the employees of our consolidated operating companies are critical to its success and its relationships with these employees and with any labor organizations that represent these employees are good.
6.E SHARE OWNERSHIP
Our directors and officers and their associates each beneficially own, directly or indirectly, or exercise control and direction over, our exchangeable shares representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at February 28, 2024 , there are 72,954,449 exchangeable shares of our company outstanding.
As at February 28, 2024, 5,810 of our outstanding exchangeable shares were held by holders of record in the United States, not including exchangeable shares of our company held of record by DTC. As at February 28, 2024, DTC was the holder of record of 13,656,629 exchangeable shares.
As at February 28, 2024, 12,075,617 of our outstanding exchangeable shares were held by holders of record in Canada, not including units of our company held of record by CDS. As at February 28, 2024, CDS was the holder of record of 47,214,039 exchangeable shares.
The following table presents information regarding the beneficial ownership of our exchangeable shares by Brookfield and other persons or entities that have reported beneficial ownership in our exchangeable shares of 5% or more (based on reports filed under Section 13 of the U.S. Exchange Act):

	Exchangeable Shares Beneficially Owned (1)
Name and Address	Number	Percentage
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	47,244,876	64.8%	(2)(3)
OMERS Administration Corporation
900-100 Adelaide Street West
Toronto, Ontario M5H 0E2	6,019,681	8.3%	(4)
____________________________________
(1)The percentages shown are based on 72,954,449 exchangeable shares outstanding as at February 28, 2024.
(2)Brookfield holds the exchangeable shares it beneficially owns through wholly-owned subsidiaries. BAM Class B Partners Inc., or BAM Partners, is the trustee of a trust established under the laws of Ontario (BAM Partners Trust, or the “BAM Partnership”), which is the sole owner of all of the class B limited voting shares of Brookfield, or the BAM Class B Shares. The BAM Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield and, as such, BAM Partners may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the exchangeable shares held by Brookfield. Therefore, BAM Partners may be deemed to have indirect beneficial ownership of the exchangeable shares held by Brookfield. However, BAM Partners and the BAM Partnership expressly disclaim beneficial ownership of such exchangeable shares.
(3)Brookfield acquired the exchangeable shares set forth below in connection with completion of the special distribution. Immediately prior to the special distribution, the partnership held all of the exchangeable shares.
(4)Based on the Schedule 13G filed by OMERS Administration Corporation on our EDGAR profile at www.sec.gov on February 13, 2023, OMERS Administration Corporation holds an aggregate 6,019,681 of our exchangeable shares, representing approximately 8.3% of the total 72,954,449 exchangeable shares outstanding, as at February 28, 2024.

Brookfield Business Corporation	75

7.B RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts. Class A limited voting shares of Brookfield are listed on the NYSE and TSX under the symbols “BN” and “BN.A”, respectively.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in Brookfield Accounts and to pursue our vision of our group being a leading owner and operator of business services and industrial operations on a global basis that is managed within Brookfield’s broader investment platform. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors - Risks Relating to Our Relationship with Brookfield”, Item 5.A,“Operating Results - Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A, “Major Shareholders” and Note 1 and Note 27 to our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, respectively.
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

76	Brookfield Business Corporation

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

Brookfield Business Corporation	77

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
Incentive Distributions
The Asset Management Company is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 51.6% interest in Holding LP through Managing General Partner Units held by the partnership. As a result of holding Special LP Units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (A) 20% of the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the “incentive distribution threshold”, which as of December 31, 2023 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by (B) the number of units and other economically equivalent securities of the Service Recipients (which includes our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of the units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of the units on the principal stock exchange for the units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in the market value of the units during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “incentive distribution threshold” is exceeded. The incentive distribution threshold will be adjusted in accordance with Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and the partnership’s shareholders through capital appreciation while providing a modest distribution yield.
During the fourth quarter of 2023, the volume weighted average price per unit was $15.48, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2023, there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.

78	Brookfield Business Corporation

Our company is responsible for its proportionate share of the base management fee but not any portion of any incentive distributions. Our company’s proportionate share of the base management fee is calculated on the basis of the value of our company’s business relative to that of the partnership. See also Item 7.B., “Related Party Transactions - Management Services”. As noted above, our company was established to provide an economic return equivalent to units of the partnership and, accordingly, our exchangeable shares are treated as if they trade equivalently to units for purposes of calculating the amount payable as incentive distributions. Brookfield Business Partners may in the future revisit the manner in which incentive distributions are calculated, including if the trading prices of the units and our exchangeable shares diverge.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with the partnership, which was amended on May 5, 2022 and November 7, 2023, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company) As at December 31, 2023, the amount subscribed from the company was $nil and the amount subscribed from other subsidiaries of the partnership was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed with proceeds from the sale of our group’s nuclear technology services operation. Brookfield will have the right to cause our company or the partnership to redeem certain preferred securities at par to the extent that our company or the partnership have available cash, including any net proceeds received by our company or the partnership from any issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
Rights Agreement
Brookfield entered into the Rights Agreement with the rights agent pursuant to which Brookfield has agreed that, until the fifth anniversary of the special distribution date, upon an exchange of exchangeable shares, if our company has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfy, the obligations pursuant to our articles to exchange such exchangeable shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. Under the Master Services Agreement, so long as Brookfield is a party to the Rights Agreement, Brookfield shall have a consent right prior to the issuance by our company of any exchangeable shares, subject to certain exceptions.
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
The secondary exchange rights are a part of the terms of the exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the exchangeable shares. The obligations of the rights agent under the Rights Agreement became effective on the special distribution date.
This Rights Agreement will terminate on the fifth anniversary of the special distribution date, unless otherwise terminated pursuant to its terms as described below.
As at the date of the Rights Agreement, Brookfield represents and warrants that Brookfield has the financial capacity to pay and perform its obligations under the Rights Agreement.

Brookfield Business Corporation	79

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

80	Brookfield Business Corporation

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

Brookfield Business Corporation	81

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
Termination or Amendment
The Rights Agreement will terminate automatically on the earliest of (i) the date on which there are no exchangeable shares outstanding, other than exchangeable shares owned by Brookfield or its affiliates and (ii) the fifth anniversary of special distribution date. Brookfield may not, without the affirmative vote of holders of at least two-thirds (2∕3rds) of the outstanding exchangeable shares not held by Brookfield, voting as a class, and the approval of a majority of our independent directors, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement. After the expiry of the Rights Agreement, holders of exchangeable shares will continue to have all of the rights provided for in our company’s articles but will no longer be entitled to rely on the secondary exchange rights.
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

82	Brookfield Business Corporation

Other Services and Arrangements
Brookfield may provide to our company services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of our independent directors, which may be granted in the form of general guidelines, policies or procedures. See below under Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Conflicts of Interest and Fiduciary Duties
Conflicts of Interest
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
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined above), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.

Brookfield Business Corporation	83

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
Our group will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside our group. As a result, our group will consolidate the underlying assets of such other Brookfield-managed vehicles into our group’s financial records and calculation of its assets under management, despite the fact that our group does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by our group for purposes of completing its own financial records, and will not reimburse our group for the expenses associated with such calculation and preparation. See “Relationship with Brookfield Business Partners - Voting Agreements” for more information.
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
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with our group (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments; (ii) secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts; (iii) startup investments in early stage technology businesses and growth investments in later-stage technology-enabled service companies; (iv) investments that contribute to the transition to a net-zero emissions global economy; and (v) private equity and private equity-related investments (including among others provision of capital solutions to third-parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate.

84	Brookfield Business Corporation

It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment focus, objectives, strategies and target rates of return of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) the relative amounts of capital available for investment; (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations); (vi) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (vii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) the availability of other appropriate or similar investment opportunities; (ix) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (x) the management of any actual or potential conflict of interest; and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously

Brookfield Business Corporation	85

invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to the board of directors or the shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to our group (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.

86	Brookfield Business Corporation

Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested or it is otherwise capped from pursuing follow-on investments), portfolio construction, priority, or other considerations, such as lack of required capital. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which we invest may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or our independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of our group and Brookfield Accounts in which we invest.
For the avoidance of doubt, any investment opportunity allocated to our group (or a Brookfield Account in which we invest) may not ultimately be made by our group (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to our group (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, our group (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, our group (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse our group (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, our independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.

Brookfield Business Corporation	87

In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account (as defined below) or Oaktree Account (as defined below).
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s

88	Brookfield Business Corporation

aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield commitment with respect to such investments. Brookfield also may assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or our independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
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
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by our group (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or as those of the relevant Brookfield Account. For example, investors (including our group) may participate in co‑investment opportunities at different times (e.g., our group (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors. When our group (or a Brookfield Account in which we invest) holds an investment alongside co-investors, our group (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to our group (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, our group (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, our group (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through our group (or a Brookfield Account in which we invest).

Brookfield Business Corporation	89

In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the shareholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for our group (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group, and (b) our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which we invest and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”), and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in

90	Brookfield Business Corporation

respect of an investment that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our exchangeable shares through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to our group (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or a Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, our group (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where our group (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent our group (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, our group (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, our group (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it,

Brookfield Business Corporation	91

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
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), the BBU General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the BBU General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for tenants, market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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

92	Brookfield Business Corporation

•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with our group’s or Brookfield Accounts in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with our group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which we are invested, or that will involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for our group, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and our group (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
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

Brookfield Business Corporation	93

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

94	Brookfield Business Corporation

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the U.S. Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the U.S. Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.
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

Brookfield Business Corporation	95

Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which we are invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of our group or Brookfield Accounts in which we invest in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by the Brookfield Accounts (including our group and/or Brookfield Accounts in which we invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors, and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with our group, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for our group and Brookfield Accounts in which we invest that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in our group or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict our group, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of our group, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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

96	Brookfield Business Corporation

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including our group and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of our group or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an

Brookfield Business Corporation	97

economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which will result in a benefit to our group (or a Brookfield Account in which we invest). In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.
Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact our group’s (or of a Brookfield Account in which we invest’s) investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the shareholders or the board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an

98	Brookfield Business Corporation

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
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Insurance Accounts, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/

Brookfield Business Corporation	99

or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including our group and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including the interest of our group or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including our group and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the

100	Brookfield Business Corporation

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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, our group and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our independent directors on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which we are invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).

Brookfield Business Corporation	101

From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which our group is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including our group’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including our group) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including our group) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by our group (or a Brookfield Account in which our group is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of our group’s or the relevant Brookfield Account’s remaining position and may be at higher prices than our group or the relevant Brookfield Account in which our group is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate investments or as a single investment. Further to the foregoing, a single investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different investments.
The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.

102	Brookfield Business Corporation

Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).
In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).
For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or our independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.
In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance Partners (“BN Re”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by our group, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from our group or Brookfield Accounts in which we invest.

Brookfield Business Corporation	103

Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an asset held by our group or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by our group or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on our group and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving our group or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by our independent directors or advisory committee of a Brookfield Account in which our group is invested, unless otherwise determined by Brookfield in its sole discretion.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of BN Re, which is economically linked to Brookfield. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio companies to engage in potential transactions.

104	Brookfield Business Corporation

Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.
In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.
A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of our board of directors, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by our independent directors will not be subject to review by or consent of our independent directors, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which we invest).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including our group and Brookfield Account in which we invest) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.

Brookfield Business Corporation	105

Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including our group or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including our group and Brookfield Accounts in which we invest or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of our group or a Brookfield Account in which our group is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring Brookfield Accounts’ investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of

106	Brookfield Business Corporation

an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including our group, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such shareholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Brookfield Insurance Account to our potential detriment.

Brookfield Business Corporation	107

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of our independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by our group or the shareholders.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) our activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider

108	Brookfield Business Corporation

trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including our group and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including our group and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that would otherwise be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our shareholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related restrictions.
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

Brookfield Business Corporation	109

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which we invest (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Our group and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that we invest in with Brookfield, and our group and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we invest in. Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). our group and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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

110	Brookfield Business Corporation

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that we are invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our group and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by our group or a Brookfield Account in which we invest, or an alternative investment fund manager (“AIFM”) owned by Brookfield and Oaktree may serve as an AIFM of our group or a Brookfield Account in which we invest and provide services such as risk management. If engaged by our group or a Brookfield Account in which we invest, such AIFM may provide such services at different rates than those charged to our group or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies. In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our

Brookfield Business Corporation	111

independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by our independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliated Services and Transactions” below.
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
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by our independent directors.

112	Brookfield Business Corporation

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
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of our group (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or our group) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any

Brookfield Business Corporation	113

initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of our group and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of our group and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.
Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including our group and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, our group and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the

114	Brookfield Business Corporation

prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including our group or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or

Brookfield Business Corporation	115

alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from our independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more

116	Brookfield Business Corporation

comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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

Brookfield Business Corporation	117

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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and

118	Brookfield Business Corporation

Secondments” and “Insurance” subsections in the “Decisions Made and Actions Taken that may Raise Potential Conflicts of Interest” section of this 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such

Brookfield Business Corporation	119

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
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including our group and/or

120	Brookfield Business Corporation

Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to our group, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by our group, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while our group, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.

Brookfield Business Corporation	121

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
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our independent directors or shareholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Technology Partners) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or shareholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses) and not to our group or the shareholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or

122	Brookfield Business Corporation

otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or shareholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
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
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) our group, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on

Brookfield Business Corporation	123

subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by our group and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by our group or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by our group, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result our group, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our independent directors in the Conflicts Protocols, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our group’s and the Brookfield Accounts in which we invest’s access to Brookfield’s broader asset management platform enhances our group’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our group’s and such Brookfield Accounts’ operations and will provide benefits to our group, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
•Protective Loans. Brookfield may loan capital to our group or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause our group and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including our group) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or

124	Brookfield Business Corporation

arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to our group, Brookfield Accounts in which we invest, or an investment.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for our group (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in our group (or a Brookfield Account in which we invest), or in a vehicle controlled by our group (or a Brookfield Account in which we invest), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.

Brookfield Business Corporation	125

•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside our group or a Brookfield Account in which we invest by co-investors that do not pay management fees.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

126	Brookfield Business Corporation

Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
•Investment Platforms. Brookfield Accounts (including our group and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by our group (or Brookfield Accounts in which we are invested), other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom our group (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside our group (or a Brookfield Account in which we invest).

Brookfield Business Corporation	127

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
Our group (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of our group (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with our group (or Brookfield Accounts in which we invest) and/or the shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net internal rate of return in respect of performance data with respect to our group and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net internal rate of return than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
Subject to any limitations set forth in the governing documents of our group or the Brookfield Accounts in which we invest, Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which we invest utilize borrowings under loan facilities. Brookfield may adopt from time to time policies or guidelines relating to the use of such loan facilities. Such policies could include using the loan facilities to systematically defer calling capital from investors. In addition to using such facilities to defer capital calls, Brookfield can, subject to the terms of the relevant Brookfield Account’s governing documents, elect to use long-term financing for Brookfield Accounts in certain circumstances, including: (i) to make certain investments that Brookfield determines to hold on the loan facility for an extended time, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees and operating expenses otherwise payable by investors, (iv) to bridge a potential co-investment or a follow-on investment related to an existing co-investment, and (v) when Brookfield otherwise determines that it is in the best interests of our group or the Brookfield Accounts in which we invest.
Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which we invest) even though such investors do not provide the same level of credit support for such borrowing as other investors. This

128	Brookfield Business Corporation

occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.
In addition, our group and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if our group or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace our group or another Brookfield Account as the guarantor.
•Recourse to Our Group and Other Brookfield Accounts’ Assets. The assets of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), for any proper purpose relating to the activities of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If our group (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to our group’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments our group makes in other Brookfield Accounts, investors in such accounts (including our group) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, our group and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of our group or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, our group and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing our group and Brookfield Accounts that we invest in, as well as employees of portfolio companies that our group and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to our group or Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with

Brookfield Business Corporation	129

their responsibilities to our group and Brookfield Accounts in which we invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to our group and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to our group and Brookfield Accounts in which we invest.
•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which we invest) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which we invest) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that our group (or Brookfield Accounts in which we invest) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of our group and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of our group and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of our group and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, our group and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, the relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for BBUC exchangeable shares or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as

130	Brookfield Business Corporation

service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
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

Brookfield Business Corporation	131

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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that we invest in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
Brookfield on behalf of our group (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.

132	Brookfield Business Corporation

In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular shareholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of our group and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including our group and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by the Asset Management Company. The Asset Management Company is owned approximately 75% by Brookfield Corporation and approximately 25% by a newly established company Brookfield Asset Management. Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of the Asset Management Company, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of Brookfield and of the Asset Management Business), Brookfield will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield will receive certain transition services from the Asset Management business and the Asset Management Business will receive transition services from Brookfield for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield who were transferred to the Asset Management Business will continue existing

Brookfield Business Corporation	133

asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including our group and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.
OTHER CONFLICTS
•Internal Audit. Brookfield, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to our group (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to our group, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for our group, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. The required holding period and other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged our group or a Brookfield Account in which we invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market

134	Brookfield Business Corporation

for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to our group (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
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
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the BBU General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of our group (and Brookfield Accounts in which we invest) develop and change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding the Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing exchangeable shares. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

Brookfield Business Corporation	135

CONFLICTS OF INTEREST WITH BROOKFIELD BUSINESS PARTNERS
In order to effect the special distribution, our company acquired our business from Brookfield Business Partners. In addition, as described above, a number of agreements and arrangements were entered into between our company and Brookfield Business Partners to create our company, while keeping it as a part of our group. Given our ownership structure, the rationale for our formation and because each exchangeable share is structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of our company and Brookfield Business Partners will typically be aligned.
However, conflicts of interest might arise between our company and Brookfield Business Partners. In order to assist our company in addressing such conflicts, our board of directors includes two non-overlapping directors. David Court and Michael Warren serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the BBU General Partner since February 2018 and resigned from such board in March 2022. As with conflicts between our company and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces our ownership structure, the rationale for our formation and the economic equivalence between the exchangeable shares and units. We will not generally consider it a conflict for our company and Brookfield Business Partners to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
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
In order to effect the special distribution, our company acquired our business from Brookfield Business Partners. The following agreements and arrangements were entered into between our company and Brookfield Business Partners to create our company, while keeping it as a part of our group.

136	Brookfield Business Corporation

Credit Support
The partnership has bilateral credit facilities in the amount of $2.3 billion backed by global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2028.
In addition, the partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1.0 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR, or bankers’ acceptance rate base rate or prime rate plus an applicable margin that is subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2024. As at December 31, 2023, the revolving acquisition facility remains undrawn.
A wholly-owned subsidiary of our company agreed to fully and unconditionally guarantee the obligations of Brookfield Business Partners under the partnership’s $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
On February 4, 2022, Brookfield entered into the Brookfield Commitment Agreement with our group, which was amended on May 5, 2022 and November 7, 2023, pursuant to which Brookfield agreed to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). As at December 31, 2023, the amount subscribed from the company was $nil and the amount subscribed from other subsidiaries of the partnership was $725 million with an annual dividend of 7% (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed with proceeds from the sale of our nuclear technology services operation. Brookfield will have the right to cause our company or the partnership to redeem the preferred securities at par to the extent of any net proceeds received by our company or the partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
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
Credit Facilities
Our company is party to two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Business Partners and the other will constitute an operating credit facility that will permit Brookfield Business Partners to borrow up to $1 billion from our company.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar SOFR, or Canadian dollar advances that bear interest based on the Canadian prime rate or Canadian dollar bankers’ acceptance rate, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the rate of interest specified in such deposit arrangement. As at December 31, 2023, the amount outstanding on deposit is approximately $225 million in which our company is the lender, and $90 million deposit in which our company is the borrower.

Brookfield Business Corporation	137

Deposit Agreement
We have in place a deposit agreement with Brookfield whereby Brookfield may place funds on deposit with our company. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points. As at December 31, 2023, the amount of the deposit from Brookfield was $nil. For the year ended December 31, 2023, we paid interest expense of $nil on this deposit.
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
Voting Agreements
Our group has determined that it is desirable for our company to have control over certain of the entities through which we hold our interest in CDK Global, Healthscope and BRK Ambiental, referred to as the “BBUC Voting Agreements”.
Each of the BBUC Voting Agreements provides a subsidiary of our company with the right to appoint or replace the general partner, managing member or board of directors, as applicable, of the entities through which our company holds our interest in CDK Global, Healthscope and BRK Ambiental. In addition, certain of the BBUC Voting Agreements require that voting rights with respect to certain matters at these entities be voted in accordance with the direction of our company. As a result of the BBUC Voting Agreements, the company consolidates each of CDK Global, Healthscope and BRK Ambiental from an accounting point of view.
Sale of our Nuclear Technology Services Operation
On November 7, 2023, we completed the sale of our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for total consideration of approximately $3.8 billion, net of transaction closing costs. Since our company and Brookfield Renewable Partners are affiliates of Brookfield, Brookfield Renewable Partners is a “related party” of our company and the transaction constitutes a “related party transaction” of our company as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In January 2023, the transaction was approved by unitholders representing more than 50% of our group’s units, excluding any units held by any “interested party” pursuant to the requirements of MI 61-101. The transaction closed on November 7, 2023. We generated approximately $1.4 billion in proceeds from the sale of our interest in our nuclear technology services operation, which was used to redeem $750 million of preferred equity securities held by Brookfield Corporation and to reduce revolving credit facilities. As at December 31, 2023, our company had a loan receivable of $1.1 billion from the partnership in connection with the proceeds received from the completion of the sale. The loan receivable is non-interest bearing and is due on demand.
7.C INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION

138	Brookfield Business Corporation

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements”.
8.B SIGNIFICANT CHANGES
See Item 3, Item 4 “Information on the Company ” and Item 5 “Operating and Financial Review and Prospects ” for additional information.
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

Brookfield Business Corporation	139

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

140	Brookfield Business Corporation

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
In the event that a tendering holder of exchangeable shares has not received the number of units or its cash equivalent (the form of payment to be determined by us or the partnership in each of their sole discretion) in satisfaction of the tendered exchangeable shares, then such tendering holder of exchangeable shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the Rights Agreement until the fifth anniversary of the special distribution date. In this scenario, the tendered exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. See Item 7.B, “Related Party Transactions - Rights Agreement” for a further description of the Rights Agreement. The partnership agrees to indemnify Brookfield, in its capacity as selling securityholder, for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any units delivered by Brookfield pursuant to the Rights Agreement.
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

Brookfield Business Corporation	141

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

142	Brookfield Business Corporation

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
Book-Based System
The exchangeable shares may be represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the exchangeable shares may be effected through the book-based system administered by CDS or DTC, as applicable.
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
Choice of Forum for U.S. Securities Act Claims
The articles of our company provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.

Brookfield Business Corporation	143

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

144	Brookfield Business Corporation

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
Redemption by Holder
Holders of class C shares have the right at any time to tender all or a portion of their class C shares for cash in an amount for each class C share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have ten (10) days to deliver the cash amount to the exchanging holder.
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

Brookfield Business Corporation	145

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
This section does not include a complete description of all of the differences between the rights of holders of exchangeable shares and holders of the units, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the partnership’s annual report on Form 20-F, when filed, as well as the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of our company and the partnership, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

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

146	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares have been and will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

	Subject to our articles, including the terms of the shares then outstanding, our board of directors has broad rights to issue additional shares (including new classes of shares and options, rights, warrants and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by our board of directors in its sole discretion.	The partnership’s general partner has broad rights to cause the partnership to issue additional partnership interests and may cause the partnership to issue additional partnership interests (including new classes of partners hip interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the partnership’s general partner in its sole discretion, all without the approval of the partnership’s limited partners.
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

Brookfield Business Corporation	147

	EXCHANGEABLE SHARES	UNITS
Size of Board	Our company’s board is set at ten (10) directors. Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for two additional non-overlapping directors to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren currently serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board of directors in March 2022. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
Election and Removal of Directors	Our company’s board is elected by our shareholders and each of our current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on our board of directors may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by our company’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of our company and does not promptly resign. A director will be automatically removed from our board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director pursuant to the BCBCA.	The partnership’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the partnership’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the partnership’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of the partnership’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the partnership’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

148	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments	Our company may from time to time amend, modify or repeal any provision contained in the articles of our company in a manner authorized by the BCBCA.

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

Brookfield Business Corporation	149

EXCHANGEABLE SHARES	UNITS

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

150	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
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

Brookfield Business Corporation	151

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

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

152	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
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

The holders of exchangeable shares shall not be entitled to any dividends from our company other than the exchangeable dividends.	Distributions to partners of the partnership will be made in accordance with their Percentage Interests (as defined in the limited partnership agreement of the partnership) only as determined by the general partner in its sole discretion. However, the general partner will not be permitted to cause the partnership to make a distribution if the partnership does not have sufficient cash on hand to make the distribution, the distribution would render the partnership insolvent, or if, in the opinion of the general partner, the distribution would leave the partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

The general partner has sole authority to determine whether the partnership will make distributions and the amount and timing of these distributions.

Brookfield Business Corporation	153

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	At any time after the special distribution date, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See above, “Adjustments to Reflect Certain Capital Events”.

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See above, “Adjustments to Reflect Certain Capital Events”.	N/A

154	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer	Our board of directors will have the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described above under “Redemption by Issuer”. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which the company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.

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

	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such liquidation, dissolution or winding up of the partnership (the form of payment to be determined at the election of our company) plus all unpaid dividends. See above, “Adjustments to Reflect Certain Capital Events”.	N/A
Qualification	N/A	If the partnership’s general partner determines in its sole discretion that it is no longer in the partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the partnership’s general partner may elect to treat partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Business Corporation	155

	EXCHANGEABLE SHARES	UNITS
Liquidation	Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See above, “Adjustments to Reflect Certain Capital Events”. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Conversion	At any time the partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A

156	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of exchangeable shares may apply to court for an order where the affairs of our company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of our company that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of our company to enforce a right, duty or obligation owed to our company that could be enforced by our company itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the partnership’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of the partnership, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a unit.
Takeover Bids, Issuer Bids and Tender Offers	The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units unless such offer has been extended to holders of exchangeable shares.	The units are not exchangeable shares and will not be treated as exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of units will not be entitled to participate in an offer or bid made to acquire the exchangeable shares unless such offer has been extended to holders of units.
Choice of Forum for U.S. Securities Act Claims	Our company’s articles provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	The limited partnership agreement of the partnership will be amended on the closing of the special distribution to provide that unless the partnership consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

Brookfield Business Corporation	157

10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by us, (ii) have been entered into by Brookfield Business Partners or Brookfield in connection with the special distribution, or (iii) are otherwise material to our company:
1.Rights Agreement, dated March 15, 2022, between Brookfield Corporation and Wilmington Trust, National Association, described under the heading Item 7.B,“Related Party Transactions - Rights Agreement”;
2.Registration Rights Agreement, dated March 15, 2022, between our company, the partnership and Brookfield Corporation, described under the heading Item 7.B, “Related Party Transactions - Registration Rights Agreement”;
3.Amended and Restated Relationship Agreement, dated January 23, 2024, by and among Brookfield Corporation, the partnership, the Holding LP, the Holding Entities and the Service Providers, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Relationship Agreement”;
4.Trade-Mark Sublicense Agreement, dated May 24, 2016, by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners and the Holding LP, described under the heading Item 7.B, “Related Party Transactions - Licensing Agreement”;
5.Credit Agreement, dated March 15, 2022, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
6.Credit Agreement, dated March 15, 2022, between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
7.Equity Commitment Agreement, dated March 15, 2022, between our company and Brookfield BBP Canada Holdings Inc., described under the heading Item 7.B, “Related Party Transactions - Equity Commitment”;
8.Amended and Restated Master Services Agreement, dated January 23, 2024, by and among Brookfield Corporation, Brookfield Business Partners L.P., Brookfield Business L.P. and the other parties thereto, described under the heading Item 7.B, “Related Party Transactions - Management Services”;
9.Fifth Amended and Restated Credit Agreement, dated October 17, 2023, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury Ltd., described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
10.Guarantee, dated March 15, 2022, as thereafter amended, by BBUC Holdings Inc., in favor of certain global party lenders to the partnership’s $2.3 billion bilateral credit facilities, described under the heading Item 7.B, “Related Party Transactions - Credit Support”; and
11.Brookfield Commitment Agreement, dated February 4, 2022, as amended on May 5, 2022 and November 7, 2023, between Brookfield and the partnership, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”
Copies of the agreements noted above are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
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

158	Brookfield Business Corporation

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
For purposes of this summary, a “U.S. Holder” is a beneficial owner of exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of exchangeable shares, other than a U.S. Holder or an entity or arrangement classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold exchangeable shares should consult their own tax advisers.
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

Brookfield Business Corporation	159

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
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences relating to the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
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
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.
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

160	Brookfield Business Corporation

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
Exercise of the Partnership Call Right. The partnership has the right to acquire exchangeable shares directly from a shareholder under certain circumstances in exchange for units or cash (the “partnership call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for cash pursuant to the exercise of the partnership call right, see the discussion above under the heading “- Sale, Redemption, Exchange, or Other Taxable Disposition of Exchangeable Shares”.
The U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the Code. For the exchange to so qualify, the partnership (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the Code. With respect to the classification of the partnership as a partnership for U.S. federal income tax purposes, see the discussion above under the heading “- Partnership Status of the Partnership and Holding LP”.
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

Brookfield Business Corporation	161

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
If Section 704(c)(1) does not apply as a result of any such subsequent transfers by the partnership or Holding LP of exchangeable shares transferred by a U.S. Holder for units in an exchange qualifying as tax-free under Section 721(a) of the Code, then the U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its exchangeable shares deferred as a result of such exchange under other provisions of the Code. Under Section 737 of the Code, the U.S. Holder could be required to recognize built-in gain if the partnership were to distribute any property of the partnership other than money (or, in certain circumstances, exchangeable shares) to such former holder of exchangeable shares within seven years of exercise of the partnership call right. Under Section 707(a) of the Code, the U.S. Holder could also be required to recognize built-in gain in certain circumstances. Section 707(a) of the Code and the Treasury Regulations thereunder create a presumption that any distributions of cash or other property made by a partnership to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for “operating cash flow distributions.” For this purpose, an “operating cash flow distribution” generally is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the “net cash flow from operations” (as defined in the applicable Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner’s percentage interest in overall partnership profits for that year or the partner’s percentage interest in overall partnership profits for the life of the partnership. If a distribution to a U.S. Holder within two years of the transfer of exchangeable shares in exchange for units is treated as part of a deemed sale transaction under Section 707(a) of the Code, the U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) the U.S. Holder’s adjusted tax basis in the exchangeable shares deemed to have been sold. Such gain or loss will be recognized in the year

162	Brookfield Business Corporation

of the transfer of exchangeable shares in exchange for units, and, if the U.S. Holder has already filed a tax return for such year, the holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.
If Section 721(a) of the Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and none of the special provisions of the Code described in the two preceding paragraphs applies, then the U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “- Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by the U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by the holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its tax adviser regarding the manner in which gain or loss should be determined in the holder’s particular circumstances and the holder’s holding period in units received in exchange for exchangeable shares.
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
Passive Foreign Investment Company Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if our company is treated as a PFIC for any taxable year during which the U.S. Holder holds exchangeable shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.
Based on its current and expected income, assets, and activities, our company does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether our company is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of our company’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that our company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.
Subject to certain elections described below, if our company were a PFIC for any taxable year during which a U.S. Holder held exchangeable shares, the gain recognized by the U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through the holder’s ownership of exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat its interest in our company as a “qualified electing fund” (“QEF election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement from our company and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.

Brookfield Business Corporation	163

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
Consequences to Non-U.S. Holders
Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally will not be subject to U.S. federal income tax. Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their tax advisers regarding the application of these special rules.
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

164	Brookfield Business Corporation

Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder who as beneficial owner, at all relevant times for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BBUC and the partnership and (ii) holds the exchangeable shares as capital property (a “holder”). Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
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

Brookfield Business Corporation	165

Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or is deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
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
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the resident holder in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
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
Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships or trusts of which the particular corporation, or persons with whom it does not deal at arm’s length for purposes of the Tax Act, is a member or beneficiary.
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

166	Brookfield Business Corporation

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
The amount of any capital loss realized by a resident holder that is a corporation on the disposition of an exchangeable share may be reduced by the amount of any deductible dividends received or deemed to be received by the resident holder on such exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.
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
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E., “Taxation – Certain Material Canadian Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments (including pursuant to anti-avoidance rules in the proposed amendments). Resident holders are advised to consult their own tax advisors in this regard.

Brookfield Business Corporation	167

Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE), the exchangeable shares will be “qualified investments” under the Tax Act for a trust governed by a tax-free savings account (“TFSA”), first home savings account (“FHSA”) registered disability savings plan (“RDSP”), registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), or a registered education savings plan (“RESP”).
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BBUC for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules in section 207.01, in BBUC. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holder, annuitant or subscriber.
Holders of TFSAs, FHSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such exchangeable shares will be such a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property” for purposes of such rules, in their particular circumstances.
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

168	Brookfield Business Corporation

combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A non-resident holder of exchangeable shares that also holds one or more units will generally meet the condition in (a) above; however, BBUC does not expect that the condition in (b) will be met.
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
10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the U.S. Exchange Act, and the BBU General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the U.S. Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website at https://bbu.brookfield.com/bbuc.
In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
10.I SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Business Corporation	169

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

170	Brookfield Business Corporation

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
ITEM 16B. CODE OF ETHICS
The BBU General Partner has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of our company, the partnership, the general partner of the partnership, any officers or employees of the general partner of the partnership and any employees of the Services Providers performing obligations under the Master Services Agreement. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bbu.brookfield.com/bbuc. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 20-F.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the period ended December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$7.7	52%	$6.9	53%
Audit-related fees (2)	6.9	47%	5.9	45%
Tax fees (3)	0.2	1%	0.3	2%
Total	$14.8	100%	$13.1	100%
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
The audit committee of our company pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Corporation	171

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. On August 15, 2023, the TSX accepted a notice of our company’s intention to renew its normal course issuer bid in connection for our exchangeable shares, which permits our company to repurchase up to 3,647,745 issued and outstanding exchangeable shares. The price to be paid for our exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by our company, and all purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 17, 2023 and are required to terminate on August 16, 2024 or earlier should our company have completed its repurchases prior to such date. For the year ended December 31, 2023, our company made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.

Period	Total Number of Exchangeable Shares Purchased	Average Price Paid per Exchangeable Share (US$)	Total Number of Exchangeable Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Exchangeable Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
January 1 - August 16, 2023	—	$—	—	3,647,810
August 17 - December 31, 2023	—	$—	—	3,647,745
____________________________________
(1)On August 12, 2022, the TSX accepted a notice filed by the company of its intention to establish an NCIB, for its exchangeable shares. Under the NCIB, the company was authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 9, 2022, or 3,647,810 exchangeable shares, including up to 13,916 exchangeable shares on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States. This agreement expired on August 16, 2023.
(2)On August 15, 2023, the TSX accepted a notice filed by the company of its intention to renew the NCIB for its exchangeable shares. Under the NCIB, the company is authorized to repurchase up to 5% of its total issued and outstanding exchangeable shares as at August 8, 2023, or 3,647,745 exchangeable shares, including up to 7,702 exchangeable shares on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States. This agreement will expire on August 16, 2024.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of corporations under the NYSE Listing Standards, except that we do not have a compensation committee and compensation decisions are made by the governance and nominating committee and/or the Service Providers, as applicable.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the Brookfield Trading Policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of the Brookfield Trading Policy is filed as an exhibit to this 20-F. See Item 6.C “Board Practices — Personal Trading Policy”.
ITEM 16K. CYBERSECURITY
Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield.

172	Brookfield Business Corporation

We believe our cybersecurity program is reasonably designed to materially protect the security of both our company’s data and the data in our custody. Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring and incident response. We use automated technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the NIST Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees involved in activities with our company and our operating companies regularly undergo mandatory continuing cybersecurity training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information.
Our cybersecurity program is one pillar of our larger corporate governance framework and approach to risk management, which also encompasses oversight by the BBU General Partner’s board of directors and board committees, our Code of Business Conduct and Ethics, our Anti-Bribery and Corruption Policy and our Ethics Hotline.
We also engage regularly with third-party assessors to evaluate the strength of our program through penetration and/or ethical hacking exercises. We have policies and processes to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. However, to date, these incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D, Risk Factors—We rely on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations”.
Governance
Cybersecurity at our company is overseen by our board, audit committee and management, as well as by Brookfield, through the EISP described above.
Management teams of our company’s operating companies supervise cybersecurity and data privacy activity that are specific to such operating companies, and are required to report on activity, including breaches, to our company’s board of directors on a quarterly basis.
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight.
In addition, Brookfield has established an Advisory Committee, led by the CISO and composed of representatives from Brookfield’s operating businesses, including from our management team. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

Brookfield Business Corporation	173

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Notice of Articles and Articles of Brookfield Business Corporation (1)
2.1	Description of Securities (2)
4.1	Rights Agreement by and between Brookfield Corporation and Wilmington Trust, National Association, dated March 15, 2022 (3)
4.2	Registration Rights Agreement between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Corporation, dated March 15, 2022 (4)
4.3	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto, dated January 23, 2024 *
4.4	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P, dated May 24, 2016 (5)
4.5	Guarantee by BBUC Holdings Inc. in favor of certain global party lenders, dated March 15, 2022 (6)
4.6	Credit Agreement between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, dated March 15, 2022 (7)
4.7	Credit Agreement between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, dated March 15, 2022 (8)
4.8	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (9)
4.9	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024 *
4.10	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated February 4, 2022 (10)
4.11	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated May 5, 2022 (11)
4.12	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated November 7, 2023*
4.13
Fifth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury, dated October 17, 2023*

4.14	Amendment to the Guarantee by BBU Holdings Inc. in favour of certain global party lenders, dated May 31, 2022.*
8.1	List of subsidiaries of Brookfield Business Corporation (incorporated by reference to Item 4.C., “Organizational Structure”)*
11.1	Personal Trading Policy*
12.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter of Brookfield Business Corporation*
15.2	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*

174	Brookfield Business Corporation

97.1	Clawback Policy*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
____________________________________
* Filed herewith.
(1)Incorporated by reference to Exhibit 99.1 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(2)Incorporated by reference to Exhibit 2.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on March 29, 2022.
(3)Incorporated by reference to Exhibit 99.2 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(4)Incorporated by reference to Exhibit 99.3 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(5)Incorporated by reference to Exhibit 99.8 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016.
(6)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(7)Incorporated by reference to Exhibit 99.5 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(8)Incorporated by reference to Exhibit 99.6 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(9)Incorporated by reference to Exhibit 99.9 to our company’s Current Report on Form 6-K filed on March 21, 2022.
(10)Incorporated by reference to Exhibit 99.11 to our company’s Current Report on Form 6-K, filed on March 21, 2022.
(11)Incorporated by reference to Exhibit 99.4 to our company’s Current Report on Form 6-K filed on May 13, 2022.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Business Corporation	175

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director
Date: March 1, 2024

176	Brookfield Business Corporation

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Corporation as at December 31, 2023 and 2022 and for each of the years in the three years ended December 31, 2023	F-1

Brookfield Business Corporation	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
Audited Consolidated Financial Statements of Brookfield Business Corporation

F-2	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Brookfield Business Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Corporation (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Goodwill – Refer to Notes 2(m) and 15 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of a CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue growth rates and the discount rate. Goodwill of $4,424 million was allocated to the Company’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
We identified the assessment of goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates and the discount rate.
•Evaluated the reasonableness of management’s revenue growth rates by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Comparing forecasts to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates, benchmarking the assumptions against publicly available information and

Brookfield Business Corporation	F-3

developing a range of independent estimates based on market data and comparing those to the discount rates selected by management, as appropriate.
Goodwill Impairment — Refer to Notes 2(m) and 15 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at its healthcare services operation CGU involves assessing if the carrying amount of a CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate. During the fourth quarter, the carrying amount of the healthcare services CGU exceeded its recoverable amount, resulting in an impairment charge of $599 million. As a result, the remaining balance of goodwill allocated to the healthcare services operation is $690 million.
We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate.
•Evaluated the reasonableness of management’s revenue growth rates and EBITDA margin projections by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Comparing forecasts to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the perpetuity growth rate against actual results, applicable market data, and industry and macroeconomic data, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing an independent discount rate range based on market data and comparing to the discount rate selected by management, as appropriate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 1, 2024

We have served as the company’s auditor since 2021.

F-4	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Business Corporation
Opinion on Internal Controls over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 1, 2024, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 1, 2024

Brookfield Business Corporation	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	4	$772	$736
Financial assets	5	77	80
Accounts and other receivable, net	7	1,352	2,303
Inventory, net	8	61	635
Other assets	11	489	1,126
		2,751	4,880
Non-Current Assets
Financial assets	5	147	417
Accounts and other receivable, net	7	2,217	888
Other assets	11	248	340
Property, plant and equipment	13	2,743	3,765
Deferred income tax assets	20	221	626
Intangible assets	14	6,931	9,295
Equity accounted investments	16	222	251
Goodwill	15	5,702	6,914
		$21,182	$27,376
Liabilities and Equity
Current Liabilities
Accounts payable and other	17	$2,534	$4,333
Non-recourse borrowings in subsidiaries of the company	19	793	415
Exchangeable and class B shares	6	1,501	1,237
		4,828	5,985
Non-Current Liabilities
Accounts payable and other	17	2,284	3,306
Non-recourse borrowings in subsidiaries of the company	19	8,030	12,498
Deferred income tax liabilities	20	1,280	1,516
		$16,422	$23,305
Equity
Brookfield Business Partners	26	$880	$359
Non-controlling interests	12	3,880	3,712
		4,760	4,071
		$21,182	$27,376
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS)	Notes	2023	2022	2021
Continuing operations
Revenues	25	$7,683	$6,803	$6,375
Direct operating costs	22	(6,794)	(6,163)	(5,983)
General and administrative expenses		(268)	(203)	(167)
Interest income (expense), net		(878)	(523)	(210)
Equity accounted income (loss), net	16	3	8	3
Impairment reversal (expense), net	13	(606)	(21)	—
Gain (loss) on acquisitions/dispositions, net	9	87	—	—
Remeasurement of exchangeable and class B shares	6	(264)	836	—
Other income (expense), net		126	(75)	(1)
Income (loss) before income tax from continuing operations		(911)	662	17
Income tax (expense) recovery
Current	20	(167)	(59)	(29)
Deferred	20	95	93	24
Net income (loss) from continuing operations		$(983)	$696	$12
Discontinued operations
Net income (loss) from discontinued operations	10	3,812	380	81
Net income (loss)		$2,829	$1,076	$93
Attributable to:
Brookfield Business Partners (1)		$519	$911	$36
Non-controlling interests	12	2,310	165	57
		$2,829	$1,076	$93
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

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2023	2022	2021
Net income (loss)		$2,829	$1,076	$93
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$40	$(69)	$(214)
Net investment and cash flow hedges	4	3	319	132
Taxes on the above items	20	19	(37)	(13)
Reclassification to profit or loss		(71)	(13)	46
		(9)	200	(49)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	31	(1)	13	264
Fair value through OCI		(21)	—	—
Taxes on revaluation of pension obligations	20	—	4	(12)
		(31)	217	203
Comprehensive income (loss)		$2,798	$1,293	$296
Attributable to:
Brookfield Business Partners (1)		$513	$984	$83
Non-controlling interests		2,285	309	213
		$2,798	$1,293	$296
____________________________________
(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	519	—	—	519	2,310	2,829
Other comprehensive income (loss)	—	—	—	(6)	(6)	(25)	(31)
Total comprehensive income (loss)	—	519	—	(6)	513	2,285	2,798
Contributions	—	—	—	—	—	733	733
Distributions and capital paid	—	—	—	—	—	(2,947)	(2,947)
Ownership changes	—	—	32	(24)	8	97	105
Balance as at December 31, 2023	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	911	—	—	911	165	1,076
Other comprehensive income (loss)	—	—	—	73	73	144	217
Total comprehensive income (loss)	—	911	—	73	984	309	1,293
Contributions	7	—	—	—	7	432	439
Distributions and capital paid	—	(81)	—	—	(81)	(1,178)	(1,259)
Ownership changes	—	—	(35)	—	(35)	628	593
Acquisition of interest	—	—	—	—	—	1,869	1,869
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at December 31, 2022	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
____________________________________
(1)See Note 21 for additional information.
(2)See Note 1(b) for additional information.

Brookfield Business Corporation	F-9

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2021	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
Net income (loss)	—	36	—	—	36	57	93
Other comprehensive income (loss)	—	—	—	47	47	156	203
Total comprehensive income (loss)	—	36	—	47	83	213	296
Contributions	52	—	—	—	52	10	62
Distributions and capital paid	—	(18)	—	—	(18)	(50)	(68)
Ownership changes	—	—	—	—	—	—	—
Reorganization (2)	(1,860)	—	—	—	(1,860)	—	(1,860)
Balance as at December 31, 2021	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
____________________________________
(1)See Note 21 for additional information.
(2)See Note 1 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2023	2022	2021
Operating Activities
Net income (loss) from continuing operations		$(983)	$696	$12
Net income (loss) from discontinued operations	10	3,812	380	81
Net income (loss)		2,829	1,076	93
Adjusted for the following items:
Equity accounted earnings, net of distributions	16	18	3	(1)
Impairment expense, net		609	21	—
Depreciation and amortization expense	22	1,024	892	603
Gain on acquisitions/dispositions, net	9	(4,003)	—	—
Provisions and other items		(129)	81	81
Deferred income tax expense (recovery)	20	(144)	(493)	(45)
Remeasurement of exchangeable and class B shares	6	264	(836)	—
Changes in non-cash working capital, net	30	(330)	(563)	(113)
Cash from (used in) operating activities		138	181	618
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		2,578	8,994	484
Repayment of non-recourse borrowings in subsidiaries of the company		(3,052)	(1,364)	(296)
Proceeds from other financing		92	101	57
Repayment of other financing		(125)	(85)	(114)
Lease liability repayment		(107)	(96)	(94)
Capital provided by others who have interests in operating subsidiaries	25	1,185	2,218	—
Distributions to exchangeable shareholders	6	(18)	(14)	—
Proceeds received from loan with Brookfield Business Partners	1, 27	201	955	—
Repayment and issuance of loans with Brookfield Business Partners	1, 27	(1,641)	(536)	—
Distributions and capital paid to others who have interests in operating subsidiaries	12	(3,039)	(1,178)	(41)
Contributions from (distributions to) Brookfield Business Partners	26, 27	—	(82)	18
Cash from (used in) financing activities		(3,926)	8,913	14
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	—	(8,743)	(7)
Property, plant and equipment and intangible assets		(634)	(655)	(728)
Financial assets and other		(2)	(3)	—
Equity accounted investments		—	—	(2)
Dispositions
Subsidiaries, net of cash disposed		4,406	—	—
Property, plant and equipment and intangible assets		19	33	9
Financial assets and other		3	—	7
Equity accounted investments		7	—	—
Net settlement of derivative assets and liabilities		(13)	134	1
Restricted cash and deposits		1	4	242
Cash from (used in) investing activities		3,787	(9,230)	(478)
Cash and cash equivalents
Change during the period		(1)	(136)	154
Impact of foreign exchange		37	(22)	(37)
Balance, beginning of year		736	894	777
Balance, end of year		$772	$736	$894
Supplemental cash flow information is presented in Note 30.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-11

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
a)    Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (“BBUC” or the “company”), is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries, are referred to collectively as the group. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the group. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at December 31, 2023. The registered head office of Brookfield Business Corporation is 250 Vesey Street, New York, NY, United States. The Class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN). Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to Brookfield Business Partners’ existing master services agreement, or the Master Services Agreement. There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for paying its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of Brookfield Business Partners.
Further details of the Master Services Agreement is described in Note 27.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Board of Directors on March 1, 2024.
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
The company has entered into voting arrangements with Brookfield and its institutional partners, whereby the company gained control of certain investees. These voting arrangements provide the company the authority to direct the relevant activities of the investees, among other things, and therefore provide the company with control. Accordingly, the company consolidated the accounts of these investees.
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
Segment Reporting
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The reporting infrastructure of the company provides the Chief Operating Decision Maker (“CODM”) with the necessary information to allow resource allocation decisions and segment performance assessments to be conducted at an entity-level only. The underlying business objective of the company is to provide investors with an investment vehicle that provides equivalent returns to that of the partnership through a Canadian corporation. Consequently, the CODM’s review of company financial information is conducted solely to ensure that the nature of the business and the financial performance of the investments continue to make the company a viable investment vehicle in alignment with that objective.
The following table summarizes the company’s total non-current assets by geography as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
United States	$9,021	$13,321
Australia	4,126	4,824
Brazil	3,689	3,246
Europe	—	498
United Kingdom	244	450
Other	1,351	157
Total non-current assets	$18,431	$22,496
Further summary on the company’s total revenues by geography for the years ended December 31, 2023, 2022, and 2021 is available in Note 25 (b).
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about the wholly-owned subsidiaries of the company as at December 31, 2023 and 2022:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2023	2022	2023	2022
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the company as at December 31, 2023 and 2022:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2023	2022	2023	2022
Healthcare services	Healthscope Pty Ltd	Australia	100%	100%	28%	28%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	26%	29%
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contract with customers (“IFRS 15”), if applicable.

Brookfield Business Corporation	F-17

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(i)Related party transactions
In the normal course of operations, the company enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 27.
(j)Property, plant and equipment (“PP&E”)
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
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 30 years but not exceeding the term of the lease
Machinery and equipment	Up to 10 years
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(l)Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The company’s intangible assets comprise primarily water and sewage concession rights, brands and trademarks, computer software, customer relationships, proprietary technology and product development costs.
Subsequent to initial recognition, intangible assets are reported at cost less any accumulated amortization and any accumulated impairment losses. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 50 years
Brand and trademarks	Up to 15 years
Computer software	Up to 5 years
Customer relationships	Up to 15 years
Proprietary technology	Up to 5 years
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
(n)Revenues from contracts with customers
Construction operation
The company’s construction operation provides end-to-end design and development solutions under contracts with its customers. The company recognizes revenues on these contracts over a period of time. The company uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 18 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Dealer software and technology services operation
The majority of revenue generated by the company’s dealer software and technology services operation is from contracts with multiple performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The company is required to develop its best estimate of standalone selling price for each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach.
The company’s dealer software and technology services operation primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management Systems (“DMSs”) and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support;
•Interrelated services such as installation, initial training, and data updates.
SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. Under these arrangements the customer obtains access to the software which resides and is maintained on the managed servers of the dealer software and technology operation of the company. The customer does not obtain the right to take possession of the software therefore these arrangements are determined not to include a software license. The support, maintenance and hosting services are not distinct from the SaaS and other hosted services within the context of the contract and are provided over the same period and have the same pattern of transfer of control, and therefore are combined and recognized as a single performance obligation. Setup activities such as installation, initial training and data updates that must be undertaken to fulfill the contract are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.
Revenue for SaaS and other hosted service arrangements are recognized ratably over the duration of the contract. The company’s obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the company’s dealer software and technology operation has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the company’s dealer software and technology operation transfers control evenly over the duration of the contract.
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
Nuclear technology services operation
The company’s interest in its nuclear technology services operation was sold in November 2023, resulting in the deconsolidation of the business. During the period prior to the disposal, revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress over time. The company uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

F-20	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Water and wastewater operation
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Certain of the company’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included within general and administrative expenses within the consolidated statements of operating results. For each defined benefit plan, the company recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other, respectively, in the consolidated statements of financial position. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
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
(w)Assets held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

Brookfield Business Corporation	F-25

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, neither of property, plant and equipment and intangible assets are depreciated or amortized.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of operating results.
Additional disclosures of discontinued operations are provided in Note 10. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(i)Business combinations
The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, customer attrition rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the company will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
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
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(vii)Uncertainty of income tax treatments
The company applies IFRIC 23, Uncertainty over income tax treatments. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(viii)Other
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(aa)New accounting policies adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023.
(i)Amendments to IAS 12 Income taxes (“IAS 12”)
In May 2021, IAS 12 was amended to clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The company adopted this amendment on January 1, 2023 and the adoption did not have a material impact on the company’s consolidated financial statements.
In May 2023, IAS 12 was amended to clarify requirements relating to International Tax Reform - Pillar Two model rules. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”) and (ii) require additional disclosures. The amendments became effective immediately upon their issue and retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The company operates in countries which have enacted new legislation to implement the global minimum top-up tax. The company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.
(ii)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.
The company adopted these amendments on January 1, 2023 and the adoption did not have a material impact on the company’s consolidated financial statements.
(ab)Future changes in accounting policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with expected material impacts on the company.
NOTE 3. ACQUISITION OF BUSINESS
(a)Acquisitions completed in 2023
There were no acquisitions of businesses during the year ended December 31, 2023.
(b)Acquisitions completed in 2022
CDK Global
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with a useful life of 3-5 years, and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the company’s nuclear technology services operation acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The company received 100% of the voting rights through its nuclear technology services operation, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the company’s nuclear technology services operation expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets.
Spanish engineering and outages services business
In March 2022, the company’s nuclear technology services operation closed the acquisition of a Spanish engineering and outage services business for cash consideration of $23 million, subject to purchase price adjustments, and accounted for the transaction as a business combination under IFRS 3.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$772	$772
Accounts and other receivable, net (current and non-current)	—	—	3,569	3,569
Financial assets (current and non-current) (1)(2)	9	55	160	224
Total (3)	$9	$55	$4,501	$4,565
Financial liabilities
Accounts payable and other (1) (3)	$—	$48	$3,386	$3,434
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,823	8,823
Exchangeable and class B shares (4)	—	—	1,501	1,501
Total	$—	$48	$13,710	$13,758
____________________________________
(1)FVOCI include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Total financial assets include $1,404 million of assets pledged as collateral.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $1,384 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 26 for additional information.
Included in cash and cash equivalents as at December 31, 2023 is $374 million of cash (2022: $522 million) and $398 million of cash equivalents (2022: $214 million).
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$736	$736
Accounts and other receivable, net (current and non-current)	—	—	3,191	3,191
Financial assets (current and non-current) (1)(2)	20	208	269	497
Total (3)	$20	$208	$4,196	$4,424
Financial liabilities
Accounts payable and other (1) (3)	$3	$70	$4,684	$4,757
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	12,913	12,913
Exchangeable and class B shares (4)	—	—	1,237	1,237
Total	$3	$70	$18,834	$18,907
____________________________________
(1)FVOCI include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Total financial assets include $2,150 million of assets pledged as collateral.
(3)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $2,882 million.

Brookfield Business Corporation	F-31

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 26 for additional information.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2023, a pre-tax net loss of $19 million (2022: net gain of $90 million, 2021: net gain of $62 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2023, there was a derivative asset balance of $1 million (2022: $nil) and derivative liability balance of $42 million (2022: $28 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2023, a pre-tax net gain of $22 million (2022: net gain of $229 million, 2021: net gain of $70 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2023, there was an unrealized derivative asset balance of $54 million (2022: $208 million) and derivative liability balance of $6 million (2022: $42 million) relating to the derivative contracts designated as cash flow hedges.
(b)Fair value hierarchical levels — financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2023 and 2022:

	2023			2022
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$55	$—	$—	$214	$—
Other financial assets	9	—	—	14	—	—
	$9	$55	$—	$14	$214	$—
Financial liabilities
Derivative liabilities	$—	$48	$—	$—	$71	$—
Other financial liabilities	—	—	—	—	—	2
	$—	$48	$—	$—	$71	$2
There were no transfers between levels during the year ended December 31, 2023.

F-32	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2023	Carrying value December 31, 2022	Valuation technique(s) and key input(s)
Derivative assets	$55	$214	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Derivative liabilities	$48	$71	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2023	2022
Current
Restricted cash	$52	$44
Derivative assets	10	34
Loans and notes receivable	—	2
Other financial assets	$15	$—
Total current	$77	$80
Non-current
Restricted cash	$25	$215
Derivative assets	45	180
Loans and notes receivable	68	8
Other financial assets	9	14
Total non-current	$147	$417
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
During the year ended December 31, 2023, there were 1,135 exchangeable shares exchanged for LP Units (2022: 52,500). As at December 31, 2023, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, $20.58 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the consolidated statements of operating results. During the year ended December 31, 2023, $18 million of dividends (2022: $14 million of dividends) were declared and paid on the outstanding exchangeable shares of the company and included in interest income (expense), net in the consolidated statements of operating results.

Brookfield Business Corporation	F-33

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides a continuity schedule of outstanding exchangeable shares, and class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance at January 1, 2023	72,955,585	1	$1,237
Shares exchanged to LP Units	(1,135)	—	—
Remeasurement (gains) losses	—	—	264
Balance at December 31, 2023	72,954,450	1	$1,501
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 26 for further details related to class C shares.
NOTE 7. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2023	2022
Current, net	$1,352	$2,303
Non-current, net
Accounts receivable	283	137
Retainer on customer contract	70	70
Billing rights	733	681
Loan receivable from Brookfield Business Partners(1)	1,131	—
Total non-current, net	$2,217	$888
Total	$3,569	$3,191
____________________________________
(1)See Note 27 for additional information.
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2023 was $120 million (2022: $142 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Loss allowance - beginning	$77	$64
Add: increase in allowance	108	46
Deduct: bad debt write offs	(34)	(33)
Foreign currency translation and other	(14)	—
Loss allowance - ending	$137	$77

F-34	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 8. INVENTORY, NET

(US$ MILLIONS)	2023	2022
Raw materials and consumables	$52	$270
Work in progress	—	155
Finished goods and other	9	210
Carrying amount of inventories (1)	$61	$635
____________________________________
(1)The change in the balance from December 31, 2022 was primarily from $575 million of dispositions related to the deconsolidation of the company’s nuclear technology services operation.
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Inventory obsolescence provision - beginning	$14	$10
Add: increase in provision	6	7
Deduct: inventory obsolescence write off	(2)	(1)
Deduct: dispositions	(10)	—
Impact of foreign exchange	—	(2)
Inventory obsolescence provision - ending	$8	$14
NOTE 9. DISPOSITIONS
(a)    Dispositions completed in 2023
Dealer software and technology services operation
On May 1, 2023, the company’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/ dispositions, net.
Power delivery business
During February 2023, the company’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a pre-tax net gain of $14 million recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 10 for additional information.
Nuclear technology services operation
On November 7, 2023, the company completed the sale of its nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the company, for total consideration of approximately $3.8 billion, net of transaction closing costs. Upon sale of the business, the company derecognized $2.4 billion of intangibles and goodwill, $1.0 billion of property, plant and equipment, $0.3 billion of deferred tax assets, $3.7 billion of borrowings, and $0.1 billion of other net liabilities. The company recorded a pre-tax net gain of $3.9 billion recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 10 for additional information.
(b)    Dispositions completed in 2022
For the year ended December 31, 2022, the company did not recognize any gains or losses on dispositions.

Brookfield Business Corporation	F-35

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 10. DISCONTINUED OPERATIONS
The revenues and expenses related to our nuclear technology services operation have been presented in the consolidated statements of operating results as a discontinued operation as a result of the sale completed on November 7, 2023.
The nuclear technology services operation was reported as part of continuing operations until the third quarter of 2023 and has since been classified as discontinued operations for both the current and comparative periods.
Operating results of the discontinued operation for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Revenues	$3,506	$3,795	$3,274
Direct operating costs	(3,087)	(3,303)	(2,818)
General and administrative expenses	(176)	(169)	(115)
Interest expense, net	(246)	(219)	(191)
Equity accounted income (loss), net	1	5	2
Impairment expense, net	(3)	—	—
Gain on acquisitions/dispositions, net	3,916	—	—
Other income (expenses), net	(115)	(100)	(88)
Income (loss) before income tax	3,796	9	64
Current and deferred taxes	16	371	17
Net income (loss) from discontinued operations	$3,812	$380	$81
Net income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Net income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(533)	$803	$16
Non-controlling interests	(450)	(107)	(4)
Total	$(983)	$696	$12

Net income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$1,052	$108	$20
Non-controlling interests	2,760	272	61
Total	$3,812	$380	$81

F-36	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Comprehensive income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Comprehensive income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(531)	$839	$(25)
Non-controlling interests	(454)	(62)	(83)
Total	$(985)	$777	$(108)

Comprehensive income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$1,044	$145	$108
Non-controlling interests	2,739	371	296
Total	$3,783	$516	$404
The net cash flows attributable to the operating, investing and financing activities of the discontinued operation for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Operating cash flows	$(57)	$241	$482
Financing cash flows	(3,116)	602	(374)
Investing cash flows	3,839	(833)	(156)
Net cash flows	$666	$10	$(48)
NOTE 11. OTHER ASSETS

(US$ MILLIONS)	2023	2022
Current
Work in progress (1)	$167	$435
Prepayments and other assets	305	391
Assets held for sale	17	300
Total current	$489	$1,126
Non-current
Prepayments and other assets	$248	$340
Total non-current	$248	$340
____________________________________
(1)See Note 18 for additional information.

Brookfield Business Corporation	F-37

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 12. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2023 and 2022 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2023, 2022, and 2021 from the company’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2023
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$1,512	$16,230	$1,798	$11,374	$8,180	$3,149	$(25)	$2,310	$(2,947)	$3,880

	Year ended December 31, 2022
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$3,237	$21,559	$3,313	$16,296	$7,441	$205	$223	$165	$(1,178)	$3,712

	Year ended December 31, 2021
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Total	$5,944	$76	$219	$57	$(50)	$1,652

F-38	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 13. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2022	$81	$2,499	$1,201	$460	$579	$4,820
Additions (cash and non-cash)	—	95	198	3	90	386
Dispositions	(8)	—	(19)	(1)	(29)	(57)
Acquisitions through business combinations (1)	1	18	80	15	38	152
Transfers and assets reclassified as held for sale	(9)	(12)	(51)	(1)	(6)	(79)
Foreign currency translation and other	(2)	(302)	(54)	(25)	(29)	(412)
Balance at December 31, 2022	$63	$2,298	$1,355	$451	$643	$4,810
Additions (cash and non-cash)	—	94	203	6	119	422
Dispositions	(37)	(272)	(1,022)	(66)	(388)	(1,785)
Foreign currency translation and other	(7)	(65)	17	2	4	(49)
Balances at December 31, 2023	$19	$2,055	$553	$393	$378	$3,398

Accumulated depreciation and impairment
Balance at January 1, 2022	$—	$(178)	(392)	(44)	(170)	(784)
Depreciation and impairment expense	—	(63)	(168)	(26)	(89)	(346)
Dispositions	—	—	13	—	23	36
Transfers and assets reclassified as held for sale	—	—	6	—	1	7
Foreign currency translation and other	—	14	13	5	10	42
Balance at December 31, 2022	$—	$(227)	$(528)	$(65)	$(225)	$(1,045)
Depreciation and impairment expense	—	(56)	(153)	(24)	(84)	(317)
Dispositions	—	40	473	15	177	705
Foreign currency translation and other	—	1	3	(1)	(1)	2
Balances at December 31, 2023	$—	$(242)	$(205)	$(75)	$(133)	$(655)
Net book value
December 31, 2022	$63	$2,071	$827	$386	$418	$3,765
December 31, 2023	$19	$1,813	$348	$318	$245	$2,743
____________________________________
(1)See Note 3 for additional information.
The carrying value and depreciation/impairment expense of right-of-use assets as at December 31, 2023 and 2022 are outlined below, by class of underlying asset:

	Year ended December 31, 2023
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$1	$215	$29	$245
Depreciation/impairment expense	—	(32)	(25)	$(57)

Brookfield Business Corporation	F-39

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$2	$379	$37	$418
Depreciation/impairment expense	—	(28)	(28)	$(56)
NOTE 14. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks	Other	Total
Gross carrying amount
Balance at January 1, 2022	$2,054	$374	$2,004	$297	$358	$5,087
Additions	256	—	114	—	69	439
Acquisitions through business combinations (1)	—	4,185	710	295	27	5,217
Dispositions	(1)	—	—	—	—	(1)
Assets reclassified as held for sale	(19)	(140)	—	—	—	(159)
Foreign currency translation	142	(12)	(15)	—	(5)	110
Balances at December 31, 2022	$2,432	$4,407	$2,813	$592	$449	$10,693
Additions	249	—	112	—	48	409
Dispositions	(3)	(807)	(1,937)	(346)	(89)	(3,182)
Foreign currency translation	203	21	5	—	14	243
Balance at December 31, 2023	$2,881	$3,621	$993	$246	$422	$8,163
Accumulated amortization and impairment
Balance at January 1, 2022	$(237)	$(115)	$(466)	$—	$(43)	$(861)
Amortization and impairment expense	(96)	(217)	(214)	(11)	(23)	(561)
Dispositions	2	—	—	—	—	2
Assets reclassified as held for sale	10	19	—	—	—	29
Foreign currency translation	(16)	3	5	—	1	(7)
Balances at December 31, 2022	$(337)	$(310)	$(675)	$(11)	$(65)	$(1,398)
Amortization and impairment expense	(85)	(291)	(288)	(19)	(28)	(711)
Dispositions	—	240	669	6	14	929
Foreign currency translation	(48)	1	1	—	(6)	(52)
Balance at December 31, 2023	$(470)	$(360)	$(293)	$(24)	$(85)	$(1,232)
Net book value
December 31, 2022	$2,095	$4,097	$2,138	$581	$384	$9,295
December 31, 2023	$2,411	$3,261	$700	$222	$337	$6,931
____________________________________
(1)See Note 3 for additional information.
The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets, and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have an average remaining term of 23 years at which point the underlying concession assets will be returned to the various grantors.

F-40	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The proprietary technology within the company pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the company’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the company’s dealer software and technology services operation, assessed to have estimated useful life of 5 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the company through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisition of the company’s dealer software and technology services operation. The brand names were valued at the date of acquisition using the relief from royalty method. The brand names and trademarks acquired were assessed to have estimated useful lives of 15 years.
Customer relationships pertain to strong and continuing relationships with many of the company’s customers which contribute to the revenues and cash flows generated by the company’s respective operations. The company has recognized customer relationships from the acquisition of its dealer software and technology services operation. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have estimated useful life of 15 years.
NOTE 15. GOODWILL

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$6,914	$2,216
Acquisitions through business combinations (1)	—	4,836
Impairment	(599)	—
Dispositions	(577)	—
Assets reclassified as held for sale	—	(11)
Foreign currency translation	(36)	(127)
Balance at end of year	$5,702	$6,914
____________________________________
(1)See Note 3 for additional information.
The company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the company compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the company’s cash-generating units are determined by calculating their value in use. For each cash generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates, and perpetuity growth rates which individually range from 5.3% to 6.6%, 8.4% to 13.0%, and 2.2% to 3.0%, respectively. These assumptions and inputs are forecasted over a period of 5 years and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations.
During the year ended December 31, 2023, the company recorded a goodwill impairment loss of $599 million on a cash-generating unit. The impairment is related to the company’s investment in healthcare services and is a result of changes in forecasted cash flow assumptions from revised expectations of hospital admissions and operating costs. The recoverable amount calculated to assess goodwill impairment was based on an estimate of value in use using a discounted cash flow analysis incorporating unobservable inputs.
As at December 31, 2023, the recoverable amounts of the company’s remaining cash-generating units with material goodwill balances which comprise its construction operation and dealer software and technology services operation, were greater than their carrying values with significant headroom.

Brookfield Business Corporation	F-41

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Dealer software and technology services operation	$4,424	$4,580
Healthcare services	690	1,310
Other operations	588	1,024
Total	$5,702	$6,914
NOTE 16. EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of equity accounted investments as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	2023	2022
Equity accounted investments
Economic interest (%)	49% – 50%	18% – 50%
Voting interest (%)	49% – 50%	18% – 50%
Carrying value	$222	$251
The following table presents the change in the equity accounted investment balance for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$251	$70
Acquisitions through business combinations	—	184
Dispositions	(17)	—
Share of net income	4	13
Distributions received	(23)	(16)
Foreign currency translation	7	—
Balance at end of period	$222	$251
The following tables present the gross assets and liabilities of the company’s equity accounted investments as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Current assets	$417	$446
Non-current assets	629	688
Total assets	1,046	1,134

Current liabilities	339	392
Non-current liabilities	282	194
Total liabilities	621	586
Total net assets	$425	$548
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present the gross amounts of revenues, net income and other comprehensive income from the company’s equity accounted investments for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Revenues	$343	$378	$243

Net income	7	36	11
Other comprehensive income	—	—	—
Total comprehensive income	$7	$36	$11
NOTE 17. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2023	2022
Current
Accounts payable	$849	$1,253
Accrued and other liabilities	545	805
Lease liabilities	43	76
Financial liabilities (1)	109	145
Work in progress (2)	481	1,175
Provisions and decommissioning liabilities	502	609
Liabilities held for sale	5	42
Loan payable to Brookfield Business Partners	—	228
Total current	$2,534	$4,333
Non-current
Accounts payable	$84	$84
Accrued and other liabilities	312	573
Lease liabilities	269	423
Financial liabilities (1)	1,378	1,694
Work in progress (2)	20	49
Provisions and decommissioning liabilities	221	483
Total non-current	$2,284	$3,306
____________________________________
(1)Includes financial liabilities of $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 and $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 related to the failed sale and leaseback of hospitals. During the year, a gain of $341 million was recognized in other income (expense), net in the consolidated statement of operating results from the extinguishment of a liability related to leased hospitals. Concurrent with the extinguishment of this liability, the company entered into a new failed sale leaseback arrangement with a different counterparty for the same hospitals.
(2)See Note 18 for additional information.
Included within accounts payable and other at December 31, 2023 was $312 million of lease liabilities (2022: $499 million). Interest expense on lease liabilities was $17 million for the year ended December 31, 2023 (2022: $15 million).
The company’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 29.

Brookfield Business Corporation	F-43

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents the change in the provision balances for the years ended December 31, 2023 and 2022:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2022	$385	$109	$543	$1,037
Additional provisions recognized	—	20	466	486
Reduction arising from payments/derecognition	(3)	(43)	(174)	(220)
Accretion expenses	8	—	—	8
Change in discount rate	(182)	—	(12)	(194)
Change in other estimates	14	(6)	1	9
Foreign currency translation	(1)	(6)	(27)	(34)
Balance at December 31, 2022	$221	$74	$797	$1,092
Additional provisions recognized	—	48	147	195
Reduction arising from payments/derecognition	(3)	(15)	(192)	(210)
Accretion expenses	7	—	18	25
Change in discount rate	(43)	—	—	(43)
Change in other estimates	—	(2)	10	8
Dispositions	(181)	(23)	(142)	(346)
Foreign currency translation	(1)	1	2	2
Balance at December 31, 2023	$—	$83	$640	$723
NOTE 18. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2023	2022	2021
Contract costs incurred to date	$13,272	$21,014	$21,290
Profit recognized to date (less recognized losses)	117	2,044	1,760
	13,389	23,058	23,050
Less: progress billings	(13,723)	(23,847)	(24,021)
Contract work in progress (liability)	$(334)	$(789)	$(971)
Comprising:
Amounts due from customers — work in progress (1)	$167	$435	$427
Amounts due to customers — creditors (2)	(501)	(1,224)	(1,398)
Net work in progress	$(334)	$(789)	$(971)
____________________________________
(1)The change in the balance from December 31, 2022 was due to billed amounts of $2,055 million, additions to work in progress of $2,119 million and dispositions of $332 million.
(2)The change in the balance from December 31, 2022 was due to recognized revenue of $1,233 million, additions to work in progress of $1,301 million, dispositions during the year of $805 million and an increase of $14 million from other changes.

F-44	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 19. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Total borrowings
2024	$796
2025	135
2026	114
2027	1,363
2028	279
Thereafter	6,374
Total - principal repayments	$9,061
Deferred financing costs and other accounting adjustments	(238)
Total - December 31, 2023	$8,823
Total - December 31, 2022	$12,913
Current and non-current non-recourse borrowings in subsidiaries of the company as at December 31, 2023, net of deferred financing costs and other accounting adjustments were $793 million and $8,030 million, respectively (2022: $415 million and $12,498 million, respectively). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
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
The company’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
The following table summarizes the weighted average interest rates and terms of non-recourse borrowings in subsidiaries of the company as at December 31, 2023 and 2022:

	Weighted average rate (%)		Weighted average term (years)		Total
(US$ MILLIONS, except as noted)	2023	2022	2023	2022	2023	2022
Total	10.1%	8.7%	6.5	5.1	$8,823	$12,913
The company enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 28 and Note 29 for additional information on the company’s interest rate derivatives and financial risk management. As at December 31, 2023, the weighted average interest rate of the company’s total non-recourse borrowings including the effect of interest rate derivatives was 9.0%.

Brookfield Business Corporation	F-45

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table summarizes the non-recourse borrowings in subsidiaries of the company by currency as at December 31, 2023 and 2022:

(US$ MILLIONS, except as noted)	2023	Local currency		2022	Local currency
U.S. dollars	$5,705		$5,705	$10,244		$10,244
Brazilian reais	2,264	R$	10,958	1,692	R$	8,826
Australian dollars	854	A$	1,254	949	A$	1,393
Other	—			28
Total	$8,823			$12,913
NOTE 20. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Current income tax expense (recovery)	$167	$59	$29
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(72)	(76)	(1)
Recovery arising from previously unrecognized tax assets	(20)	—	(23)
Change in tax rates and imposition of new legislation	(3)	(17)	—
Deferred income tax expense (recovery)	(95)	(93)	(24)
Total income tax expense (recovery)	$72	$(34)	$5
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the company’s subsidiaries operate.
The company’s effective income tax rate is different from the company’s composite income tax rate due to the following differences set out below:

(%)	2023	2022	2021
Composite income tax rate	26%	26%	26%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(13)	(31)	15
International operations subject to different tax rates	(1)	1	(9)
Recognition of deferred tax assets	3	—	(39)
Non-recognition of the benefit of current year’s tax losses	(2)	3	19
Change in tax rates and imposition of new legislation	—	(3)	1
Non-deductible expenses and other	(22)	—	16
Effective income tax rate	(9)%	(4)%	29%
Deferred income tax assets and liabilities as at December 31, 2023 and 2022 relate to the following:

F-46	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(US$ MILLIONS)	2023	2022
Non-capital losses (Canada)	$2	$6
Losses (U.S.)	15	160
Losses (International)	349	308
Difference in basis	(1,425)	(1,364)
Total net deferred tax (liability) asset	$(1,059)	$(890)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$221	$626
Deferred income tax liabilities	(1,280)	(1,516)
Total net deferred tax (liability) asset	$(1,059)	$(890)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2023	2022
Opening net deferred tax (liability) asset	$(890)	$(139)
Recognized in income from continuing operations	95	93
Recognized in income from discontinued operations	49	400
Recognized in other comprehensive income	19	(33)
Other (1)	(332)	(1,211)
Net deferred tax (liability) asset	$(1,059)	$(890)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
After three years from reporting date	$12	$24
No expiry	75	225
Total	$87	$249
The components of the income taxes in other comprehensive income for the years ended December 31, 2023, 2022, and 2021 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
FVOCI securities	$—	$(8)	$—
Net investment hedges	(1)	2	5
Cash flow hedges	(18)	43	7
Pension plan actuarial changes	—	(4)	12
Total tax expense (recovery) in other comprehensive income	$(19)	$33	$24
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $279 million (2022: $nil).

Brookfield Business Corporation	F-47

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the years ended December 31, 2023, 2022 and 2021:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(458)	$123	$(335)
Other comprehensive income (loss)	31	(37)	(6)
Ownership changes	—	(24)	(24)
Balance as at December 31, 2023	$(427)	$62	$(365)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	(18)	91	73
Balance as at December 31, 2022	$(458)	$123	$(335)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(371)	$(84)	$(455)
Other comprehensive income (loss)	(69)	116	47
Balance as at December 31, 2021	$(440)	$32	$(408)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 22. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 27. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provides management services under a master services agreement with Brookfield (the “Master Services Agreement”).

F-48	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2023, 2022, and 2021:

(US$ MILLIONS)	2023	2022	2021
Inventory costs	$527	$490	$491
Subcontractor and consultant costs	2,432	2,509	2,948
Concession construction materials and labor costs	299	323	235
Depreciation and amortization expense	728	498	262
Compensation	1,749	1,503	1,322
Other direct costs	1,059	840	725
Total	$6,794	$6,163	$5,983
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in direct operating costs for the year ended December 31, 2023 were $13 million (2022: $11 million ) and $4 million (2022: $4 million), respectively.
NOTE 23. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the company’s operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2023, the total outstanding amount was approximately $1.2 billion (2022: approximately $1.7 billion). The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The company is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2023 could result in a material settlement liability to the company.
NOTE 24. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2023.
(b)Lease liabilities
The following table summarizes the company’s undiscounted maturity schedule for lease obligations as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Lease obligations
Less than 1 year	$55	$96
1 to 5 years	136	223
5+ years	348	490
Total	$539	$809

Brookfield Business Corporation	F-49

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 25. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,
(US$ MILLIONS)	2023	2022	2021
Timing of revenue recognition
Goods and services provided at a point in time	$2,857	2,577	$2,411
Services transferred over a period of time	4,824	4,203	3,937
Total revenues from contracts with customers	7,681	6,780	6,348
Other revenue	2	23	27
Total revenues	$7,683	$6,803	$6,375
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the years ended December 31, 2023, 2022, and 2021:

(US$ MILLIONS)	2023	2022	2021
United Kingdom	$864	$709	$1,085
United States	1,734	820	—
Australia	3,848	4,228	4,414
Brazil	934	871	639
Other	303	175	237
Total revenues	$7,683	$6,803	$6,375
(c)Remaining performance obligations
At the company’s construction operation, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2023, the company’s backlog of construction projects was approximately $6.2 billion (2022: $5.7 billion). The company expects to recognize most of this amount within the next 12 months and the remainder in the next 5 years.
The company’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.3 billion. The company expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the company has the right to invoice.
The company’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2023, the remaining performance obligations were approximately $10.6 billion (2022: approximately $10.4 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.

F-50	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 26. EQUITY
The following table provides a continuity of the company’s outstanding common equity for the year ended December 31, 2023:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance at January 1, 2023	25,934,121	$737
Balance at December 31, 2023	25,934,121	$737
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
NOTE 27. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company include Brookfield Corporation’s subsidiaries and operating entities.
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
Pursuant to the Master Services Agreement, on a quarterly basis, the Service Recipients pay a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities.
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the year ended December 31, 2023 was $17 million (2022: $15 million, 2021: $24 million). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated statements of operating results.
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
In addition, Brookfield has entered into indemnity agreements with the company related to certain contracts that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such contracts.

Brookfield Business Corporation	F-51

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at December 31, 2023, the amount subscribed from the company was $nil and the amount subscribed from Brookfield Business Partners was $725 million (2022: $1,475 million). On November 7, 2023, $750 million of perpetual preferred equity securities were redeemed. The remaining capacity available on the commitment agreement with Brookfield is $25 million
As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a 10-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility permits the company to borrow up to $1 billion from Brookfield Business Partners and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at December 31, 2023, the net amount outstanding on deposit is $135 million receivable from Brookfield Business Partners included in accounts and other receivable, net (2022: $25 million).
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
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at December 31, 2023, the deposit from Brookfield was $nil and the company incurred interest expense of $nil for the year ended December 31, 2023 on these deposits.
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at December 31, 2023, the company had a loan receivable of $1.1 billion from Brookfield Business Partners in connection with the proceeds received from the disposition of the company’s nuclear technology services operation. The loan receivable is non-interest bearing and is due on demand and included in accounts and other receivable, net.
Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(US$ MILLIONS)	2023	2022	2021
Transactions during the period
Revenues (1)	$115	$220	$418
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

F-52	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(US$ MILLIONS)	December 31, 2023	December 31, 2022
Balances at end of period:
Accounts and other receivable, net	$1,376	$602
Accounts payable and other	23	269
Non-recourse borrowings in subsidiaries of the company	68	—
NOTE 28. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk), and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The following table summarizes the aggregate notional amounts of the company’s derivative positions as at December 31, 2023 and 2022:

(US$ MILLIONS)	December 31, 2023	December 31, 2022
Foreign exchange contracts	$614	$2,529
Cross currency swaps	111	110
Interest rate derivatives	4,375	3,846
	$5,100	$6,485
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the company as at December 31, 2023 and 2022. The notional amounts as at December 31, 2023 and 2022 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2023	2022	2023	2022
Foreign exchange contracts
Australian dollars	$39	$387	1.48	1.58
Brazilian real	575	—	5.21	—
British pounds	—	263	—	0.82
Canadian dollars	—	106	—	1.35
Euros	—	640	—	0.94
Swedish krona	—	1,086	—	9.78
Other	—	47
	$614	$2,529

Brookfield Business Corporation	F-53

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying derivative instruments by term to maturity as at December 31, 2023 and the comparative notional amounts as at December 31, 2022, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2023				2022
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$—	$—	$—	$—	$1,022
Interest rate derivatives	—	46	—	46	—
Designated for hedge accounting
Foreign exchange contracts	3	611	—	614	1,507
Cross currency swaps	111	—	—	111	110
Interest rate derivatives	486	3,843	—	4,329	3,846
	$600	$4,500	$—	$5,100	$6,485
NOTE 29. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the company consists of non-recourse borrowings in subsidiaries of the company, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2023	2022
Non-recourse borrowings in subsidiaries of the company	$8,823	$12,913
Cash and cash equivalents	(772)	(736)
Net debt	8,051	12,177
Total equity	4,760	4,071
Total capital	$12,811	$16,248
Net debt-to-capital ratio	63%	75%
The company manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the company, ensuring a diversity of funding sources as well as managing its maturity profile. The company also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate currency risk.
The company’s financing plan is to fund its recurring growth capital expenditures with cash flows generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large-scale development projects and acquisitions, the company will evaluate a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The company will seek to raise additional equity if it believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 19, the company has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The company does not have any market capitalization covenants attached to any of its borrowings and the company is in compliance with all covenant requirements.

F-54	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The following tables detail the contractual maturities for the company’s financial liabilities as at December 31, 2023 and 2022. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the company can be required to repay. The tables include both interest and principal cash flows:

	2023
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$1,477	$284	$410	$1,028	$3,199
Interest-bearing liabilities	1,543	862	3,999	9,392	15,796
Lease liabilities	55	42	94	348	539
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $1,317 million.

	2022
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$3,311	$275	$389	$1,623	$5,598
Interest-bearing liabilities	1,517	3,887	6,195	6,612	18,211
Lease liabilities	96	79	144	490	809
___________________________________
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2023 and 2022, a 50 basis points increase or decrease in interest rates would have the following impact on the company’s net income and other comprehensive income (loss) on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2023	$12	$(12)	$(36)	$36
December 31, 2022	$45	$(45)	$(40)	$40
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the company’s net investment and cash flows denominated in currencies other than the U.S. dollar. The company enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar
The following tables summarize the company’s currency exposure as at December 31, 2023 and 2022:

	2023
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	Other	Total
Assets
Current assets	$1,028	$719	$186	$156	$—	$648	$14	$2,751
Non-current assets	10,437	4,126	155	24	—	3,683	6	18,431
	$11,465	$4,845	$341	$180	$—	$4,331	$20	$21,182

Liabilities
Current liabilities	$2,728	$1,090	$358	$88	$—	$555	$9	$4,828
Non-current liabilities	6,131	2,647	72	30	—	2,713	1	11,594
	$8,859	$3,737	$430	$118	$—	$3,268	$10	$16,422

Non-controlling interests	2,505	618	—	—	—	757	—	3,880
Net investment attributable to Brookfield Business Partners	$101	$490	$(89)	$62	$—	$306	$10	$880

F-56	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the company’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(50)	$50
Canadian dollar	—	—	(6)	6
Brazilian real	—	—	(2)	2
Other	—	—	8	(8)

	December 31, 2022
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$15	$(15)	$(69)	$69
Canadian dollar	(3)	3	2	(2)
Brazilian real	—	—	(29)	29
Euro	12	(12)	(15)	15
Other	5	(5)	(2)	2

	December 31, 2021
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$9	$(9)	$(60)	$60
Canadian dollar	(3)	3	(2)	2
Brazilian real	—	—	(28)	28
Euro	11	(11)	(12)	12
Other	4	(4)	12	(12)
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 30. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2023	2022	2021
Net interest paid (received)	$1,024	$677	$324
Net income taxes paid (received)	162	52	87
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the company’s lease contracts for the year ended December 31, 2023 were $160 million (2022: $146 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2023	2022	2021
Accounts receivable	$(142)	$208	$(81)
Inventory	(86)	(67)	114
Prepayments and other	(204)	(12)	20
Accounts payable and other	102	(692)	(166)
Changes in non-cash working capital, net	$(330)	$(563)	$(113)
The following table presents the change in the balance of non-recourse borrowings in subsidiaries of the company arising from financing activities as at December 31, 2023 and 2022:

(US$ MILLIONS)	2023	2022
Balance at beginning of year	$12,913	$5,246
Cash flows	(475)	7,629
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(3,722)	99
Foreign currency translation	156	22
Other changes	(49)	(83)
Balance at end of year	$8,823	$12,913

Brookfield Business Corporation	F-59

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 31. POST-EMPLOYMENT BENEFITS
The company maintains several defined benefit pension plans within its subsidiaries. These plans are administered in various countries, the most significant of which is in the United States. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.
The following table shows the changes in the present value of the defined benefit pension plan obligations and the fair values of plan assets as at December 31, 2023 and 2022.

(US$ MILLIONS)	2023	2022
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$1,639	$2,221
Service cost	6	14
Interest cost	65	58
Participant contributions	—	1
Foreign currency exchange differences	(38)	(8)
Actuarial (gain) loss due to financial assumption changes	—	(600)
Actuarial (gain) loss due to demographic assumption changes	—	(1)
Actuarial experience adjustments	—	32
Benefits paid from plan assets	(72)	(67)
Benefits paid from employer	(4)	(11)
Disposals	(1,596)	—
Defined benefit obligation at end of year	$—	$1,639

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(1,283)	$(1,887)
Interest income	(52)	(49)
Return on plan assets (excluding interest income)	—	561
Foreign currency exchange differences	(3)	44
Employer contributions	(26)	(36)
Participant contributions	—	(1)
Benefits paid from plan assets	72	67
Benefits paid from employer	5	11
Administrative expenses paid from plan assets	6	7
Disposals	1,281	—
Fair value of plan assets at end of year	$—	$(1,283)
Net liability at end of year	$—	$356
The net liabilities for the post-employment benefits are recorded within accounts payable and other in the consolidated statements of financial position.
NOTE 32. SUBSEQUENT EVENTS
(a)Distribution
On February 1, 2024 the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on March 28, 2024 to shareholders of record as at the close of business on February 29, 2024.

F-60	Brookfield Business Corporation