Form 20-F
period 2024-12-31
Brookfield Business Corp
filed 2025-04-01
CIK 1871130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
72,954,446 Class A Exchangeable Subordinate Voting Shares as of December 31, 2024
One Class B Multiple Voting Share as of December 31, 2024
25,934,120 Class C Non-Voting Shares as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION AND USE OF CERTAIN TERMS
We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F all financial information is presented in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board, or IASB.
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
Unless the context suggests otherwise, in this Form 20-F references to:
•“2025 REU Exchange” means the acquisition of 18,105,781 Redemption-Exchange Units by the partnership from certain subsidiaries of Brookfield Wealth Solutions in exchange for the issuance of 18,105,781 units to such subsidiaries of Brookfield Wealth Solutions, pursuant to the exercise of the Redemption-Exchange Mechanism;
•“articles” means the notice of articles and articles of our company;
•“Asset Management Company” means Brookfield Asset Management ULC, which is wholly-owned, directly and indirectly, by Brookfield Asset Management;
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
•“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties;

Brookfield Business Corporation	1

•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd.;
•“CDK Global” means CDK Global II LLC;
•“CDS” means Clearing and Depository Services Inc.;
•“class B shares” means the class B multiple voting shares in the capital of our company and “class B share” means any one of them;
•“class C shares” means the class C non-voting shares in the capital of our company and “class C share” means any one of them;
•“Code” means the Internal Revenue Code of 1986, as amended;
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
•“IFRS” means IFRS® Accounting Standards as issued by the IASB;
•“IFRS 3” means IFRS 3, Business combinations;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance contracts;
•“incentive distribution” means the distribution payable to holders of Special LP Units as described under “Related Party Transactions-Incentive Distributions”;
•“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;
•“IRS” means the Internal Revenue Service;
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

2	Brookfield Business Corporation

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
•“PRI” means Principles for Responsible Investment;
•“Redemption-Exchange Mechanism” means the mechanism by which a holder of Redemption-Exchange Units may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company;
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
•“Rights Agreement” means the amended and restated rights agreement dated December 23, 2024, by and between Brookfield Corporation and Wilmington Trust, National Association;

Brookfield Business Corporation	3

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
•“Treasury Regulations” means the regulations promulgated under the Code;
•“TSX” means the Toronto Stock Exchange;
•“unitholders” means the holders of the partnership’s units;
•“units” or “LP Units” means the non-voting limited partnership units of the partnership;
•“U.S. Exchange Act” means U.S. Securities Exchange Act of 1934, as amended;
•“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
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

4	Brookfield Business Corporation

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

Brookfield Business Corporation	5

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
•changes to our credit ratings;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies and foreign trade policies and tariffs;
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
•cybersecurity incidents;
•changes in government policy and legislation;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;

6	Brookfield Business Corporation

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

Brookfield Business Corporation	7

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. We therefore expect that the market price of the exchangeable shares will be impacted by the market price of units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by Brookfield Business Partners in its continuous disclosure filings. Copies of the partnership’s continuous disclosure filings will be available electronically on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) on the SEC’s website at www.sec.gov or SEDAR+ at www.sedarplus.ca.
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

8	Brookfield Business Corporation

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
•Risks relating to changes or developments in U.S. laws or policies, including U.S. domestic and economic policies and trade policies and tariffs.
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
•Risks relating to operating costs and maintaining operations of our healthcare services.
•Risks relating to our dealer software and technology services operation.
•Risks relating to the unpredictable award of new contracts in the construction market.

Brookfield Business Corporation	9

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
•Risks relating to differing laws in effect in Canada and Bermuda.
Risks Relating to Taxation
•Risks relating to United States, Canadian and Bermudian taxation, and the effects thereof on our business and operations.

10	Brookfield Business Corporation

Risks Relating to our Operations Generally
Our group’s operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our group’s operations and the trading price of the exchangeable shares and the units could be further adversely impacted.
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

Brookfield Business Corporation	11

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

12	Brookfield Business Corporation

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

Brookfield Business Corporation	13

Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial condition.
The President of the United States of America has imposed a 25% tariff on imports of steel and aluminum into the U.S., as well as tariffs on China, the auto sector and other tariffs, and may implement new tariffs in the future, including a 25% across the board tariff on Canada, Mexico and other nations. The eventuality, timing and rates of new tariffs, as well as the length of time that recently implemented tariffs remain in place, are difficult to predict at this time. There also are risks associated with retaliatory tariffs that other nations have implemented and may continue to implement against the U.S., and the increase of tariffs on both sides in an escalating trade war, all of which may strain international trade relations and impair global economic growth. The imposition of such tariffs or other similar trade restrictions may be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements. In addition, changes or developments in U.S. laws and policies, such as laws relating to U.S. domestic economic policies, including the Inflation Reduction Act of 2022 (“IRA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may lead to a loss of substantial tax credits under the IRA, among other possible changes, that could have a material impact on our operations.
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

14	Brookfield Business Corporation

Alternative and emerging technologies, including artificial intelligence could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative and emerging technologies, including artificial intelligence, that may impact the demand for, or use of, the businesses and assets that our group owns and operates. While some such technologies are in earlier stages of development, ongoing research and development activities may improve such technologies, including artificial intelligence. Moreover, the use of artificial intelligence, including our use of third-party products incorporating artificial intelligence, and the overall adoption of artificial intelligence throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our business. There is substantial uncertainty about the extent to which artificial intelligence will result in dramatic changes throughout the world, and we may not be able to anticipate, prevent, mitigate, or remediate all of the potential risks, challenges, or impacts of such changes. Such changes could potentially disrupt and impair, among other things, our business models, investment strategies, operational processes and the competitive advantage of our businesses and assets, and as a result our businesses, financial condition, results of operations and cash flow could be materially and adversely affected.
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

Brookfield Business Corporation	15

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

16	Brookfield Business Corporation

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

Brookfield Business Corporation	17

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
Our group’s operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage. In addition to the physical risks associated with climate change, we are also subject to transition risks, which include those risks related to the impact of climate- and sustainability-related legislation and regulation, as well as risks arising from climate-related business trends.
New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect our group and also materially increase our group’s regulatory compliance burden. Our group also faces business trend-related climate risks. Certain investors are taking into account sustainability factors, including climate risks, in determining whether to invest in our company. Moreover, certain investors have demonstrated activism with respect to public companies, including by urging them to take certain actions that could adversely impact the value of a business, or refrain from taking certain actions that could improve the value of a business. Investor focus and activism related to sustainability and similar matters may constrain capital raising opportunities. Our group’s reputation and investor relationships could be damaged as a result of our group’s involvement in certain industries, operating businesses or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions our group makes to continue to conduct or change our group’s activities in response to considerations relating to climate change.
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

18	Brookfield Business Corporation

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
Our group relies heavily on our group’s financial, accounting, communications and other data processing systems. Our group’s businesses collect, store and use large amounts of sensitive information through our group’s information technology systems, such as our healthcare services, which handles confidential health information of patients. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be, subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Our dealer software and technology services operation has been subject to such an attack in June 2024 - see item 16.k - Cybersecurity. Threat actors and hackers have previously been, and may in the future be, able to negatively affect our operations by penetrating our security controls and causing system and operational disruptions or shutdowns, accessing, misappropriating or otherwise compromising protected personal information and proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities, and disrupt or shutdown our systems and operations. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. While we believe that prior cyber-related attacks and incidents (including the cybersecurity incident at our dealer software and technology services operation in June 2024) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition. Cybersecurity incidents may remain undetected for an extended period, which could exacerbate these consequences. The cost to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. In addition, a significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our group’s contractual or other legal obligations regarding such data or intellectual property or a violation of our group’s privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
If our information systems and other technology are compromised, do not operate or are disabled, such incidents could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. Our group has become increasingly reliant on third party service providers for certain aspects of our group’s business, including for the administration of certain funds our group manages, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our group’s businesses, including a disruption involving electronic communications or other services used by our group, our vendors or third parties with whom we conduct business, may have an adverse impact on our group’s ability to continue to operate our group’s businesses without interruption which could have a material adverse effect on our group. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own group’s data centers. These risks also increase to the extent our group engages with vendors and third parties in jurisdictions with which our group is not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, our group generally has less control over the delivery of such third-party services, and as a result, our group may face disruptions to our group’s ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that our group engages could result in cascading systems failures for our group. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident.

Brookfield Business Corporation	19

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
Brookfield, the partnership, our company and our operating businesses are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the United Kingdom Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), Part IV of the Canadian Criminal Code and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
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

20	Brookfield Business Corporation

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
Our businesses are subject to intellectual property challenges.
Patents, non-compete agreements, proprietary technologies, customer relationships, trademarks, trade names and brand names are important to our business. Intellectual property protection, however, may not preclude competitors from developing products similar to ours or from challenging our names or products. Our pending patent applications, and our pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents, copyrights, trademarks and other intellectual property rights may not provide us a significant competitive advantage. Furthermore, participants in our markets may use challenges to intellectual property as a means to compete. Patent and trademark challenges increase our costs to develop, engineer and market our products. We may need to spend significant resources monitoring our intellectual property rights and we may or may not be able to detect infringement by third parties. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Brookfield Business Corporation	21

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
Changes in the operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct hospital business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of our healthcare services to generate revenues, including reduced hospital admissions. Certain significant expenditures, including fees related to health and safety measures, legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate our healthcare services.
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

22	Brookfield Business Corporation

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

Brookfield Business Corporation	23

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
In most instances, our construction operation guarantees to its clients that they will complete a project by a scheduled date. If the project subsequently fails to meet the scheduled date, we could incur additional costs or penalties commonly referred to as liquidated damages, which are usually capped. Although we attempt to negotiate waivers of consequential loss, on some contracts there is some liability, which is also usually capped. In addition, although we have indemnity agreements with Brookfield that relate to certain construction projects, there can be no assurance that such indemnity agreements will sufficiently cover the payments we may be required to make in the future. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. For example, for the year ended December 31, 2024, we reported a provision relating to such claims. There can also be a liability where certain performance standards are not met. Such penalties may be significant and could impact our construction operation’s financial position or results of future operations. Furthermore, schedule delays may also reduce profitability because staff may be prevented from pursuing and working on new projects. Project delays may also reduce customer satisfaction, which could impact future awards.
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

24	Brookfield Business Corporation

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
As of the date of this Form 20-F, Brookfield Holders, directly and indirectly, collectively hold approximately 65.9% of our exchangeable shares. In addition, Brookfield Business Partners, which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our group after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield Holders and Brookfield Business Partners hold an approximate 91% voting interest in our group. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, being subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield Business Corporation	25

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

26	Brookfield Business Corporation

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
As of the date of this From 20-F, Brookfield Holders collectively own, directly and indirectly, approximately 65.9% of our exchangeable shares, entitling them to the same dividends that other exchangeable shareholders will receive. In addition, Brookfield Business Partners owns all of the issued and outstanding class B shares, which represent a 75% voting interest, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield Holders and Brookfield Business Partners hold an approximate 91% voting interest in our company. Brookfield Business Partners’ ownership of class C shares entitles it to receive dividends as and when declared by our board of directors. Accordingly, Brookfield Holders and Brookfield Business Partners’ ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield Holders may increase their ownership position in our company. Brookfield Holders may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield Holders increasing their ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
As of the date of this Form 20-F, Brookfield Holders, directly and indirectly, collectively hold approximately 65.9% of our exchangeable shares. In accordance with our articles, the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares (which carry one vote per exchangeable share), and except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Brookfield Business Partners, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. As a result, Brookfield is

Brookfield Business Corporation	27

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
During the fourth quarter of 2024, the volume weighted average price per unit was $23.65, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2024, there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.
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

28	Brookfield Business Corporation

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
As of the date of this From 20-F, Brookfield currently holds approximately 36.6% of the issued and outstanding interests in Holding LP through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 67.6% of the issued and outstanding units (including other issued and outstanding units that Brookfield Holders currently own).
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

Brookfield Business Corporation	29

We guarantee certain debt obligations of Brookfield Business Partners, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
A wholly-owned subsidiary of our company has agreed to fully and unconditionally guarantee Brookfield Business Partners’ obligations under the partnership’s $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield. In addition, our company may provide additional guarantees of Brookfield Business Partners’ debt or debt-like obligations in the future, thereby causing us to become liable for such obligations. As a result of the guarantees, our company is exposed to the credit risk of Brookfield Business Partners. If Brookfield Business Partners is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B, “Related Party Transactions - Credit Support”.
Brookfield and the Walled-Off Businesses (including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-Off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that we and our subsidiaries as well as Brookfield, Brookfield Accounts that our group may be invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities; (ii) the pursuit by Walled-Off Business Accounts of investment opportunities suitable for us and Brookfield Accounts that we are invested in, without making such opportunities available to our group or those Brookfield Accounts, and (iii), the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our group and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that we are invested in could be adversely impacted by a Walled-Off Business’ activities. Competition from Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our group’s (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from our interests and/or Brookfield Accounts that we are invested in which could adversely impact our group’s (direct and/or direct) investments. For more information, see Item 7.B, “Related Party Transactions – Conflicts of Interest and Fiduciary Duties – Businesses Subject to Information Walls”.
Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that our group are invested in.
Brookfield and a Walled-Off Business are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, we and/or Brookfield Accounts that we are invested in and a Walled-Off Business Account may each have significant positions in one or more of the same issuers. As such, Brookfield and a Walled-Off Business will likely need to aggregate certain investment holdings, including our holdings, Brookfield Accounts that we are invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, a Walled-Off Business’s activities could result in earlier public disclosure of investments by us and/or Brookfield Accounts that our group may be invested in, restrictions on transactions by us and/or Brookfield Accounts that our group may be invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by us and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others.

30	Brookfield Business Corporation

Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that our group may be invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our company, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our security holders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for us and/or Brookfield Accounts that us is invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for us and/or Brookfield Accounts that our group is invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that our group is invested in. The breach or failure of information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our group’s business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B, “Related Party Transactions – Conflicts of Interest and Fiduciary Duties – Businesses Subject to Information Walls”.

Risks Relating to our Company
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and therefore we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit. Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit, and each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares - Exchange by Holder - Adjustments to Reflect Certain Capital Events”. Our group currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. As a result, the business operations of Brookfield Business Partners, and the market price of the units, are expected to have a significant impact on the market price of the exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Exchangeable shareholders will have no ability to control or influence the decisions or business of Brookfield Business Partners. You should therefore carefully consider the risk factors applicable to Brookfield Business Partners’ business and an investment in units, as described in the partnership’s annual report on Form 20-F. For additional information regarding Brookfield Business Partners, see Item 7.B, “Related Party Transactions - Brookfield Business Partners”.
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

Brookfield Business Corporation	31

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
Our company’s current operations consist of interests in Healthscope, CDK Global, Multiplex and BRK Ambiental, representing a portion of Brookfield Business Partners’ operations. Brookfield Business Partners currently has four operating segments: (i) business services, including residential mortgage insurance services, healthcare services, road fuels operation, construction operation, entertainment operation, non-bank financial services including an Australian residential mortgage lender, real estate services and other businesses; (ii) infrastructure services, which includes lottery services operations, modular building leasing services, offshore oil services, and work access services; (iii) industrials, which includes advanced energy storage operation, engineered components manufacturing and other manufacturing, water and wastewater operation, natural gas production and other energy services, graphite electrode operation and a variety of other industrial operations; and (iv) corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield. Brookfield Business Partners and our company may own interests in other operating subsidiaries in the future. The risks associated with the operations of Brookfield Business Partners, or our future operations, may differ from those associated with our company’s current operations.
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

32	Brookfield Business Corporation

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

Brookfield Business Corporation	33

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

34	Brookfield Business Corporation

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
•sales of such securities by our company, Brookfield Business Partners or significant stockholders.

Brookfield Business Corporation	35

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

36	Brookfield Business Corporation

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

Brookfield Business Corporation	37

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
Risks Relating to Taxation
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

38	Brookfield Business Corporation

We may be exposed to transfer pricing risks.
To the extent that the partnership, our company, Holding LP, the Holding Entities or the operating businesses enter into transactions or arrangements with Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included in or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.
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
Depending on the facts and circumstances, a U.S. Holder’s exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by the U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of units by Brookfield pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the Code, in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend,” applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by the U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a distribution equal to the amount of cash and the fair market value of property received (such as units), taxable under the rules generally applicable to distributions on stock of a corporation.
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

Brookfield Business Corporation	39

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
For a more complete discussion of the U.S. federal income tax consequences of the exchange of exchangeable shares for units, see “Item 10.E., “Taxation - Certain Material U.S. Federal Income Tax Considerations - Consequences to U.S. Holders - Ownership and Disposition of Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and U.S. Holders should consult their own tax advisers regarding such consequences in light of their particular circumstances.
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

40	Brookfield Business Corporation

Further, the exchangeable shares are held by public shareholders and Brookfield Holders, and the class B shares and class C shares are held by Brookfield Business Partners. Dividends on each exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Brookfield Business Partners’ ownership of class C shares entitles it to receive dividends as and when declared by our board of directors. The holders of the exchangeable shares are entitled to one vote for each exchangeable share held at all meetings of our company’s shareholders, except for meetings at which only holders of another specified class or series of shares of our company are entitled to vote separately as a class or series. The holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in our articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. See Item 10.B, “Memorandum and Articles of Association - Description of Our Share Capital - Exchangeable Shares”.
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
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield and to continue serving as an effective alternative investment vehicle of the partnership. Our operations consist of certain services and industrial operations, which include a dealer software and technology services operation; a healthcare services business with operations in Australia; a water and wastewater service provider in Brazil; and a construction services business with operations primarily in the United Kingdom and Australia.
Our company is a controlled subsidiary of the partnership. The partnership is responsible for making all investment decisions on our behalf and although our company represents only a subset of our group’s current investments, each exchangeable share has been structured to provide an economic return equivalent to one unit. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the combined business performance of our group as a whole and the market price of the units in a manner that should result in the market price of the exchangeable shares tracking the market price of the units. In making an investment decision relating to our securities, you should carefully consult the documents prepared by the partnership.

Brookfield Business Corporation	41

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2024	December 31, 2024
United States	$9,551	$1,526
Australia	3,727	4,540
Brazil	3,543	799
United Kingdom	424	1,041
Other	1,853	302
Total	$19,098	$8,208
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
We generate revenue from the following services:
•Cloud-based, software as a service (“SaaS”) and technology solutions to dealerships and OEMs across automotive and related industries;
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
Intellectual Property
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement by virtue of the fact that our company is a controlled subsidiary of Brookfield Business Partners, a licensee. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement.

42	Brookfield Business Corporation

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
Sustainability Management
Our group believes that maintaining a strong commitment to integrating sustainability values into business practices alongside the ongoing management of its operations plays an essential role in enhancing business performance. The group’s ability to build long-term value is tied to continued progress toward a sustainable future. This is consistent with our philosophy of conducting business with a long-term perspective and in an ethical manner. Accordingly, we have a long history of incorporating sustainability principles and practices into both our investment decisions and underlying business operations.
As described under Item 7.B, “Related Party Transactions - Master Services Agreement”, Brookfield will provide services to us under the Master Services Agreement. Brookfield employs a framework of having a common set of sustainability principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s sustainability principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve efficient use of resources over time.
◦Support Brookfield’s ambition of reaching net-zero GHG emissions by 2050 or sooner.
•Strive to ensure the well-being and safety of employees
◦Foster a positive work environment based on respect for human rights, valuing diversity and zero tolerance for workplace discrimination, violence or harassment.
◦Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.
•Be good corporate citizens
◦Seek to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
◦Support philanthropy and volunteerism by our employees.
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
◦Maintain strong stakeholder relationships through transparency and active engagement.
Integrating sustainability into the investment process
Our group integrates sustainability into all aspects of the investment process and ongoing management of operations. During our initial evaluation and due diligence of an acquisition, we utilize internal and external operating expertise as required to identify sustainability risks and opportunities. We formally incorporate guidance from the Sustainability Accounting Standards Board, a globally recognized standard-setting organization for sustainability information, into our Investment Sustainability Due Diligence Protocol. Other key factors typically considered during a review of a potential acquisition include, but are not limited to, corporate policies, health and safety risks, ethical considerations, environmental matters and emerging risks. Our comprehensive due diligence process also incorporates climate change risks, such as the physical risks from changes to the frequency and severity of climate-related events and the risks and opportunities from transitioning to a low-carbon economy. To ensure sustainability considerations are integrated in the due diligence phase, our investment team provides a detailed memorandum outlining the material risks, mitigants and significant opportunities for improvement including those related to sustainability to the Investment Committee at the time of approval.

Brookfield Business Corporation	43

Upon acquisition, we create a tailored integration plan that, among other things, ensures any material sustainability-related matters identified in the due diligence process as requiring action and monitoring throughout our ownership. We hold onboarding sessions with the management teams of newly acquired operations to support them in developing and operationalizing a sustainability strategy tailored to their business by leveraging our sustainability program implementation framework. It is the responsibility of the management teams of our operations to manage sustainability risks and opportunities and to report on sustainability strategy, program implementation and key performance metrics on a regular basis. Our business operations team provides support to the management teams of our operations as needed, including providing additional sustainability resources to stand-up and enhance programs at the operating company level. The combination of having local accountability and expertise in tandem with investment and operating capabilities is important when managing diverse operations across jurisdictions.
To formally demonstrate our ongoing commitment to responsible investment and sustainability best practices, Brookfield became a signatory to the United Nations-supported PRI in 2020. In 2023, Brookfield submitted its inaugural assessment in line with PRI’s reporting process and results were published by the PRI in January 2024. Brookfield scored well, achieving a minimum of four out of five stars in each of the eight scored modules.
Environmental initiatives
Our group recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long-term sustainable success. Through our relationship with Brookfield, we support their ambition to reach net-zero by 2050 or sooner by implementing science-based approaches and standardized methodologies through which to deliver these commitments.
Social initiatives
Employee health, safety and security are integral to our success. This is why we strive for zero serious safety incidents in the workplace and continuous improvement in safety culture. As part of the group’s onboarding process, we conduct comprehensive health and safety assessments that include a review of safety systems and safety culture. Serious safety incidents within the group’s operations are reported to our senior management and Board in real time. basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.
Our employees are critical to our long-term success and we strive to create a positive, supportive and inclusive work environment that engages employees and empowers talent to develop. We recognize that a workforce encompassing a variety of backgrounds is critical to the group’s success and vital to its culture. A diverse workforce not only reinforces Brookfield’s core principles, which include a long-term focus and collaboration, but also provides for a more dynamic and interesting work environment and supports efforts to provide equal employment opportunities, continuing to attract and retain top talent. We encourage contributions from all employees and aim to provide equal development and career advancement opportunities. Our focus on diversity, equity and inclusion reinforces our culture of collaboration and strengthens employee engagement and career development, creating value for our investors. Our focus begins at recruitment, where we proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within the business. As our business evolves, we continuously evaluate our recruitment initiatives to ensure the hiring process is both fair and inclusive by ensuring there is a diverse slate of candidates. With our focus on diversity, we have developed objective criteria for each role by which to evaluate all candidates and ensure that there is diversity among the interviewers who ultimately make hiring decisions.
Governance initiatives
Our governance framework for portfolio companies in which we have a controlling interest consists of five main pillars:
(i)Board of Directors and Committees
(ii)Reporting Hotline
(iii)Cybersecurity Program
(iv)Anti-Bribery and Corruption Policy
(v)Code of Business Conduct and Ethics
In addition to the above, we also adhere to a rigorous conflict of interest policy where potential investments are screened for possible conflicts and elevated for review to a Conflicts Committee, consisting of senior Brookfield executives, if necessary. We have also adopted Brookfield’s personal trading policy that we believe exceeds standard legal requirements to ensure the restriction of trading by employees involved in the investment decision-making process.

44	Brookfield Business Corporation

In recent years, data privacy and cybersecurity have become key governance priorities for global companies. The group’s operations are providers of essential products and services to global economies and as such, cybersecurity and data privacy are critical to their uninterrupted operations. The group continues to focus on strengthening our risk mitigation in these areas through several measures.
For example, our cybersecurity programs are aligned with industry best practices. As part of this ongoing commitment, we are focused on continuously enhancing our programs to align and in some cases, exceed controls of the National Institute of Standards and Technology 2.0 Cybersecurity Framework. We also regularly engage leading third-party industry experts to assess the effectiveness of foundational cybersecurity controls across operations. We also involve third-party technical specialists to complete technical audits across all of our operations. This includes leveraging best-in-class software to scan for potential vulnerabilities, support ongoing network monitoring, and enhance overall threat detection capabilities. If applicable, we provide our operations with technical support and resources to expedite remediation activities and address potential vulnerabilities.
Disaster recovery and business continuity are also crucial elements of our comprehensive cybersecurity strategy. Our priority is to ensure that our portfolio companies are well prepared to maintain business continuity in the unlikely event of a disaster scenario. Understanding critical systems and collaborating with our companies to implement effective plans and processes forms the backbone of our disaster recovery efforts. This includes providing business continuity support through our partnership programs, assisting with the necessary technologies to put these plans into action, and conducting ongoing training on, and regular validation of, disaster recovery plans and systems. These measures ensure that our companies are equipped to quickly respond to risks and threats, allowing them to recover critical systems and operations in a timely manner and minimize the impact to their operations. By integrating disaster recovery into our cybersecurity program, we demonstrate our commitment to safeguarding our assets and operations and maintaining resilience against potential threats. See Item 16.K, “Cybersecurity” for further details.
Facilities
Our company’s head office is at 250 Vesey Street, 15th Floor, New York, NY 10281 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The partnership’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +1 441 294 3304.
Our company’s operations are primarily located in the United States, the United Kingdom, Australia, and Brazil. In total, we lease and own approximately 5.6 million square feet and 0.5 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 5.1 million square feet of hospitals in Australia related to our healthcare services;
•Approximately 0.6 million square feet of offices primarily in the United States related to our dealer software and technology services operation;
•Approximately 0.7 million square feet of offices primarily in Australia and United Kingdom related to our construction operation; and
•Approximately 0.2 million square feet of offices in Brazil related to our water and wastewater operation.
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

Brookfield Business Corporation	45

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
In addition to the above practices, many of Brookfield Business Partners’ directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and our company are composed of directors residing in Canada, Bermuda, the United States, Australia and Germany who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our subsidiaries in Brazil and elsewhere in the world.

46	Brookfield Business Corporation

4.C ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of our group as of the date of this Form 20-F. All ownership is 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

51.5% BBUC exchangeable shares
Brookfield Corporation ("Brookfield Corporation") (Ontario)
73%
LP Interest (2) 0.4%
Brookfield Asset Management Ltd. (British Columbia)
Redemption-Exchange Units (2) 36.6%
Brookfield Wealth Solutions Ltd ("BWS") (Bermuda)
Brookfield Business Partners Limited ("BBU General Partner") (Bermuda)
LP Interest (2) 48.5%
GP Interest (1)
Brookfield Asset Management ULC (British Columbia)
14.4% BBUC exchangeable shares
Brookfield Business Partners L.P. (the "Partnership") (Bermuda)
Service Providers
BPEG Manager Holdings LP (Ontario)
Public
LP Interest (2) 51.1%
Managing General Partner Units (3) 63.4%
Special LP Units (2)
Brookfield Business L.P. (3) ("Holding LP") (Bermuda)
34.1% BBUC exchangeable shares
Holding Entities
Brookfield BBP Canada Holdings Inc. ("CanHoldco") (Ontario)
Brookfield BBP Bermuda Holdings Limited ("Bermuda Holdco") (Bermuda)
Brookfield BBP US Holdings LLC ("US Holdco") (Delaware)
Brookfield Business Corporation ("BBUC") (British Columbia)
Class B and Class C shares
Healthscope Pty Ltd ("Healthscope") (Australia)
28% (approximate) (4)
BBUC Holdings Inc. ("BBUC Canada HoldCo") (Ontario)
BRK Ambiental Participações S.A. ("BRK Ambiental") (Brazil)
26% (approximate) (5)
Multiplex Global Limited ("Multiplex") (United Kingdom)
BBUC Bermuda Holdco Limited ("BBUC Bermuda HoldCo") (Bermuda)
CDK Global II LLC ("CDK Global") (Delaware)
26% (approximate) (6)

____________________________________

Brookfield Business Corporation	47

(1)Brookfield’s general partner interest is held through BBU General Partner, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)As of the date of this Form 20-F, public holders of the units of the partnership owned approximately 51.1% of the units and Brookfield Holders owned approximately 48.9% of the units. The partnership’s sole direct investment consists of Managing General Partner Units of Holding LP, through which the partnership holds all its interests in its operating businesses. Any time one unit is issued by the partnership, including any time one exchangeable share is exchanged by the holder thereof for a unit, Holding LP issues a corresponding Managing General Partner Unit to the partnership so that the aggregate number of LP Units and general partner units of the partnership outstanding remains equal to the number of Managing General Partner Units outstanding. Brookfield also owns a limited partnership interest in Holding LP through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. Brookfield indirectly owns 100% of the Redemption-Exchange Units of Holding LP, which represent approximately 36.6% of the units as of the date of this Form 20-F, assuming exchange of the Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for the units in accordance with the Redemption-Exchange Mechanism. The Special LP units entitle the holder to receive incentive distributions.
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
The following table provides the percentage of voting securities owned, controlled, or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

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

48	Brookfield Business Corporation

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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F of our company covers the financial position of our company as at December 31, 2024 and 2023, and results of operations for the years ended December 31, 2024, 2023, and 2022. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023, and 2022 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS Accounting Standards as issued by IASB.
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
Holders of exchangeable shares hold an aggregate 25% voting interest in our company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 16% voting interest in our company. As at December 31, 2024, holders of exchangeable shares, excluding Brookfield Holders, hold an approximate 9% aggregate voting interest in our company. Together, Brookfield Holders and Brookfield Business Partners hold an approximate 91% voting interest in our company.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership (subject to adjustment to reflect certain capital events). Our company will target to pay dividends per exchangeable share that are identical to the distributions per unit of the partnership, and each exchangeable share will be

Brookfield Business Corporation	49

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
Basis of Presentation
The audited annual consolidated financial statements of the company have been prepared in accordance with IFRS Accounting Standards as issued by IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The audited annual consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control. Our nuclear technology services operation sold in November 2023 has been presented as a discontinued operation.
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

50	Brookfield Business Corporation

Overview of our Company
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from a strong competitive position and provide essential products and services. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses.
Our company had total assets of $19.1 billion as at December 31, 2024 and total revenues of $8.2 billion for the year ended December 31, 2024.
Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,			Change
(US$ MILLIONS)	2024	2023	2022	2024 vs 2023	2023 vs 2022
Continuing operations
Revenues	$8,208	$7,683	$6,803	$525	$880
Direct operating costs	(7,568)	(6,794)	(6,163)	(774)	(631)
General and administrative expenses	(326)	(268)	(203)	(58)	(65)
Interest income (expense), net	(832)	(878)	(523)	46	(355)
Equity accounted income (loss), net	8	3	8	5	(5)
Impairment reversal (expense), net	(691)	(606)	(21)	(85)	(585)
Gain (loss) on acquisitions/dispositions, net	—	87	—	(87)	87
Remeasurement of exchangeable and class B shares	(208)	(264)	836	—	(1,100)
Other income (expense), net	(666)	126	(75)	(792)	201
Income (loss) before income tax	(2,075)	(911)	662	(1,164)	(1,573)
Income tax (expense) recovery
Current	(50)	(167)	(59)	117	(108)
Deferred	198	95	93	103	2
Net income (loss) from continuing operations	$(1,927)	$(983)	$696	$(944)	$(1,679)
Discontinued operations
Net income (loss) from discontinued operations	—	3,812	380	(3,812)	3,432
Net income (loss)	$(1,927)	$2,829	$1,076	$(4,756)	$1,753
Attributable to:
Brookfield Business Partners	$(888)	$519	$911	$(1,407)	$(392)
Non-controlling interests	(1,039)	2,310	165	(3,349)	2,145
	$(1,927)	$2,829	$1,076	$(4,756)	$1,753
Comparison of the years ended December 31, 2024 and December 31, 2023
For the year ended December 31, 2024, net loss from continuing operations was $1,927 million, compared to $983 million for the year ended December 31, 2023. The increase in net loss from continuing operations was primarily due to a provision for payment of a litigation settlement at our dealer software and technology services operation related to a legacy pre-acquisition class action lawsuit, combined with provisions recorded within our construction operation.
Net income (loss) from discontinued operations for the year ended December 31, 2023 of $3,812 million relates to our former investment in a nuclear technology services operation which was sold in November 2023.

Brookfield Business Corporation	51

For the year ended December 31, 2024, net loss was $1,927 million, with $888 million of net loss attributable to Brookfield Business Partners. For the year ended December 31, 2023, net income was $2,829 million, with $519 million of net income attributable to Brookfield Business Partners. The decrease in net income was primarily due to the factors described above.
Revenues
For the year ended December 31, 2024, revenues increased by $525 million to $8,208 million, compared to $7,683 million for the year ended December 31, 2023. Results benefited from higher revenues in our construction operation due to increased activity, partially offset by the impact of one-time billing credits offered to customers at our dealer software and technology services operation following a cybersecurity incident in June 2024.
In June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to the business. In addition, the business incurred certain expenses to respond to, investigate and remediate the matter, including one-time billing credits that were offered to customers. Our dealer software and technology services operation has successfully brought all active customers back onto its dealer management system and other applications. We do not expect that this cybersecurity incident will have a material impact on the results of operations or financial condition of our company. For further information, refer to Item 3.D, “Risk Factors” and Item 16.K, “Cybersecurity”.
Direct operating costs
For the year ended December 31, 2024, direct operating costs increased by $774 million to $7,568 million, compared to $6,794 million for the year ended December 31, 2023. The increase was primarily due to higher costs within our construction operation as a result of increased activity as well as additional costs incurred related to a project nearing completion in Australia.
General and administrative expenses
For the year ended December 31, 2024, general and administrative expenses increased by $58 million to $326 million, compared to $268 million for the year ended December 31, 2023 primarily due to higher costs in our healthcare services and our dealer software and technology services operation.
Interest income (expense), net
For the year ended December 31, 2024, interest expense, net decreased by $46 million to $832 million, compared to $878 million for the year ended December 31, 2023. The decrease was primarily due to interest cost savings at our dealer software and technology services operation as a result of debt refinancing completed in the current and prior year, and a reduction in borrowings following the disposition of our nuclear technology services operation in November 2023. Interest expense includes $18 million of dividends declared on the exchangeable shares (December 31, 2023: $18 million).
Impairment reversal (expense), net
For the year ended December 31, 2024, impairment expense, net was $691 million. This primarily relates to an impairment of goodwill recognized within our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs.
Remeasurement of exchangeable and class B shares
For the year ended December 31, 2024, the remeasurement loss on exchangeable shares and class B shares was $208 million, compared to $264 million for the year ended December 31, 2023. The exchangeable shares and class B shares were remeasured to reflect the closing price of one LP Unit, valued at $23.42 per unit as at December 31, 2024.

52	Brookfield Business Corporation

Other income (expense), net
For the year ended December 31, 2024, other income (expense), net decreased by $792 million to other expense, net of $666 million, compared to other income, net of $126 million for the year ended December 31, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $80 million of net gains on debt modification and extinguishment, $36 million of business separation expenses, stand-up costs and restructuring charges, $5 million in transaction costs, and $47 million of other expenses. For the year ended December 31, 2023, the components of other income (expense), net include $270 million of net gains on debt modification and extinguishment, $71 million of business separation expenses, stand-up costs and restructuring charges, $9 million in transaction costs, and $64 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2024, current income tax expense decreased by $117 million to $50 million, compared to current income tax expense of $167 million for the year ended December 31, 2023. The decrease in current income tax expense was primarily due to lower taxable income at our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year. Deferred tax recovery increased by $103 million to $198 million for the year ended December 31, 2024, compared to deferred income tax recovery of $95 million for the year ended December 31, 2023. The increase in deferred tax recovery was primarily due to an increase in deferred tax assets recognized at our construction operation, combined with a reduction in the deferred tax liabilities within our dealer software and technology services operation in the current period.
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
For the year ended December 31, 2023, net income from discontinued operations was $3,812 million, compared to a net income $380 million for the year ended December 31, 2022. The increase in net income from discontinued operations was primarily due to the gain on the disposition of our nuclear technology services operation.
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

Brookfield Business Corporation	53

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
Other income (expense), net
For the year ended December 31, 2023, other income, net increased by $201 million to $126 million, compared to $75 million for the year ended December 31, 2022. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2023, the components of other income (expense), net include $270 million of net gains on debt extinguishment and modifications, $71 million of business separation expenses, stand-up costs and restructuring charges, $9 million in transaction costs, and $64 million of other expenses. For the year ended December 31, 2022, the components of other income (expense), net include $94 million of business separation expenses, stand-up costs and restructuring charges, $27 million in transaction costs, partially offset by $5 million of net gains on the sale of property, plant and equipment, and $41 million of other income.
Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024				2023
(US$ MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,209	$2,205	$1,929	$1,865	$1,946	$1,964	$1,908	$1,865
Direct operating costs	(2,041)	(2,015)	(1,860)	(1,652)	(1,749)	(1,760)	(1,669)	(1,616)
General and administrative expenses	(107)	(78)	(77)	(64)	(78)	(66)	(63)	(61)
Interest income (expense), net	(212)	(207)	(203)	(210)	(206)	(227)	(233)	(212)
Equity accounted income (loss), net	2	3	2	1	2	1	2	(2)
Impairment reversal (expense), net	(689)	—	—	(2)	(599)	—	(7)	—
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—	—	87	—
Remeasurement of exchangeable and Class B shares	(9)	(325)	237	(111)	(392)	148	101	(121)
Other income (expense), net	(469)	(127)	(59)	(11)	44	(51)	171	(38)
Income (loss) before income tax	(1,316)	(544)	(31)	(184)	(1,032)	9	297	(185)
Income tax (expense) recovery
Current	(8)	(14)	16	(44)	(5)	(40)	(112)	(10)
Deferred	42	47	55	54	1	71	10	13
Net income (loss) from continuing operations	$(1,282)	$(511)	$40	$(174)	$(1,036)	$40	$195	$(182)
Discontinued operations:
Net income (loss) from discontinued operations	—	—	—	—	3,885	(33)	(37)	(3)
Net income (loss)	$(1,282)	$(511)	$40	$(174)	$2,849	$7	$158	$(185)
Attributable to:
Brookfield Business Partners	$(396)	$(466)	$124	$(150)	$454	$97	$108	$(140)
Non-controlling interests	(886)	(45)	(84)	(24)	2,395	(90)	50	(45)
	$(1,282)	$(511)	$40	$(174)	$2,849	$7	$158	$(185)
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Net income is impacted by periodic monetization gains, impairment losses and gains or losses on remeasurement of exchangeable shares.

54	Brookfield Business Corporation

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2024 and 2023:

			Change
(US$ MILLIONS)	December 31, 2024	December 31, 2023	December 2024 vs December 2023
Assets
Cash and cash equivalents	$1,008	$772	$236
Financial assets	353	224	129
Accounts and other receivable, net	3,229	3,569	(340)
Inventory, net	52	61	(9)
Other assets	627	737	(110)
Property, plant and equipment	2,480	2,743	(263)
Deferred income tax assets	197	221	(24)
Intangible assets	5,966	6,931	(965)
Equity accounted investments	198	222	(24)
Goodwill	4,988	5,702	(714)
Total assets	$19,098	$21,182	$(2,084)
Liabilities and equity
Liabilities
Accounts payable and other	$5,276	$4,818	$458
Non-recourse borrowings in subsidiaries of the company	8,490	8,823	(333)
Exchangeable and class B shares	1,709	1,501	208
Deferred income tax liabilities	988	1,280	(292)
	$16,463	$16,422	$41
Equity
Brookfield Business Partners	$(59)	$880	$(939)
Non-controlling interests	2,694	3,880	(1,186)
	2,635	4,760	(2,125)
Total liabilities and equity	$19,098	$21,182	$(2,084)
Financial assets
Financial assets increased by $129 million to $353 million as at December 31, 2024, compared to $224 million as at December 31, 2023. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to fair value adjustments in derivative assets at our water and wastewater operation.
Accounts and other receivable, net
Accounts and other receivable, net decreased by $340 million to $3,229 million as at December 31, 2024, compared to $3,569 million as at December 31, 2023. The decrease was primarily due to the repayment of a receivable from Brookfield Business Partners under the credit agreement as described in Note 26 of our annual consolidated financial statements and the impact of foreign exchange movements within our operations.
Property, plant & equipment (PP&E) and intangible assets
PP&E decreased by $263 million to $2,480 million as at December 31, 2024, compared to $2,743 million as at December 31, 2023. The decrease was primarily due to regular depreciation expense of $189 million and the impact of foreign exchange movements of $247 million partially offset by net additions to PP&E of $173 million. As at December 31, 2024, PP&E included $221 million of right-of-use assets (2023: $245 million).
Intangible assets decreased by $965 million to $5,966 million as at December 31, 2024, compared to $6,931 million as at December 31, 2023. The decrease was primarily due to regular amortization expense of $614 million and the impact of foreign exchange of $600 million, partially offset by net additions to intangible assets of $249 million.

Brookfield Business Corporation	55

Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services. In addition, we included additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2024 were $79 million and $196 million, respectively (2023: $176 million and $433 million, 2022: $192 million and $387 million).
Deferred income tax assets
Deferred income tax assets decreased by $24 million to $197 million as at December 31, 2024, compared to $221 million as at December 31, 2023. The decrease was primarily due to derecognition of deferred tax assets at our healthcare services, partially offset by the recognition of deferred tax assets at our construction operation.
Goodwill
Goodwill decreased by $714 million to $4,988 million as at December 31, 2024, compared to $5,702 million as at December 31, 2023. The decrease was primarily due to an impairment expense of $661 million related to our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs.
Accounts payable and other
Accounts payable and other increased by $458 million to $5,276 million as at December 31, 2024, compared to $4,818 million as at December 31, 2023. The increase was primarily due to higher accounts payable and accrued liabilities in our construction operation and our dealer software and technology services operation, combined with deposits received from Brookfield Business Partners used to repay borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $292 million to $988 million as at December 31, 2024, compared to $1,280 million as at December 31, 2023. The decrease was primarily due to a reduction in deferred tax liabilities as a result of amortization of intangible assets within our dealer software and technology services operation and the impact of foreign exchange movements within our operations.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources”.
Equity
On August 15, 2024, the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, our company is authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 8, 2024 or 3,647,722 shares, including up to 5,184 shares on the TSX during any trading day.
During the year ended December 31, 2024, our company did not repurchase any of its exchangeable shares (December 31, 2023: nil). Following the year ended December 31, 2024 and up to the date of this Form 20-F, our company repurchased 1,260,225 exchangeable shares under the NCIB.
As at the date of this Form 20-F, Brookfield Holders owned approximately 65.9% of the issued and outstanding exchangeable shares. Brookfield Holders have agreed that all decisions to be made with respect to the voting of the exchangeable shares will be made jointly among Brookfield Holders.

56	Brookfield Business Corporation

Summary Financial Information Related to the Partnership
As the market price of the exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Year Ended December 31,
IFRS Measures	2024	2023	2022
Revenues	$40,620	$55,068	$57,385
Net income (loss)	895	3,777	240

(US$ MILLIONS)	As of
IFRS Measures	December 31, 2024	December 31, 2023
Total assets	$75,474	$82,385
Total liabilities	58,166	63,853
Total partnership capital	17,308	18,532

(US$ MILLIONS)	Year Ended December 31,
Non-IFRS Measure	2024	2023	2022
Adjusted EBITDA(1)	$2,565	$2,491	$2,254
____________________________________
(1)The partnership’s definition of this non-IFRS financial measure is included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations, monetizations of mature businesses, and access to public and private capital markets.
As at December 31, 2024, the outstanding non-recourse borrowings in subsidiaries of the company were $8,490 million compared to $8,823 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	December 31, 2024	December 31, 2023
Term loans	$4,991	$4,729
Notes and debentures	2,616	2,817
Project financing	746	924
Credit facilities (1)	137	353
Total non-recourse borrowings in subsidiaries	$8,490	$8,823
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

Brookfield Business Corporation	57

The following table presents non-recourse borrowings in subsidiaries of the company as at December 31, 2024 due over the next five years:

(US$ MILLIONS)	Total borrowings
2025	$113
2026	104
2027	1,420
2028	235
2029	5,940
Thereafter	940
Total - principal repayments	$8,752
Deferred financing costs and other accounting adjustments	(262)
Total - December 31, 2024	$8,490
Total - December 31, 2023	$8,823
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities, ranging from less than one year to 23 years. Borrowings decreased by $333 million between December 31, 2023 and December 31, 2024, primarily due to repayment of borrowings under subscription facilities of Brookfield-sponsored private equity funds that our company invests alongside.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. As of December 31, 2024, all of our operations were in compliance with or had obtained waivers related to all material covenant requirements and the company continues to work with its businesses to monitor performance against such covenant requirements. At our healthcare services operation, subsequent to year-end, we have obtained a forbearance agreement from our credit facility providers to provide the operations interest relief under its financing arrangements while the operations assess liquidity, and ongoing strategic initiatives.
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
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at December 31, 2024, the amount subscribed from our company was $nil and the amount subscribed from other subsidiaries of Brookfield Business Partners was $725 million (2023: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million. Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
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

58	Brookfield Business Corporation

Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, asset monetizations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
Comparison of the years ended December 31, 2024, 2023 and 2022
As at December 31, 2024, we had cash and cash equivalents of $1,008 million, compared to $772 million as at December 31, 2023 and $736 million as at December 31, 2022. The net cash flows for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Cash flow provided by (used in) operating activities	$(111)	$138	$181
Cash flow provided by (used in) financing activities	797	(3,926)	8,913
Cash flow provided by (used in) investing activities	(335)	3,787	(9,230)
Effect of foreign exchange rates on cash	(115)	37	(22)
Change in cash and cash equivalents	$236	$36	$(158)
Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the year ended December 31, 2024 was $111 million compared to $138 million provided for the year ended December 31, 2023. Cash flow used in operating activities for the year ended December 31, 2024 was primarily attributable to timing of working capital changes within our dealer software and technology services operation. Net of non-cash working capital changes, cash flow provided by operating activities decreased by $232 million to $236 million for the year ended December 31, 2024 compared to $468 million for the year ended December 31, 2023, primarily due to the sale of our nuclear technology services operation in November 2023.
Total cash flow provided by operating activities for the year ended December 31, 2023 was $138 million, compared to $181 million provided for the year ended December 31, 2022. The cash provided by operating activities during the year ended December 31, 2023 was primarily attributable to the cash generated by our dealer software and technology services operation and nuclear technology services operation. This was partially offset by changes in non-cash working capital due to timing of receivables and payables at our nuclear technology services operation.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $797 million for the year ended December 31, 2024, compared to $3,926 million cash flow used in financing activities for the year ended December 31, 2023. During the year ended December 31, 2024, our financing activities included proceeds from Brookfield Business Partners under the credit agreement as described in Note 26 of the consolidated financial statements and net proceeds on non-recourse borrowings, which comprised primarily borrowings at our dealer software and technology services operation.
Total cash flow used in financing activities was $3,926 million for the year ended December 31, 2023, compared to $8,913 million cash flow provided by financing activities for the year ended December 31, 2022. During the year ended December 31, 2023, our financing activities included distributions to others who have interests in operating subsidiaries of $3,039 million, which was primarily related to distributions of proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation, combined with distributions of proceeds from the syndication of investments to institutional investors. Financing activities also included net repayments on borrowings of $474 million, which comprised primarily repayments at our dealer software and technology services operation, and lease liability repayments of $107 million. This was partially offset by capital provided by others who have interests in operating subsidiaries of $1,185 million for the year ended December 31, 2023, which was primarily related to contributions from investors at our dealer software and technology services operation and our healthcare services.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $335 million for the year ended December 31, 2024, compared to cash flow provided by investing activities of $3,787 million for the year ended December 31, 2023. Cash flows used in investing activities were primarily related to capital expenditures of property, plant and equipment and intangible assets of $297 million, primarily within our water and wastewater operation and our healthcare services.

Brookfield Business Corporation	59

Total cash flow provided by investing activities was $3,787 million for the year ended December 31, 2023, compared to cash flow used in investing activities of $9,230 million for the year ended December 31, 2022. Our cash flows provided by investing activities was primarily related to dispositions completed during the period including net proceeds from the sale of our nuclear technology services operation and the sale of a non-core division in our dealer software and technology services operation. This was partially offset by the acquisition of property, plant and equipment and intangible assets of $634 million within our water and wastewater operation and our healthcare services.
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
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in interest rates. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease net income by $11 million, and a 50 basis point decrease in interest rates is expected to increase net income by $11 million. A 50 basis point change in interest rates is expected to impact other comprehensive income by an increase of $26 million if interest rates increase, and a decrease of $26 million if interest rates decrease.
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
The table below outlines the impact on pre-tax net income and other comprehensive income attributable to Brookfield Business Partners of a 10% increase to the exchange rate relative to the U.S. dollar:

	2024		2023		2022
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$21	$4	$50	$—	$69	$(15)
USD/CAD	6	—	6	—	(2)	3
USD/BRL	5	—	2	—	29	—
USD/EUR	—	—	—	—	15	(12)
USD/Other	(5)	—	(8)	—	2	(5)
A 10% decrease to the exchange rates relative to the U.S. dollar is expected to have an equal but opposite impact on pre-tax net income and other comprehensive income to that described in the table above. Refer to Note 28 “Financial Risk Management” for further details, in addition to Note 3, “Fair Value of Financial Instruments” and Note 27, “Derivative Financial Instruments” in our consolidated financial statements included in this Form 20-F.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B “Related Party Transactions” of this Form 20-F as well as in Note 1 and Note 26 in our consolidated financial statements included in this Form 20-F.

60	Brookfield Business Corporation

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
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included in this Form 20-F.
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
Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in IFRS Accounting Standards and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.

Brookfield Business Corporation	61

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
Global minimum top-up tax
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.
Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the company to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the company’s subsidiaries.

62	Brookfield Business Corporation

New Accounting Policies Adopted
The company has applied certain new and revised IFRS Accounting Standards issued by the IASB that are effective for the period beginning on or after January 1, 2024
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the company’s consolidated financial statements.
Future Changes in Accounting Policies
There are currently no other future changes to IFRS Accounting Standards with expected material impact on the company.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2024, the total outstanding amount was approximately $1.5 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.35 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
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

Brookfield Business Corporation	63

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2024:

	Payments as at December 31, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$8,752	$113	$109	$7,590	$940
Lease liabilities	477	53	39	77	308
Interest expense	6,587	764	748	1,842	3,233
Obligations under agreements	33	32	—	1	—
Exchangeable and class B shares	1,709	1,709	—	—	—
Total	$17,558	$2,671	$896	$9,510	$4,481
Price Range and Trading Volume of Listed Units
The units are listed and posted for trading on the TSX under the symbol “BBU.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2024
January 1, 2024 - March 31, 2024	$31.82	$25.14	3,285,016
April 1, 2024 - June 30, 2024	30.10	23.00	2,740,025
July 1, 2024 - September 30, 2024	32.77	24.36	1,707,225
October 1, 2024 - December 31, 2024	37.54	29.38	2,346,360

2023
January 1, 2023 - March 31, 2023	$29.81	$22.13	4,164,835
April 1, 2023 - June 30, 2023	27.05	21.92	3,628,475
July 1, 2023 - September 30, 2023	25.40	20.00	2,119,911
October 1, 2023 - December 31, 2023	28.15	16.86	2,565,354

2022
January 1, 2022 - March 31, 2022	$39.67	$31.47	4,565,331
April 1, 2022 - June 30, 2022	39.00	26.07	4,800,668
July 1, 2022 - September 30, 2022	34.05	24.20	3,082,234
October 1, 2022 - December 31, 2022	31.26	20.94	5,077,730

2021
January 1, 2021 - March 31, 2021	$35.18	$28.81	5,863,767
April 1, 2021 - June 30, 2021	37.96	30.90	3,801,507
July 1, 2021 - September 30, 2021	38.79	31.46	3,570,330
October 1, 2021 - December 31, 2021	41.46	35.82	3,874,955

2020
January 1, 2020 - March 31, 2020	$39.40	$17.13	5,479,604
April 1, 2020 - June 30, 2020	31.24	19.97	4,487,693
July 1, 2020 - September 30, 2020	29.06	21.75	5,052,338
October 1, 2020 - December 31, 2020	32.66	24.54	4,939,696

64	Brookfield Business Corporation

The units are listed and posted for trading on the NYSE under the symbol “BBU”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume

2024
January 1, 2024 - March 31, 2024	$23.75	$19.15	1,058,489
April 1, 2024 - June 30, 2024	22.22	16.85	667,779
July 1, 2024 - September 30, 2024	24.19	17.87	986,101
October 1, 2024 - December 31, 2024	26.75	21.12	1,005,485

2023
January 1, 2023 - March 31, 2023	$22.34	$16.16	1,110,487
April 1, 2023 - June 30, 2023	20.47	16.23	636,706
July 1, 2023 - September 30, 2023	19.21	14.89	531,527
October 1, 2023 - December 31, 2023	22.72	12.22	777,226

2022
January 1, 2022 - March 31, 2022	$31.50	$24.71	1,426,798
April 1, 2022 - June 30, 2022	31.27	20.26	2,413,217
July 1, 2022 - September 30, 2022	26.50	18.48	999,887
October 1, 2022 - December 31, 2022	23.11	15.29	1,830,249

2021
January 1, 2021 - March 31, 2021	$28.46	$22.72	1,478,937
April 1, 2021 - June 30, 2021	31.52	24.94	1,480,117
July 1, 2021 - September 30, 2021	31.50	24.84	1,472,892
October 1, 2021 - December 31, 2021	33.36	28.11	805,924

2020
January 1, 2020 - March 31, 2020	$30.09	$11.94	3,015,426
April 1, 2020 - June 30, 2020	23.56	14.26	2,461,201
July 1, 2020 - September 30, 2020	22.20	16.48	2,007,564
October 1, 2020 - December 31, 2020	25.67	18.65	1,727,479
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgments”.

Brookfield Business Corporation	65

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning our current board of directors as of the date of this Form 20-F:

Name, Municipality of Residence and Independence (1)	Age	Position with the BBU General Partner	Principal Occupation
Cyrus Madon Oakville, Ontario, Canada (Not Independent)	59	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	76	Director	Vice Chair, Brookfield Corporation
David Court (2)(3) Toronto, Ontario, Canada (Independent)	68	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Not Independent)	62	Director	Chief Executive Officer, Nikola Corporation
David Hamill (3) (4) Ipswich, Queensland, Australia (Independent)	67	Director	Corporate Director
Anne Ruth Herkes (3) Munich, Germany (Independent)	68	Director	Corporate Director
John Lacey (3) Thornhill, Ontario, Canada (Independent)	81	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie (4) Pembroke Parish, Bermuda (Independent)	64	Director	Chairman and Owner of New Venture Holdings
Michael Warren (2) Washington, District of Columbia (Independent)	57	Director	Managing Director of Albright Stonebridge Group
Patricia Zuccotti (4) Kirkland, Washington, USA (Independent)	77	Director	Corporate Director
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

66	Brookfield Business Corporation

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
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She serves on the board of directors of Quintet (S.A.) Europe Private Bank in Luxembourg, where she is also a member of the remuneration and nomination and audit committees, and the asset management forum. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London and a member of the Advisory Council of 1014 Inc. New York, a not-for-profit corporation and transatlantic dialogue forum. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar. Ms. Herkes also serves on the board of directors of the partnership.

Brookfield Business Corporation	67

John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., and Doncaster Foundation. Mr. Lacey also serves on the board of directors of the partnership. Mr. Lacey was previously a director of Whittington Investments Ltd., until December 2024 and the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., and TELUS Corporation.
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
Our Management
The Service Providers, subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its business platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the business cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of transactional and operational expertise throughout our businesses which specialize in business services and industrial operations, generating significant returns. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.
The following table presents certain information concerning the core senior management team that are principally responsible for our operations and their positions with the Service Providers.

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	59	36	26	Executive Chairman
Anuj Ranjan	46	25	19	Chief Executive Officer
Jaspreet Dehl	48	26	14	Chief Financial Officer

68	Brookfield Business Corporation

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

Brookfield Business Corporation	69

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
Size, independence and composition of the board of directors
The board may consist of between three (3) and ten (10) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to the articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board using the standards for independence established by the NYSE. Our company’s board mirrors the board of the general partner of the partnership, except that there are two additional non-overlapping board members who assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with the partnership. David Court and Michael Warren serve as the non-overlapping members of the board of directors. Mr. Court served on the board of directors of the general partner of the partnership since February 2018 until his resignation in March 2022.
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

70	Brookfield Business Corporation

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
Service contracts
There are no service contracts with directors that provide benefits upon termination of office or services.

Brookfield Business Corporation	71

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

72	Brookfield Business Corporation

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

Brookfield Business Corporation	73

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

74	Brookfield Business Corporation

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

Brookfield Business Corporation	75

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

76	Brookfield Business Corporation

As at December 31, 2024, our consolidated operating companies had approximately 26,000 employees. These employees are primarily based in Australia (56%), Brazil (24%), the United States (13%) and the United Kingdom (3%). Our company believes that the employees of our consolidated operating companies are critical to its success and its relationships with these employees and with any labor organizations that represent these employees are good.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As at March 27, 2025, there are 71,694,067 exchangeable shares of our company outstanding.
As at March 27, 2025, 4,380 of our outstanding exchangeable shares were held by holders of record in the United States, not including exchangeable shares of our company held of record by DTC. As at March 27, 2025, DTC was the holder of record of 60,642,510 exchangeable shares.
As at March 27, 2025, 15,001 of our outstanding exchangeable shares were held by holders of record in Canada, not including units of our company held of record by CDS. As at March 27, 2025, CDS was the holder of record of 11,967,053 exchangeable shares.
The following table presents information regarding the beneficial ownership of our exchangeable shares by Brookfield and other persons or entities that have reported beneficial ownership in our exchangeable shares of 5% or more (based on reports filed under Section 13 of the U.S. Exchange Act):

	Exchangeable Shares Beneficially Owned (1)
Name and Address	Number	Percentage
Brookfield Corporation
Suite 300, Brookfield Place, 181 Bay Street
Toronto, Ontario M5J 2T3	47,244,876	65.9%	(2)(3)
____________________________________
(1)The percentages shown are based on 71,694,067 exchangeable shares outstanding as at March 27, 2025.
(2)Brookfield holds the exchangeable shares it beneficially owns through wholly-owned subsidiaries. Included in the exchangeable shares that Brookfield and its related parties beneficially own are 10,317,747 exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the exchangeable shares held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. BAM Class B Partners Inc., or BAM Partners, is the trustee of a trust established under the laws of Ontario (BAM Partners Trust, or the “BAM Partnership”), which is the sole owner of all of the class B limited voting shares of Brookfield, or the BAM Class B Shares. The BAM Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield and, as such, BAM Partners may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the exchangeable shares held by Brookfield. Therefore, BAM Partners may be deemed to have indirect beneficial ownership of the exchangeable shares held by Brookfield. However, BAM Partners and the BAM Partnership expressly disclaim beneficial ownership of such exchangeable shares.
(3)Brookfield acquired the exchangeable shares set forth below in connection with completion of the special distribution. Immediately prior to the special distribution, the partnership held all of the exchangeable shares.

Brookfield Business Corporation	77

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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors - Risks Relating to Our Relationship with Brookfield”, Item 5.A,“Operating Results - Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A, “Major Shareholders” and Note 1 and Note 26 to our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, respectively.
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

78	Brookfield Business Corporation

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

Brookfield Business Corporation	79

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
Incentive Distributions
The Asset Management Company is an indirect holder of Redemption-Exchange Units and Special LP Units of Holding LP and holds an approximate 63.4% interest in Holding LP through Managing General Partner Units held by the partnership. As a result of holding Special LP Units, the Asset Management Company is entitled to receive from Holding LP incentive distributions calculated as (A) 20% of the growth in the market value of the units quarter-over-quarter (but only after the market value exceeds the “incentive distribution threshold”, which as of December 31, 2024 was $31.53, and adjusted at the beginning of each quarter to be equal to the greater of (i) the market value for the previous quarter and (ii) the incentive distribution threshold at the end of the previous quarter) multiplied by (B) the number of units and other economically equivalent securities of the Service Recipients (which includes our exchangeable shares) outstanding at the end of the quarter (and assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of the units (and other economically equivalent securities of the Service Recipients) is equal to the quarterly volume-weighted average price of the units on the principal stock exchange for the units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter and paid concurrently with any other distributions by Holding LP in accordance with the Holding LP Limited Partnership Agreement. In the event that there is a decline in the market value of the units during any quarter, there will be no repayment or clawback of any incentive distribution amounts previously received by the Asset Management Company from Holding LP and no further incentive distributions will be payable by Holding LP unless and until the previous “incentive distribution threshold” is exceeded. The incentive distribution threshold will be adjusted in accordance with Holding LP Limited Partnership Agreement in the event of transactions with a dilutive effect on the value of the units, including any quarterly cash distribution above the initial amount of $0.0625 per unit. For any quarter in which our group determines that there is insufficient cash to pay the incentive distribution, our group may elect to pay all or a portion of this distribution in Redemption-Exchange Units or may elect to defer all or a portion of the amount distributable for payment from available cash in future quarters. Our group believes these arrangements will create an incentive for the Asset Management Company to manage our group in a way that helps us achieve our group’s goal of creating value for our unitholders and the partnership’s shareholders through capital appreciation while providing a modest distribution yield.
During the fourth quarter of 2024, the volume weighted average price per unit was $23.65, which was below the incentive distribution threshold of $31.53, resulting in no incentive distribution for the quarter. For the year ended December 31, 2024, there was no incentive distribution paid. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Business Partners, our company or our shareholders.

80	Brookfield Business Corporation

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
Satisfaction of Secondary Exchange Rights
In accordance with the Rights Agreement, Brookfield has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in our articles. The rights agent has agreed to establish a collateral account, and, unless a holder of exchangeable shares has agreed to waive the benefit of the collateral account, Brookfield will contribute an amount of cash or securities in accordance with the Rights Agreement (as further described below) in order to enable the rights agent to exchange subject exchangeable shares for the cash amount or the unit amount in accordance with the Rights Agreement. Brookfield will directly satisfy the exchange of subject exchangeable shares held by any person that has waived the benefit of the collateral account in accordance with the Rights Agreement (a “waiving class A shareholder”).

Brookfield Business Corporation	81

In accordance with our articles, our company is required to deliver a notice, or the company notice, to the rights agent and Brookfield on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject exchangeable shares have been satisfied. The company notice must set forth the unit amount and the cash amount for such subject exchangeable shares and any necessary wire transfer or other delivery instructions. Brookfield may provide notice to the rights agent by the business day immediately following receipt of the company notice, providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount. The rights agent, provided that Brookfield has not provided such notice, or Brookfield as applicable, must exchange the subject exchangeable shares for a number of units equal to the unit amount and promptly, and in any event within two (2) business days, deliver such units to the holder of the subject exchangeable shares. Such units will be delivered from the collateral account unless the holder of the subject exchangeable shares is a waiving class A shareholder. If there are not enough units in the collateral account to satisfy the unit amount with respect to one or more of such subject exchangeable shares held by a shareholder that is not a waiving class A shareholder, the rights agent will exchange such subject exchangeable shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject exchangeable shares.
If the holder of subject exchangeable shares has not received the units amount or the cash amount by the specified exchange date, the holder of subject exchangeable shares may deliver, or cause to be delivered, a notice, or the exchanging exchangeable shareholder notice, to the rights agent and Brookfield. The exchanging exchangeable shareholder notice must set forth the number of such subject exchangeable shares and any necessary wire transfer or other delivery instructions and be in a format that is acceptable to the rights agent. If the subject exchangeable shares are held by a person that is not a a waiving class A shareholder, as promptly as practicable and in an event on or prior to the next business day following receipt of the exchanging exchangeable shareholder notice, Brookfield will provide notice to the rights agent (i) setting forth the unit amount and the cash amount for such subject exchangeable shares and (ii) either (a) providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject exchangeable share. Brookfield is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second business day following receipt of the exchanging exchangeable shareholder notice, the subject exchangeable shares and, if the subject exchangeable shares are held by a person that is not a waiving class A shareholder, an instruction to the rights agent from Brookfield, the rights agent or Brookfield, as applicable, will exchange such subject exchangeable shares for the unit amount or the cash amount. If the subject exchangeable shares are held by a person that is not a waiving class A shareholder, the unit amount shall be delivered from the collateral account or, if there are not enough units in the collateral account, for the cash amount from the collateral account.
With respect to any exchange of subject exchangeable shares, Brookfield may elect to exchange the subject exchangeable shares for the cash amount. If Brookfield makes such an election in respect of subject exchangeable shares held by a person that is not a waiving class A shareholder and there is not a sufficient amount of cash in the collateral account, Brookfield must deposit the required amount into the collateral account simultaneously with such election.
In connection with the exercise by a holder of the secondary exchange right with respect to any subject exchangeable shares held through the Depository Trust Company, or DTC, such holder will deliver to the rights agent, or if the holder is a waiving class A shareholder, Brookfield, such subject exchangeable shares pursuant to DTC’s applicable procedures. In addition, such holder will deliver to the rights agent or Brookfield, as applicable, via e-mail on the business day prior to delivery of such subject exchangeable shares a copy of the exchanging exchangeable shareholder notice, if applicable.
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

82	Brookfield Business Corporation

Collateral Account
Brookfield has established one or more non-interest bearing trust accounts to be administered by the rights agent, or the collateral account(s). At all times on and after the date of issuance of any exchangeable shares by our company, Brookfield will ensure that the aggregate of (i) the units in or issuable pursuant to any convertible securities in the collateral account, or the collateral account unit balance, and (ii) the number of units equal to the aggregate amount of cash in the collateral account divided by the value of a unit, or the collateral cash balance and, together with the collateral account unit balance, the collateral account balance, will at all times be equal to or exceed the number of units that is equal to the product of the total number of exchangeable shares outstanding (excluding those owned by Brookfield, its affiliates and waiving class A shareholders) multiplied by the conversion factor in accordance with our articles, or the required collateral account balance.
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

Brookfield Business Corporation	83

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

84	Brookfield Business Corporation

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

Brookfield Business Corporation	85

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

86	Brookfield Business Corporation

It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment mandate (including investment focus, objectives, strategies, guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance, as each is determined and adjusted from time to time over the lives of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities; (v) the relative amounts of capital available (or expected to be available) for investment for the period in which such investment will be consummated; (vi) principles of diversification of investments (including, among others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations); (vii) expected future capacity of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure; (x) limitations imposed by investors in one or more Brookfield Accounts in which we invest (pursuant to consent and/or approval rights or as otherwise agreed to with such investors); (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which we invest; (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes; (xiii) expected or actual ratings or lack of ratings of the investment opportunity; (xiv) the availability of other appropriate or similar investment opportunities; (xv) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or due diligence of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity; (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result; (xviii) whether the relevant Brookfield Accounts are in liquidation; and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
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

Brookfield Business Corporation	87

Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
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
Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that our group (and the Brookfield Accounts in which we invest) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over our group (and the Brookfield Accounts in which we invest), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to our group, Brookfield Accounts in which we invest and their respective investments.

88	Brookfield Business Corporation

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

Brookfield Business Corporation	89

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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for our group (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account). In connection with each

90	Brookfield Business Corporation

co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by our group (or Brookfield Accounts in which we invest). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield commitment with respect to such investments. Brookfield also may assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
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

Brookfield Business Corporation	91

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

92	Brookfield Business Corporation

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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund obligations and/or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of

Brookfield Business Corporation	93

guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits our group (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our exchangeable shares through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, our group or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity, and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or our group (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to our group (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. The portion of the investment opportunity backstopped by Brookfield and/or our group (or a Brookfield Account in which we invest) will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, our group or a Brookfield Account in which we invest) or third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment , as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and our group (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount our group (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by our group (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of our group (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and our group’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and our group’s (or a Brookfield Account’s in which we invest) investment therein, and our group’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent our group (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, our group’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had our group (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.
In certain situations, our group (or a Brookfield Account in which we invest) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a Brookfield and/or another Brookfield Account’s backstop arrangement, Brookfield and/or the other Brookfield Account will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of our group (or a Brookfield Account in which we invest) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of our group (or a Brookfield Account in which we invest) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for

94	Brookfield Business Corporation

the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which we invest) and their respective investors). Alternatively, in situations where our group (or a Brookfield Account in which we invest) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent our group (or a Brookfield Account in which we invest)later becomes able to use funding from its loan facilities after closing on the investment, our group (or a Brookfield Account in which we invest) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by our group (or a Brookfield Account in which we invest) and their investors.
In addition, our group (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment ,our group (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.
In connection with any such financing, our group (or a Brookfield Account in which we invest) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by our group (or a Brookfield Account in which we invest) (at the expense of our group (or such Brookfield Account in which we invest)) with a bank or other counterparty to enable our group (or a Brookfield Account in which we invest) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where our group (or a Brookfield Account in which we invest) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by our group (or a Brookfield Account in which we invest). Interest rate hedging transactions entered into by our group (or a Brookfield Account in which we invest) on behalf of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between our group (or a Brookfield Account in which we invest) and co-investors.

Brookfield Business Corporation	95

Moreover, our group (or a Brookfield Account in which we invest) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of our group’s (or a Brookfield Account’s in which we invest) investment. Even where our group (or a Brookfield Account in which we invest) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and our group (or a Brookfield Account in which we invest) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by our group (or a Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Our group (or a Brookfield Account in which we invest) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.
Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when our group (or a Brookfield Account in which we invest) holds it, our group (or a Brookfield Account in which we invest) may be unable to syndicate or sell such investment above its acquisition cost and our group (or a Brookfield Account in which we invest) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Walled-Off Businesses each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which we invest), the BBU General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of our group (or a Brookfield Account in which we invest) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the BBU General Partner with respect to such investments.
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

96	Brookfield Business Corporation

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

Brookfield Business Corporation	97

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

98	Brookfield Business Corporation

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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

Brookfield Business Corporation	99

Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g.,Walled-Off Businesses) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the U.S. Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the U.S. Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in, restrictions on transactions by our group and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that we are invested in.
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

100	Brookfield Business Corporation

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

Brookfield Business Corporation	101

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

102	Brookfield Business Corporation

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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that our group (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in

Brookfield Business Corporation	103

which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, our group (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to our group’s (or a Brookfield Account’s in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their investment mandates. In addition, as noted above, certain investments by our group (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, our group (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, taking

104	Brookfield Business Corporation

into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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

Brookfield Business Corporation	105

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

106	Brookfield Business Corporation

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
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate investments or as a single investment. Further to the foregoing, a single investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
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

Brookfield Business Corporation	107

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any

108	Brookfield Business Corporation

other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (d) transact with Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies or investments thereof for acquisition, investment financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
•BWS is a paired entity to Brookfield Corporation. BWS’ exchangeable shares are exchangeable into shares of Brookfield Corporation on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Corporation Class A Shares. Brookfield Corporation is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including our group (or a Brookfield Account in which our group is invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (e) facilitate activities of other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and/or (f) execute other transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including our group (and the Brookfield Accounts in which our group is invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.
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

Brookfield Business Corporation	109

The BCS Business is conducted via subsidiaries of BWS, which is economically linked to Brookfield. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor)).
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

110	Brookfield Business Corporation

A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of our board of directors, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by our independent directors will not be subject to review by or consent of our independent directors, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which we invest).
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

Brookfield Business Corporation	111

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
•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring Brookfield Accounts’ investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by

112	Brookfield Business Corporation

portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including our group (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by our group (or Brookfield Accounts in which we invest) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of the BBU General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or Walled- Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account, or Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of our independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.

Brookfield Business Corporation	113

In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by our group or the shareholders.
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
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including our group and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.

•Businesses Subject to Information Walls. Brookfield Corporation holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) Brookfield Asset Management; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove; (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”), a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and

114	Brookfield Business Corporation

accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than Brookfield Asset Management (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.

It is expected that Brookfield Accounts and their portfolio companies (including our group, the Brookfield Accounts in which our group invests and their respective portfolio companies) will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand.
For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, our group, the Brookfield Accounts in which we invest or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with disclosures set out herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group and the Brookfield Accounts in which we invest (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for our group (and the Brookfield Accounts in which we invest), but which are not made available to our group (and the Brookfield Accounts in which we invest). Our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (and the Brookfield Accounts’ in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and our group (and the Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.
In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group (and the Brookfield Accounts in which we invest).
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for our group (and the Brookfield Accounts in which we invest) without the consent of our group (and the Brookfield Accounts in which we invest) or Brookfield. From time to time, our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which we invest), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which we invest) including in different parts of the capital structure. For example, our group (and the Brookfield Accounts in which we invest) may hold the equity of a portfolio company of a Walled-Off Business Account. In such

Brookfield Business Corporation	115

situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of our group (and the Brookfield Accounts in which we invest). Conversely, our group (and the Brookfield Accounts in which we invest) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of our group (and the Brookfield Accounts in which we invest) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group (and the Brookfield Accounts in which we invest)), which could adversely impact the (direct and/or indirect) interests of our group (and the Brookfield Accounts in which we invest). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group (and the Brookfield Accounts in which we invest), and are expected to hold interests that potentially are adverse to those held by our group (and the Brookfield Accounts in which we invest) (directly or indirectly). Our group (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group (and the Brookfield Accounts in which we invest) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of our group (and the Brookfield Accounts in which we invest) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of our group (and the Brookfield Accounts in which we invest) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to our group (and the Brookfield Accounts in which we invest) or our shareholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on our group (and the Brookfield Accounts in which we invest), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of our group (and the Brookfield Accounts in which we invest). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions or negatively impact Brookfield’s ability to provide investment management services to our group (and the Brookfield Accounts in which we invest), all of which could result in negative financial impact to the investments of our group (and the Brookfield Accounts in which we invest).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including our group (and the Brookfield Accounts in which we invest) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Our group (and the Brookfield Accounts in which we invest) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group (and the Brookfield Accounts in which we invest).
Portfolio companies in which our group (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to our group (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s alternative investment fund manager (“AIFM”) is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account are expected to be a lender to an asset owned by our group (and the Brookfield Accounts in which we invest). The AIFM may provide such services at different rates than those charged to our group (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree

116	Brookfield Business Corporation

Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to our group (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out herein. In addition, Brookfield may be retained by a Walled-Off Business, Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to our group (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business may be different than those charged to our group (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to our group (and the Brookfield Accounts in which we invest).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future and additional conflicts not yet known by Brookfield, Oaktree, or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of our group (and the Brookfield Accounts in which we invest). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by our independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliated Services and Transactions” below.

Brookfield Business Corporation	117

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

118	Brookfield Business Corporation

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which we are invested) for reputational reasons that it may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse sustainability impact on the investments of our group (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or our group) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or our group for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or our group and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility.
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

Brookfield Business Corporation	119

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
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in the arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
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
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including our group and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, our group and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.

120	Brookfield Business Corporation

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
Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services);

Brookfield Business Corporation	121

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

122	Brookfield Business Corporation

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

Brookfield Business Corporation	123

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
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, Walled-Off Business, Walled-Off Business Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which we invest), their investments or potential investments and/or other Brookfield Accounts (including Brookfield), and to allocate such costs and expenses among our group or a Brookfield Account in which we invest, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments” and “Insurance” subsections in the “Decisions Made and Actions Taken that may Raise Potential Conflicts of Interest” section of this 20-F.

124	Brookfield Business Corporation

Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time).There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by our group (or a Brookfield Account in which we invest) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from our group or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
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

Brookfield Business Corporation	125

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

126	Brookfield Business Corporation

Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to our group, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by our group, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while our group, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of our group or other Brookfield Account (including Brookfield Accounts in which we invest). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and

Brookfield Business Corporation	127

Walled-Off Business Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield has invested and continues to invest, directly or through Pinegrove, in emerging technology companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or shareholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts,Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to our group or the shareholders.
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

128	Brookfield Business Corporation

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
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short- term incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.

Brookfield Business Corporation	129

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
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our independent directors in the Conflicts Protocols, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
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

130	Brookfield Business Corporation

existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause our group and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including our group) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to our group, Brookfield Accounts in which we invest, or an investment.
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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to our group (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, our group or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.

Brookfield Business Corporation	131

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
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise) and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside our group (or a Brookfield Account in which we invest), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to our group (or a Brookfield Account in which we invest) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interests in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside our group (or a Brookfield Account in which we invest).
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.

132	Brookfield Business Corporation

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

Brookfield Business Corporation	133

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

134	Brookfield Business Corporation

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
Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which we invest) even though such investors do not provide the same level of credit support for such borrowing as other investors. This occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.
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

Brookfield Business Corporation	135

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
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing our group and Brookfield Accounts that we invest in, as well as employees of portfolio companies that our group and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to our group or Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to our group and Brookfield Accounts in which we invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to our group and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to our group and Brookfield Accounts in which we invest.
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

136	Brookfield Business Corporation

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
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for exchangeable shares or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
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
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).

Brookfield Business Corporation	137

Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which we invest) (including policies covering our group, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by our group (or a Brookfield Account in which we invest) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which we invest) generally will not be reimbursed for the premium related to the period of coverage post-sale.
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

138	Brookfield Business Corporation

on the actual claims of a particular account, including our group (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that we invest in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which we invest).
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

Brookfield Business Corporation	139

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
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, Brookfield Corporation transferred its approximate 73% interest in the Asset Management Company to Brookfield Asset Management in exchange for newly issued Class A Limited Voting Shares of Brookfield Asset Management on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by Brookfield Asset Management and Brookfield Corporation owns approximately 73% of the Class A Limited Voting Shares of Brookfield Asset Management. Brookfield Corporation is listed on the NYSE and TSX under the ticker “BN” and Brookfield Asset Management is listed on both stock exchanges under the ticker “BAM”.
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

140	Brookfield Business Corporation

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
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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

Brookfield Business Corporation	141

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
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the BBU General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of our group (and Brookfield Accounts in which we invest) develop and change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing exchangeable shares. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

142	Brookfield Business Corporation

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

Brookfield Business Corporation	143

Credit Support
The partnership has bilateral credit facilities in the amount of $2.35 billion backed by global banks. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The bilateral credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The maturity date of the facilities is June 29, 2029.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The revolving acquisition credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA plus 3.45% or prime rate plus 2.45%, which margins are subject to adjustment from time to time. The revolving acquisition credit facility also requires our partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. The maturity date of the revolving acquisition credit facility is April 27, 2029, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at December 31, 2024, the credit facility remained undrawn.
A wholly-owned subsidiary of our company agreed to fully and unconditionally guarantee the obligations of Brookfield Business Partners under the partnership’s $2.35 billion bilateral credit facilities with global banks and its revolving acquisition credit facility with Brookfield.
Brookfield Commitment Agreement
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). As at December 31, 2024, the amount subscribed from the company was $nil and the amount subscribed from Brookfield Business Partners was $725 million (2023: $725 million) with an annual dividend of 7%. Brookfield will have the right to cause our company or the partnership to redeem the preferred securities at par to the extent of any net proceeds received by our company or the partnership from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
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
Credit Facilities
Our company is party to two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Business Partners and the other will constitute an operating credit facility that will permit Brookfield Business Partners to borrow up to $1 billion from our company.
The credit facilities are available by way of U.S. advances that bear interest based on the U.S. base rate or U.S. dollar SOFR, or Canadian dollar advances that bear interest based on the Canadian prime rate or CORRA, in each case plus an applicable margin that is subject to adjustment from time to time. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at the rate of interest specified in such deposit arrangement. As at December 31, 2024, the net amount outstanding on deposit was approximately $470 million payable to Brookfield Business Partners (2023: $135 million receivable from Brookfield Business Partners).

144	Brookfield Business Corporation

Deposit Agreement
We have in place a deposit agreement with Brookfield whereby Brookfield may place funds on deposit with our company. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points. As at December 31, 2024, the amount of the deposit from Brookfield was $nil (2023: $nil). For the year ended December 31, 2024, no interest expense was paid on this deposit (2023: $nil).
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
7.C INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements”.
8.B SIGNIFICANT CHANGES
See Item 3, Item 4 “Information on the Company ” and Item 5 “Operating and Financial Review and Prospects ” for additional information.
ITEM 9. THE OFFER AND LISTING
9.A OFFER AND LISTING DETAILS
Our exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
9.B PLAN OF DISTRIBUTION
Not applicable.

Brookfield Business Corporation	145

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
As of the date of this Form 20-F, approximately 71.7 million exchangeable shares, one class B share, 25.9 million class C shares and no preferred shares are issued and outstanding. Brookfield Business Partners holds indirectly all of the class B shares, having a 75% voting interest in our company, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield Holders, directly and indirectly, hold approximately 65.9% of our exchangeable shares.
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

146	Brookfield Business Corporation

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

Brookfield Business Corporation	147

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

148	Brookfield Business Corporation

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

Brookfield Business Corporation	149

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

150	Brookfield Business Corporation

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

Brookfield Business Corporation	151

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

152	Brookfield Business Corporation

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
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares have been and will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

Subject to our articles, including the terms of the shares then outstanding, our board of directors has broad rights to issue additional shares (including new classes of shares and options, rights, warrants and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by our board of directors in its sole discretion.	The partnership’s general partner has broad rights to cause the partnership to issue additional partnership interests and may cause the partnership to issue additional partnership interests (including new classes of partners hip interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the partnership’s general partner in its sole discretion, all without the approval of the partnership’s limited partners.

Brookfield Business Corporation	153

	EXCHANGEABLE SHARES	UNITS
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
Size of Board	Our company’s board is set at ten (10) directors. Our board of directors may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for two additional non-overlapping directors to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Business Partners. David Court and Michael Warren currently serve as the non-overlapping members of our board of directors. Mr. Court has served on the board of directors of the general partner of the partnership since February 2018 and resigned from such board of directors in March 2022. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
Election and Removal of Directors	Our company’s board is elected by our shareholders and each of our current directors will serve until immediately before the election or appointment of directors at the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on our board of directors may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by our company’s shareholders or a resolution of the directors if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of our company and does not promptly resign. A director will be automatically removed from our board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director pursuant to the BCBCA.	The partnership’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the partnership’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the partnership’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of the partnership’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the partnership’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

154	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments	Our company may from time to time amend, modify or repeal any provision contained in the articles of our company in a manner authorized by the BCBCA.

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

Brookfield Business Corporation	155

EXCHANGEABLE SHARES	UNITS

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

156	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
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

Brookfield Business Corporation	157

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

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

158	Brookfield Business Corporation

EXCHANGEABLE SHARES	UNITS
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

The holders of exchangeable shares shall not be entitled to any dividends from our company other than the exchangeable dividends.	Distributions to partners of the partnership will be made in accordance with their Percentage Interests (as defined in the limited partnership agreement of the partnership) only as determined by the general partner in its sole discretion. However, the general partner will not be permitted to cause the partnership to make a distribution if the partnership does not have sufficient cash on hand to make the distribution, the distribution would render the partnership insolvent, or if, in the opinion of the general partner, the distribution would leave the partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

The general partner has sole authority to determine whether the partnership will make distributions and the amount and timing of these distributions.

Brookfield Business Corporation	159

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	At any time after the special distribution date, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See above, “Adjustments to Reflect Certain Capital Events”.

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See above, “Adjustments to Reflect Certain Capital Events”.	N/A

160	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer	Our board of directors will have the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described above under “Redemption by Issuer”. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which the company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.

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

	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such liquidation, dissolution or winding up of the partnership (the form of payment to be determined at the election of our company) plus all unpaid dividends. See above, “Adjustments to Reflect Certain Capital Events”.	N/A
Qualification	N/A	If the partnership’s general partner determines in its sole discretion that it is no longer in the partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the partnership’s general partner may elect to treat partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Business Corporation	161

	EXCHANGEABLE SHARES	UNITS
Liquidation	Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See above, “Adjustments to Reflect Certain Capital Events”. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Conversion	At any time the partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A

162	Brookfield Business Corporation

	EXCHANGEABLE SHARES	UNITS
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Protection of Shareholders	Under the BCBCA, pursuant to the oppression remedy, any holder of exchangeable shares may apply to court for an order where the affairs of our company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of our company that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of our company to enforce a right, duty or obligation owed to our company that could be enforced by our company itself or to obtain damages for any such breach of right, duty or obligation.	There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the partnership’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of the partnership, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a unit.
Takeover Bids, Issuer Bids and Tender Offers	The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units unless such offer has been extended to holders of exchangeable shares.	The units are not exchangeable shares and will not be treated as exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, holders of units will not be entitled to participate in an offer or bid made to acquire the exchangeable shares unless such offer has been extended to holders of units.
Choice of Forum for U.S. Securities Act Claims	Our company’s articles provide that unless our company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.	The limited partnership agreement of the partnership will be amended on the closing of the special distribution to provide that unless the partnership consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.

Brookfield Business Corporation	163

10.C MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by us, (ii) have been entered into by Brookfield Business Partners or Brookfield in connection with the special distribution, or (iii) are otherwise material to our company:
1.Amended and Restated Rights Agreement, dated December 23, 2024, between Brookfield Corporation and Wilmington Trust, National Association, described under the heading Item 7.B,“Related Party Transactions - Rights Agreement”;
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
5.Amended and Restated Credit Agreement, dated October 17, 2023, between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
6.Amended and Restated Credit Agreement, dated October 17, 2023 between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
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
9.Fifth Amended and Restated Credit Agreement, dated October 17, 2023, by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury Ltd., as amended from time to time, described under the heading Item 7.B, “Related Party Transactions - Credit Facilities”;
10.Voting Agreement between Brookfield Wealth Solutions and Brookfield Corporation, dated September 26, 2024
11.Guarantee, dated March 15, 2022, as thereafter amended, by BBUC Holdings Inc., in favor of certain global party lenders to the partnership’s $2.35 billion bilateral credit facilities, described under the heading Item 7.B, “Related Party Transactions - Credit Support”; and
12.Brookfield Commitment Agreement, dated February 4, 2022, as amended on May 5, 2022 and November 7, 2023, between Brookfield and the partnership, described under the heading Item 7.B, “Related Party Transactions - Brookfield Commitment Agreement”
Copies of the agreements noted above are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca. Written requests for such documents should be directed to the Corporate Secretary’s Office at 250 Vesey Street, 15th Floor, New York NY, 10281.
10.D EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities, except as otherwise described in this 20-F under Item 10.E, “Taxation”.

164	Brookfield Business Corporation

10.E TAXATION
The following summary discusses certain material U.S. and Canadian tax considerations relating to the holding and disposition of exchangeable shares as of the date hereof. Shareholders are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in exchangeable shares.
Certain Material U.S. Federal Income Tax Considerations
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership and disposition of units set forth in Item 10.E,“Taxation - Certain Material U.S. Federal Income Tax Considerations” and Item 3.D, “Risk Factors - Risks Relating to Taxation” in the partnership’s annual report on Form 20-F. The following discussion is limited as described in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F and as described herein.
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

Brookfield Business Corporation	165

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
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their own tax advisers regarding the application of the relevant rules in light of their particular circumstances.
Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to exchangeable shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.

166	Brookfield Business Corporation

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
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or units by Brookfield pursuant to the Rights Agreement, or (ii) whose exchange request is satisfied by the delivery of cash by the partnership pursuant to the exercise of the partnership call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of units pursuant to the partnership’s exercise of the partnership call right, see the discussion below under the heading “- Exercise of the Partnership Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or units by our company are described in the following paragraph.
A redemption or exchange of exchangeable shares satisfied by our company will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the exchangeable shares, you may be required to take into account not only the exchangeable shares and other equity interests in our company that you actually own, but also other equity interests in our company that you constructively own within the meaning of Section 318 of the Code. If you own (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercise no control over our company’s corporate affairs, you may be entitled to sale or exchange treatment on a redemption or exchange of the exchangeable shares if you experience a reduction in your equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If you meet none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to the rules described above under the heading “- Taxation of Distributions”. The amount of the distribution will be equal to the amount of cash, if any, and the fair market value of property received (such as units). Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular U.S. Holder of exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its own tax adviser regarding the tax treatment of a redemption or exchange, including the calculation of the holder’s tax basis in any remaining exchangeable shares in the event of a redemption or exchange that is treated as a distribution.
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

Brookfield Business Corporation	167

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

168	Brookfield Business Corporation

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
If Section 721(a) of the Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and none of the special provisions of the Code described in the two preceding paragraphs applies, then the U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “- Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by the U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by the holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in the holder’s particular circumstances and the holder’s holding period in units received in exchange for exchangeable shares.
For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of units received in exchange for exchangeable shares, see the discussion in Item 10.E, “Taxation - Certain Material U.S. Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and each U.S. Holder should consult its own tax adviser regarding such consequences in light of the holder’s particular circumstances.
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

Brookfield Business Corporation	169

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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with regard to the holder’s ownership and disposition of exchangeable shares.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisers regarding the applicability of this tax to its income and gains in respect of exchangeable shares.
Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their own tax advisers regarding the information reporting obligations, if any, with respect to their ownership and disposition of exchangeable shares.
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
Consequences to Non-U.S. Holders
Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally will not be subject to U.S. federal income tax. Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.

170	Brookfield Business Corporation

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP, OUR COMPANY, AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES.
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
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BBUC’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, no assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary assumes that at all relevant times the exchangeable shares will be listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE). This summary also assumes that neither the partnership nor BBUC is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.
Pursuant to Tax Proposals with respect to mutual fund corporations, which apply to taxation years that begin after 2024, BBUC would no longer qualify as a “mutual fund corporation.”
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
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of an exchangeable share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Brookfield Business Corporation	171

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

172	Brookfield Business Corporation

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
Taxable dividends paid to a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax. Such resident holder should consult their own tax advisors.
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, an exchangeable share to BBUC (including, in general, on a redemption by BBUC, or an exchange at the request of the holder), will be deemed to receive a dividend equal to the amount by which the amount paid by BBUC exceeds the “paid-up capital” (as determined for purposes of the Tax Act) in respect of such shares. See “Certain Material Federal Income Tax Considerations - Taxation of Holders Resident in Canada - Dividends on the Exchangeable shares” above. The resident holder will also realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the resident holder’s proceeds of disposition for such share, net of any reasonable costs of disposition in respect thereof, exceed (or are exceeded by) the adjusted cost base to the resident holder of such share immediately before the disposition. The amount of any deemed dividend arising on the disposition of an exchangeable share to BBUC will not be included in computing the resident holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such share.
A resident holder who disposes of, or who is deemed to dispose of, an exchangeable share, other than a disposition to BBUC, will generally realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition.
One-half of a capital gain realized by a resident holder in a taxation year must be included in income as a taxable capital gain and one-half of a capital loss realized by a resident holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.
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
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. Resident holders are advised to consult their own tax advisors in this regard.

Brookfield Business Corporation	173

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
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BBUC for purposes of the Tax Act and does not have a “significant interest”, as defined for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in BBUC. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holder, annuitant or subscriber.
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
Dividends on the Exchangeable Shares
Dividends paid or credited on the exchangeable shares or deemed to be paid or credited on the exchangeable shares to a non-resident holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention between Canada and the country in which the non-resident holder is resident.
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A non-resident holder who disposes of, or who is deemed to dispose of, an exchangeable shares to BBUC (including, in general, on a redemption by BBUC, or an exchange at the request of the holder), will be deemed to receive a dividend equal to the amount by which the amount paid by BBUC exceeds the “paid-up capital” (as determined for purposes of the Tax Act) in respect of those shares. See “Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada – Dividends on the Exchangeable Shares” above. The non-resident holder will also realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the non-resident holder’s proceeds of disposition for such share, net of any reasonable costs of disposition in respect thereof, exceed (or are exceeded by) the adjusted cost base to the non-resident holder of such share immediately before the disposition. A non-resident holder will not be subject to tax under the Tax Act on such capital gain (or capital loss) unless the exchangeable shares are “taxable Canadian property” of the non-resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident. The amount of any deemed dividend arising on the disposition of an exchangeable share to BBUC will not be included in computing the non-resident holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such share.
A non-resident holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of exchangeable shares (other than a disposition to BBUC) unless the exchangeable shares are “taxable Canadian property” of the non-resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.

174	Brookfield Business Corporation

Generally, the exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time unless, at any particular time during the sixty (60)-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BBUC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the exchangeable shares was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Business Corporation	175

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

176	Brookfield Business Corporation

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
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the period ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$4.3	54%	$7.7	52%
Audit-related fees (2)	3.5	44%	6.9	47%
Tax fees (3)	0.2	2%	0.2	1%
Total	$8.0	100%	$14.8	100%
____________________________________
(1)Audit fees include fees for services that would normally be provided by the external auditor in connection with our audit of the company, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, consents and assistance with and review of certain documents filed with securities regulatory authorities.
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
The audit committee of our company pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Corporation	177

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. On August 15, 2024, the TSX accepted a notice of our company’s intention to renew its normal course issuer bid in connection for our exchangeable shares, which permits our company to repurchase up to 3,647,722 issued and outstanding exchangeable shares. The price to be paid for our exchangeable shares under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by our company, and all purchases will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States. Repurchases were authorized to commence on August 19, 2024 and are required to terminate on August 15, 2025 or earlier should our company have completed its repurchases prior to such date. For the year ended December 31, 2024, our company made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbu.enquiries@brookfield.com.

Period	Total Number of Exchangeable Shares Purchased	Average Price Paid per Exchangeable Share (US$)	Total Number of Exchangeable Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Exchangeable Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
January 1 - August 16, 2024	—	$—	—	3,647,745
August 19 - December 31, 2024	—	$—	—	3,647,722
____________________________________
(1)On August 15, 2023, the TSX accepted a notice filed by the company of its intention to establish an NCIB, for its exchangeable shares. Under the NCIB, the company was authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 8, 2023, or 3,647,745 exchangeable shares, including up to 7,702 exchangeable shares on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States. This agreement expired on August 16, 2024.
(2)On August 15, 2024, the TSX accepted a notice filed by the company of its intention to renew the NCIB for its exchangeable shares. Under the NCIB, the company is authorized to repurchase up to 5% of its total issued and outstanding exchangeable shares as at August 8, 2024, or 3,647,722 exchangeable shares, including up to 5,184 exchangeable shares on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States. This agreement will expire on August 18, 2025.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the Brookfield Trading Policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of the Brookfield Trading Policy is filed as an exhibit to this 20-F. See Item 6.C “Board Practices - Personal Trading Policy”.
ITEM 16K. CYBERSECURITY
Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield.

178	Brookfield Business Corporation

We believe our cybersecurity program is reasonably designed to materially protect the security of both our company’s data and the data in our custody. Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring and incident response. We use automated technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute Standards of Technology cybersecurity framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees involved in activities with our company and our operating companies regularly undergo mandatory continuing cybersecurity training and data protection. Employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.
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
Despite the security measures implemented as part of our cybersecurity program, the current cyber threat environment presents increased risks for all companies. In the fiscal year ended December 31, 2024, we were the target of cyber-attacks. For example, in June 2024, our dealer software and technology services operations detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent systems shut down, caused disruption to our dealer software and technology services operation has since become subject to several class action lawsuits and may be subject to further lawsuits, claims, inquiries or investigations. While we have incurred and may continue to incur, certain expenses related to this attack, including expenses to respond to, remediate, and investigate this matter, we do not expect the above-noted cybersecurity incident to have a material impact on our business. In addition, our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
We do not believe that any risks we have identified to date from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, including our business strategy, results of operations or financial condition. However, we can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D, Risk Factors—We rely on the use of technology and information systems, many of which are controlled by third-party vendors, which may not be able to accommodate our growth or may increase in cost and may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses and results of operations”.
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
Pursuant to the EISP, Brookfield’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield’s senior management, legal counsel and external counsel to develop and monitor Brookfield’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the Brookfield Audit Committee, which subsequently reports to the Brookfield Board of Directors about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight and the remaining Cybersecurity Committee members have an average of approximately 7 years of cybersecurity experience.

Brookfield Business Corporation	179

In addition, Brookfield has established an Cybersecurity Committee, led by the CISO and composed of representatives from Brookfield’s operating businesses, including from our management team. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

180	Brookfield Business Corporation

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Notice of Articles and Articles of Brookfield Business Corporation (1)
2.1	Description of Securities (2)
4.1	Amended and Restated Rights Agreement by and between Brookfield Corporation and Wilmington Trust, National Association, dated December 23, 2024 (3)
4.2	Registration Rights Agreement between Brookfield Business Corporation, Brookfield Business Partners L.P. and Brookfield Corporation, dated March 15, 2022 (4)
4.3	Amended and Restated Relationship Agreement between Brookfield Business Partners L.P., Brookfield Corporation and the parties thereto, dated January 23, 2024 (10)
4.4	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P, dated May 24, 2016 (5)
4.5	Guarantee by BBUC Holdings Inc. in favor of certain global party lenders, dated March 15, 2022 (6)
4.6	Amended and Restated Credit Agreement between BBUC Holdings Inc., as lender, and Brookfield BBP Canada Holdings Inc., as borrower, dated October 17, 2023*
4.7	Amended and Restated Credit Agreement between Brookfield BBP Canada Holdings Inc., as lender, and BBUC Holdings Inc., as borrower, dated October 17, 2023*
4.8	Equity Commitment Agreement between Brookfield Business Corporation and Brookfield BBP Canada Holdings Inc., dated March 15, 2022 (7)
4.9	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024 (10)
4.10	Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated February 4, 2022 (8)
4.11	First Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated May 5, 2022 (9)
4.12	Second Amendment to Commitment Agreement between Brookfield Corporation and Brookfield Business Partners L.P., dated November 7, 2023 (10)
4.13
Fifth Amended and Restated Credit Agreement by and among Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings LLC and the other borrowers thereto, Brookfield Business Partners L.P., BBUC Holdings Inc. and Brookfield Corporate Treasury, dated October 17, 2023 (10)

4.14	Amendment to the Guarantee by BBU Holdings Inc. in favour of certain global party lenders, dated May 31, 2022 (10)
4.15	Voting Agreement between Brookfield Wealth Solutions and Brookfield Corporation, dated September 26, 2024 (11)
8.1	List of subsidiaries of Brookfield Business Corporation (incorporated by reference to Item 4.C., “Organizational Structure”)*
11.1	Personal Trading Policy*
12.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Audit Committee Charter of Brookfield Business Corporation*
15.2	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Clawback Policy (10)

Brookfield Business Corporation	181

101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
____________________________________
* Filed herewith.
(1)Incorporated by reference to Exhibit 99.1 to our company’s Report on Form 6-K filed on March 21, 2022.
(2)Incorporated by reference to Exhibit 2.1 to the company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed on March 29, 2022.
(3)Incorporated by reference to Exhibit 3.5 to Brookfield Business Partners L.P.’s Registration Statement on Form F-3 filed on February 28, 2025
(4)Incorporated by reference to Exhibit 99.3 to our company’s Report on Form 6-K filed on March 21, 2022.
(5)Incorporated by reference to Exhibit 99.8 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016.
(6)Incorporated by reference to Exhibit 99.4 to our company’s Report on Form 6-K filed on March 21, 2022.
(7)Incorporated by reference to Exhibit 99.9 to our company’s Report on Form 6-K filed on March 21, 2022.
(8)Incorporated by reference to Exhibit 99.1 to our company’s Report on Form 6-K, filed on March 21, 2022.
(9)Incorporated by reference to Exhibit 99.4 to our company’s Report on Form 6-K filed on May 13, 2022.
(10)Incorporated by reference to our company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(11)Incorporated by reference to Exhibit 99.2 to our company’s Schedule 13 D/A filed on September 27, 2024.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

182	Brookfield Business Corporation

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director
Date: March 31, 2025

Brookfield Business Corporation	183

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Corporation as at December 31, 2024 and 2023 and for each of the years in the three years ended December 31, 2024	F-1

Brookfield Business Corporation	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
Audited Consolidated Financial Statements of Brookfield Business Corporation

F-2	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Brookfield Business Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Corporation (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Goodwill – Refer to Notes 2(m) and 14 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. Determining the recoverable amount requires management to make significant estimates and assumptions related to the revenue growth rates and discount rate. Goodwill of $4,448 million was allocated to the Company’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
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
•Evaluated the effectiveness of controls over the determination of revenue growth rates and the discount rate made by management.
•Evaluated the reasonableness of management’s revenue growth rates by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Assessing forecasts by giving consideration to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.

Brookfield Business Corporation	F-3

•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing a range of independent estimates based on market data and comparing those to the discount rate selected by management, as appropriate.
Goodwill Impairment — Refer to Notes 2(m) and 14 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at its healthcare services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. This requires management to make significant estimates and assumptions related to the revenue growth rates, EBITDA margin projections, perpetuity growth rate and discount rate. As at December 31, 2024, the carrying amount of the healthcare services CGU exceeded its recoverable amount, resulting in an impairment charge of $661 million. As a result, the remaining balance of goodwill allocated to the healthcare services operation is $nil.
We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate the recoverable amount of the CGU, specifically revenue growth rates, EBITDA margin projections, the perpetuity growth rate and discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates and assumptions used to determine the recoverable amount of the CGU included the following, among others:
•Evaluated the effectiveness of controls over the determination of revenue growth rates, EBITDA margin projections, the perpetuity growth rate and the discount rate made by management.
•Evaluated the reasonableness of management’s revenue growth rates and EBITDA margin projections by:
◦Evaluating management’s ability to accurately forecast by comparing actual results to historical forecasts.
◦Assessing forecasts by giving consideration to the Board approved business plan, available macroeconomic and market specific information, and considering the impact of evidence identified through other audit procedures, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of the perpetuity growth rate against actual results, applicable market data, and industry and macroeconomic data, as appropriate.
•With the assistance of fair value specialists, evaluated the reasonableness of management’s discount rate by testing the source information underlying the determination of the discount rate, benchmarking the assumptions against publicly available information and developing a range of independent estimates based on market data and comparing those to the discount rate selected by management, as appropriate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2025

We have served as the Company’s auditor since 2021.

F-4	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Business Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 31, 2025, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2025

Brookfield Business Corporation	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	3	$1,008	$772
Financial assets	4	167	77
Accounts and other receivable, net	6	1,337	1,352
Inventory, net	7	52	61
Other assets	10	371	489
		2,935	2,751
Non-Current Assets
Financial assets	4	186	147
Accounts and other receivable, net	6	1,892	2,217
Other assets	10	256	248
Property, plant and equipment	12	2,480	2,743
Deferred income tax assets	19	197	221
Intangible assets	13	5,966	6,931
Equity accounted investments	15	198	222
Goodwill	14	4,988	5,702
		$19,098	$21,182
Liabilities and Equity
Current Liabilities
Accounts payable and other	16	$2,990	$2,534
Non-recourse borrowings in subsidiaries of the company	18	111	793
Exchangeable and class B shares	5	1,709	1,501
		4,810	4,828
Non-Current Liabilities
Accounts payable and other	16	2,286	2,284
Non-recourse borrowings in subsidiaries of the company	18	8,379	8,030
Deferred income tax liabilities	19	988	1,280
		$16,463	$16,422
Equity
Brookfield Business Partners	25	$(59)	$880
Non-controlling interests	11	2,694	3,880
		2,635	4,760
		$19,098	$21,182
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS)	Notes	2024	2023	2022
Continuing operations
Revenues	24	$8,208	$7,683	$6,803
Direct operating costs	21	(7,568)	(6,794)	(6,163)
General and administrative expenses		(326)	(268)	(203)
Interest income (expense), net		(832)	(878)	(523)
Equity accounted income (loss), net	15	8	3	8
Impairment reversal (expense), net	12, 14	(691)	(606)	(21)
Gain (loss) on acquisitions/dispositions, net	8	—	87	—
Remeasurement of exchangeable and class B shares	5	(208)	(264)	836
Other income (expense), net		(666)	126	(75)
Income (loss) before income tax from continuing operations		(2,075)	(911)	662
Income tax (expense) recovery
Current	19	(50)	(167)	(59)
Deferred	19	198	95	93
Net income (loss) from continuing operations		$(1,927)	$(983)	$696
Discontinued operations
Net income (loss) from discontinued operations	9	—	3,812	380
Net income (loss)		$(1,927)	$2,829	$1,076
Attributable to:
Brookfield Business Partners (1)		$(888)	$519	$911
Non-controlling interests	11	(1,039)	2,310	165
		$(1,927)	$2,829	$1,076
____________________________________
(1)Net income (loss) is attributable to Brookfield Business Partners both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 1(b) for further details.
(2)Earnings per share have not been presented in the consolidated financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings Per Share (“IAS 33”). See Note 2(b) for further details.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2024	2023	2022
Net income (loss)		$(1,927)	$2,829	$1,076
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(284)	$40	$(69)
Net investment and cash flow hedges	3	180	3	319
Taxes on the above items	19	(8)	19	(37)
Reclassification to profit or loss		(80)	(71)	(13)
		(192)	(9)	200
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		1	(1)	13
Fair value through other comprehensive income		—	(21)	—
Taxes on revaluation of pension obligations	19	—	—	4
		1	(22)	17
Total other comprehensive income (loss)		(191)	(31)	217
Comprehensive income (loss)		$(2,118)	$2,798	$1,293
Attributable to:
Brookfield Business Partners (1)		$(945)	$513	$984
Non-controlling interests		(1,173)	2,285	309
		$(2,118)	$2,798	$1,293
____________________________________
(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 1(b) for further details.

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2024	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
Net income (loss)	—	(888)	—	—	(888)	(1,039)	(1,927)
Other comprehensive income (loss)	—	—	—	(57)	(57)	(134)	(191)
Total comprehensive income (loss)	—	(888)	—	(57)	(945)	(1,173)	(2,118)
Contributions	—	—	—	—	—	29	29
Distributions and capital paid	—	—	—	—	—	(34)	(34)
Ownership changes and other	—	4	2	—	6	(8)	(2)
Balance as at December 31, 2024	$737	$(247)	$(127)	$(422)	$(59)	$2,694	$2,635
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	519	—	—	519	2,310	2,829
Other comprehensive income (loss)	—	—	—	(6)	(6)	(25)	(31)
Total comprehensive income (loss)	—	519	—	(6)	513	2,285	2,798
Contributions	—	—	—	—	—	733	733
Distributions and capital paid	—	—	—	—	—	(2,947)	(2,947)
Ownership changes	—	—	32	(24)	8	97	105
Balance as at December 31, 2023	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
____________________________________
(1)See Note 20 for additional information.

Brookfield Business Corporation	F-9

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	911	—	—	911	165	1,076
Other comprehensive income (loss)	—	—	—	73	73	144	217
Total comprehensive income (loss)	—	911	—	73	984	309	1,293
Contributions	7	—	—	—	7	432	439
Distributions and capital paid	—	(81)	—	—	(81)	(1,178)	(1,259)
Ownership changes	—	—	(35)	—	(35)	628	593
Acquisition of interest	—	—	—	—	—	1,869	1,869
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at December 31, 2022	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
____________________________________
(1)See Note 20 for additional information.
(2)See Note 1(b) for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2024	2023	2022
Operating Activities
Net income (loss) from continuing operations		$(1,927)	$(983)	$696
Net income (loss) from discontinued operations	9	—	3,812	380
Net income (loss)		(1,927)	2,829	1,076
Adjusted for the following items:
Equity accounted earnings, net of distributions	15	10	18	3
Impairment expense, net		691	609	21
Depreciation and amortization expense	21	780	1,024	892
Gain on acquisitions/dispositions, net	8	—	(4,003)	—
Provisions and other items		672	(129)	81
Deferred income tax expense (recovery)	19	(198)	(144)	(493)
Remeasurement of exchangeable and class B shares	5	208	264	(836)
Changes in non-cash working capital, net	29	(347)	(330)	(563)
Cash from (used in) operating activities		(111)	138	181
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		1,571	2,578	8,994
Repayment of non-recourse borrowings in subsidiaries of the company		(1,230)	(3,052)	(1,364)
Proceeds from other financing		82	92	101
Repayment of other financing		(112)	(125)	(85)
Lease liability repayment		(71)	(107)	(96)
Capital provided by others who have interests in operating subsidiaries	25	15	1,185	2,218
Distributions to exchangeable shareholders	5	(18)	(18)	(14)
Proceeds received from loan with Brookfield Business Partners	1, 26	581	201	955
Repayment and issuance of loans with Brookfield Business Partners	1, 26	(3)	(1,641)	(536)
Distributions and capital paid to others who have interests in operating subsidiaries	11	(18)	(3,039)	(1,178)
Contributions from (distributions to) Brookfield Business Partners	25, 26	—	—	(82)
Cash from (used in) financing activities		797	(3,926)	8,913
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(35)	—	(8,743)
Property, plant and equipment and intangible assets		(297)	(634)	(655)
Financial assets and other		(14)	(2)	(3)
Dispositions
Subsidiaries, net of cash disposed		3	4,406	—
Property, plant and equipment and intangible assets		1	19	33
Financial assets and other		2	3	—
Equity accounted investments		—	7	—
Net settlement of derivative assets and liabilities		(3)	(13)	134
Restricted cash and deposits		8	1	4
Cash from (used in) investing activities		(335)	3,787	(9,230)
Cash and cash equivalents
Change during the period		351	(1)	(136)
Impact of foreign exchange		(115)	37	(22)
Balance, beginning of year		772	736	894
Balance, end of year		$1,008	$772	$736
Supplemental cash flow information is presented in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-11

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
a)    Brookfield Business Corporation
Brookfield Business Corporation together with its subsidiaries (“the company”) is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the Business Corporations Act (British Columbia) on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries, are referred to collectively as the “group”. Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the group. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at December 31, 2024. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(iii)Credit facilities
The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other credit agreement permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder may, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
(v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to Brookfield Business Partners’ existing Master Services Agreement with Brookfield (“Master Services Agreement”). There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for paying its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of Brookfield Business Partners.
Further details of the Master Services Agreement is described in Note 26.

Brookfield Business Corporation	F-13

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(vi)Credit guarantee agreement
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These consolidated financial statements of the company and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (ac), under Future changes in accounting policies.
These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 31, 2025.
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
(b)Basis of consolidation
These consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the company have been eliminated.
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
Earnings per Share
The company’s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 5, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares.

F-14	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The following table summarizes the company’s total non-current assets by geography as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
United States	$8,689	$9,021
Australia	3,050	4,126
Brazil	2,990	3,689
United Kingdom	220	244
Other	1,214	1,351
Total non-current assets	$16,163	$18,431
Further summary on the company’s total revenues by geography for the years ended December 31, 2024, 2023, and 2022 is available in Note 24 (b).
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
All intercompany balances, transactions, revenues and expenses are eliminated in full.
The following provides information about the wholly-owned subsidiaries of the company as at December 31, 2024 and 2023:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2024	2023	2024	2023
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the company as at December 31, 2024 and 2023:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2024	2023	2024	2023
Healthcare services	Healthscope Pty Ltd	Australia	100%	100%	28%	28%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	26%	26%
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(l)Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The company’s intangible assets comprise primarily water and sewage concession rights, brands and trademarks, computer software, customer relationships and proprietary technology.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. Claims are accounted for as variable consideration only when it is highly probable that revenue will not reverse in the future. Revenue from contract modifications are treated as variable consideration when changes to the contract are approved by the customer but the price is not agreed or is not fixed.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Water and wastewater operation
Revenues from the company’s water and wastewater services are recognized over time as water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Additional disclosures of discontinued operations are provided in Note 9. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(iii)Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the company has developed an accounting policy to account for such transactions taking into consideration other guidance in IFRS Accounting Standards and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(ix)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the company’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. Management has also made specific estimates and judgments regarding future expected cash flows in assessing the going concern assumption at its healthcare services operation, considering currently ongoing strategic initiatives that include negotiations with lenders and landlords to amend debt and rent arrangements, negotiations with private health insurers to amend hospital funding agreements, deferral of uncommitted expenditures, and anticipated benefits from cost-saving measures. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the company’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments, and macroeconomic risks.
(aa)Global minimum top-up tax
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.
(ab)New accounting policies adopted
The company has applied certain new and revised IFRS Accounting Standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the company’s consolidated financial statements.
(ac)Future changes in accounting policies
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.

Brookfield Business Corporation	F-29

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,008	$1,008
Accounts and other receivable, net (current and non-current)	—	—	3,229	3,229
Financial assets (current and non-current) (1)(2)	11	184	158	353
Total (3)	$11	$184	$4,395	$4,590
Financial liabilities
Accounts payable and other (1) (3)	$—	$55	$3,641	$3,696
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,490	8,490
Exchangeable and class B shares (4)	—	—	1,709	1,709
Total	$—	$55	$13,840	$13,895
____________________________________
(1)FVOCI include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 3(a) below.
(2)Total financial assets include $634 million of assets pledged as collateral.
(3)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $1,580 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 25 for additional information.
Included in cash and cash equivalents as at December 31, 2024 is $340 million of cash (2023: $374 million) and $668 million of cash equivalents (2023: $398 million).

F-30	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
____________________________________
(1)FVOCI include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 3(a) below.
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
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2024, a pre-tax net gain of $106 million (2023: net loss of $19 million, 2022: net gain of $90 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2024, there was a derivative asset balance of $104 million (2023: $1 million) and derivative liability balance of $36 million (2023: $42 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2024, a pre-tax net gain of $74 million (2023: net gain of $22 million, 2022: net gain of $229 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2024, there was an unrealized derivative asset balance of $80 million (2023: $54 million) and derivative liability balance of $19 million (2023: $6 million) relating to the derivative contracts designated as cash flow hedges.

Brookfield Business Corporation	F-31

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Fair value hierarchical levels — financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2024 and 2023:

	2024			2023
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$184	$—	$—	$55	$—
Other financial assets	11	—	—	9	—	—
	$11	$184	$—	$9	$55	$—
Financial liabilities
Derivative liabilities	$—	$55	$—	$—	$48	$—
Other financial liabilities	—	—	—	—	—	—
	$—	$55	$—	$—	$48	$—
There were no transfers between levels during the year ended December 31, 2024.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2024	Carrying value December 31, 2023	Valuation technique(s) and key input(s)
Derivative assets	$184	$55	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Derivative liabilities	$55	$48	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
NOTE 4. FINANCIAL ASSETS

(US$ MILLIONS)	2024	2023
Current
Restricted cash	$61	$52
Derivative assets	106	10
Other financial assets	$—	$15
Total current	$167	$77
Non-current
Restricted cash	$22	$25
Derivative assets	78	45
Loans and notes receivable	75	68
Other financial assets	11	9
Total non-current	$186	$147

F-32	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 5. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
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
During the year ended December 31, 2024, there were 4 exchangeable shares exchanged for LP Units (2023: 1,135). As at December 31, 2024, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, $23.42 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the consolidated statements of operating results. During the year ended December 31, 2024, $18 million of dividends (2023: $18 million of dividends) were declared and paid on the outstanding exchangeable shares of the company and included in interest income (expense), net in the consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares, and class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares (US$ Millions)
Balance at January 1, 2024	72,954,450	1	$1,501
Shares exchanged to LP Units	(4)	—	—
Remeasurement (gains) losses	—	—	208
Balance at December 31, 2024	72,954,446	1	$1,709
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
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2024	2023
Current, net	$1,337	$1,352
Non-current, net
Accounts receivable	100	283
Retainer on customer contract	55	70
Billing rights	597	733
Loan receivable from Brookfield Business Partners(1)	1,140	1,131
Total non-current, net	$1,892	$2,217
Total	$3,229	$3,569
____________________________________
(1)See Note 26 for additional information.
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2024 was $120 million (2023: $120 million).

Brookfield Business Corporation	F-33

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Loss allowance - beginning	$137	$77
Add: increase in allowance	221	108
Deduct: bad debt write offs	(33)	(34)
Foreign currency translation and other	(26)	(14)
Loss allowance - ending	$299	$137
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2024	2023
Raw materials and consumables	$41	$52
Finished goods and other	11	9
Carrying amount of inventories	$52	$61
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Inventory obsolescence provision - beginning	$8	$14
Add: increase in provision	3	6
Deduct: inventory obsolescence write off	(3)	(2)
Deduct: dispositions	—	(10)
Impact of foreign exchange	1	—
Inventory obsolescence provision - ending	$9	$8

F-34	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 8. DISPOSITIONS
(a)    Dispositions completed in 2024
For the year ended December 31, 2024, the company did not have any significant dispositions.
(b)    Dispositions completed in 2023
Dealer software and technology services operation
On May 1, 2023, the company’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/ dispositions, net.
Power delivery business
During February 2023, the company’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of $275 million, resulting in a pre-tax net gain of $14 million recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 9 for additional information.
Nuclear technology services operation
On November 7, 2023, the company completed the sale of its nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the company, for total consideration of $3.8 billion, net of transaction closing costs. Upon sale of the business, the company derecognized $2.4 billion of intangibles and goodwill, $1.0 billion of property, plant and equipment, $0.3 billion of deferred tax assets, $3.7 billion of borrowings, and $0.1 billion of other net liabilities. The company recorded a pre-tax net gain of $3.9 billion recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 9 for additional information.
NOTE 9. DISCONTINUED OPERATIONS
The revenues and expenses related the company’s nuclear technology services operation, which the company sold in November 2023, have been presented in the consolidated statements of operating results for the years ended December 31, 2023 and December 31, 2022 as a discontinued operation.
Operating results of the discontinued operation for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2024	2023	2022
Revenues	$—	$3,506	$3,795
Direct operating costs	—	(3,087)	(3,303)
General and administrative expenses	—	(176)	(169)
Interest expense, net	—	(246)	(219)
Equity accounted income (loss), net	—	1	5
Impairment expense, net	—	(3)	—
Gain on acquisitions/dispositions, net	—	3,916	—
Other income (expenses), net	—	(115)	(100)
Income (loss) before income tax	—	3,796	9
Current and deferred taxes	—	16	371
Net income (loss) from discontinued operations	$—	$3,812	$380

Brookfield Business Corporation	F-35

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Net income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2024	2023	2022
Net income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(888)	$(533)	$803
Non-controlling interests	(1,039)	(450)	(107)
Total	$(1,927)	$(983)	$696
Net income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$1,052	$108
Non-controlling interests	—	2,760	272
Total	$—	$3,812	$380
Comprehensive income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2024	2023	2022
Comprehensive income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(945)	$(531)	$839
Non-controlling interests	(1,173)	(454)	(62)
Total	$(2,118)	$(985)	$777
Comprehensive income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$1,044	$145
Non-controlling interests	—	2,739	371
Total	$—	$3,783	$516
The net cash flows attributable to the operating, investing and financing activities of the discontinued operation for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2024	2023	2022
Operating cash flows	$—	$(57)	$241
Financing cash flows	—	(3,116)	602
Investing cash flows	—	3,839	(833)
Net cash flows	$—	$666	$10

F-36	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	2024	2023
Current
Work in progress (1)	$138	$167
Prepayments and other assets	222	305
Assets held for sale	11	17
Total current	$371	$489
Non-current
Prepayments and other assets	$256	$248
Total non-current	$256	$248
____________________________________
(1)See Note 17 for additional information.
NOTE 11. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2024 and 2023 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2024, 2023, and 2022 from the company’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2024
	Total							Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$1,736	$14,150	$1,496	$11,468	$4,340	$(1,423)	$(168)	$(1,039)	$(34)	$2,694

	Year ended December 31, 2023
	Total							Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$1,512	$16,230	$1,798	$11,374	$8,180	$3,149	$(25)	$2,310	$(2,947)	$3,880

	Year ended December 31, 2022
	Total			Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Total	$7,441	$205	$223	$165	$(1,178)	$3,712

Brookfield Business Corporation	F-37

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 12. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2023	$63	$2,298	$1,355	$451	$643	$4,810
Additions (cash and non-cash)	—	94	203	6	119	422
Dispositions	(37)	(272)	(1,022)	(66)	(388)	(1,785)
Foreign currency translation and other	(7)	(65)	17	2	4	(49)
Balance at December 31, 2023	$19	$2,055	$553	$393	$378	$3,398
Additions (cash and non-cash)	—	48	75	3	56	182
Dispositions	—	—	(8)	(1)	(30)	(39)
Transfers and assets reclassified as held for sale	—	—	(2)	—	—	(2)
Foreign currency translation and other	(2)	(199)	(39)	(35)	(39)	(314)
Balances at December 31, 2024	$17	$1,904	$579	$360	$365	$3,225

Accumulated depreciation and impairment
Balance at January 1, 2023	$—	$(227)	(528)	(65)	(225)	(1,045)
Depreciation and impairment expense	—	(56)	(153)	(24)	(84)	(317)
Dispositions	—	40	473	15	177	705
Foreign currency translation and other	—	1	3	(1)	(1)	2
Balance at December 31, 2023	$—	$(242)	$(205)	$(75)	$(133)	$(655)
Depreciation and impairment expense	—	(55)	(63)	(16)	(55)	(189)
Dispositions	—	—	3	2	26	31
Transfers and assets reclassified as held for sale	—	—	1	—	—	1
Foreign currency translation and other	—	24	19	6	18	67
Balances at December 31, 2024	$—	$(273)	$(245)	$(83)	$(144)	$(745)
Net book value
December 31, 2023	$19	$1,813	$348	$318	$245	$2,743
December 31, 2024	$17	$1,631	$334	$277	$221	$2,480
The carrying value and depreciation/impairment expense of right-of-use assets as at December 31, 2024 and 2023 are outlined below, by class of underlying asset:

	Year ended December 31, 2024
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$1	$190	$30	$221
Depreciation/impairment expense	—	(30)	(25)	$(55)
Lessor
Assets subject to operating leases	—	—	5	$5

F-38	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2023
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$1	$215	$29	$245
Depreciation/impairment expense	—	(32)	(25)	$(57)
NOTE 13. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks	Other	Total
Gross carrying amount
Balance at January 1, 2023	$2,432	$4,407	$2,813	$592	$449	$10,693
Additions	249	—	112	—	48	409
Dispositions	(3)	(807)	(1,937)	(346)	(89)	(3,182)
Foreign currency translation	203	21	5	—	14	243
Balances at December 31, 2023	$2,881	$3,621	$993	$246	$422	$8,163
Additions	113	—	61	—	65	239
Acquisitions through business combinations	—	—	11	—	—	11
Dispositions	(1)	—	(2)	—	(10)	(13)
Foreign currency translation	(735)	—	(34)	—	19	(750)
Balance at December 31, 2024	$2,258	$3,621	$1,029	$246	$496	$7,650
Accumulated amortization and impairment
Balance at January 1, 2023	$(337)	$(310)	$(675)	$(11)	$(65)	$(1,398)
Amortization and impairment expense	(85)	(291)	(288)	(19)	(28)	(711)
Dispositions	—	240	669	6	14	929
Foreign currency translation	(48)	1	1	—	(6)	(52)
Balances at December 31, 2023	$(470)	$(360)	$(293)	$(24)	$(85)	$(1,232)
Amortization and impairment expense	(108)	(243)	(193)	(17)	(53)	(614)
Dispositions	1	—	1	—	10	12
Foreign currency translation	124	—	17	—	9	150
Balance at December 31, 2024	$(453)	$(603)	$(468)	$(41)	$(119)	$(1,684)
Net book value
December 31, 2023	$2,411	$3,261	$700	$222	$337	$6,931
December 31, 2024	$1,805	$3,018	$561	$205	$377	$5,966

Brookfield Business Corporation	F-39

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets, and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have an average remaining term of 22 years at which point the underlying concession assets will be returned to the various grantors.
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
NOTE 14. GOODWILL

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$5,702	$6,914
Acquisitions through business combinations	24	—
Impairment	(661)	(599)
Dispositions	—	(577)
Foreign currency translation	(77)	(36)
Balance at end of year	$4,988	$5,702

The company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the company compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the company’s cash-generating units are determined by calculating their value in use. For each cash generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates, and perpetuity growth rates which individually range from 5.2% to 14.4%, 11.0% to 12.5%, and 2.3% to 3.5%, respectively (2023: 5.3% to 6.6%, 8.4% to 13.0%, and 2.2% to 3.0%, respectively). These assumptions and inputs are forecasted over a period of 5 years and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations.
During the year ended December 31, 2024, the company recorded a goodwill impairment loss of $661 million (2023: $599 million) on a cash-generating unit. The impairment is related to the company’s investment in healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs. The recoverable amount calculated to assess goodwill impairment was based on an estimate of value in use using a discounted cash flow analysis incorporating unobservable inputs.

F-40	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
As at December 31, 2024, the recoverable amounts of the company’s remaining cash-generating units with material goodwill balances which comprise its dealer software and technology services operation and construction operation, were greater than their carrying values with significant headroom.
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Dealer software and technology services operation	$4,448	$4,424
Healthcare services	—	690
Construction operation	540	588
Total	$4,988	$5,702
NOTE 15. EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of equity accounted investments as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	2024	2023
Equity accounted investments
Economic interest (%)	49% – 50%	49% – 50%
Voting interest (%)	49% – 50%	49% – 50%
Carrying value	$198	$222
The following table presents the change in the equity accounted investment balance for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$222	$251
Dispositions	—	(17)
Share of net income	8	4
Distributions received	(18)	(23)
Foreign currency translation	(14)	7
Balance at end of year	$198	$222

Brookfield Business Corporation	F-41

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the gross assets and liabilities of the company’s equity accounted investments as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Current assets	$113	$417
Non-current assets	547	629
Total assets	660	1,046

Current liabilities	368	339
Non-current liabilities	171	282
Total liabilities	539	621
Total net assets	$121	$425
Certain equity accounted investments are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables present the gross amounts of revenues, net income and other comprehensive income from the company’s equity accounted investments for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Revenues	$177	$343	$378

Net income	16	7	36
Other comprehensive income	—	—	—
Total comprehensive income	$16	$7	$36

F-42	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 16. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2024	2023
Current
Accounts payable	$829	$849
Accrued and other liabilities	919	545
Lease liabilities	44	43
Financial liabilities (1)	122	109
Work in progress (2)	382	481
Provisions and decommissioning liabilities	689	502
Liabilities held for sale	5	5
Total current	$2,990	$2,534
Non-current
Accounts payable	$81	$84
Accrued and other liabilities	323	312
Lease liabilities	236	269
Financial liabilities (1)	1,266	1,378
Work in progress (2)	36	20
Provisions and decommissioning liabilities	344	221
Total non-current	$2,286	$2,284
____________________________________
(1)Includes financial liabilities of $1,255 million ($42 million current and $1,213 million non-current) as at December 31, 2024 and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to the failed sale and leaseback of hospitals.
(2)See Note 17 for additional information.
Included within accounts payable and other at December 31, 2024 was $280 million of lease liabilities (2023: $312 million). Interest expense on lease liabilities was $16 million for the year ended December 31, 2024 (2023: $17 million).
The company’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 28.

Brookfield Business Corporation	F-43

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table presents the change in the provision balances for the years ended December 31, 2024 and 2023:

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2023	$221	$74	$797	$1,092
Additional provisions recognized	—	48	147	195
Reduction arising from payments/derecognition	(3)	(15)	(192)	(210)
Accretion expenses	7	—	18	25
Change in discount rate	(43)	—	—	(43)
Change in other estimates	—	(2)	10	8
Dispositions	(181)	(23)	(142)	(346)
Foreign currency translation	(1)	1	2	2
Balance at December 31, 2023	$—	$83	$640	$723
Additional provisions recognized	—	22	545	567
Reduction arising from payments/derecognition	—	(31)	(186)	(217)
Change in other estimates	—	—	(1)	(1)
Foreign currency translation	—	(4)	(35)	(39)
Balance at December 31, 2024	$—	$70	$963	$1,033
NOTE 17. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2024	2023	2022
Contract costs incurred to date	$11,015	$13,272	$21,014
Profit recognized to date (less recognized losses)	155	117	2,044
	11,170	13,389	23,058
Less: progress billings	(11,450)	(13,723)	(23,847)
Contract work in progress (liability)	$(280)	$(334)	$(789)
Comprising:
Amounts due from customers — work in progress (1)	$138	$167	$435
Amounts due to customers — creditors (2)	(418)	(501)	(1,224)
Net work in progress	$(280)	$(334)	$(789)
____________________________________
(1)The change in the balance from December 31, 2023 was due to billed amounts of $1,680 million, additions to work in progress of $1,665 million and a decrease of $14 million from other changes.
(2)The change in the balance from December 31, 2023 was due to recognized revenue of $361 million, additions to work in progress of $311 million and a decrease of $33 million from other changes.

F-44	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 18. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Total borrowings
2025	$113
2026	104
2027	1,420
2028	235
2029	5,940
Thereafter	940
Total - principal repayments	$8,752
Deferred financing costs and other accounting adjustments	(262)
Total - December 31, 2024	$8,490
Total - December 31, 2023	$8,823
Current and non-current non-recourse borrowings in subsidiaries of the company as at December 31, 2024, net of deferred financing costs and other accounting adjustments were $111 million and $8,379 million, respectively (2023: $793 million and $8,030 million, respectively). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
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
As at December 31, 2024, the company’s operations were in compliance with or had obtained waivers related to all material covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements. At the company’s healthcare services operation, subsequent to year-end, healthcare services obtained a forbearance agreement from its credit facility providers to provide the operations interest relief under its financing arrangements while the operations assess liquidity, and ongoing strategic initiatives.
The following table summarizes the weighted average interest rates and terms of non-recourse borrowings in subsidiaries of the company as at December 31, 2024 and 2023:

	Weighted average rate (%)		Weighted average term (years)		Total
(US$ MILLIONS, except as noted)	2024	2023	2024	2023	2024	2023
Total	9.0%	10.1%	5.5	6.5	$8,490	$8,823
The company enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 27 and Note 28 for additional information on the company’s interest rate derivatives and financial risk management. As at December 31, 2024, the weighted average interest rate of the company’s total non-recourse borrowings including the effect of interest rate derivatives was 8.5%.

Brookfield Business Corporation	F-45

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table summarizes the non-recourse borrowings in subsidiaries of the company by currency as at December 31, 2024 and 2023:

(US$ MILLIONS, except as noted)	2024	Local currency		2023	Local currency
U.S. dollars	$5,755		$5,755	$5,705		$5,705
Brazilian reais	1,821	R$	11,277	2,264	R$	10,958
Australian dollars	914	A$	1,477	854	A$	1,254
Total	$8,490			$8,823
NOTE 19. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Current income tax expense (recovery)	$50	$167	$59
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(198)	(72)	(76)
Recovery arising from previously unrecognized tax assets	—	(20)	—
Change in tax rates and imposition of new legislation	—	(3)	(17)
Deferred income tax expense (recovery)	(198)	(95)	(93)
Total income tax expense (recovery)	$(148)	$72	$(34)
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the company’s subsidiaries operate.
The company’s effective income tax rate is different from the company’s composite income tax rate due to the following differences set out below:

(%)	2024	2023	2022
Composite income tax rate	26%	26%	26%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(3)	(13)	(31)
International operations subject to different tax rates	1	(1)	1
Recognition of deferred tax assets	(6)	3	—
Non-recognition of the benefit of current year’s tax losses	(1)	(2)	3
Change in tax rates and imposition of new legislation	—	—	(3)
Non-deductible expenses and other	(10)	(22)	—
Effective income tax rate	7%	(9)%	(4)%

F-46	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Deferred income tax assets and liabilities as at December 31, 2024 and 2023 relate to the following:

(US$ MILLIONS)	2024	2023
Losses (Canada)	$23	$2
Losses (U.S.)	5	15
Losses (International)	289	349
Difference in basis	(1,108)	(1,425)
Total net deferred tax (liability) asset	$(791)	$(1,059)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$197	$221
Deferred income tax liabilities	(988)	(1,280)
Total net deferred tax (liability) asset	$(791)	$(1,059)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2024	2023
Opening net deferred tax (liability) asset	$(1,059)	$(890)
Recognized in income from continuing operations	198	95
Recognized in income from discontinued operations	—	49
Recognized in other comprehensive income	(8)	19
Other (1)	78	(332)
Net deferred tax (liability) asset	$(791)	$(1,059)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
After three years from reporting date	$30	$12
No expiry	484	75
Total	$514	$87
The components of the income taxes in other comprehensive income for the years ended December 31, 2024, 2023, and 2022 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
FVOCI securities	$—	$—	$(8)
Net investment hedges	10	(1)	2
Cash flow hedges	(2)	(18)	43
Pension plan actuarial changes	—	—	(4)
Total tax expense (recovery) in other comprehensive income	$8	$(19)	$33
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $nil (2023: $279 million).

Brookfield Business Corporation	F-47

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the years ended December 31, 2024, 2023 and 2022:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(427)	$62	$(365)
Other comprehensive income (loss)	(120)	63	(57)
Ownership changes	—	—	—
Balance as at December 31, 2024	$(547)	$125	$(422)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(458)	$123	$(335)
Other comprehensive income (loss)	31	(37)	(6)
Ownership changes	—	(24)	(24)
Balance as at December 31, 2023	$(427)	$62	$(365)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	(18)	91	73
Balance as at December 31, 2022	$(458)	$123	$(335)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 26.

F-48	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2024, 2023, and 2022:

(US$ MILLIONS)	2024	2023	2022
Inventory costs	$508	$527	$490
Subcontractor and consultant costs	3,253	2,432	2,509
Concession construction materials and labor costs	163	299	323
Depreciation and amortization expense	780	728	498
Compensation	1,850	1,749	1,503
Other direct costs	1,014	1,059	840
Total	$7,568	$6,794	$6,163
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in direct operating costs for the year ended December 31, 2024 were $9 million (2023: $13 million ) and $3 million (2023: $4 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the company’s operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2024, the total outstanding amount was approximately $1.5 billion (2023: approximately $1.2 billion). The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The company is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2024 could result in a material settlement liability to the company.
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2024.
(b)Lease liabilities
The following table summarizes the company’s undiscounted maturity schedule for lease obligations as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Lease obligations
Less than 1 year	$53	$55
1 to 5 years	116	136
5+ years	309	348
Total	$478	$539

Brookfield Business Corporation	F-49

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 24. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,
(US$ MILLIONS)	2024	2023	2022
Timing of revenue recognition
Goods and services provided at a point in time	$3,161	2,857	$2,577
Services transferred over a period of time	5,047	4,824	4,203
Total revenues from contracts with customers	8,208	7,681	6,780
Other revenue	—	2	23
Total revenues	$8,208	$7,683	$6,803
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the years ended December 31, 2024, 2023, and 2022:

(US$ MILLIONS)	2024	2023	2022
Australia	$4,540	$3,848	$4,228
United States	1,526	1,734	820
United Kingdom	1,041	864	709
Brazil	799	934	871
Other	302	303	175
Total revenues	$8,208	$7,683	$6,803
(c)Remaining performance obligations
At the company’s construction operation, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2024, the company’s backlog of construction projects was approximately $5.7 billion (2023: $6.2 billion). The company expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years.
The company’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $3.0 billion (2023: $2.3 billion). The company expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the company has the right to invoice.
The company’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2024, the remaining performance obligations were approximately $8.3 billion (2023: approximately $10.6 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 22 years.

F-50	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 25. EQUITY
The following table provides a continuity of the company’s outstanding common equity for the year ended December 31, 2024:

	Class C shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2024	25,934,120	$737
Balance at December 31, 2024	25,934,120	$737
In connection with the special distribution, the company issued approximately 73 million exchangeable shares, 1 class B share and approximately 26 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 5 for further details related to exchangeable shares and class B shares.
The value of share capital, upon issuance of the class C shares was determined to be $28.41 based on the opening price of an LP Unit on March 15, 2022, the date of the special distribution.
NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
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
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the year ended December 31, 2024 was $25 million (2023: $17 million, 2022: $15 million). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated statements of operating results.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
In addition, Brookfield has entered into indemnity agreements with the company related to certain contracts that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such contracts. The company’s construction operation is involved in legal proceedings related to legacy projects in the Middle East which predates the special distribution and the partnership’s spin-off from Brookfield. Brookfield has agreed to indemnify the company for certain legacy projects in the Middle East and during the year ended December 31, 2024, the company drew on the indemnity agreement for a receivable related to these projects.
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at December 31, 2024, the amount subscribed from the company was $nil (2023: $nil) and the amount subscribed from Brookfield Business Partners was $725 million (2023: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million.
As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary) to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other credit agreement permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As at December 31, 2024, the net amount outstanding on deposit is $470 million payable to Brookfield Business Partners included in accounts payable and other (2023: $135 million receivable from Brookfield Business Partners).
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
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at December 31, 2024, the deposit from Brookfield was $nil (2023: $nil) and the company incurred interest expense of $nil (2023: $nil) for the year ended December 31, 2024 on these deposits.
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at December 31, 2024, the company had a loan receivable of $1.1 billion from Brookfield Business Partners in connection with the proceeds received from the disposition of the company’s nuclear technology services operation in 2023. The loan receivable is non-interest bearing and is due on demand and included in accounts and other receivable, net.

F-52	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
(US$ MILLIONS)	2024	2023	2022
Transactions during the period
Revenues (1)	$245	$115	$220
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	December 31, 2024	December 31, 2023
Balances at end of period:
Accounts and other receivable, net	$1,431	$1,376
Accounts payable and other	473	23
Non-recourse borrowings in subsidiaries of the company	44	68
NOTE 27. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk), and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The following table summarizes the aggregate notional amounts of the company’s derivative positions as at December 31, 2024 and 2023:

(US$ MILLIONS)	December 31, 2024	December 31, 2023
Foreign exchange contracts	$374	$614
Cross currency swaps	112	111
Interest rate derivatives	4,156	4,375
	$4,642	$5,100
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the company as at December 31, 2024 and 2023. The notional amounts as at December 31, 2024 and 2023 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2024	2023	2024	2023
Foreign exchange contracts
Australian dollars	$36	$39	1.48	1.48
Brazilian real	338	575	5.62	5.21
	$374	$614

Brookfield Business Corporation	F-53

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying derivative instruments by term to maturity as at December 31, 2024 and the comparative notional amounts as at December 31, 2023, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2024				2023
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Interest rate derivatives	—	—	—	—	46
Designated for hedge accounting
Foreign exchange contracts	374	—	—	374	614
Cross currency swaps	—	112	—	112	111
Interest rate derivatives	475	3,681	—	4,156	4,329
	$849	$3,793	$—	$4,642	$5,100
NOTE 28. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the company consists of non-recourse borrowings in subsidiaries of the company, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2024	2023
Non-recourse borrowings in subsidiaries of the company	$8,490	$8,823
Cash and cash equivalents	(1,008)	(772)
Net debt	7,482	8,051
Total equity	2,635	4,760
Total capital	$10,117	$12,811
Net debt-to-capital ratio	74%	63%
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
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The following tables detail the contractual maturities for the company’s financial liabilities as at December 31, 2024 and 2023. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the company can be required to repay. The tables include both interest and principal cash flows:

	2024
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$1,416	$249	$423	$1,460	$3,548
Interest-bearing liabilities	877	857	9,432	4,173	15,339
Lease liabilities	53	39	77	309	478
____________________________________
(1)Excludes other provisions, post-employment benefits, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $1,995 million.

	2023
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$1,477	$284	$410	$1,028	$3,199
Interest-bearing liabilities	1,543	862	3,999	9,392	15,796
Lease liabilities	55	42	94	348	539
___________________________________
(1)Excludes other provisions, post-employment benefits, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $1,317 million.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2024 and 2023, a 50 basis points increase or decrease in interest rates would have the following impact on the company’s net income and other comprehensive income (loss) on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2024	$11	$(11)	$(26)	$26
December 31, 2023	$12	$(12)	$(36)	$36
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the company’s net investment and cash flows denominated in currencies other than the U.S. dollar. The company enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar
The following tables summarize the company’s currency exposure as at December 31, 2024 and 2023:

	2024
(US$ MILLIONS)	USD	AUD	GBP	CAD	BRL	Other	Total
Assets
Current assets	$1,295	$714	$218	$138	$553	$17	$2,935
Non-current assets	9,976	3,050	132	35	2,960	10	16,163
	$11,271	$3,764	$350	$173	$3,513	$27	$19,098

Liabilities
Current liabilities	$3,066	$1,084	$361	$76	$217	$6	$4,810
Non-current liabilities	6,474	2,585	53	33	2,501	7	11,653
	$9,540	$3,669	$414	$109	$2,718	$13	$16,463

Non-controlling interests	2,212	(117)	—	—	599	—	2,694
Net investment attributable to Brookfield Business Partners	$(481)	$212	$(64)	$64	$196	$14	$(59)

F-56	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	2023
(US$ MILLIONS)	USD	AUD	GBP	CAD	BRL	Other	Total
Assets
Current assets	$1,028	$719	$186	$156	$648	$14	$2,751
Non-current assets	10,437	4,126	155	24	3,683	6	18,431
	$11,465	$4,845	$341	$180	$4,331	$20	$21,182

Liabilities
Current liabilities	$2,728	$1,090	$358	$88	$555	$9	$4,828
Non-current liabilities	6,131	2,647	72	30	2,713	1	11,594
	$8,859	$3,737	$430	$118	$3,268	$10	$16,422

Non-controlling interests	2,505	618	—	—	757	—	3,880
Net investment attributable to Brookfield Business Partners	$101	$490	$(89)	$62	$306	$10	$880

Brookfield Business Corporation	F-57

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the company’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(4)	$4	$(21)	$21
Canadian dollar	—	—	(6)	6
Brazilian real	—	—	(5)	5
Other	—	—	5	(5)

	December 31, 2023
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(50)	$50
Canadian dollar	—	—	(6)	6
Brazilian real	—	—	(2)	2
Other	—	—	8	(8)

	December 31, 2022
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$15	$(15)	$(69)	$69
Canadian dollar	(3)	3	2	(2)
Brazilian real	—	—	(29)	29
Euro	12	(12)	(15)	15
Other	5	(5)	(2)	2
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2024	2023	2022
Net interest paid (received)	$689	$1,024	$677
Net income taxes paid (received)	44	162	52
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the company’s lease contracts for the year ended December 31, 2024 were $102 million (2023: $160 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2024	2023	2022
Accounts receivable	$(252)	$(142)	$208
Inventory	1	(86)	(67)
Prepayments and other	19	(204)	(12)
Accounts payable and other	(115)	102	(692)
Changes in non-cash working capital, net	$(347)	$(330)	$(563)
The following table presents the change in the balance of non-recourse borrowings in subsidiaries of the company arising from financing activities as at December 31, 2024 and 2023:

(US$ MILLIONS)	2024	2023
Balance at beginning of year	$8,823	$12,913
Cash flows	341	(475)
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	—	(3,722)
Foreign currency translation	(619)	156
Other changes	(55)	(49)
Balance at end of year	$8,490	$8,823
NOTE 30. SUBSEQUENT EVENTS
(a)Distribution
On January 30, 2025 the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025.

Brookfield Business Corporation	F-59