Form 20-F
period 2025-12-31
Brookfield Business Holdings Corp
filed 2026-03-31
CIK 1871130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-41313
Brookfield Business Holdings Corporation
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
225 Liberty Street, 8th Floor
New York, NY 10281-1048
United States
(Address of principal executive offices)
A.J. Silber
225 Liberty Street, 8th Floor
New York, NY 10281
United States
Tel: (212) 417-7000
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
N/A	N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
69,077,731 Class A Exchangeable Subordinate Voting Shares as of December 31, 2025
One Class B Multiple Voting Share as of December 31, 2025
25,934,120 Class C Non-Voting Shares as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).        Yes ☐ No ☒

Explanatory Note

On November 6, 2025, Brookfield Business Partners L.P. (“BBU”), Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“BBHC” or the “Registrant”) and Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation”) entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement a reorganization under the laws of the Province of British Columbia (the “Arrangement”) to simplify BBU’s and BBHC’s corporate structure by converting BBU and BBHC into a single publicly traded corporate entity. The Arrangement was completed on March 27, 2026, following which BBU and the Registrant became subsidiaries of the Corporation. It is expected that on March 31, 2026 (i) the Registrant’s class A exchangeable shares will be suspended from trading on the New York Stock Exchange and the Toronto Stock Exchange.

The Corporation is deemed to be the successor to BBU and the Registrant pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant is filing this Annual Report on Form 20-F for the year ended December 31, 2025 pursuant to the requirements of Rule 12g-3(g) under the Exchange Act.

Brookfield Business Holding Corporation	i

ii	Brookfield Business Holding Corporation

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
In this Form 20-F, unless otherwise indicated or the context suggests otherwise, references to “we”, “us”, “our” and “our company” mean Brookfield Business Holdings Corporation together with all of its subsidiaries. References to “Brookfield Business Partners” means the partnership collectively with Holding LP, the Holding Entities and the operating businesses (but excluding our company). References to “our group” mean, collectively, our company and Brookfield Business Partners. Unless otherwise noted or the context otherwise requires, the disclosure in this Form 20-F has been given as of December 31, 2025, prior to the completion of the Arrangement.
In this Form 20-F, we use the following terms to refer to our operations, which is also the same manner in which the partnership refers to these operations:
•“our construction operation” means our interest in Multiplex Global Limited;
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
•“Arrangement” means the court approved arrangement involving BBUC, BBU and BBHC under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the plan of arrangement, as a result of which, among other things, (i) each outstanding unit, Redemption-Exchange Unit and exchangeable share was transferred to BBUC in exchange, in each case, for one BBUC Class A Share, (ii) the outstanding common shares of the BBU General Partner held by Brookfield were transferred to BBUC in exchange for one BBUC Class B Share, and (iii) each outstanding Special LP Unit held by Brookfield Asset Management was transferred to BBUC in exchange for one BBUC Special Share;
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
•“BBU General Partner” means Brookfield Business Partners Limited, a wholly-owned subsidiary of BBUC;
•“BBUC” means Brookfield Business Corporation (formerly 1559985 B.C. Ltd.);
•“BBUC Class A Shares” means the class A subordinate voting shares in the capital of BBUC, and “BBUC Class A Share” means any one-of them;
•“BBUC Class B Shares” means the class B subordinate voting shares in the capital of BBUC, and “BBUC Class B Share” means any one-of them;
•“BBUC Special Shares” means the non-voting special incentive shares in the capital of BBUC, and “BBUC Special Share” means any one of them;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“BRK Ambiental” means BRK Ambiental Participações S.A.;

Brookfield Business Holding Corporation	1

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
•“Brookfield Asset Management” means Brookfield Asset Management Ltd.;
•“Brookfield Brazil” means Brookfield Brasil Asset Management Investmentos Ltda.;
•“Brookfield Business Partners” means, prior to the effective time of the Arrangement, the partnership collectively with Holding LP, the Holding Entities, and any other direct or indirect subsidiary of a Holding Entity (but excluding our company);
•“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their respective subsidiaries and related parties;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
•“Brookfield Renewable Partners” means Brookfield Renewable Partners L.P.;
•“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd., a paired entity of Brookfield Corporation;
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
•“CODM” means Chief Operating Decision Maker;
•“CRA” means the Canada Revenue Agency;
•“DTC” means the Depository Trust Company;
•“exchangeable shares” means the class A exchangeable subordinate voting shares of BBHC;
•“general partner of the partnership” means Brookfield Business Partners Limited, a wholly-owned subsidiary of BBUC (or prior to the completion of the Arrangement, Brookfield Corporation);
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
•“IFRS 3” means IFRS 3, Business combinations;
•“IFRS 16” means IFRS 16, Leases;
•“IFRS 17” means IFRS 17, Insurance contracts;

2	Brookfield Business Holding Corporation

•“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;
•“IRS” means the Internal Revenue Service;
•“Licensing Agreement” means the licensing agreement which the partnership, Brookfield Business Corporation and the Holding LP have entered into with Brookfield, pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo, as amended;
•“Managing General Partner Units” means the general partner interests in the Holding LP;
•“Master Services Agreement” means the amended and restated master services agreement dated January 23, 2024 among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield who are parties thereto as amended in connection with the Arrangement;
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
•“our company” means Brookfield Business Holdings Corporation;
•“our healthcare services” means our prior interest in Healthscope;
•“our initial operations” means the initial operations acquired by our company immediately prior to the special distribution, consisting of Healthscope, Multiplex, BRK Ambiental and Westinghouse;
•“our nuclear technology services operations” means our prior interest in Westinghouse;
•“our operations” means our collective operating subsidiaries we own, including our construction operation, our dealer software and technology services operation, and our water and wastewater operation;
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
•“Redemption-Exchange Units” means the non-voting limited partnership interests in the Holding LP that are redeemable for cash, subject to the right of the partnership to acquire such interests (in lieu of such redemption) in exchange for units of the partnership, pursuant to the Redemption-Exchange Mechanism;
•“Related-Party Investor” means an investment vehicle in which certain executives and former executives of Brookfield own a substantial majority whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG;

Brookfield Business Holding Corporation	3

•“Rights Agreement” means the amended and restated rights agreement dated December 23, 2024, by and between Brookfield Corporation and Wilmington Trust, National Association;
•“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended;
•“SEC” means the U.S. Securities and Exchange Commission;
•“Service Providers” means the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are expected to be Brookfield Asset Management Private Institutional Capital Adviser (Private Equity), L.P., Brookfield Asset Management Services SRL, Brookfield Private Capital (DIFC) Limited, Brookfield BBP Canadian GP L.P. and Brookfield Global Business Advisor Limited, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by a Service Provider from time to time to act as a Service Provider pursuant to our Master Services Agreement;
•“Service Recipients” means our company, BBUC, the partnership, the Holding LP, the Holding Entities, BBUC Holdings Inc. and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating business;
•“shareholder” means a holder of exchangeable shares;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“SONIA” means Sterling Overnight Index Average;
•“special distribution” means the special distribution of exchangeable shares on March 15, 2022 by the partnership to holders of units of record as of March 7, 2022, as further described in Item 4.A, “History and Development of the Company”;
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

4	Brookfield Business Holding Corporation

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
•failure to realize the anticipated benefits of the Arrangement;
•operational or business risks that are specific to any of our operating businesses;
•reliance on third party service providers;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•the effectiveness of our internal controls over financial reporting; and
•other risks and factors detailed in this Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

The reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. The risks, uncertainties and assumptions described in this Form 20-F could cause our actual results and our plans and strategies to vary from our forward-looking statements or information. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this special note in mind as you read this Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.

Brookfield Business Holding Corporation	5

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A [RESERVED]
3.B CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D RISK FACTORS
The following summarizes some, but not all of the risks provided below. You should carefully consider the following risk factors in addition to the other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations would likely suffer.
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
•Risks relating to realizing the benefits of the Arrangement.
Risks Relating to our Operations
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
•Risks relating to our water and wastewater operation in Brazil.
•Risks relating to the dependence on supplies of raw materials.
•Risks relating to the Brazilian government’s control over the Brazilian economy and Brazilian corporations.

6	Brookfield Business Holding Corporation

Risks Relating to our Company
•Risks relating to our ability to maintain effective internal controls.
•Risks relating to our company’s completion of new acquisitions and changes to the scale and scope of our operations.
Risks Relating to our Operations Generally
Our group’s operating businesses are highly cyclical and subject to general economic conditions and risks relating to the economy.
Many industries, including the industries in which we operate, are impacted by adverse events in the broader economy and/or financial markets. A slowdown in the financial markets and/or the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, imposition of tariffs and retaliatory actions, government policies in the jurisdictions in which our company operates, interest rates and tax rates may adversely affect our growth and profitability. For example, a worldwide recession, reduction in available skilled labor, a period of below-trend growth in developed countries, a slowdown in emerging markets or significant declines in commodity factors could have a material adverse effect on our business, financial condition and results of operations, if such increased levels of volatility and market turmoil were to persist for an extended duration. These and other unforeseen adverse events in the global economy could negatively impact our group’s operations.
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

Brookfield Business Holding Corporation	7

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
We do not control when the units we hold in the new evergreen fund managed by Brookfield Asset Management will be redeemed or what the value of the units will be at the time of redemption.
In connection with our recent disposition of a portion of our interest in our dealer software and technology services operation, we received units of a new evergreen fund managed by Brookfield Asset Management with an initial redemption value of approximately $306 million. In the 18 month period following the initial closing of this new fund, these units are expected to

8	Brookfield Business Holding Corporation

be redeemed for cash at an 8.6% discount to NAV at the time of redemption, and any remaining units still outstanding after this 18-month period will be redeemable at NAV. As of December 31, 2025, approximately 13% of the units we hold of the new evergreen fund had been redeemed for aggregate proceeds of approximately $41 million. The timeline for redemption of the remainder of these units is not yet known and will depend on factors beyond the control of our company. There can be no assurance regarding the timing of redemption, the NAV of these units at the time of redemption or the proceeds to be received by our company.
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

Brookfield Business Holding Corporation	9

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
The announcement and imposition of tariffs by the U.S., together with potential, announced or implemented retaliatory tariffs imposed by other governments on imports from the U.S., and other potential measures, including duties, fees, economic sanctions or other trade measures, as well as the potential impacts of these tariffs and trade measures, present risks to our business operations and financial results. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. economic policies, including the United States-Mexico-Canada Agreement (“USMCA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may result in significant increases in tariffs for imported goods, among other possible changes. The U.S. has also stated its interest in renegotiating and altering the USMCA in 2026, which could further impact our business and financial condition.
There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements.
Political instability and unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geographical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose our group to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for our group and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, Brazil, from factors such as political conflict, protests, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, changes in U.S. policy have resulted in significant new or increased tariffs, export controls and other trade measures, resulting in strained international trade relations and the implementation of retaliatory tariffs on goods imported from the U.S. by foreign governments.

10	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	11

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

12	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	13

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

14	Brookfield Business Holding Corporation

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
Our group operates in businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing, administrative and commercial functions as well as the machinery and other equipment used in certain parts of our group’s operations. In addition, our group’s businesses rely on telecommunication services to interface with their business networks and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our group’s operations. Our group relies on this technology functioning as intended. Our information systems and technology may not continue to be able to accommodate our group’s growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on our group.
Our group relies heavily on our group’s financial, accounting, communications and other data processing systems. Our businesses collect, store and use large amounts of sensitive information through our group’s information technology systems, such as our residential mortgage insurer and our Canadian residential and multi-family mortgage lender, which receive personal and private information from borrowers and lenders. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. We may in the future be, subject to cyber-terrorism or other compromises and shut-downs, noting the increasing frequency, sophistication and severity of these kinds of incidents. Our dealer software and technology services operation has been subject to such an attack in June 2024 - see Item 16.K - Cybersecurity. Threat actors and hackers have previously been, and may in the future be, able to negatively affect our operations by penetrating our security controls and causing system and operational disruptions or shutdowns, accessing, misappropriating or otherwise compromising protected personal information or proprietary or confidential information or that of third parties, and developing and deploying viruses, ransomware and other malware that can attack our systems, exploit any security vulnerabilities, and disrupt or shutdown our systems and operations. Such attacks could originate from a wide variety of sources, including internal actors or unknown third parties. While we believe that prior cyber-related attacks and incidents (including the cybersecurity incident at our dealer software and technology services operation in June 2024) have not materially affected our business strategy, results of operations or financial condition, there is no guarantee that a future cyber-related attack or incident would not result in significant operational, regulatory, or financial impacts that could materially affect our business strategy, results of operations or financial condition. Cybersecurity incidents may remain undetected for an extended period, which could exacerbate these consequences. The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be material. In addition, a significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our group’s contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various

Brookfield Business Holding Corporation	15

regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
If our information systems and other technology are compromised, do not operate or are disabled, such incidents could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow. Our group has become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds our group manages, as well as for certain information systems and technology platforms. A disaster, disruption or compromise in technology or infrastructure that supports our group’s businesses, including a disruption involving electronic communications or other services used by our group, our vendors or third parties with whom we conduct business, may have an adverse impact on our group’s ability to continue to operate our group’s businesses without interruption which could have a material adverse effect on our group. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own group’s data centers. These risks also increase to the extent our group engages with vendors and third parties in jurisdictions with which our group is not familiar. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, our group generally has less control over the delivery of such third-party services, and as a result, our group may face disruptions to our group’s ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that our group engages could result in cascading systems failures for our group. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or ameliorating damage from a cyber incident.
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

16	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	17

We are also subject to anti-money laundering (“AML”), counter-terrorist financing and beneficial ownership transparency laws and regulations in the jurisdictions in which we operate, including the U.S. Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.K. Proceeds of Crime Act and applicable European Union AML directives. Failure to comply with applicable AML requirements, including through the actions of employees, joint venture partners, intermediaries or other third parties, could result in significant fines and penalties, restrictions on our ability to transact business, reputational harm and increased regulatory scrutiny. Enhanced AML enforcement trends, evolving beneficial ownership reporting requirements and expanding regulatory expectations may increase compliance costs and operational complexity.
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
Possible failure to realize the anticipated benefits of the Arrangement.
A variety of factors, including those risk factors set forth in this Form 20-F, may adversely affect our ability to achieve the anticipated benefits of the Arrangement, including broader access to global investors, improved consolidated trading liquidity, increased demand from expected index inclusion and other anticipated tax benefits, amongst other benefits. A failure to realize the anticipated benefits of the Arrangement could have a material adverse effect on our business and operations.
Risks Relating to our Operations
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

18	Brookfield Business Holding Corporation

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
•delays or productivity issues caused by weather conditions;
•incorrect assumptions related to productivity, scheduling estimates or future economic conditions; and
•project modifications creating unanticipated costs or delays.

Brookfield Business Holding Corporation	19

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

20	Brookfield Business Holding Corporation

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
Risks Relating to our Company
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

Brookfield Business Holding Corporation	21

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
ITEM 4. INFORMATION ON THE COMPANY
4.A HISTORY AND DEVELOPMENT OF THE COMPANY
Our company is a Canadian corporation incorporated on June 21, 2021 under, and governed by, the laws of British Columbia, Canada. Our company was established by the partnership to be an alternative investment vehicle for investors who prefer owning the partnership’s operations in a corporate entity. While our operations are primarily located in the United States, Brazil, Australia, and the United Kingdom, shareholders will, on economic terms, have exposure to all regions BBU operates in as a result of the exchange feature attaching to the exchangeable shares.
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
Our goal is to generate returns primarily through long-term capital appreciation with a modest distribution yield. Our initial operations consisted of certain services and industrial operations acquired from Brookfield Business Partners, which included a healthcare services business with operations in Australia; a construction services business with operations primarily in the United Kingdom and Australia; a global nuclear technology services provider; and a water and wastewater service provider in Brazil. Subsequent to the special distribution, our company acquired CDK Global, a leading provider of technology services and software solutions. On November 7, 2023, our company completed the sale of our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. On May 26, 2025, our company ceased to have control of and therefore deconsolidated our healthcare services operation following an event of default under their credit agreement. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. See Item 4.B, “Business Overview” for further details.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.A, “Operating Results”.
On March 27, 2026, BBU and BBHC completed the Arrangement which was designed to simplify BBU and BBHC’s structure by converting BBU and BBHC into a single publicly traded corporate entity resulting in BBU unitholders and BBHC shareholders holding shares in a single corporation. Following the Arrangement, the exchangeable shares will be delisted from the NYSE and TSX.

22	Brookfield Business Holding Corporation

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
Prior to the completion of the Arrangement, our company was a controlled subsidiary of the partnership. As at December 31, 2025, the partnership was responsible for making all investment decisions on our behalf and although our company represented only a subset of our group’s current investments, each exchangeable share has been structured to provide an economic return equivalent to one unit.

Regions	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2025	December 31, 2025
United States	$8,697	$1,598
Brazil	4,054	858
Australia	1,096	3,051
United Kingdom	530	1,321
Other	2,051	340
Total	$16,428	$7,168
Revenue Sources
We operate globally, with a predominant focus on the United States, Brazil, Australia and the United Kingdom and our services focus on providing end-to-end solutions to customers in both the public and private sector in each of the sectors served.
We generate revenue from the following services:
•Cloud-based, software and technology solutions to dealerships and OEMs across automotive and related industries;
•Private sanitation, including collection, treatment and distribution of water and wastewater to a broad range of residential and governmental customers in Brazil; and,
•Global construction services with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure.
Our Growth Strategy
Prior to the completion of the Arrangement, our growth strategy was consistent with that of the partnership as our company was an alternative investment vehicle of the partnership and was controlled by the partnership. We seek to build value by enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing businesses, new acquisitions and investments. We look to ensure that each of our businesses has a clear, concise business strategy built on its competitive advantages, while focusing on profitability, sustainable operating product margins and cash flows. We emphasize downside protection by utilizing business plans that do not rely exclusively on top-line growth or excessive leverage.
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

Brookfield Business Holding Corporation	23

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
Brookfield employs a framework of having a common set of sustainability principles across its business platforms, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s sustainability principles: mitigating the impact of our operations on the environment; striving to promote the well-being and safety of our workforce; upholding strong governance practices and acting as good corporate citizens.
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
To formally demonstrate our ongoing commitment to responsible investment and sustainability best practices, Brookfield became a signatory to the United Nations-supported PRI in 2020. Brookfield completed its 2025 PRI Assessment, and our submission and results were published by the PRI in November 2025. Brookfield scored well, achieving a minimum of four out of five stars in each of the eight scored modules.

24	Brookfield Business Holding Corporation

Environmental initiatives
Our group recognizes that climate change poses a serious threat and addressing the climate crisis is integral to long-term sustainable success. Through our relationship with Brookfield, we support their net zero ambition.
Social initiatives
Employee health, safety and security are integral to our success. This is why we strive for zero serious safety incidents in the workplace and continuous improvement in safety culture. As part of the group’s onboarding process, we conduct comprehensive health and safety assessments that include a review of safety systems and safety culture. Serious safety incidents within the group’s operations are reported to our senior management and board of directors in real time. basis and the remediation of any identified gaps between our framework and our operating companies is monitored on an ongoing basis to ensure health and safety programs align with the applicable standards our expectations.
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
For example, our cybersecurity programs are aligned with industry best practices. As part of this ongoing commitment, we are focused on continuously enhancing our programs to align and in some cases, exceed controls of the National Institute of Standards and Technology 2.0 Cybersecurity Framework. We regularly engage leading third-party industry experts to assess the effectiveness of foundational cybersecurity controls across operations. We also involve third-party technical specialists to complete technical audits across all of our operations. This includes leveraging best-in-class software to scan for potential vulnerabilities, support ongoing network monitoring, and enhance overall threat detection capabilities. If applicable, we provide our operations with technical support and resources to expedite remediation activities and address potential vulnerabilities.
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

Brookfield Business Holding Corporation	25

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
Facilities
Our company’s head office is at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and our company’s registered office is at 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
Our company’s operations are primarily located in the United States, Brazil, Australia, and the United Kingdom. In total, we lease and own approximately 0.9 million square feet and 0.2 million square feet of space, respectively, across these locations for such operations, including office, warehouse, and manufacturing space. Our primary facilities are:
•Approximately 0.5 million square feet of offices primarily in the United States related to our dealer software and technology services operation;
•Approximately 0.4 million square feet of offices primarily in Australia and United Kingdom related to our construction operation; and
•Approximately 0.2 million square feet of offices in Brazil related to our water and wastewater operation.
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
Strategic Direction. Our board of directors and the board of directors of the general partner of the partnership (or, following the completion of the Arrangement, the board of directors of BBUC) are responsible for reviewing the strategic business plans, corporate objectives, acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively, including those that occur relating to our water and wastewater operation.
In addition to the above practices, many of Brookfield Business Partners’ directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and our company (or, following completion of the Arrangement, the board of directors of BBUC) are composed of directors residing in Canada, Bermuda, the United States, Australia and Germany who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our subsidiaries in Brazil and elsewhere in the world.

26	Brookfield Business Holding Corporation

4.C ORGANIZATIONAL STRUCTURE
Following the completion of the Arrangement, all of our shares were held directly or indirectly by Brookfield BBP Canada Holdings Inc., a wholly-owned indirect subsidiary of BBUC. For further discussion, refer to Item 4.A, “History and Development of the Company”.
The following table provides the percentage of voting securities owned, controlled, or directed, directly or indirectly, by us, and our economic interest in our operating businesses.

Significant subsidiaries	Jurisdiction of organization	Voting interest	Economic interest
CDK Global II LLC	United States	100%	19%
BRK Ambiental Participações S.A.	Brazil	70%	26%
Multiplex Global Limited	United Kingdom	100%	100%
4.D PROPERTY, PLANTS, AND EQUIPMENT
See Item 4.B, “Business Overview”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
Introduction
This MD&A included in Item 5.A of this Form 20-F of our company covers the financial position of our company as at December 31, 2025 and 2024, and results of operations for the years ended December 31, 2025, 2024, and 2023. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, and 2023 included elsewhere in this Form 20-F, which are prepared in accordance with IFRS Accounting Standards as issued by IASB.
On November 7, 2023, we completed the sale of our nuclear technology services operation to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners, a related party to the company, for total consideration of approximately $3.8 billion, net of transaction closing costs.
On May 26, 2025, our healthcare services operation entered receivership due to an event of default under their credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, we ceased to have control of the business and therefore, deconsolidated the net liabilities of the operation and recorded a pre-tax net gain of $236 million in the consolidated statements of operating results, included in other income (expense), net.
On July 4, 2025, we completed the previously announced sale of a 7% interest in our dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management. In exchange, we received units of the new evergreen private equity fund with an initial redemption value of $306 million. This resulted in a gain of $149 million recorded in the consolidated statements of changes in equity, included in ownership changes and other. The business continues to be accounted for as a consolidated subsidiary of the company. The units of the new evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI.
On March 27, 2026 BBU and BBHC completed the Arrangement which was designed to simplify BBU and BBHC’s structure by converting BBU and BBHC into a single publicly traded corporate entity resulting in BBU unitholders and BBHC shareholders holding shares in a single corporation. Following the Arrangement, the exchangeable shares will be delisted from the NYSE and TSX.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in the forepart of this Form 20-F.

Brookfield Business Holding Corporation	27

Continuity of Interests
The partnership directly and indirectly controls our operations through its interests in our company. The results are based on the actual results of our company. As the partnership holds all of the class C shares of our company, net income and equity attributable to common equity have been allocated to Brookfield Business Partners.
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
Pursuant to the Master Services Agreement, our company receives management services comparable to the services currently provided to Brookfield Business Corporation by the Service Providers. Our company is responsible for its proportionate share of the base management fee paid for by the partnership pursuant to the Master Services Agreement.
Overview of our Company
As at December 31, 2025, our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through these operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from a strong competitive position and provide essential products and services. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Following completion of the Arrangement, our company became a wholly-owned subsidiary of BBUC.
Refer to Item 4.B, ‘Business Overview’ for additional information about our businesses.

28	Brookfield Business Holding Corporation

Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,			Change
(US$ MILLIONS)	2025	2024	2023	2025 vs 2024	2024 vs 2023
Continuing operations
Revenues	$7,168	$8,208	$7,683	$(1,040)	$525
Direct operating costs	(6,532)	(7,568)	(6,794)	1,036	(774)
General and administrative expenses	(272)	(326)	(268)	54	(58)
Interest income (expense), net	(821)	(832)	(878)	11	46
Equity accounted income (loss), net	10	8	3	2	5
Impairment reversal (expense), net	—	(691)	(606)	691	(85)
Gain (loss) on dispositions, net	—	—	87	—	(87)
Remeasurement of exchangeable and class B shares	(831)	(208)	(264)	(623)	56
Other income (expense), net	190	(666)	126	856	(792)
Income (loss) before income tax from continuing operations	(1,088)	(2,075)	(911)	987	(1,164)
Income tax (expense) recovery
Current	10	(50)	(167)	60	117
Deferred	77	198	95	(121)	103
Net income (loss) from continuing operations	$(1,001)	$(1,927)	$(983)	$926	$(944)
Discontinued operations
Net income (loss) from discontinued operations	—	—	3,812	—	(3,812)
Net income (loss)	$(1,001)	$(1,927)	$2,829	$926	$(4,756)
Attributable to:
Brookfield Business Partners	$(875)	$(888)	$519	$13	$(1,407)
Non-controlling interests	(126)	(1,039)	2,310	913	(3,349)
	$(1,001)	$(1,927)	$2,829	$926	$(4,756)
Comparison of the years ended December 31, 2025 and December 31, 2024
For the year ended December 31, 2025, net loss was $1,001 million, with $875 million of net loss attributable to Brookfield Business Partners. For the year ended December 31, 2024, net loss was $1,927 million, with $888 million of net loss attributable to Brookfield Business Partners. Current period results included a $831 million remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS Accounting Standards. As at December 31, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $35.20 per unit. This was partially offset by a $236 million net gain recognized upon deconsolidation of our healthcare services operation in May 2025.
Revenues
For the year ended December 31, 2025, revenues decreased by $1,040 million to $7,168 million, compared to $8,208 million for the year ended December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, which reduced revenues by $1,118 million. This was partially offset by higher revenues at our dealer software and technology services operation as a result of prior year including one-time billing credits offered to customers following a cybersecurity incident in June 2024, as well as higher revenues at our water and wastewater operation as a result of increased activity in the year.

Brookfield Business Holding Corporation	29

Direct operating costs
For the year ended December 31, 2025, direct operating costs decreased by $1,036 million to $6,532 million, compared to $7,568 million for the year ended December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, which reduced direct operating costs by $1,047 million, combined with lower costs within our construction operation. This was partially offset by higher costs within our dealer software and technology services operation due to increased technology modernization costs and higher costs within our water and wastewater operation as a result of increased activity in the year.
General and administrative expenses
For the year ended December 31, 2025, general and administrative expenses decreased by $54 million to $272 million, compared to $326 million for the year ended December 31, 2024 primarily due to the deconsolidation of our healthcare services operation in May 2025.
Interest income (expense), net
For the year ended December 31, 2025, interest expense, net decreased by $11 million to $821 million, compared to $832 million for the year ended December 31, 2024. The decrease was primarily due to a reduction in borrowings following the deconsolidation of our healthcare services operation in May 2025, partially offset by the impact of higher interest rates on borrowings within our water and wastewater operation, combined with higher interest expense due to higher borrowings in our dealer software and technology services operation. Interest expense includes $18 million of dividends declared on the exchangeable shares (December 31, 2024: $18 million).
Impairment reversal (expense), net
For the year ended December 31, 2025, impairment expense is $nil, compared to $691 million for the year ended December 31, 2024. Prior year primarily relates to an impairment of goodwill recognized within our healthcare services due to revised expectations of cash flows as a result of updated estimates for hospital admissions, revenue rates and operating costs.
Remeasurement of exchangeable and class B shares
For the year ended December 31, 2025, the remeasurement loss on exchangeable shares and class B shares was $831 million, compared to $208 million for the year ended December 31, 2024. The exchangeable shares and class B shares were remeasured to reflect the closing price of one LP Unit, valued at $35.20 per unit as at December 31, 2025.
Other income (expense), net
For the year ended December 31, 2025, other income (expense), net increased by $856 million to other income, net of $190 million, compared to other expense, net of $666 million for the year ended December 31, 2024. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2025, the components of other income (expense), net include $236 million of net gain recognized upon deconsolidation of our healthcare services operation, $20 million of business separation expenses, stand-up costs and restructuring charges, $14 million of expenses for employee incentive payments linked to the realization of value at the company’s operations, $5 million in transaction costs, and $7 million of other expenses. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $80 million of net gains on debt modification and extinguishment, $36 million of business separation expenses, stand-up costs and restructuring charges, $5 million in transaction costs, $2 million of expenses for employee incentive payments linked to the realization of value at the company’s operations, and $45 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2025, current income tax expense decreased by $60 million to a current income tax recovery of $10 million, compared to current income tax expense of $50 million for the year ended December 31, 2024. The decrease in current income tax expense was primarily due to a current income tax recovery related to the impact of a litigation settlement and the impact of enacted tax legislation within our dealer software and technology services operation. Deferred tax recovery decreased by $121 million to $77 million for the year ended December 31, 2025, compared to a deferred income tax recovery of $198 million for the year ended December 31, 2024. The decrease in deferred tax recovery was primarily due to the utilization and lower recognition of deferred tax assets within our construction operation as a result of higher taxable income, and a non-recurring deferred tax recovery in the prior period related to a litigation settlement at our dealer software and technology services operation, partially offset by a derecognition of deferred tax assets within our healthcare services in the prior period.

30	Brookfield Business Holding Corporation

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
Interest income (expense), net
For the year ended December 31, 2024, interest expense, net decreased by $46 million to $832 million, compared to $878 million for the year ended December 31, 2023. The decrease was primarily due to interest cost savings at our dealer software and technology services operation as a result of debt refinancing completed in 2024 and 2023, and a reduction in borrowings following the disposition of our nuclear technology services operation in November 2023. Interest expense includes $18 million of dividends declared on the exchangeable shares (December 31, 2023: $18 million).
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

Brookfield Business Holding Corporation	31

Other income (expense), net
For the year ended December 31, 2024, other income (expense), net decreased by $792 million to other expense, net of $666 million, compared to other income, net of $126 million for the year ended December 31, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2024, the components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $80 million of net gains on debt modifications and extinguishment, $36 million of business separation expenses, stand-up costs and restructuring charges, $5 million in transaction costs, $2 million of expenses for employee incentive payments linked to the realization of value at the company’s operations, and $45 million of other expenses. For the year ended December 31, 2023, the components of other income (expense), net include $270 million of net gains on debt modification and extinguishment, $71 million of business separation expenses, stand-up costs and restructuring charges, $27 million of expenses for employee incentive payments linked to the realization of value at the company’s operations, $9 million in transaction costs, and $37 million of other expenses.
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

32	Brookfield Business Holding Corporation

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2025				2024
(US$ MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$1,664	$1,678	$1,860	$1,966	$2,209	$2,205	$1,929	$1,865
Direct operating costs	(1,513)	(1,535)	(1,695)	(1,789)	(2,041)	(2,015)	(1,860)	(1,652)
General and administrative expenses	(69)	(59)	(69)	(75)	(107)	(78)	(77)	(64)
Interest income (expense), net	(193)	(197)	(212)	(219)	(212)	(207)	(203)	(210)
Equity accounted income (loss), net	3	2	2	3	2	3	2	1
Impairment reversal (expense), net	—	—	—	—	(689)	—	—	(2)
Remeasurement of exchangeable and Class B shares	(180)	(468)	(176)	(7)	(9)	(325)	237	(111)
Other income (expense), net	(4)	(8)	236	(34)	(469)	(127)	(59)	(11)
Income (loss) before income tax	(292)	(587)	(54)	(155)	(1,316)	(544)	(31)	(184)
Income tax (expense) recovery
Current	1	18	14	(23)	(8)	(14)	16	(44)
Deferred	26	(9)	17	43	42	47	55	54
Net income (loss)	$(265)	$(578)	$(23)	$(135)	$(1,282)	$(511)	$40	$(174)
Attributable to:
Brookfield Business Partners	$(197)	$(500)	$(120)	$(58)	$(396)	$(466)	$124	$(150)
Non-controlling interests	(68)	(78)	97	(77)	(886)	(45)	(84)	(24)
	$(265)	$(578)	$(23)	$(135)	$(1,282)	$(511)	$40	$(174)

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

Brookfield Business Holding Corporation	33

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2025 and 2024:

			Change
(US$ MILLIONS)	December 31, 2025	December 31, 2024	December 2025 vs December 2024
Assets
Cash and cash equivalents	$710	$1,008	$(298)
Financial assets	526	353	173
Accounts and other receivable, net	3,158	3,229	(71)
Inventory, net	15	52	(37)
Other assets	543	627	(84)
Property, plant and equipment	198	2,480	(2,282)
Deferred income tax assets	261	197	64
Intangible assets	5,807	5,966	(159)
Equity accounted investments	185	198	(13)
Goodwill	5,025	4,988	37
	$16,428	$19,098	$(2,670)
Liabilities and Equity
Liabilities
Accounts payable and other	$3,085	$5,276	$(2,191)
Non-recourse borrowings in subsidiaries of the company	7,844	8,490	(646)
Exchangeable and class B shares	2,432	1,709	723
Deferred income tax liabilities	969	988	(19)
	$14,330	$16,463	$(2,133)
Equity
Brookfield Business Partners	$(679)	$(59)	$(620)
Non-controlling interests	2,777	2,694	83
	2,098	2,635	(537)
	$16,428	$19,098	$(2,670)
Financial assets
Financial assets increased by $173 million to $526 million as at December 31, 2025, compared to $353 million as at December 31, 2024. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets including $273 million of marketable securities related to units in a new Brookfield-managed evergreen private equity fund received as consideration for the sale of a partial interest in our dealer software and technology services operation completed in July 2025. The increase was partially offset by fair value movements on derivative contracts at our water and wastewater operation.
Accounts and other receivable, net
Accounts and other receivable, net decreased by $71 million to $3,158 million as at December 31, 2025, compared to $3,229 million as at December 31, 2024. The decrease was primarily due to the receipt of payments relating to projects within our construction operation, partially offset by the impact of foreign currency movements within our operations.
Other assets
Other assets decreased by $84 million to $543 million as at December 31, 2025, compared to $627 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, partially offset by higher other assets within our dealer software and technology services operation and construction operation.

34	Brookfield Business Holding Corporation

Property, plant & equipment (PP&E) and intangible assets
PP&E decreased by $2,282 million to $198 million as at December 31, 2025, compared to $2,480 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation which reduced PP&E by $2,320 million, and regular depreciation expense of $126 million, partially offset by the impact of foreign exchange movements of $80 million and additions to PP&E of $149 million. As at December 31, 2025, PP&E included $93 million of right-of-use assets (2024: $221 million).
Intangible assets decreased by $159 million to $5,807 million as at December 31, 2025, compared to $5,966 million as at December 31, 2024. The decrease was primarily due to regular amortization expense of $585 million, partially offset by the impact of foreign exchange of $270 million and net additions to intangible assets of $156 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation. In addition, we included additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2025 were $101 million and $136 million, respectively (2024: $79 million and $196 million, 2023: $176 million and $433 million).
Deferred income tax assets
Deferred income tax assets increased by $64 million to $261 million as at December 31, 2025, compared to $197 million as at December 31, 2024. The increase was primarily due to a recognition of deferred tax assets in our water and wastewater operation and our construction operation, combined with the impact of foreign exchange movements within our operations.
Goodwill
Goodwill increased by $37 million to $5,025 million as at December 31, 2025, compared to $4,988 million as at December 31, 2024. The increase was primarily due to the impact of foreign currency movements within our construction operation.
Accounts payable and other
Accounts payable and other decreased by $2,191 million to $3,085 million as at December 31, 2025, compared to $5,276 million as at December 31, 2024. The decrease was primarily due to the deconsolidation of our healthcare services operation which reduced liabilities by $1,974 million, combined with lower liabilities in our dealer software and technology services operation following a $450 million payment made in connection with a litigation settlement in the second quarter of 2025. Included in accounts payable and other is $164 million of provisions related to expected future payments in relation to this litigation settlement.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources”.
Equity
On August 15, 2025, the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, our company and Brookfield Corporation are collectively authorized to repurchase up to 5% of our company’s issued and outstanding exchangeable shares as at August 8, 2025 or 3,499,836 shares, including up to 11,100 shares on the TSX during any trading day. During the year ended December 31, 2025, our company repurchased 3,876,525 exchangeable shares under the NCIB (December 31, 2024: nil). Following the year ended December 31, 2025 and up to the date of this Form 20-F, our company repurchased 891,240 exchangeable shares under the NCIB. During the year ended December 31, 2025, Brookfield Corporation did not purchase any exchangeable shares under the NCIB (December 31, 2024: nil). Following the year ended December 31, 2025 and up to the date of this Form 20-F, Brookfield Corporation repurchased 98,336 exchangeable shares under the NCIB. During the year ended December 31, 2025, 190 exchangeable shares were exchanged into LP Units (December 31, 2024: 3).
As at the date of this Form 20-F, Brookfield Holders owned all of the issued and outstanding exchangeable shares. Brookfield Holders have agreed that all decisions to be made with respect to the voting of the exchangeable shares will be made jointly among Brookfield Holders.

Brookfield Business Holding Corporation	35

Summary Financial Information Related to the Partnership
As the market price of the exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. Following completion of the Arrangement, the exchangeable shares will be delisted from the NYSE and TSX. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Year Ended December 31,
IFRS Measures	2025	2024	2023
Revenues	$27,457	$40,620	$55,068
Net income (loss)	387	895	3,777

(US$ MILLIONS)	As of
IFRS Measures	December 31, 2025	December 31, 2024
Total assets	$75,761	$75,474
Total liabilities	60,450	58,166
Total partnership capital	15,311	17,308

(US$ MILLIONS)	Year Ended December 31,
Non-IFRS Measure	2025	2024	2023
Adjusted EBITDA(1)	$2,409	$2,565	$2,491
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
As at December 31, 2025, the outstanding non-recourse borrowings in subsidiaries of the company were $7,844 million compared to $8,490 million as at December 31, 2024. Non-recourse borrowings in subsidiaries of the company comprised the following:

(US$ MILLIONS)	December 31, 2025	December 31, 2024
Term loans	$4,265	$4,991
Notes and debentures	2,710	2,616
Project financing	844	746
Credit facilities (1)	25	137
Total non-recourse borrowings in subsidiaries	$7,844	$8,490
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

36	Brookfield Business Holding Corporation

The following table presents non-recourse borrowings in subsidiaries of the company as at December 31, 2025 due over the next five years:

(US$ MILLIONS)	Total borrowings
2026	$125
2027	292
2028	157
2029	5,970
2030	457
Thereafter	1,052
Total - principal repayments	$8,053
Deferred financing costs and other accounting adjustments	(209)
Total - December 31, 2025	$7,844
Total - December 31, 2024	$8,490
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities, ranging from less than one year to 22 years. Borrowings decreased by $646 million between December 31, 2024 and December 31, 2025, primarily due to the deconsolidation of our healthcare services operation in May 2025, partially offset by higher borrowings in our water and wastewater operation and the impact of foreign exchange movements.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. As of December 31, 2025, all of our operations were in compliance with all material covenant requirements and the company continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at December 31, 2025, the net amount outstanding on deposit is $554 million payable to Brookfield Business Partners and is included in accounts payable and other (2024: $470 million payable to Brookfield Business Partners).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at December 31, 2025, the amount subscribed from our company was $nil and the amount subscribed from other subsidiaries of Brookfield Business Partners was $725 million (2024: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026. Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
The board of directors may declare dividends at its discretion. Our company targeted to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP units and targeted that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each LP unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP units.

Brookfield Business Holding Corporation	37

On March 12, 2026, the board of directors declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on March 31, 2026 to shareholders of record as at the close of business on March 23, 2026. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the board of directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, asset monetizations, borrowings and proceeds from potential future debt issues or equity offerings, if required.
Comparison of the years ended December 31, 2025, 2024 and 2023
As at December 31, 2025, we had cash and cash equivalents of $710 million, compared to $1,008 million as at December 31, 2024 and $772 million as at December 31, 2023. The net cash flows for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Cash flow provided by (used in) operating activities	$(58)	$(111)	$138
Cash flow provided by (used in) financing activities	(1)	797	(3,926)
Cash flow provided by (used in) investing activities	(294)	(335)	3,787
Effect of foreign exchange rates on cash	55	(115)	37
Change in cash and cash equivalents	$(298)	$236	$36
Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the year ended December 31, 2025 was $58 million compared to cash flow used in operating activities of $111 million for the year ended December 31, 2024. Cash flow used in operating activities for the year ended December 31, 2025 was primarily attributable to a $450 million payment of a litigation settlement at our dealer software and technology services operation. Net of non-cash working capital changes, cash flow used in operating activities was $100 million for the year ended December 31, 2025, primarily attributable to cash used at our dealer software and technology services operation partially offset by cash provided at our water and wastewater operation.
Total cash flow used in operating activities for the year ended December 31, 2024 was $111 million, compared to cash flow provided by operating activities of $138 million for the year ended December 31, 2023. Cash flow used in operating activities for the year ended December 31, 2024 was primarily attributable to timing of working capital changes within our dealer software and technology services operation. Net of non-cash working capital changes, cash flow provided by operating activities decreased by $232 million to $236 million for the year ended December 31, 2024 compared to $468 million for the year ended December 31, 2023, primarily due to the sale of our nuclear technology services operation in November 2023.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $1 million for the year ended December 31, 2025, compared to cash flow provided by financing activities of $797 million for the year ended December 31, 2024. During the year ended December 31, 2025, our financing activities included repurchases of exchangeable shares combined with net repayments of non-recourse borrowings in subsidiaries of the company, partially offset by net proceeds from Brookfield Business Partners under the credit agreement as described in Note 25 of the consolidated financial statements.
Total cash flow provided by financing activities was $797 million for the year ended December 31, 2024, compared to cash flow used in financing activities of $3,926 million for the year ended December 31, 2023. During the year ended December 31, 2024, our financing activities included proceeds from Brookfield Business Partners under the credit agreement as described in Note 25 of the consolidated financial statements and net proceeds on non-recourse borrowings, which comprised primarily borrowings at our dealer software and technology services operation.

38	Brookfield Business Holding Corporation

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $294 million for the year ended December 31, 2025, compared to cash flow used in investing activities of $335 million for the year ended December 31, 2024. Cash flows used in investing activities were primarily related to capital expenditures of intangible assets and property, plant and equipment of $256 million, primarily at our water and wastewater operation, dealer software and technology services operation and our healthcare services operation, which was deconsolidated in May 2025.
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
Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in interest rates. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease net income by $12 million, and a 50 basis point decrease in interest rates is expected to increase net income by $12 million. A 50 basis point change in interest rates is expected to impact other comprehensive income by an increase of $11 million if interest rates increase, and a decrease of $11 million if interest rates decrease.
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
The table below outlines the impact on pre-tax net income and other comprehensive income attributable to Brookfield Business Partners of a 10% increase to the exchange rate relative to the U.S. dollar:

	2025		2024		2023
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$43	$—	$21	$4	$50	$—
USD/CAD	9	—	6	—	6	—
USD/BRL	24	—	5	—	2	—
USD/Other	(6)	—	(5)	—	(8)	—

Brookfield Business Holding Corporation	39

A 10% decrease to the exchange rates relative to the U.S. dollar is expected to have an equal but opposite impact on pre-tax net income and other comprehensive income to that described in the table above. Refer to Note 27 “Financial Risk Management” for further details, in addition to Note 3, “Fair Value of Financial Instruments” and Note 26, “Derivative Financial Instruments” in our consolidated financial statements included in this Form 20-F.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 1 and Note 25 in our consolidated financial statements included in this Form 20-F.
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
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included in this Form 20-F.
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

40	Brookfield Business Holding Corporation

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
Going concern
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

Brookfield Business Holding Corporation	41

including the company’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments, and macroeconomic risks.
Future Changes in Accounting Policies
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impact on the company.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2025, the total outstanding amount was approximately $1.5 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
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

42	Brookfield Business Holding Corporation

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2025:

	Payments as at December 31, 2025
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$8,053	$125	$292	$6,584	$1,052
Interest expense	6,672	720	713	1,583	3,656
Exchangeable and class B shares	2,432	2,432	—	—	—
Lease liabilities	146	53	31	42	20
Total	$17,303	$3,330	$1,036	$8,209	$4,728
Price Range and Trading Volume of Listed Units
Prior to the Arrangement, the units were listed and posted for trading on the TSX under the symbol “BBU.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2025
January 1, 2025 - March 31, 2025	$37.00	$29.56	3,330,817
April 1, 2025 - June 30, 2025	36.89	26.56	3,088,056
July 1, 2025 - September 30, 2025	45.85	32.10	1,914,117
October 1, 2025 - December 31, 2025	52.10	42.69	2,659,699

2024
January 1, 2024 - March 31, 2024	$31.82	$25.14	3,285,016
April 1, 2024 - June 30, 2024	30.10	23.00	2,740,025
July 1, 2024 - September 30, 2024	32.77	24.36	1,707,225
October 1, 2024 - December 31, 2024	37.54	29.38	2,346,360

2023
January 1, 2023 - March 31, 2023	$29.81	$22.13	4,164,835
April 1, 2023 - June 30, 2023	27.05	21.92	3,628,475
July 1, 2023 - September 30, 2023	25.40	20.00	2,119,911
October 1, 2023 - December 31, 2023	28.15	16.86	2,565,354

2022
January 1, 2022 - March 31, 2022	$39.67	$31.47	4,565,331
April 1, 2022 - June 30, 2022	39.00	26.07	4,800,668
July 1, 2022 - September 30, 2022	34.05	24.20	3,082,234
October 1, 2022 - December 31, 2022	31.26	20.94	5,077,730

2021
January 1, 2021 - March 31, 2021	$35.18	$28.81	5,863,767
April 1, 2021 - June 30, 2021	37.96	30.90	3,801,507
July 1, 2021 - September 30, 2021	38.79	31.46	3,570,330
October 1, 2021 - December 31, 2021	41.46	35.82	3,874,955

Brookfield Business Holding Corporation	43

Prior to the Arrangement, the units were listed and posted for trading on the NYSE under the symbol “BBU”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume

2025
January 1, 2025 - March 31, 2025	$25.83	$20.34	1,011,957
April 1, 2025 - June 30, 2025	26.96	18.63	1,101,297
July 1, 2025 - September 30, 2025	33.05	23.31	2,426,126
October 1, 2025 - December 31, 2025	36.90	30.40	3,943,774

2024
January 1, 2024 - March 31, 2024	$23.75	$19.15	1,058,489
April 1, 2024 - June 30, 2024	22.22	16.85	667,779
July 1, 2024 - September 30, 2024	24.19	17.87	986,101
October 1, 2024 - December 31, 2024	26.75	21.12	1,005,485

2023
January 1, 2023 - March 31, 2023	$22.34	$16.16	1,110,487
April 1, 2023 - June 30, 2023	20.47	16.23	636,706
July 1, 2023 - September 30, 2023	19.21	14.89	531,527
October 1, 2023 - December 31, 2023	22.72	12.22	777,226

2022
January 1, 2022 - March 31, 2022	$31.50	$24.71	1,426,798
April 1, 2022 - June 30, 2022	31.27	20.26	2,413,217
July 1, 2022 - September 30, 2022	26.50	18.48	999,887
October 1, 2022 - December 31, 2022	23.11	15.29	1,830,249

2021
January 1, 2021 - March 31, 2021	$28.46	$22.72	1,478,937
April 1, 2021 - June 30, 2021	31.52	24.94	1,480,117
July 1, 2021 - September 30, 2021	31.50	24.84	1,472,892
October 1, 2021 - December 31, 2021	33.36	28.11	805,924
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See Item 5.A, “Operating Results”.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources - Critical Accounting Policies, Estimates and Judgments”.

44	Brookfield Business Holding Corporation

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A DIRECTORS AND SENIOR MANAGEMENT
Governance
The following table presents certain information concerning the board of directors of BBHC as of the date hereof. The board of directors of BBUC is comprised of the same individuals as of the date hereof.

Name, Municipality of Residence and Independence (1)	Age	Position	Principal Occupation
Cyrus Madon New York, New York, USA (Not Independent)	60	Executive Chairman	Executive Chairman, Brookfield Private Equity Group
Jeffrey Blidner Toronto, Ontario, Canada (Not Independent)	77	Director	Vice Chair, Brookfield Corporation
David Court Toronto, Ontario, Canada (Independent)	69	Director	Director Emeritus, McKinsey & Company
Stephen Girsky New York, New York, USA (Independent)	63	Director	Managing Partner, VectoIQ LLC
David Hamill Ipswich, Queensland, Australia (Independent)	68	Director	Corporate Director
Anne Ruth Herkes Munich, Germany (Independent)	69	Director	Corporate Director
John Lacey Thornhill, Ontario, Canada (Independent)	82	Lead Director	Chairman, Doncaster Consolidated Ltd.
Don Mackenzie Pembroke Parish, Bermuda (Independent)	65	Director	Chairman and Owner of New Venture Holdings
Michael Warren Washington, District of Columbia (Independent)	58	Director	Founding Partner of DGA-Albright Stonebridge Group (ASG)
Patricia Zuccotti Kirkland, Washington, USA (Independent)	78	Director	Corporate Director
____________________________________
(1)The business address for each of the directors is 225 Liberty Street, 8th Floor, New York NY, 10281-1048.
Set forth below is biographical information for our directors as of the date hereof.
Cyrus Madon. Mr. Madon is the Executive Chairman of our board of directors. Mr. Madon is also a Managing Partner of Brookfield Asset Management and the Executive Chairman of Brookfield Asset Management’s Private Equity Group. Mr. Madon previously served as the Chief Executive Officer of our company. Mr. Madon joined Brookfield in 1998 as Chief Financial Officer of Brookfield’s real estate brokerage business. During his tenure, Mr. Madon has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in Corporate Finance and Recovery, both in Canada and the United Kingdom. Mr. Madon holds a Bachelor of Commerce degree from Queen’s University and is on the board of the C.D. Howe Institute.

Brookfield Business Holding Corporation	45

Jeffrey Blidner. Mr. Blidner is a Vice Chair of Brookfield Corporation and is the former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner currently serves as the Chair of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation) and of the general partner of Brookfield Property Partners L.P. Mr Blidner also serves as a director of Brookfield Corporation, and the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation). Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
David Court. Mr. Court is a Director Emeritus at McKinsey & Company. Mr. Court was previously McKinsey’s Global Director of Technology, Digitization and Communications, led McKinsey’s global practice in harnessing digital data and advanced analytics from 2011 to 2015, and was a member of the firm’s Board of Directors and its Global Operating Committee. Mr. Court is a director of PSP Investments, a member of the National Geographic International Council of Advisors, the chair of the board of trustees of the Queen’s University Board of Trustees and chair of the advisory board of Georgian Partners. Mr. Court was a member of the board of directors of Canadian Tire Corporation from 2015 through 2024. Mr. Court holds a Bachelor of Commerce from Queen’s University and a Master of Business Administration from Harvard Business School where he was a Baker Scholar.
Stephen Girsky. Mr. Girsky is managing partner of VectoIQ LLC, an independent advisory firm based in New York. Mr. Girsky served as president and CEO of Nikola Corporation, a publicly traded company that designed zero-emissions transportation and energy supply and infrastructure solutions. He served as president and CEO of VectoIQ Acquisition Corp. I, from its January 2018 until the consummation of its business combination with Nikola Corporation. Mr. Girsky served in a number of capacities at General Motors Co., including Vice Chairman, and was previously the president of Centerbridge Industrial Partners and a Managing Director at Morgan Stanley. He is on the board of directors at Nikola Corporation, BBUC, and Clarios. Mr. Girsky previously served on the Board of U.S. Steel and General Motors. He also served as the lead director of Dana Holdings Corp. Mr. Girsky received a bachelor of science degree in mathematics from the University of California at Los Angeles and a master of business administration from the Harvard Business School.
David Hamill. Dr. Hamill is a professional director and was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996 and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001 and since that time has served as a non-executive director or chairman of a range of listed and private companies as well as not-for-profit and public sector entities. Dr. Hamill also serves as chairman of the board of directors of Dalrymple Bay Infrastructure Limited. Dr. Hamill holds a Bachelor of Arts (Honors) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland, and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.
Anne Ruth Herkes. Ms. Herkes is a senior Advisor at ELC-Euringer Leadership Consulting, an executive search firm and leadership consulting company. She previously was Deputy Chair of the board of directors of Merck Finck Privatbankiers AG, an asset and wealth management bank based in Munich. She served on the board of Quintet Private Bank (S.A.) from 2014 to 2025. Previously she served on the board of Kreditanstalt fuer Wiederaufbau, Germany’s third largest bank. She is a member of the International Advisory Board of Asia House, an independent think tank and advisory service in London and a member of the Advisory Council of 1014 Inc. New York, a not-for-profit corporation and transatlantic dialogue forum. Ms. Herkes in her former career served as State Secretary at the German Federal Ministry for Economic Affairs and as Ambassador to Qatar.
John Lacey. Mr. Lacey is Chairman of Doncaster Consolidated Ltd., and Doncaster Foundation. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral cemeteries within North America, until 2006. Mr. Lacey is the former President and Chief Executive Officer of The Oshawa Group (now part of Sobeys Inc.) and a former director of Loblaw Companies Limited, George Weston Ltd., Wittington Investments Ltd. and TELUS Corporation.
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

46	Brookfield Business Holding Corporation

Michael Warren. Mr. Warren is is a Partner of DGA-Albright Stonebridge Group (ASG) and a founding member of the DGA Group. Mr. Warren serves on institutional investor and company boards. He serves as a board director of Brookfield Business Corporation, Commonfund, and MAXIMUS. Mr Warren serves as Chairman of Oak Creek and (qp) Global a family office for bespoke single-family offices. Mr. Warren is a former Trustee of Yale University, where he chaired the University’s Audit Committee, and was a member of the Investment Committee of the Yale Corporation Endowment. Mr. Warren formerly served on the boards of Brookfield Property Partners, the United States Overseas Private Investment Corporation (now the US International Development Finance Corporation), the District of Columbia Retirement Board, where he served as Chairman, and Walker Dunlop. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren received degrees from Yale University and Oxford University where he was a Rhodes Scholar.
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

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Cyrus Madon	60	37	27	Executive Chairman
Anuj Ranjan	47	26	20	Chief Executive Officer
Jaspreet Dehl	49	27	15	Chief Financial Officer
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

Brookfield Business Holding Corporation	47

6.B COMPENSATION
The information in this Item 6.B is presented as of December 31, 2025, prior to the completion of the Arrangement. Following the completion of the Arrangement, our company became a wholly owned subsidiary of BBUC.
As of December 31, 2025, except for the non-overlapping directors, the directors of our company also serve as directors of the BBU General Partner. Each overlapping director (other than Messrs. Cyrus Madon and Jeffrey Blidner) receives an annual retainer of $15,000 for serving on the board of the company (in addition to the $150,000 each director is paid for serving as a director of the BBU General Partner). The general partner of the partnership does not pay any compensation in connection with Messrs. Madon’s or Blidner’s board service. The chair of the audit committee receives $20,000 for serving as the chair of the audit committee of the BBU General Partner (no additional amount is paid for serving as our audit committee chair), and the lead independent director of the partnership receives an additional $10,000 per year for serving in such position (no additional amount is paid for serving as our lead independent director). In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as directors of the BBU General Partner, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and the other Brookfield-managed entity.
The non-overlapping directors who do not serve as a director of the general partner of the partnership receive an annual retainer of $165,000 for their service on the board and its committees, and reimbursement of expenses incurred in attending meetings.
Our company currently does not have any employees. Pursuant to our Master Services Agreement, the Service Providers will provide or arrange for other service providers to provide day-to-day management and administrative services for our company, the Holding LP and the Holding Entities.
6.C BOARD PRACTICES
The information in this Item 6.C is presented as of December 31, 2025, prior to the completion of the Arrangement. Following the completion of the Arrangement, our company became a wholly owned subsidiary of BBUC.
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

48	Brookfield Business Holding Corporation

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
Shareholders and other interested parties may communicate with any member of the board, including its Executive Chairman, as well as the lead independent director and the independent directors as a group by contacting the Corporate Secretary’s Office at 225 Liberty Street, 8th Floor, New York NY, 10281-1048.
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
All board of director appointments will be based on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, diversity criteria, such as gender and geographic background influences succession planning and is a criterion in adding new members to our board of directors. We appreciate the benefits of leveraging a range of diverse talents and perspectives and are committed to pursuing the spirit and letter of the diversity policy. The governance and nominating committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives. The board of directors has an ongoing gender diversity target of ensuring at least 30% of the directors are women. We intend to fulfill the gender diversity target when the next vacancy on the board of directors is filled.
Of our ten (10) directors, eight (8) are independent, two (2) are female (each of whom is an independent director). Accordingly, 20% of such directors are women, and women represent 25% of such independent directors.
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

Brookfield Business Holding Corporation	49

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

50	Brookfield Business Holding Corporation

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
The board has two committees:
•the audit committee; and
•the governance and nominating committee.

Brookfield Business Holding Corporation	51

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

52	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	53

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

54	Brookfield Business Holding Corporation

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
As at December 31, 2025, our consolidated operating companies had approximately 13,000 employees. These employees are primarily based in Brazil (47%), the United States (26%), Australia (10%), and the United Kingdom (6%). Our company believes that the employees of our consolidated operating companies are critical to its success and its relationships with these employees and with any labor organizations that represent these employees are good.
6.E SHARE OWNERSHIP
As of March, 26 2026, the date prior to the closing of the Arrangement, our directors and officers and their associates each beneficially owned, directly or indirectly, or exercised control and direction over, our exchangeable shares representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
As a result of the Arrangement, all of our exchangeable shares are held by Brookfield Business Corporation. The exchangeable shares acquired by the Corporation are expected to be transferred to Brookfield BBP Canada Holdings Inc., an indirect wholly-owned subsidiary of Brookfield.
7.B RELATED PARTY TRANSACTIONS
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

Brookfield Business Holding Corporation	55

On July 4, 2025, the company completed the sale of a 7% interest in our dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management. In exchange, the company received units of the new evergreen fund with an initial redemption value of $306 million, representing an 8.6% discount to the net asset value of the interest sold. In the 18-month period following the initial closing of the evergreen private equity fund, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value.
On March 27, 2026, BBU and BBHC completed the Arrangement which was designed to simplify BBU and BBHC’s structure by converting BBU and BBHC into a single publicly traded corporate entity resulting in BBU unitholders and BBHC shareholders holding shares in a single corporation. Following the Arrangement, the exchangeable shares will be delisted from the NYSE and TSX.
As a result of the Arrangement, the Service Providers, which are all subsidiaries of Brookfield Asset Management, now provide services to BBUC, and BBUC has been added as a Service Recipient under the Master Services Agreement.
See also the information contained in this Form 20-F under Item 5.A, “Operating Results - Related Party Transactions” and Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Note 1 and Note 25 to our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, respectively.
7.C INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18, “Financial Statements”.
8.B SIGNIFICANT CHANGES
See Item 4 “Information on the Company ” and Item 5 “Operating and Financial Review and Prospects ” for additional information.
ITEM 9. THE OFFER AND LISTING
9.A OFFER AND LISTING DETAILS
Our exchangeable shares will be delisted from the NYSE and the TSX in connection with the completion of the Arrangement.
9.B PLAN OF DISTRIBUTION
Not applicable.
9.C MARKETS
See Item 9.A, “Offer and Listing Details”.
9.D SELLING SHAREHOLDERS
Not applicable.
9.E DILUTION
Not applicable.
9.F EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
Not applicable.

56	Brookfield Business Holding Corporation

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
The information in this Item 10.B is presented as of December 31, 2025, prior to the completion of the Arrangement.
DESCRIPTION OF OUR SHARE CAPITAL
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

Brookfield Business Holding Corporation	57

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

58	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	59

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

60	Brookfield Business Holding Corporation

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

Brookfield Business Holding Corporation	61

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
10.C MATERIAL CONTRACTS
Each material contract to which the company has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to this Form 20-F and is summarized elsewhere herein.
Copies of the agreements noted above are available for inspection at the Corporate Secretary’s Office at 225 Liberty Street, 8th Floor, New York NY, 10281-1048.
10.D EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities.
10.E TAXATION
[RESERVED]

62	Brookfield Business Holding Corporation

10.F DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G STATEMENT BY EXPERTS
Not applicable.
10.H DOCUMENTS ON DISPLAY
Prior to the Arrangement, our company was subject to the information filing requirements of the U.S. Exchange Act, and accordingly we were required to file periodic reports and other information with the SEC and with Canadian securities regulatory authorities. Copies of such documents are available for inspection at the company’s registered address: 225 Liberty Street, 8th Floor, New York NY, 10281-1048. Written requests to inspect our documents should be directed to the Corporate Secretary’s Office at the registered address.
10.I SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.B, “Liquidity and Capital Resources - Market Risks”.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Business Holding Corporation	63

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As at December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]

64	Brookfield Business Holding Corporation

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
ITEM 16B. CODE OF ETHICS
Brookfield Business Corporation has adopted a Code of Business Conduct and Ethics, or the Code, that applies to the members of the board of directors of our company, the partnership, the general partner of the partnership, any officers or employees of the general partner of the partnership and any employees of the Services Providers performing obligations under the Master Services Agreement.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual consolidated financial statements for the period ended December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
(US$ MILLIONS, except as noted)	USD	%	USD	%
Audit fees (1)	$4.4	55%	$4.3	54%
Audit-related fees (2)	3.5	44%	3.5	44%
Tax fees (3)	0.1	1%	0.2	2%
Total	$8.0	100%	$8.0	100%
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
The audit committee of our company pre-approves all audit and non-audit services provided to our company by Deloitte LLP.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Brookfield Business Holding Corporation	65

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Following completion of the Arrangement, our company’s exchangeable shares will no longer be publicly listed.
Prior to completion of the Arrangement, subject to applicable law, our company purchased exchangeable shares for cancellation in the open market. On August 15, 2025, the TSX accepted a notice of our company’s intention to renew its normal course issuer bid in connection with our exchangeable shares, which permitted our company and Brookfield Corporation to repurchase up to 3,499,836 issued and outstanding exchangeable shares. Repurchases were authorized to commence on August 19, 2025. For the year ended December 31, 2025, our company repurchased 3,876,525 exchangeable shares. Following the year ended December 31, 2025 and up to the date of this Form 20-F, our company repurchased 891,240 exchangeable shares and Brookfield Corporation repurchased 98,336 exchangeable shares under the normal course issuer bid. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bbuc.enquiries@brookfield.com.

Period	Total Number of Exchangeable Shares Purchased	Average Price Paid per Exchangeable Share (US$)	Total Number of Exchangeable Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Exchangeable Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
January 1 - 31, 2025	—	$—	—	3,647,722
February 1 - 28, 2025	341,010	$25.41	341,010	3,306,712
March 1 - 31, 2025	929,756	$26.86	929,756	2,376,956
April 1 - 30, 2025	1,034,601	$24.44	1,034,601	1,342,355
May 1 - 31, 2025	599,735	$27.14	599,735	742,620
June 1 - 30, 2025	52,421	$27.99	52,421	690,199
July 1 - 31, 2025	—	$—	—	690,199
August 1 - 31, 2025	—	$—	—	3,499,836
September 1 - 30, 2025	—	$—	—	3,499,836
October 1 - 31, 2025	—	$—	—	3,499,836
November 1 - 30, 2025	684,415	$33.04	684,415	2,815,421
December 1 - 31, 2025	234,587	$36.07	234,587	2,580,834
____________________________________
(4)On August 15, 2024, the TSX accepted a notice filed by the company of its intention to renew the NCIB, for its exchangeable shares. Under the NCIB, the company is authorized to repurchase up to 5% of its total issued and outstanding exchangeable shares as at August 8, 2024, or 3,647,722 exchangeable shares, including up to 5,184 exchangeable shares on the TSX during any trading day. All purchases were made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States. This agreement expired on August 18, 2025.
(5)On August 15, 2025, the TSX accepted a notice filed by the company of its intention to establish an NCIB, for its exchangeable shares. Under the NCIB, the company was authorized to repurchase up to 5% of its total issued and outstanding exchangeable shares as at August 8, 2025, or 3,499,836 exchangeable shares, including up to 11,100 exchangeable shares on the TSX during any trading day. All purchases will be made through facilities of the TSX or the NYSE, or alternative trading systems in Canada or the United States.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of corporations under the NYSE Listing Standards, except that we do not have a compensation committee and compensation decisions are made by the governance and nominating committee and/or the Service Providers, as applicable.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

66	Brookfield Business Holding Corporation

ITEM 16J. INSIDER TRADING POLICIES
We have adopted the Brookfield Trading Policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of the Brookfield Trading Policy is filed as an exhibit to this Form 20-F. See Item 6.C “Board Practices - Personal Trading Policy”.
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

Brookfield Business Holding Corporation	67

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

68	Brookfield Business Holding Corporation

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.
ITEM 19. EXHIBITS

Number	Description
1.1	Certificate of Change of Name, Notice of Articles and Articles of Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (1)
2.1	Description of Securities*
4.1	Trade-Mark Sublicense Agreement by and among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P. and Brookfield Business L.P, dated May 24, 2016 (2)
4.2
First Amendment to Trade-Mark Sublicense Agreement among Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., Brookfield Business L.P. and Brookfield Business Corporation dated March 27, 2026 (3)

4.3	Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Partners L.P. and the other parties thereto, dated January 23, 2024 (4)
4.4
First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Corporation, Brookfield Business Corporation, Brookfield Business Partners L.P. and the other parties thereto dated March 27, 2026 (5)

8.1	List of subsidiaries of Brookfield Business Corporation (incorporated by reference to Item 4.C., “Organizational Structure”)*
11.1	Personal Trading Policy (6)
12.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Holding Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Holding Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Anuj Ranjan, Chief Executive Officer, Brookfield Business Holding Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Jaspreet Dehl, Chief Financial Officer, Brookfield Business Holding Corporation, pursuant to 18 U.S.C Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002*
15.2	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*
97.1	Clawback Policy (7)
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
____________________________________
* Filed herewith.
(1)Incorporated by reference to Exhibit 99.1 to our company’s Report on Form 6-K filed on March 27, 2026.
(2)Incorporated by reference to Exhibit 99.8 to Brookfield Business Partners L.P.’s Current Report on Form 6-K filed on June 22, 2016.
(3)Incorporated by reference to Exhibit 99.2 to Brookfield Business Corporation’s Current Report on Form 6-K filed on March 27, 2026.
(4)Incorporated by reference to Exhibit 4.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.
(5)Incorporated by reference to Exhibit 99.7 to Brookfield Business Corporation’s Current Report on Form 6-K filed on March 27, 2026.
(6)Incorporated by reference to Exhibit 11.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 31, 2025.
(7)Incorporated by reference to Exhibit 97.1 to our company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 1, 2024.

Brookfield Business Holding Corporation	69

The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

70	Brookfield Business Holding Corporation

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD BUSINESS HOLDINGS CORPORATION
	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director
Date: March 30, 2026

Brookfield Business Holding Corporation	71

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Corporation as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023	F-1

Brookfield Business Corporation	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
Audited Consolidated Financial Statements of Brookfield Business Corporation

F-2	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Brookfield Business Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Corporation (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operating results, comprehensive income (loss), changes in equity, and cash flow, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill – Refer to Notes 2(m) and 13 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill impairment at its dealer software and technology services operation cash generating unit (“CGU”) involves assessing if the carrying amount of the CGU, including the allocated goodwill, exceeds its recoverable amount determined using a value in use discounted cash flow model. Determining the recoverable amount requires management to make significant estimates and assumptions related to the revenue growth rates and discount rate. Goodwill of $4,136 million was allocated to the Company’s dealer software and technology services operation CGU. The recoverable amount of the dealer software and technology services operation CGU exceeded the carrying amount therefore no impairment was recognized.
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
March 30, 2026

We have served as the Company’s auditor since 2021.

F-4	Brookfield Business Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Business Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 30, 2026, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2026

Brookfield Business Corporation	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	3	$710	$1,008
Financial assets	4	80	167
Accounts and other receivable, net	6	1,207	1,337
Inventory, net		15	52
Other assets	9	271	371
		2,283	2,935
Non-Current Assets
Financial assets	4	446	186
Accounts and other receivable, net	6	1,951	1,892
Other assets	9	272	256
Property, plant and equipment	11	198	2,480
Deferred income tax assets	18	261	197
Intangible assets	12	5,807	5,966
Equity accounted investments	14	185	198
Goodwill	13	5,025	4,988
		$16,428	$19,098
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$2,264	$2,990
Non-recourse borrowings in subsidiaries of the company	17	121	111
Exchangeable and class B shares	5	2,432	1,709
		4,817	4,810
Non-Current Liabilities
Accounts payable and other	15	821	2,286
Non-recourse borrowings in subsidiaries of the company	17	7,723	8,379
Deferred income tax liabilities	18	969	988
		$14,330	$16,463
Equity
Brookfield Business Partners	24	$(679)	$(59)
Non-controlling interests	10	2,777	2,694
		2,098	2,635
		$16,428	$19,098
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS)	Notes	2025	2024	2023
Continuing operations
Revenues	23	$7,168	$8,208	$7,683
Direct operating costs	20	(6,532)	(7,568)	(6,794)
General and administrative expenses		(272)	(326)	(268)
Interest income (expense), net		(821)	(832)	(878)
Equity accounted income (loss)	14	10	8	3
Impairment reversal (expense), net	11, 13	—	(691)	(606)
Gain (loss) on dispositions, net	7	—	—	87
Remeasurement of exchangeable and class B shares	5	(831)	(208)	(264)
Other income (expense), net		190	(666)	126
Income (loss) before income tax from continuing operations		(1,088)	(2,075)	(911)
Income tax (expense) recovery
Current	18	10	(50)	(167)
Deferred	18	77	198	95
Net income (loss) from continuing operations		$(1,001)	$(1,927)	$(983)
Discontinued operations
Net income (loss) from discontinued operations	8	—	—	3,812
Net income (loss)		$(1,001)	$(1,927)	$2,829
Attributable to:
Brookfield Business Partners (1)		$(875)	$(888)	$519
Non-controlling interests	10	(126)	(1,039)	2,310
		$(1,001)	$(1,927)	$2,829
____________________________________
(1)Earnings per share have not been presented in the consolidated financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings Per Share (“IAS 33”). See Note 2(b) for further details.

The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(US$ MILLIONS)	Notes	2025	2024	2023
Net income (loss)		$(1,001)	$(1,927)	$2,829
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$112	$(284)	$40
Net investment and cash flow hedges	3	(103)	180	3
Taxes on the above items	18	15	(8)	19
Reclassification to profit or loss		(43)	(80)	(71)
		(19)	(192)	(9)
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		1	1	(1)
Fair value through other comprehensive income		8	—	(21)
		9	1	(22)
Total other comprehensive income (loss)		(10)	(191)	(31)
Comprehensive income (loss)		$(1,011)	$(2,118)	$2,798
Attributable to:
Brookfield Business Partners		$(869)	$(945)	$513
Non-controlling interests		(142)	(1,173)	2,285
		$(1,011)	$(2,118)	$2,798

The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Brookfield Business Partners
(US$ MILLIONS)	Capital	Retained earnings (deficit)	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2025	$737	$(247)	$(127)	$(422)	$(59)	$2,694	$2,635
Net income (loss)	—	(875)	—	—	(875)	(126)	(1,001)
Other comprehensive income (loss)	—	—	—	6	6	(16)	(10)
Total comprehensive income (loss)	—	(875)	—	6	(869)	(142)	(1,011)
Contributions	108	—	—	—	108	86	194
Distributions and capital paid	—	—	—	—	—	(16)	(16)
Ownership changes and other	—	—	141	—	141	155	296
Balance as at December 31, 2025	$845	$(1,122)	$14	$(416)	$(679)	$2,777	$2,098

Balance as at January 1, 2024	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
Net income (loss)	—	(888)	—	—	(888)	(1,039)	(1,927)
Other comprehensive income (loss)	—	—	—	(57)	(57)	(134)	(191)
Total comprehensive income (loss)	—	(888)	—	(57)	(945)	(1,173)	(2,118)
Contributions	—	—	—	—	—	29	29
Distributions and capital paid	—	—	—	—	—	(34)	(34)
Ownership changes and other	—	4	2	—	6	(8)	(2)
Balance as at December 31, 2024	$737	$(247)	$(127)	$(422)	$(59)	$2,694	$2,635
____________________________________
(1)See Note 19 for additional information.

Brookfield Business Corporation	F-9

	Brookfield Business Partners
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	519	—	—	519	2,310	2,829
Other comprehensive income (loss)	—	—	—	(6)	(6)	(25)	(31)
Total comprehensive income (loss)	—	519	—	(6)	513	2,285	2,798
Contributions	—	—	—	—	—	733	733
Distributions and capital paid	—	—	—	—	—	(2,947)	(2,947)
Ownership changes and other	—	—	32	(24)	8	97	105
Balance as at December 31, 2023	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
____________________________________
(1)See Note 19 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

c	Notes	2025	2024	2023
Operating Activities
Net income (loss) from continuing operations		$(1,001)	$(1,927)	$(983)
Net income (loss) from discontinued operations	8	—	—	3,812
Net income (loss)		(1,001)	(1,927)	2,829
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	8	10	18
Impairment expense, net		—	691	609
Depreciation and amortization expense	20	718	780	1,024
(Gain) loss on dispositions, net	7	—	—	(4,003)
Provisions and other items		(579)	672	(129)
Deferred income tax expense (recovery)	18	(77)	(198)	(144)
Remeasurement of exchangeable and class B shares	5	831	208	264
Changes in non-cash working capital, net	28	42	(347)	(330)
Cash from (used in) operating activities		(58)	(111)	138
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		694	1,571	2,578
Repayment of non-recourse borrowings in subsidiaries of the company		(723)	(1,230)	(3,052)
Proceeds from other financing		11	82	92
Repayment of other financing		(55)	(112)	(125)
Lease liability repayment		(67)	(71)	(107)
Capital provided by others who have interests in operating subsidiaries		217	15	1,185
Repurchases of exchangeable shares	5	(108)	—	—
Distributions to exchangeable shareholders	5	(18)	(18)	(18)
Proceeds received from loan with Brookfield Business Partners	1, 25	135	581	201
Repayment and issuance of loans with Brookfield Business Partners	1, 25	(73)	(3)	(1,641)
Distributions and capital paid to others who have interests in operating subsidiaries		(14)	(18)	(3,039)
Cash from (used in) financing activities		(1)	797	(3,926)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		—	(35)	—
Property, plant and equipment and intangible assets		(256)	(297)	(634)
Equity accounted investments		(12)	—	—
Financial assets and other		(1)	(14)	(2)
Dispositions
Subsidiaries, net of cash disposed		(53)	3	4,406
Property, plant and equipment and intangible assets		13	1	19
Equity accounted investments		—	—	7
Financial assets and other		20	2	3
Net settlement of derivative assets and liabilities		(2)	(3)	(13)
Restricted cash and deposits		(3)	8	1
Cash from (used in) investing activities		(294)	(335)	3,787
Cash and cash equivalents
Change during the period		(353)	351	(1)
Impact of foreign exchange		55	(115)	37
Balance, beginning of year		1,008	772	736
Balance, end of year		$710	$1,008	$772
Supplemental cash flow information is presented in Note 28.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Corporation	F-11

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
Brookfield Business Corporation together with its subsidiaries (collectively, “the company”) is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the Business Corporations Act (British Columbia) on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries, are referred to collectively as the “group”. Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the group. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at December 31, 2025. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC” and will be delisted shortly after completion of an arrangement agreement (the “Arrangement”). Refer to Note 29 for further details. The exchangeable shares were structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares was significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These consolidated financial statements of the company and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2(aa), under Future changes in accounting policies.
These consolidated financial statements were approved by the Board of Directors of the company and authorized for issue on March 30, 2026.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following table summarizes the company’s total non-current assets by geography as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
United States	$8,221	$8,689
Brazil	3,493	2,990
Australia	650	3,050
United Kingdom	233	220
Other	1,548	1,214
Total non-current assets	$14,145	$16,163
Further summary on the company’s total revenues by geography for the years ended December 31, 2025, 2024, and 2023 is available in Note 23(b).
Continuity of Interests
The partnership directly and indirectly controls the company through its interests in the company. As Brookfield Business Partners holds all of the class C shares of the company, which is the only class of shares of the company presented as equity, net income and equity attributable to common equity have been allocated to Brookfield Business Partners for all periods presented.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following provides information about the wholly-owned subsidiaries of the company as at December 31, 2025 and 2024:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2025	2024	2025	2024
Construction operation	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the company as at December 31, 2025 and 2024:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2025	2024	2025	2024
Healthcare services (1)	Healthscope Pty Ltd	Australia	—%	100%	—%	28%
Dealer software and technology services operation	CDK Global II LLC	United States	100%	100%	19%	26%
Water and wastewater operation	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
____________________________________
(1)In May 2025, the company’s healthcare service operation entered receivership. As a result, the company ceased to have control and deconsolidated the net liabilities of the business. See Note 17(i) for further details.
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
Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(k).
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(i)Related party transactions
In the normal course of operations, the company enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 25.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 16 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Healthcare services
The company’s healthcare services entered receivership due to an event of default under its credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business in May 2025, resulting in the deconsolidation of the business. During the period prior to the loss of control, revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the company is entitled to in exchange for those goods or services. The company has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Further information on fair value measurements is available in Note 3.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(v)Assets held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
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
Additional disclosures of discontinued operations are provided in Note 8. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.
(w)Leases
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The company applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2(k).
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
(x)Government assistance
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
(y)Critical accounting judgments and key sources of estimation uncertainty
The preparation of the company’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(z)Future changes in accounting policies
(i)    IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.

F-26	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2025:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$710	$710
Accounts and other receivable, net (current and non-current)	—	—	3,158	3,158
Financial assets (current and non-current) (1) (2)	48	280	198	526
Total (3)	$48	$280	$4,066	$4,394
Financial liabilities
Accounts payable and other (current and non-current) (1) (4)	$35	$4	$2,237	$2,276
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	7,844	7,844
Exchangeable and class B shares (5)	—	—	2,432	2,432
Total	$35	$4	$12,513	$12,552
____________________________________
(1)FVOCI includes derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 3(a) below.
(2)FVOCI includes $273 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
(3)Total financial assets include $1,025 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $809 million.
(5)Class C shares are also classified as financial liabilities due to their cash redemption feature. The class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 24 for additional information.
Included in cash and cash equivalents as at December 31, 2025 is $375 million of cash (2024: $340 million) and $335 million of cash equivalents (2024: $668 million).

Brookfield Business Corporation	F-27

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2024:

	Measurement Basis
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,008	$1,008
Accounts and other receivable, net (current and non-current)	—	—	3,229	3,229
Financial assets (current and non-current) (1)	11	184	158	353
Total (2)	$11	$184	$4,395	$4,590
Financial liabilities
Accounts payable and other (current and non-current) (1) (3)	$—	$55	$3,641	$3,696
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,490	8,490
Exchangeable and class B shares (4)	—	—	1,709	1,709
Total	$—	$55	$13,840	$13,895
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
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. The class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See Note 24 for additional information.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2025, a pre-tax net loss of $71 million (2024: pre-tax net gain of $106 million, 2023: pre-tax net loss of $19 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2025, there was a derivative asset balance of $nil (2024: $104 million) and derivative liability balance of $nil (2024: $36 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2025, a pre-tax net loss of $32 million (2024: pre-tax net gain of $74 million, 2023: pre-tax net gain of $22 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2025, there was a derivative asset balance of $7 million (2024: $80 million) and derivative liability balance of $4 million (2024: $19 million) relating to the derivative contracts designated as cash flow hedges.

F-28	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Fair value hedges
The company uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at December 31, 2025, there was a derivative asset balance of $35 million (2024: $nil) and derivative liability balance of $35 million (2024: $nil) relating to derivative contracts designated as fair value hedges.
(b)Fair value hierarchical levels - financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2025 and 2024:

	2025			2024
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares (1)	$—	$—	$273	$—	$—	$—
Derivative assets	—	42	—	—	184	—
Other financial assets	13	—	—	11	—	—
	$13	$42	$273	$11	$184	$—
Financial liabilities
Derivative liabilities	$—	$39	$—	$—	$55	$—
	$—	$39	$—	$—	$55	$—
____________________________________
(1)Level 3 common shares are units held by the company in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.
There were no transfers between levels during the year ended December 31, 2025.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2025	Carrying value December 31, 2024	Valuation technique(s) and key input(s)
Derivative assets	$42	$184	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
Derivative liabilities	$39	$55	Fair value of derivative contracts incorporate quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
The fair value of Level 3 financial assets and liabilities is determined using valuation models which require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining unobservable inputs, the company uses internally developed information, external research, and observable market data, as applicable, in order to develop assumptions regarding those unobservable inputs.

Brookfield Business Corporation	F-29

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2025	Carrying value December 31, 2024	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Financial assets - common shares	$273	$—	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the change in the balance of financial assets classified as Level 3 for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$—	$—
Fair value change recorded in other comprehensive income	8	—
Additions	306	—
Disposals	(41)	—
Balance at end of year	$273	$—
NOTE 4. FINANCIAL ASSETS

(US$ MILLIONS)	2025	2024
Current
Restricted cash	$80	$61
Derivative assets	—	106
Total current	$80	$167
Non-current
Marketable securities (1)	$273	$—
Restricted cash	35	22
Derivative assets	42	78
Loans and notes receivable	83	75
Other financial assets	13	11
Total non-current	$446	$186
____________________________________
(1)Marketable securities include $273 million of units in a new evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 25(a)(i) for additional information.

F-30	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As at December 31, 2025, Brookfield Holders owned approximately 68% of the issued and outstanding exchangeable shares. The Brookfield Holders have agreed that all decisions to be made with respect to the exchangeable shares will be made jointly among the Brookfield Holders.
During the year ended December 31, 2025, there were 190 exchangeable shares exchanged for LP Units (2024: 4). During the year ended December 31, 2025, the company repurchased 3,876,525 exchangeable shares (2024: nil). As at December 31, 2025, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, $35.20 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the consolidated statements of operating results. During the year ended December 31, 2025, $18 million of dividends (2024: $18 million of dividends) were declared and paid on the outstanding exchangeable shares of the company and included in interest income (expense), net in the consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares, and class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares (US$ Millions)
Balance at January 1, 2025	72,954,446	1	$1,709
Repurchased and canceled	(3,876,525)	—	(108)
Shares exchanged to LP Units	(190)	—	—
Remeasurement (gains) losses	—	—	831
Balance at December 31, 2025	69,077,731	1	$2,432
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 24 for further details related to class C shares.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2025	2024
Current, net	$1,207	$1,337
Non-current, net
Accounts receivable	46	100
Retainer on customer contract	58	55
Billing rights	720	597
Loan receivable from Brookfield Business Partners (1)	1,127	1,140
Total non-current, net	$1,951	$1,892
Total	$3,158	$3,229
____________________________________
(1)See Note 25 for additional information.

Brookfield Business Corporation	F-31

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operation in Brazil related to revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2025 was $63 million (2024: $120 million).
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Loss allowance - beginning	$299	$137
Add: increase in allowance	41	221
Deduct: bad debt write offs	(37)	(33)
Foreign currency translation and other	42	(26)
Loss allowance - ending	$345	$299
NOTE 7. DISPOSITIONS
(a)    Dispositions completed in 2025
Sale of a partial interest into a new evergreen private equity fund
On July 4, 2025, the company completed the sale of a 7% interest in its dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management. In exchange, the company received units of the new evergreen fund with an initial redemption value of $306 million. This resulted in a gain of $149 million, recorded in the consolidated statements of changes in equity, within ownership changes and other. The business continues to be accounted for as a consolidated subsidiary and the units of the new evergreen fund received represent an investment in an equity instrument of the fund accounted for as a financial asset measured at FVOCI in the consolidated statements of financial position.
(b)    Dispositions completed in 2024
For the year ended December 31, 2024, the company did not have any significant dispositions.
(c)    Dispositions completed in 2023
Dealer software and technology services operation
On May 1, 2023, the company’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of $490 million, resulting in a pre-tax net gain of $87 million recorded in the consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

Power delivery business

During February 2023, the company’s nuclear technology services operation completed the sale of its power delivery business for gross proceeds of $275 million, resulting in a pre-tax net gain of $14 million recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 8 for additional information.

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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 borrowings, and $0.1 billion of other net liabilities. The company recorded a pre-tax net gain of $3.9 billion recorded within net income from discontinued operations in the consolidated statements of operating results. See Note 8 for additional information.
NOTE 8. DISCONTINUED OPERATIONS
The revenues and expenses related the company’s nuclear technology services operation, which the company sold in November 2023, have been presented in the consolidated statements of operating results for the year ended December 31, 2023 as a discontinued operation.
Operating results of the discontinued operation for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2025	2024	2023
Revenues	$—	$—	$3,506
Direct operating costs	—	—	(3,087)
General and administrative expenses	—	—	(176)
Interest expense, net	—	—	(246)
Equity accounted income (loss), net	—	—	1
Impairment expense, net	—	—	(3)
Gain on acquisitions/dispositions, net	—	—	3,916
Other income (expenses), net	—	—	(115)
Income (loss) before income tax	—	—	3,796
Current and deferred taxes	—	—	16
Net income (loss) from discontinued operations	$—	$—	$3,812
Net income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2025	2024	2023
Net income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(875)	$(888)	$(533)
Non-controlling interests	(126)	(1,039)	(450)
Total	$(1,001)	$(1,927)	$(983)
Net income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$—	$1,052
Non-controlling interests	—	—	2,760
Total	$—	$—	$3,812

Brookfield Business Corporation	F-33

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Comprehensive income (loss) attributable to Brookfield Business Partners for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2025	2024	2023
Comprehensive income (loss) from continuing operations attributable to:
Brookfield Business Partners	$(869)	$(945)	$(531)
Non-controlling interests	(142)	(1,173)	(454)
Total	$(1,011)	$(2,118)	$(985)
Comprehensive income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$—	$1,044
Non-controlling interests	—	—	2,739
Total	$—	$—	$3,783
The net cash flows attributable to the operating, investing and financing activities of the discontinued operation for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Year Ended December 31,
(US$ MILLIONS)	2025	2024	2023
Operating cash flows	$—	$—	$(57)
Financing cash flows	—	—	(3,116)
Investing cash flows	—	—	3,839
Net cash flows	$—	$—	$666
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	2025	2024
Current
Work in progress (1)	$54	$138
Prepayments and other assets	217	222
Assets held for sale	—	11
Total current	$271	$371
Non-current
Prepayments and other assets	$272	$256
Total non-current	$272	$256
____________________________________
(1)See Note 16 for additional information.

F-34	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 10. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2025 and 2024 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2025, 2024, and 2023 from the company’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2025
	Total							Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$1,084	$11,776	$686	$9,307	$2,586	$(294)	$15	$(228)	$(4)	$2,781

	Year ended December 31, 2024
	Total							Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Total	$1,736	$14,150	$1,496	$11,468	$4,340	$(1,423)	$(168)	$(1,039)	$(34)	$2,694

	Year ended December 31, 2023
	Total			Profit/(loss) allocated to non-controlling interests	Distributions to non-controlling interests	Equity allocated to non-controlling interests
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Total	$8,180	$3,149	$(25)	$2,310	$(2,947)	$3,880

Brookfield Business Corporation	F-35

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the year ended December 31, 2025 and 2024:

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Other	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2024	$19	$2,055	$553	$393	$378	$3,398
Additions (cash and non-cash)	—	48	75	3	56	182
Dispositions	—	—	(8)	(1)	(30)	(39)
Assets reclassified as held for sale	—	—	(2)	—	—	(2)
Foreign currency translation and other	(2)	(199)	(39)	(35)	(39)	(314)
Balance at December 31, 2024	$17	$1,904	$579	$360	$365	$3,225
Additions (cash and non-cash)	—	25	64	6	54	149
Dispositions (1)	(5)	(1,938)	(495)	(346)	(228)	(3,012)
Assets reclassified as held for sale	(7)	(25)	—	—	—	(32)
Foreign currency translation and other	—	46	20	13	33	112
Balances at December 31, 2025	$5	$12	$168	$33	$224	$442

Accumulated depreciation and impairment
Balance at January 1, 2024	$—	$(242)	(205)	(75)	(133)	(655)
Depreciation and impairment expense	—	(55)	(63)	(16)	(55)	(189)
Dispositions	—	—	3	2	26	31
Assets reclassified as held for sale	—	—	1	—	—	1
Foreign currency translation and other	—	24	19	6	18	67
Balance at December 31, 2024	$—	$(273)	$(245)	$(83)	$(144)	$(745)
Depreciation and impairment expense	—	(23)	(42)	(8)	(56)	(129)
Dispositions (1)	—	285	207	71	73	636
Assets reclassified as held for sale	—	19	—	—	—	19
Foreign currency translation and other	—	(10)	(9)	(2)	(4)	(25)
Balances at December 31, 2025	$—	$(2)	$(89)	$(22)	$(131)	$(244)
Net book value
December 31, 2024	$17	$1,631	$334	$277	$221	$2,480
December 31, 2025	$5	$10	$79	$11	$93	$198
____________________________________
(1)Includes the deconsolidation of the company’s healthcare services operation. See Note 17(i) for additional information.

F-36	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The carrying value and depreciation/impairment expense of right-of-use assets as at December 31, 2025 and 2024 are outlined below, by class of underlying asset:

	Year ended December 31, 2025
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$—	$61	$32	$93
Depreciation/impairment expense	—	(28)	(28)	$(56)

	Year ended December 31, 2024
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Total
Lessee
Right-of-use assets	$1	$190	$30	$221
Depreciation/impairment expense	—	(30)	(25)	$(55)
Lessor
Assets subject to operating leases	—	—	5	$5

Brookfield Business Corporation	F-37

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the year ended December 31, 2025 and 2024:

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks	Other	Total
Gross carrying amount
Balance at January 1, 2024	$2,881	$3,621	$993	$246	$422	$8,163
Additions	113	—	61	—	65	239
Acquisitions through business combinations	—	—	11	—	—	11
Dispositions	(1)	—	(2)	—	(10)	(13)
Foreign currency translation	(735)	—	(34)	—	19	(750)
Balances at December 31, 2024	$2,258	$3,621	$1,029	$246	$496	$7,650
Additions	131	—	40	—	70	241
Dispositions (1)	(1)	(2)	(29)	—	(159)	(191)
Foreign currency translation	283	—	17	—	43	343
Balance at December 31, 2025	$2,671	$3,619	$1,057	$246	$450	$8,043
Accumulated amortization and impairment
Balance at January 1, 2024	$(470)	$(360)	$(293)	$(24)	$(85)	$(1,232)
Amortization and impairment expense	(108)	(243)	(193)	(17)	(53)	(614)
Dispositions	1	—	1	—	10	12
Foreign currency translation	124	—	17	—	9	150
Balances at December 31, 2024	$(453)	$(603)	$(468)	$(41)	$(119)	$(1,684)
Amortization expense	(109)	(238)	(189)	(16)	(33)	(585)
Dispositions (1)	1	—	26	—	79	106
Foreign currency translation	(57)	—	(8)	—	(8)	(73)
Balance at December 31, 2025	$(618)	$(841)	$(639)	$(57)	$(81)	$(2,236)
Net book value
December 31, 2024	$1,805	$3,018	$561	$205	$377	$5,966
December 31, 2025	$2,053	$2,778	$418	$189	$369	$5,807
____________________________________
(1)Reflects the deconsolidation of the company’s healthcare services operation. See Note 17(i) for additional information.

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
The proprietary technology within the company pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the company’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the company’s dealer software and technology services operation, water and wastewater operation and construction operation, assessed to have estimated useful lives ranging between 5 to 6 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.

F-38	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Customer relationships pertain to strong and continuing relationships with many of the company’s customers which contribute to the revenues and cash flows generated by the company’s respective operations. The company has recognized customer relationships from the acquisition of its dealer software and technology services operation. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. The customer relationships acquired were assessed to have an estimated useful life of 15 years.
NOTE 13. GOODWILL
The following table presents the change in the balance of goodwill for the year ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$4,988	$5,702
Acquisitions through business combinations	—	24
Impairment	—	(661)
Foreign currency translation	37	(77)
Balance at end of year	$5,025	$4,988
The company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. To determine whether goodwill is impaired, the company compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts, determined as the higher of the estimated fair value less costs of disposal or the value in use. For calculating the value in use at each cash generating unit, this involves estimating expected future cash flows based on forecasted revenues and margins, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates, and perpetuity growth rates which individually range from 4.1% to 16.6%, 11.4% to 13.8%, and 1.8% to 3.5%, respectively (2024: 5.2% to 14.4%, 11.0% to 12.5%, and 2.3% to 3.5%, respectively). These assumptions and inputs are forecasted over a period of 5 years and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations. The most significant assumption used in the estimation of fair value less costs of disposal is the terminal value multiple of 10.7x.
During the year ended December 31, 2025, the company did not record a goodwill impairment loss (2024: $661 million at the company’s healthcare services).
As at December 31, 2025, the recoverable amounts of the company’s remaining cash-generating units with material goodwill balances which comprise its dealer software and technology services operation and construction operation, were greater than their carrying values with significant headroom.
Goodwill, net of accumulated impairment losses, is allocated to the following cash-generating units as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Dealer software and technology services operation	$4,448	$4,448
Construction operation	577	540
Total	$5,025	$4,988

Brookfield Business Corporation	F-39

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interest, voting interest, and carrying values of equity accounted investments as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	2025	2024
Equity accounted investments
Economic interest (%)	50%	49% – 50%
Voting interest (%)	50%	49% – 50%
Carrying value	$185	$198
The following table presents the change in the balance of equity accounted investments for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$198	$222
Additions	11	—
Dispositions	(12)	—
Share of net income (loss)	10	8
Distributions received	(18)	(18)
Foreign currency translation and other	(4)	(14)
Balance at end of year	$185	$198
    The following tables present the gross assets and liabilities of the company’s equity accounted investments as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Current assets	$95	$113
Non-current assets	569	547
Total assets	664	660

Current liabilities	97	368
Non-current liabilities	205	171
Total liabilities	302	539
Total net assets	$362	$121
Certain equity accounted investments are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.
The following tables present the gross amounts of revenues, net income and other comprehensive income from the company’s equity accounted investments for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Revenues	$416	$177	$343

Net income	20	16	7
Total comprehensive income	$20	$16	$7

F-40	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2025	2024
Current
Accounts payable	$771	$829
Accrued and other liabilities	932	919
Lease liabilities	43	44
Financial liabilities	51	122
Work in progress (1)	347	382
Provisions	120	689
Liabilities associated with assets held for sale	—	5
Total current (2)	$2,264	$2,990
Non-current
Accounts payable	$106	$81
Accrued and other liabilities	372	323
Lease liabilities	64	236
Financial liabilities	78	1,266
Work in progress (1)	33	36
Provisions	168	344
Total non-current (2)	$821	$2,286
____________________________________
(1)See Note 16 for additional information.
(2)Includes the deconsolidation of the company’s healthcare services operation. See Note 17(i) for additional information.
Included within accounts payable and other at December 31, 2025 was $107 million of lease liabilities (2024: $280 million). Interest expense on lease liabilities was $11 million for the year ended December 31, 2025 (2024: $16 million).
The company’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.
The following table presents the change in the provision balances for the years ended December 31, 2025 and 2024:

(US$ MILLIONS)	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2024	$83	$640	$723
Additional provisions recognized	22	545	567
Reduction arising from payments/derecognition	(31)	(186)	(217)
Change in other estimates	—	(1)	(1)
Foreign currency translation	(4)	(35)	(39)
Balance at December 31, 2024	$70	$963	$1,033
Additional provisions recognized	39	61	100
Reduction arising from payments/derecognition	(33)	(538)	(571)
Accretion expenses	—	5	5
Dispositions	—	(298)	(298)
Foreign currency translation	5	14	19
Balance at December 31, 2025	$81	$207	$288

Brookfield Business Corporation	F-41

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2025	2024	2023
Contract costs incurred to date	$12,019	$11,015	$13,272
Profit recognized to date	437	155	117
	12,456	11,170	13,389
Less: progress billings	(12,782)	(11,450)	(13,723)
Contract work in progress (liability)	$(326)	$(280)	$(334)
Comprising:
Amounts due from customers — work in progress (1)	$54	$138	$167
Amounts due to customers — creditors (2)	(380)	(418)	(501)
Net work in progress	$(326)	$(280)	$(334)
____________________________________
(1)The change in the balance from December 31, 2024 was due to billed amounts of $730 million, additions to work in progress of $753 million, dispositions of $115 million and an increase of $8 million from other changes.
(2)The change in the balance from December 31, 2024 was due to recognized revenue of $343 million, additions to work in progress of $276 million and an increase of $29 million from other changes.
NOTE 17. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Total borrowings
2026	$125
2027	292
2028	157
2029	5,970
2030	457
Thereafter	1,052
Total - principal repayments	$8,053
Deferred financing costs and other accounting adjustments	(209)
Total - December 31, 2025	$7,844
Total - December 31, 2024	$8,490
Current and non-current non-recourse borrowings in subsidiaries of the company as at December 31, 2025, net of deferred financing costs and other accounting adjustments were $121 million and $7,723 million, respectively (2024: $111 million and $8,379 million, respectively). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants.
As at December 31, 2025, the company’s operations were in compliance with all material covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.

F-42	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(i)Healthcare services operation
On May 26, 2025, the company’s healthcare services operation entered receivership due to an event of default under their credit agreement after unsuccessful efforts to negotiate with key stakeholders on a sustainable long-term solution for the business. Following the appointment of a receiver and transition of oversight of the operations, the company ceased to have control of the business and therefore, deconsolidated the net liabilities of the business, and recorded a pre-tax net gain of $236 million in the consolidated statements of operating results, included in other income (expense). Upon deconsolidation, the company derecognized property, plant and equipment of $2,361 million, accounts payable and other liabilities of $2,008 million, non-recourse borrowings of $950 million, accounts receivable of $171 million and other net assets of $237 million related to its healthcare services operation. The results of the healthcare services operation are included in the company’s consolidated statement of operating results up until the company lost control of the business on May 26, 2025.
The following table summarizes the weighted average interest rates and terms of non-recourse borrowings in subsidiaries of the company as at December 31, 2025 and 2024:

	Weighted average rate (%)		Weighted average term (years)		Total
(US$ MILLIONS, except as noted)	2025	2024	2025	2024	2025	2024
Total	9.2%	9.0%	5.3	5.5	$7,844	$8,490
The company enters into interest rate derivatives to mitigate the risk of interest rate movements on its floating rate debt instruments. Refer to Note 26 and Note 27 for additional information on the company’s interest rate derivatives and financial risk management. As at December 31, 2025, the weighted average interest rate of the company’s total non-recourse borrowings including the effect of interest rate derivatives was 9.0%.
The following table summarizes the non-recourse borrowings in subsidiaries of the company by currency as at December 31, 2025 and 2024:

(US$ MILLIONS, except as noted)	2025	Local currency		2024	Local currency
U.S. dollars	$5,772		$5,772	$5,755		$5,755
Brazilian reais	2,072	R$	11,403	1,821	R$	11,277
Australian dollars	—	A$	—	914	A$	1,477
Total	$7,844			$8,490
NOTE 18. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
Current income tax expense (recovery)	$(10)	$50	$167
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(62)	(198)	(72)
Recovery arising from previously unrecognized tax assets	(15)	—	(20)
Change in tax rates and imposition of new legislation	—	—	(3)
Deferred income tax expense (recovery)	(77)	(198)	(95)
Total income tax expense (recovery)	$(87)	$(148)	$72

Brookfield Business Corporation	F-43

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the company’s subsidiaries operate.
The company’s effective income tax rate is different from the company’s composite income tax rate due to the following differences set out below:

(%)	2025	2024	2023
Composite income tax rate	26%	26%	26%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(21)	(3)	(13)
International operations subject to different tax rates	—	1	(1)
Taxable income attributable to non-controlling interests	1	—	—
Recognition of deferred tax assets	(4)	(6)	3
Non-recognition of the benefit of current year’s tax losses	(2)	(1)	(2)
Non-deductible expenses and other	7	(10)	(22)
Effective income tax rate	7%	7%	(9)%
Deferred income tax assets and liabilities as at December 31, 2025 and 2024 relate to the following:

(US$ MILLIONS)	2025	2024
Losses (Canada)	$45	$23
Losses (U.S.)	50	5
Losses (International)	332	289
Difference in basis	(1,135)	(1,108)
Total net deferred tax (liability) asset	$(708)	$(791)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$261	$197
Deferred income tax liabilities	(969)	(988)
Total net deferred tax (liability) asset	$(708)	$(791)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2025	2024
Opening net deferred tax (liability) asset	$(791)	$(1,059)
Recognized in income from continuing operations	77	198
Recognized in other comprehensive income	15	(8)
Other (1)	(9)	78
Net deferred tax (liability) asset	$(708)	$(791)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset and liability calculated in the functional currency of the operating entities.

F-44	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
After three years from reporting date	$10	$30
No expiry	149	484
Total	$159	$514
The components of the income taxes in other comprehensive income for the years ended December 31, 2025, 2024, and 2023 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2025	2024	2023
FVOCI securities	$1	$—	$—
Net investment hedges	$(9)	$10	$(1)
Cash flow hedges	(7)	(2)	(18)
Total tax expense (recovery) in other comprehensive income	$(15)	$8	$(19)
The unrecognized taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures is $nil (2024: $nil).
NOTE 19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the years ended December 31, 2025, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(547)	$125	$(422)
Other comprehensive income (loss)	83	(77)	6
Balance as at December 31, 2025	$(464)	$48	$(416)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(427)	$62	$(365)
Other comprehensive income (loss)	(120)	63	(57)
Balance as at December 31, 2024	$(547)	$125	$(422)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

Brookfield Business Corporation	F-45

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(458)	$123	$(335)
Other comprehensive income (loss)	31	(37)	(6)
Ownership changes	—	(24)	(24)
Balance as at December 31, 2023	$(427)	$62	$(365)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 20. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 25.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2025, 2024, and 2023:

(US$ MILLIONS)	2025	2024	2023
Inventory costs	$208	$508	$527
Subcontractor and consultant costs	2,947	3,253	2,432
Concession construction materials and labor costs	204	163	299
Depreciation and amortization expense	718	780	728
Compensation	1,321	1,850	1,749
Other direct costs	1,134	1,014	1,059
Total	$6,532	$7,568	$6,794
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in other direct costs for the year ended December 31, 2025 were $8 million (2024: $9 million, 2023: $13 million) and $1 million (2024: $3 million, 2023: $4 million), respectively.
NOTE 21. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the company’s operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2025, the total outstanding amount was approximately $1.5 billion (2024: approximately $1.5 billion). The company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The company is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2025 could result in a material settlement liability to the company.

F-46	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 22. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2025.
(b)Lease liabilities
The following table summarizes the company’s undiscounted maturity schedule for lease obligations as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Lease obligations
Less than 1 year	$52	$53
1 to 5 years	71	116
5+ years	20	309
Total	$143	$478
NOTE 23. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
(US$ MILLIONS)	2025	2024	2023
Timing of revenue recognition
Goods and services provided at a point in time	$1,711	3,161	$2,857
Services transferred over a period of time	5,457	5,047	4,824
Total revenues from contracts with customers	7,168	8,208	7,681
Other revenue	—	—	2
Total revenues	$7,168	$8,208	$7,683
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the years ended December 31, 2025, 2024, and 2023:

(US$ MILLIONS)	2025	2024	2023
Australia	$3,051	$4,540	$3,848
United States	1,598	1,526	1,734
United Kingdom	1,321	1,041	864
Brazil	858	799	934
Other	340	302	303
Total revenues	$7,168	$8,208	$7,683
(c)Remaining performance obligations
At the company’s construction operation, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2025, the company’s backlog of construction projects was approximately $5.5 billion (2024: $5.7 billion). The company expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years.

Brookfield Business Corporation	F-47

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The company’s dealer software and technology services operation had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $3.3 billion (2024: $3.0 billion). The company expects to recognize most of this amount within the next 2 years and the remainder in the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the company has the right to invoice.
The company’s Brazilian water and wastewater operation business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2025, the remaining performance obligations were approximately $8.9 billion (2024: approximately $8.3 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.
NOTE 24. EQUITY
The following table provides a continuity of the company’s outstanding equity for the year ended December 31, 2025:

	Class C shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2025	25,934,120	$737
Contributions	—	108
Balance at December 31, 2025	25,934,120	$845
The company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 5 for further details related to exchangeable shares and class B shares.
The value of share capital, upon issuance of the class C shares was determined to be $28.41 based on the opening price of an LP Unit on March 15, 2022, the date of the special distribution.
NOTE 25. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
(a)Transactions with Brookfield
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
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the year ended December 31, 2025 was $33 million (2024: $25 million, 2023: $17 million). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated statements of operating results.

F-48	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
In addition, Brookfield has entered into indemnity agreements with the company related to certain construction projects in the Middle East region that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at December 31, 2025, the amount subscribed from the company was $nil (2024: $nil) and the amount subscribed from Brookfield Business Partners was $725 million (2024: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026.
The company has entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility, maturing on March 15, 2032 (unless terminated by the lender in accordance with the agreement after the fifth anniversary), to facilitate the movement of cash within the group. The credit agreement under which the company is the borrower permits it to borrow up to $1 billion from Brookfield Business Partners, and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates a deposit arrangement pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As at December 31, 2025, the net amount outstanding on deposit is $554 million payable to Brookfield Business Partners included in accounts payable and other (2024: $470 million payable to Brookfield Business Partners).
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
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at December 31, 2025, the deposit from Brookfield was $nil (2024: $nil) and the company incurred interest expense of $nil (2024: $nil) for the year ended December 31, 2025 on these deposits.
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at December 31, 2025, the company had a loan receivable of $1.1 billion from Brookfield Business Partners in connection with the proceeds received from the disposition of the company’s nuclear technology services operation in 2023. The loan receivable is non-interest bearing and is due on demand and included in accounts and other receivable, net.

Brookfield Business Corporation	F-49

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(i)    Sale of interests into new evergreen private equity fund
On July 4, 2025, the company completed the sale of a 7% interest of the company’s dealer software and technology services operation to a new evergreen private equity fund, managed by Brookfield Asset Management. In exchange, the company received units of the new evergreen fund with an initial redemption value of $306 million, representing an 8.6% discount to the net asset value of the interest sold. In the 18-month period following the initial closing of the evergreen private equity fund, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value. The sale resulted in a gain of $149 million, recorded in the consolidated statements of changes in equity, within ownership changes and other. The business continues to be accounted for as a consolidated subsidiary.
The units of the new evergreen fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI. For the year ended December 31, 2025, the new evergreen private equity fund partially redeemed 13% of units held by the company for proceeds of $41 million. The fair value of the units as at December 31, 2025 was $273 million.
(b)Other
The following table summarizes revenues the company has earned from transactions with related parties for the years ended December 31, 2025, 2024 and 2023:

		Year ended December 31,
(US$ MILLIONS)	Related Parties	2025	2024	2023
Revenues
	Brookfield Corporation (1)	$169	$236	$115
	Equity accounted investments of operating subsidiaries	26	—	—
	Other	—	9	—
		$195	$245	$115
____________________________________
(1)Includes revenues earned by the company’s construction services from an affiliate of Brookfield Corporation.

The following table summarizes balances with related parties as at December 31, 2025 and 2024:

(US$ MILLIONS)	Related Parties	December 31, 2025	December 31, 2024
Financial assets (1)	Brookfield Corporation	$273	$—
Accounts and other receivable, net
	Brookfield Corporation	$313	$291
	Brookfield Business Partners	1,127	1,140
		$1,440	$1,431
Accounts payable and other
	Brookfield Corporation	$8	$9
	Brookfield Business Partners	554	454
	Other	9	10
		$571	$473
Non-recourse borrowings in subsidiaries of the company	Brookfield Wealth Solutions	$38	$44
____________________________________
(1)Includes the fair value of the units received in a new evergreen private equity fund managed by Brookfield Asset Management in exchange for the sale of a partial interest in the company’s dealer software and technology services operation.

F-50	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk) and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The following table summarizes the aggregate notional amounts of the company’s derivative positions as at December 31, 2025 and 2024:

(US$ MILLIONS)	December 31, 2025	December 31, 2024
Foreign exchange contracts	$—	$374
Cross currency swaps	150	112
Interest rate derivatives	4,373	4,156
	$4,523	$4,642
Total current	$1,958	$849
Total non-current	$2,565	$3,793
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the company as at December 31, 2025 and 2024. The notional amounts include both buy and sell contracts. There were no foreign exchange contracts held by the company as at December 31, 2025.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2025	2024	2025	2024
Foreign exchange contracts
Australian dollars	$—	$36	—	1.48
Brazilian real	—	338	—	5.62
	$—	$374
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying derivative instruments by term to maturity as at December 31, 2025 and the comparative notional amounts as at December 31, 2024, for derivatives that qualify for hedge accounting:

	2025			2024
(US$ MILLIONS)	< 1 Year	1-5 Years	Total notional amount	Total notional amount
Designated for hedge accounting
Foreign exchange contracts	$—	$—	$—	$374
Cross currency swaps	—	150	150	112
Interest rate derivatives	1,958	2,415	4,373	4,156
	$1,958	$2,565	$4,523	$4,642

Brookfield Business Corporation	F-51

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 27. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the company consists of non-recourse borrowings in subsidiaries of the company, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2025	2024
Non-recourse borrowings in subsidiaries of the company	$7,844	$8,490
Cash and cash equivalents	(710)	(1,008)
Net debt	7,134	7,482
Total equity	2,098	2,635
Total capital	$9,232	$10,117
Net debt-to-capital ratio	77%	74%
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
As disclosed within Note 17, the company has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The company does not have any market capitalization covenants attached to any of its borrowings and the company is in compliance with all covenant requirements.
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables detail the contractual maturities for the company’s financial liabilities as at December 31, 2025 and 2024. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the company can be required to repay. The tables include both interest and principal cash flows:

	2025
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years	Total contractual cash flows
Non-derivative financial liabilities
Accounts payable and other (1)	$1,161	$175	$112	$248	$1,696
Interest-bearing liabilities	846	955	8,218	4,708	14,727
Lease liabilities	52	30	41	20	143
____________________________________
(1)Excludes other provisions, post-employment benefits, deferred revenue, liabilities associated with assets held for sale, work in progress liabilities and related party loans and notes payable of $741 million.

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
Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The company monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2025 and 2024, a 50 basis points increase or decrease in interest rates would have the following impact on the company’s net income and other comprehensive income (loss) on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2025	$12	$(12)	$(11)	$11
December 31, 2024	$11	$(11)	$(26)	$26

Brookfield Business Corporation	F-53

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the company’s net investment and cash flows denominated in currencies other than the U.S. dollar. The company enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the company’s currency exposure as at December 31, 2025 and 2024:

	2025
(US$ MILLIONS)	USD	AUD	GBP	CAD	BRL	Other	Total
Assets
Current assets	$830	$446	$291	$135	$560	$21	$2,283
Non-current assets	9,816	650	142	65	3,459	13	14,145
	$10,646	$1,096	$433	$200	$4,019	$34	$16,428

Liabilities
Current liabilities	$3,477	$566	$430	$81	$255	$8	$4,817
Non-current liabilities	6,414	101	78	29	2,883	8	9,513
	$9,891	$667	$508	$110	$3,138	$16	$14,330

Non-controlling interests	2,140	(3)	—	—	640	—	2,777
Net investment attributable to Brookfield Business Partners	$(1,385)	$432	$(75)	$90	$241	$18	$(679)

	2024
(US$ MILLIONS)	USD	AUD	GBP	CAD	BRL	Other	Total
Assets
Current assets	$1,295	$714	$218	$138	$553	$17	$2,935
Non-current assets	9,976	3,050	132	35	2,960	10	16,163
	$11,271	$3,764	$350	$173	$3,513	$27	$19,098

Liabilities
Current liabilities	$3,066	$1,084	$361	$76	$217	$6	$4,810
Non-current liabilities	6,474	2,585	53	33	2,501	7	11,653
	$9,540	$3,669	$414	$109	$2,718	$13	$16,463

Non-controlling interests	2,212	(117)	—	—	599	—	2,694
Net investment attributable to Brookfield Business Partners	$(481)	$212	$(64)	$64	$196	$14	$(59)

F-54	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the company’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2025, 2024 and 2023. There was no impact on net income for the years ended December 31, 2025 and 2023 as a result of a 10% change in the exchange rates.

	December 31, 2025
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(43)	$43
Canadian dollar	—	—	(9)	9
Brazilian real	—	—	(24)	24
Other	—	—	6	(6)

	December 31, 2024
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(4)	$4	$(21)	$21
Canadian dollar	—	—	(6)	6
Brazilian real	—	—	(5)	5
Other	—	—	5	(5)

	December 31, 2023
	Pre-tax net income (loss)		OCI attributable to Brookfield Business Partners, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$—	$—	$(50)	$50
Canadian dollar	—	—	(6)	6
Brazilian real	—	—	(2)	2
Other	—	—	8	(8)
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

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 28. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2025	2024	2023
Net interest paid (received)	$628	$689	$1,024
Net income taxes paid (received)	30	44	162
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the company’s lease contracts for the year ended December 31, 2025 were $89 million (2024: $102 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2025	2024	2023
Accounts and other receivable	$155	$(252)	$(142)
Inventory	4	1	(86)
Other assets	(94)	19	(204)
Accounts payable and other	(23)	(115)	102
Changes in non-cash working capital, net	$42	$(347)	$(330)
The following table presents the change in the balance of non-recourse borrowings in subsidiaries of the company arising from financing activities as at December 31, 2025 and 2024:

(US$ MILLIONS)	2025	2024
Balance at beginning of year	$8,490	$8,823
Cash flows	(29)	341
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	(950)	—
Foreign currency translation	279	(619)
Other changes	54	(55)
Balance at end of year	$7,844	$8,490

F-56	Brookfield Business Corporation

BROOKFIELD BUSINESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 29. SUBSEQUENT EVENTS
(a)Corporate reorganization
On January 13, 2026, in connection with its previously announced plans to simplify its corporate structure, the company and BBU each held special meetings of their shareholders and unitholders, as applicable. At both meetings, the company and BBU received the required securityholder approvals to proceed with the Arrangement. On January 16, 2026, the company and BBU received the final order of the Supreme Court of British Columbia in respect of the Arrangement. The Arrangement was completed on March 27, 2026.
On March 27, 2026, pursuant to the Arrangement, all exchangeable shares were exchanged for newly issued class A shares of a publicly traded Canadian corporation (the “Corporation”) on a one-for-one basis. Following the Arrangement, the company was renamed to Brookfield Business Holdings Corporation (“BBHC”) and became a subsidiary of the Corporation. The company will be delisted and will cease to be a reporting issuer.
(b)Dividend
On March 12, 2026, the Board of Directors declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on March 31, 2026 to shareholders of record as at the close of business on March 23, 2026.

Brookfield Business Corporation	F-57